March 22, 2005



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
Sluk@hewm.com
Direct 2292 2222
Main 852.2292.2000
Fax 852.2292.2200



The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3950

Re: Lenovo Group Limited
(Formerly known as Legend Group Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Lenovo Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding 2004/5 Third Quarter Results for the period from October 1, 2004 to December 31, 2004, dated February 4, 2005, published (in English language) in South China Morning Post and The Standard and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on February 7, 2005;

2. The Company's announcement regarding the very substantial acquisition relating to the personal computer business of IBM and continuing connected transactions; poll results of the extraordinary general meeting held on January 27, 2005, dated January 27, 2005, published (in English language) in The Standard and South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on January 28, 2005;

3. The Company's circular regarding the very substantial acquisition relating to the personal computer business of international business machines corporation and continuing connected transactions, dated December 31, 2004;

4. The Company's announcement regarding notice of extraordinary general meeting, dated December 31, 2004, published (in English language) in South China Morning Post and The Standard and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on December 31, 2004;

5. The Company's announcement regarding the very substantial acquisition relating to the personal computer business of international business machines corporation and continuing connected transactions, dated December 30, 2004, published (in English language) in South China Morning Post and The Standard and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on December 31, 2004; and

6. The Company's announcement regarding the very substantial acquisition relating to the personal computer business of international business machines corporation and continuing connected transactions, dated December 28, 2004, published (in English language) in the South China Morning Post and The Standard and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on December 29, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Lenovo Group Limited

H:\DLAI\ADR\19092\0001\46SEC.doc



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

VERY SUBSTANTIAL ACQUISITION RELATING TO THE PERSONAL COMPUTER BUSINESS OF IBM AND CONTINUING CONNECTED TRANSACTIONS

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 27 JANUARY 2005

Financial adviser to the Company



Goldman Sachs (Asia) L.L.C.

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

CAZENOVE

Cazenove Asia Limited

At the EGM of the Company held today, all resolutions to approve, inter alia, the Asset Acquisition and the Continuing Connected Transactions were duly passed.

Reference is made to the announcement made by the Company dated 8 December 2004 (the "**Announcement**") and to the shareholders' circular issued by the Company dated 31 December 2004 (the "**Circular**") relating to the Asset Acquisition and the Continuing Connected Transactions. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

At the Extraordinary General Meeting (the "**EGM**") of the Company held today, the proposed ordinary resolutions as set out in the notice of the EGM dated 31 December 2004 and contained in the Circular were transacted by poll voting.

The Board is pleased to announce that at the EGM, all such resolutions were approved by the Shareholders and the voting details are as follows:

Ordinary Resolution (abbreviated)	No. of Votes (Approx. %)	
	For	Against
1. The entering into by the Company of (i) the Asset Purchase Agreement, pursuant to which the Company agreed to acquire from IBM certain assets and assume certain liabilities in connection with the Business; and (ii) in connection with the Asset Purchase Agreement, the Continuing Connected Transactions with IBM.	4,825,612,866 (99.47%)	25,533,642 (0.53%)
2. Pursuant to the Asset Purchase Agreement, the allotment and issue of up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares to IBM.	4,822,245,660 (99.40%)	28,870,848 (0.60%)

Please refer to the notice of the EGM dated 31 December 2004 for the full version of the above resolutions.

As at the date of the EGM, the issued share capital of the Company is 7,474,232,108 shares. There is no restriction on any shareholders of the Company to cast vote on any of the aforesaid resolutions at the EGM.

Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the EGM.

Please note that, although all the above-mentioned resolutions were duly passed, Initial Closing is subject to the satisfaction or waiver of other conditions precedent. Accordingly, shareholders and prospective investors of the Company should exercise caution when dealing in the shares of the Company.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 27 January 2005

As at the date of this announcement, the Board comprises three executive directors, namely Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng, one non-executive director, namely Mr Zeng Maochao and three independent non-executive directors, namely Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（於香港註冊成立的有限公司）

（股份代號：992）

有關IBM個人電腦業務的非常重大收購 及 持續關連交易 於二零零五年一月二十七日舉行的 股東特別大會投票結果

本公司財務顧問


Goldman Sachs

高盛（亞洲）有限責任公司

獨立董事委員會及獨立股東的
獨立財務顧問

CAZENOVE
嘉誠亞洲有限公司

本公司於今天舉行的股東特別大會上，全部決議案（包括資產收購及持續關連交易）均獲得通過。

茲提述本公司就資產收購及持續關連交易於二零零四年十二月八日刊發的公告（「公告」）及於二零零四年十二月三十一日寄發予股東的通函（「通函」）。除文義另有所指外，本公告所用詞彙與該通函所定義者具有相同涵義。

本公司於今天舉行的股東特別大會（「股東特別大會」）上，就日期為二零零四年十二月三十一日的股東特別大會通告上及通函內所提呈的全部普通決議案以書面點票形式投票表決。

董事會欣然宣布，於股東特別大會上該等決議案已獲股東通過，投票結果詳情如下：

普通決議案（簡明）	票數（百份比）	
	贊成	反對
1. 本公司與IBM訂定：(i)本公司同意就該業務向IBM收購若干資產及承擔若干負債的資產購買協議；及(ii)就資產購買協議而進行的持續關連交易	4,825,612,866 (99.47%)	25,533,642 (0.53%)
2. 根據資產購買協議，配發及發行不多於821,234,569股新股份及921,636,459股新無投票權股份予IBM	4,822,245,660 (99.40%)	28,870,848 (0.60%)

有關上述決議案的詳情，股東可參考日期為二零零四年十二月三十一日的股東特別大會通告。

於股東特別大會當日，本公司的已發行股本為7,474,232,108股股份。股東於股東特別大會上就上述決議案投票時，未受任何限制。

本公司的股份過戶登記處雅柏勤證券登記有限公司出任是次大會監票員。

請注意，雖然以上的決議案已獲得通過，但是首次交割仍受制於其他先決條件是否獲得履行或豁免。所以請各股東及潛在投資者在買賣本公司的股份時務請審慎行事。

承董事會命
主席
柳傳志

香港，二零零五年一月二十七日

於本公告日期，董事會由七位成員組成，包括執行董事－柳傳志先生、楊元慶先生及馬雪征女士；非執行董事－曾茂朝先生；及獨立非執行董事－黃偉明先生、吳家瑋教授及丁利生先生。

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

2004/05 Third Quarter Results Announcement

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

QUARTERLY RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") are pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the nine months ended 31 December 2004 together with comparative figures for the corresponding period of last year, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	3 months ended 31 December 2004 (unaudited) *HK$'000*	9 months ended 31 December 2004 (unaudited) *HK$'000*	3 months ended 31 December 2003 (unaudited) *HK$'000*	9 months ended 31 December 2003 (unaudited) *HK$'000*
Turnover	3	6,308,795	17,841,503	6,552,281	18,141,421
Earnings before interest, taxation, depreciation and amortisation expenses		370,392	978,506	310,947	913,117
Depreciation expenses		(43,380)	(145,268)	(51,704)	(149,040)
Amortisation of intangible assets		(5,250)	(21,141)	(10,254)	(25,488)
Impairment of assets		–	(51,364)	–	–
Gains on disposal of investments		(5,189)	159,193	45,375	51,377
Finance income		23,905	65,551	34,218	74,267
Profit from operations	4	340,478	985,477	328,582	864,233
Finance costs		(2,283)	(5,783)	(391)	(391)
		338,195	979,694	328,191	863,842
Share of losses of jointly controlled entities		(1,180)	(11,290)	(25,514)	(39,053)
Share of profits of associated companies		3,948	3,702	10,932	16,311
Profit before taxation		340,963	972,106	313,609	841,100
Taxation	5	(17,864)	(42,769)	421	1,747
Profit after taxation		323,099	929,337	314,030	842,847
Minority interests		4,149	24,782	11,121	21,722
Profit attributable to shareholders		327,248	954,119	325,151	864,569
Dividend	6	N/A	179,378	N/A	149,436
Earnings per share – basic	7	4.37 HK cents	12.76 HK cents	4.35 HK cents	11.57 HK cents
Earnings per share – fully diluted	7	4.36 HK cents	12.74 HK cents	4.31 HK cents	11.50 HK cents

CONSOLIDATED BALANCE SHEET

	As at 31 December 2004 (unaudited) *HK$'000*	As at 31 March 2004 (audited) *HK$'000*
Non-current assets		
Intangible assets	548,628	646,986
Tangible fixed assets	890,835	987,272
Construction-in-progress	261,589	260,377
Investments in jointly controlled entities	192,152	124,124
Investments in associated companies	52,977	112,682
Investment securities	70,454	75,982
Deferred tax assets	42,519	34,718
	2,059,154	2,242,141
Current assets		
Inventories	782,515	1,393,018
Trade receivables	1,746,140	1,230,944
Notes receivable	918,891	520,321
Deposits, prepayments and other receivables	889,253	301,513
Tax recoverable	–	4,033
Cash and cash equivalents	3,579,216	2,650,071
	7,916,015	6,099,900
Current liabilities		

3. **Turnover, revenue and segment information**

3A. **Primary reporting format – business segments**

(i) For the nine months ended 31 December 2004:

	Corporate IT business (unaudited) *HK$'000*	Consumer IT business (unaudited) *HK$'000*	Handheld device business (unaudited) *HK$'000*	Other business (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Profit and loss account					
Turnover	10,141,922	5,763,339	1,605,649	330,593	17,841,503
Segment operating results	549,831	362,566	(23,803)	(62,461)	826,133
Amortisation of goodwill					(14,036)
Impairment of assets					(51,364)
Gains on disposal of investments					159,193
Finance income					65,551
Finance costs					(5,783)
Contribution to operating profit					979,694
Share of losses of jointly controlled entities					(11,290)
Share of profits of associated companies					3,702
Profit before taxation					972,106
Taxation					(42,769)
Profit after taxation					929,337
Minority interests					24,782
Profit attributable to shareholders					954,119

(ii) For the nine months ended 31 December 2003:

	Corporate IT business (unaudited) *HK$'000*	Consumer IT business (unaudited) *HK$'000*	Handheld device business (unaudited) *HK$'000*	Other business (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Profit and loss account					
Turnover	9,555,984	6,068,837	1,432,363	1,084,237	18,141,421
Segment operating results	576,670	332,821	(63,431)	(89,340)	756,720
Amortisation of goodwill					(18,131)
Gains on disposal of investments					51,377
Finance income					74,267
Finance costs					(391)
Contribution to operating profit					863,842
Share of losses of jointly controlled entities					(39,053)
Share of profits of associated companies					16,311
Profit before taxation					841,100
Taxation					1,747
Profit after taxation					842,847
Minority interests					21,722
Profit attributable to shareholders					864,569

3B. **Secondary reporting format – geographical segments**

As over 90% of the Group's business operations are located in the People's Republic of China, no geographical segment analysis is presented.

4. **Profit from operations**

		3 months ended 31 December 2004 (unaudited) *HK$'000*	9 months ended 31 December 2004 (unaudited) *HK$'000*	3 months ended 31 December 2003 (unaudited) *HK$'000*	9 months ended 31 December 2003 (unaudited) *HK$'000*
(a)	Turnover	6,308,795	17,841,503	6,552,281	18,141,431
	Cost of sales	(5,436,507)	(15,265,377)	(5,630,012)	(15,494,811)

9. **Condensed balance sheet of the Company**

	As at 31 December 2004 (unaudited) *HK$'000*	As at 31 March 2004 (audited) *HK$'000*
Tangible fixed assets	28,602	32,115
Investments	2,331,942	2,327,875
Current assets	3,978,468	4,408,126
Current liabilities	130,586	130,700
Net current assets	3,847,882	4,277,426
Total assets less current liabilities	6,208,426	6,637,416
Share capital	186,854	186,890
Retained earnings	1,261,642	1,685,102
Reserves	4,759,930	4,765,424
	6,208,426	6,637,416

FINANCIAL REVIEW

Results

For the nine months ended 31 December 2004, the Group achieved a turnover of approximately HK$17,842 million. Profit attributable to shareholders rose to approximately HK$954 million during the period, representing an increase of 10.36% against HK$865 million recorded in the same period last year. Basic earnings per share and fully diluted earnings per share were 12.76 HK cents and 12.74 HK cents, representing increases of 10.29% and 10.78% respectively as compared with the same period last year.

Segment Results

During the nine months ended 31 December 2004, turnover of corporate IT business amounted to HK$10,142 million and segment operating profit reached HK$550 million. As for consumer IT business, turnover was HK$5,763 million and segment operating profit reached HK$363 million. The turnover of handheld device business increased to HK$1,606 million, segment operating loss was reduced to HK$24 million. Turnover of other business (IT service and contract manufacturing business) decreased to HK$331 million, mainly caused by deconsolidation of the contract manufacturing business since 1 June 2004 and disposal of substantial portion of IT service business by end of September 2004, with segment operating loss reduced to HK$62 million.

Gains on disposal of investments

The Group recorded net gains of HK$159 million on disposal of investments during the nine months ended 31 December 2004. The gains were mainly from the disposal of subsidiaries and associated companies in relation to IT services business and printed circuit board business.

Impairment of assets

During the nine months ended 31 December 2004, impairment losses of HK$20 million and HK$31 million for investment securities and goodwill arising from business combination were charged to the consolidated profit and loss account respectively.

Capital expenditure

The Group incurred capital expenditures of HK$150 million during the nine months ended 31 December 2004, mainly for acquisition of fixed assets, injection into construction-in-progress and optimisation of the Group's information technology systems.

Liquidity and financial resources

As at 31 December 2004, total assets of the Group amounted to HK$9,975 million, which was financed by shareholders' funds of HK$5,044 million, minority interests of HK$27 million, long-term and current liabilities of HK$4,904 million. The current ratio of the Group was 1.74.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. As at 31 December 2004, cash and cash equivalents of the Group totaled at HK$3,579 million, of which about 10% were in Hong Kong dollars, 24% in US dollars and 66% in Renminbi.

The Group is consistently in a very liquid position and has also arranged credit facilities for contingency purposes. As at 31 December 2004, the Group's total available credit facilities amounted to HK$3,679 million, of which HK$1,769 million was in trade line, HK$740 million in short term and revolving money market facilities and HK$1,170 million in foreign currency contracts and options. As at 31 December 2004, the facility drawn down was HK$497 million in trade line, HK$225 million in short term and revolving money market facilities, and HK$608 million in foreign currency contracts and options. The Group consistently adopts a hedging policy for business transactions to minimize the risk of fluctuation from exchange rates on daily operations.

The Group's outstanding bank loan as at 31 December 2004 was HK$225 million. When compared with shareholders' funds of HK$5,044 million, the Group's gearing ratio was 0.045. There were no

Tax payable	4,914	5,031
Short-term bank loan	225,000	-
Current portion of long-term liabilities	145,763	55,453
	4,543,120	3,297,440
Net current assets	3,372,895	2,802,460
Total assets less current liabilities	5,432,049	5,044,601
Financed by:		
Share capital	186,854	186,890
Reserves	4,857,308	4,301,834
Shareholders' funds	5,044,162	4,488,724
Minority interests	26,650	29,330
Long-term liabilities	361,237	526,547
	5,432,049	5,044,601

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	9 months ended 31 December 2004 (unaudited) HK$'000	9 months ended 31 December 2003 (unaudited) HK$'000
Net cash inflow from operating activities	1,409,304	695,805
Net cash outflow from investing activities	(299,160)	(157,352)
Net cash outflow from financing activities	(180,875)	(769,742)
Increase/(decrease) in cash and cash equivalents	929,269	(231,289)
Effect of foreign exchange rate changes	(124)	276
Cash and cash equivalents at the beginning of the period	2,650,071	2,808,323
Cash and cash equivalents at the end of the period	3,579,216	2,577,310

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) HK$'000	Share premium (unaudited) HK$'000	Surplus arising on consolidation (unaudited) HK$'000	Exchange reserve (unaudited) HK$'000	Investment revaluation reserve (unaudited) HK$'000	Share redemption reserve (unaudited) HK$'000	Retained earnings/ (Accumulated losses) (unaudited) HK$'000	Total (unaudited) HK$'000
Balance as at 1 April 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Surplus in fair market value of investment securities	-	-	-	-	3,114	-	-	3,114
Exchange differences	-	-	-	(236)	-	-	-	(236)
Net gains and losses not recognised in the consolidated profit and loss account	-	-	-	(236)	3,114	-	-	2,878
Profit for the period	-	-	-	-	-	-	954,119	954,119
Reserves written off on disposal of subsidiaries	-	-	-	(2,377)	-	-	-	(2,377)
Reserves realised on disposal of investment securities	-	-	-	-	(12,908)	-	-	(12,908)
Impairment of investments	-	-	-	-	19,601	-	-	19,601
Exercise of share options	152	13,636	-	-	-	-	-	13,788
Repurchase of shares	(188)	(16,093)	-	-	-	188	-	(16,093)
Dividend paid	-	-	-	-	-	-	(403,570)	(403,570)
As at 31 December 2004	186,854	4,760,069	27,871	1,968	3,831	3,086	60,483	5,044,162
Balance as at 1 April 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	-	-	-	-	12,157	-	-	12,157
Exchange differences	-	-	-	276	-	-	-	276
Net gains and losses not recognised in the consolidated profit and loss account	-	-	-	276	12,157	-	-	12,433
Profit for the period	-	-	-	-	-	-	864,569	864,569
Reserves realised on disposal of investment securities	-	-	-	-	(11,623)	-	-	(11,623)
Exercise of share options	115	12,081	-	-	-	-	-	12,196
Repurchase of shares	(234)	-	-	-	-	234	(20,124)	(20,124)
Dividend paid	-	-	-	-	-	-	(761,814)	(761,814)
As at 31 December 2003	186,815	4,746,136	27,871	4,587	(13,962)	2,823	(670,112)	4,284,158

Notes:

1. **Basis of preparation**

The Board is responsible for the preparation of the Group's unaudited quarterly financials. These unaudited quarterly financials have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2004.

2. **Principal accounting policies**

The principal accounting policies and methods of calculation used in the preparation of these unaudited quarterly financials are consistent with those used in the annual accounts for the year ended 31 March 2004.

Gains on disposal of investments	(5,189)	159,193	45,375	51,377
Impairment of assets	-	(51,364)	-	-
Distribution expenses	(386,376)	(1,204,788)	(439,476)	(1,271,638)
Administrative expenses	(86,703)	(257,319)	(112,157)	(293,349)
Other operating expenses	(72,197)	(280,781)	(111,393)	(317,544)
Amortisation of intangible assets	(5,250)	(21,141)	(10,254)	(25,488)
Total operating expenses (see (b))	(550,526)	(1,764,029)	(673,280)	(1,908,019)
Profit from operations	340,478	985,477	328,582	864,233

(b) Analysis of operating expenses by nature:

Selling expenses	(150,965)	(436,759)	(130,222)	(422,174)
Promotional and advertising expenses	(80,228)	(264,369)	(110,518)	(299,863)
Staff costs	(203,014)	(637,363)	(242,320)	(700,816)
Other expenses	(111,069)	(404,397)	(179,966)	(459,678)
Amortisation of intangible assets	(5,250)	(21,141)	(10,254)	(25,488)
Total operating expenses	(550,526)	(1,764,029)	(673,280)	(1,908,019)

5. **Taxation**

	3 months ended 31 December 2004 (unaudited) HK$'000	9 months ended 31 December 2004 (unaudited) HK$'000	3 months ended 31 December 2003 (unaudited) HK$'000	9 months ended 31 December 2003 (unaudited) HK$'000
Taxation outside Hong Kong	24,999	49,833	5,702	17,256
Deferred taxation	(7,739)	(7,801)	(6,325)	(19,422)
	17,260	42,032	(623)	(2,166)
Share of taxation attributable to:				
jointly controlled entities	134	145	-	84
associated companies	470	592	202	335
	17,864	42,769	(421)	(1,747)

6. **Dividend**

	9 months ended 31 December 2004 (unaudited) HK$'000	9 months ended 31 December 2003 (unaudited) HK$'000
Interim dividend of 2.4 HK cents (2003/04: 2.0 HK cents) per share	179,378	149,436

No dividends have been declared for this quarter (same period last year: nil)

7. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data:

	9 months ended 31 December 2004 (unaudited)	9 months ended 31 December 2003 (unaudited)
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	954,119	864,569
Weighted average number of shares for the purposes of basic earnings per share	7,475,320,857	7,470,040,523
Effect of potential dilutive shares	12,394,000	45,116,374
Weighted average number of shares for the purposes of diluted earnings per share	7,487,714,857	7,515,156,897

8. **Ageing analysis**

Ageing analysis of trade receivables as at 31 December 2004 is as follow:

	As at 31 December 2004 (unaudited) HK$'000	As at 30 September 2004 (unaudited) HK$'000	As at 31 March 2004 (audited) HK$'000
0-30 days	1,442,423	1,411,565	944,212
31-60 days	123,692	176,109	84,481
61-90 days	77,187	12,082	20,862
Over 90 days	102,838	114,883	181,389
	1,746,140	1,714,639	1,230,944

Customers are generally granted credit terms of 30 days. Credit terms for customers of system integration business normally range from 30 days to 180 days.

Ageing analysis of trade payables as at 31 December 2004 is as follow:

	As at 31 December 2004 (unaudited) HK$'000	As at 30 September 2004 (unaudited) HK$'000	As at 31 March 2004 (audited) HK$'000
0-30 days	2,491,911	1,991,482	1,791,869
31-60 days	290,701	355,502	210,993
61-90 days	36,278	42,177	27,554
Over 90 days	112,586	90,087	124,641
	2,931,476	2,479,248	2,155,057

The Group had no material contingent liabilities as at 31 December 2004.

Employees

As at 31 December 2004, the Group had a total of 9,453 employees, 9,395 of whom were employed in Chinese mainland and 58 were employed in Hong Kong and overseas.

The Group implemented remuneration policy, bonus and share options schemes which are subject to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to sustain competitiveness of the Group.

BUSINESS REVIEW

During October to December 2004, the Chinese economy continued to grow rapidly, with GDP growth estimated at 9.5%. Benefited from the seasonal purchases by government and enterprise customers during the quarter, China's commercial PC market unit shipment recorded healthy growth. The notebook shipment also rose significantly since an increasing number of consumers had replaced their desktop computers with notebooks, the government sector increased notebook purchases, and demand for mobile computing by enterprises continued to rise. The sales promotion efforts of various computer vendors during the National Day and New Year holidays also helped stimulate consumer demand.

During the quarter under review, Lenovo PC shipment growth outperformed the market average, with market share increased to more than 28%. Operating profits of the corporate and consumer IT businesses increased 14.38% and 28.91% respectively over the same period last year. The Group's core business performed strongly in terms of market share and operating profit, demonstrating the success of its strategic initiatives made in early 2004. Since then, the Group has directed its focus on core business and concentrated its resources on enhancing the competitiveness of its core business. At the same time, the Group embraced a customer-oriented strategy and adjusted its organizational structure and established an integrated distribution model that helped strengthen ties with customers and enhance penetration in the township market.

The Group also promptly adjusted its product line according to changes in the market environment and customer demand in application. It launched the "Yuanmeng" consumer desktop series and "Xuri" notebook computer for the mass market and the "Tianjiao" broadband collaborating PC for the high-end market. During the quarter, the Group proactively promoted LCD PCs to raise the average selling price. With its product differentiation strategy, the Group's core business achieved outstanding results in the quarter.

The period under review also saw significant improvement in operational efficiency as a result of the Group's initiatives. Through focusing on its core business, the Group was able to achieve a lower rate of overall operating expenses. The Group's cash cycle was also shortened significantly, proving the success of its efforts in strengthening supply chain management.

As for the handheld device business, the Group emphasized the importance of maintaining a healthy operation under the competitive market environment. During the quarter, the gross margin of handheld device business continued to rise. Leveraging on its self development capability, the Group strengthened its product line with the introduction of new models including 1 mega pixel camera phones. These efforts paved the way for better performance in the coming quarter. As the Group strategically adjusted product line and reduced channel inventory level, unit shipment growth of mobile handsets slowed down and a loss was reported during the quarter.

During the quarter, the Group achieved a major breakthrough in implementing its globalization strategy. In December 2004, the Group announced the acquisition of IBM's personal computer business, forming the world's third largest computer company. The acquisition is expected to complete in second quarter this year. The Group is currently actively preparing for the closing. Since the acquisition was announced, the management teams of Lenovo and IBM's PC business have been working closely together and reached consensus on a number of issues such as the appointment of senior management personnel and future business strategies. Lenovo believes the acquisition is a unique opportunity for it to fulfill its globalization strategy and will bring long-term benefits to its shareholders in the future.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 31 December 2004, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

Month/Year	Number of shares repurchased	Highest price per share HK$	Lowest price per share HK$	Aggregate consideration paid (including expenses) HK$'000
June 2004	7,500,000	2.175	2.025	16,093

The repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the unaudited quarterly financials for the nine months ended 31 December 2004. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 4 February 2005

As at the date of this announcement, the Board comprises three executive directors, namely Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng, one non-executive director, namely Mr Zeng Maochao, and three independent non-executive directors, Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

The results announcement of the Company will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited.

Website: www.lenovo.com

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)

(股份代號：992)

二零零四／零五年度第三季度業績公佈

本公告乃按香港聯合交易所有限公司證券上市規則第13.09條而發出。

季度業績

聯想集團有限公司(「本公司」)董事會(「董事會」)在此欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止九個月的未經審核業績，以及去年同期的比較數字如下：

綜合損益表

	附註	截至二零零四年十二月三十一日止三個月（未經審核）港幣千元	截至二零零四年十二月三十一日止九個月（未經審核）港幣千元	截至二零零三年十二月三十一日止三個月（未經審核）港幣千元	截至二零零三年十二月三十一日止九個月（未經審核）港幣千元
營業額	3	6,308,795	17,841,503	6,552,281	18,141,421
除利息、稅項、折舊及攤銷前經營溢利		370,392	978,506	310,947	913,117
折舊費用		(43,380)	(145,268)	(51,704)	(149,040)
無形資產攤銷		(5,250)	(21,141)	(10,254)	(25,488)
資產減值		–	(51,364)	–	–
出售投資收益		(5,189)	159,193	45,375	51,377
財務收入		23,905	65,551	34,218	74,267
經營溢利	4	340,478	985,477	328,582	864,233
財務費用		(2,283)	(5,783)	(391)	(391)
		338,195	979,694	328,191	863,842
應佔共同控制實體虧損		(1,180)	(11,290)	(25,514)	(39,053)
應佔聯營公司溢利		3,948	3,702	10,932	16,311
除稅前溢利		340,963	972,106	313,609	841,100
稅項	5	(17,864)	(42,769)	421	1,747
除稅後溢利		323,099	929,337	314,030	842,847
少數股東權益		4,149	24,782	11,121	21,722
股東應佔溢利		327,248	954,119	325,151	864,569
股息	6	不適用	179,378	不適用	149,436
每股盈利－基本	7	4.37港仙	12.76港仙	4.35港仙	11.57港仙
每股盈利－全面攤薄	7	4.36港仙	12.74港仙	4.31港仙	11.50港仙

綜合資產負債表

	於二零零四年十二月三十一日（未經審核）港幣千元	於二零零四年三月三十一日（經審核）港幣千元
非流動資產		
無形資產	548,628	646,986
有形固定資產	890,835	987,272
在建工程	261,589	260,377
於共同控制實體的投資	192,152	124,124
於聯營公司的投資	52,977	112,682
證券投資	70,454	75,982
遞延稅項資產	42,519	34,718
	2,059,154	2,242,141
流動資產		
存貨	782,515	1,393,018
應收賬款	1,746,140	1,230,944
應收票據	918,891	520,321
按金、預付款項及其他應收賬款	889,253	301,513
可收回稅項	–	4,033
現金及現金等價物	3,579,216	2,650,071
	7,916,015	6,099,900
流動負債		
應付賬款	2,931,476	2,155,057
應付票據	461,684	356,531
應計費用及其他應付賬款	666,722	616,897
應付共同控制實體款項	107,561	108,471
應付稅項	4,914	5,031

3. 營業額、收益及分類資料

3A. 基本報告格式－業務分類

(i) 截至二零零四年十二月三十一日止九個月：

	企業IT業務（未經審核）港幣千元	消費IT業務（未經審核）港幣千元	手持設備業務（未經審核）港幣千元	其他業務（未經審核）港幣千元	合計（未經審核）港幣千元
損益表					
營業額	10,141,922	5,763,339	1,605,649	330,593	17,841,503
分類經營業績	549,831	362,566	(23,803)	(62,461)	826,133
商譽攤銷					(14,036)
資產減值					(51,364)
出售投資收益					159,193
財務收入					65,551
財務費用					(5,783)
盈利貢獻					979,694
應佔共同控制實體虧損					(11,290)
應佔聯營公司溢利					3,702
除稅前溢利					972,106
稅項					(42,769)
除稅後溢利					929,337
少數股東權益					24,782
股東應佔溢利					954,119

(ii) 截至二零零三年十二月三十一日止九個月：

	企業IT業務（未經審核）港幣千元	消費IT業務（未經審核）港幣千元	手持設備業務（未經審核）港幣千元	其他業務（未經審核）港幣千元	合計（未經審核）港幣千元
損益表					
營業額	9,555,984	6,068,837	1,432,363	1,084,237	18,141,421
分類經營業績	576,670	332,821	(63,431)	(89,340)	756,720
商譽攤銷					(18,131)
出售投資收益					51,377
財務收入					74,267
財務費用					(391)
盈利貢獻					863,842
應佔共同控制實體虧損					(39,053)
應佔聯營公司溢利					16,311
除稅前溢利					841,100
稅項					1,747
除稅後溢利					842,847
少數股東權益					21,722
股東應佔溢利					864,569

3B. 輔助報告格式－地域分類

由於本集團逾90%的業務位於中華人民共和國，因此並無呈列地域分類的分析。

4. 經營溢利

	截至二零零四年十二月三十一日止三個月（未經審核）港幣千元	截至二零零四年十二月三十一日止九個月（未經審核）港幣千元	截至二零零三年十二月三十一日止三個月（未經審核）港幣千元	截至二零零三年十二月三十一日止九個月（未經審核）港幣千元
(a) 營業額	6,308,795	17,841,503	6,552,281	18,141,421
銷售成本	(5,436,507)	(15,265,377)	(5,630,012)	(15,494,813)
毛利	872,288	2,576,126	922,269	2,646,608
財務收入	23,905	65,551	34,218	74,267
出售投資收益	(5,189)	159,193	[illegible]	[illegible]

9. 本公司簡明資產負債表

	於二零零四年十二月三十一日（未經審核）港幣千元	於二零零四年三月三十一日（經審核）港幣千元
有形固定資產	28,602	32,115
投資	2,331,942	2,327,875
流動資產	3,978,468	4,408,126
流動負債	130,586	130,700
流動資產淨額	3,847,882	4,277,426
總資產減流動負債	6,208,426	6,637,416
股本	186,854	186,890
保留盈利	1,261,642	1,685,102
儲備	4,759,930	4,765,424
	6,208,426	6,637,416

財務回顧

業績

截至二零零四年十二月三十一日止的九個月內，集團的營業額約為港幣178.42億元。期內，股東應佔溢利約為港幣9.54億元，比去年同期的溢利港幣8.65億元，上升了10.36%。每股基本盈利及每股攤薄盈利分別為12.76港仙及12.74港仙，比去年同期分別上升了10.29%及10.78%。

分類業績

截至二零零四年十二月三十一日的九個月內，企業IT業務的營業額達至港幣101.42億元，分類經營溢利達至港幣5.50億元。消費IT業務的營業額達至港幣57.63億元，分類經營溢利達至港幣3.63億元。手持設備業務的營業額達至港幣16.06億元，分類經營虧損收窄至港幣0.24億元。其他業務(即IT服務及合同製造業務)的營業額下降至港幣3.31億元，主要是由於合同製造業務自二零零四年六月一日起不再被合併及大部份的IT服務業務在二零零四年九月底被出售所致，分類經營虧損則收窄至港幣0.62億元。

出售投資收益

截至二零零四年十二月三十一日止的九個月內，集團取得港幣1.59億元的出售投資淨利。主要是由於出售有關IT服務業務及線路板業務的附屬公司及聯營公司而產生。

資產減值

截至二零零四年十二月三十一日止的九個月內，對證券投資及因收購業務而產生的商譽分別計提減值準備港幣0.20億元及港幣0.31億元，反映在綜合損益賬中。

資本性支出

截至二零零四年十二月三十一日止的九個月內，資本性支出為港幣1.5億元，主要用於添置固定資產，在建工程及優化信息系統。

流動資金及財務資源

於二零零四年十二月三十一日，集團的總資產為港幣99.75億元，其中股東資金為港幣50.44億元，少數股東權益為港幣0.27億元，長期及流動負債為港幣49.04億元。集團流動比率為1.74。

集團財政狀況穩健，並從營運活動中維持強勁，穩定的現金流。於二零零四年十二月三十一日，集團現金及現金等價物為港幣35.79億元，其中，港幣佔10%，美元佔24%，人民幣佔66%。

集團一直持有充裕現金，並保持銀行綜合信用額度以備不時之需。於二零零四年十二月三十一日，集團可動用之總信用額度為港幣36.79億元，其中，港幣17.69億元為貿易信用及信用證貸款額度，港幣7.40億元為短期及循環現金透支，而港幣11.70億元則為外匯合約及期權。於二零零四年十二月三十一日，已動用的貿易信用及信用證貸款額度為港幣4.97億元，已動用的短期及循環現金透支為港幣2.25億元，已動用的外匯合約及期權為港幣6.08億元。本集團繼續採用對沖政策，以降低因外幣匯率變化而對日常經營行為所造成的影響。

於二零零四年十二月三十一日，集團尚未償還的銀行貸款為港幣2.25億元，與

[illegible]	[illegible]	[illegible]
應付稅項	4,914	5,031
短期銀行借款	225,000	–
長期負債的一年內應支付部份	145,763	55,453
	4,543,120	3,297,440
流動資產淨額	3,372,895	2,802,460
總資產減流動負債	5,432,049	5,044,601
資金來源：		
股本	186,854	186,890
儲備	4,857,308	4,301,834
股東資金	5,044,162	4,488,724
少數股東權益	26,650	29,330
長期負債	361,237	526,547
	5,432,049	5,044,601

簡明綜合現金流量表

	截至二零零四年十二月三十一日止九個月（未經審核）港幣千元	截至二零零三年十二月三十一日止九個月（未經審核）港幣千元
經營活動所得現金淨額	1,409,304	695,805
投資活動所耗現金淨額	(299,160)	(157,352)
融資活動所耗現金淨額	(180,875)	(769,742)
現金及現金等價物增加／（減少）	929,269	(231,289)
匯率變動之影響	(124)	276
期初現金及現金等價物	2,650,071	2,808,323
期末現金及現金等價物	3,579,216	2,577,310

綜合股東權益變動表

	股本（未經審核）港幣千元	股份溢價（未經審核）港幣千元	綜合賬目時產生之盈餘（未經審核）港幣千元	匯兌儲備（未經審核）港幣千元	投資重估儲備（未經審核）港幣千元	股份贖回儲備（未經審核）港幣千元	保留盈利／（累計虧損）（未經審核）港幣千元	合計（未經審核）港幣千元
於二零零四年四月一日	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
投資證券公平值變動	–	–	–	–	3,114	–	–	3,114
匯兌差額	–	–	–	(236)	–	–	–	(236)
未於綜合損益表中確認的損益淨額	–	–	–	(236)	3,114	–	–	2,878
期內溢利	–	–	–	–	–	–	954,119	954,119
出售附屬公司變現的儲備	–	–	–	(2,377)	–	–	–	(2,377)
出售證券投資的變現儲備	–	–	–	–	(12,908)	–	–	(12,908)
投資減值	–	–	–	–	19,601	–	–	19,601
行使購股權	152	13,636	–	–	–	–	–	13,788
購回股份	(188)	(16,093)	–	–	–	188	–	(16,093)
已付股息	–	–	–	–	–	–	(403,570)	(403,570)
於二零零四年十二月三十一日	186,854	4,760,069	27,871	1,968	3,831	3,086	60,483	5,044,162
於二零零三年四月一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
投資證券公平值變動	–	–	–	–	12,157	–	–	12,157
匯兌差額	–	–	–	276	–	–	–	276
未於綜合損益表中確認的損益淨額	–	–	–	276	12,157	–	–	12,433
期內溢利	–	–	–	–	–	–	864,569	864,569
出售證券投資的變現儲備	–	–	–	–	(11,623)	–	–	(11,623)
行使購股權	115	12,081	–	–	–	–	–	12,196
購回股份	(234)	–	–	–	–	234	(20,124)	(20,124)
已付股息	–	–	–	–	–	–	(761,814)	(761,814)
於二零零三年十二月三十一日	186,815	4,746,136	27,871	4,587	(13,962)	2,823	(670,112)	4,284,158

附註：

1. 編製基礎

本簡明未經審核季度業績由董事會負責編製。本未經審核季度業績按照香港會計師公會頒佈的會計實務準則第25號「中期財務報告」要求編製。本簡明賬目須與截至二零零四年三月三十一日止年度經審核賬目一起閱覽。

2. 主要會計政策

本集團在編製未經審核季度業績時，採用與截至二零零四年三月三十一日止年度賬目一致的主要會計政策及計算方法。

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
出售投資收益	(5,189)	159,193	45,375	51,377
資產減值	–	(51,364)	–	–
分銷費用	(386,376)	(1,204,788)	(439,476)	(1,271,638)
行政費用	(86,703)	(257,319)	(112,157)	(293,349)
其他經營費用	(72,197)	(280,781)	(111,393)	(317,544)
無形資產攤銷	(5,250)	(21,141)	(10,254)	(25,488)
經營費用總額（見(b)）	(550,526)	(1,764,029)	(673,280)	(1,908,019)
經營溢利	340,478	985,477	328,582	864,233

(b) 根據費用性質的經營費用分析：

銷售費用	(150,965)	(436,759)	(130,222)	(422,174)
推廣及廣告費用	(80,228)	(264,369)	(110,518)	(299,863)
員工成本	(203,014)	(637,363)	(242,320)	(700,816)
其他費用	(111,069)	(404,397)	(179,966)	(459,678)
無形資產攤銷	(5,250)	(21,141)	(10,254)	(25,488)
經營費用總額	(550,526)	(1,764,029)	(673,280)	(1,908,019)

5. 稅項

	截至二零零四年十二月三十一日止三個月（未經審核）港幣千元	截至二零零四年十二月三十一日止九個月（未經審核）港幣千元	截至二零零三年十二月三十一日止三個月（未經審核）港幣千元	截至二零零三年十二月三十一日止九個月（未經審核）港幣千元
香港以外地區的稅項	24,999	49,833	5,702	17,256
遞延稅項	(7,739)	(7,801)	(6,325)	(19,422)
	17,260	42,032	(623)	(2,166)
應佔稅項：				
共同控制實體	134	145	–	84
聯營公司	470	592	202	335
	17,864	42,769	(421)	(1,747)

6. 股息

	截至二零零四年十二月三十一日止九個月（未經審核）港幣千元	截至二零零三年十二月三十一日止九個月（未經審核）港幣千元
中期股息每股2.4港仙（二零零三／零四年度：2.0港仙）	179,378	149,436

本季度不宣派股息（去年同期：無）。

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零四年十二月三十一日止九個月（未經審核）	截至二零零三年十二月三十一日止九個月（未經審核）
用以計算每股基本及攤薄盈利的溢利（港幣千元）	954,119	864,569
用以計算每股基本盈利的加權平均股數	7,475,320,857	7,470,040,523
股份潛在攤薄影響	12,394,000	45,116,374
用以計算每股攤薄盈利的加權平均股數	7,487,714,857	7,515,156,897

8. 賬齡分析

於二零零四年十二月三十一日，應收賬款之賬齡分析如下：

	於二零零四年十二月三十一日（未經審核）港幣千元	於二零零四年九月三十日（未經審核）港幣千元	於二零零四年三月三十一日（經審核）港幣千元
零至三十日	1,442,423	1,411,565	944,212
三十一日至六十日	123,692	176,109	84,481
六十一日至九十日	77,187	12,082	20,862
九十日以上	102,838	114,883	181,389
	1,746,140	1,714,639	1,230,944

與集團有業務往來的客戶，除系統集成客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

於二零零四年十二月三十一日，應付賬款之賬齡分析如下：

	於二零零四年十二月三十一日（未經審核）港幣千元	於二零零四年九月三十日（未經審核）港幣千元	於二零零四年三月三十一日（經審核）港幣千元
零至三十日	2,491,911	1,991,482	1,791,869
三十一日至六十日	290,701	355,502	210,993
六十一日至九十日	36,278	42,177	27,554
九十日以上	112,586	90,087	124,641
	2,931,476	2,479,248	2,155,057

[illegible]股東資金港幣50.44億元相比，貸款權益比例為0.045。於期內及期末，集團皆沒有融資租賃資產。

或有負債

於二零零四年十二月三十一日，本集團沒有重要的或有負債。

員工

於二零零四年十二月三十一日，集團共聘用9,453名僱員，其中9,395名受聘於中國大陸，而58名則受僱於香港及海外。

集團按業績及員工表現實施酬金政策，獎金及購股權計劃，也同時提供員工福利，如保險、醫療及退休金等福利，以確保競爭力。

業務回顧

二零零四年十至十二月，中國經濟繼續保持高速增長，本季國內生產總值增長預計達到9.5%。中國商用電腦市場受惠於政府和企業客戶集中在本季進行採購，銷量增長良好。此外，越來越多消費用戶以筆記本替代台式電腦，政府對筆記本的採購增加，以及企業移動辦公需要提升等因素，帶動筆記本市場的高速增長。各電腦廠商借助「十一」、「元旦」等假期舉辦促銷活動，也拉動了消費用戶的需求。

本季度，集團個人電腦銷量增長優於市場平均，市場份額上升至超過28%，企業IT及消費IT業務的分類經營利潤較去年同季分別上升14.38%和28.91%。集團的核心業務在市場份額和經營利潤方面均取得良好成績，反映了集團在去年年初實施的戰略變革取得成效。集團於去年年初開始專注在核心業務發展，使得更多資源集中在提升核心業務的競爭力。同時，集團採取客戶導向的策略，通過調整組織結構和建立整合分銷模式，更加貼近客戶，深入滲透鄉鎮市場。

此外，集團根據市場環境和客戶應用需求的變化，迅速調整產品線，推出普及型電腦如「圓夢」消費電腦、「旭日」筆記本電腦，以及針對高端市場的「天驕」寬帶關聯電腦。本季度，集團加強推廣液晶電腦，有力地提升平均單價。集團的差異化策略，促使本季核心業務取得出色表現。

本季度，集團提高運營效率的變革措施成效也較為明顯。集團專注發展核心業務，使得集團整體經營費用率明顯下降。集團的現金週期也明顯縮短，反映出集團在加強供應鏈管理方面，取得了成本效益。

在手持設備業務方面，集團在市場競爭激烈的環境下，明確保持健康經營的策略。本季度集團手持設備業務毛利率續有提升，憑藉自主研發能力推出包括百萬像素拍照手機等型號，為下季度創造良好業績做好準備。由於集團策略性調整產品線，降低渠道庫存，引致本季手機銷量增長放慢，手持設備業務於本季出現虧損。

本季度，集團在落實國際化戰略方面取得重大突破。於二零零四年十二月，集團宣佈收購IBM全球個人電腦業務，組建全球第三大電腦公司。這次收購預計於本年第二季度內完成，集團目前正積極努力做準備。自收購公佈後，聯想與IBM個人電腦業務的管理層保持密切聯繫和溝通，已就多個事項達成共識，包括高級管理層的任命、未來業務策略等。集團深信收購IBM個人電腦業務是集團國際化不可多得的機會，日後將可為股東帶來長遠的利益。

購買、出售或贖回本公司之上市證券

截至二零零四年十二月三十一日止九個月內，本公司於香港聯合交易所有限公司購回本公司股份如下：

年份／月份	購回之股數	每股最高價 港元	每股最低價 港元	支付總額（包括費用）港幣千元
二零零四年六月	7,500,000	2.175	2.025	16,093

回購的股份已被註銷。因此，已發行股本已按所註銷的股份面值減少。回購時支付的溢價於本公司的股份溢價賬中扣除。

除上述情況外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司的任何上市證券。

審核委員會之審閱

本公司之審核委員會已審閱截至二零零四年十二月三十一日止九個月之未經審核季度業績。審核委員會定期與管理層、外聘核數師及審計部人員會面，以討論本集團採納之會計原則及準則，以及內部監控及財務申報事宜。

承董事會命
主席
柳傳志

香港，二零零五年二月四日

於本公佈日期，董事會包括三位執行董事：柳傳志先生、楊元慶先生及馬雪征女士；一位非執行董事：曾茂朝先生；及三位獨立非執行董事：黃偉明先生、吳家瑋教授及丁利生先生。

本公司業績公告將於本公司及香港聯合交易所有限公司網站刊登。

網址：www.lenovo.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lenovo Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 992)

VERY SUBSTANTIAL ACQUISITION RELATING TO THE PERSONAL COMPUTER BUSINESS OF INTERNATIONAL BUSINESS MACHINES CORPORATION AND CONTINUING CONNECTED TRANSACTIONS

Financial adviser to the Company


Goldman Sachs

Goldman Sachs (Asia) L.L.C.

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

CAZENOVE

Cazenove Asia Limited

A letter from the Independent Board Committee containing its recommendations in respect of the Continuing Connected Transactions to the Independent Shareholders is set out on pages 60 to 61 of this circular. A letter from Cazenove Asia Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 62 to 101 of this circular.

A notice convening the Extraordinary General Meeting to be held on Thursday, 27 January 2005 at 9:30 a.m. at Ballroom B, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong is set out on pages 324 to 326 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

31 December 2004

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Acquired Assets"	the assets to be acquired by the Company pursuant to the Asset Purchase Agreement, details of which are set out in the sub-section entitled "Assets to be acquired and liabilities to be assumed by the Company" under the section entitled "Asset Purchase Agreement" in the letter from the Board contained in this circular
"Acquired Intellectual Property"	all rights, titles and interests of IBM or its relevant subsidiaries in relation to intellectual property which is required to be transferred or assigned to the Company pursuant to the Intellectual Property Agreements
"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Americas"	the USA, Canada, South America and Latin America
"Ancillary Agreements"	the agreements and arrangements the particulars of which are set out in the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Announcement"	the announcement dated 8 December 2004 made by the Company relating to, inter alia, the entering into of the Asset Purchase Agreement
"Articles"	the articles of association of the Company, in the form which prevails at the date of this circular
"Asia Pacific"	Japan, the PRC, South Korea, Australia, New Zealand, Association of South East Asian Nations, Hong Kong and Taiwan
"Asset Acquisition"	the acquisition of the Acquired Assets by the Company from IBM pursuant to the Asset Purchase Agreement
"Asset Purchase Agreement"	the asset purchase agreement entered into between the Company and IBM in relation to the Asset Acquisition on 7 December 2004, details of which are set out in the section entitled "Asset Purchase Agreement" in the Letter from the Board contained in this circular
"Assumed Liabilities"	the liabilities to be assumed by the Company under the Asset Purchase Agreement, details of which are set out in the sub-section entitled "Assets to be acquired and liabilities to be assumed by the Company" under the section entitled "Asset Purchase Agreement" in the letter from the Board contained in this circular
"Base Consideration Shares"	1,307,153,271 Shares and Non-voting Shares being part of the Consideration Shares

"Board"	the board of Directors
"Bridge Loan"	the bridge loan discussed in the sub-section entitled "Bridge Loan" under the section entitled "Asset Purchase Agreement" in the letter from the Board contained in this circular
"Business" or "PCD"	the business conducted by IBM and its subsidiaries in their personal computing division of designing, developing, manufacturing, marketing and selling Products but does not include the businesses of: (a) providing maintenance and warranties services or any other Global Services (including in each case with respect to the Products); (b) leasing, renting, financing or selling leased Products; (c) providing financing services and disposal services; (d) designing, developing, manufacturing, marketing or selling Excluded Products; or (e) marketing or selling Products to the extent conducted by employees of IBM or any of its subsidiaries who will not be employed by the Company following the Initial Closing
"Business Day"	any day other than (a) a Saturday or Sunday, (b) any day on which banks located in New York City, USA or Hong Kong are authorized or required by law to be closed for the conduct of regular banking business and (c) when such term is used in relation to a country other than USA, any other day on which commercial banks in such country are authorized or required by law to be closed for the conduct of regular banking business
"Caps"	the proposed annual limits for the values of the non-exempt continuing connected transactions under the Listing Rules
"Cash Consideration"	US$650 million payable by the Company in cash to IBM as part of the consideration under the Asset Purchase Agreement, subject to certain adjustments set out in the sub-section entitled "Consideration" in the letter from the Board contained in this circular
"Cazenove Asia"	Cazenove Asia Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Continuing Connected Transactions
"Chinese Business Unit"	the Business related to the Products, operated under International Information Products (Shenzhen) Co., Ltd., a Sino-foreign equity joint venture currently owned as to 80% by IBM. The remaining 20% is held by China Great Wall Computer Shenzhen Co., Ltd.. China Great Wall Computer Shenzhen Co., Ltd., its parent company, Great Wall Technology Company Limited (a company listed on the Stock Exchange) and China Great Wall Computer Group Company, being the controlling shareholder thereof, are parties independent of the Company and its connected persons
"Closings"	the Initial Closing and the Subsequent Closings, and "Closing" means any one of them

"Company"	Lenovo Group Limited, a company incorporated on 5 October 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"Company Agreement"	the company agreement entered into between the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Company Agreement" in the letter from the Board contained in this circular
"Conditions Precedent"	the conditions precedent to the Closings under the Asset Purchase Agreement, details of which are set out in the sub-section entitled "Conditions Precedent for the Closings" under the section entitled "Asset Purchase Agreement" in the letter from the Board contained in this circular
"connected person"	has the meaning set out in the Listing Rules
"Consideration Shares"	up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares to be allotted and issued by the Company to IBM to satisfy part of the consideration for the Acquired Assets in accordance with the Asset Purchase Agreement
"Continuing Connected Transactions"	the transactions underlying the Transition Services Agreement, the Strategic Financing and Asset Disposition Services Agreement, the IGS Services Agreement, the Marketing Support Agreement, the Internal Use Purchase Agreement, the Master Distribution Agreement and the Real Estate Arrangements
"controlling shareholder"	has the meaning set out in the Listing Rules
"Customer Financing Services"	the provision of leasing and financing to the customers of the Business for personal computing products and associated equipment
"Digital China"	Digital China Holdings Limited, a company incorporated in Bermuda with limited liability, whose shares are listed and traded on the main board of the Stock Exchange (stock code: 861)
"Directors"	the directors of the Company
"Distribution Channel Financing Services"	the provision of financing to remarketers of personal computing products and associated equipment
"EBITDA"	earnings before interest, taxation, depreciation and amortization expenses
"EMEA"	Europe, Middle East and Africa

"Employee Matters Agreement"	the employee matters agreement entered into between the Company and IBM on 7 December 2004, details of which are set out in the sub-section entitled "Employee Matters Agreement" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Enlarged Group"	the Lenovo Group following the Asset Acquisition and the assumption of the Assumed Liabilities
"Excess Shares"	up to 435,717,757 of the Consideration Shares, subject to the Company's ability to pay cash instead, pursuant to the Asset Purchase Agreement
"Excess Surplus Disposition Services"	the provision of excess surplus disposition services with respect to used personal computing products
"Excluded Assets"	assets of the Business other than the Acquired Assets, details of which are set out in the sub-section entitled "Assets to be acquired and liabilities to be assumed by the Company" under the section entitled "Asset Purchase Agreement" in the letter from the Board contained in this circular
"Excluded Liabilities"	all liabilities related to the Business other than the Assumed Liabilities, details of which are set out in the sub-section entitled "Assets to be acquired and liabilities to be assumed by the Company" under the section entitled "Asset Purchase Agreement" in the letter from the Board contained in this circular
"Excluded Products"	the products described in the Asset Purchase Agreement including, among others, server solutions; workstations and similar standalone products that are designed and marketed for use in high-end professional applications; special purpose devices that are designed, marketed and used for one or more dedicated purposes, whether or not such devices incorporate all or part of a Product or Personal Computer; mobile devices in a more compact form-factor than laptop or notebook Personal Computers, which lack a display screen measuring at least 6 inches diagonally; components sold and marketed as such and options and accessories
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held for the purposes of considering and, if thought fit, approving, among other things, the Asset Acquisition and the Continuing Connected Transactions

"Global Services"	maintenance and warranty services and all other services, including, information technology outsourcing, system integration services, professional information technology services, integrated technology services, strategic outsourcing, business process outsourcing, business consulting services, business transformation outsourcing, e-business hosting services, application management services, web sales or tele-sales services and the provision of services through variable utilities pricing
"Goldman Sachs"	Goldman Sachs (Asia) L.L.C.
"Goodwill Deposit"	the goodwill deposit in the amount of US$25 million paid by the Company to IBM upon the signing of the Asset Purchase Agreement, details of which are set out in the sub-section entitled "Goodwill Deposit" under the section entitled "Asset Purchase Agreement" in the letter from the Board contained in this circular
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"holding company"	has the meaning set out in the Listing Rules
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong GAAP"	accounting principles that are generally accepted in Hong Kong
"HSR Act"	Section 7A of the United States Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder
"IBM"	International Business Machines Corporation
"IGF"	IBM's global financing services and disposal services business conducted through one or more subsidiaries and affiliates of IBM
"IGS"	IBM's global services business conducted through one or more subsidiaries and affiliates of IBM
"IGS Services Agreement"	the IGS services agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the sub-section entitled "IGS Services Agreement" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Independent Board Committee"	the independent committee of the Board, comprising Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen, being the independent non-executive Directors
"Independent Shareholders"	Shareholders who do not have any material interest in the Asset Acquisition or any of the Continuing Connected Transactions
"Initial Closing"	Closing of the Asset Acquisition (relating to the Acquired Assets other than the Remaining Assets) in accordance with the terms thereof

"Initial Closing Countries"	the PRC, Japan, the USA, Singapore and the United Kingdom
"Intellectual Property Agreements"	the Trademark Assignment Agreement, the Trademark License Agreement, the Patent Assignment Agreement, the Patent Cross License Agreement and the Intellectual Property Assignment and License Agreement, details of which are set out in the sub-section entitled "Intellectual Property Agreements" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Intellectual Property Assignment and License Agreement"	the intellectual property assignment and license agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the sub-section entitled "Intellectual Property Agreements" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Internal Use Purchase Agreement"	the internal use purchase agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the sub-section entitled "Internal Use Purchase Agreement" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Issue Price"	the price of HK$2.675 per new Share and per new Non-voting Share
"IT Products"	Personal Computers, servers and other related hardware products
"Korean Joint Venture"	an existing joint venture between IBM and LG IBM PC Company Limited which is going to be dissolved with effect from 1 January 2005
"Latest Practicable Date"	24 December 2004, being the latest practicable date for ascertaining certain information contained in this circular
"Lenovo Group" or "Group"	the Company and its subsidiaries
"LIBOR"	the London Interbank Offered Rate
"Listing Committee"	has the meaning set out in the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Major Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 57% of all the Shares in issue as at the Latest Practicable Date

"Marketing Support Agreement"	the marketing support agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the sub-section entitled "Marketing Support Agreement" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Master Distribution Agreement"	the master distribution agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the sub-section entitled "Master Distribution Agreement" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"MSA Service Description Attachments"	attachments 1-9 to the Marketing Support Agreement, particulars of which are set out in the sub-section entitled "Marketing Support Agreement" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"MSA Services"	collectively, the services set forth in or contemplated by the MSA Service Description Attachment
"Non-voting Shares"	ordinary unlisted shares of par value HK$0.025 each in the share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares shall not carry any voting rights until they are converted into Shares
"ODM and EMS companies"	original design manufacturer and electronic manufacturing services
"OEM"	original equipment manufacturer
"Patent Assignment Agreement"	the patent assignment agreement entered into by IBM and a subsidiary of IBM on 7 December 2004, details of which are set out in the sub-section entitled "Intellectual Property Agreements" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Patent Cross License Agreement"	the patent cross license agreement entered into between the Company, IBM and a subsidiary of IBM on 7 December 2004, details of which are set out in the sub-section entitled "Intellectual Property Agreements" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"PCAOB"	the Public Company Accounting Oversight Board (United States)
"PCAOB Standards"	the standards of PCAOB
"person"	any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, joint venture, other business organisation, trust, union, association or governmental authority

"Personal Computers"	any self-contained, programmable, general purpose computing device in a desktop (including a thin client and a desktop system designed for media distribution for residential use), mobile or tablet platform, generally used by a single local user at a time, consisting of microprocessor hardware architecture, on-board memory, multiple input/output capabilities and a single user desktop/mobile/tablet operating system, other than the Excluded Products
"PRC"	the People's Republic of China (for the purposes of this circular, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Products"	desktop personal computers and ThinkPad laptop personal computers and peripherals, a list of which is referenced in IBM's disclosure letter
"Property Valuation Report"	the property valuation report prepared by Vigers Appraisal and Consulting Limited set out in Appendix VI to this circular
"Real Estate Arrangements"	the real estate arrangements to be entered into by the Company and IBM with effect from the Initial Closing, particulars of which are set out in the sub-section entitled "Real Estate Arrangements" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Remaining Assets"	subject to the terms and conditions of the Asset Purchase Agreement, the Acquired Assets located in certain countries which are not to be transferred to the Company at the Initial Closing under the multiple closing arrangements set out in the sub-section entitled "Multiple Closing Arrangements" under the section entitled "Asset Purchase Agreement" in the letter from the Board contained in this circular
"SFAD Services"	collectively, the Customer Financing Services, the Distribution Channel Financing Services and the Excess Surplus Disposition Services
"SFAD Services Attachments"	the SFAD Services set forth in the attachments to the Strategic Financing and Asset Disposition Services Agreement, particulars of which are set out in the sub-section entitled "Strategic Financing and Asset Disposition Services Agreement" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	holders of the Shares
"Shares"	ordinary shares of par value HK$0.025 each in the share capital of the Company, which for the avoidance of doubt, do not include the Non-voting Shares

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Strategic Financing and Asset Disposition Services Agreement"	the strategic financing and asset disposition services agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the sub-section entitled "Strategic Financing and Asset Disposition Services Agreement" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Subsequent Closings"	the subsequent closings of the Asset Acquisition which take place after the Initial Closing contemplated under the multiple closing arrangements under the Asset Purchase Agreement, details of which are set out in the sub-section entitled "Multiple Closing Arrangements" under the section entitled "Asset Purchase Agreement" in the letter from the Board contained in this circular
"subsidiary"	has the meaning set out in the Listing Rules
"Trademark Assignment Agreement"	the trademark assignment agreement entered into by IBM and a subsidiary of IBM on 7 December 2004, details of which are set out in the sub-section entitled "Intellectual Property Agreements" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Trademark License Agreement"	the trademark license agreement entered into between the Company, IBM and a subsidiary of IBM on 7 December 2004, details of which are set out in the sub-section entitled "Intellectual Property Agreements" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"Transition Services"	collectively, the transition services set forth in or contemplated by the TSA Service Description Attachments
"Transition Services Agreement"	the transition services agreement entered into between the Company and IBM on 7 December 2004, details of which are set out in the sub-section entitled "Transition Services Agreement" under the section entitled "Ancillary Agreements" in the letter from the Board contained in this circular
"TSA Service Description Attachment"	each of the attachments to the Transition Services Agreement which sets forth the Transition Services
"USA"	the United States of America
"US GAAP"	accounting principles that are generally accepted in the USA
"US$"	United States Dollar, the lawful currency of the USA
"Voting Agreement"	the voting agreement entered into between the Major Shareholder and IBM on 7 December 2004

DEFINITIONS

This circular contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as a representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

Executive Directors:
Mr Liu Chuanzhi
Mr Yang Yuanqing
Ms Ma Xuezheng

Non-executive Director:
Mr Zeng Maochao

Independent Non-executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

Registered office:
23rd Floor, Lincoln House,
Taikoo Place, 979 King's Road,
Quarry Bay,
Hong Kong

31 December 2004

VERY SUBSTANTIAL ACQUISITION RELATING TO THE PERSONAL COMPUTER BUSINESS OF INTERNATIONAL BUSINESS MACHINES CORPORATION AND CONTINUING CONNECTED TRANSACTIONS

To the Shareholders

Dear Sir or Madam,

INTRODUCTION

Reference is made to the Announcement and the subsequent announcements of the Company dated 10 and 28 December 2004 respectively relating to, among other things, the entering into of the Asset Purchase Agreement and the Continuing Connected Transactions.

Pursuant to the Asset Acquisition, the Company will acquire from IBM certain assets and assume certain liabilities in connection with the Business. The consideration to be paid by the Company is US$1.25 billion (approximately HK$9.75 billion), subject to certain adjustments (details of which are contained in the sub-section entitled "Consideration" under the section entitled "Asset Purchase Agreement" below). The Company will be required to pay a cash consideration of US$650 million (approximately HK$5.07 billion) (subject to adjustments) and issue up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares in each case, credited as fully paid to IBM at the Issue Price.

As a result of the issuance in full of such new Shares and Non-voting Shares, IBM will hold up to approximately 9.9% (comprising Shares only) of the enlarged issued share capital (comprising Shares only) and up to approximately 18.9% (comprising Shares and Non-voting Shares) of the total

enlarged issued share capital (comprising Shares and Non-voting Shares), in each case, of the Company immediately following the Initial Closing. This will not result in any change of control of the Company. Notwithstanding this, the Stock Exchange has deemed IBM as a connected person under the Listing Rules upon the Initial Closing.

The obligations of the Company and IBM under the Asset Purchase Agreement are subject to the fulfilment of the Conditions Precedent.

The Company and IBM have entered into the Company Agreement relating to IBM's shareholding in the Company which will become effective from the Initial Closing.

Pursuant to the Asset Purchase Agreement, the Company and IBM entered into various Ancillary Agreements pursuant to which IBM will, among other things, provide a broad range of transition services to the Lenovo Group to assist the Lenovo Group in conducting the Business following the Initial Closing. The Ancillary Agreements will become effective from the Initial Closing. Since the Stock Exchange has deemed IBM as a connected person upon the Initial Closing under the Listing Rules, the transactions underlying the Ancillary Agreements will constitute continuing connected transactions of the Company under the Listing Rules. The Independent Board Committee, constituted by Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen, being the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Continuing Connected Transactions. Cazenove Asia has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders and a copy of its letter is set out on pages 62 to 101 of this circular.

The Business recorded revenue of US$9,566 million in the latest financial year ended 31 December 2003 under US GAAP. The amount was approximately 322% of the Lenovo Group's revenue of HK$23,176 million (approximately US$2,971 million) for the financial year ended 31 March 2004. Accordingly, the Asset Acquisition constitutes a very substantial acquisition of the Company under Rule 14.08 of the Listing Rules and requires the approval of the Independent Shareholders at the Extraordinary General Meeting.

The main purposes of this circular are:

(a) to provide you with further information relating to the Asset Purchase Agreement, the Company Agreement, the Ancillary Agreements as well as the Continuing Connected Transactions;

(b) to set out the letter of advice from Cazenove Asia to the Independent Board Committee and the Independent Shareholders and the recommendation and opinion of the Independent Board Committee as advised by Cazenove Asia in relation to the Continuing Connected Transactions; and

(c) to give you notice of the Extraordinary General Meeting to consider and, if thought fit, to approve, among other things, the Asset Acquisition and the Continuing Connected Transactions.

To the best knowledge, information and belief of the Directors, and having made all reasonable enquiries, IBM and its holding company are third parties independent of the Company and any connected persons of the Company.

The Directors are of the view and confirm that the Major Shareholder does not have any interest in the transactions mentioned in this circular which is different from the interest of the other Shareholders.

ASSET PURCHASE AGREEMENT

Date

7 December 2004

Parties

IBM as the seller and the Company as the purchaser

Assets to be acquired and liabilities to be assumed by the Company

The Acquired Assets include, among others, the following, as more specifically set forth in the Asset Purchase Agreement:

(a) certain tangible property that is shared by the Business and another retained business of IBM only to the extent provided in the Asset Purchase Agreement, the personal equipment primarily used or held for use by covered employees of the Business in the conduct of the Business as well as all computer hardware, machinery, tools, equipment, fixtures, vehicles, spare parts and other tangible personal property, which are now, or at the time of the applicable Closing will be, used or held for use exclusively in the Business;

(b) all inventory of Products and work in process for the Products used or held for use in the Business;

(c) all accounts receivable constituting the right to receive payments in respect of goods delivered or services provided by the Business, but excluding all receivables sold to IGF;

(d) the Acquired Intellectual Property;

(e) certain real property leases, certain customer contracts, and other agreements, leases, purchase orders or other commitments exclusively related to the Business;

(f) goodwill relating to or arising from the Business;

(g) books and records used or held for use exclusively in the conduct of the Business and copies of records that are not exclusively related to, but are required to operate, the Business;

(h) all permits used exclusively in the conduct of the Business; and

(i) all rights of IBM or its affiliates to the extent such rights relate to warranties, enhanced warranties and maintenance obligations relating to Products sold and shipped by the Business from and after the Initial Closing.

In relation to the Chinese Business Unit, IBM proposes to effect a restructuring of the shareholding and a restructuring of the business of such unit. It is currently contemplated that, upon completion of such restructurings, IBM will then transfer its interest in the Chinese Business Unit to the Company. The consideration for this transfer has already been reflected in the consideration payable by the Company under the Asset Purchase Agreement.

The Acquired Assets shall exclude, among others, the following, as more specifically set forth in the Asset Purchase Agreement:

(i) cash and cash equivalents held by the Business as at the applicable Closing, other than assets of an employee benefits plan being transferred to the Company and sale and insurance proceeds for assets of the Business to the extent provided in the Asset Purchase Agreement;

(ii) inter-company receivables due from IBM or its affiliates;

(iii) except for the rights granted pursuant to the Trademark License Agreement, rights to the "IBM" name or logo or any derivation thereof or any rights to use "Think";

(iv) assets used or held for use in the Business relating to or arising from financing services, maintenance and warranty services, any other Global Services, disposal services or the retail stores solutions businesses;

(v) all rights to tax refunds, offsets, deductions and other tax attributes or credits to the extent attributable to a taxable period or portion before the Initial Closing or to a transfer tax for which IBM is responsible and rights to refunds of custom duties and fees to the extent relating to or arising from customs entries made before the Initial Closing in each case subject to the Asset Purchase Agreement;

(vi) all products other than the Products and all assets related to the business of designing, developing, manufacturing, marketing or selling any products other than the Products;

(vii) all assets related to research and development performed by IBM, including its research division, other than tangible property used exclusively in the research and development projects that are exclusively related to the Business; and

(viii) assets related to the Korean Joint Venture, including IBM's equity interest in the Korean Joint Venture and all the assets of the Korean Joint Venture.

The Company will assume, among others, the following Assumed Liabilities as of the applicable Closing, as more specifically set forth in the Asset Purchase Agreement:

(a) all liabilities, including environmental liabilities, arising from the conduct or operation of the Business and the ownership of the Acquired Assets from and after the applicable Closing;

(b) the liabilities under the contracts assigned to the Company;

(c) the assumed accounts payable constituting the obligation to make payments in respect of goods and services received by the Business and all accounts payable that are solely among IBM and its subsidiaries (i.e., subsidiaries being formed by IBM pursuant to a restructuring which will own the Acquired Assets and the Assumed Liabilities that will be transferred to the Company upon the Initial Closing); and

(d) all liabilities based on any defect in the design, manufacture, quality, conformity to specification or fitness for purpose of any Product sold and shipped by the Business from and after the Initial Closing.

The following liabilities, among others, shall be excluded from the Assumed Liabilities, as more specifically set forth in the Asset Purchase Agreement:

(i) the liabilities to the extent relating to or arising from the Excluded Assets;

(ii) all warranty, enhanced warranty and maintenance obligations relating to or arising from the Products sold or shipped by the Business prior to the Initial Closing;

(iii) all liabilities to the extent relating to or arising from any defect in the design, manufacture, quality, conformity to specification or fitness for purpose of any Product sold and shipped by the Business prior to the Initial Closing;

(iv) all liabilities under the contracts that are being assigned to the Company to the extent relating to or arising from the conduct or operation of the Business or the ownership of the Acquired Assets prior to the applicable Closing, including all such liabilities to the extent actually relating to or arising from any breach, default or failure to perform, or any overcharge or underpayment;

(v) all liabilities relating to environmental conditions existing prior to the Initial Closing, to the extent set forth in the Asset Purchase Agreement;

(vi) all liabilities, to the extent relating to or arising from the conduct or operation of the Business or the ownership of the Acquired Assets prior to the applicable Closing that the Company is not required to assume; and

(vii) all inter-company liabilities owed to IBM or its affiliates.

As of 30 June 2004, the unaudited pro forma net book value of the Acquired Assets and Assumed Liabilities under US GAAP, as stated in the Asset Purchase Agreement, was approximately negative US$680 million, which comprises Acquired Assets of US$935 million and Assumed Liabilities of US$1,615 million. The unaudited pro forma net book value of the Acquired Assets and Assumed Liabilities under US GAAP is arrived at using the net book value of the Business as at 30 June 2004 as per the audited US GAAP combined financial statements of US$975 million (which comprises total assets of US$1,534 million and total liabilities of US$2,509 million), and adjusted by certain assets and liabilities not to be acquired or assumed by the Group pursuant to the Asset Purchase Agreement as if the Asset Purchase Agreement was completed as at 30 June 2004.

The statement that reconciles the audited net book value of the total assets and total liabilities of the Business as at 30 June 2004 to the unaudited pro forma net book value of the Acquired Assets and Assumed Liabilities under US GAAP as of 30 June 2004 is disclosed in Appendix IV of this circular. The negative net book value of the Acquired Assets and Assumed Liabilities reflects the

working capital deficit under which the Business has been operating in the three financial years ended 31 December 2003 and the six months ended 30 June 2004 as a result of the effective use of channel financing and leasing arrangements through IGF. The Business has been able to realize cash from a large portion of its revenue expeditiously, compared with the average turnover of accounts payable.

The net revenue and results of the Business for the six months ended 30 June 2004 and each of the two years ended 31 December 2003 and 2002 under US GAAP, extracted from the audited financial statements of the Business as set out in Appendix I to this circular, are as follows:

	Six months ended 30 June	**Financial year ended 31 December**	
	2004	**2003**	**2002**
	US$ million	*US$ million*	*US$ million*
Net revenue	5,217	9,566	9,237
Loss before taxation and minority interests	44	117	68
Provision for income taxes	74	115	86
Minority interests	21	26	17
Net loss	139	258	171

In addition to the financial information of the Business as disclosed above, for illustrative purpose, the unaudited pro forma net revenue and results of the Business for the six months ended 30 June 2004 and the year ended 31 December 2003 under US GAAP, which are extracted from the unaudited financial information of the Enlarged Group as set out in Appendix IV to this circular, are set out below. As this financial information is for illustrative purpose only and because of its nature, it may not give a true picture of the net revenue and results of the Business for any future financial periods.

	After pro forma adjustments and under US GAAP		**After pro forma adjustments and under HK GAAP**	
	Six months ended 30 June 2004	**Financial year ended 31 December 2003**	**Six months ended 30 June 2004**	**Financial year ended 31 December 2003**
	US$ million (unaudited)	*US$ million (unaudited)*	*US$ million (unaudited)*	*US$ million (unaudited)*
Net revenue	5,217	9,566	5,217	9,566
Loss before taxation and minority interests	34	95	31	92
Provision for income taxes	74	115	74	115
Minority interests	21	26	21	26
Net loss	129	236	126	233

Recent financial performance of the Business has been adversely affected by exceptionally high warranty expenses for the financial year ended 31 December 2003 and the six months ended 30 June 2004, due to certain Personal Computer products with problematic components produced and sold previously. The warranty costs charged to the cost of sales of the Business for each of the three years ended 31 December 2001, 2002 and 2003 and each of the six months ended 30 June 2003 and 2004 amounted to approximately US$452 million, US$430 million, US$586 million, US$226 million and US$365 million, respectively. The Business estimated the warranty costs based on historical warranty claim experience for eligible products under warranty. The relevant percentages of the warranty cost to the net revenue of the Business for each of the three years ended 31 December 2001, 2002 and 2003 and each of the six months ended 30 June 2003 and 2004 were approximately 4.5%, 4.7%, 6.1%, 5.3% and 7.0%, respectively. The Business has stopped the production of systems with the previously identified problematic components. Pursuant to the Asset Purchase Agreement, IBM will bear all the warranty expenses in the future in relation to such component problems that have been identified with respect to certain Personal Computer products, and the Company will not assume any of the warranty, enhanced warranty and maintenance obligations relating to or arising from the Products sold and shipped by the Business prior to the Initial Closing. In addition, IBM has agreed to reimburse the Company, subject to a maximum of US$100 million in aggregate, for the costs incurred by the Company or its subsidiaries in performing standard warranty obligations in respect of desktop and notebook computers shipped by the Company or its subsidiaries in the first two years after the Initial Closing, to the extent the level of defects requiring warranty services exceeds specified target levels and the product design and components of such Products were qualified by IBM or its affiliates before the Initial Closing and have not been modified by the Company.

There was no extraordinary gain or loss recorded by the Business for the two financial years ended 31 December 2003.

Consideration

The Asset Purchase Agreement was negotiated and entered into on an arm's length basis and on normal commercial terms. The consideration to be paid by the Company under the Asset Purchase Agreement is US$1.25 billion (approximately HK$9.75 billion), subject to certain adjustments (discussed in the following two paragraphs), and will be satisfied at the Initial Closing by the payment by the Company of the Cash Consideration of US$650 million, and the balance of the consideration of US$600 million to be satisfied by the allotment and issuance of up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares as Consideration Shares, credited as fully paid and free and clear of encumbrances, by the Company to IBM at the Issue Price. The Consideration Shares can be divided into 1,307,153,271 Base Consideration Shares and up to 435,717,757 Excess Shares for the purposes of the lock-up provisions contained in the Company Agreement. The numbers of Shares and Non-voting Shares comprising the Base Consideration Shares and the Excess Shares will be determined upon Initial Closing. Further details of the lock-up provisions are set out in the paragraph entitled "the Company Agreement" below. The Excess Shares represent the additional Consideration Shares that IBM has agreed to take up as part of the consideration for the Asset Acquisition. However, the Company may pay IBM HK$2.675 in cash for each Excess Share instead of issuing all the Excess Shares at the Initial Closing.

Pursuant to the terms of the Asset Purchase Agreement, the amount of the adjustment to the consideration will be determined by subtracting target net working capital from actual net working capital. It is not possible to deduce the "target net working capital" at this time. It will be determined based on the historical patterns of the relationship between (a) accounts receivable, inventory and accounts payable, and (b) revenue, in each case, of the Business. A further public

announcement will be made by the Company in relation to the "target net working capital" amount and the amount of the adjustment to the consideration once these amounts are determined. Such determination will take place around 150 days after the date of the Initial Closing.

If the adjustment amount is less than zero by an amount in excess of US$25 million, IBM will pay the Company (by wire transfer in immediately available funds) an amount equal to the adjustment amount minus US$15 million. If the adjustment amount is greater than zero by an amount in excess of US$25 million, the Company will pay IBM (by wire transfer in immediately available funds) an amount equal to the adjustment amount minus US$15 million.

The consideration has been determined based on various factors, including the historical revenue contribution of the Business to the Enlarged Group, the scope and the quality of the Acquired Assets, the growth prospects of the Business, earnings potential and synergy opportunity with the Company, the scope and nature of the Assumed Liabilities, terms of various commercial agreements being entered into and other relevant valuation benchmarks. The Directors consider that the terms of the Asset Purchase Agreement and the Ancillary Agreements are fair and reasonable so far as the Company and the Shareholders as a whole are concerned. An application will be made by the Company to the Stock Exchange for the listing of, and permission to deal in the Shares to be issued to IBM on Initial Closing as well as the Shares to be issued upon conversion of the Non-voting Shares.

The Issue Price is equal to HK$2.675, being the closing price of the Shares on the last trading day prior to the date of the Announcement and represents:

(a) a discount of approximately 0.19% to HK$2.68, the average closing price of the Shares on the Stock Exchange for the last 5 full trading days prior to the suspension of trading in the Shares prior to the date of the Announcement;

(b) a premium of approximately 1.04% over HK$2.6475, the average closing price of the Shares on the Stock Exchange for the last 10 full trading days prior to the suspension of trading in the Shares prior to the date of the Announcement;

(c) a discount of approximately 2.64% to HK$2.7475, the average closing price of the Shares on the Stock Exchange for the last 30 full trading days prior to the suspension of trading in the Shares prior to the date of the Announcement;

(d) a premium of approximately 361% over the latest unaudited consolidated net tangible assets of the Lenovo Group of approximately HK$0.58 per Share as at 30 September 2004; and

(e) a premium of approximately 8.1% over HK$2.475, the closing price of the Shares on the Stock Exchange as at the Latest Practicable Date.

The Consideration Shares will represent: (a) approximately 23.3% of the total issued share capital (comparing Shares only) of the Company immediately prior to the Initial Closing; and (b) approximately 18.9% of the total issued share capital (comparing Shares and Non-voting Shares) of the Company upon the Initial Closing.

Bridge Loan

The Asset Acquisition will be financed by internal resources (approximately US$150 million) and by third party borrowings. The Company has received a bridge financing commitment letter from Goldman Sachs Credit Partners L.P. for up to US$500 million. This Bridge Loan, if taken out, will be secured and carry interest at around United States base rate plus 2% per annum and will need to be repaid within two years.

However, the Company is in discussions with other financial institutions regarding permanent financing facilities which the Company is attempting to have available by the time of the Initial Closing and would utilize in lieu of drawing down the Bridge Loan. The Company targets to enter into a five-year term loan agreement with such financial institutions and expects the interest rate to be around 1% to 1.2% over the LIBOR or swap rate per annum.

Conditions Precedent for the Closings

The Closings are subject to the satisfaction of certain Conditions Precedent.

The respective obligations of each of the Company and IBM to effect the Initial Closing are subject to the satisfaction or waiver of of the following Conditions Precedent:

(a) the Asset Acquisition and the Continuing Connected Transactions having been approved by the Independent Shareholders at the Extraordinary General Meeting;

(b) the Listing Committee having granted the listing of, and the permission to deal in, the Shares to be issued to IBM upon Initial Closing and the Shares to be issued upon conversion of the Non-voting Shares;

(c) clearance with respect to the transactions contemplated under the Asset Purchase Agreement having been obtained from the Committee on Foreign Investment in the United States, the waiting periods under the HSR Act and Japanese anti-monopoly law having expired or been terminated and all material consents and approvals of the relevant government authorities having been obtained; and

(d) no statute, rule, regulation, order, decree or injunction that would prohibit or render unlawful consummation of the transfer of the Business in the Initial Closing Countries shall be in effect and there shall be no proceedings brought (and still pending) by any government authority that is reasonably likely to prohibit or render unlawful the consummation of the Initial Closing.

The obligations of the Company to effect the Initial Closing are further subject to the satisfaction or waiver of the following Conditions Precedent:

(i) each of the representations and warranties made by IBM that is qualified by reference to materiality or material adverse effect on the Business is true and correct and all other representations and warranties are true and correct in all material respects;

(ii) IBM has performed and complied in all material respects with each agreement, covenant and obligation required by the Asset Purchase Agreement and the Employee Matters Agreement to be performed at or before the Initial Closing;

(iii) no change, event, circumstance or effect which has had, or is reasonably likely to have, a material adverse effect on the Business has occurred;

(iv) all covered permits material to the Business and required in connection with the operation of the Business in the Initial Closing Countries have been obtained; and

(v) an officer's certificate from IBM has been delivered to the Company confirming that the Conditions Precedent set forth in paragraphs (i) and (ii) above have been satisfied.

The obligations of IBM to effect the Initial Closing are further subject to the satisfaction or waiver of the following Conditions Precedent:

(1) each of the representations and warranties made by the Company that is qualified by reference to materiality or material adverse effect on the Group is true and correct and all other representations and warranties are true and correct in all material respects;

(2) the Company has performed and complied in all material respects with each agreement, covenant and obligation required by the Asset Purchase Agreement and the Employee Matters Agreement to be performed at or before the Initial Closing;

(3) no change, event, circumstance or effect which has had, or is reasonably likely to have, a material adverse effect on the Group has occurred; and

(4) an officer's certificate from the Company has been delivered to IBM confirming that the Conditions Precedent set forth in paragraphs (1) and (2) above have been satisfied.

Multiple Closing Arrangements

The Initial Closing will take place on the first day that is both (i) at least 5 Business Days following the satisfaction or waiver of all the Conditions Precedent and (ii) the first Business Day on or following the last calendar day of the month in which such Conditions Precedent are satisfied or waived (or at such other time as the Company and IBM may mutually agree). In the event that the Initial Closing does not occur on or before the first anniversary of the signing of the Asset Purchase Agreement, either party may terminate the Asset Purchase Agreement.

With respect to the Remaining Assets which have not been transferred to the Company at the Initial Closing because the required authorizations, consents or approvals have not been obtained from the relevant government authorities, subject to applicable law, IBM shall run the part of the Business and administer the Remaining Assets at the direction of and for the sole benefit of the Company until such time as the required authorizations, consents or approvals have been obtained from the relevant government authorities. From the Initial Closing to the applicable Closing, IBM and the Company agree to make appropriate adjustments or arrangements to transfer from IBM any net profits or net losses attributable to such Remaining Assets to be taken up by the Company, which adjustment shall be undertaken using retrospective profit and loss data. Nothing in such adjustment process shall entitle IBM to directly or indirectly influence determination of its sales pricing for product distribution in the countries where such Remaining Assets are located.

The Company and IBM will effect the transfer of the Remaining Assets from time to time at one or more Subsequent Closings as agreed between them provided that:

(a) no statute, rule, regulation, order, decree or injunction that would prohibit or render unlawful the consummation of the transfer of the Remaining Assets shall be in effect and there is no proceeding brought by any governmental authority that is reasonably likely to prohibit or render unlawful the consummation of the applicable Closing;

(b) all material consents and approvals of the relevant government authorities necessary for such subsequent Closing have been obtained; and

(c) all permits material to the Business and that are required in connection with the operation of the Business by the business unit to which such applicable Closing relates have been obtained.

The Asset Purchase Agreement further provides that if the arrangements described above are prohibited by law or impracticable, the parties will agree to a good faith allocation of the consideration to the assets transferred at the Initial Closing and the remaining consideration will be payable when the Remaining Assets in relation to a particular business unit are transferred. The Company's tax advisers have confirmed that the details of how the relevant assets will be transferred at Subsequent Closings have not yet been finalized by the Company and IBM's tax teams and the amount, currency and settlement method used would likely be influenced by future discussions on that issue, and such discussions will be completed prior to the applicable Closing. A public announcement will be made by the Company in the event that the relevant amount, currency and settlement method has a material impact on the consideration to be paid by the Company to IBM or the financial position of the Enlarged Group.

Non-compete Undertakings

From the Initial Closing until the fifth anniversary of the Initial Closing, IBM agrees and undertakes with the Company, subject to certain limitations and exceptions, that it will not, and will cause its existing and future subsidiaries not to, directly or indirectly anywhere in the world engage in: (A) the manufacture of Personal Computers; (B) the sale of Personal Computers; or (C) the license, sub-license or other grant to any third party of the right to use the IBM logo on Personal Computers as a primary or shared product name; provided that on and after the third anniversary of the Initial Closing, the term "Personal Computers" shall not include "thin clients".

Goodwill Deposit

On 8 December 2004, the Company paid IBM the Goodwill Deposit. The Goodwill Deposit accrues interest at the rate of 2.56% per annum from the date it was received by IBM. At the Initial Closing, the Goodwill Deposit, together with accrued interest thereon, will be credited towards the payment of the Cash Consideration.

IBM shall retain the Goodwill Deposit in the event that certain agreed PRC authorities take any affirmative action prohibiting the consummation of the transactions contemplated by the Asset Purchase Agreement or implement any laws that will render the transactions contemplated by the Asset Purchase Agreement unlawful. If the Initial Closing does not occur for any other reason, IBM shall refund the Goodwill Deposit, together with accrued interest, to the Company.

COMPANY AGREEMENT

Date

7 December 2004

Parties

The Company and IBM

Undertakings

IBM undertakes not to, without the prior written consent of the Board, transfer any of the Excess Shares for a period of six months following the Initial Closing or transfer any of the Base Consideration Shares for a period of up to three years following the Initial Closing, except to the extent permitted by the Company Agreement. IBM may transfer up to such percentage of the Base Consideration Shares equal to the greater of:

(a) the percentage determined by dividing the number of Shares disposed of by the Major Shareholder during the period between the Extraordinary General Meeting and up to the date of the relevant transfer by the total number of Shares held by the Major Shareholder on the date of the Extraordinary General Meeting; and

(b) the following applicable percentage or fraction of the Base Consideration Shares as at the relevant time:

Period	Percentage/ fraction
Until the first anniversary of the Initial Closing	0%
From the day after the first anniversary of the Initial Closing	One-third ($^1/_3$)
From the day after the second anniversary of the Initial Closing	Two-thirds ($^2/_3$)
After the third anniversary of the Initial Closing	100%

These transfer restrictions do not apply to a transfer by IBM of the Consideration Shares to any of its affiliates or a transfer of such number of the Consideration Shares necessary to enable IBM to qualify for the cost method of accounting under US GAAP with respect to its holding of the Consideration Shares. The Excess Shares represent the additional Consideration Shares that IBM has agreed to take up as part of the consideration for the Asset Acquisition. However, the Company may pay cash to IBM instead of issuing all of the Excess Shares at the Initial Closing.

IBM undertakes to the Company not to purchase any additional Shares that would result in the holdings of the Shares by the public for the purposes of the Listing Rules falling below 25% of the total outstanding Shares (or such other percentage as is required of the Company under the Listing Rules to maintain the minimum public float).

Until IBM has sold all of the Excess Shares, the Company may not issue any new Shares except for the purpose of repaying the Bridge Loan arranged by Goldman Sachs Credit Partners L.P.. The Company agrees to use its reasonable best efforts to arrange for the sale of the Excess Shares to one or more third parties at a price per Excess Share (the "**Offer Price**") not less than the higher of (i) the then prevailing market price per Share, and (ii) the Issue Price. Subject to any applicable laws and regulations, the Company may offer to repurchase (provided that any outstanding amount under the Bridge Loan arranged by Goldman Sachs Credit Partners L.P. has been repaid in full), or offer IBM the opportunity to sell to third parties, any of the Excess Shares at the Offer Price. If IBM does not accept such an offer, the restriction on the Company to issue new Shares is lifted to the extent that IBM has declined the offer and the Company may issue such number of shares not more than the number of Excess Shares which the Company has offered to repurchase from IBM or the Company has offered IBM the opportunity to sell, at a price not higher than the Offer Price. In that event, IBM will be deemed to have sold the equivalent number of Excess Shares equal to the number of new Shares issued by the Company. When all Excess Shares are sold or deemed to be sold, the restriction on the Company to issue new Shares cease to apply.

In order to enable IBM to maintain its percentage level of shareholding in the Company, subject to applicable laws and regulations, IBM has the right of first refusal in any subsequent new issue of shares by the Company. IBM will have the right to subscribe for such number of additional shares upon the same terms and conditions as the Company issues shares to a third party, so that following such issue, IBM's percentage shareholding in the Company will remain the same as its percentage shareholding in the Company immediately before such issue. IBM may not subscribe for any new Shares if following such subscription, the holdings of the Shares by the public would fall below the minimum public float requirements under the Listing Rules. If IBM elects to subscribe for additional shares, IBM will be subscribing for Shares and Non-voting Shares in the same proportion to its holdings of the Shares and Non-voting Shares immediately prior to such issue. Alternatively, in a new issue of shares by the Company, IBM may participate in such new issue by tagging-along and requiring the Company to sell a pro-rated number of the Consideration Shares to the same transferee at the same price and on the same terms as the Company issues any new shares.

Until the later of the date that the Trademark License Agreement is terminated pursuant to its terms and the date that IBM ceases to hold 5% or more of the outstanding issued share capital of the Company, IBM may designate an observer to be present at all meetings of the Board and any committee of the Board. The observer will not be a Director and accordingly will have no right to vote and may not exercise any other rights of a Director at such meetings. The purpose of appointing a board observer is to ensure co-ordination of the strategic relationship between IBM and the Company. IBM will not appoint any Director.

The Company Agreement provides that the board observer shall maintain all information obtained from the Board confidential and shall observe all internal guidelines of the Company applicable to the Directors and insider dealing rules including the SFO and the Model Code for Securities Transactions by Directors of Listed Issuers under the Listing Rules. The Board may withhold information from the board observer if there is a potential conflict of interests. In the event of a breach of confidentiality by the board observer, the Company may bring legal action against IBM including seeking a court order of specific performance to prevent the board observer from any unauthorized disclosure of confidential material. With the confidentiality protection afforded by the provisions of the Company Agreement, the Board believes that the participation of a board observer from IBM should be beneficial to the Company as the board observer would bring valuable expertise and management experience in the global information technology industry to the Company.

Rights and Restrictions attached to the Non-voting Shares

Ranking

The Non-voting Shares shall rank *pari passu* in all respects with the Shares, except for voting rights.

Voting Rights

The Non-voting Shares will not have any voting rights at all general meetings of the Company.

Transferability

The Non-voting Shares are subject to the lock-up provisions set out in the Company Agreement and upon the expiry of such lock-ups, the Non-voting Shares are transferable. Save as otherwise disclosed, there are no restrictions on the transfer of the Non-voting Shares.

Subject to the relevant lock-up restrictions, if IBM intends to transfer its Non-voting Shares other than to its affiliates, it shall be a condition for such transfer that the transferee will request the Company to convert the Non-voting Shares into Shares immediately following the transfer.

Conversion

The Non-voting Shares are convertible, by the holder thereof giving written notice to the Company, into Shares on a one for one basis, subject to any adjustments as a result of any consolidation or sub-division of the Shares. There is not a defined period during which the Non-voting Shares must be converted.

No conversion of the Non-voting Shares shall be permitted if following such conversion the holder of the Non-voting Shares would become a substantial shareholder (as defined in the Listing Rules) of the Company immediately following such conversion.

IBM may not convert any Non-voting Shares if such conversion would reduce the holdings of Shares of persons who count as members of the public for the purposes of the Listing Rules falling below 25% of the total outstanding Shares (or such other percentage as is required of the Company under the Listing Rules to maintain the minimum public float). The Company will ensure that upon the conversion of any Non-voting Shares into Shares, the minimum public float requirements under Rule 13.32 of the Listing Rules are observed.

A further public announcement will be made by the Company in case IBM or the holder of the Non-voting Shares exercises its right to convert any Non-voting Shares.

Listing

The Non-voting Shares will not be listed.

Others

With respect to any bonus, capitalization, rights or similar issues of additional securities of the Company which all the shareholders, including holders of Shares and Non-voting Shares, are entitled to participate in or benefit from (by virtue of their being shareholders in the Company) in proportion

to their shareholding, whether for any consideration or for no consideration payable by such Shareholders, any additional securities to be issued to the holder of Non-voting Shares under such issues shall be Non-voting Shares.

Term

Save as otherwise provided in the Company Agreement, the Company Agreement terminates upon all the Consideration Shares being free from the lock-up restrictions under the Company Agreement or such time as IBM and its affiliates hold less than 3% of the outstanding issued share capital of the Company, whichever is the later.

CORPORATE STRUCTURE BEFORE AND AFTER INITIAL CLOSING

The corporate structures of the Company as at the Latest Practicable Date and immediately after the Initial Closing are as follows:

As at the Latest Practicable Date


Legend Holdings Limited
Public/others
IBM
57%
43%
the Company
the Business

Immediately after Initial Closing


Legend Holdings Limited
Public/others
IBM
46.2%△
34.9%△
18.9%△*
the Company

△ *represents percentage of total issued capital (comprising Shares and Non-voting Shares) only, and assuming the Consideration Shares are issued in full*

* *out of this 18.9%, 8.9% represents Shares with voting rights and 10.0% represents Non-voting Shares*

The shareholding position of the Company immediately after the Initial Closing (assuming the Consideration Shares are issued in full) will be as follows:

Shareholder	% of Shares held	% of Non-voting Shares held	% of total issued capital held
Legend Holdings Limited	51.3%	0%	46.2%
Directors and their associates	0.7%	0%	0.6%
Public	38.1%	0%	34.3%
IBM	9.9%	100%	18.9%
Total	100%	100%	100%

Despite the fact that IBM will hold only 9.9% of the Shares upon the Initial Closing, the Stock Exchange has deemed IBM as a connected person upon the Initial Closing under the Listing Rules.

FUNCTIONAL STRUCTURE BEFORE AND AFTER INITIAL CLOSING

Simplified current functional structure of the Lenovo Group

The functional structure of the Lenovo Group as at the date of this circular is as follows:


Board
Chief Executive Officer
Information Technology Products
Mobile Communications Products
Other Businesses
Headquarter Functions

It is intended that during a transitional period after the Initial Closing, the Company's current operations and the Business' operations will largely remain separate to minimize potential disruption. To capture the potential synergies, the Company's existing personal computer business and the Business will be gradually integrated, while the other business lines of the Company will remain separate and be aggregated into a product business group.

In the long term, the integration of the said two Personal Computers businesses will mainly focus on the most synergistic back-end operation functions including integrated supply chain, manufacturing, procurement, service/support as well as research and development, while the front-end regional sales functions will largely remain unchanged except for the PRC sales that will be gradually integrated. Key corporate functions including worldwide finance, worldwide marketing, corporate business development, information technology, human resources and legal, will also be integrated eventually.

Functional structure of the Enlarged Group after Initial Closing


Board
Chief Executive Officer
Chief Financial Officer
Chief Operating Officer
Financial Controller
Product Group
Sales
Personal Computer Research and Development
Supply Chain
Marketing
Handset
USA
Service & Support
Corporate Research
PRC
Server
EMEA
Procurement
Corporate Business Development
USA
Peripheral
Asia Pacific
Information Technology
Corporate Communications
Japan
Digital Products
PRC
Human Resources
Legal

INFORMATION ON THE BUSINESS

Overview

The Business develops, manufactures and markets Personal Computer products including a wide variety of notebook and desktop computers and related peripherals. The Business' target customers are business customers.

The Business is headquartered in the city of Raleigh, in the state of North Carolina of the USA. It has a global presence, is active in over 160 countries and employs more than 9,500 employees worldwide.

In 2003, based on the US GAAP financial information of the Business, the Business generated revenues of US$9,566 million, representing an increase of 3.6% over 2002, with a gross profit of US$961 million. As at 31 December 2003, the Business had total assets of US$1,458 million and total liabilities of US$2,449 million.

Products

The Business' mobile notebook computer series, termed "ThinkPad", includes a range of products designed to meet users' needs such as portability, speed, networking and battery life. The ThinkPad laptops feature rugged designs and proprietary software, such as for immediate data recovery, intended to meet the needs of business users.

The Business' "ThinkCentre" desktop computers feature designs for durability and serviceability supporting new technologies at various price points. The Business also offers computer accessories such as monitors, keyboards, mice and other components.

History and development of the Business

IBM introduced its first Personal Computer in 1981, followed by the introduction of its first portable computer (weighing 30 pounds) in 1984. The first "laptop", weighing in at 12 pounds, was introduced in 1986. In 1992, IBM branded a new line of notebook computers under the "ThinkPad" logo. In 2002, IBM outsourced a significant portion of the Business' desktop Personal Computer manufacturing to Sanmina-SCI Corporation. To date, IBM's "ThinkPad" notebook series has been the best-selling notebook brand, having sold over 20 million units since its inception.

Sales and marketing

The Business operates through three primary sales/distribution channels including direct/large enterprise customers, distributors and resellers, and Internet/direct order channels. The Business' sales force comprises more than 2,500 sales personnel in over 55 countries.

The Business' business focus is on the commercial marketplace and it targets large enterprises, government and education and medium and small customer segments. The Business utilizes both a direct and indirect sales/distribution channel structure.

Manufacturing

The Business manufactures its notebooks through its Chinese Business Unit. In 1994, the Business entered into a joint venture with a local partner, which led to the construction of a state-of-the-art Personal Computer manufacturing facility in Shenzhen, the PRC, in 2000.

In January 2002, the Business sold certain of its North American and European Net Vista desktop personal computer manufacturing operations to a global electronics manufacturing service provider, Sanmina-SCI Corporation. As part of the sale, Sanmina-SCI Corporation acquired the buildings and equipment of the Business related to desktop manufacturing in North Carolina, the USA and took over the management of the Business' existing outsourcing management contract and acquired manufacturing equipment in Scotland. Along with the sale, the Business entered into a three-year outsourcing agreement with Sanmina-SCI Corporation to manufacture Personal Computers for the Business.

In January 2003, the Business sold additional fixed assets and inventories as well as certain of its mobile personal computer manufacturing operations processes to Sanmina-SCI Corporation.

Purchasing

The Business operates a centralized purchasing function responsible for the selection and management of suppliers, as well as procurement engineering and materials management activities to support the manufacture and fulfillment of Personal Computer products. The purchasing organization has major centers in Raleigh, North Carolina, the USA, Shenzhen and Shanghai, the PRC and Japan, and additional resources co-located with major sources of supply.

The role of the purchasing function is to acquire goods and services efficiently and effectively while providing flexibility in response to market changes. The focus is on the development of long term relationships with key supplier partners to ensure early access to new technologies, continuity of materials supply and competitive prices. As a result, the Business has well established relationships with industry suppliers of Personal Computer components, as well as major ODM and EMS companies.

Inventory management

The Business operates on the general principle of minimizing inventory whenever possible. In the case of outsourced manufacturing, the Business only takes ownership of a product once it leaves a supplier's back dock.

Some customers and fulfillment channels require finished goods to be built in advance of an order being received. Typically these customers or channels require there to be a very fast turnaround of an order, often requiring that the product be shipped the same day. The inventory generated in this way is managed very closely and adjusted on a daily basis in line with updated forecasts. Inventory is managed by the operations teams in the relevant geographical location.

Competition

The Personal Computer industry is highly competitive. The Business currently faces competition primarily from Dell and Hewlett-Packard, as well as Fujitsu, Toshiba, Sony and NEC, among others. This competition has resulted in strong pricing pressure across all products, and desktops in particular.

ANCILLARY AGREEMENTS

Pursuant to the Asset Purchase Agreement, on 7 December 2004, the Company entered into the following Ancillary Agreements and arrangements with IBM, pursuant to which IBM will provide a broad range of services to the Lenovo Group and certain transitional matters will be dealt with.

Since upon the Initial Closing, pursuant to the Listing Rules, IBM will be deemed to be a connected person of the Company by the Stock Exchange, the transactions underlying these agreements and arrangements (except the Employee Matters Agreement) will constitute Continuing Connected Transactions of the Company under Rule 14A.14 of the Listing Rules.

The transactions underlying the Employee Matters Agreement do not constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. In respect of the transactions underlying Intellectual Property Agreements whilst they constitute Continuing Connected Transactions of the Company, since no monetary consideration is payable thereunder, they fall within the de minimis exemption under Rule 14A.33(3) of the Listing Rules.

The Ancillary Agreements will take effect upon the Initial Closing and will essentially be conditional upon the Initial Closing taking place.

In general, all the services to be provided by IBM under the Ancillary Agreements are of a unique and tailored nature and have been formulated based on the specific circumstances of the Asset Acquisition. While technically speaking, some of these services can be outsourced by the Company to third party providers (other than IBM), the Company believes there are significant advantages in having IBM provide such services because of IBM's expertise and familiarity with the Business as well as the Products.

Transition Services Agreement

Date

7 December 2004

Parties

The Company and IBM

Services to be provided

IBM and its affiliates will provide the Enlarged Group with the Transition Services which will include:

(a) certain finance and account function support services;

(b) certain marketing and sales support services;

(c) general procurement services, such as engineering and office products, building and facilities and information technology;

(d) development services (i.e. translation services for product-related information and publications, product certification services, research and development support services and general engineering services);

(e) services to assist in facilitating certain procurement and sales activities for electronic components and commodities, which are supported from Singapore;

(f) human resource services;

(g) real estate facilities services; and

(h) information technology services.

Each of the Transition Services is documented in a separate TSA Service Description Attachment.

Term and termination

The provision of Transition Services will commence on the Initial Closing and range in duration from 12 to 36 months. The Transition Services Agreement will terminate upon the earlier to occur of: (i) the date on which all of the Transition Services are terminated; and (ii) the last date indicated for the termination of a Transition Service in the TSA Service Description Attachments. The Company may cancel any Transition Service or reduce the amount of any separately priced portion of a Transition Service at any time upon 60 days' prior written notice.

Charges for Transition Services

The amount of charges which the Enlarged Group expects to pay to IBM under the Transition Services Agreement for the first 12 months after the Initial Closing is approximately US$250 million. This amount has been determined by reference to the historical costs paid by the Business as part of its budgeted expense and negotiated on an arm's length basis.

The amounts of such charges are in line with and no less favorable to the Enlarged Group than those charged by IBM internally for the relevant services prior to the Initial Closing.

Annual caps

The Directors expect that the aggregate amount of fees payable under the Transition Services Agreement for each of the three years following the Initial Closing will not exceed US$285 million, US$223 million and US$197 million, respectively.

The said aggregate amounts have been determined based on the historical costs incurred by the Business, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

Strategic Financing and Asset Disposition Services Agreement

Date

7 December 2004

Parties

The Company and IBM

Services to be provided

IBM will provide the Company with the SFAD Services.

Term

The term of the Strategic Financing and Asset Disposition Services Agreement is for a period of five years from respective applicable closing date for the relevant country.

Fees and commissions

Customer Financing Services

For the first calendar year° of the term of the Strategic Financing and Asset Disposition Services Agreement, the Company will receive from IBM a commission based on the total invoice prices of the customer financing and lease transactions that are facilitated by the Company. The magnitude of such commission has been determined as a result of arm's length negotiation between the Company and IBM.

The commission payable to the Company by IBM will be adjusted either upwards or downwards depending on total invoice prices of the transactions which take place during the relevant calendar year, with reference to a certain pre-agreed target volume.

IBM has agreed that the commission arrangements and other terms and conditions in this agreement are to be on terms no less favourable to the Enlarged Group than that IBM offered internally to its business units and externally to any other manufacturers of personal computing products prior to the date of the Asset Purchase Agreement.

Annual caps

The Directors expect that the aggregate amount of fees payable by IBM to the Company in relation to the Customer Financing Services under the Strategic Financing and Asset Deposition Services Agreement for each of the five years following the Initial Closing will not exceed US$8 million, US$9 million, US$9 million, US$9 million and US$9 million, respectively.

The said aggregate amounts have been determined based on the agreed upon commission schedule, future business volume, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

Distribution Channel Financing Services

Whenever IBM finances a reseller purchase of inventory from the Company, the Company will be required to pay IBM a fee, being a percentage of the total invoice prices, which is determined as a result of arm's length negotiation between the Company and IBM with reference to, inter alia, interest rates, credit risk of the reseller and administration costs. Either party may initiate a benchmarking exercise to determine the competitiveness of the fees paid to IBM by the Company.

Annual caps

The Directors expect that the aggregate amount of fees payable by the Company to IBM under Distribution Channel Financing Services under the Strategic Financing and Asset Disposition Services Agreement for each of the five years following the Initial Closing will not exceed US$84 million, US$86 million, US$87 million, US$89 million and US$90 million, respectively.

The said aggregate amounts have been determined based on estimated future business volume, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

The consideration to be paid by the Company in relation to Distribution Channel Financing Services will be in line with and not less favourable to the Enlarged Group than that charged internally by IBM prior to the Initial Closing.

Excess Surplus Disposition Services

The consideration payable by IBM to the Company in connection with IBM's purchase of any used personal computing products returned to resellers will be set forth in a price list submitted by IBM to the Company in response to a request for quotation from the Company. Such a price list has been agreed upon by the Company and IBM as a result of arm's length negotiations.

Annual caps

The Directors expect that the aggregate amount of fees payable by IBM to the Company in relation to the Excess Surplus Disposition Services under the Strategic Financing and Asset Disposition Services Agreement for each of the five years following the Initial Closing will not exceed US$58 million, US$60 million, US$61 million, US$62 million and US$63 million, respectively.

The said aggregate amounts have been determined based on estimated future business volume, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

IGS Services Agreement

Date

7 December 2004

Parties

The Company and IBM

Maintenance and Warranty Services

To the extent base warranty services are made available by the Company for its products, the Company has agreed to engage IBM as its preferred service provider to perform such services. In addition, the Company has agreed to engage IBM as its preferred service provider to perform the Company's post-warranty and warranty upgrade services for commercial customers outside the PRC.

Promptly following the Initial Closing, IBM and the Company will negotiate in good faith and enter into a written agreement pursuant to which the Company will provide maintenance and warranty services in the PRC on IBM products sold prior to the Initial Closing. The Company will ensure that the requirements under Rule 14A.35 of the Listing Rules are complied with at the relevant time.

Consideration

The service fees for the first year will be the "best" fees, by each geographical location, that IBM offers for substantially similar services in the same geographical location (including products and delivery terms) in respect of any service provider customer contracts, in each such geographical

location, that are the top three closest in volume. Such service fees have been agreed upon between the Company and IBM as a result of arm's length negotiations and are subject to adjustment pursuant to certain benchmarking procedures specified in this agreement.

In addition, the Company and IBM have agreed to certain mutual revenue sharing arrangements generated from the sales of the Company post-warranty and warranty upgrade services as well as IBM's technology deployment services.

Term

The term of this agreement is five years from the Initial Closing, and will automatically extend for additional one-year periods each unless a party gives written notice of termination at least six months prior to the expiration of the then-scheduled expiration of the term.

Annual caps

If the Company engages IBM to perform maintenance and warranty services and in respect of the said revenue sharing arrangements, the Directors expect that the aggregate amount of fees payable by the Company to IBM under the IGS Services Agreement for each of the five years following the Initial Closing will not exceed US$273 million, US$318 million, US$188 million, US$191 million and US$195 million, respectively.

The said aggregate amounts have been determined based on the estimated future business volume, market competitive terms for warranty services, the agreed upon revenue sharing arrangement, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

If the Company refers customers to purchase IBM's technology deployment services, the Directors expect that the aggregate amount of fees payable by IBM to the Company under the IGS Services Agreement for each of the five years following the Initial Closing will not exceed US$15 million, US$15 million, US$15 million, US$16 million and US$16 million, respectively.

The said aggregate amounts have been determined based on the estimated future business volume, the agreed upon revenue sharing arrangement, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

Marketing Support Agreement

Date

7 December 2004

Parties

The Company and IBM

Services to be provided

IBM will provide client team support to the Company to assist the Company in its post-Initial Closing sales coverage of the Company's customers by providing various MSA Services, each of which is documented in a MSA Service Description Attachment. The MSA Services include, inter alia, marketing support services, information technology services, fixed assets accounting and property control administration services (for EMEA and Asia Pacific), customer fulfillment services, sales center services, ledger support services (for EMEA and Asia Pacific), incentives and commissions services, treasury services (for EMEA and Asia Pacific) and transitional tax services (for EMEA and Asia Pacific).

Term and termination

The term of the Marketing Support Agreement is for a period of five years from the Initial Closing.

The provision of MSA Services will commence on the Initial Closing for each business unit covered by the Initial Closing and will terminate one year from the Initial Closing, except that customer fulfillment, fixed assets accounting and property control administration, and ledger support and services will terminate two years from the Initial Closing, information technology services will terminate three years from the Initial Closing and the marketing support services will terminate five years from the Initial Closing. Starting in 2007, the Company may elect to reduce the number of countries in which the Company requires MSA Services from IBM.

Fees payable

The formula on which the calculation of such fee is based is determined as a result of arm's length negotiations between the Company and IBM, undertaken with reference to historical overheads incurred by IBM in providing the relevant services. The amount of fees payable by the Company to IBM will vary depending on the specified reported revenue of the Business for MSA Services, and will not exceed 2.53% of such reported revenue. Other than with respect to the calendar year of 2006, the targeted revenues for each calendar year are expected to be agreed to by the parties in June of the preceding calendar year.

Annual caps

The Directors expect that the aggregate amount of fees payable under the Marketing Support Agreement for each of the five years following the Initial Closing will not exceed US$291 million, US$278 million, US$194 million, US$77 million and US$26 million, respectively.

The said aggregate amounts have been determined based on the agreed upon fee structure, the estimated future business volume, the estimated future service reduction, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

Internal Use Purchase Agreement

Date

7 December 2004

Parties

The Company and IBM

Sale and purchase of Personal Computers

IBM has agreed to purchase from the Company not less than 95% of the Personal Computers IBM requires worldwide for its internal use (which includes Personal Computers for use in connection with strategic outsourcing where IBM keeps title to the Personal Computers) each calendar year during the term of the Internal Use Purchase Agreement, subject to certain reduction and other limitations. IBM also has the right to buy Personal Computers from the Company for resale in certain cases.

Consideration and liquidated damages

The consideration that the Company will receive for Personal Computers sold to IBM for internal use (including IBM's strategic outsourcing business noted above) will be the cost of the products plus an agreed upon profit margin determined as a result of arm's length negotiations between the Company and IBM. In the event that IBM fails to fulfil its obligations to purchase internal use Personal Computers under the Internal Use Purchase Agreement, it will be required to pay the Company liquidated damages. There are no obligations to pay liquidated damages in connection with Personal Computers purchased for resale.

The price that the Company will receive for Personal Computers purchased for use in certain IBM systems integration and outsourcing services, as an embedded Product in another system, to fulfil obligations under existing government contracts or in other situations that the parties mutually agree will be the Company's price to its other resellers purchasing similar quantities. The price that the Company will receive for Personal Computers purchased for resale to IBM's employees (or for IBM's employees in the case of direct sales) as part of an IBM benefit plan will be the price the Company charges its own employees pursuant to the Company's employee benefit plan. The price that the Company will receive for Personal Computers purchased by IBM for warranty and maintenance replacement services will be the base manufacturing costs of such Personal Computers plus shipping costs.

Term

The term of the Internal Use Purchase Agreement is for five years from the Initial Closing.

Annual caps

The Directors expect that the aggregate amount of fees payable under the Internal Use Purchase Agreement for each of the five years following the Initial Closing will not exceed US$500 million, US$512 million, US$520 million, US$530 million and US$541 million, respectively.

The said aggregate amounts have been determined based on the agreed upon pricing mechanism, and estimated future business volume, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

Master Distribution Agreement

Date

7 December 2004

Parties

The Company and IBM

Distribution of Products to end users

The Company will provide IBM with Personal Computers and certain services pursuant to this agreement to the extent where the relevant customers: (i) have previously entered into non-assignable purchase agreements with IBM; (ii) insist on purchasing Products and services directly from IBM despite the fact that IBM has used commercially reasonable efforts to convince them to purchase products directly from the Company; or (iii) are in countries that are not covered by the Initial Closing. The amount of Personal Computers and services to be provided will depend on whether such events occur. IBM may also market the Company's Products through one or more subsidiaries.

Term

The term of this agreement is for two years from the Initial Closing or, for an individual agreement that has a specific commitment to sell a specified amount of products and services over a period of time, for the duration of that agreement, and may be extended if both parties agree in writing.

Consideration

Where the non-assignable agreement sets forth a specified amount of Products over a fixed period of time, the Company will provide IBM with such products or services at the price and on the terms set forth in such agreement. Where the non-assignable agreement requires IBM to accept a customer order, the Company shall provide products pursuant to an agreed pricing methodology. If the parties have mutually agreed to allow sales under a non-assignable agreement, IBM will work with the customer to set the price and other terms of such sales but such sales will be subject to the Company's agreement to provide products and services at such price. In instances of countries that are not covered by the Initial Closing, IBM and the Company will work together to continue to provide products at the prices provided to customers by IBM in such countries. The said arrangements have been formulated as a result of arm's length negotiations between the Company and IBM.

The Company considers that the transaction value of the Continuing Connected Transactions arising out of the Master Distribution Agreement shall not be subject to any annual cap for the following reasons: (a) it is impossible for annual caps to be determined because the identities and number of customers which will insist on purchasing products and services directly from IBM, as well as the level of actual sales which would arise out of the relevant purchase agreements are uncertain and entirely outside the control of the Company and IBM; (b) the level of actual sales which would arise out of the relevant purchase agreements are also uncertain because the relevant customers do not have any contractual obligations to purchase a fixed amount of products and/or services from IBM under such agreement; (c) the Company is unable to predict such identities or

number of customers as there is no relevant historical pattern to base this on; and (d) the arrangement underlying the Master Distribution Agreement is in place to protect the Company from losing customers who want to deal with IBM only (and IBM will not make any profit directly out of the arrangement) and is therefore in the interests of the Company as well as all the Shareholders (including the minority Shareholders).

Hence, the Company will apply to the Stock Exchange for a waiver from compliance with the requirements set out in Rule 14A.35(2) of the Listing Rules for imposing an annual cap on the transaction value arising out of the Master Distribution Agreement.

Intellectual Property Agreements

Trademark Assignment Agreement

Date

7 December 2004

Parties

IBM as the assignor and a subsidiary of IBM as the assignee

Assignment of marks

IBM has agreed to assign to a subsidiary of IBM all of its right, title and interest in and to certain marks and domain names that exclusively relate to the Business, as specified in the Trademark Assignment Agreement together with the goodwill of the business symbolized thereby. The Company will then acquire such subsidiary at no additional cost, on or immediately prior to the Initial Closing.

Consideration

No payment is payable by the Company under the Trademark Assignment Agreement.

Effective date of assignment

The assignment under the Trademark Assignment Agreement will become effective upon the Initial Closing.

Trademark License Agreement

Date

7 December 2004

Parties

IBM as the licensor, a subsidiary of IBM as the licensee and the Company as guarantor of the obligations and responsibilities of the licensee

Grant of license

IBM will grant to a subsidiary of IBM, on a fully paid-up basis, a non-transferable license to use certain of IBM's registered and unregistered trademarks, including but not limited to "IBM" and the IBM logo, for the identification of certain products in marketing, and subject to certain restrictions, advertising (in the case of the "IBM" mark) in connection with the Business in the United States, its territories and possessions, and every other country where prior to the Initial Closing, IBM had used or had the right to use these marks. The Company will acquire such subsidiary of IBM at no additional cost, on or immediately prior to the Initial Closing.

The grant of a license under the Trademark License Agreement is subject to certain pre-existing trademark license contracts or arrangements of IBM.

Right to use

For 18 months after the Initial Closing, the Business will be permitted to use the IBM trademark and logo on all Products existing as of the Initial Closing, and on other successor products that have substantially the same functions and attributes. During this period, the Business will also be permitted to use the IBM trademark and logo in marketing and advertising materials, but only as they appear on the Products or successors to the Products. The Business will not be required to add any qualifying wording in connection with its use of the mark during this period.

For 40 months after the Initial Closing, the Business will be permitted to use the IBM trademark and logo together with a trademark of the licensee or guarantor as the licensee or guarantor selects, on all Products existing as of the Initial Closing, and on successor products that have substantially the same functions and attributes.

Until the expiry of five years after the Initial Closing, the Business will be permitted to use the IBM trademark and logo together with a trademark of the licensee or guarantor as the licensee or guarantor selects, on all Products existing as of the Initial Closing, and on other products that have substantially the same functions and attributes, provided that on those products, after the first 40 months following the Initial Closing, the Company may only use the IBM logo and trademark on a product together with an endorsement text, which must be approved by IBM.

The Business will be permitted to use the common mark during the term of the license, and may seek registration on its own for newly created marks embodying the common term.

Term

The Trademark License Agreement is for a term of five years from the Initial Closing.

Patent Assignment Agreement

Date

7 December 2004

Parties

IBM as the assignor and a subsidiary of IBM as the assignee

Effective date of assignment

The assignment under the Patent Assignment Agreement is effective on or before the Initial Closing.

Assignment of patents

Subject to all rights granted to others prior to the Initial Closing and the Asset Purchase Agreement, IBM assigns and transfers to a subsidiary of IBM all of its right, title and interest in and to all patent ownership interest IBM may have anywhere throughout the world in and to those patents that are exclusively related to the Business, as identified in the Patent Assignment Agreement. The Company will acquire such subsidiary of IBM at no additional cost, on or immediately prior to the Initial Closing.

Consideration

No payment is payable by the Company under the Patent Assignment Agreement.

Patent Cross License Agreement

Date

7 December 2004

Parties

IBM and a subsidiary of IBM and the Company

Effective date of license

The license under the Patent Cross License Agreement will become effective as of the Initial Closing and will continue until the expiration of the last to expire of the licensed patents.

License of patents

IBM grants to a subsidiary of IBM and the Company, and the Company and a subsidiary of IBM each grants to IBM a license, in relation to its respective licensed patents, as follows:

(i) to make (including the right to use any apparatus and practice any method in making), use, import, offer for sale, lease, license, sell and/or otherwise transfer the respective party's licensed products;

(ii) to have the respective party's licensed products made by another entity; and

(iii) to use any apparatus and practice any method in connection with the performance of business processes for itself or third parties.

Consideration

No payment is payable by the Company or the subsidiary of IBM under the Patent Cross License Agreement.

Intellectual Property Assignment and License Agreement

Date

7 December 2004

Parties

IBM and the Company

Assignment of programs and documentation exclusive to the Business

IBM has agreed to assign to the Company all of its right, title and interest in, to and under all intellectual property rights in and to certain software programs and tangible embodiments of information and know-how, in each case that are exclusively related to the Business.

The Company has agreed to grant back to IBM a non-exclusive, worldwide, perpetual, royalty-free license in and to the software programs and tangible embodiments of information and know-how assigned to it by IBM.

License of programs and documentation used in connection with the Business

IBM has agreed to grant to the Company a non-exclusive, worldwide, perpetual, royalty-free license in and to certain software programs and tangible embodiments of information and know-how, in each case that are used in connection with the Business and in each case only for the purpose of operating the Business.

Consideration

No payment is payable by the Company under the Intellectual Property Assignment and License Agreement.

Effective date of assignment

The assignment is effective on or before the Initial Closing. The term of each granted license under this agreement is for the life of the respective intellectual property right.

The Directors believe that the terms of this agreement are consistent with market practice in respect of intellectual property license agreements.

Employee Matters Agreement

Parties

The Company and IBM

Transfer of employees

Employees of the Business will be transferred to the Company, either as may be required by the laws of the applicable jurisdictions or by offers of employment made by the Company to such employees, on the dates of the relevant Closings. In general, the Company will honor those terms and conditions of employment that are required by law, or, if not required by law, provide salary,

wages, and terms and conditions at levels at least as favorable as the terms provided by IBM, and provide pension and other employee benefit plans that are substantially comparable in the aggregate to plans that were provided to such employees by IBM.

Employer liability and employee retention

Upon the relevant Closings, the Company will be responsible for all liabilities, including but not limited to those regarding severance claims, relating to the relevant employees' employment with the Company. For the purpose of severance payments, the Company will recognise the relevant employees' previous service with IBM. IBM will retain liability for severance payments arising automatically from any termination or refusal to accept an offer of employment made by the Company in accordance with the terms of the Employee Matters Agreement.

Under the Employee Matters Agreement, the Company and IBM have agreed upon the establishment of a two-year short-term employee retention plan whereby the Company will make retention payments to certain employees transferred from IBM to the Company at the Initial Closing, at different times during a period of two years following the Initial Closing so long as the relevant employees remain under the Company's employment at the relevant times. IBM will from time to time reimburse the Company for such payments, subject to an overall cap of US$47 million (for the two-year period following the Initial Closing). This arrangement has been formulated as a result of arm's length negotiations between the Company and IBM.

Under this short-term plan, the Company is not obliged to make any payments to the relevant employees other than those in respect of which IBM will make reimbursement to the Company. The formula for determining the amount of retention payment which each relevant employee will receive (which takes into account factors such as position, seniority, etc.) has been pre-determined and set out in a schedule to the Employee Matters Agreement.

The Company also plans to adopt a long-term employee retention plan for the benefit of the transferred employees, no later than the first anniversary of the Initial Closing. The Company is responsible for funding such long-term plan.

Non-solicitation

Generally, the Company is obliged for two years after the Initial Closing, not to solicit or hire any current or former employee of IBM who had been an employee of IBM in the one-year period prior to such time, subject to an exception for solicitation in response to a general public advertisement. The same non-solicitation and non-hire restriction applies to IBM on a reciprocal basis. Notwithstanding the foregoing, the Company and IBM will be permitted to solicit or hire such employees and former employees so long as the party that desires to engage in such solicitation has obtained the written consent of the other party.

Real Estate Arrangements

Pursuant to the Asset Purchase Agreement, the Company and IBM agreed that the real estate assets of the Business would be conveyed to the Company with effect from the applicable Closing, pursuant to the following arrangements, which have been negotiated and agreed upon by the Company and IBM on an arm's length basis.

Acquisition of leasehold interests held by IBM

At the applicable Closing for the subject country, IBM will assign to the Company its entire leasehold interest in various floors of an office building located in Brisbane, Australia and a manufacturing facility in Pondicherry, India. The Company will assume IBM's payment and performance obligations under the various leases for these sites for the balance of the term of these leases; the Pondicherry, India lease runs through August 2006, and the Brisbane, Australia leases run through 31 July 2006 and 31 October 2007. In connection with the Company's purchase of the Chinese Business Unit, the Company will also acquire certain leasehold interests in certain factory, warehouse, office and research facilities located in Shenzhen, Futian, Shanghai and Beijing, the PRC.

Sublease of portions of properties currently leased and to be retained by IBM

At the applicable Closing for the subject country, IBM will sublet portions of various properties in Toronto and Montreal (Canada), Fujisawa and Yamato (Japan), Sydney and Cumberland Forrest (Australia) and Singapore to the Company. The portion of each site to be sublet will be that portion utilized by the Business, and the rental that will be payable will be the Company's pro rata share of IBM's cost for such space pursuant to its lease, based on a percentage of the total square footage occupied by the Company. The sublease term for each of these sites will commence at the applicable Closing for the subject country and be coterminous with IBM's prime lease term (the length of each of which varies, and expiring some time between 31 March 2006 and 31 March 2014), with the exception of the Toronto site which will commence after the space has been reconstructed or otherwise reconfigured as necessary to house the Business, and will run up to a four-and-a-half-year term.

Occupancy of certain additional properties for a transitional period

The Company will occupy space at over 200 IBM locations worldwide for a one year term pursuant to a licence agreement for each jurisdiction. With respect to licensed locations located within one of the countries where the Initial Closing is applicable, the licence term will commence as of the date of the Initial Closing. The licence term for other locations will commence as of the applicable Closing for the country in which such licence area is located. The licence with respect to each of these locations will be terminable by the Company upon 30 days' notice.

Option to elect either short term licence or longer term lease with respect to certain sites

Greenock, Scotland

With respect to Greenock, the Company has up to 60 days from the signing of the Asset Purchase Agreement to decide whether it will (a) occupy the in-scope portion of the site (approximately 102,000 s.f.) pursuant to a licence for a one-year term running from the date of the Initial Closing, at a rental equal to IBM's (depreciation) cost, or (b) lease the site from IBM for a three-year term at the prevailing market rate.

Tokyo, Japan

With respect to the IBM building located in Tokyo, the Company has up to 60 days from the signing of the Asset Purchase Agreement to decide whether it will (a) occupy the in-scope portion of the site pursuant to a licence for a one-year term from the date of the Initial Closing, or (b) lease the in-scope portion of the building from IBM site for a five-year term at the prevailing market rate.

Option to elect either short term licence or assumption of lease for balance of lease term

With respect to the complex leased by IBM in Raleigh/Durham, North Carolina, the Company has up to 60 days from the signing of the Asset Purchase Agreement to decide whether it will (a) occupy the in-scope portion of the site pursuant to a licence for a one-year term from the date of the Initial Closing, or (b) acquire IBM's leasehold interest in three Raleigh Research Triangle Park Buildings and two Silicon Drive Buildings (and assume the obligations of IBM under the subject leases) after occupying various portions of the site and leased locations pursuant to a licence until such time as the space has been reconfigured and built-out as necessary to consolidate the Company's employees and the Business. Once entered into one of the options as stated above, the Company and IBM will enter into a written agreement and comply with the requirements set out in Rule 14A.35 of the Listing Rules.

Annual caps

The Directors expect that the aggregate amount of fees payable under the Real Estate Arrangements for each of the five years following the Initial Closing will not exceed US$78 million, US$54 million, US$30 million, US$30 million and US$31 million, respectively.

The said aggregate amounts have been determined based on estimated costs, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium for uncertainties.

Reasons for terms in excess of three years

There are five agreements with terms in excess of three years, namely: the Strategic Financing and Asset Disposition Services, the IGS Services Agreement, the Marketing Support Agreement, the Internal Use Purchase Agreement and the Trademark License Agreement. All these agreements have a term of five years. Some of the Real Estate Arrangements may also have a term in excess of three years. The reasons are as follows:

(a) to ensure continuity, smooth integration of the Business, and success of the Enlarged Group;

(b) to demonstrate both the Company and IBM's commitment to work together for the success of the Enlarged Group;

(c) to allow both the Company and IBM to mutually benefit from their co-operation to work together; for example, the Company benefiting from not paying any consideration for the use of the IBM brand and securing IBM as its largest enterprise customer; further the benefit to the Company of IBM's existing global service capabilities, and IBM receiving guaranteed customers from the Company for its after-sales and financing services;

(d) to allow the Company's management to focus their attention and resources on transition and grow the Business; and

(e) in relation to the subletting of portions of properties currently leased and to be retained by IBM under the Real Estate Arrangements, the term will be coterminous with IBM's prime lease term and in some cases this may exceed three years and may in one case run for a term up to 2014.

Pursuant to Rule14A.35(1) of the Listing Rules, from pages 62 to 101 of this circular, Cazenove Asia's letter of advice to the Independent Board Committee and the Independent Shareholders has explained why a longer period for the above agreements is required and that it is normal business practice for agreements of the relevant types to be of the relevant durations.

CONTINUING CONNECTED TRANSACTIONS

Each of the Continuing Connected Transactions is subject to reporting, announcement and approval of the Independent Shareholders at the Extraordinary General Meeting.

The Directors consider that each of the Continuing Connected Transactions has been negotiated and will be conducted on an arm's length basis and on normal commercial terms between the Company and IBM.

The Directors are also of the view that as far as the Independent Shareholders are concerned, the Continuing Connected Transactions and the terms, including the relevant annual caps (note: the transactions underlying the Master Distribution Agreement are not subject to any annual cap), are fair and reasonable and in the interest of the Lenovo Group and the Independent Shareholders as a whole.

The Company seeks the approval of the Independent Shareholders for the Continuing Connected Transactions and the respective annual caps in relation to the Continuing Connected Transactions mentioned above on the condition that the Company will comply with the rules in relation to annual review of continuing connected transactions set out in Rules 14A.37 to 14A.40 of the Listing Rules. The Company further undertakes that upon any variation or renewal of the agreements or arrangements in respect of the Continuing Connected Transactions, the Company will comply with all applicable requirements set out in Chapter 14A of the Listing Rules. In particular, the Company will implement internal policies to closely monitor whether the annual caps are exceeded during the relevant 12-month periods (such policies include, without limitation: (a) setting out the responsibilities of different relevant departments within the Company in respect of monitoring the transaction values of the Continuing Connected Transactions; (b) appointing a person in each relevant department who has a good understanding of the relevant Continuing Connected Transactions to keep track of the said transaction values; (c) requiring the said person to review and consider the said transaction values on a monthly basis and report any possibility of exceeding the annual caps to senior management of the Company; and (d) taking steps to ensure that such reporting is done in a timely and efficient manner) and will, in each of the relevant annual reports, set out the transaction value in respect of each Continuing Connected Transaction for: (i) any complete 12-month period to which the annual cap relates; (ii) any period of less than 12 months to which the annual cap relates, including for the avoidance of doubt a period commencing on the beginning of a financial year of the Company and ending on the expiry of an annual cap period, as well as a period commencing on the beginning of an annual cap period and ending on the expiry of a financial year of the Company; and (iii) the financial year of the Company to which the annual report relates.

The Company will make a public announcement and comply with Chapter 14A of the Listing Rules in the event that any annual cap in relation to the Continuing Connected Transactions is exceeded.

FINANCIAL EFFECTS OF THE ASSET ACQUISITION

Shareholders are drawn to the attention that the following information pertaining to the unaudited pro forma financial information is extracted from Appendix IV to this circular headed "Unaudited pro forma financial information on the Enlarged Group", which is prepared in accordance with Rule 4.29 of the Listing Rules. The pro forma consolidated financial information is based on the audited and unaudited financial statements of the Group for the year ended 31 March 2004 and for the six months ended 30 September 2004 respectively (as extracted from Appendix III to this circular), and the Audited US Combined Financial Statements of the PCD (as defined in and extracted from Appendix I to this circular), after adjustments made to the Business as detailed in Appendix IV to this circular.

The unaudited pro forma financial information is prepared to provide information about how the Asset Acquisition might have affected the relevant financial information of the Enlarged Group as at 30 September 2004 and for the year ended 31 March 2004 and the six months ended 30 September 2004. As it is for illustrative purpose only and because of its nature, it may not give a true picture of the results and financial position of the Enlarged Group for any future financial periods or date.

Possible financial effects of the Asset Acquisition on the Lenovo Group

Net assets

The Company recorded consolidated net assets of approximately HK$4,890 million (or approximately HK$0.65 on a per Share basis) as at 30 September 2004. As shown in the section headed "Unaudited pro forma financial information on the Enlarged Group" in Appendix IV to this circular, had the Closings been taken place on 30 September 2004, the pro forma net assets of the Enlarged Group would be approximately HK$9,570 million (or approximately HK$1.04 on a pro forma per share basis, comprising Shares and Non-voting Shares), representing an increase of approximately 95.7%.

Earnings

The Company recorded consolidated EBITDA of approximately HK$1,125 million for the year ended 31 March 2004. Had the Closings been taken place on 1 April 2003, the pro forma EBITDA of the Enlarged Group for the year ended 31 March 2004 would be approximately HK$712 million as shown in Appendix IV to this circular.

The audited profit attributable to Shareholders amounted to approximately HK$1,053 million for the year ended 31 March 2004. As shown in Appendix IV to this circular, based on the current accounting standard in respect of business combinations and the treatment of goodwill, the Enlarged Group would record a pro forma net loss for the year ended 31 March 2004, which included a goodwill amortization of approximately HK$630 million. Shareholders should note that under the new accounting standard in respect of business combinations which will become effective for accounting period commencing from 1 January 2005, any goodwill recognized will no longer be subject to any amortization (i.e. the HK$630 million annual amortization of the goodwill would not be charged under the new accounting standard) instead they are tested for impairment annually, or

more frequently if events or changes in circumstances indicate a possible impairment. Shareholders should also note that the values of other intangible assets arising from the Asset Acquisition are still subject to further determination of their nature and value. If the finalized aggregate value of the intangibles arising from the Asset Acquisition is higher than that stated in the pro forma financial information set out in Appendix IV to this circular, the amortization expenses of such intangible assets would increase accordingly.

Shareholders should also note that the recent financial performance of the Business has been adversely affected by exceptionally high warranty expenses for the financial year ended 31 December 2003 and the six months ended 30 June 2004, due to certain Personal Computer products with problem components produced and sold previously. IBM has agreed to reimburse the Company for the costs incurred by the Group in performing standard warranty obligations in respect of desktop and notebook computers shipped by the Enlarged Group after the Initial Closing up to a maximum of US$100 million in aggregate, to the extent the level of defects requiring warranty services exceeds specified levels. IBM's reimbursement obligation will cover personal computer designs and components that are being offered by IBM at the time of the Initial Closing or that have been fully designed and qualified as of that time, and accordingly will not apply in respect of a product if the Company changes the design, component or specification of the product. IBM's obligation also will not apply to products shipped more than two years after the Initial Closing.

The Directors believe that the above pro forma earnings analysis does not reflect the future profitability of the Enlarged Group as (i) the warranty costs of the Business for the year ended 31 December 2003 and the six months ended 30 June 2004 were exceptionally high as compared to other years due to exceptional level of repair services provided in respect of certain products with problem components produced as explained above, (ii) changes are anticipated in the accounting policy in respect of business combinations to conform with the new accounting standard and (iii) the pro forma figures do not take into account of any synergies, such as procurement advantage after the merger, the low cost production advantage of the Lenovo Group and the effective distribution network of the Lenovo Group in the PRC, which may be achieved by combining the Business and the Personal Computer business of the Lenovo Group.

Working capital

As stated in the paragraph headed "Working Capital" in Appendix V to this circular, the Directors are of the opinion that, taking into account of the present internal resources and banking facilities available to the Enlarged Group (including the Bridge Loan), the Enlarged Group has sufficient working capital for its present requirements for the next 12 months following the date of this circular.

Gearing position

Operations of the Lenovo Group are currently mainly financed by its internally generated funds. As at 30 September 2004, the Lenovo Group had outstanding loans of approximately HK$125 million, representing a gearing ratio (being the total borrowings to total shareholders' equity) of approximately 2.6%.

The Lenovo Group plans to finance the total net consideration of the Asset Acquisition of approximately US$1,250 million by (i) cash of approximately US$150 million, (ii) borrowings of approximately US$500 million; and (iii) issue of Consideration Shares of approximately US$600 million to IBM.

As shown in the section headed "Unaudited pro forma financial information on the Enlarged Group" in Appendix IV to this circular, had the Asset Acquisition been completed on 30 September 2004, the pro forma total borrowings of the Enlarged Group would be approximately HK$4,025 million, while the total equity of the Enlarged Group would increase to approximately HK$9,570 million. Based on the above pro forma financial information, the pro forma gearing ratio (calculated on the basis of total borrowings and total equity) of the Enlarged Group would be approximately 42.1%. In view of the benefits of the Asset Acquisition, the Directors consider the pro forma gearing level of the Enlarged Group to be acceptable.

REASONS AND BENEFITS OF THE ASSET ACQUISITION AND THE CONTINUING CONNECTED TRANSACTIONS

Reasons and benefits for the Asset Acquisition

A unique opportunity

The Company has focused the business on the Personal Computer sector and has achieved undisputed leadership in the PRC Personal Computer market with a 27% market share. The Company has decided that it is critical to expand globally to further enhance its competitiveness and pursue future growth. The Business is one of the leading Personal Computer businesses in the world in terms of its scale, global reach, innovation capabilities and brand strength. The combination with the Business represents a unique opportunity for the Company to fulfill its globalization strategy by further strengthening its focus and achieving its global leadership in Personal Computers and related products, and forging a long-term strategic relationship with the world's largest information technology company, which is one of the global leaders in business and technology services, information technology solution consulting services, information technology research, and information technology financing services. The combination of the Company and the Business will result in the creation of a global personal computer powerhouse representing approximately 8% of the worldwide personal computer market, with global sales, marketing, distribution and customer support infrastructure. The Company expects that this transaction would significantly strengthen its capability to compete with Dell and Hewlett-Packard in corporate and consumer markets in the PRC and globally.

Global reach and brand awareness

The Asset Acquisition will allow the Company to quickly transform from a business conducted exclusively in the PRC into a worldwide operation. Following the Asset Acquisition, the Company will leverage the Business' existing infrastructure to quickly establish direct presence in approximately 30 countries with comprehensive sales networks covering 160 countries to reach global enterprise customers. This global presence and coverage will also help the Company sell the Company's consumer products in global markets outside the PRC. As a result, the Company's sales generated outside the PRC is expected to represent approximately 72% of the revenue base of the Enlarged Group, compared to less than 2% for the year ended 31 March 2004 on a standalone basis. Pursuant to the terms of a trademark licensing arrangement between the Company and IBM, the Company intends to leverage the global recognition of IBM's brand, one of the most widely recognised in the world, to bring rapid global awareness of its own brand, eventually establishing "Lenovo" as the single worldwide brand in the long term. The Company will be allowed to market products of the Business with the IBM logo, including with the Lenovo logo co-branded and IBM endorsement on the Products over transition periods, and will also acquire the right to use the element "Think", historically used by IBM in connection with family of products and features. The Company will also be assigned several "Think" marks exclusive to the Business, including

"ThinkPad", "ThinkCentre", "ThinkVision" and "ThinkVantage", and will have the right to create new marks incorporating the "Think" element, which the Company intends to adopt as the umbrella brand for its Personal Computer products globally.

Enhanced product portfolio

Historically, the Company has enjoyed strong market leadership in the PRC for both desktop and notebook products in both commercial and consumer markets, with particular strengths in desktop and consumer products. Over the years, the Company has developed strong product and application innovation capabilities, which have been a key contributing factor to its leadership position in the PRC. The Business has evolved in the past 10 years to focus on the notebook products for the global enterprise market. Consequently, complementary product lines and core competencies in differentiated markets are expected to ensure rapid integration of the Company's desktop and consumer product lines capabilities, with IBM's technology, notebook and commercial product lines and capabilities. This combination will create a comprehensive and innovative product portfolio and significantly enhance the Company's competitiveness against its competitors in the PRC and globally for all customer segments. Little overlap in respective target market segments also allows minimal potential cannibalization of sales following the Asset Acquisition.

Cost containment

The Asset Acquisition also presents a unique synergistic opportunity for cost savings, which will be maximized by leveraging the Business' integrated supply chain management capability. The main source of cost savings is procurement synergies arising from improvement in economies of scale in procurement by combining procurement volumes of the Business and the Company. The benefit of increased scale will be further amplified by sharing best practice and prices, consolidating vender lists and increasing common parts as a result of product line consolidation between the Company and the Business.

Additional cost saving opportunities will arise from leveraging the Company's low cost infrastructure in the PRC to reduce the overall cost of the global operation of the Business. The opportunities include consolidating relevant back-office operations of the Business to the PRC, and leveraging the Company's low cost manufacturing capabilities in the PRC.

Technology leadership

The Company would acquire a part of the world's largest information technology research organisation including a highly skilled and experienced development team, advanced facilities and a portfolio of technology intellectual property and know-how. In particular, the Business' notebook research and development capability and know-how will complement the Company's current research and development strength in desktops to allow the Company to achieve technology leadership in both notebook and desktop products. The Business' strong overall product system design, component specifications and quality control capability will also further strengthen the Company's product development effectiveness across product lines. In addition to product development, the Business' unique "ThinkVantage Technologies" will allow the Company to increase product reliability and flexibility and reduce business customers' total cost of ownership. In acquiring the Business, the Company would also acquire a portion of the Business' extensive patent portfolio, thereby enhancing the Company's intellectual property portfolio. The Company would also acquire leading research and development facilities in the USA and the PRC, and one of the world's largest dedicated notebook computer research and development facilities in Japan.

Leading internationally experienced management

Because the Business sells products in almost 160 countries, the management of the Business is very experienced in development and execution of international strategy and managing large scale global operations. The Company recognizes the importance of continuity of leadership in the Business, and intends to retain an industry leading management team with significant international experience in commercial markets. As an integral part of the Asset Acquisition, the Company and IBM will make necessary arrangements and offers including compensation and benefits to ensure the retention of the management of the Business as part of the management team of the Enlarged Group. The combined experience of the retained management team of the Business and the Company's existing PRC management team will create a management team that have strong capabilities and extensive experience in both managing a large scale global business and winning in fast growing emerging markets. With the strong commitment from the Company and IBM in the success of the Enlarged Group and long term strategic partnership, the Company therefore believes that transfer of this experienced team of managers with international experience is both key to the success of the Asset Acquisition and achievable.

Reasons and benefits of certain Continuing Connected Transactions

The reasons and benefits of certain major Ancillary Agreements (whose underlying transactions, together with the transactions underlying other Ancillary Agreements, comprise the Continuing Connected Transactions) are set out below:

IGS Services Agreement

The Company believes that the IGS Services Agreement will provide several major benefits to the Company and its customers:

(1) Maintaining a relationship with IGS will minimize customer loss by maintaining the industry best award-winning warranty services to which IBM's customers are accustomed.

(2) IGS is widely regarded as one of the leading providers in after-sales services, and it is one of the few service providers that have the global coverage which is required by the Company's top enterprise customers. A strategic partnership will be a competitive advantage for the Company and help to establish and maintain the premium image of the Company's product offerings and increase credibility with enterprise customers.

(3) A strategic relationship with IGS will increase Personal Computer sales through IGS strategic outsourcing and system integration businesses, where IBM customers outsource their information technology services to IGS or buy Personal Computer products through system integration transactions and IGS recommends that such customers purchase their related information technology hardware from the Company.

(4) The IGS Services Agreement will also allow the Company to share the profit generated from services sold by IGS and its affiliates.

Please refer to the section entitled "Ancillary Agreements" for a summary of the IGS Services Agreement.

Marketing Support Agreement

Under the Marketing Support Agreement, the Company will be able to leverage IBM's well established enterprise sales force and IBM established global sales infrastructure, i.e. client representative teams, for a period of five years. The key benefits are identified below:

(1) Ensure smooth transition and minimize customer loss — IBM's client sales representatives are responsible for overall client relationships, and will play a critical role in ensuring clear communication, a smooth transition and minimizing revenue loss immediately after the Initial Closing.

(2) Protect business momentum — The Business' and IBM's client sales representatives have an established and proven sales model, pursuant to which IBM's sales representatives are responsible for client relationships and overall satisfaction, and the Business' sale representatives jointly visit and develop enterprise customers. Historically, more than one-third of the Business' sales opportunities have been identified by IBM's client representatives. Maintaining the sales model is important to protect business momentum going forward.

(3) Build customer relationships — The arrangement allows the Company to gradually build its own customer relationships with large enterprise customers through joint customer visits with IBM's client representatives and proactive facilitation of transferring customer relationships from IBM client representatives to the Company's sales team.

(4) Allow the Company to continue to leverage IBM's established global network and established infrastructure, including such functions as sales fulfillment, information technology and treasury.

(5) Minimize incremental cost to the Company — The agreed commission rate is based on historical sales related costs to the Business. This will minimize incremental cost to the Company in the future.

(6) Tiered commission structure to provide incentive and reflect future changes to the Company's sales model — The tiered commission structure is designed to incentivize IBM's sales team to meet and exceed sales targets. The total cost will change to reflect future business fluctuations, changes in sales coverage by IBM's sales team and the gradual migration to the Company's own sales team.

Please refer to the section entitled "Ancillary Agreements" for a summary of the Marketing Support Agreement.

Internal Use Purchase Agreement

Under this agreement the Company will be the preferred and nearly exclusive (95%) supplier for all Personal Computers purchased by IBM for its internal use or strategic outsourcing deals for a period of five years. In calendar year 2003, the amount of IBM's internal purchases made it the largest customer of the Business. Under the Internal Use Purchase Agreement, pricing of future sales to IBM will be based on commercial terms subject to most favoured nation pricing, which allows the Company to earn a comparable margin as sales to other top enterprise customers.

Please refer to the section entitled "Ancillary Agreements" for a summary of the Internal Use Purchase Agreement.

Strategic Financing and Asset Disposition Services Agreement

The services IGF provides are crucial to the Company's day-to-day operations and beneficial to the Company's customer and business partners and will result in several benefits to the Company and its customers:

(1) Customer Financing Services give the Company's customers in more than 40 countries the option to lease the Company's products, thus enhancing the Company's revenue potential.

(2) Distribution Channel Financing Services allow the Company to effectively manage channel credit and significantly reduce its working capital and total invested capital required.

(3) Excess Surplus Disposition Services allow the Company to manage the disposition of its used products in a global and orderly manner to avoid channel confusion and maximize residual value by leveraging IGF's extensive asset recovery/resell capability.

In view of the fact that IGF has existing relationships with IBM's customers and resellers, the Strategic Financing and Asset Disposition Services Agreement will help ensure a smooth transition and minimize business and customer disruption, employee training and business process redesign.

As one of the industry leaders with a global network and significant scale, IGF is most likely to offer the Company the best service given its unique presence in and understanding of the information technology hardware industry.

IGF has agreed to assume the credit, operational and residual value risks associated with its provision of services to the Company, which significantly reduces the Company's exposure to contingent liabilities.

Please refer to the section entitled "Ancillary Agreements" for a summary of the Strategic Financing and Asset Disposition Services Agreement.

Transition Services Agreement

The Transition Services Agreement and the services provided thereunder will provide a variety of benefits to the Company and its customers:

(1) Because the Business is fully integrated with IBM's other businesses it is not economically feasible for the Company to acquire from IBM all of the assets, functionality and services that the Business currently enjoys within IBM. Accordingly, IBM's provision of services to the Company on a transitional basis will allow the Company to be fully operational following the Initial Closing and therefore minimize business and customer disruption.

(2) The transitional period provides the Company with an opportunity to develop in-house capabilities or other plans to replace the services provided by IBM at the end of such period.

Please refer to the section entitled "Ancillary Agreements" for a summary of the Transition Services Agreement.

MANAGEMENT OF THE ENLARGED GROUP

It is expected that no variation will be made to the remuneration payable or benefits in kind receivable by the Directors as a result of the Asset Acquisition. As at the date of this circular, the Board comprises the following members:

Executive Directors

Mr Liu Chuanzhi

Mr Liu Chuanzhi, aged 60, is the Chairman of the Lenovo Group. Mr Liu has been an executive Director since 8 November 1993 and responsible for strategic planning and management of the Lenovo Group since its establishment. He graduated in 1966 from the Department of Radar Communications, Xian Military Communications Engineering College of China. He has over 34 years of experience in the computer field. Mr Liu's business address is 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

Mr Yang Yuanqing

Mr Yang Yuanqing, aged 40, is the Vice Chairman, President and Chief Executive Officer of the Lenovo Group. Mr Yang has been an executive Director since 16 December 1997. He is responsible for the overall business and operation of the Lenovo Group. He graduated from the Department of Computer Science, University of Science and Technology of China in 1989 with a Master degree. He has over 15 years of experience in the computer field. Mr Yang's business address is 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

Ms Ma Xuezheng

Ms Ma Xuezheng, aged 51, is the Senior Vice President and Chief Financial Officer of the Lenovo Group. Ms Ma has been an executive Director since 15 May 1997. She is responsible for finance, treasury, strategic investment, legal affairs and joint venture management of the Lenovo Group. She graduated from Capital Normal University in 1976 with a Bachelor of Arts degree. She has over 27 years of experience in financial and executive management. Ms Ma's business address is 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

Non-executive Director

Mr Zeng Maochao

Mr Zeng Maochao, aged 71, was appointed as an executive Director on 17 July 1995 and subsequently redesignated as non-executive Director since 30 May 2001. Mr Zeng graduated from the Department of Electrical Engineering, Shanghai Jiao Tong University in 1957. He was the Director and Professor of the Institute of Computing Technology of the Chinese Academy of Sciences. He has over 47 years of experience in the computer field. Mr Zeng's business address is 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

Independent non-executive Directors

Mr Wong Wai Ming

Mr Wong Wai Ming, aged 47, was appointed as an independent non-executive Director of the Company on 30 March 1999. Mr Wong is a chartered accountant and has extensive knowledge and experience in investment banking. He is an Executive Director and the Chief Executive Officer of Global China Group Holdings Limited. Mr Wong's business address is 6th Floor, Tower A, Sing Tao Building, 1 Wang Kwong Road, Kowloon Bay, Hong Kong.

Professor Woo Chia-Wei

Professor Woo Chia-Wei, aged 67, was appointed as an independent non-executive Director of the Company on 23 August 1999. Professor Woo is Senior Advisor to The Shui On Group. He is also President Emeritus and University Professor Emeritus of Hong Kong University of Science and Technology. He serves on the Hong Kong Special Administrative Region's Commission on Strategic Development and Council of Advisors on Innovation and Technology and also the Chinese People's Political Consultative Conferences. Professor Woo's business address is 34th Floor, Shui On Centre, 6–8 Harbour Road, Wanchai, Hong Kong.

Mr Ting Lee Sen

Mr Ting Lee Sen, aged 62, was appointed as an independent non-executive Director of the Company on 27 February 2003. Mr Ting obtained a Bachelor of Science degree in Electrical Engineering from the Oregon State University in 1965. He attended graduate studies in the same field at Stanford University and is a graduate of the Standford Executive Program. He is the Managing Director of W.R. Hambrecht + Co. and Board Director of Microelectronics Technology Inc. He was a former corporate vice president of Hewlett-Packard Company where he worked for more than 30 years. He has extensive knowledge and experience in IT industry. Mr Ting's business address is 539 Bryant Street, Suite 100, San Francisco, CA94107, USA.

Senior Management

The Company and IBM will discuss the possibility of the transferring of certain senior management staff of IBM to the Company upon or shortly prior to the Initial Closing. Details of any resultant changes to the senior management team of the Company will be provided in a further announcement.

PROPOSED APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

It is proposed that, with effect from the Initial Closing, Mr Yang Yuanqing, currently the chief executive officer of the Company, will become the chairman of the Board while Mr Stephen M. Ward, currently a senior vice-president of IBM, will be appointed as the new chief executive officer of the Company. Mr Stephen M. Ward has been with IBM for 26 years and is currently in charge of IBM's "personal systems group" operations.

A further public announcement will be made by the Company pursuant to Rule 13.51(2).

BUSINESS PROSPECTS OF THE ENLARGED GROUP

The Lenovo Group currently maintains the number one position for sales of Personal Computers in the PRC and sells to the consumer, commercial and all other major segments of the markets. It is expected that the combination of the Company. and the Business will result in the creation of the third largest Personal Computer manufacturer and seller in the world, and the largest in Asia Pacific, in each case measured by revenues. The Asset Acquisition will immediately provide the Enlarged Group with a strong presence in all major markets globally for the sale of personal computers to enterprise customers and is also expected to increase opportunities for the penetration of the consumer sector in markets other than the PRC. By serving complementary markets and mutual strengthening the competitiveness that each of the Lenovo Group and IBM currently have in their respective target market, the Enlarged Group expects to have significantly improved competitiveness against the major competitors such as Dell and Hewlett-Packard.

Build the Lenovo brand

With the strong brand presence of IBM in the most important major commercial markets globally, and of the Lenovo Group in the PRC, the Enlarged Group is expected to have the foundation to build greater brand awareness among potential customers than its competitors. This enhanced brand awareness, together with the full range of products by the Enlarged Group, will enable the Company to serve a wide span of end markets and the various segments within each sector after closing.

In order to establish Lenovo's brand as a single, worldwide brand with an innovative and premium image, and with a view to minimizing any loss of business for the Enlarged Group, IBM and the Company have agreed that there will be a transition period during which the Enlarged Group may use the IBM logo on specific products. Pursuant to the terms and conditions of an agreement between the Company and IBM, certain rights to the "Think" family brand historically used by IBM in a family of products and features (such as, for example, "ThinkPad", "ThinkCentre", "ThinkVision" and "ThinkVantage") will be licensed by the Enlarged Group. Under the license, the Enlarged Group will be permitted to adopt new brands incorporating the "Think" common family mark, which the Company intends to adopt as the umbrella brand for its Personal Computer products globally. The Company will be assigned several marks exclusive to the Business, including "ThinkPad", "ThinkCentre", "ThinkVision" and "ThinkVantage", and will have the right to create new marks incorporating the "Think" element. The Company believes there will be significant leverage in using "Think" as the umbrella brand because of the significant brand awareness and recall that IBM has developed in respect of these particular product lines.

Focus on innovation

The Business and the Company share a consistent aspiration on technology and product innovation. The Enlarged Group will be expected to continue focusing on product differentiation, and aspiring to sustain its technology advantage and provide end customer with broader and more innovative products. The combination of the respective research and development strengths of the Company and the Business is one of the most critical factors to achieve the aspiration. The Enlarged Group will seek to consolidate and optimize research and development resources in three research and development centres as follows:

(1) the USA research and development centre in Raleigh will be responsible overall process coordination, research and development program management, technology roadmap setting, specifications and quality standard control, and global technical support;

(2) the Japan research and development centre in Yamato will continue to be the center of notebook development, responsible for developing core technology and common platforms for notebook; and

(3) the China research and development centre will be the Enlarged Group's centre of desktop development. It will also be responsible for regional tailored notebook design, application development, peripheral product development and product engineering and testing.

Over the next two years, the Enlarged Group will evaluate and consolidate its product portfolio with an objective of having a single worldwide product portfolio based on existing strongest product offerings and further driving technology and product innovation in a consistent and more efficient manner. In addition, by increasing the number of common platforms, the Enlarged Group will be able to consolidate component sourcing and supplier to maximize sourcing synergies.

Strengthen sales

The Enlarged Group's sales initiatives will adapt to different sectors of the market, with a view to developing a presence in every major global market through either maintaining its own office or its channel partners. Enlarged Group's full product range can exploit the three primary sales approaches historically used by the Business: (a) direct sales with continuous collaboration with IBM corporate account representatives, to enterprise customers; (b) sales channel partners, as part of a discrete technology platform decision to achieve broad global reach; and (c) to clients wanting third-party face to face assistance. The three primary sales approaches will be complemented with online and telephone sales and assistance. To support this strategy, IBM will continue providing support to the Enlarged Group with its global sales infrastructure and its corporate sales team of approximately 8,260 account representatives who combine a deep understanding of each client's organisational and industry-specific needs with comprehensive knowledge of the products, technologies, and services offered by the Business and its network of business partners. In the enterprise market, the Enlarged Group will leverage the current IBM sales team and continue to execute sales by collaborate with IBM account representatives during the transition period, with a view to minimising any negative impact on the Business. The Enlarged Group will at the same time leverage IBM's sales force for any sales leads it generates and seek to execute those for itself so as to assume increasing responsibility in operating the Business without any material disruptions following the transition period.

The Enlarged Group expects to continue the year-on-year growth obtained in 2003 by each of the Lenovo Group and IBM in complementary sectors of the Personal Computer market. In particular in the commercial sector, the Enlarged Group's focus will be on strengthening its market share of sales to small and medium sized enterprises and maintenance of IBM's market leadership in sales to large enterprises. The Enlarged Group intends to leverage its experience in the consumer market in the PRC, where the Company historically has held a strong market share, by the introduction of new consumer products to the global market through the existing sales, marketing and distribution infrastructure that the Business has in place.

Drive down cost

The Enlarged Group is expected to aggressively drive down cost through two key initiatives. The first initiative is to leverage the combined scale and its leading market position in the Personal Computer industry to obtain preferential terms from suppliers and actively manage the partnership relationship with OEM suppliers and contract manufacturers.

The second initiative is to fully leverage PRC low cost infrastructure to reduce the global operating cost, including restructuring integrated supply chain operation and leveraging PRC low cost manufacturing capability. The headquarters of the Enlarged Group's integrated supply chain will be located in the PRC, from where it intends to conduct the global procurement of components required in the manufacturing of Products, operate its integrated supply chain and back-end operations, including responsibility for sourcing, manufacturing, global logistics in respect of delivery of Personal Computers to end users, worldwide solutions and coordination of supply operations. In addition, the PRC will also serve as the regional control tower for the Asia Pacific region. The Enlarged Group will also consider optimizing the regional control towers, which are responsible for coordinating the sales and final assembly of Products for the respective regions, for Americas and EMEA by exploring the opportunities to relocating them to low cost jurisdictions in the respective regions.

To enhance manufacturing cost efficiencies, manufacturing of desktop computers for PRC market and Asia Pacific region will be carried out mainly in the PRC in conjunction with notebooks required for the global market. In respect of desktop computers for the global market, the Enlarged Group will aggressively pursue maximum cost containment by manufacturing barebone system in the PRC and arranging final assembly of the desktop computers in the local region in which they are intended to be sold. To maximize cost efficiencies in manufacturing, all final assemblies are to be outsourced to a electronic manufacturing services partner who has factories in low cost jurisdictions for Americas and EMEA regions.

INFORMATION ON THE LENOVO GROUP

The principal activity of the Company is investment holding. The principal activities of the Lenovo Group are the provision of advanced information technology products and services in the PRC.

The Company has been listed on the Stock Exchange since 1994 and is a constituent stock of the Hang Seng Index. Its American Depositary Receipts are also traded in the over the counter market in the USA.

INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. Over the past decade, IBM has been a leader in the information technology market's shift of focus from selling hardware, software, and services, to the creation of solutions to clients' business problems. The common stock of IBM is listed on the New York, Chicago and Pacific stock exchanges and on other exchanges in the USA and around the world. IBM and its associates do not hold any Shares in the Company.

SHAREHOLDERS' APPROVAL

The Asset Acquisition constitutes a very substantial acquisition of the Company under the Listing Rules which requires the approval of the Independent Shareholders at the Extraordinary General Meeting. Each Continuing Connected Transaction is subject to the approval of the Independent Shareholders at the Extraordinary General Meeting.

Neither the Major Shareholder nor its associates has any interest in the Asset Acquisition or the Continuing Connected Transactions which is different from that of the other Shareholders. Hence, the Major Shareholder will not be required to abstain from voting at the Extraordinary General Meeting. The Company is not aware of any Shareholder who will need to abstain from voting at the Extraordinary General Meeting.

The Independent Board Committee has been established to advise the Independent Shareholders on the Continuing Connected Transactions. Cazenove Asia has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions. Goldman Sachs has been appointed as the financial adviser to advise the Company in relation to the Asset Acquisition and the Continuing Connected Transactions.

Shareholders should note that the Asset Acquisition, which is subject to the Conditions Precedent, may or may not be completed. Shareholders are reminded to exercise caution when dealing in the securities of the Company.

EXTRAORDINARY GENERAL MEETING AND VOTING AGREEMENT

A notice convening the Extraordinary General Meeting to be held on Thursday, 27 January 2005 at 9:30 a.m. at Ballroom B, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong or any adjournment thereof is set out on pages 324 to 326 of this circular for the purpose of considering and, if thought fit, passing, inter alia, the resolutions in respect of the Asset Acquisition and the Continuing Connected Transactions.

A form of proxy for use by the Independent Shareholders at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding such meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof (as the case may be) and in such event, the relevant forms of proxy shall be deemed to be revoked.

Pursuant to Article 73 of the articles of association of the Company, a poll may be demanded by the Chairman or:

(a) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(b) by any Shareholder present in person or by proxy and representing no less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c) by any Shareholder present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the Shares conferring that right.

According to Rule 14A.52 of the Listing Rules, the votes taken at the Extraordinary General Meeting to seek approval of the Continuing Connected Transactions and their respective annual caps will be taken by poll.

Subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any regulatory authority, the Major Shareholder has, under the Voting Agreement, covenanted and agreed with IBM to vote (or cause to be voted) in favour of the Asset Purchase Agreement, the Company Agreement, the Ancillary Agreements and any other agreements relating to the transactions mentioned herein, and any transaction contemplated under such agreements at the Extraordinary General Meeting and any adjourned meeting. The Major Shareholder also covenanted and agreed with IBM not to take any action which would frustrate its ability to perform its obligations and undertakings under the Voting Agreement.

LISTING AND DEALING

Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Shares which shall be issued to IBM upon the Initial Closing and the Shares to be issued upon conversion of the Non-voting Shares. No part of the share capital of the Company is listed or being dealt in on, and no listing or permission to deal is being proposed to be sought on, any other stock exchange.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

Your attention is drawn to the letter of advice from the Independent Board Committee and the letter from Cazenove Asia containing its recommendations to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Continuing Connected Transactions set out on pages 60 to 61 and pages 62 to 101 of this circular, respectively.

Your attention is also drawn to the additional information set out in the appendices to this circular and the notice of the Extraordinary General Meeting.

By order of the Board
Liu Chuanzhi
Chairman



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

Executive Directors:
Mr Liu Chuanzhi
Mr Yang Yuanqing
Ms Ma Xuezheng

Non-executive Director:
Mr Zeng Maochao

Independent Non-executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

Registered office:
23rd Floor, Lincoln House,
Taikoo Place, 979 King's Road,
Quarry Bay,
Hong Kong

31 December 2004

To the Independent Shareholders

Dear Sirs/Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 31 December 2004 of the Company (the "circular") of which this letter forms part. Terms defined in the circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider and advise the Independent Shareholders as to whether, in our opinion, the terms of the Continuing Connected Transactions, including the annual caps for each of the relevant years following the Initial Closing (including that the transactions underlying the Master Distribution Agreement are not subject to any annual cap), are fair and reasonable and in the interest of the Company and the Shareholders as a whole. Cazenove Asia has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Continuing Connected Transactions, including the annual caps for each of the relevant years following the Initial Closing (including that the transactions underlying the Master Distribution Agreement are not subject to any annual cap).

We wish to draw your attention to the "Letter from the Board" set out on pages 11 to 59 of the circular which contains, inter alia, information on the Asset Acquisition and the Continuing Connected Transactions as well as the letter from Cazenove Asia set out on pages 62 to 101 of the circular which contains its advice in respect of the terms of the Continuing Connected Transactions, including the annual caps for each of the relevant years following the Initial Closing (including that the transactions underlying the Master Distribution Agreement are not subject to any annual cap).

Having taken into account the advice of Cazenove Asia, we consider that the terms of the Continuing Connected Transactions, including the annual caps for each of the relevant years following the Initial Closing (including that the transactions underlying the Master Distribution Agreement are not subject to any annual cap) are fair and reasonable and are in the interest of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favor of the ordinary resolution to be proposed at the Extraordinary General Meeting to the extent of the terms of the Continuing Connected Transactions and the annual caps thereunder (including that the transactions underlying the Master Distribution Agreement are not subject to any annual cap). Shareholders should note that the resolution to be proposed to approve the Continuing Connected Transactions also cover the Asset Acquisition. Accordingly, Independent Shareholders voting at the resolution will need to consider the merits of the Asset Acquisition and the Continuing Connected Transactions as a whole.

Your faithfully
For and on behalf of
Independent Board Committee

Wong Wai Ming **Woo Chia-Wai** **Ting Lee Sen**
Independent non-executive Directors

The following is the full text of the letter from Cazenove Asia setting out its advice to the Independent Board Committee and the Independent Shareholders in relation to the Continuing Connected Transactions prepared for the purpose of inclusion in the circular:

CAZENOVE

Cazenove Asia Limited

31 December 2004

The Independent Board Committee and
the Independent Shareholders of
Lenovo Group Limited
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Dear Sirs/Madam,

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO VERY SUBSTANTIAL ACQUISITION OF THE PERSONAL COMPUTER BUSINESS OF INTERNATIONAL BUSINESS MACHINES CORPORATION

INTRODUCTION

We refer to our appointment by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions, details of which are set out in the circular of the Company to its Shareholders dated 31 December 2004, of which this letter forms part (the "Circular"). Terms defined in the Circular have the same respective meanings when used in this letter, unless the context otherwise requires.

Asset Purchase Agreement

On 8 December 2004, the Board announced that the Company entered into the Asset Purchase Agreement with IBM under which the Company agreed to acquire certain assets and assume certain liabilities in connection with the Business. Details of the Asset Purchase Agreement are set out in the section headed "Asset Purchase Agreement" in the Letter from the Board as set out in the Circular. The Asset Acquisition constitutes a very substantial acquisition of the Company under Rule 14.08 of the Listing Rules and requires the approval of the Independent Shareholders at the Extraordinary General Meeting. Immediately following the Initial Closing, IBM will hold up to approximately 9.9% (comprising Shares only) of the enlarged issued share capital (comprising Shares only) and up to approximately 18.9% (comprising Shares and Non-voting Shares) of the total enlarged issued share capital (comprising Shares and Non-voting Shares), in each case, of the Company. The Stock Exchange has deemed IBM as a connected person of the Company under the Listing Rules upon the Initial Closing.

Although the Asset Acquisition constitutes a very substantial acquisition as referred to above and Independent Shareholders' approval is required, it has been confirmed to us by the Directors that it does not constitute a connected transaction under the Listing Rules. Accordingly, it is not within our terms of reference to advise the Independent Board Committee and the Independent Shareholders in relation to the terms (including but not limited to the Cash Consideration and the Consideration Shares), commercial merits or other aspects of the Asset Purchase Agreement. In addition, it is not within our terms of reference to consider or advise on the terms, commercial merits or other aspects of the Company Agreement, the Employee Matters Agreement and the Intellectual Property Agreements. In these respects, the Independent Shareholders are recommended to consult their own professional advisers and refer to the information contained in the Circular.

Ancillary Agreements

Pursuant to the Asset Purchase Agreement, the Company and IBM entered into the Ancillary Agreements under which IBM agrees to, amongst other things, provide a broad range of services to the Enlarged Group post-Initial Closing. Details of the terms of these Ancillary Agreements are set out in the section headed "Ancillary Agreements" in the Letter from the Board as set out in the Circular. The Ancillary Agreements are conditional, and will take effect, on Initial Closing.

As a result of IBM being deemed a connected person of the Company under the Listing Rules as from the Initial Closing, the transactions under these Ancillary Agreements (except for the Employee Matters Agreement) will constitute continuing connected transactions of the Company under the Listing Rules, which are subject to the approval by the Independent Shareholders at the Extraordinary General Meeting. In respect of the Employee Matters Agreement, we are given to understand that the transactions contemplated thereunder do not constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. In respect of the Intellectual Property Agreements, the Company has confirmed that whilst they constitute continuing connected transactions of the Company, the transactions thereunder fall within the de minimis exemptions under Rule 14A.33(3) of the Listing Rules.

We, Cazenove Asia, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of these Continuing Connected Transactions are (a) carried out in the ordinary and usual course of the Enlarged Group's business; (b) based on normal commercial terms and are fair and reasonable; and (c) in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote on the resolution to be proposed at the Extraordinary General Meeting to approve, inter alia, the Continuing Connected Transactions. It should be noted that the resolution has been structured by the Company to approve the Asset Acquisition and the Continuing Connected Transactions together in one single resolution. Accordingly, Independent Shareholders should note that the Asset Acquisition and the Continuing Connected Transactions will be approved or disapproved together while it will not be possible to approve one but not the other. Our advice will also be accordingly limited to voting on part only of such resolution to the extent of the Continuing Connected Transactions.

In formulating our opinion and recommendation, we have relied on the information and facts supplied, representations made and opinions expressed to us by the Company, the Directors and the Company's advisers and representatives, for which they are solely responsible. We have assumed that all such information, statements and representations supplied or made to us are true, accurate and complete at the time they were made, and continue to be so as at the date of this letter and up to the date of the Extraordinary General Meeting, and there has been no material change thereof. We have also assumed that all information, statements and representations contained or referred to in the

Circular are true, complete and accurate and have been included or made after due enquiry and careful consideration. We have been advised by the Company and the Directors that no material facts have been omitted from the information provided to us or included in the Circular. We have also been advised by the Company and the Directors that there are no other facts or representations, the omission of which would make any statement contained in the Circular, including this letter, incorrect, inaccurate or misleading in relation to the Continuing Connected Transactions. We have also assumed that the Continuing Connected Transactions will be conducted in accordance with the terms of the respective agreements under which they fall under.

As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Asset Purchase Agreement and the Ancillary Agreements, including the underlying Continuing Connected Transactions. We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view regarding the Continuing Connected Transactions. We have not carried out any independent verification of the information provided to us by the Company, the Directors and the Company's advisers and representatives, nor have we conducted any independent in-depth investigation into the business and affairs or future prospects of the Enlarged Group. Accordingly, we do not warrant the accuracy or completeness of any such information. However, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed, to us by the Company, the Directors and the Company's advisers and representatives.

This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Continuing Connected Transactions and, except for its inclusion in the Circular and references thereto in the letter from the Independent Board Committee set out in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

Cazenove Asia is a licensed corporation to carry out types 1, 4, 6 and 9 of the regulated activities under the SFO. Cazenove Asia and its affiliates, whose ordinary business involves, among others, trading of and dealing in securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts.

CONTINUING CONNECTED TRANSACTIONS

Out of the Ancillary Agreements, the Company has confirmed that the following, due to their ongoing nature, constitute continuing connected transactions which require Independent Shareholders' approval under the Listing Rules:

- Transition Services Agreement;
- Strategic Financing and Asset Disposition Services Agreement;
- IGS Services Agreement;
- Internal Use Purchase Agreement;
- Marketing Support Agreement;

- Master Distribution Agreement; and
- Real Estate Arrangements (except leasehold interests assigned to the Lenovo Group).

We understand that out of the Ancillary Agreements, (1) the transactions contemplated under the Employee Matters Agreement do not constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules; and (2) the transactions under the Intellectual Property Agreements fall within the de minimis exemption under Rule 14A.33(3) of the Listing Rules.

The Company is of the view that the Continuing Connected Transactions constitute non-exempt continuing connected transactions under the Listing Rules as the annual service fees and other consideration payable under these transactions, whether under each of the relevant Ancillary Agreement on a standalone basis, or in aggregate, are greater than 2.5% as calculated under each applicable percentage ratio pursuant to Rule 14.04(9) of the Listing Rules (other than the profits ratio).

The Company has confirmed to us that it has undertaken to conduct an annual review by the independent non-executive Directors and the Company's auditors of the Continuing Connected Transactions in accordance with the requirements as set out in Rule 14A.37 to Rule 14A.40 of the Listing Rules. The Company has also specifically undertaken to fully comply with the relevant disclosure and/or Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules should there be a change of circumstances in respect of the Continuing Connected Transactions which would render it necessary on the part of the Company to make a disclosure or obtain the approval of the Independent Shareholders.

We have been advised by the Directors and the Company's management that the terms of the Continuing Connected Transactions form part of the Asset Purchase Agreement and their terms were negotiated on an arm's length basis and are determined by reference to historical intra-group charges paid by the Business to other business units of IBM and market rates charged by other independent third party providers or charged to independent third party customers for the same and similar services in the ordinary and usual course of business (if any). We are advised by the Directors and the Company's management that the terms of the services provided by the Enlarged Group to IBM or supplied by IBM to the Enlarged Group will, as a whole, be no less favourable to the Enlarged Group than those provided to or supplied by any independent third parties for the same or similar services.

GENERAL PRINCIPAL FACTORS CONSIDERED

The Directors believe that the combination of the Company's business with the Business is a unique opportunity for the Company to expand beyond the PRC and fulfil its globalisation strategy and to achieve a global leadership in the Personal Computer sector. The Company has before the Asset Acquisition achieved a leading position in the PRC Personal Computer industry. It will also facilitate the forging of a long-term strategic relationship with one of the world's largest information technology companies. This will also create a comprehensive and innovative product portfolio and significantly enhance the Company's competitiveness against its competitors in and outside the PRC for all customer segments.

The Directors also consider that the Asset Acquisition will allow the Company to quickly transform from a business conducted mainly in the PRC into a worldwide operation with a global business platform over which integration of the Enlarged Group's various business activities can be

enhanced, including integrated supply chain (such as strategic procurement and manufacturing etc.), strategic marketing, branding and public relations, corporate research and development, services and Lenovo.com. Other synergistic opportunities offered under the combination with the Business include branding recognition (with a view to eventually establishing "Lenovo" as a worldwide brand name), enhanced product portfolio etc.. The Directors are of the view that given the Business is one of the leading Personal Computer businesses in the world in terms of its scale, global reach, innovation capabilities and brand strength, such integration would provide advantages to the Enlarged Group's business, such as streamlining of operations and cost efficiency. Such advantages are particularly valuable in the highly competitive environment of the Personal Computer industry, which results in strong pricing pressure across the board. Such integration of business on a global basis thus increases the Company's competitive edge in the Personal Computer market.

The transfer of the assets and businesses under the Business to the Company post-Closings include the core business for the manufacturing, development and marketing of Personal Computers of a defined scope. Some of the supporting functions remain in the IBM group since such functions are an integral part of IBM's remaining business and hence it would not be feasible to segregate such supporting functions for sale to the Company. We have been informed by the Board and the Company's management that they are considering plans to develop and establish their own resources and infrastructure to perform such supporting functions and services. However, as these are large-scale projects, the implementation of such projects will take time, efforts and resources. Following Initial Closing of the Asset Acquisition, it would be necessary to secure IBM's support for the Business, utilising IBM's existing infrastructure and personnel. The Continuing Connected Transactions offer such interim continuing support to the Business post-Closings.

One of the objectives of the Asset Acquisition was the forging of a long-term strategic relationship with the world's largest information technology company, which is one of the global leaders in business and technology services, information technology solution consulting services, information technology research and information technology financing services. Certain of the Continuing Connected Transactions are aimed to secure the long-term strategic relationship with IBM so as to ensure that the Enlarged Group can focus on the Personal Computers business while at the same time, a complete offering of services is made to customers.

The Company has sought to secure support for the Business over varying periods after Initial Closing in the form of the Continuing Connected Transactions to ensure that, as far as possible, the objectives mentioned above are met. We are advised by the Directors that it is also anticipated that the Continuing Connected Transactions will secure a successful long term integration of the Business and will enhance minimum disruption to the Business, its customers, business partners, operations and management.

In arriving at our opinion and advice to the Independent Board Committee and the Independent Shareholders with regard to the Continuing Connected Transactions, we have relied upon the general principal factors set out above.

On each separate agreement, we have in particular considered and taken into account the following rationale and factors for consideration, which are set out below together with further details of each of the Continuing Connected Transactions.

1. TRANSITION SERVICES AGREEMENT

1.1 Description

We are informed by the Directors that it is essential for the smooth transfer of the Business, and to achieve significant operational synergies, for IBM and the Company to enter into the Transition Services Agreement pursuant to which IBM and its affiliates will provide the Enlarged Group with the Transition Services.

The Transition Services are supporting functions essential for the Business which are provided mostly by IBM's head office in the United States.

The TSA Service Description Attachments, which form part of the Transition Services Agreement, document each of the Transition Services. We summarise the Transition Services to be provided by IBM below:

1.1.1 *Information Technology*

- *TSA — information technology services*

  Management of the Company's mainframe environment and the midrange server environment using appropriate system management control disciplines, the delivery of storage area network, global storage architecture and AFS/DFS file system space to multi-platform end users, management of the email system and the provision of necessary servers, help desk services, telephone services, application services, network services and remote access services.

1.1.2 *Development*

- *TSA — development services*

  Single byte character set preload services, translation services for product-related information and publications, regulatory compliance services, support services and general engineering services.

1.1.3 *Sales and Marketing*

- *TSA — Marketing Communications services*

  Advice and consultative services in support of the Company's marketing communications and demand generation campaigns and the provision of advice, reporting and resources access for certain services related to marketing communications operations, agency operations, advertising and media services.

- *TSA — Customer and reseller satisfaction services*

  Market research and other market intelligence services to measure the Company's customer and reseller satisfaction.

- *TSA — One Voice Marketing Campaign services*

An integrated program consisting of advertising and demand generation tactics that builds demand for participating products and services in certain jurisdictions.

- *TSA — Raleigh Briefing Center services*

Services for the use of IBM's briefing center in Raleigh, North Carolina for customer presentations and demonstrations.

- *TSA — PartnerWorld program services*

Sales and marketing tools, skill building courses and technical support to assist the Company in creating new opportunities to grow its business through IBM's worldwide program for business partners.

1.1.4 ***Finance***

- *TSA — worldwide accounts payable production procurement services*

Worldwide accounts payable production procurement services to include invoice processing, the making of payments, instituting practices, policies and controls and providing help desk support.

- *TSA — worldwide accounts payable general procurement services*

Worldwide general procurement accounts payable services to include invoice processing, the making of payments, instituting practices, policies and controls and providing help desk support.

- *TSA — payment systems services*

Electronic payment transaction services (e.g., credit check and credit card validation and authorisation), order validation with respect to compliance with export regulations, real-time calculation of sales tax and value added tax on orders, on-line payment management services, fraud prevention services, risk management services, credit card fee optimisation and collection services, financial services and account management services.

- *TSA — fixed assets accounting and property control administration — Americas*

Fixed asset accounting services (i.e. recording of asset values, monthly depreciation, asset transfer processing, asset retirements processing, reconciliation and monthly and ad hoc reporting) and property control services to track/control fixed assets.

- *TSA — ledger support services — Americas*

Ledger processing and data incorporation.

- *TSA — software royalty management services*

Financial administration of software royalty payments, including consultation regarding software royalty provisions in draft contracts, calculation of software royalties and interfacing with both accounts payable for vendor payments and the general ledger for financial reporting.

- *TSA — inter-company accounting services*

Cross border billing services through a common inter-company accounting system.

- *TSA — treasury services — Americas*

Assistance with cash forecasting, the cash management process, setting up bank accounts for the Company's subsidiaries and other cash management related activities.

- *TSA — credit evaluation services*

Credit evaluations of the financial condition of certain customers of the Company.

- *TSA — tax services — Americas*

Value added tax, goods and services tax and sales tax returns services for each country and personal property tax returns and assistance in implementing a worldwide income tax compliance and planning function.

1.1.5 ***Human Resources***

- *TSA — HR services*

Administrative, transactional and process support services for the Company's human resources services.

- *TSA — Learning services*

Provision of the IBM Learning Services programs to the Company's employees, seconded employees, business partners and clients through IBM's learning organisation using currently existing training methods, including both online learning and classroom based learning programs and content.

1.1.6 ***Integrated Supply Chain***

- *TSA — General procurement services*

Worldwide provision of requisitioning, purchase order generation, placement and close out, sourcing, receipt tracking, maintenance of controls and audibility, measurement and metrics tracking and other related procurement services in

connection with, among other categories, travel and hospitality, marketing and advertising, engineering and office products, building and facilities and IT and communications.

- *TSA — Singapore Trading Center services*

  Services in relation to the Singapore Trading Center (a major outsourced supply chain location that supports transactions primarily with Asia Pacific component or commodity suppliers and CM/EMS/ODM suppliers).

1.1.7 ***Facilities services***

- *TSA — Facilities services*

  Provision of general real estate and property management services, building security services, general maintenance services, health and safety, and environmental services, administrative type services, mailroom services, copy/fax and printing services, office supplies services and other building related services to the Company's properties in various jurisdictions.

1.2 Rationale

From our discussions with the Company, the Directors and the Company's advisers and representatives, we understand that the Transition Services comprise services which are currently used by the Business and are necessary for its proper operation following Initial Closing. At present, the Company does not have equivalent capabilities to provide such services itself. In order to operate the Business, the Company will need to ensure that these or similar services are in place to support and service the Business from Initial Closing.

We also understand from the Directors that it is the Company's intention to establish its own capabilities so that it can provide the Transition Services itself on expiration of the Transition Services Agreement. However, before the Company can build these capabilities, it is necessary for IBM to provide such services. There is expected to be a migration of know how relating to the provision of the Transition Services from IBM to the Company which will assist the Company in establishing its own capabilities to deliver similar supporting function in the future. In this regard, for the subsequent years of the Transition Services Agreement, IBM and the Company shall collaborate in developing a migration plan for each Transition Service beginning no later than 90 days after the commencement of such service and to be completed no later than 90 days prior to the termination of such service pursuant to the TSA Service Description Attachments.

The Transition Services will provide the infrastructure to, after Initial Closing and until the Company is able to complete the integration of the Business, assist and support the Company's operation of the Business and thus help minimising disruption to operation and customer service.

Whilst certain of the Transition Services could be outsourced to other third party service providers, we understand from the Directors that there are significant advantages in having IBM provide the Transition Services as a whole because of its familiarity with the Business and its expertise as well as compatibility with the products of the Business. The Directors believe

that there is no other directly comparable service provider and IBM will be able to provide the Transition Services more efficiently than other similar service providers and at favourable fees and charges.

1.3 Term and expiration

All the Transition Services will be provided by IBM as from Initial Closing for a period of one year, except for certain development services (which will be for a period of 18 months), certain finance and integrated supply chain services (which will be for a period of two years) and information technology services (which will be for a period of three years).

The Transition Services Agreement will terminate upon the earlier of: (i) the date on which all of the Transition Services are terminated; (ii) the last date indicated for the termination of a Transition Service in the TSA Service Description Attachments; or (iii) either party exercising its right of termination if there is any material breach of obligations by the other party and such party fails to cure such default in all material respects within 60 days after receiving notice of such breach. The Company may also cancel any Transition Service or reduce the amount of any separately priced portion of a Transition Service at any time upon 60 days' prior written notice, for instance, upon the Company sourcing such services from another party or developing its own similar capabilities in the future.

1.4 Fees/Pricing

The total amount of charges which the Company expects to pay to IBM under the Transition Services Agreement for each of the coming three years after Initial Closing will be approximately:

		Total annual fee for each of the annual year commencing on Initial Closing		
Transition Services Agreement	**Year**	**1st**	**2nd**	**3rd**
			(US$ million)	
Total		246	193	170

The charges under the Transition Services Agreement are initially for a fixed monthly amount for each service. The amount of the charges to be paid has been determined by reference to historical costs allocated to the Business by IBM with reference to the revenues, gross profit and operating expenses as part of its budgeted expenses. Reference is made to the sections headed "Allocated Costs/Expenses" and "Agreement with IBM" on pages 122 and 123 in the audited US combined financial statements set out in Appendix I to the Circular. According to the Directors, the total annual fee of US$246 million for the first year after the Initial Closing under the Transition Services Agreement is approximately equivalent to the amount allocated to the Business by IBM for the year ended 31 December 2003 (the full financial year of the Business before the date of entering into of the Ancillary Agreements). IBM has confirmed to the Company that there will be no changes in their cost allocation basis for the Transition Services before and after the transfer of the Business.

The Company may request for increased staffing, equipment or other services from IBM above the agreed service level, in which case the additional services will be provided only if IBM and the Company agree on the additional charge with a view to accommodate the additional actual costs so incurred by IBM. If mutual agreement is not reached by the parties, IBM is not obliged to provide the additional service requested.

The annual fees payable under the Transition Services Agreement will be reduced over time because some of the Transition Services will expire pursuant to its terms. Such fees will also reduce if the Company terminates a Transition Service prior to expiration of its term or if the Company reduces the level or types of services when the Company has established its own infrastructure and capabilities to handle such services.

1.5 Factors considered

We have reviewed the following factors with regard to the Transition Services Agreement:

(A) The Directors are of the view that the services under the Transition Services Agreement are fundamental to the operation of the Business before and after the Closings. We are informed by the Directors that the Transition Services should be in place following Initial Closing for the proper and efficient operation of the Business and in order to minimise business and customer disruption.

(B) Before the Company can complete rolling out its own capabilities, it is necessary for the services under the Transition Services Agreement to be provided by a third party. The Directors consider that IBM is the most appropriate service provider in this aspect, taking into account its familiarity with the Business, and its expertise and compatibility of its software and other technology with the Business.

(C) The amount of charges to be paid has been determined by reference to the historical costs allocated to the Business by IBM with reference to revenue, gross profit and operating expenses as part of the budgeted expenses. We have reviewed the historical cost for the year ended 31 December 2003 of the Business (the full financial year of the Business before the date of entering into of the Ancillary Agreements) provided by the Company, which is in line with, and approximately equivalent to, the proposed charges for the first year after the Initial Closing under the Transition Services Agreement.

(D) The transitional period provides the Company with an opportunity to develop in-house capabilities or other plans to replace the services provided by IBM at the end of such period.

(E) The flexibility of the Company to cancel any Transition Service or reduce the amount of any separately priced portion of a Transition Service with prior requisite notice is also beneficial by offering the Enlarged Group the flexibility to reduce payments to IBM if and when it has established its own infrastructure and capabilities for the relevant services.

1.6 Proposed Annual Monetary Caps

The maximum limits on the fees payable by the Company under the Transition Services Agreement set out below have been determined by reference to the historical costs incurred by the Business, and taking into account potential 5% business tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% contingency to account for any uncertainties or additional charges:

Agreement	Year	Proposed annual monetary limit for each of the annual year commencing on Initial Closing		
		1st	**2nd**	**3rd**
		(US$ million)		
Transition Services Agreement		285	223	197

We have reviewed and considered historical figures provided by the Company in connection with the Business and potential 5% business tax consequences relating to the payments under the Transition Services Agreement. The Directors have advised that when determining the annual monetary limits, the charges for additional services which may be agreed between the parties in the future as described in paragraph 1.4 above have been included and our opinion therefore does cover such additional services with regard to the proposed annual monetary limits. After discussion with the Directors with regard to all of the above, we are of the view that the proposed annual monetary limits are fair and reasonable in so far as the Shareholders as a whole are concerned.

Having considered the above, we are of the view that the Transition Services Agreement is (a) carried out in the ordinary and usual course of the Enlarged Group's business; (b) based on normal commercial terms and is fair and reasonable; and (c) in the interests of the Company and the Shareholders as a whole.

2. STRATEGIC FINANCING AND ASSET DISPOSITION SERVICES AGREEMENT (THE "SFAD AGREEMENT")

2.1 Introduction

IBM (acting through IGF, which is the organisational designation for its various financing activities), will provide the following services to the Company:

- the Customer Financing Services;
- the Distribution Channel Financing Services; and
- the Excess Surplus Disposition Services.

According to the Directors, the services to be provided by IBM under the SFAD Agreement will add value to the Business. These services provide financing solutions to consumers and remarketers to purchase the Company's products, as well as a channel to the Company to dispose of returned products.

We describe below in more detail each of the Customer Financing Services, Distribution Channel Financing Services and Excess Surplus Disposition Services to be provided by IBM under the SFAD Agreement.

2.2 Customer Financing Services

2.2.1 *Description*

Customer Financing Services involve the provision of leasing and financing services to end-user customers by IBM in respect of their purchase of personal computing products and associated equipment from the Enlarged Group. Under this arrangement, the Company has the discretion on whether or not to offer Customer Financing Services to eligible customers (being those outside the PRC). However, if eligible customers request leasing or financing services or the Company offers Customer Financing Services, the Enlarged Group is obliged to refer all such customers to IBM which, in return, will pay the Enlarged Group a commission for referring customers. We note that the Enlarged Group is not obliged to offer such services if (i) the relevant Customer Financing Services are not then available for the kind of transaction proposed by the relevant customer; or (ii) the eligible customer advises the Enlarged Group that it prefers an alternative financing source.

2.2.2 *Rationale*

This service gives customers in more than 40 countries the option to purchase the Company's products by way of instalments or other financing arrangements, rather than paying the full purchase price. This arrangement is expected to enhance the revenue of the Company.

2.2.3 *Term and expiration*

The term of the SFAD Agreement is for a period of five years from the respective applicable closing date for the relevant country under the SFAD Agreement. Either party may terminate the Customer Financing Services (i) if the parties mutually agree; (ii) if there is a material breach of the agreement by a party which has not been cured within 30 days of notice of breach; (iii) upon three months' written notice, if the Company permanently ceases operation of all or a material portion of the Business or suspends such operation for a period of more than 12 months; (iv) upon three months' written notice, if IBM permanently ceases operation of all or a material portion of its business as it relates to the Customer Financing Services or suspends such operation for a period of more than 12 months; or (v) upon the occurrence of certain bankruptcy related events with respect to the other party.

2.2.4 *Fees/Pricing*

Under the Customer Financing Services of the SFAD Agreement, the Company will receive from IBM a commission based on the total invoice price of the customer financing and leasing transactions that are facilitated by the Company. The commission rates payable to the Company will be as follow:

Type of Transaction	**Commission (percentage of total invoice price)**
Financing transactions in which the total invoice price of financed items is less than US$50,000	2%
All other financing transactions	1%

Commencing with the first full calendar year post Initial Closing (i.e. 1 January, 2006 to 31 December 2006, assuming Initial Closing takes place within 2005) and in respect of each calendar year thereafter, the commission under the SFAD Agreement payable to the Company for such calendar year will be adjusted either upwards by 0.25% if the total invoice price is greater than 120% of a pre-agreed target volume, or downwards by 0.25% if the total invoice price is less than 80% of the such target volume, depending on the total invoice prices of the transactions which take place during that year.

IBM has agreed that commission arrangements and other terms and conditions of the SFAD Agreement are to be on terms no less favourable to the Company than those which IBM offered externally to any other manufacturers of personal computing products and related equipment as of the date of the Asset Purchase Agreement.

2.2.5 *Factors considered*

We have considered the following factors with regard to the Customer Financing Services:

- The Company has confirmed that the commission rates of 1% and 2% described above are comparable to other similar financing arrangements prevailing in the market.

- The commission arrangements and other terms pursuant to the SFAD Agreement must be no less favourable to the Company than similar arrangements between IBM and independent third parties as of the date of the Asset Purchase Agreement.

- The payment of commission from IBM to the Company under the Customer Financing Services also represents an additional revenue source for the Company in addition to computer sales generated by the Company.

- The Company is under no obligation in favour of IBM to procure that customers use IBM exclusively in respect of the Customer Financing Services.

- The Company has audit rights under the SFAD Agreement to ensure the accuracy of commission fees paid by IBM and that commission arrangements are no less favourable to the Company than those between IBM and independent third parties. The parties have also agreed to have quarterly meetings to review the status of the arrangements between them.

2.2.6 *Proposed Annual Monetary Caps*

The maximum limits on the fees payable by IBM to the Company in relation to the Customer Financing Services have been determined based on the agreed upon commission schedule, estimated future business volume and taking into account potential 5% business tax consequences arising as a result of payments to be made pursuant to the SFAD Agreement and the historical amount recorded, plus a 10% contingency to account for any uncertainties.

		Proposed annual monetary limit for each of the annual year commencing on Initial Closing				
Agreement	**Year**	**1st**	**2nd**	**3rd**	**4th**	**5th**
				(US$ million)		
SFAD Agreement (Customer Financing Services)		8	9	9	9	9

We have reviewed both historical figures and projected revenue information in connection with the Business provided by the Company, assuming Initial Closing taking place at the end of March 2005, the level of commission, potential 5% business tax consequences relating to the payments under the agreement and the factoring of the 10% contingency. Having reviewed the bases and assumptions of such estimation, we consider that such estimates have been reasonably made. Based on the foregoing, we are of the view that the proposed annual monetary limits are fair and reasonable in so far as the Shareholders as a whole are concerned.

2.3 Distribution Channel Financing Services

2.3.1 *Description*

Under the Distribution Channel Financing Services under the SFAD Agreement, IBM will finance remarketers purchases of inventory from the Company. IBM will be the exclusive provider of these services to remarketers (operating principally outside the PRC) to the extent the Company chooses to offer payment terms to the remarketers. The Company will, in return, be required to pay a fee to IBM. IBM will be responsible to take up credit, funding and operational risks and related liabilities associated with the provision of the Distribution Channel Financing Services.

2.3.2 *Rationale*

The Directors are of the view that the Distribution Channel Financing Services will allow the Company to effectively manage channel credit and, as a result, significantly reduce its working capital and total invested capital required. Following Initial Closing, the increased business volume of the Enlarged Group will make working capital

management a key consideration. The Directors believe that the Distribution Channel Financing Services will significantly improve the working capital management of the Enlarged Group and will therefore ensure that the anticipated future growth of the Enlarged Group will not be constrained by insufficiency in working capital.

2.3.3 *Term and expiration*

The term of the SFAD Agreement is for a period of five years from the respective applicable closing date of the relevant country under the SFAD agreement. Either party may terminate the Distribution Channel Financing Services (i) if the parties mutually agree; (ii) if there is a material breach of the agreement by the other party, which has not been cured within 30 days of notice of breach; (iii) upon three months' written notice, if the Company permanently ceases operation of all or a material portion of the Business or suspends such operation for a period of more than 12 months; (iv) upon three months' written notice, if IBM permanently ceases operation of all or a material portion of its business as it relates to the Distribution Channel Financing Services or suspends such operation for a period of more than 12 months; or (v) upon the occurrence of certain bankruptcy related events with respect to the other party.

After the first anniversary of the Initial Closing and on an annual basis thereafter, the Company or IBM can initiate a benchmarking exercise in certain countries with significant sales to determine the competitiveness of the fees paid to IBM by the Company.

Each party also has the right to terminate the Distribution Channel Financing Services in respect of certain benchmarked countries if there is any disagreement as to the charges payable by giving three months' written notice to the other party.

2.3.4 *Fees/Pricing*

Whenever IBM finances a remarketer's purchase of inventory from the Company, the Company will be required to pay IBM a fee, being a percentage of the total invoice amount determined with reference to a fee schedule, which differs in various countries and is determined with reference to, inter alia, interest rates, credit risk of the relevant remarketers and the administration and financing costs in the different jurisdictions. Such rates are subject to the benchmarking mechanism and the range will fluctuate from time to time.

The consideration to be paid by the Company in relation to Distribution Channel Financing Services will be in line with and not less favorable to the Company than the fee arrangements between IBM and any other manufacturers of personal computing products and related equipment.

2.3.5 *Factors considered*

We have considered the following factors with regard to the Distribution Channel Financing Services:

- The fee arrangements for the Distribution Channel Financing Services must be on terms which are no less favourable to the Company than the fee arrangements between IBM and other personal computer manufacturers. The Directors consider that this provision, together with the fact that IBM provides similar services to third parties, provides a "checking" mechanism for keeping the rates offered by IBM comparable with market rates.

- The parties may select external consulting companies to conduct a benchmarking exercise to determine the rates for similar services in the market. This mechanism ensures that the rates to be charged to the Company are comparable to prevailing market rates.

- The Distribution Channel Financing Services essentially constitute a "preferred arrangement". If the Company makes an offer of payment terms, it will first refer the remarketers to IBM under the arrangement. The Company will use its sole discretion whether to offer payment terms. Remarketers can choose not to use the services provided by IBM (although in such case the Company may not pay fees to the financier so chosen by the relevant remarketers).

- The Distribution Channel Financing Services are expected to enhance the working capital position of the Company.

- The Company has audit rights under the SFAD Agreement to ensure that the fee arrangements are no less favourable to the Company than those agreed between IBM and other personal computer manufacturers.

- Each party also has the right to terminate the Distribution Channel Financing Services in respect of a number of benchmarked countries if there is any disagreement as to the charges payable.

2.3.6 *Proposed Annual Monetary Caps*

The maximum amount on the fees payable by the Company under the Distribution Channel Financing Services set out below have been determined based on the estimated future business volume, rates to be charged and taking into account potential 5% business tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% contingency to account for any uncertainties.

		Proposed annual monetary limit for each of the annual year commencing on Initial Closing				
Agreement	**Year**	**1st**	**2nd**	**3rd**	**4th**	**5th**
				(US$ million)		
SFAD Agreement (Distribution Channel Financing Services)		84	86	87	89	90

We have reviewed both historical figures and projected revenue information in connection with the Business provided by the Company, assuming Initial Closing taking place at the end of March 2005, the rates to be charged, potential 5% business tax consequences relating to the payments under the SFAD Agreement and the factoring of the 10% contingency. Having reviewed the bases and assumptions of such estimation, we consider that such estimates have been reasonably made. Based on the foregoing, we are of the view that the proposed annual monetary limits are fair and reasonable in so far as the Shareholders as a whole are concerned.

2.4 Excess Surplus Disposition Services

2.4.1 *Description*

Pursuant to the Excess Surplus Disposition Services, the Company grants IBM the exclusive right of first offer with respect to all the personal computing products manufactured by or on behalf of the Company that have been returned to the Company by remarketers and cannot be resold as new. However, the Company is free to sell the relevant products to third parties if the price offered by IBM is not acceptable to the Company.

2.4.2 *Rationale*

Excess Surplus Disposition Services allow the Company to manage the disposition of its used products in a global and orderly manner to avoid channel confusion and maximise residual value by leveraging on IBM's extensive asset resell capability. The Directors consider that the global presence of IBM in different parts of the computer industry enables it to dispose of surplus equipment through various channels effectively. The Company, which currently conducts its business mainly in the PRC, does not possess such capabilities at present.

2.4.3 *Term and expiration*

The term of the SFAD Agreement is for a period of five years from the respective applicable closing date for the relevant country under the SFAD Agreement. Either party may terminate the Excess Surplus Disposition Services (i) if the parties mutually agree; (ii) if there is a material breach of the agreement by the other party which has not been cured within 30 days of notice of breach; (iii) upon three months' written notice, if the Company permanently ceases operation of all or a material portion of the Business or suspends such operation for a period of more than 12 months; (iv) upon three months' written notice, if IBM permanently ceases operation of all or a material portion of its business as it relates to the Excess Surplus Disposition Services or suspends such operation for a period of more than 12 months; or (v) upon the occurrence of certain bankruptcy related events with respect to the other party.

2.4.4 *Fees/Pricing*

At any time the Company may submit to IBM a request for quotations in relation to IBM acquiring used Personal Computers. Within three business days of receipt of such quotation, IBM will respond with a price list indicating its offer price (if any) in respect of all or a portion of the products specified in the request. The Directors have advised that IBM's offer price will be based on the quantities and model types specified in the

price list. The Company may choose to accept or reject IBM's offer set out in the price list. If the Company does not accept IBM's offer, it is free to sell the used Personal Computers to other parties.

2.4.5 *Factors considered*

We have considered the following factors with regard to the Excess Surplus Disposition Services:

- The Company is under no obligation to sell such products to IBM; it may sell the products to another person if the price offered by IBM is not acceptable.
- The arrangement gives the Company access to additional channels to dispose of used computers, thus providing alternatives to those it currently uses.
- The Company confirms that it will compare the price offered by other companies before it sells its products to IBM.

Based on the above and the pricing mechanism set out in the SFAD Agreement, we consider that the Excess Surplus Disposition Services can assist the Enlarged Group to dispose of used products at a price at least equal to that offered by independent third parties.

2.4.6 *Proposed Annual Monetary Caps*

The maximum limit for the amount of purchases by IBM from the Company under the Excess Surplus Disposition Services set out below have been determined based on the estimated future business volume, and taking into account potential 5% business tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% contingency to account for any uncertainties.

		Proposed annual monetary limit for each of the annual year commencing on Initial Closing				
Agreement	**Year**	**1st**	**2nd**	**3rd**	**4th**	**5th**
			(US$ million)			
SFAD Agreement (Excess Surplus Disposition Services)		58	60	61	62	63

We have reviewed both historical figures and projected revenue information in connection with the Business provided by the Company, assuming Initial Closing taking place at the end of March 2005, potential 5% business tax consequences relating to the payments under the agreement and the factoring of the 10% contingency. Having reviewed the bases and assumptions of such estimation, we consider that such estimates have been reasonably made. Based on the foregoing, we are of the view that the proposed annual monetary limits are fair and reasonable in so far as the Shareholders as a whole are concerned.

Having considered the above, we are of the view that the SFAD Agreement is (a) carried out in the ordinary and usual course of the Enlarged Group's business; (b) based on normal commercial terms and is fair and reasonable; and (c) in the interests of the Company and the Shareholders as a whole.

3. IGS SERVICES AGREEMENT

3.1 Description

The Company has agreed to engage IBM on a preferred basis in relation to maintenance and warranty services (including (i) base warranty services and (ii) post-warranty and warranty upgrade services) which means that, on an annual basis, at least 95% of all maintenance and warranty services in a prescribed territory will be offered to IBM subject to certain exclusions. IBM may provide similar services to other parties. The Company is subject to certain restrictions in its dealings with third parties outside the PRC in connection with such services. The Directors have advised that the Company will itself provide such services in the PRC.

To the extent base warranty services are made available by the Company in respect of its products, the Company will engage IBM as its preferred service provider to perform such services outside the PRC. Base warranty services are essentially "no charge" maintenance and warranty services that are commercially advertised in association with the sale of a product.

To the extent that commercial customers outside the PRC require post-warranty and warranty upgrade services after the base warranty period attached to the products of the Company, the Company has agreed to engage IBM as its preferred service provider.

The Company will also receive a sale referral fee for referring customers to purchase IBM's technology deployment services and related branding services.

Promptly following the Initial Closing, IBM and the Company will negotiate in good faith and enter into a written agreement pursuant to which the Company will provide maintenance and warranty services in the PRC on IBM products sold prior to the Initial Closing. The Company has confirmed that it will ensure that the requirement under Rule 14A.35 of the Listing Rules are complied with at the relevant time.

3.2 Rationale

The Company believes that the IGS Services Agreement will provide the following major benefits to the Company and its customers:

(A) It will help minimise customer loss by maintaining the industry best award-winning warranty services to which IBM's customers are accustomed.

(B) The Directors consider that IBM is widely regarded as one of the leading providers of after-sales services and due to its global coverage, which is uncommon in the industry, is required by the Company's top enterprise customers. The Directors also believe that a strategic partnership with IBM will help establish and maintain the premium image of the Company's product offerings and increase credibility with its enterprise customers.

(C) A strategic relationship with IBM will increase Personal Computer sales through IBM's strategic outsourcing and system integration businesses, where IBM customers outsource their information technology services to IBM or buy Personal Computer products through system integration transactions and IBM recommends that such customers purchase their related information technology hardware from the Company.

(D) The Company is allowed under this arrangement to share the profit generated from services sold by IBM and its affiliates.

3.3 Term and expiration

The term of the IGS Services Agreement is five years from the Initial Closing, and will automatically extend for additional one year periods each subject to early termination by either the Company or IBM by written notice for at least six months prior to the expiration of the then scheduled expiration of the term.

Further, either the Company or IBM may terminate the IGS Services Agreement in any one geography (i) by mutual written agreement to terminate; (ii) if there is a material breach of the agreement by any one of them which is not cured within 30 days of notice by the non-defaulting party; (iii) if any one of them permanently ceases or suspends for a period of more than 12 months the operations of a material portion of its business related to the IGS Services Agreement; or (iv) upon the occurrence of certain bankruptcy related events with respect to the other party.

3.4 Fees/Pricing

The Company will pay service fees to IBM for providing the maintenance and warranty services. The service fees for the first year will be the pricing, by each geographical location, that IBM offers for substantially similar services in the same geographical location (including products and delivery terms) in respect of any service provider customer contracts with volumes being the top three closest to the volume incurred by the Company in the relevant geographical location. Such fees will also apply to the second year of the agreement. Service fees for the remainder of the term of the agreement must be negotiated in good faith on an annual basis. If service fees cannot be agreed between the parties for any of the years three to five of the agreement, IBM may increase its fees with reference to the United States Consumer Price Index for All Urban Consumers in effect from time to time.

Under the IGS Services Agreement, the Company shall pay IBM, in addition to service fees, 10% of revenues generated from post-warranty services and warranty upgrade services, including, but not limited to, warranty extensions and post-warranty maintenance and product installation ("10% fee").

IBM shall pay to the Company a sale referral or introduction fee equal to 5% of IBM's revenues generated from sales to the Company's customers of IBM's technology deployment services and related branding services ("5% fee").

3.5 Factors considered

As mentioned above, the service fees for the first and second years will be a price benchmarked with reference to similar service provider customer contracts and, for the remainder of the term, the fees will be mutually agreed on an annual basis (and if such fees cannot be agreed, it will be determined with reference to benchmarking procedures). We consider this fee mechanism to be reasonable on the basis that (i) the fees for the first and second years refer to direct market comparables; and (ii) the fees for the remainder of the term are negotiated between the parties on a regular basis, and if they cannot be agreed, it will be determined with reference to the fixed benchmarking mechanisms discussed above.

We have reviewed the 10% fee with reference to:

(i) discussions with the Company and its advisers on the rationale and basis used;

(ii) the benefits for the Company and its customers for such services to be provided globally;

(iii) the fact that the Company does not have facilities or resources to conduct these services and must outsource these functions at present; and

(iv) the profit margins of companies that provide IT services similar to those of IBM, although we are of the view that the different locations, sizes, customer bases, etc. of such companies means that such companies may not represent direct comparables.

With regard to the 5% fee payable by IBM, we have considered:

(i) the Company currently does not and would not be able in the near future to have the capacity to provide this type of service;

(ii) the 5% fee represents an additional revenue source for the Company (we understand from the Directors that the Company does not currently have the global platform for the same type of business);

(iii) no operating costs and related risks will be incurred by the Company; and

(iv) our review of publicly available information on the fee percentages payable in similar IT related service arrangements, from which we form the view that there is no arrangement that is directly comparable to the 5% fee situation for the purpose of our review.

IBM is required to provide services at a standard materially consistent with the services provided by IBM to IBM's personal computer division prior to the date of the Asset Purchase Agreement unless otherwise mutually agreed. The parties are entitled to conduct audit against each other under the IGS Services Agreement and they must conduct monthly review meetings in respect of their performance under the agreement.

3.6 Proposed Annual Monetary Cap

The maximum limit amount on the fees payable by the Company to IBM under the IGS Services Agreement set out below have been determined based on, in our opinion, reasonable estimated future business volume, market competitive terms for warranty services, the agreed upon revenue sharing arrangement and taking into account potential 5% business tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% contingency to account for any uncertainties.

The maximum limit on the amount of the fees payable by IBM to the Company under the IGS Services Agreement set out below have been determined based on estimated future business volume, the agreed upon revenue sharing arrangement and taking into account potential 5% business tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% contingency to account for any uncertainties.

		Proposed annual monetary limit for each of the annual year commencing on Initial Closing				
IGS Services Agreement:	**Year**	**1st**	**2nd**	**3rd**	**4th**	**5th**
				(US$ million)		
Payable by the Company to IBM (regarding service fees and 10% fee)		273	318	188	191	195
Payable by IBM to the Company (regarding 5% fee)		15	15	15	16	16

We have reviewed both historical figures and projected financial information in connection with the Business provided by the Company, assuming Initial Closing taking place at the end of March 2005, potential 5% business tax consequences relating to the payments under the IGS Services Agreement and the factoring of the 10% contingency. Having reviewed the bases and assumptions of such estimation, we consider that such estimates have been reasonably made. Based on the foregoing, we are of the view that the proposed annual monetary limits are fair and reasonable in so far as the Shareholders as a whole are concerned.

Having considered the above, we are of the view that the IGS Services Agreement is (a) carried out in the ordinary and usual course of the Enlarged Group's business; (b) based on normal commercial terms and is fair and reasonable; and (c) in the interests of the Company and the Shareholders as a whole.

4. INTERNAL USE PURCHASE AGREEMENT

4.1 Description

IBM has agreed to purchase from the Company not less than 95% of the Personal Computers IBM requires world-wide for its internal use (which includes Personal Computers for use in connection with strategic outsourcing where IBM keeps title to the Personal Computers or resale business), each calendar year during the term of the Internal Use Purchase Agreement, subject to certain reductions and other limitations. IBM also has the right under the

Internal Use Purchase Agreement to buy from the Company Personal Computers for resale in certain cases, for example, in connection with various IBM services, obligations under government contracts and for use in specific IBM systems integration and outsourcing services.

4.2 Rationale

Under the Internal Use Purchase Agreement, the Company will be the preferred supplier for all Personal Computers required by IBM for its internal use, strategic outsourcing or resale deals for a period of five years. This represents a potentially significant amount of sales. In the year ended 31 December 2003 (the full financial year of the Business before the date of entering into of the Ancillary Agreements), the amount of IBM's internal purchases made it one of the largest customers of the Business. The Directors have informed us that the pricing of future sales to IBM will allow the Company to earn a comparable margin in respect of sales to other top enterprise customers.

4.3 Term and expiration

The term of the Internal Use Purchase Agreement is five years from the Initial Closing. Either the Company or IBM may terminate the Internal Use Purchase Agreement, without any cancellation charge: (i) if there is a material breach of the agreement by the other; or (ii) upon the occurrence of certain bankruptcy related events with respect to the other. Such termination will become effective on expiry of a 60 days' written notice period if the relevant cause of termination remains uncured.

4.4 Fees/Pricing

The price that the Company will receive for Personal Computers purchased for IBM's internal use (including IBM's strategic outsourcing) will be the benchmark price applicable at the time of receipt by the Company of a mutually agreed order form. The benchmark price will be determined by reference to the cost of the products plus an adjusted average profit margin (such adjusted average profit margin will be calculated with reference to the gross profit margins on a revenue weighted average basis for the Company's two largest customers in terms of the number of Personal Computers sold, which are independent third parties).

The price that the Company will receive for Personal Computers purchased for use in certain IBM systems integration and outsourcing services, as an embedded Product in another system, to fulfil obligations under existing government contracts or in other situations that the parties mutually agree will be the Company's price to its resellers for such product in similar quantities.

The price that the Company will receive for Personal Computers purchased for resale to IBM's employees (or for IBM's employees in the case of direct sales) as part of an IBM benefit plan will be the price the Company charges its own employees pursuant to the Company's employee benefit plan plus actual shipping costs. The price that the Company will receive for Personal Computers purchased by IBM for warranty and maintenance replacement service will be the base manufacturing costs of such Personal Computers plus actual shipping costs. As such arrangement is specific to this particular case, there is no market comparable available.

In the event that IBM fails to fulfil its obligations to purchase internal use Personal Computers under the Internal Use Purchase Agreement (save in respect of strategic outsourcing), it will be required to pay the Company liquidated damages in an amount equal to 2% of the price of the affected products plus the gross profit margin the Company would have derived from the sale the products (determined with reference to gross profit margin benchmarks). There are no obligations to pay liquidated damages in connection with Personal Computers for resale.

4.5 Factors considered

We note that the benchmark pricing mechanisms described above are based on profit margins of existing customers of the Company who require similar volumes of. Personal Computers and the Company's pricing with its resellers in similar quantities. These existing arrangements with customers and resellers serve as applicable comparables.

We also note that the imposition of liquidated damages, being 2% plus the benchmarked profit margins of the price of the affected products, has the effect of compensating the Company in the event of a sale not proceeding.

IBM is also required to provide the Company with a report in relation to its actual requirements for, and purchases of, Personal Computers on an annual basis. We understand that this report is intended to facilitate the calculation of the 95% purchase threshold discussed in paragraph 4.1 above.

4.6 Proposed Annual Monetary Cap

The maximum limit on the amounts of purchases by IBM from the Company under the Internal Use Purchase Agreement set out below have been determined based on the agreed pricing mechanism described above, estimates of future business volume, and taking into account potential 5% business tax consequences arising as a result of payments to be made pursuant to the Internal Use Purchase Agreement, plus a 10% contingency to account for any uncertainties.

		Proposed annual monetary limit for each of the annual year commencing on Initial Closing				
Agreement	**Year**	**1st**	**2nd**	**3rd**	**4th**	**5th**
			(US$ million)			
Internal Use Purchase Agreement		500	512	520	530	541

We have reviewed both historical figures and projected revenue information in connection with the Business provided by the Company, assuming Initial Closing taking place at the end of March 2005, potential 5% business tax consequences relating to the payments under the Internal Use Purchase Agreement and the factoring of the 10% contingency. Having reviewed the bases and assumptions of such estimation, we consider that such estimates have been reasonably made. Based on the foregoing, we are of the view that the proposed annual monetary limits are fair and reasonable in so far as the Shareholders as a whole are concerned.

Having considered the above, we are of the view that the Internal Use Purchase Agreement is (a) carried out in the ordinary and usual course of the Enlarged Group's business; (b) based on normal commercial terms and is fair and reasonable; and (c) in the interests of the Company and the Shareholders as a whole.

5. MARKETING SUPPORT AGREEMENT

5.1 Description

IBM will provide client team support to the Company to assist the Company in its post Initial Closing sales coverage of the Company's customers by providing various MSA Services. The MSA Services include, inter alia, marketing support services, information technology services, fixed assets accounting and property control administration services (for EMEA and Asia Pacific), customer fulfilment services, sales center services, ledger support services (for EMEA and Asia Pacific), incentives and commissions services, treasury services (EMEA and Asia Pacific) and transitional tax services (in EMEA and Asia Pacific).

5.2 Rationale

One of the benefits of the Marketing Support Agreement highlighted by the Directors is the ability of the Company to leverage on IBM's well established enterprise sales force and IBM's established global sales infrastructure, that is, it's sales representative teams, for a period of five years from Initial Closing.

Other specific key benefits include:

(A) IBM's sales representatives will be responsible for overall client relationships, and will play a critical role in ensuring clear communication and a smooth transition which minimise revenue loss immediately after the Initial Closing;

(B) the sales representatives of the Business and IBM have an established and proven sales model, pursuant to which IBM's sales representatives are responsible for client relationships and overall satisfaction, and the Business' sales representatives jointly visit and develop enterprise customers. We understand that, historically, more than one-third of the Business' sales opportunities have been identified by IBM's sales representatives. We understand that maintaining the sales model is important to protect business momentum going forward;

(C) the arrangement allows the Company to gradually build its own customer relationships with large enterprise customers through joint customer visits with IBM's sales representatives and proactive facilitation of transferring customer relationships from IBM sales representatives to the Company's sales team;

(D) the arrangement allows the Company to continue to leverage on IBM's established global network and established infrastructure, including such functions as sales fulfilment, information technology and treasury;

(E) the agreed fee rate is based on historical sales related costs to the Business. This will facilitate control of incremental cost to the Company in the future; and

(F) the tiered fee structure is designed to incentivize IBM's sales team to meet or even exceed sales targets. The total fee payable will be changed to reflect future business fluctuations, changes in sales coverage by IBM's sales team and the gradual migration to the Company's own sales team.

5.3 Term and expiration

The term of the Marketing Support Agreement is for a maximum period of five years from the Initial Closing.

MSA Services will be provided as from the Initial Closing and will terminate one year from the Initial Closing save for customer fulfilment, fixed assets accounting and property control administration, and ledger support services which will terminate two years from the Initial Closing, information technology services which will terminate three years from the Initial Closing and marketing support services which will terminate five years from the Initial Closing. Starting in 2007, the Company may elect to reduce the number of countries in which the Company requires MSA Services from IBM.

5.4 Fees/Pricing

The Company will pay IBM a fee of no less than 1.53% and no more than 2.53% of the specified reported revenue of the Business for MSA Services. Other than with respect to calendar year 2005, the projected specified reported revenue for each calendar year are expected to be agreed by the parties in June of each preceding calendar year, subject to negotiation between the parties. For the calendar year 2005, the Company will pay 2.3% of the specified reported revenue of the Business for MSA Services.

The mechanism for determining the fees payable under the Marketing Support Agreement is structured according to a sliding scale such that if the specified reported revenue represents less than 95% of the projected specified reported revenue, the fee will be calculated at a rate as low as 1.53%. Whereas if the specified reported revenue represents more than 100% of the projected specified reported revenue, the fee will be calculated at a rate of up to a maximum of 2.53% of the specified reported revenue.

5.5 Factors considered

The Directors have advised that the fees to be paid by the Company of no less than 1.53% and no more than 2.53%, and 2.3% for the calendar year ending 2005 respectively, of the specified reported revenue of the Business for MSA Services have been agreed by arm's length negotiations with reference to historical overhead costs incurred by the relevant IBM departments. (We understand from the Company that the actual costs for IBM to provide such services for the year ended 31 December 2003 (being the full financial year of the Business before the date of entering into of the Ancillary Agreements) represented approximately 2.43% of the specified reported revenue for that year). While these figures were quantified with regard to historical costs, the fees payable by the Company going forward will be calculated with reference to sales revenue and will be adjusted upwards or downwards on a sliding scale depending on a number of factors including the sales performance of the Business. We understand from the Directors that an additional objective of this scaling mechanism is to incentivise IBM in providing the services (i.e. to be paid a maximum fee in respect of the specified reported revenue).

5.6 Proposed Annual Monetary Cap

The maximum limit on fees payable by the Company under the Marketing Support Agreement set out below has been determined based on the agreed upon fee structure, estimates of future business volume, the estimated future service reduction, and taking into account potential 5% business tax consequences arising as a result of payments to be made pursuant to the Marketing Support Agreement, plus a 10% contingency to account for any uncertainties.

Agreement	Year	Proposed annual monetary limit for each of the annual year commencing on Initial Closing				
		1st	2nd	3rd	4th	5th
		(US$ million)				
Marketing Support Agreement		291	278	194	77	26

We have reviewed both historical figures and projected revenue information in connection with the Business provided by the Company, assuming Initial Closing taking place at the end of March 2005, potential 5% business tax consequences relating to the payments under the Marketing Support Agreement and the factoring of the 10% contingency. Having reviewed the bases and assumptions of such estimation, we consider that such estimates have been reasonably made. Based on the foregoing, we are of the view that the proposed annual monetary limits are fair and reasonable in so far as the Shareholders as a whole are concerned.

Having considered the above, we are of the view that the MSA Services will be (a) carried out in the ordinary and usual course of the Enlarged Group's business; (b) based on normal commercial terms and are fair and reasonable; and (c) in the interests of the Company and the Shareholders as a whole.

6. MASTER DISTRIBUTION AGREEMENT

6.1 Description

IBM will be permitted to acquire Personal Computers and certain services from the Company and resell those products and services to customers who: (i) have previously entered into non-assignable purchase agreements with IBM; (ii) insist on purchasing products and services directly from IBM despite the fact that IBM has used commercially reasonable efforts to convince them to purchase relevant products and services directly from the Company; or (iii) are in countries that are not covered by the Initial Closing. The amount of Personal Computers and services to be provided under this agreement will depend on whether such events occur. IBM may market the Company's Products through one or more subsidiaries.

6.2 Rationale

We understand from the Directors that the rationale for entering into the Master Distribution Agreement is to effectively facilitate the successful transition of certain existing customers of IBM who, due to their contractual obligations or consumption preference, are not able or willing to be directly transferred to the Enlarged Group. The arrangement underlying the Master Distribution Agreement is in place to protect the Company from losing customers who want to deal with IBM only.

6.3 Term and expiration

The term of the Master Distribution Agreement is two years from the Initial Closing, or in respect of individual agreements that contain specific commitments to sell specified amounts of products and services over a period of time, for the duration of those agreements (which may be extended by the parties in writing). The term of the Master Distribution Agreement may be extended if both parties agree in writing. In the event that the Master Distribution Agreement is extended by the parties in accordance with its terms, the Company has confirmed that it will further comply with the provisions of the Listing Rules as required.

6.4 Fee/Pricing

Under the Master Distribution Agreement, where a non-assignable agreement sets forth a specified amount of Products to be provided over a fixed period of time, the Company will provide IBM with such products or services at the price and on the terms set forth in such agreement. Where the non-assignable agreement requires IBM to accept a customer order, the Company shall provide products pursuant to an agreed pricing methodology. If the parties have mutually agreed to allow sales under a non-assignable agreement, IBM will work with the customer to set the price and other terms of such sales, however, such sales will be subject to the Company's agreement to provide products and services at such price. In instances of countries are not covered by the Initial Closing, IBM and the Company will work together to continue to provide products at the prices provided to customers by IBM in such countries.

Generally, the Products and services are purchased by IBM for onward sale to the end customers. The Company will sell to IBM at a price that is 99.5% of the price commitment to the specific customer. Where IBM is obliged under pre-existing contractual obligations to customers, the Company may elect to sell the Products or services at a price identical to the price it sells to its resellers for similar quantities. In other words, IBM earns a margin of 0.5% of the price on the Products or for the provision of the services under the Master Distribution Agreement. In the event that IBM sells the Products at a price higher than the price commitment to such customer, IBM shall reimburse to the Company the incremental price. The Company possesses the right to audit the pricing between IBM and the relevant customers. As discussed with the Company, the 0.5% margin earned by IBM serves to cover the costs incurred by IBM in facilitating transactions under the Master Distribution Agreement.

6.5 Factors considered

As set out above, we note that the various pricing mechanisms specified under the Master Distribution Agreement serve to preserve the price of the Business prevailing prior to the Initial Closings and at prices that are agreeable to the Company. A price difference of approximately 0.5% earned by IBM represents a relatively small portion of the value of the Products and serve to cover the costs to IBM. Incremental margins earned on such sales will be enjoyed by the Company.

6.6 Proposed Annual Monetary Caps

The Directors consider that the transaction value of the Continuing Connected Transactions arising out of the Master Distribution Agreement shall not be subject to any annual cap for the following reasons:

(A) such annual caps cannot be determined because the identities and numbers of customers which will insist on purchasing products and services directly from IBM, as well as, the level of actual sales which would arise out of the relevant purchase agreements, are uncertain and outside the control of the Company and IBM;

(B) the level of actual sales which arise out of the relevant purchase agreements are also uncertain because the relevant customers do not have any contractual obligations to purchase a fixed amount of products and/or services from IBM under such agreements;

(C) the Company is unable to predict such identities or number of customers as there is no relevant historical patterns to base on; and

(D) the arrangements are in place to protect the Company from losing customers who want to deal with IBM only (and IBM will not make any profit directly out of the arrangement) and it is therefore in the interests of the Company as well as the Shareholders as a whole.

In view of the practical difficulties in estimating the amounts that are expected to arise from the Continuing Connected Transactions under the Master Distribution Agreement, and taking into account that:

(i) the pricing mechanism pursuant to the Master Distribution Agreement being structured to reflect the pre-existing pricing agreed between IBM and its customers or a price agreeable to the Company;

(ii) the undertaking by the Company to comply with the Listing Rules disclosure and approval requirements in the event that the term of the Master Distribution Agreement is extended;

(iii) the Company possessing the right to audit the pricing between IBM and the relevant customers; and

(iv) we have been advised by the Company that the future annual amounts of the relevant transactions will still be disclosed in the future annual reports of the Company and reviewed by the independent non-executive Directors and the auditors of the Company,

we believe that the lack of an annual cap for the transactions will not hinder the future monitoring of the Continuing Connected Transactions under the Master Distribution Agreement and there is sufficient mechanism for safeguarding the interest of the Independent Shareholders.

Having considered the above, we are of the view that the Master Distribution Agreement is (a) carried out in the ordinary and usual course of the Enlarged Group's business; (b) based on normal commercial terms and is fair and reasonable; and (c) in the interests of the Company and the Shareholders as a whole.

7. REAL ESTATE ARRANGEMENTS

7.1 Description

The Company and IBM agreed that the real estate assets in relation to the Business would be conveyed to the Company with effect from the applicable Closing, which will be effected by way of one of the following:

(i) acquisition of leasehold interests held by IBM;

(ii) sublease of portions of properties currently leased and to be retained by IBM;

(iii) occupancy of certain additional properties for a transitional period;

(iv) option to elect either licence or lease arrangements with respect to certain sites; and

(v) option to elect either licence arrangement or assumption of lease for balance of the lease term.

We understand from the Company that the acquisition of certain leasehold interests held by IBM is a one-off transaction as part of in the Asset Acquisition and will not constitute a Continuing Connected Transaction. Thus, we will not opine on such acquisition of leasehold interests.

Sublease of portions of properties currently leased and to be retained by IBM

IBM has leased various properties in different locations, portions of which will be sublet to the Company which are utilised by the Business. In such situations, the Company will be a tenant of IBM. Under the terms of the sublease, the Company will pay rent which includes:

(i) a fixed rent (which will be pro-rated with reference to the corresponding area occupied by the Company); and

(ii) an additional rent (which will be calculated based on proportional shares of the Company in the subleased area in the premises in the forms of tax payment, operating payments, electrical charges, chilled water charges and other charges).

If there is a disproportionate use by non-subleased space or by subleased spaces of electricity or other utilities, there will be an equitable adjustment. There will be no double-billing for the services provided by IBM pursuant to the Transition Services Agreement. The sublease is subject and subordinated to the terms and conditions of IBM's prime lease.

With respect to the sublease for Yamato (Japan), apart from the above, the Company will provide laboratory access and support services to IBM and IBM will pay to the Company costs and expenses reasonably incurred in connection with the provision of such services, provided that reimbursements that exceed certain amounts need to be pre-

approved by IBM. IBM may cancel or reduce the amount of any services with at least 60 days' prior written notice, and if there is a material breach, the non-breaching party may terminate the provision of such services with prior notice.

Term

The term of the sublease generally will commence at the applicable Closing and be coterminous with IBM's prime lease term (the length of each of which varies, and expiring some time between 31 March 2006 and 31 March 2014), with the exception of the sub-lease in Toronto which will commence after the space has been reconstructed or otherwise reconfigured as necessary to house the Business, and will run up to a four-and-a-half-year term. IBM may request in writing 60 days prior to the end of the term to extend the term, subject to the mutual agreement by IBM and the Company.

Occupancy of certain additional properties for a transitional period

Based on our discussions with the Directors, the Company will occupy space at over 200 IBM locations worldwide. IBM or its subsidiaries will grant a licence to the Company or its affiliate to use and occupy portions of certain facilities which were occupied by the Business on the date of the Asset Purchase Agreement, and were interspersed or otherwise located within a larger area owned or leased by IBM. We note from the terms of the licence that IBM or its subsidiary has transferred to the Company and/or its affiliate certain equipment located in the properties and certain personnel previously employed by IBM or its subsidiary at the properties. Without additional charge (beyond the licence fee), the Company or its affiliate will also have the right to use certain furniture, fixtures and equipment, including communications and information system equipment, cabling and appurtenant items, which were used by the Business during the 12 month period immediately preceding the Initial Closing.

We note that the licence fee will be based on the current average cost incurred by IBM at all licensed locations and will be converted to a flat fee per person per year. The licence fee will be subject to adjustment if the relevant headcount is reduced.

Term

The licence will commence as of the date of the applicable Closing and will expire 12 months thereafter, with the exception of the licence of certain space in Toronto which will expire according to the term mentioned above. The licence will automatically terminate when IBM's lease terminates. IBM may also terminate the license due to fire or other casualty reasons, if applicable. The licence will be terminable by the Company with respect to each of the locations with 30 days' notice. In the event of default, the non-defaulting party may have a right to terminate the license.

Option to elect licence or lease with respect to certain sites

In respect of certain sites, the Company has an option to elect whether to enter into a licence arrangement or a lease arrangement. In relation to the lease arrangement, the annual rent will include "base rent" (calculated based on a rate of rental per square foot occupied by the leased premises) and "additional rent" (including a pro-rata share of real estate taxes and component charges for the services, utilities, supplies and facilities provided by IBM or its subsidiary). Estimated component charges and reasons for any

changes and relevant documentation will be provided to the Company or its affiliate upon request. IBM or its subsidiaries will also maintain an accurate accounting system in relation to the "additional rent" charged to the Company or its affiliate and will allow access to the accounting record.

Term

With respect to those sites, the Company has up to 60 days from the signing of the Asset Purchase Agreement to decide whether it will (a) occupy the in-scope portion of the site pursuant to a licence for a one year term from the date of the Initial Closing, or (b) lease the site from IBM for a three year term or five year term at the prevailing market rate. If the site is damaged for fire or other casualty reasons, the lease may be terminable upon notice. In the event of default, the non-defaulting party may have a right to terminate the lease by giving prior notice.

Option to elect either licence or assumption of lease for balance of lease term

In respect of the complex leased by IBM in Raleigh/Durham, North Carolina, the Company has an option to elect whether to enter into a licence arrangement at a licence fee to be based on IBM's cost therefor per headcount (similar to the terms discussed above) or assume the lease of IBM for the balance of the lease term. Once entered into one of the options as stated above, the Company and IBM will enter into a written agreement and comply with the requirements set out in Rule 14A.35 of the Listing Rules.

Term

In respect of the complex leased by IBM in Raleigh/Durham, North Carolina, the Company has up to 60 days from the signing of the Asset Purchase Agreement to decide whether it will (a) occupy the in-scope portion of the site pursuant to a licence for 12 calendar months from the date of the Initial Closing, or (b) acquire IBM's leasehold interest in three Raleigh Research Triangle Park Buildings and two Silicon Drive Buildings (and assume the obligations of IBM) after occupying various portions of the site and leased locations pursuant to a licence, until such time as the space has been reconfigured and built-out as necessary to consolidate the Company's employees and the Business.

7.2 Rationale

The Company believes that the Real Estate Arrangements will provide the Company with appropriate premises to ensure the smooth transition of the Business following the applicable Closing and to avoid any additional administrative disruption in connection with the need to identify suitable premises within a short period of time.

7.3 Rental and licence fees

Sublease of portions of properties currently leased and to be retained by IBM

The Company will pay to IBM a pro-rated amount of rental payable by IBM in respect of its own head leases of various properties according to the area occupied by the Company as a percentage of the total square footage occupied by IBM.

Licensing arrangement for a transitional period

Pursuant to the Real Estate Arrangements, the Company will have the licensing arrangement, in respect of its use of office space at the IBM locations worldwide for a one year term and that the licence fee payable under such arrangements shall be consistent with historical costs allocated to the Business.

The licence fee has been determined on the basis of US$10,000 per headcount per year, which is consistent with IBM's historical costs. Based on the Company's calculations, if the Company was to set up its own operations and premises to replace such arrangements provided by IBM, the replacement cost, based on the Lenovo Group's existing cost breakdown for reference, will exceed US$10,000 per person. This is particularly so given the fact that, according to the Company, over 50 offices of the Enlarged Group will have a headcount of not more than two staff, therefore economy of scale will not be achieved and setting up costs for such offices would far exceed what is payable to IBM.

7.4 Factors considered

Our opinion in relation to the Real Estate Arrangements is principally based on the forms of the agreements attached as Exhibit M-1 to M-5 attached to the Asset Purchase Agreement as of 7 December 2004, the forms of which may be modified to comply with the local law and custom of the relevant local jurisdictions before actual signing thereof. In the event that subsequent changes are made to those forms, we are not deemed to be giving opinion on any of the forms as subsequently amended or modified, in which case the Company should consider applying to the Stock Exchange again to ensure that the forms as modified are in compliance with the Listing Rules.

7.5 Proposed Annual Monetary Cap

The maximum limit on rental or fees payable by the Company under the Real Estate Arrangements set out below have been determined based on costs estimated on a reasonable basis, and taking into account potential 5% business tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% contingency to account for any uncertainties.

Agreement	Proposed annual monetary limit for each of the annual year commencing on Initial Closing				
Year	1st	2nd	3rd	4th	5th
	(US$ million)				
Real Estate Arrangements	78	54	30	30	31

We have reviewed the historical figures in connection with the Business provided by the Company, assuming Initial Closing taking place at the end of March 2005, potential 5% business tax consequences relating to the payments under the agreement and the factoring of the 10% contingency. Based on the foregoing, we are of the view that the proposed annual monetary limits are fair and reasonable in so far as the Shareholders as a whole are concerned.

Having considered the above, we are of the view that the Real Estate Arrangements are (a) carried out in the ordinary and usual course of the Enlarged Group's business; (b) based on normal commercial terms and are fair and reasonable; and (c) in the interests of the Company and the Shareholders as a whole.

8. TERMS IN EXCESS OF THREE YEARS

8.1 Rationale

There are five types of Continuing Connected Transactions which exceed the three year term as set out in Rule 14A.35 of the Listing Rules, namely: the SFAD Agreement, the IGS Services Agreement, the Marketing Support Agreement, the Internal Use Purchase Agreement and certain Real Estate Arrangements (the "Extended Agreements"). All these agreements have a term of more than three years. Pursuant to Rule 14A.35(1), a company entering into a continuing connected transaction should have the period for the relevant agreement as a fixed term, except in special circumstances, of not exceeding three years.

General Rationale

The Directors have advised the general rationale for the terms of these Continuing Connected Transactions being in excess of three years as follows:

(A) a period longer than three years is necessary to ensure continuity in operation, smooth integration of the Business, and success of the Enlarged Group with the ability to maintain a stable supply of service to support the Business with quality which is consistent with pre-Closing standard;

(B) to demonstrate both IBM and the Company's commitment to work together for the success of the Enlarged Group which is fundamental for the spirit behind a strategic alliance;

(C) to allow both the Company and IBM to mutually benefit from their co-operation to work together; for example, the Company benefiting from not paying any consideration for the use of the IBM brand and securing IBM as its largest enterprise customer; extending the benefit to the Company of IBM's existing global service capabilities; and IBM receiving guaranteed customers from the Company for its after-sales and financing services; and

(D) to allow the Company's management to focus their attention and resources on the transition and growth of the Business, instead of the areas under these Continuing Connected Transactions, which are not the core business, but just peripheral to the Business.

The above sets out the general rationale which applies to each and every Continuing Connected Transaction exceeding 3 years. We understand from the Company that the following are additional reasonings which warrant a term of over three years for each specific agreement:

8.1.1 *SFAD Agreement*

The Company considers that it is practically difficult to identify a financier with in-depth knowledge in products of the Business which can offer financing service to customers and remarketers in most of the countries in which the Business locates and with such minimum disruption to the Business and the management of the Company. For the management to attempt to identify other financiers in each country and for each service, it will take up considerable time and resources, which would otherwise be incurred unnecessarily. The SFAD Agreement also enables the Company to leverage on the strength of global financing provided by IBM so that the Company can preserve the resources and effort to be spent in this area (which is not a core business) in order to focus on the future development of the Business. Further:

(1) it is important for the Company to enter into the Excess Surplus Disposition Services for a longer duration in order to enable the Group to manage the disposition of its used products in a global and orderly manner to avoid channel confusion and maximise residual value by leveraging on IBM's extensive asset resell capability;

(2) it is beneficial for the Company to enter into the Distribution Channel Financing Services and the Customer Financing Services for a longer duration in order to enable the Enlarged Group to effectively manage channel credit and significantly reduce its working capital and total invested capital required; and

(3) it is beneficial for the Company to utilise the Customer Financing Services for a longer duration in order to provide the Company's customers in more than 40 countries the option to lease the Company's products and thus enhancing the Company's revenue potential before the Company can develop its own global infrastructure which may take a reasonably long time.

8.1.2 *IGS Services Agreement*

IBM is regarded in the computer industry as a leading provider of after sales service with a global coverage. Further, IBM is the only warranty service provider which has complete compatibility with the products of the Business, including, among others, software, technology and knowledge of the products. As a result, IBM can offer services with compatibility which no other service provider in the world can offer. Such special circumstances result in IBM being practically the best feasible option for the Company in terms of provision of the IGS services and a longer term is essential to cater for the time allowed for the Company to build up its own infrastructure and to leave a buffer in case of unexpected changes or disruption in implementation of the Company's roll out plan.

Through the IGS Services Agreement, we understand that the Company will be able to use IBM in respect of its after sales services which the Company considers to be a significant benefit to both customers of the Company and to the Company itself. The use of IBM is also expected to lead to opportunities for additional computer sales through IBM's strategic outsourcing and system integration businesses. Such strategic outsourcing entails IBM customers outsourcing their personal computer products through system integration transactions to IBM and these IBM customers usually purchase their computer

hardware on recommendation by IBM. The arrangements underpinning the IGS Service Agreement also allows the Company to share in the profit generated from services sold by IBM and its affiliates.

8.1.3 *Internal Use Purchase Agreement*

Pursuant to the Internal Use Purchase Agreement, the Company will be the preferred and nearly exclusive (95%) supplier for all Personal Computers purchased by IBM for its internal use or strategic outsourcing deals. In the year ended 31 December 2003 (which is the full financial year of the Business before the date of entering into of the Ancillary Agreements), the amount of IBM's internal purchases made it one of the Business' largest customers. We understand from the Directors that it is anticipated that IBM will become one of the Company's largest customers as a result of the transactions contemplated in this agreement and the arrangements will therefore contribute to the Company's revenue stabilisation. This potentially represents a significant income source for the Company.

The circumstances for this "internal use purchase" arrangement is special in the sense that the Company is the product provider and will be receiving purchase price with profit margins from IBM which is expected to be one of the largest customers. It is therefore highly beneficial for the Company to have a longer term in order to enhance market share, revenue as well as profit.

8.1.4 *Marketing Support Agreement*

We understand from the Directors that the services to the provided by IBM under the Marketing Support Agreement will assist in a smooth transition for the Company following Initial Closing and, in the longer term, will contribute to the development and strengthening of the Company's customer base and revenue source.

The fact that IBM secures the sale force which is currently maintaining all the existing relationship with the Business' clients poses a special circumstances that continuous relationship with the existing customers may not otherwise be able to be maintained without the Marketing Support Agreement. Similar to the reasons above, a longer term is fundamental to keep such customer relationship intact to ensure maintainence of the existing scale of operation of the Business and to allow time for the personnel of the Company to take over from such sale force, with a margin to cater for unforeseen disruption to such plan as a matter of practice.

Under the terms of the Marketing Support Agreement, the Company will have the option to reduce the scope of services to be provided by IBM and accordingly reduce the amount of fees chargeable under the Marketing Support Agreement. As such, despite the term of the Marketing Support Agreement being in excess of three years, the Company can elect to reduce the services required once it is in a position to perform such services. In this regard, the length of the Marketing Support Agreement serves to better ensure that the Business can operate with minimal disruption in terms of client servicing and therefore it is in the interest of the Company that the Marketing Support Agreement shall have a length in excess of three years.

8.1.5 *Real Estate Arrangements*

The terms of the subleases for a number of properties, which is coterminous with IBM's head lease terms and the Toronto sublease is expected to exceed three years. In respect of certain sites that the Company has an option to elect to enter into a lease or assume the existing lease of IBM for the balance of the lease term, if the Company exercises such option, the term of those leases may also exceed three years. We understand from the Directors that entry into the above subleases and lease arrangements by the Company will assist in a smooth transition for the Business following the Initial Closing.

8.2 Factors considered

We have reviewed the terms of a number of transactions involving the establishment of long term cross-border strategic relationship. Such transactions comprise several ongoing ancillary arrangements of similar nature as the Continuing Connected Transactions with terms in excess of 3 years.

As discussed with the management of the Company, the terms of the Extended Agreements, including the length of these agreements, have been negotiated in the context of all other terms under each agreement, and IBM is willing to provide the services under each Extended Agreement to the Company only with a long term commitment in excess of 3 years.

8.3 Conclusion

As mentioned in the section headed "Introduction" above, all the Continuing Connected Transactions, together with the Asset Acquisition, are proposed to be passed in one single resolution. The Continuing Connected Transactions are therefore to be approved or disapproved altogether. All the Continuing Connected Transactions accordingly should be considered as a whole. We consider that the circumstances in this transaction do not warrant consideration of each Continuing Connected Transaction separately.

Accordingly, based on (i) our review of available information of cross-border strategic alliance transactions relating to similar ongoing arrangements ancillary to strategic partnership or joint ventures (although no direct comparables are available in the market due to the specific circumstances of this transaction); (ii) our discussions with the Directors and the Company's management; and (iii) the general rationale and special circumstances as explicated by the Company above, and taking all the Continuing Connected Transactions as a whole, we are of the view that it is normal business practice for ongoing arrangements between strategic partners which are ancillary to and taking effect after formation of the strategic alliance or joint ventures, including contracts of this type of Continuing Connected Transactions, to be of duration exceeding three years.

9. PROPOSED ANNUAL MONETARY LIMITS FOR THE CONTINUING CONNECTED TRANSACTIONS

By an announcement dated 8 December 2004 (and revised on 28 December 2004), the Directors announced their expectation of the aggregate amount of fees payable for each applicable year under each of the Continuing Connected Transactions.

A summary of the annual monetary limits proposed by the Company, and which have been referred to in this letter, is set out below:

Fees payable by the Company to IBM:

Agreement	Year	Proposed annual monetary limit for each of the annual year commencing on Initial Closing				
		1st	2nd	3rd	4th	5th
		(US$ million)				
Transition Services Agreement		285	223	197	N/A	N/A
SFAD Agreement (Distribution Channel Financing Services)		84	86	87	89	90
IGS Services Agreement		273	318	188	191	195
Marketing Support Agreement		291	278	194	77	26
Real Estate Arrangements		78	54	30	30	31

Fees payable by IBM to the Company:

Agreement	Year	Proposed annual monetary limit for each of the annual year commencing on Initial Closing				
		1st	2nd	3rd	4th	5th
		(US$ million)				
SFAD Agreement (Customer Financing Services)		8	9	9	9	9
SFAD Agreement (Excess Surplus Disposition Services)		58	60	61	62	63
IGS Services Agreement		15	15	15	16	16
Internal Use Purchase Agreement		500	512	520	530	541

In respect of the Master Distribution Agreement, no annual cap amount has been determined by the Company. Shareholders should refer to pages 89–91 of this letter for further details on the reason that no such cap is applicable in respect of the Master Distribution Agreements.

As set out above, the annual caps for the future monitoring of the Continuing Connected Transactions will be calculated according to the annual anniversary of the Initial Closing, instead of the Company's financial year. However, the Company has stated that it will implement such procedures and annual disclosure in the future so as to monitor the accurate control of the transactions within the relevant caps. Shareholders should note the procedures detailed in the Letter from the Board on page 45 of the Circular in this relation. The Company has also confirmed that it undertakes to comply in full with Rules 14A.37 to 14A.40 of the Listing Rules, including, among others, auditors' annual confirmation on whether the caps have been exceeded. Assuming and based on strict implementation of the procedures and strict compliance with the Listing Rules, we consider that the cap amount can be referenced against future financial information of the Enlarged Group in its future annual reports.

10. REQUIREMENTS UNDER THE LISTING RULES AND INDEPENDENT SHAREHOLDERS' APPROVAL

Under the Listing Rules, the Continuing Connected Transactions are subject to disclosure and Independent Shareholders' approval requirements as set out in Rule 14A.35 of the Listing Rules. As stated in the Letter from the Board, no Shareholder is required to abstain from voting in respect of the resolution to consider the Continuing Connected Transactions.

At the Extraordinary General Meeting, resolution numbered 1 will be proposed for the purpose of considering and, if thought fit, approving, among others, the Continuing Connected Transactions, notice of which is set out on pages 324 to 327 of the Circular. According to Rule 14A.52 of the Listing Rules, the votes taken for resolution numbered 1 will be taken by poll.

Shareholders should note that resolution numbered 1 have been structured to approve the Asset Acquisition and the Continuing Connected Transactions together by combining them as one resolution. Accordingly, Shareholders should note that the Asset Acquisition and the Continuing Connected Transactions will be approved or disapproved together while it will not be possible to approve one but not the other. Pursuant to the Voting Agreement, and subject to relevant laws and regulations, the Major Shareholder, holding in excess of 50% of the existing issued Shares, has covenanted and agreed with IBM to vote (or cause to be voted) in favour of, among others, the Asset Purchase Agreement and the Continuing Connected Transactions at the Extraordinary General Meeting. Accordingly, we were given to understand that it is inevitable that the resolution will be approved at the Extraordinary General Meeting.

OVERALL RECOMMENDATION

Having taken into account the rationale and considerations set out above, we are of the view that the Continuing Connected Transactions, taken as a whole, are (a) carried out in the ordinary and usual course of the Enlarged Group's business; (b) based on normal commercial terms and are fair and reasonable; and (c) in the interests of the Company and the Shareholders as a whole. We are also of the view that the terms of the Continuing Connected Transactions, including the proposed annual monetary caps for the Continuing Connected Transactions for each of the relevant years following the Initial Closing (including that the transactions underlying the Master Distribution Agreement are not subject to any annual cap) are fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

On this basis, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting to the extent of approving the Continuing Connected Transactions and the annual caps thereunder (including in respect of the Master Distribution Agreement which is not subject to any annual cap).

Yours faithfully,
For and on behalf of
Cazenove Asia Limited

Karman Hsu
Managing Director
and
Head of Corporate Finance

Michael Ngai
Director

INTRODUCTION

Pursuant to the Asset Purchase Agreement dated 7 December 2004 signed between the Company and IBM, the Company agreed, subject to certain conditions, to acquire from IBM certain assets and assume certain liabilities in connection with PCD in consideration of certain new Shares and Non-voting Shares to be issued by the Company as well as a cash payment. The Asset Acquisition constitutes a very substantial acquisition of the Company and an accountants' report in respect of PCD is therefore required by the Listing Rules to be included in the circular to its shareholders.

The audited combined financial statements of PCD, which have been prepared in accordance with US GAAP and audited by the Independent Registered Public Accounting Firm of IBM in accordance with the PCAOB Standards (hereinafter the "Audited US Combined Financial Statements"), form part of this circular and are presented in lieu of an accountants' report of PCD. Due to the following reasons, the Company has applied to the Stock Exchange for waivers from strict compliance with certain provisions of the Listing Rules governing the presentation and preparation of the accountants' report as further described below.

BACKGROUND OF PCD

IBM is a company incorporated in the USA with its primary listing on the New York Stock Exchange. PCD has been a part of a division of IBM, which has a global presence and is active in over 160 countries.

PCD has been under the management control of IBM, centrally operated by IBM together with other activities within IBM, and has never been operated individually under a separate entity or otherwise on a standalone basis. As PCD constitutes only part of IBM and is not required to be reported on as a distinct business under any regulation or legislation that governs IBM, no audited financial statements for PCD have previously been prepared or reported on a standalone basis. The financial information of PCD as set out in this appendix has been prepared as it was historically managed within IBM's management and measurement system and includes the global historical assets, liabilities and operations for which management is responsible, adjusted as necessary to conform with US GAAP. Certain assets and liabilities of PCD, which are included in the Audited US Combined Financial Statements may, or may not, be indicative of PCD on a standalone basis because PCD and IBM engage in extensive intercompany transactions, and PCD relies on IBM for substantially all of its operational and administrative support for which it allocated costs, assets and liabilities on a basis that management believes is appropriate in the circumstances. The amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had PCD been an entity operated independently of IBM.

AUDITED US COMBINED FINANCIAL STATEMENTS PREPARED BY IBM AND AUDITED BY PRICEWATERHOUSECOOPERS LLP

In accordance with Rule 4.03 of the Listing Rules, an accountants' report is required to be prepared by professional accountants who are qualified under Professional Accountants Ordinance for appointment as auditors of a company. Rule 4.03 of the Listing Rules provided that, in the case of a circular issued by a listed issuer in connection with the acquisition of an overseas company, the Stock Exchange may be prepared to permit the accountants' report to be prepared by a firm of

accountants who is not so qualified but acceptable to the Stock Exchange. Such a firm must normally have an international name and reputation and be a member of a recognised body of accountants.

No financial statements of PCD have previously been prepared on a standalone basis as PCD largely pertains to divisions of IBM. The Audited US Combined Financial Statements as set out in Appendix I of this circular have been prepared in accordance with US GAAP and are audited under PCAOB Standards by IBM's Independent Registered Public Accounting Firm as referred to on page 108 in this circular, who is registered with the Public Company Accounting Oversight Board (United States).

The Audited US Combined Financial Statements of PCD require that various businesses and divisions be aggregated from the audited financial statements of the entire IBM group. This necessarily requires that the auditors must be familiar with not only PCD, but also the operations, systems and structure of IBM as a whole. Any professional accounting firm which does not have the benefit of prior knowledge of IBM as a whole but is asked to report on PCD, cannot be expected to be able to opine on the standalone financial statements of PCD without extending the scope of their audit to cover all the accounting systems and control procedures of IBM, which support the operations of not just PCD but also many of the different divisions within IBM. In particular, PCD and other divisions of IBM share many corporate services which are managed centrally by IBM.

Given the Asset Acquisition is in respect of PCD (which does not include other parts of IBM which will remain with IBM post-transaction), the Company has been informed that IBM will not be in a position to allow auditors other than its own Independent Registered Public Accounting Firm to access its systems and accounting records which cover other parts of IBM. Although the Company's auditors, PricewaterhouseCoopers Hong Kong, is an affiliated firm of IBM's Independent Registered Public Accounting Firm, they are two separate legal entities and are managed independently from each other. As the Company's auditors are not the auditors of IBM, and IBM does not consent to the Company's auditors reviewing its books and records other than those of PCD, it is impossible for the Company's auditors to report on the financial information of PCD by themselves or jointly with IBM's Independent Registered Public Accounting Firm under the Auditing Guideline 3.340 issued by the Hong Kong Institute of Certified Public Accountants (the "Auditing Guideline 3.340").

Under these circumstances, IBM's Independent Registered Public Accounting Firm is the most appropriate firm to report on the Audited US Combined Financial Statements of PCD, and given IBM's Independent Registered Public Accounting Firm has already spent significant time on the audit of the Audited US Combined Financial Statements in anticipation of the planned disposal of PCD, it is indeed impossible for other accounting firms to perform the work as required.

As IBM's Independent Registered Public Accounting Firm is not registered under the Professional Accountants Ordinance of the laws of Hong Kong, the Company has therefore applied to the Stock Exchange for a waiver from strict compliance with Rule 4.03 of the Listing Rules.

AUDITED FINANCIAL STATEMENTS OF PCD PREPARED IN ACCORDANCE WITH US GAAP

In accordance with Rule 4.11 of the Listing Rules, the financial history of the results and the statement of assets and liabilities included in the accountants' report are required to be prepared in conformity with Hong Kong GAAP or International Financial Reporting Standards.

IBM advises that the existing accounting system, control procedures and data maintenance functions are managed on a centralized basis. Since the accounting records of IBM and thus PCD are maintained in accordance with US GAAP, it is not possible to prepare financial statements of PCD under Hong Kong GAAP without changing IBM's internal accounting standards to conform with Hong Kong GAAP, changing the chart of accounts and training the employees across various countries. The multiple countries in which IBM operates further complicates this exercise. Under these circumstances, audited financial statements of PCD are prepared under US GAAP instead of Hong Kong GAAP.

The audited financial statements of PCD are therefore prepared in accordance with US GAAP, with an explanation of the differences and a line-by-line reconciliation statement (the "Reconciliation") between the accounting policies of PCD and those of the Company which follow Hong Kong GAAP. The Company's auditors, PricewaterhouseCoopers Hong Kong, have reviewed the adjustments made in the Reconciliation and carried out additional procedures as required under the Auditing Guideline 3.340 in connection with the adjustments in arriving at the Hong Kong GAAP financial information. The Reconciliation and the high level assurance report issued by the Company's auditors are set out in Appendix II to this circular.

The Company has therefore applied to the Stock Exchange for a waiver from strict compliance with Rule 4.11 of the Listing Rules.

AUDITED US COMBINED FINANCIAL STATEMENTS PRESENTED IN LIEU OF ACCOUNTANTS' REPORT

In accordance with Rule 14.69 of the Listing Rules, the reporting accountants of the Company are required to prepare an accountants' report on PCD using accounting policies materially consistent with those of the Company and in accordance with the requirements of the Auditing Guideline 3.340.

IBM advises that the Audited US Combined Financial Statements are prepared in accordance with US GAAP, and therefore its Independent Registered Public Accounting Firm have limitation in preparing accountants' report as prescribed by Auditing Guideline 3.340. As a publicly traded company in the United States, IBM is subject to the periodic reporting requirements of the US Securities and Exchange Commission ("SEC"). Under the SEC's rules regarding divestitures, IBM is not required to submit any documents to the SEC regarding this transaction. In connection with the waiver application by the Company to the Stock Exchange in respect of strict compliance of Rule 14.69 (4)(a)(i) as mentioned above, IBM has agreed to submit to the SEC a Form 8K with the Audited US Combined Financial Statements, that is being presented in this transaction before or on the same date as the mailing of the circular to the shareholders of the Company. In order that the same set of financial information is published in the USA and in Hong Kong, the Company is of the opinion that IBM should not present the Audited US Combined Financial Statements of PCD in a Hong Kong accountants' report format for the purpose of fulfilling the disclosure requirements in Hong Kong.

For the purpose of disclosing the same level of information in the circular as that contained in any accountants' report, the Audited US Combined Financial Statements include additional disclosure information in accordance with the relevant requirements set out in the Listing Rules and the Hong Kong Companies Ordinance. Assets and liabilities of PCD together with its results are restated from US GAAP to Hong Kong GAAP and in accordance with the accounting policies materially consistent with those of the Company which are covered by a high level assurance report

issued by the Company's auditors. The Company's auditors have carried out additional procedures as required under the Auditing Guideline 3.340 in connection with the adjustments in arriving at the Hong Kong GAAP financial information. The high level assurance report issued by the Company's auditors, PricewaterhouseCoopers Hong Kong, in this respect is set out in Appendix II to this circular.

The Company has therefore applied to the Stock Exchange for a waiver from strict compliance with Rule 14.69(4)(a)(i) of the Listing Rules, which requires the preparation of an accountants' report on the business acquired in accordance with Chapter 4 of the Listing Rules.

AUDITED US COMBINED FINANCIAL STATEMENTS AUDITED UNDER PCAOB STANDARDS

IBM advises that the financial reporting processes of IBM are designed to facilitate the independent audit purpose in accordance with PCAOB Standards and therefore, its Independent Registered Public Accounting Firm has conducted the audit on the US GAAP financial statements in accordance with PCAOB Standards.

The Company is of the opinion that PCAOB Standards and Hong Kong Statements of Auditing Standards are substantially consistent with each other. In addition, the Company's auditors have carried out additional procedures with reference to the Auditing Guideline 3.340 in connection with the adjustments to arrive at the Hong Kong GAAP financial information, details of which are set out in Appendix II to this circular. Therefore, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 4.08(3) of the Listing Rules, which requires the accountants' report to be prepared in accordance with Auditing Guideline 3.340.

AUDIT OPINION ON THE AUDITED US COMBINED FINANCIAL STATEMENTS IS "FAIRLY PRESENTED"

The audit opinion on the Audited US Combined Financial Statements is "fairly presented" in conformity with the requirement under US GAAP. This audit opinion does not strictly comply with the requirement under Rule 4.08(2) of the Listing Rules and the Hong Kong Companies Ordinance, which requires the reporting accountants to express a "true and fair" audit opinion.

Notwithstanding the above, the Company is of the opinion that both opinions provide the same degree of assurance on any audited financial statements, and therefore has applied to the Stock Exchange for a waiver from strict compliance with Rule 4.08(2) of the Listing Rules for reporting accountants to express a true and fair audit opinion.

The following is the text of the Audited US Combined Financial Statements, prepared by IBM and audited by IBM's Independent Registered Public Accounting Firm, for inclusion in this circular:

Personal Computing Division

A Division of International Business Machines Corporation

Combined Financial Statements

June 30, 2004

December 31, 2003, 2002 and 2001

Personal Computing Division
A Division of International Business Machines Corporation
Combined Financial Statements



PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of International Business Machines Corporation:

In our opinion, the accompanying Combined Financial Statements and related footnotes appearing on pages I-3 through I-38 present fairly, in all material respects, the financial position of the Personal Computing Division ("PCD" or the "Business"), a division of International Business Machines Corporation, at June 30, 2004, December 31, 2003, December 31, 2002 and December 31, 2001, and the results of its operations and cash flows for the six-month period ended June 30, 2004 and for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note D, the Business and its parent, International Business Machines Corporation engage in extensive intercompany transactions, and the Business relies on its parent for substantially all of its operational and administrative support for which it is allocated costs on a basis that management believes is appropriate in the circumstances. The amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had the Business been an entity operated independently of the parent.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
December 16, 2004

Personal Computing Division
A Division of International Business Machines Corporation
Combined Statement of Operations

	NOTES	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
		2004	2003 (UNAUDITED)	2003	2002	2001
		(US dollars in millions)				
NET REVENUE:						
External sales		$5,003	$4,160	$9,288	$8,962	$9,745
Sales to IBM	D	214	136	278	275	333
Total net revenue		5,217	4,296	9,566	9,237	10,078
COST OF REVENUE:						
External sales		4,492	3,668	8,327	8,066	8,815
Sales to IBM	D	214	136	278	275	333
Total cost of revenue		4,706	3,804	8,605	8,341	9,148
Gross profit		511	492	961	896	930
EXPENSE AND OTHER INCOME:						
Selling, general and administrative	N	511	489	1,013	1,038	1,201
Research, development and engineering	O	70	72	139	138	179
Intellectual property income		(27)	(30)	(75)	(118)	(134)
Other (income) and expense		1	(4)	1	(94)	(23)
TOTAL EXPENSE AND OTHER INCOME		555	527	1,078	964	1,223
LOSS BEFORE INCOME TAXES, MINORITY INTERESTS AND CHANGE IN ACCOUNTING PRINCIPLE		(44)	(35)	(117)	(68)	(293)
Provision for income taxes	M	74	51	115	86	77
Minority interests	J	21	11	26	17	17
Net loss before change in accounting principle		(139)	(97)	(258)	(171)	(387)
Effect of change in accounting principle	C	—	—	—	—	10
NET LOSS		$(139)	$(97)	$(258)	$(171)	$(397)

The accompanying notes on pages I-8 through I-38 are an integral part of the combined financial statements.

Personal Computing Division
A Division of International Business Machines Corporation
Combined Statement of Financial Position

	NOTES	AT JUNE 30 2004	AT DECEMBER 31 2003	2002	2001
		(US dollars in millions)			
ASSETS					
Current assets:					
Cash		$297	$211	$199	$110
Accounts receivable — trade (net of allowances of US$7 million in 2004, US$7 million in 2003, US$9 million in 2002 and US$14 million in 2001)		398	470	425	443
Inventories, net	F	279	235	216	322
Prepaid expenses and other current assets		192	120	118	151
Total current assets		1,166	1,036	958	1,026
Plant and other property	G	806	968	1,129	1,149
Less: Accumulated depreciation	G	498	607	728	718
Plant and other property, net	G	308	361	401	431
Investments and sundry assets	H	60	61	58	38
TOTAL ASSETS		$1,534	$1,458	$1,417	$1,495
LIABILITIES AND INVESTED EQUITY/(DEFICIT)					
Current liabilities:					
Taxes	M	$21	$35	$18	$17
Accounts payable		1,441	1,457	1,168	956
Compensation accruals		30	41	51	53
Deferred revenue		21	24	47	30
Warranty accruals		289	237	196	181
Rebates and returns accrual		175	193	176	191
Software royalties payable		159	166	145	107
Other accrued expenses and liabilities		57	43	47	40
Total current liabilities		2,193	2,196	1,848	1,575
Warranty accruals non-current		229	191	144	133
Minority interests and other long-term liabilities	J	87	62	53	53
TOTAL LIABILITIES		2,509	2,449	2,045	1,761
Contingencies and commitments	L				
IBM's net investment		(973)	(984)	(613)	(288)
Accumulated other comprehensive income/(loss)	K	(2)	(7)	(15)	22
TOTAL INVESTED EQUITY/(DEFICIT)		(975)	(991)	(628)	(266)
TOTAL LIABILITIES AND INVESTED EQUITY/ (DEFICIT)		$1,534	$1,458	$1,417	$1,495

The accompanying notes on pages I-8 through I-38 are an integral part of the combined financial statements.

Personal Computing Division
A Division of International Business Machines Corporation
Combined Statement of Invested Equity/(Deficit)

	IBM'S NET INVESTMENT	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	TOTAL
		(US dollars in millions)	
2001			
Invested equity/(deficit), January 1, 2001	$(182)	$—	$(182)
Net investment by IBM	291	—	291
Net loss plus gains and (losses) included in other comprehensive income/(loss):			
Net loss	(397)	—	(397)
Gains and (losses) included in other comprehensive income/(loss) (net of tax):			
Net unrealized gains on SFAS No. 133 cash flow hedge derivatives during 2001 (net of tax)	—	17	17
Foreign currency translation adjustments (net of tax)	—	5	5
Invested equity/(deficit), December 31, 2001	(288)	22	(266)
2002			
Net investment by IBM	(155)	—	(155)
Net loss plus gains and (losses) included in other comprehensive income (loss):			
Net loss	(171)	—	(171)
Gains and (losses) included in other comprehensive income/(loss) (net of tax):			
Net unrealized losses on SFAS No. 133 cash flow hedge derivatives during 2002 (net of tax)	—	(24)	(24)
Foreign currency translation adjustments (net of tax)	—	(13)	(13)
Tax effect — stock transactions	1	—	1
Invested equity/(deficit), December 31, 2002	(613)	(15)	(628)
2003			
Net investment by IBM	(113)	—	(113)
Net loss plus gains and (losses) included in other comprehensive income/(loss):			
Net loss	(258)	—	(258)
Gains and (losses) included in other comprehensive income/(loss) (net of tax):			
Net unrealized losses on SFAS No. 133 cash flow hedge derivatives during 2003 (net of tax)	—	1	1
Foreign currency translation adjustments (net of tax)	—	7	7
Invested equity/(deficit), December 31, 2003	$(984)	$(7)	$(991)

The accompanying notes on pages I-8 through I-38 are an integral part of the combined financial statements.

Personal Computing Division
A Division of International Business Machines Corporation
Combined Statement of Invested Equity/(Deficit)

	IBM'S NET INVESTMENT	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	TOTAL
		(US dollars in millions)	
Invested equity/(deficit), December 31, 2003	$(984)	$(7)	$(991)
2004			
Net investment by IBM	150	—	150
Net loss plus gains and (losses) included in other comprehensive income/(loss):			
Net loss	(139)	—	(139)
Gains and (losses) included in other comprehensive income/(loss) (net of tax):			
Net unrealized gains on SFAS No. 133 cash flow hedge derivatives during first six months of 2004 (net of tax)	—	7	7
Foreign currency translation adjustments (net of tax)	—	(2)	(2)
Invested equity/(deficit), June 30, 2004	$(973)	$(2)	$(975)

The accompanying notes on pages I-8 through I-38 are an integral part of the combined financial statements

Personal Computing Division
A Division of International Business Machines Corporation
Combined Statement of Cash Flows

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003 (UNAUDITED)	2003	2002	2001
	(US dollars in millions)				
CASH FLOW FROM OPERATING ACTIVITIES:					
Net loss	$(139)	$(97)	$(258)	$(171)	$(397)
Adjustments to reconcile net loss to cash provided by operating activities:					
Depreciation	28	31	61	64	83
Deferred income taxes	—	1	2	4	(3)
Net loss/(gain) on asset sales and other	1	(4)	(2)	(93)	—
Minority interest expense	21	11	26	17	17
Change in operating assets and liabilities:					
Receivables	68	34	(24)	29	303
Inventories	(46)	(68)	(34)	76	230
Other assets	(56)	(13)	17	27	55
Accounts payable	(14)	37	268	175	(502)
Other liabilities	66	(28)	115	77	15
NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	(71)	(96)	171	205	(199)
CASH FLOW FROM INVESTING ACTIVITIES:					
Payments for plant and other property	(36)	(71)	(97)	(86)	(107)
Proceeds from disposition of plant and other property	5	72	73	163	2
Transfers of assets at net book value to/(from) IBM	41	15	7	(10)	95
Distributions to joint venture minority interest holders	(4)	(4)	(31)	(32)	(28)
Proceeds from disposition of other investments	—	1	2	3	2
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	6	13	(46)	38	(36)
CASH FLOW FROM FINANCING ACTIVITIES:					
Net IBM investment	150	25	(113)	(155)	291
Proceeds from receipts of short-term financing	—	12	—	—	—
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	150	37	(113)	(155)	291
Effect of exchange rate changes on cash	1	—	—	1	—
Net change in cash	86	(46)	12	89	56
Cash at January 1	211	199	199	110	54
CASH AT JUNE 30, AND DECEMBER 31	$297	$153	$211	$199	$110

The accompanying notes on pages I-8 through I-38 are an integral part of the combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

A. Description of Business and Basis of Presentation

The Personal Computing Division ("PCD" or the "Business") is a division of International Business Machines Corporation ("IBM"). The Business develops, manufactures and markets personal computer products including a wide variety of notebook and desktop computers and related accessories. The Business operates worldwide through three primary sales/distribution channels including: direct/large enterprise customers; distributors, remarketers and resellers; and internet/direct order channels.

IBM facilitates the financing of product purchases from the Business, including, but not limited to, providing commercial loans and lease financing to IBM's "business partners" which include distributors, resellers, and other remarketers of PCD's products. In addition, IBM provides end-user financing, including leasing, installment loans and other facilities to end-users of personal computer equipment, including customers of IBM's business partners.

The Combined Financial Statements have been derived from the accounting records of IBM using the historical bases of assets and liabilities of PCD. The June 30, 2003 data contained in these Combined Financial Statements is unaudited and presented for comparative purposes. Management believes the assumptions underlying the Combined Financial Statements are reasonable. However, the Combined Financial Statements included herein may not necessarily reflect the Business' results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Business operated as a stand-alone entity during the periods presented.

The Business and its parent, IBM, engage in extensive intercompany transactions, and the Business relies on its parent for substantially all of its operational and administrative support for which it is allocated costs on a basis that management believes is appropriate in the circumstances. The amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had the Business been an entity operated independently of the parent.

The Combined Financial Statements include allocations of certain IBM corporate expenses, including centralized research, legal, human resources, payroll, accounting, employee benefits, real estate, insurance, information technology, telecommunications, treasury and other IBM corporate and infrastructure costs. The expense and cost allocations have been determined on bases that IBM and the Business consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Business during the periods presented. In addition to the allocated costs, the Business also receives charges based on agreements between the Business and other entities within IBM for operational and functional support in critical areas such as the following: direct sales and marketing; manufacturers' warranty (including fulfilling obligations under product warranties); brand marketing; procurement; financing; information technology; logistics and fulfillment services; site management and real estate; research and development; licensing of brand names, trademarks, know-how, and other intellectual property; human resources; tax-related services; intellectual property management and royalty settlement services.

IBM uses a centralized approach to cash management and financing of its operations. Transactions relating to the Business are accounted for through the IBM net investment account for the Business. Accordingly, none of the IBM cash, cash equivalents or debt at the corporate level has been assigned to the Business in the Combined Financial Statements. Cash in the Combined Financial Statements represents amounts held locally by the Business' operations in China and South Korea. See note T, "Subsequent Events," on page I-33 for a description of the September, 2004 agreement to dissolve the Business' joint venture in South Korea.

See note D, "Transactions with IBM" on pages I-15 to I-18 for further description of the relationships the Business has with IBM.

Risks and Uncertainties

The Business has from inception operated as an integrated part of IBM and within the IBM infrastructure. As a consequence, the Business has not operated as a stand-alone business. The Business benefits from centralized IBM functions, such as global procurement and integrated supply chain. The historical financial statements may, therefore not reflect the results of operations, financial position or cash flows that would have resulted had the Business been operated as a separate entity.

The Business purchases all of its microprocessors from a single supplier and a significant amount of its personal computer products are shipped preloaded with software from a single supplier.

The Business currently sources a significant amount (over 40 percent in the first six months of 2004 and over 50 percent in 2003) of its products from one external supplier. If this supplier were unable to deliver products for an extended period of time, the Business would be required to find replacement products from an alternative supplier or suppliers, which may not be available on a timely or cost effective basis.

Additionally, greater than 50 percent (in the first six months of 2004) and greater than 30 percent (in 2003) of the Business' products are manufactured as part of joint ventures with third parties, primarily in Asia. These relationships are important to the Business meeting its production commitments. See note T, "Subsequent Events," on page I-33 for a description of the September, 2004 agreement to dissolve the Business' joint venture in South Korea.

During the periods presented, the Business experienced quality issues with certain components of the product set. The warranty costs associated with these quality issues were charged to Cost of revenue External sales. The Business had total warranty costs of US$365 million and US$226 million for the periods ended June 30, 2004 and 2003, respectively, and US$586 million, US$430 million and US$452 million in the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, a significant portion of the Business' customers finance their purchases through commercial loans from IBM's financing operations. This financing component is an integral part of the relationship which the Business has with its customers and business partners.

Liquidity

The Business has a history of recurring losses, negative working capital and an accumulated deficit. The ability to settle obligations as they come due is dependent on IBM funding the operations on an ongoing basis. IBM is committed to funding the operations as necessary to meet the obligations of the Business as they come due, for as long as the Business is owned and controlled by IBM.

B. Significant Accounting Policies

Principles of Combination

The Combined Financial Statements have been prepared for the Business as it was historically managed within IBM's management and measurement system and includes the global historical assets, liabilities and operations for which management is responsible, including certain joint venture investments, adjusted as necessary to conform with accounting principles generally accepted in the United States of America (GAAP). All significant intra-company transactions within the Business have been eliminated. All significant transactions between the Business and other entities of IBM are included in these Combined Financial Statements. All intercompany transactions are considered to be effectively settled for cash in the Combined Statement of Cash Flows at the time the transaction is recorded. Certain assets and liabilities of the Business, which are included in these Combined Financial Statements may, or may not, be indicative of the Business on a stand-alone basis.

Use of Estimates

The preparation of Combined Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the Combined Financial Statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the Business may undertake in the future, actual results may be different from the estimates. These estimates include, but are not limited to, allowance for price protection, returns and other vendor support arrangements, allowance for doubtful accounts, realization of deferred tax assets, inventory valuation allowances, warranty obligations and employee compensation accruals.

Revenue

The Business recognizes revenue when it is realized or realizable and earned. The Business considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery is considered to have occurred upon transfer of title and risk of loss to the customer, generally at shipment, and revenue is recognized provided there are no unfulfilled business obligations that affect customers' final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. The Business and IBM allocate revenue from multiple-element arrangements on a relative fair value basis in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The Business estimates and records incentive offerings, including price protection, promotions, and other volume-based incentives, and expected returns as reductions of revenue.

Expense and Other Income

Selling, General and Administrative

Selling, general and administrative (SG&A) expense is charged to operations as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as advertising, sales commissions and travel. General and administrative expense includes such items as executive salaries, office supplies, non-income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as a provision for doubtful accounts and workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business.

Research, Development and Engineering

Research, development and engineering (RD&E) costs are expensed as incurred.

Intellectual Property Income

As part of the Business' ongoing business investment in research and development (R&D), the Business licenses the rights to certain of IBM's intellectual property (IP) including internally-developed patents through licensing/royalty-based arrangements. Licensing/royalty-based arrangements involve transfers in which the Business earns the income over time, or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee's revenue).

Other (Income) and Expense

Other (income) and expense includes principally gains from sales of manufacturing operations, interest income and foreign currency transaction gains and losses.

Depreciation and Amortization

Plant and other property are carried at cost and are depreciated over their estimated useful lives using the straight-line method. Plant and other property are included in the Combined Statement of Financial Position when they are managed by the Business i.e., "landlord-tenant basis" and are not necessarily reflective of ownership. Depreciation charges for Plant and other property managed by the Business which are utilized by other IBM units are recovered in occupancy/usage billings to such IBM units resulting in a cost/expense reduction to the Business. Refer to Note D, "Transactions with IBM," on pages I-15 to I-18. The estimated useful lives of depreciable properties generally are as follows: buildings, 50 years; building equipment, 20 years; land improvements, 20 years; plant, laboratory and office equipment, 2 to 15 years; and computer equipment, 1.5 to 5 years.

Retirement-Related Benefits

The Business' employees and IBM employees that provide direct support to the Business participate in certain defined benefit pension plans, certain defined contribution plans and certain nonpension postretirement benefit plans, all of which are sponsored by IBM. The Business accounts for costs related to defined benefit pension and nonpension postretirement benefit plans on a multi-employer plan basis as a participant, in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. SFAS No. 87 provides that an employer that participates in a multi-employer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As a consequence, no assets or liabilities relative to these retirement-related plans have been included in the Combined Statement of Financial Position. See note R, "Retirement-Related Benefits," on pages I-28 and I-29 for further information regarding the plans in which the Business' employees participate.

Stock-Based Compensation

The Business' employees participate in IBM's various incentive award plans. The Business applies the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for stock-based compensation arrangements. Accordingly, the Business records expense for grants of employee stock-based compensation awards equal to the excess of the market price of the underlying IBM shares at the date of grant over the exercise price of the stock-related award, if any (known as the intrinsic value). Generally, all employee stock options are issued with an exercise price equal to or greater than the market price of the underlying shares at grant date and therefore, no compensation expense is recorded. In addition, no compensation expense is recorded for purchases of IBM stock made by the Business' employees under the IBM Employee Stock Purchase Program (ESPP) in accordance with APB No. 25. Additionally, the intrinsic value of restricted stock units and certain other stock-based awards issued to employees as of the date of grant is amortized to compensation expense over the vesting period. To the extent there are performance criteria that could result in an employee receiving more or less (including zero) IBM shares than the number of units granted, the unamortized compensation is marked to market during the performance period based upon the intrinsic value at the end of each quarter.

The following table summarizes the pro forma operating results of the Business, had compensation cost for stock- based awards granted and employee stock purchases under the ESPP (see note Q, "Stock-Based Compensation Plans" on pages I-26 and I-27) been determined in accordance with the fair value-based method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation."

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Net loss, as reported	$(139)	$(97)	$(258)	$(171)	$(397)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	3	2	3	5	5
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	13	16	29	35	32
Pro forma net loss	$(149)	$(111)	$(284)	$(201)	$(424)

The pro forma amounts that are disclosed in accordance with SFAS No. 123 reflect the portion of the estimated fair value of awards that was earned for the periods present above. The fair value of stock option grants was estimated using a Black-Scholes option-pricing model with the assumptions listed in the table below. The assumptions used and fair values of such awards are indicative of an IBM stock option and may not necessarily be representative of the value of a comparable award granted by the Business.

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
Option term (years)	5	5	5	5	5
Volatility	38.6%	39.9%	39.9%	40.4%	37.7%
Risk-free interest rate (zero coupon U.S. treasury note)	3.4%	2.6%	2.9%	2.8%	4.4%
Dividend yield	0.7%	0.7%	0.7%	0.7%	0.5%
Weighted-average fair value per option (in US dollars)	$36	$29	$30	$32	$42

Income Taxes

The Business' income taxes as presented are calculated on a separate tax return basis, although the Business' operations have historically been included in IBM's U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. IBM's global tax model has been developed based on its entire portfolio of businesses. Accordingly, the Business' tax results as presented are not reflective of the results that the Business would have generated on a stand-alone basis.

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized.

Translation of Non-U.S. Currency Amounts

Assets and liabilities of non-U.S. operations that conduct business in a local currency environment are translated to U.S. dollars at year-end exchange rates for the periods ending December 31, 2003, 2002 and 2001, and at June 30, 2004 exchange rates for the six months ended June 30, 2004. Income and expense items are translated at weighted-average rates of exchange prevailing during the year or the six month periods as presented. Translation adjustments are recorded within Invested equity/(deficit).

For operations that conduct business in U.S. dollars, or whose economic environment is highly inflationary, Inventories, Plant and other property, net and other non-monetary assets and liabilities are translated at approximate exchange rates prevailing when the Business acquired the assets or liabilities. All other assets and liabilities of these entities are translated at year-end exchange rates for the periods ending December 31, 2003, 2002 and 2001, and at June 30, 2004 exchange rates for the six months ended June 30, 2004. Cost of revenue and depreciation are translated at historical exchange rates. All other income and expense items are translated at the weighted-average rates of exchange prevailing during the year or the six month periods as presented. Gains and losses that result from translation are included in net loss.

Derivatives

The Business recognizes derivative instruments including designated hedging transactions in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," (SFAS No. 133). All derivatives are recognized at fair value and are reported in Investments and sundry assets or Minority interests and other long-term liabilities in the Combined Statement of Financial Position.

The Business' primary rivative usage is designated as hedging the variability of cash flows of forecasted transact based on changes in foreign currency rates. Changes in value of effective cash flow hed are recorded net of applicable taxes, in Accumulated other comprehensive income/(los a component of Invested equity/(deficit). These accumulated amounts are reclassified tc st of revenue in the period that Net loss is affected by the variability of the underlyi ash flow. The reclassified amount is the applicable offsetting amount of the gain or lo eferred in Invested equity/(deficit) relating to the cash flows impacting that period's Ne s. Changes in the value of derivatives that are not designated as hedges at inception or afte ignation of a previously designated hedge, as well as changes in the value of derivatives nated as hedges that do not offset the underlying hedged item throughout the designated ge period, are recorded in Net loss each period and in Other (income) and expense.

The Business repc sh flows resulting from the Business' derivative financial instruments consistent wi classification of cash flows from the underlying hedged items as Cash flow from oper ctivities within the Combined Statement of Cash Flows.

See note I, "Deri and Hedging Transactions," on pages I-19 and I-20 for a description of the deriv struments used by the Business.

Inventories

Raw materials, wo n process and finished goods are stated at the lower of average cost or net realizable value. luded in inventory are those goods which are located at third party manufacturers for which e Business retains risk of loss.

Allowance for Uncolle le Receivables

An allowance for collectible trade receivables is recorded based on a combination of write-off history, aging analysis, and any specific known troubled accounts.

Factoring

The Business applies the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" when accounting for the sale of certain receivables to its parent company, IBM. In accordance with the provisions of SFAS No. 140, these transactions have been accounted for as sales and are not subject to recourse. As a result the related receivables have been excluded from the accompanying Combined Statement of Financial Position. For such receivable sales, the Business retains the obligation to dealers and remarketers for price protection, stock rotation and related vendor support and has reflected this as a liability in the Combined Financial Statements.

Royalties

The Business has royalty-bearing license agreements with vendors that allow the Business to sell certain products which are protected by patent, copyright or license. Royalty costs are included in Cost of revenue when the products are delivered.

Product Warranties

The Business records warranty liabilities for the estimated costs that may be incurred under its basic warranty for which the Business is obligated to perform. The Business estimates its warranty costs based on historical warranty claim experience for eligible products under warranty. Estimated costs for warranties applicable to revenue recognized in the current period are charged to Cost of revenue. These costs primarily include technical support, parts, and labor associated with warranty repair and service actions. The warranty accrual is reviewed quarterly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Extended post-warranty service contracts are excluded from these financial statements as these contracts are managed by a separate IBM business entity.

C. Accounting Changes

Standards Implemented

In January 2003, the FASB issued FASB Interpretation Number 46 (FIN 46), "Consolidation of Variable Interest Entities," (effective for the year ended December 31, 2003) and amended it by issuing FIN 46-R in December 2003. Such guidance addresses consolidation by business enterprises of variable interest entities (VIEs) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest. The company chose to apply the guidance of FIN 46-R, as of March 31, 2004 in accordance with the Interpretation's transition provisions. Neither of these accounting pronouncements had a material impact on the Business' Combined Financial Statements.

On January 1, 2003, the Business adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. SFAS 143 requires the recording of an asset and a liability equal to the present value of the estimated costs associated with the retirement of long-lived assets for which a legal or contractual obligation exists. The asset is required to be depreciated over the life of the related equipment or facility, and the liability is required to be accreted each year based on a present value interest rate. The adoption of the standard did not have a material effect on the Business' Combined Financial Statements.

In 2003, the EITF reached a consensus relating to the accounting for multiple-element arrangements: Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 was adopted effective July 1, 2003 and did not have a material impact on the Business' Combined Financial Statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. The Business has adopted the disclosure requirements of FIN 45 (see note B, "Significant Accounting Policies," on page I-13 under "Product Warranties," and note L "Contingencies and Commitments," on pages I-21 to I-23) and applied the recognition and measurement provisions for all material guarantees entered into or modified in periods beginning January 1, 2003. The initial adoption of the recognition and measurement provisions of FIN 45 did not have a material impact on the Business' Combined Financial Statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The standard was adopted on January 1, 2002, and did not have a material impact on the Business' Combined Financial Statements.

On January 1, 2001, the Business adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedge Activities," and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments. As of January 1, 2001, the adoption of the new standard resulted in a cumulative effect charge of US$10 million included in the effect of change in accounting principle in the Combined Statement of Operations.

Effective January 1, 2001, the Business adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of SFAS No. 125." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. It also revises the accounting standards for securitizations and transfers of financial assets and collateral. The adoption did not have a material effect on the Business' Combined Financial Statements. The standard also requires new disclosures that are not applicable to the Business.

D. Transactions with IBM

Revenue/Cost of Revenue

The Business derived revenue from IBM of US$214 million and US$136 million, during the six months ended June 30, 2004 and 2003, respectively. In addition, the Business derived revenue from IBM of US$278 million, US$275 million and US$333 million, during each of the years ended December 31, 2003, 2002 and 2001, respectively. The revenue stream is valued at manufacturer's cost, consistent with how these product transactions were recorded within IBM. In addition, there is no stated or implied warranty on these transactions, i.e. the IBM user is responsible for any repair costs.

IBM Global Financing

IBM Global Financing (IGF, a division of IBM) is in the business of financing customer purchases of IBM products and services. IGF facilitates customer purchases of the Business' products through commercial lending and end-user leasing or loan arrangements. In this regard, certain dealers and remarketers obtain commercial loans and certain end-users obtain leases or loans to finance their purchases of products from the Business. IGF financing arrangements are conducted on an arms-length basis with customers and IGF regularly secures its interests in or takes title to financed products.

IGF originations of commercial loans to finance dealer and remarketer purchases of products from the Business approximated US$3,628 million and US$3,024 million for the six months ended June 30, 2004 and 2003, respectively. In addition, IGF originations of commercial loans approximated US$6,651 million, US$6,043 million, and US$7,103 million in 2003, 2002 and 2001, respectively. For such financed purchases, the Business retains the obligations to the dealers and remarketers for price protection, stock rotation, and related vendor support. This is recorded in the Rebates and returns accrual line in the Combined Statement of Financial Position.

IGF originations of leases to finance end-user customer purchases of products from the Business or from dealers and remarketers approximated US$393 million and US$488 million for the six months ended June 30, 2004 and 2003, respectively. In addition, IGF originations of leases to finance end-user customer purchases approximated US$1,054 million, US$1,164 million, and US$1,703 million in 2003, 2002 and 2001, respectively. IGF originations of customer loans to finance end-user customer purchases of products from the Business approximated US$16 million and US$18 million for the six months ended June 30, 2004 and 2003, respectively. IGF originations of customer loans to finance end-user customer purchases were US$68 million, US$46 million and US$179 million in 2003, 2002 and 2001, respectively.

Where concentrations with a particular dealer, remarketer or end-user customer exceed established IBM credit limits, or in certain other circumstances relating to credit quality, IGF requires an indemnification from the Business prior to the extension of credit. In these situations, the Business assumes the repayment risk on credit extended by IGF on its behalf. The amount of outstanding receivables due to IGF for such indemnifications was less than US$1 million as of June 30, 2004 and December 31, 2003. The Business did not realize significant losses through such indemnifications during the periods presented.

As compensation to IGF for providing commercial lending facilities to the dealers and remarketers of the Business' products and in addition to the returns earned by IGF on commercial lending and end-user leasing transactions, IGF charges the Business annually, market-rate based fees. Such fees, included in the income statement under Selling, general and administrative expense, amounted to US$33 million and US$29 million for the six months ended June 30, 2004 and 2003, respectively. Such fees were US$63 million, US$57 million and US$64 million during 2003, 2002 and 2001, respectively.

Working Capital Management

As part of the Business' working capital and liquidity management, the Business has entered into certain sales of receivables contracts with IBM. These sales transfer all rights, title and interest in the receivables to IBM at formulaically determined prices (factoring). The Business retains no residual credit exposure to the factored receivables. The Business does have a continued responsibility to service the receivables and remit collections to IBM.

Without this factoring program, the Business' gross accounts receivable would have been US$156 million higher at June 30, 2004 and US$161 million, US$126 million and US$139 million higher at December 31, 2003, 2002 and 2001, respectively.

Allocated Costs/Expenses

The Business receives support from IBM for certain corporate expenses, including centralized research and development, legal, human resources, payroll, accounting, information technology services, telecommunications, treasury and other IBM corporate and sales support/ infrastructure costs. The costs of providing these services have been allocated to the Business on bases that management considers to be appropriate and provide a reasonable reflection of the utilization of services provided or benefits received by the Business during the periods presented on a consistent basis. The allocation bases used include gross profit, revenue and operating expenses.

Allocated costs included in the accompanying Combined Statement of Operations follow:

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Cost of revenue	$4	$6	$11	$1	$(7)
Selling, general and administrative	187	150	321	344	382
Research, development and engineering	6	4	9	11	10
Other (income) and expense	4	5	10	(2)	(7)

Agreements With IBM

The Business has entered into various agreements to procure certain services from IBM. Prices and rates for such services are based on predetermined or otherwise negotiated amounts between IBM divisions. The following table, followed by a brief description, details the cost of services provided by IBM to the Business under such agreements:

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Services provided by IBM:					
Cost of revenue:					
Warranty costs	$238	$200	$421	$347	$361
Hardware costs	56	59	115	352	613
Overhead costs	74	58	134	122	135
IT services	45	57	105	85	91
Product distribution costs	31	37	73	80	100
Technology support costs	11	8	14	13	19
Software costs	3	4	7	6	6
Other	9	12	21	17	14
Total cost of revenue	$467	$435	$890	$1,022	$1,339
Selling, general and administrative	$170	$162	$337	$268	$308
Research, development and engineering	$13	$15	$29	$32	$34
Other (income) and expense	$—	$(10)	$(10)	$(41)	$(31)

Cost of revenue: These charges to the Business primarily include warranty, hardware, overhead, IT services, product distribution, technology support, and software costs. Warranty costs are charged based on each occurrence. Generally, component hardware costs are charged based on internally established transfer prices between IBM divisions. Overhead costs include employee benefits and occupancy costs related to the Business' manufacturing employees and procurement expenses. IT services are charged based on a combination of factors including usage and headcount. Product distribution costs are charged based on actual usage of freight carriers. Technology support costs are charged based on direct expenses including occupancy costs, salaries and benefits. Software costs are charged based on other IBM divisions' royalty and software development charges.

Selling, general and administrative: These charges to the Business primarily include IT services, fees paid to IGF for commercial lending activities, direct channel fees, marketing and sales programs, employee benefits, occupancy costs, customer fulfillment costs, administrative support, and human resources support. IT services are charged based on a combination of factors including usage and headcount. IT services charged to the Business were US$25 million and US$27 million for each of the six month periods ended June 30, 2004 and 2003, respectively and US$54 million, US$57 million, and US$62 million during each of the years ended December 31, 2003, 2002 and 2001, respectively. Direct channel fees are charged to the Business based on direct expenses including occupancy costs, salaries and benefits. Marketing and sales programs are charged based on direct expenses including marketing materials and development costs, occupancy costs, salaries and benefits. Employee benefits and occupancy costs for the Business' employees are charged from IBM. Customer fulfillment costs are charged based on direct expenses including occupancy costs, salaries and benefits. Administrative and human resources support are charged based on direct expenses including occupancy costs, salaries and benefits. As noted under the IBM Global Financing section on page I-15, fees paid as compensation to IGF for providing commercial lending facilities to the dealers and remarketers of the Business' products were US$33 million and US$29 million for each of the six month periods ended June 30, 2004 and 2003, respectively and US$63 million, US$57 million and US$64 million during each of the years ended December 31, 2003, 2002 and 2001, respectively.

Research, development and engineering services: The costs of providing these services are charged to the Business based on employee benefits and occupancy costs for the Business' employees performing research, development and engineering services. Additionally, the direct development expenses of other IBM divisions including occupancy costs, salaries and benefits, and IT services are charged from IBM.

Other (income) and expense: These amounts primarily include credits transferred to the Business from IBM that compensate the Business for taking certain low or negative margin contracts.

The Business passes through costs for amounts charged by IBM and its entities that are related to other IBM divisions. Additionally the Business has various agreements to provide services to other IBM divisions. The following table details the annual pass through costs and charges for services provided to other IBM divisions followed by a brief description.

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Costs and charges for services provided to other IBM divisions (reductions of the following categories):					
Cost of revenue:					
Hardware costs	$16	$14	$24	$34	$38
Overhead costs	55	59	106	117	170
Software costs	7	9	17	19	12
Product distribution costs	4	3	7	12	30
Technology support costs	1	4	7	26	26
Other	17	17	30	21	24
Total cost of revenue	$100	$106	$191	$229	$300
Selling, general and administrative	$61	$54	$119	$132	$235
Research, development and engineering	$3	$3	$6	$16	$4

Cost of revenue: These charges to IBM divisions primarily include both pass through costs and services provided to other IBM divisions for hardware, overhead, software, product distribution and technology support. The Business sources certain hardware components from its suppliers for other IBM divisions. Overhead costs charged to other IBM divisions primarily include procurement expenses, manufacturing employees' salaries and benefits, and occupancy costs. Software costs are charged based on external software developers' royalty related to other IBM divisions' products. Product distribution costs are charged based on actual usage of freight carriers. Technology support costs are charged based on direct expenses including occupancy costs, salaries and benefits. These costs have been included as a reduction of Cost of revenue.

Selling, general and administrative: These charges to IBM primarily include both pass through costs and services provided to other IBM divisions for marketing and sales programs, administrative support, human resources support and legal support. Marketing and sales programs are charged based on direct expenses including marketing materials and development costs, occupancy costs, salaries and benefits. Administrative and human resources support are charged based on direct expenses including occupancy costs, salaries and benefits. These costs have been included as a reduction of Selling, general and administrative expense.

Research, development and engineering services: These charges are primarily for research, development and engineering services activities provided by the Business to other IBM divisions and include direct development expenses, occupancy costs, salaries and benefits.

E. Sale of Manufacturing Operations

In January 2002, the Business sold certain of its North American and European desktop personal computer manufacturing operations to Sanmina SCI. Along with the sale, the Business entered into a three year outsourcing agreement with Sanmina SCI to manufacture personal computers for the Business. As a result of this transaction, the company sold fixed assets and inventory valued at approximately US$65 million and a US$91 million gain was recorded in Other (income) and expense in the Combined Statement of Operations. In January of 2003, the Business sold additional fixed assets and inventory valued at approximately US$61 million, as well as certain of its mobile personal computer manufacturing operations processes to Sanmina SCI. The result of this transaction was a US$5 million gain recorded in Other (income) and expense in the Combined Statement of Operations.

F. Inventories, net

	AT JUNE 30	AT DECEMBER 31		
	2004	2003	2002	2001
	(US dollars in millions)			
Finished goods	$172	$152	$141	$194
Work in process and raw materials	107	83	75	128
Total	$279	$235	$216	$322

G. Plant and Other Property, net

	AT JUNE 30	AT DECEMBER 31		
	2004*	2003	2002	2001
	(US dollars in millions)			
Land and land improvements	$38	$42	$50	$50
Buildings and building improvements	407	490	526	513
Plant, laboratory and office equipment	361	436	553	586
	806	968	1,129	1,149
Less: Accumulated depreciation	498	607	728	718
Total	$308	$361	$401	$431

* *Effective May 1, 2004, the Business no longer manages the Guadalajara, Mexico site. As a result of this change in management, Plant and other property, net was reduced by US$33 million. This is reflected in the Combined Statement of Cash Flows in Transfer of assets at net book value to/(from) IBM.*

H. Investments and Sundry Assets

	AT JUNE 30	AT DECEMBER 31		
	2004	2003	2002	2001
	(US dollars in millions)			
Deferred taxes	$32	$32	$24	$20
Goodwill	19	18	18	13
Other assets	9	11	16	5
Total	$60	$61	$58	$38

I. Derivatives and Hedging Transactions

In the normal course of operations, the Business is exposed to foreign currency fluctuations. The Business limits these risks by following established risk management policies and procedures including the use of derivatives. The Business does not use derivatives for trading or speculative purposes. Further, the Business has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and maintains strict dollar and term limits that correspond to the institution's credit rating.

The Business' operations generate non-functional currency, and generate and remit non-functional currency for third party vendor payments and intercompany payments for goods and services with IBM. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the business selectively employs foreign exchange forward and option contracts to manage its currency risk. At December 31, 2003 and June 30, 2004, the maximum remaining maturity of these derivative instruments was approximately 3 months.

At June 30, 2004, the assets recorded in the Combined Statement of Financial Position related to cash flow hedges was US$1.0 million.

At December 31, 2003, the net liabilities recorded in the Combined Statement of Financial Position related to cash flow hedges was US$5.3 million and consisted of US$0.1 million of assets and US$5.4 million of liabilities. At December 31, 2002, the net liabilities recorded in the Combined Statement of Financial Position related to cash flow hedges was US$5.8 million and consisted of US$0.2 million of assets and US$6.0 million of liabilities. At December 31, 2001, the assets recorded in the Combined Statement of Financial Position related to cash flow hedges was US$19.8 million.

The Business has recorded approximately US$6.4 million of net losses in Accumulated other comprehensive income/(loss) as of December 31, 2003, net of tax, the entire balance of which is expected to be reclassified to net income within the next year, providing an offsetting economic impact against the underlying anticipated cash flows hedged. There were no net gains or losses recorded in Accumulated other comprehensive income/(loss) at June 30, 2004.

The following table summarizes activity in the Accumulated other comprehensive income/(loss) section of the Combined Statement of Invested Equity/(Deficit) related to all derivatives classified as cash flow hedges held by the Business during the periods January 1, 2001 (the date of the Business' adoption of SFAS No. 133) through June 30, 2004:

	DEBIT/ (CREDIT) *(US dollars in millions, net of tax)*
Beginning balance as of January 1, 2001	$—
Net gains reclassified into operations from Invested equity/(deficit) during 2001	6
Changes in fair value of derivatives in 2001	(23)
December 31, 2001	(17)
Net losses reclassified into operations from Invested equity/(deficit) during 2002	(20)
Changes in fair value of derivatives in 2002	44
December 31, 2002	7
Net losses reclassified into operations from Invested equity/(deficit) during 2003	(26)
Changes in fair value of derivatives in 2003	25
December 31, 2003	6
Net losses reclassified into operations from Invested equity/(deficit) during 2004	3
Changes in fair value of derivatives in 2004	(9)
June 30, 2004	$—

At June 30, 2004 and December 31, 2003, there were no significant gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur; nor are there any anticipated in the normal course of business.

Derivative operations are provided through the centralized risk management and treasury functions of IBM. In addition to the specific direct hedge program above, the Business' Combined Statement of Operations includes an allocation of gains/losses related to IBM's global hedging programs. See note D, "Transactions with IBM", on pages I-15 to I-18 for further information regarding the allocation of certain IBM costs to the Business.

J. Minority Interests and Other Long-Term Liabilities

The Business has investments in joint ventures whose assets, liabilities and operations are included in the Combined Financial Statements. The Business manages the operations of the joint ventures. The joint ventures have both personal computer (PC) operations and non-personal computer operations. The results of the joint ventures' non-personal computer operations have been excluded from the results of the Business. Included in the Combined Statement of Operations are the results of the joint ventures' PC operations offset by minority interest expense (net of tax) of US$21 million and US$11 million, for the six month periods ended June 30, 2004 and June 30, 2003, respectively, and US$26 million, US$17 million and US$17 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Additionally, dividend distributions to parties holding a minority interest totaled US$4 million for the six month periods ended June 30, 2004 and 2003, and US$31 million, US$32 million and US$28 million for the years ended December 31, 2003, 2002 and 2001, respectively. Such amounts are included in the Combined Statement of Cash Flows as Investing Activities.

At December 31, 2003, 2002 and 2001, included in the Combined Statement of Financial Position is minority interest in joint ventures of US$56 million, US$48 million and US$48 million, respectively, which reflects the original investment by parties holding a minority interest in such joint ventures, along with their proportional share of the joint venture earnings, losses and distributions. At June 30, 2004, minority interest in joint ventures totaled US$77 million, of which US$16 million represents the amount related to the Business' South Korean joint venture.

See note T, "Subsequent Events," on page I-33 for a description of the 2004 agreement to dissolve the Business' joint venture in South Korea.

K. Comprehensive Income/(Loss*)

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Net loss	$(139)	$(97)	$(258)	$(171)	$(397)
Net unrealized gains/(losses) on cash flow hedge activities	7	7	1	(24)	17
Foreign currency translation adjustment	(2)	7	7	(13)	5
Comprehensive income/(loss)	$(134)	$(83)	$(250)	$(208)	$(375)

* *Net of tax.*

L. Contingencies and Commitments

The Business is involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property (IP), product liability, employment, and environmental matters. The following is a discussion of some of the more significant legal matters involving the Business.

On July 31, 2003, the U.S. District Court for the Southern District of Illinois, in Cooper et al. vs. The IBM Personal Pension Plan and IBM Corporation, held that IBM's pension plan violated the age discrimination provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On September 29, 2004, IBM announced that IBM and plaintiffs agreed in principle to resolve certain claims in the litigation. Under the terms of the agreement, plaintiffs will receive an incremental pension benefit in exchange for the settlement of some claims, and a stipulated remedy on remaining claims if plaintiffs prevail on appeal. Under the terms of the settlement, the judge will issue no further rulings on remedies. This settlement, together with a previous settlement of a claim referred to as the partial plan termination claim resulted in IBM taking a one-time charge of US$320 million in the third quarter of 2004.

This agreement ends the litigation on all but two claims, which are associated with IBM's cash balance formula. IBM will appeal the rulings on these claims. IBM continues to believe that its pension plan formulas are fair and legal. The company has reached this agreement in the interest of the business and IBM shareholders, and to allow for a review of its cash balance formula by the Court of Appeals. IBM continues to believe it is likely to be successful on appeal.

The agreement stipulates that if IBM is not successful on appeal of the two remaining claims, the agreed remedy will be increased by up to US$1.4 billion — a US$780 million remedy for the claim that IBM's cash balance formula is age discriminatory, and a US$620 million remedy for the claim that transition arrangements regarding opening account balances during the 1999 conversion were also age discriminatory (referred to as the "always cash balance" claim). The maximum additional liability the company could face as a result of the claims being appealed in this case is therefore capped at US$1.4 billion.

In the coming months, class members will receive formal notice of the settlement and the judge will hold a fairness hearing. Once the settlement is approved, IBM will appeal the liability rulings for the cash balance claims. As a result, the entire process could take over 2 years before reaching final conclusion.

On June 2, 2003 IBM announced that it received notice of a formal, nonpublic investigation by the Securities and Exchange Commission (SEC). The SEC is seeking information relating to revenue recognition in 2000 and 2001 primarily concerning certain types of client transactions. IBM believes that the investigation arises from a separate investigation by the SEC of Dollar General Corporation, a client of IBM's Retail Stores Solutions unit, which markets and sells point of sale products.

On January 8, 2004, IBM announced that it received a "Wells Notice" from the staff of the SEC in connection with the staff's investigation of Dollar General Corporation, which as noted above, is a client of IBM's Retail Stores Solutions unit. It is IBM's understanding that an employee in IBM's Sales & Distribution unit also received a Wells Notice from the SEC in connection with this matter. The Wells Notice notifies IBM that the SEC staff is considering recommending that the SEC bring a civil action against IBM for possible violations of the U.S. securities laws relating to

Dollar General's accounting for a specific transaction, by participating in and aiding and abetting Dollar General's misstatement of its 2000 results. In that transaction, IBM paid Dollar General US$11 million for certain used equipment as part of a sale of IBM replacement equipment in Dollar General's 2000 fourth fiscal quarter. Under the SEC's procedures, IBM responded to the SEC staff regarding whether any action should be brought against IBM by the SEC. The separate SEC investigation noted above, relating to the recognition of revenue by IBM in 2000 and 2001 primarily concerning certain types of client transactions, is not the subject of this Wells Notice.

In January 2004, the Seoul District Prosecutors Office in South Korea announced it had brought criminal bid rigging charges against several companies, including IBM Korea and LG IBM (a joint venture between IBM Korea and LG Electronics) and had also charged employees of some of those entities with, among other things, bribery of certain officials of government-controlled entities in Korea, and bid rigging. IBM Korea and LG IBM cooperated fully with authorities in these matters. A number of individuals, including former IBM Korea and LG IBM employees, were subsequently found guilty and sentenced. IBM Korea and LG IBM were also required to pay fines. Effective October 1, 2004, IBM Korea was debarred from doing business directly with certain government controlled entities in Korea until August 31, 2005. That order does not prohibit IBM Korea from selling products and services to business partners who sell to government controlled entities in Korea. In addition, the U.S. Department of Justice and the SEC have both contacted IBM in connection with this matter.

In accordance with SFAS No. 5, "Accounting for Contingencies," the Business records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Any recorded liabilities for the above items, including any changes to such liabilities during each of the three years in the period ended December 31, 2003 were not material to the Combined Financial Statements. Based on its experience, the Business believes that the damage amounts claimed in the matters referred to above are not a meaningful indicator of the potential liability.

Litigation is inherently uncertain and it is not possible to predict the ultimate outcome of the matters discussed above. While the Business will continue to defend itself vigorously in all such matters, it is possible that the Business' financial condition, results of operations, or cash flows could be affected in any particular period by the resolution of one or more of these matters. Whether any losses, damages or remedies finally determined in any such claim, suit, investigation or proceeding could reasonably have a material effect on the Business' financial condition, results of operations, or cash flow will depend on a number of variables, including the timing and amount of such losses or damages, the structure and type of any such remedies, the significance of the impact any such losses, damages or remedies may have on the Combined Financial Statements, and the unique facts and circumstances of the particular matter which may give rise to additional factors.

Commitments

The Business generally offers three-year warranties for its products. The company estimates the amount and cost of future warranty claims for its current period sales. These estimates are used to record accrued warranty cost for current period shipments. The company uses historical warranty claim information, as well as recent trends that might suggest that past cost information may differ from future claims.

Changes in the Business' warranty liability balance are illustrated in the following table:

	2004	2003	2002	2001
	(US dollars in millions)			
Balance at January 1	$428	$340	$314	$275
Current period accruals	218	381	298	295
Accrual adjustments to reflect actual experience	90	107	40	55
Charges incurred	(218)	(400)	(312)	(311)
Balance at June 30, 2004 and December 31, 2003, 2002 and 2001	$518	$428	$340	$314

Warranty costs disclosed on page I-9 in the Risks and Uncertainties section, includes items that are charged directly to Cost of revenue, External sales in the current year, and are not reflected in the warranty liability balance above.

In the ordinary course of its business, the Business enters into agreements that obligate it to purchase all or a portion of its requirements of a specific product, commodity or service from a supplier or vendor. These agreements are generally entered into in order to secure pricing or other negotiated terms and may or may not specify fixed or minimum quantities to be purchased. The Business has entered into several agreements that include commitments to purchase goods and services of either a fixed or minimum quantity that meet any of the following criteria: (1) non-cancelable, (2) the Business would incur a cancellation penalty, or (3) the Business must make specified minimum payments even if it does not take delivery of the contracted products or services. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the table below. If the obligation is cancelable, but the Business would incur a penalty if cancelled, the dollar amount of the penalty was included as a purchase obligation. Contracted minimum amounts specified in take-or-pay contracts are also included in the table below as they represent the portion of each contract that is a firm commitment.

	Total Contractual Payment Stream	Payments Due In			
		2004	2005	2006	2007
	(US dollars in millions)				
Purchase obligations as of June 30, 2004	$1,465	$102	$437	$451	$475

The Business has a purchase commitment with Hitachi, Ltd. (Hitachi) for the purchase of hard drives for its notebook and desktop computer products. The purchase commitment specifies a minimum purchase requirement of US$32 million in 2004 of its hard drives. For 2005 through 2007, the purchase commitment requires the Business to source 70 percent and 50 percent of its 2.5" and 3.5" hard drives, respectively. The Business has estimated this purchase commitment to be US$426 million, US$449 million, and US$475 million for 2005, 2006, and 2007, respectively, based on its forecasted sales, volume growth, and anticipated average purchase price for each year.

M. Taxes

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Income before income taxes:					
U.S. operations	$(307)	$(230)	$(448)	$(302)	$(382)
Non-U.S. operations	263	195	331	234	89
Total income before income taxes	$(44)	$(35)	$(117)	$(68)	$(293)

The provision for income taxes by geographic operations is as follows:

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
U.S. operations	$25	$17	$41	$31	$29
Non-U.S. operations	49	34	74	55	48
Total provision for income taxes	$74	$51	$115	$86	$77

The components of the provision for income taxes by taxing jurisdiction are as follows:

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
U.S.:					
Current	$—	$—	$—	$—	$—
Deferred	—	—	—	—	—
	$—	$—	$—	$—	$—
Non-U.S.:					
Current	$74	$50	$113	$84	$79
Deferred	—	1	2	2	(2)
Total provision for income taxes	$74	$51	$115	$86	$77

Differences between the income tax computed at the U.S. federal statutory tax rate of 35 percent and the income tax provision are as follows:

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Income tax (benefit) at statutory rate	$(15)	$(14)	$(41)	$(24)	$(106)
Foreign tax differential	(107)	(67)	(148)	(67)	(20)
Valuation allowance	196	132	304	177	203
Total provision for income taxes	$74	$51	$115	$86	$77

The Business' operating results have historically been included in IBM's consolidated U.S. federal and state income tax returns, or non-U.S. jurisdictions tax returns. The provision for income taxes in the Combined Financial Statements has been determined on a separate return basis. The Business is required to assess the realization of its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of those losses by IBM. This assessment requires judgment on the part of management with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets. Due to cumulative losses incurred in the U.S. and certain non-U.S. locations, a valuation allowance has been recorded against any net deferred tax assets in these jurisdictions.

The significant components of activities that gave rise to deferred tax assets and liabilities that are recorded in the Combined Statement of Financial Position were as follows:

DEFERRED TAXES	AT JUNE 30, 2004	AT DECEMBER 31, 2003	2002	2001
	(US dollars in millions)			
Federal, state and local tax loss carryforwards	$572	$459	$286	$159
Foreign tax loss carryforwards	210	182	75	36
Foreign tax credits	173	135	75	44
Miscellaneous expense accruals	135	151	155	136
Bad debt, inventory and warranty reserves	79	46	80	73
Gross deferred tax assets	1,169	973	671	448
Less: Valuation allowance	(1,125)	(929)	(625)	(399)
Net deferred tax assets	$44	$44	$46	$49

The deferred tax assets related to tax loss and credit carryforwards represent the tax effect of operational results relating solely to the six month period ended June 30, 2004 and the three years ended December 31, 2001 through 2003 as calculated on a separate return basis. Information regarding tax loss and credit carryforwards from periods prior to the year ended December 31, 2001 has not been provided. All tax return attributes generated by the Business as calculated under the separate return methodology and not utilized by IBM historically will be retained by IBM.

As described in note D, "Transactions with IBM", on pages I-15 to I-18 the Business and IBM engaged in extensive intercompany transactions. Certain of these transactions are currently subject to review by U.S. and non-U.S. tax authorities as part of several ongoing tax audits of IBM. While the Business believes that its relevant transactions with IBM were conducted in accordance with the "arms'-length" standard, any adjustments related to the Business could result in additional taxes that might have a material affect on the income tax provision and net income in the period or periods that determination is made.

Excluding the impact of those jurisdictions with deficits in retained earnings, undistributed earnings of non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations.

N. Advertising and Promotional Expense

Direct advertising and promotional expense, which includes media, agency and promotional expense, was US$59 million and US$69 million for the six months ended June 30, 2004 and June 30, 2003, respectively, and is recorded in Selling, general and administrative expense. Direct advertising and promotional expense was US$132 million, US$127 million and US$146 million in 2003, 2002 and 2001, respectively. These expenses are net of supplier coadvertising rebates. In addition, the Business receives allocations from IBM for advertising and promotional expense as discussed in note D, "Transactions with IBM" on page I-16.

O. Research, Development and Engineering

Total RD&E expense was US$70 million and US$72 million for the six months ended June 30, 2004 and June 30, 2003, respectively. Total RD&E expense was US$139 million in 2003, US$138 million in 2002 and US$179 million in 2001. Included in these amounts are allocations the Business receives from IBM for RD&E expenses as discussed in note D, "Transactions with IBM" on page I-16.

The Business incurred expense of US$66 million and US$68 million for the six months ended June 30, 2004 and June 30, 2003, respectively, for scientific research and the application of scientific advances to the development of new and improved products and their uses. Included in these amounts are allocations from IBM for research related costs of US$6 million and US$4 million, respectively. The Business incurred expense of US$131 million, US$129 million and US$161 million in 2003, 2002 and 2001, respectively, for scientific research and the application of scientific advances to the development of new and improved products and their uses. Included in these amounts are allocations from IBM for research related costs of US$9 million in 2003, US$11 million in 2002, and US$10 million in 2001.

Expense for product-related engineering was US$4 million for the six month periods ended June 30, 2004 and June 30, 2003, and US$8 million, US$9 million and US$18 million in 2003, 2002 and 2001, respectively.

P. Rental Expense and Lease Commitments

Rental expense for the six months ending June 30, 2004 and 2003 was US$5 million and US$4 million, respectively. Rental expense was US$9 million in 2003, US$12 million in 2002 and US$15 million in 2001. The table below depicts gross minimum rental commitments under non-cancelable leases, where the Business manages the lease relationship as of June 30, 2004. Although the Business manages the lease relationship, not all of the space is utilized by the Business, so a portion of the expense associated with these leases is charged to other IBM tenants. The amounts below reflect activities primarily related to office space on a managed basis.

	2004	2005	2006	2007	2008	BEYOND 2008
	(US dollars in millions)					
Gross minimum rental commitments as of June 30, 2004	$16	$24	$11	$5	$4	$1

Q. Stock-Based Compensation Plans

The Business' employees and the IBM employees that provide direct support to the Business participate in IBM's various incentive award plans. The following is a description of the terms of such plans.

Incentive Plans

Incentive awards are provided to the Business' employees under the terms of the IBM's plans (the Plans). Employee awards are administered by the Executive Compensation and Management Resources Committee of the IBM Board of Directors (the Committee). The Committee determines the type and terms of the awards to be granted to employees, including vesting provisions. Awards under the Plans may include stock options, stock appreciation rights, restricted stock, cash or stock awards, or any combination thereof. Awards under the Plans resulted in compensation expense of approximately US$3 million, US$5 million and US$5 million for the years ended December 31, 2003, 2002 and 2001, respectively, and US$3 million and US$2 million for the six months ended June 30, 2004 and 2003, respectively. Such amounts are based on allocations received by the Business as discussed in note D, "Transactions with IBM" on pages I-15 to I-18.

Stock Option Grants

Stock options are granted to employees at an exercise price equal to the fair market value of IBM stock at the date of grant. Generally, options vest 25 percent per year, are fully vested four years from the grant date and have a term of ten years. The following tables summarize option activity under the Plans for the Business' employees and IBM employees that provide direct support to the Business during the six months ended June 30, 2004 and for the years ended December 31, 2003, 2002 and 2001:

	SIX MONTHS ENDED JUNE 30, 2004		FOR THE YEAR ENDED DECEMBER 31, 2003		FOR THE YEAR ENDED DECEMBER 31, 2002		FOR THE YEAR ENDED DECEMBER 31, 2001	
	WTD. AVG. PRICE	NO. OF SHARES UNDER OPTION	WTD. AVG. PRICE	NO. OF SHARES UNDER OPTION	WTD. AVG. PRICE	NO. OF SHARES UNDER OPTION	WTD. AVG. PRICE	NO. OF SHARES UNDER OPTION
Balance at beginning of period	US$90	2,587,896	US$85	2,133,518	US$82	1,986,628	US$75	3,733,339
Options granted	100	189,918	82	427,140	85	468,130	110	499,057
Options exercised	50	27,214	20	133,790	19	96,306	46	239,840
Options canceled/expired	—	—	100	2,000	83	5,100	124	6,700
Transfers in/(out)*	81	(74,084)	82	163,028	104	(219,834)	92	(1,999,228)
Balance at end of period	US$91	2,676,516	US$90	2,587,896	US$85	2,133,518	US$82	1,986,628
Exercisable at end of period	US$91	1,688,879	US$89	1,443,419	US$72	1,091,637	US$55	905,838

* *Represents transfers of employees between the Business and other IBM businesses.*

The shares under option at June 30, 2004 and December 31, 2003, were in the following exercise price ranges:

AT JUNE 30, 2004

	OPTIONS OUTSTANDING			OPTIONS CURRENTLY EXERCISABLE	
EXERCISE PRICE RANGE (in US dollars)	WTD. AVG. PRICE	NO. OF OPTIONS	WTD. AVG. REMAINING CONTRACTUAL LIFE (IN YEARS)	WTD. AVG. PRICE	NO. OF OPTIONS
$18–$60	US$42	366,106	3	US$42	363,518
$61–$85	77	680,956	8	75	233,204
$86–$105	99	751,998	7	99	377,575
$106 and over	116	877,456	6	118	714,582
	US$91	2,676,516	7	US$91	1,688,879

AT DECEMBER 31, 2003

	OPTIONS OUTSTANDING			OPTIONS CURRENTLY EXERCISABLE	
EXERCISE PRICE RANGE (in US dollars)	WTD. AVG. PRICE	NO. OF OPTIONS	WTD. AVG. REMAINING CONTRACTUAL LIFE (IN YEARS)	WTD. AVG. PRICE	NO. OF OPTIONS
$18–$60	US$42	409,311	3	US$42	406,723
$61–$85	77	688,931	9	71	89,980
$86–$105	98	599,648	7	98	300,630
$106 and over	116	890,006	7	118	646,086
	US$90	2,587,896	7	US$89	1,443,419

Employees Stock Purchase Plan

The Business' employees and IBM employees that provide direct support to the Business participate in the IBM Employees Stock Purchase Plan (ESPP). The ESPP enables substantially all regular employees of the Business to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. The ESPP provides for semi-annual offerings, and continues as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the IBM Board of Directors. The share price paid by an employee equals the lesser of 85 percent of the average market price of IBM common stock on the first business day of each offering period or 85 percent of the average market price on the last business day of each pay period. Individual ESPP participants are restricted from purchasing more than US$25,000 of IBM common stock in one calendar year or 1,000 shares in an offering period.

Pro Forma Disclosure

See "Stock-Based Compensation" on pages I-11 and I-12, in note B, "Significant Accounting Policies," for the pro forma disclosures of operating results required under SFAS No. 123.

R. Retirement-Related Benefits

The Business' employees and IBM employees that provide direct support to the Business participate in IBM's defined benefit pension plans, defined contribution pension plans, as well as nonpension postretirement benefit plans primarily consisting of retiree medical benefits. These benefits form an important part of the Business' total compensation and benefits program that is designed to attract and retain highly skilled and talented employees.

The following table provides the principle components of total retirement-related benefit plans' impact on loss before income taxes of the Business.

	U.S.		NON-U.S.		TOTAL	
FOR THE SIX MONTH PERIOD ENDED JUNE 30	2004	2003	2004	2003	2004	2003
	(US dollars in millions)					
Total retirement-related plans — cost/(income)	$3	$—	$2	$1	$5	$1
Comprise:						
Defined benefit and contribution pension plans — cost/(income)	$1	$(2)	$2	$1	$3	$(1)
Nonpension postretirement benefits — cost	2	2	—	—	2	2

	U.S.			NON-U.S.			TOTAL		
FOR THE YEAR ENDED DECEMBER 31	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(US dollars in millions)								
Total retirement-related plans — cost/(income)	$—	$(6)	$(22)	$3	$(2)	$(5)	$3	$(8)	$(27)
Comprise:									
Defined benefit and contribution pension plans — (income)/cost	$(4)	$(14)	$(42)	$2	$(2)	$(5)	$(2)	$(16)	$(47)
Nonpension postretirement benefits — cost	4	8	20	1	—	—	5	8	20

Defined Benefit Pension Plans

Substantially all employees of the Business and IBM employees that provide direct support to the Business participate in IBM's defined benefit pension plans. Benefits provided to participants under IBM's defined benefit pension plans include benefits provided to employees of the Business under defined benefit pension plans as well as certain U.S. executives of the Business that participate in IBM's Supplemental Executive Retention Plan. The Business accounts for all defined benefit pension plans as multi-employer plans. IBM charges the Business for the costs of these plans as determined by actuarial valuations. The assumptions underlying the actuarial valuations for the multi-employer pension plans are listed below.

The plans assets are generally invested in diversified portfolios that consist primarily of equity securities and debt securities. Assumptions used to determine the net periodic pension (income)/cost for IBM's principal pension plans during the year follow:

WEIGHTED-AVERAGE ASSUMPTIONS	U.S. PLAN			NON-U.S. PLANS		
FOR YEARS ENDED DECEMBER 31:	2003	2002	2001	2003	2002	2001
Discount rate	6.75%	7.0%	7.25%	4.25–6.5%	4.5–7.1%	4.5–7.1%
Expected long-term return on plan assets	8.0%	9.5%	10.0%	5.0–8.0%	5.0–9.25%	5.0–10.0%
Rate of compensation increase	4.0%	6.0%	6.0%	2.2–5.0%	2.0–6.1%	2.6–6.1%

For the periods ending June 30, 2004 and 2003, the assumptions used to value net periodic (income)/cost for IBM's principal pension plans were consistent with the assumptions used to value the previous year-end net period (income)/cost.

Nonpension Postretirement Benefit Plans

The Business provides postretirement benefits through IBM's nonpension postretirement benefit plans. These benefits primarily consist of medical and dental benefits as well as life insurance for retirees and eligible dependents. The Business accounts for all nonpension postretirement benefit plans as multi-employer plans. IBM charges the Business for the costs of these plans as determined by actuarial valuations. The assumptions underlying the actuarial valuations for the multi-employer nonpension postretirement benefit plans include the assumptions used to value IBM's defined benefit pension plan (above) as well as additional assumptions listed below.

The nonpension postretirement benefit plans' assets for all periods presented are generally comprised of short-term fixed-income investments. These plans are not funded. The Business makes payments from the Business' funds as contributions to the multi-employer plans become due.

The benefit obligation was determined by applying the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumption.

WEIGHTED-AVERAGE DISCOUNT RATE ASSUMPTIONS USED TO DETERMINE	2003	2002	2001
Year-end benefit obligation at December 31	6.0%	6.75%	7.0%
Net periodic postretirement benefit costs for years ended December 31	6.75%	7.0%	7.25%

The assumptions used at June 30, 2004 and 2003 to determine the benefit obligation and related benefit cost were consistent with the assumptions used to determine the previous year-end benefit obligation and related benefit cost.

Defined Contribution Pension Plans

Substantially all employees of the Business and employees that provide direct support to the Business are eligible to participate in IBM's defined contribution pension plans. The Business' contribution to the defined contribution pension plans consists of a matching of employee contributions up to 50 percent of the employees' contribution up to the first 6 percent of the employees' compensation.

Recently Enacted Legislation

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was signed into law on December 8, 2003. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

The method of determining whether a sponsor's plan will qualify for actuarial equivalency is pending until the U.S. Department of Health and Human Services (HHS) completes its interpretative work on the Act. Based on the current interpretation of the guidance provided in the Act and in relation to the current plan design, any savings are expected to be immaterial.

FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," issued in the second quarter of 2004, provides guidance on the accounting for the effects of the Act, including the accounting for and disclosure of any federal subsidy provided by the Act.

The enactment of the Act was not a "significant event" as defined by paragraph 73 of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" for the nonpension postretirement benefit plans (the Plans), in which the Business participates on a multi-employer basis. As a result, IBM's plans' assets and obligations were not remeasured. As discussed above, any federal subsidy related to prescription drug benefits provided under the Plans is expected to be immaterial, based on the current interpretation of the Act. As a result, the accumulated pension benefit obligations and the net periodic postretirement benefit costs were not impacted by the Act. Any changes to participation rates and other healthcare cost assumptions, as a result of the Act, will be reflected in the Plans' valuation at the next measurement date. The impact of any such change is not expected to have a material impact on the Business' Combined Financial Statements.

S. Segment Information

The Business conducts operations worldwide and is managed in three geographic segments: the Americas, Europe Middle-East and Africa (EMEA) and Asia Pacific. The Americas region covers the U.S., Canada, South America and Latin America. The Asia Pacific region covers Japan, China, South Korea, Australia, New Zealand, Association of South East Asian Nations (ASEAN), Hong Kong and Taiwan.

The following tables reflect the segment results of operations of the Business consistent with the Business' management system. Performance measurement is based on Loss before income taxes, minority interests and change in accounting principle (pre-tax (loss)/income). These results are used, in part, by management, both in evaluating the performance of, and in allocating resources to, each of the segments.

Management System Segment View

	AMERICAS	ASIA PACIFIC	EUROPE/ MIDDLE EAST/ AFRICA	TOTAL SEGMENTS
	(US dollars in millions)			
FOR THE SIX MONTH PERIOD ENDED JUNE 30				
2004:				
Total net revenue	$2,016	$1,717	$1,484	$5,217
Pre-tax (loss)/income	(49)	48	(42)	(43)
Total net revenue year-to-year change	13.3%	26.3%	28.3%	21.4%
Pre-tax (loss)/income year-to-year change	(2.1)%	(47.3)%	(23.5)%	nm
Pre-tax (loss)/income margin	(2.4)%	2.8%	(2.8)%	(0.8)%
2003:				
Total net revenue	$1,780	$1,359	$1,157	$4,296
Pre-tax (loss)/income	(48)	91	(34)	9
Pre-tax (loss)/income margin	(2.7)%	6.7%	(2.9)%	0.2%
FOR THE YEAR ENDED DECEMBER 31				
2003:				
Total net revenue	$3,971	$2,917	$2,678	$9,566
Pre-tax (loss)/income	(138)	150	(114)	(102)
Total net revenue year-to-year change	(6.1)%	13.1%	10.2%	3.6%
Pre-tax (loss)/income year-to-year change	19.3%	177.8%	(72.7)%	44.3%
Pre-tax (loss)/income margin	(3.5)%	5.1%	(4.3)%	(1.1)%
2002:				
Total net revenue	$4,227	$2,579	$2,431	$9,237
Pre-tax (loss)/income	(171)	54	(66)	(183)
Total net revenue year-to-year change	(7.0)%	(12.3)	(6.3)	(8.3)%
Pre-tax (loss)/income year-to-year change	24.7%	307.7%	53.2%	53.6%
Pre-tax (loss)/income margin	(4.0)%	2.1%	(2.7)%	(2.0)%
2001:				
Total net revenue	$4,543	$2,941	$2,594	$10,078
Pre-tax loss	(227)	(26)	(141)	(394)
Pre-tax loss margin	(5.0)%	(0.9)%	(5.4)%	(3.9)%

nm — not meaningful

Reconciliation to as Reported Amount

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Pre-tax (loss)/income:					
Total reportable segments	$(43)	$9	$(102)	$(183)	$(394)
Eliminations and unallocated amounts	(1)	(44)	(15)	115	101
Total PCD Combined	$(44)	$(35)	$(117)	$(68)	$(293)

Segment Assets and Other Items

The Business' assets are comprised primarily of cash, receivables, inventory and plant, property and equipment. To accomplish the efficient use of IBM's space and equipment, it usually is necessary for IBM to have several divisions share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one division and is not allocated to each user division. The PCD division has both landlord and tenant relationships with other IBM divisions. This is consistent with IBM's management system and is reflected accordingly in the schedule below. In those cases, there will not be a precise correlation between the Business' pre-tax income and the Business' assets.

Similarly, the depreciation amounts reported by the Business are based on the assigned landlord ownership and may not be consistent with the amounts that are included in the segments' pre-tax income. The amounts that are included in pre-tax income reflect occupancy charges from the landlord segment and are not specifically identified by the management reporting system. Capital expenditures that are reported by the Business are in line with the landlord ownership basis of asset assignment. It should be noted that the depreciation amounts reported in the Combined Statement of Cash Flows on page I-7 are net of transfers and recoveries to IBM.

Management System Segment View

	AMERICAS	ASIA PACIFIC	EUROPE/ MIDDLE EAST/ AFRICA	TOTAL SEGMENTS
	(US dollars in millions)			
At June 30, 2004:				
Assets	$458	$736	$211	$1,405
Depreciation	24	13	3	40
Capital expenditures	17	17	1	35
Interest income	—	2	—	2
At December 31, 2003:				
Assets	$537	$515	$282	$1,334
Depreciation	51	25	6	82
Capital expenditures	66	29	1	96
Interest income	—	2	—	2
At December 31, 2002:				
Assets	$544	$487	$271	$1,302
Depreciation	56	24	16	96
Capital expenditures	40	34	11	85
Interest income	—	1	—	1
At December 31, 2001:				
Assets	$654	$416	$297	$1,367
Depreciation	71	19	25	115
Capital expenditures	62	31	17	110
Interest income	—	1	—	1

Reconciliation to as Reported Amount

	AT JUNE 30, 2004	AT DECEMBER 31, 2003	2002	2001
	(US dollars in millions)			
Assets:				
Total reportable segments	$1,405	$1,334	$1,302	$1,367
Unallocated amounts:				
Deferred tax assets	45	44	46	49
Prepaid royalties	62	67	59	21
Other	22	13	10	31
Total PCD Combined	$1,534	$1,458	$1,417	$1,468

Revenue by Classes of Similar Products or Services

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Mobile	$2,922	$2,166	$5,029	$4,601	$5,167
Desktop	1,426	1,427	2,988	3,226	3,435
Monitors and displays	425	344	769	724	848
Software	383	318	704	622	558
Other	61	41	76	64	70
Total	$5,217	$4,296	$9,566	$9,237	$10,078

Major Customers

No external customer represents 10 percent or more of the Business' total revenue.

Geographic Information

Revenue*

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
United States	$1,583	$1,402	$3,116	$3,272	$3,508
Japan	584	488	986	1,023	1,419
Other countries	3,050	2,406	5,464	4,942	5,151
Total	$5,217	$4,296	$9,566	$9,237	$10,078

* *Revenues are attributed to countries based on location of customer.*

Long-Lived Assets**

	AT JUNE 30, 2004	AT DECEMBER 31, 2003	2002	2001
	(US dollars in millions)			
United States	$228	$239	$238	$261
United Kingdom	28	34	65	73
Mexico	—	38	47	52
Other countries	79	78	84	60
Total	$335	$389	$434	$446

** *Includes all non-current assets except non-current financial instruments and deferred tax assets.*

T. Subsequent Events

On September 14, 2004, IBM and LG Electronics Inc. announced an end to their eight-year alliance. The joint venture formed by the two companies (LG IBM PC Co.) will be dissolved effective January 1, 2005. IBM owns 51 percent of the company which manufactures and markets personal computers in South Korea. LG Electronics, which makes consumer electronics and home appliances, owns the remaining 49 percent. Both companies said they plan to continue exchanging technologies and may jointly implement large-scale projects in the Korean market. Upon dissolution of this joint venture, the Business' Combined Financial Statements will no longer contain the line-by-line consolidated financial results of this alliance. This will impact net revenue by approximately 3-4 percent when compared to the periods presented. There are no other material impacts to the Business' Combined Financial Statements.

The European Commission (EU) has issued two directives which require member states of the EU to meet certain targets for collection, re-use and recovery of waste electrical and electronic equipment. In February 2003, the EU published the Waste Electrical and Electronic Equipment directive, or WEEE (Directive 2002/96/EC, which was amended in December 2003 by Directive 2003/108/EC). The WEEE directive, regulates the collection, re-use and recycling of waste from many electrical and electronic products, and the Restrictions of Hazardous Substances directive, or RoHS (Directive 2002/95/EC), bans the use of certain hazardous materials in electric and electrical equipment. The WEEE directive must be implemented by August 13, 2005. Under the WEEE directive, equipment producers are required to finance the collection, recovery and disposal of electronic scrap. The company is currently evaluating the impact of adopting this guidance. As most member states have yet to issue their implementation requirements, it is not possible to determine the amount of any accruals necessary to comply with the directive. Under the RoHS directive, manufacturers have a transition period until July 1, 2006 to phase out the use of certain hazardous materials from its equipment.

As of August 1, 2004, the Business no longer manages the facility in Raleigh, North Carolina. As a result of this change in management, the Business' gross minimum rental commitments at June 30, 2004 would have been reduced by US$13 million in 2004, US$21 million in 2005, US$10 million in 2006, US$5 million in 2007, US$4 million in 2008 and US$1 million in 2009. In addition, the Business' Plant and other property, net recorded in the Combined Statement of Financial Position was reduced by US$200 million as a result of these changes in management. There was no impact to the Business' Combined Statement of Operations for these changes.

In September, 2004, the Business received US$12 million in payments related to settlements of claims of alleged price-fixing and other anticompetitive conduct among certain of the Business' DRAM suppliers. This settlement was related to parts procured prior to the date of settlements. The US$12 million settlement was recorded in the third-quarter 2004 Combined Statement of Operations.

On December 7, 2004, IBM and the Lenovo Group announced a definitive agreement under which Lenovo will acquire certain assets and liabilities of IBM's Personal Computing Division. The transaction is expected to be completed in the second quarter of 2005.

U. Additional disclosures pursuant to the Hong Kong Companies Ordinance and Main Board Listing Rules of The Stock Exchange of Hong Kong Limited

The following disclosures have been prepared pursuant to the requirements of the Hong Kong Companies Ordinance and Main Board Listing Rules of The Stock Exchange of Hong Kong Limited. Certain required disclosures are explicitly disclosed either in the financial statements, or in the related footnotes or can be readily determined therefrom. In addition, certain required disclosures have been assessed as not applicable to the Business and, as a result, have not been presented below.

(a) *Loss before income taxes, minority interests and change in accounting principle*

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Loss before income taxes, minority interests and change in accounting principle is stated after charging/(crediting):					
Auditors' remuneration	$nm	$nm	$1	$1	$1
Interest expense on bank loans and overdrafts wholly repayable within five years	$nm	$nm	$nm	$1	$1
Profit on disposal of investments	$—	$(1)	$(1)	$(3)	$(1)
Provision for restructuring	$2	$4	$6	$13	$12

nm — not meaningful or less than US$1 million

(b) *Dividend*

LG IBM PC Company, Limited and International Information Products (Shenzhen) Company Limited, two subsidiaries managed by the Business, paid dividends in the years ended December 31, 2003, 2002, 2001, and the six months ended June 30, 2004 and 2003 as follows:

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Dividend	$4	$4	$31	$32	$28

(c) *Five highest paid individuals*

The salaries, bonus and benefits payable to the five individuals whose salaries, bonus and benefits were the highest in the Business for the years ended December 31, 2003, 2002, 2001, and the six months ended June 30, 2004 and 2003, respectively, are as follows:

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Basic salaries, housing allowances, share options, other allowances and benefits in kind	$1	$1	$2	$2	$2
Bonus	nm	nm	1	1	nm
Contribution to pension plans	nm	—	nm	nm	—
	$2	$1	$3	$3	$2

The salaries, bonus and benefits of the five highest paid individuals fell within the following bands:

	Number of individuals				
	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
Salaries, bonus and benefits bands:					
Nil – US$128,000	—	—	—	—	—
US$128,001 – US$192,000	—	—	—	—	—
US$192,001 – US$256,000	1	2	—	—	—
US$256,001 – US$320,000	1	1	—	—	1
US$320,001 – US$384,000	—	2	—	—	2
US$384,001 – US$448,000	1	—	2	2	1
US$448,001 – US$512,000	1	—	—	—	—
US$512,001 – US$576,000	1	—	1	1	1
US$576,001 – US$640,000	—	—	1	—	—
US$640,001 – US$704,000	—	—	—	1	—
US$704,001 – US$768,000	—	—	1	1	—

During the years ended December 31, 2003, 2002, 2001, and the six months ended June 30, 2004 and 2003, no salaries, bonus or benefits were paid by the Business to the five highest individuals as an inducement to join or upon joining the Business or as compensation for loss of office.

(d) *Net current liabilities and total assets less current liabilities*

	AT JUNE 30,	AT DECEMBER 31,		
	2004	2003	2002	2001
	(US dollars in millions)			
Net current liabilities	$(1,027)	$(1,160)	$(890)	$(549)
Total assets less current liabilities	$(659)	$(738)	$(431)	$(80)

(e) *Plant and other property*

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE YEAR ENDED DECEMBER 31		
	2004	2003	2003	2002	2001
	(US dollars in millions)				
Additions, at cost	$36	$71	$97	$86	$107
Disposals					
At cost	$5	$155	$158	$66	$2
Accumulated depreciation	(2)	(111)	(113)	(37)	(2)
Net book value	$3	$44	$45	$29	$—
Transfer (out)/in, net					
At cost	$(108)	$(39)	$(33)	$11	$(196)
Accumulated depreciation	67	24	26	(1)	101
Net book value	$(41)	$(15)	$(7)	$10	$(95)
Write off					
At cost	$82	$33	$86	$84	$47
Accumulated depreciation	(80)	(31)	(81)	(75)	(44)
Net book value	$2	$2	$5	$9	$3

(f) *Land and buildings*

The Business' interests in properties at their net book values are analyzed as follows:

	AT JUNE 30,	AT DECEMBER 31,		
	2004	2003	2002	2001
	(US dollars in millions)			
Freehold land and land improvements, at cost	$38	$42	$50	$50
Accumulated depreciation	(24)	(24)	(32)	(30)
Net book value of land and land improvements	$14	$18	$18	$20
Buildings and building improvements on freehold land, at cost	$407	$490	$526	$513
Accumulated depreciation	(204)	(249)	(287)	(273)
Net book value of buildings and building improvements	$203	$241	$239	$240

(g) *Accounts receivable — trade*

The aging analysis of trade accounts receivable is set out below:

	AT JUNE 30,	AT DECEMBER 31,		
	2004	2003	2002	2001
	(US dollars in millions)			
Less than 90 days	$383	$451	$404	$409
91 – 180 days	11	14	15	23
Greater than 180 days	11	12	15	25
	$405	$477	$434	$457
Allowance for doubtful accounts	7	7	9	14
Total Accounts Receivable — trade, net	$398	$470	$425	$443

The Business provides invoice terms to customers that range from 30 to 90 days. These terms vary by country.

(h) *Accounts payable*

The aging analysis of accounts payable is set out below:

	AT JUNE 30,	AT DECEMBER 31,		
	2004	2003	2002	2001
	(US dollars in millions)			
Not yet due	$1,441	$1,458	$1,159	$956
Overdue 1 – 30 days	—	1	9	—
Overdue 31 – 60 days	—	(2)	—	—
Total Accounts Payable	$1,441	$1,457	$1,168	$956

(i) *Subsidiaries*

The following are details of subsidiaries managed by the Business at June 30, 2004 and up to the date of this report:

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued share/ registered capital	Effective interest held
LG IBM PC Company, Limited	Seoul, Korea November 22, 1996 Limited liability company	Marketing and sales of personal computer in Korea	4,860,000 ordinary shares of 5,000 KRW each	51%
International Information Products (Shenzhen) Company Limited	China, February 3, 1994, Limited liability company, Chinese-foreign equity joint venture	Manufacture and sales of personal computer in China	Registered capital US$4,900,000	80%

The joint venture interest in LG IBM PC Company, Limited is held by IBM Korea, Inc., a company whose ultimate parent company is International Business Machines Corporation. The joint venture interest in International Information Products (Shenzhen) Company Limited is held by IBM Far East Holdings B.V., a company whose ultimate parent company is International Business Machines Corporation.

The auditors of LG IBM PC Company, Limited and International Information Products (Shenzhen) Company Limited for the years ended December 31, 2003, 2002 and 2001 are Samil PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPA Limited Company, respectively.

(j) *Ultimate holding company*

International Business Machines Corporation, a company incorporated and listed in the United States of America, is the ultimate holding company of the Business.

(k) *Subsequent financial statements*

No audited financial statements have been prepared for the Business, or any of the subsidiaries of the Business, in respect of any period subsequent to June 30, 2004 and, as disclosed in these financial statements, no dividend or other distribution has been declared by the Business, or any of the subsidiaries of the Business, in respect of any period subsequent to June 30, 2004.

The Audited US Combined Financial Statements of PCD as contained in Appendix I of the circular have been prepared in accordance with PCD's accounting policies which follow US GAAP as detailed in Note B to the Audited US Combined Financial Statements, which differ in certain significant aspects from accounting policies adopted by the Company which follow Hong Kong GAAP. Differences, other than presentational differences, which have a significant effect on the Audited US Combined Financial Statements under US GAAP and the unaudited combined financial information under Hong Kong GAAP are set out below.

(A) UNAUDITED COMBINED FINANCIAL INFORMATION UNDER HONG KONG GAAP

The following unaudited combined statements of operations for the six months ended 30 June 2004 and 2003, and each of the three years ended 31 December 2003, 2002 and 2001 (the "Relevant Periods") and the unaudited combined statements of financial position as at 30 June 2004, and 31 December 2003, 2002 and 2001 (collectively the "Unaudited Hong Kong GAAP Combined Financial Information") of PCD under Hong Kong GAAP, which are prepared by the Directors of the Company, are derived from the Audited US Combined Financial Statements included in Appendix I of the circular. The audited combined statements of cash flows under US GAAP are not restated for Hong Kong GAAP purposes as there are no significant differences except presentational differences. Your attention is drawn to the basis of preparation of the Audited US Combined Financial Statements as stated in the notes to the Audited US Combined Financial Statements and the opinion of IBM's Independent Registered Public Accounting Firm. Your attention is also drawn to the fact that the Unaudited Hong Kong GAAP Combined Financial Information has not been subject to an independent audit. Accordingly, it may not truly present the operations during the Relevant Periods and the financial positions ended on those dates under Hong Kong GAAP.

Unaudited Combined Statements of Operations under Hong Kong GAAP:

(in million of U.S. dollars)		For the six months ended June 30,						For the year ended December 31,								
		2004			2003			2003			2002			2001		
	Notes	Unadjusted US GAAP combined financial statements *Audited*	GAAP adjustments *Unaudited*	Hong Kong GAAP combined financial information *Unaudited*	Unadjusted US GAAP combined financial statements *Unaudited*	GAAP adjustments *Unaudited*	Hong Kong GAAP combined financial information *Unaudited*	Unadjusted US GAAP combined financial statements *Audited*	GAAP adjustments *Unaudited*	Hong Kong GAAP combined financial information *Unaudited*	Unadjusted US GAAP combined financial statements *Audited*	GAAP adjustments *Unaudited*	Hong Kong GAAP combined financial information *Unaudited*	Unadjusted US GAAP combined financial statements *Audited*	GAAP adjustments *Unaudited*	Hong Kong GAAP combined financial information *Unaudited*
NET REVENUE:																
External sales		5,003	—	5,003	4,160	—	4,160	9,288	—	9,288	8,962	—	8,962	9,745	—	9,745
Sales to IBM		214	—	214	136	—	136	278	—	278	275	—	275	333	—	333
Total net revenue		5,217	—	5,217	4,296	—	4,296	9,566	—	9,566	9,237	—	9,237	10,078	—	10,078
COST OF REVENUE:																
External sales	iv	4,492	—	4,492	3,668	—	3,668	8,327	—	8,327	8,066	—	8,066	8,815	10	8,825
Sales to IBM		214	—	214	136	—	136	278	—	278	275	—	275	333	—	333
Total cost of revenue		4,706	—	4,706	3,804	—	3,804	8,605	—	8,605	8,341	—	8,341	9,148	10	9,158
Gross profit		511	—	511	492	—	492	961	—	961	896	—	896	930	(10)	920
EXPENSE AND OTHER INCOME:																
Selling, general and administrative	i, ii, iii	511	(2)	509	489	(1)	488	1,013	(1)	1,012	1,038	(1)	1,037	1,201	(3)	1,198
Research, development and engineering		70	—	70	72	—	72	139	—	139	138	—	138	179	—	179
Intellectual property income		(27)	—	(27)	(30)	—	(30)	(75)	—	(75)	(118)	—	(118)	(134)	—	(134)
Other expense and (income)		1	—	1	(4)	—	(4)	1	—	1	(94)	—	(94)	(23)	—	(23)
TOTAL EXPENSE AND OTHER INCOME		555	(2)	553	527	(1)	526	1,078	(1)	1,077	964	(1)	963	1,223	(3)	1,220
LOSS BEFORE INCOME TAXES, MINORITY INTERESTS AND CHANGE IN ACCOUNTING PRINCIPLE		(44)	2	(42)	(35)	1	(34)	(117)	1	(116)	(68)	1	(67)	(293)	(7)	(300)
Provision for income taxes	v	74	—	74	51	—	51	115	1	116	86	—	86	77	—	77
Minority interests		21	—	21	11	—	11	26	—	26	17	—	17	17	—	17
Net loss before change in accounting principle		(139)	2	(137)	(97)	1	(96)	(258)	—	(258)	(171)	1	(170)	(387)	(7)	(394)
Effect of change in accounting principle	iv	—	—	—	—	—	—	—	—	—	—	—	—	(10)	10	—
NET LOSS		(139)	2	(137)	(97)	1	(96)	(258)	—	(258)	(171)	1	(170)	(397)	3	(394)

Unaudited Combined Statements of Financial Position under Hong Kong GAAP:

(in million of U.S. dollars)

		As at June 30, 2004			As at December 31, 2003			2002			2001		
	Notes	Unadjusted US GAAP combined financial statements *Audited*	GAAP adjustments *Unaudited*	Hong Kong GAAP combined financial information *Unaudited*	Unadjusted US GAAP combined financial statements *Audited*	GAAP adjustments *Unaudited*	Hong Kong GAAP combined financial information *Unaudited*	Unadjusted US GAAP combined financial statements *Audited*	GAAP adjustments *Unaudited*	Hong Kong GAAP combined financial information *Unaudited*	Unadjusted US GAAP combined financial statements *Audited*	GAAP adjustments *Unaudited*	Hong Kong GAAP combined financial information *Unaudited*
ASSETS													
Current assets:													
Cash		297	—	297	211	—	211	199	—	199	110	—	110
Accounts receivable, net		398	—	398	470	—	470	425	—	425	443	—	443
Inventories, net		279	—	279	235	—	235	216	—	216	322	—	322
Prepaid expenses and other current assets	iv	192	—	192	120	1	121	118	1	119	151	3	154
Total current assets		1,166	—	1,166	1,036	1	1,037	958	1	959	1,026	3	1,029
Plant and other properties		806	(13)	793	968	(35)	933	1,129	—	1,129	1,149	—	1,149
Less: Accumulated depreciation		(498)	16	(482)	(607)	37	(570)	(728)	—	(728)	(718)	—	(718)
Plant and other properties, net	ii	308	3	311	361	2	363	401	—	401	431	—	431
Investments and sundry assets	iii, iv	60	(17)	43	61	(14)	47	58	(10)	48	38	(26)	12
TOTAL ASSETS		1,534	(14)	1,520	1,458	(11)	1,447	1,417	(9)	1,408	1,495	(23)	1,472
LIABILITIES AND INVESTED EQUITY/(DEFICIT)													
Current liabilities:													
Taxes		21	—	21	35	—	35	18	—	18	17	—	17
Accounts payable		1,441	—	1,441	1,457	—	1,457	1,168	—	1,168	956	—	956
Compensation accruals		30	—	30	41	—	41	51	—	51	53	—	53
Deferred revenue		21	—	21	24	—	24	47	—	47	30	—	30
Warranty accruals		289	—	289	237	—	237	196	—	196	181	—	181
Rebates and returns accrual		175	—	175	193	—	193	176	—	176	191	—	191
Software royalties payable		159	—	159	166	—	166	145	—	145	107	—	107
Other accrued expenses and liabilities		57	—	57	43	—	43	47	—	47	40	—	40
Total current liabilities		2,193	—	2,193	2,196	—	2,196	1,848	—	1,848	1,575	—	1,575
Warranty accruals non-current		229	—	229	191	—	191	144	—	144	133	—	133
Minority interests and other long-term liabilities	iv, v	87	1	88	62	(4)	58	53	(6)	47	53	—	53
TOTAL LIABILITIES		2,509	1	2,510	2,449	(4)	2,445	2,045	(6)	2,039	1,761	—	1,761
IBM's net investment	i, ii, iii, v	(973)	(14)	(987)	(984)	(13)	(997)	(613)	(10)	(623)	(288)	(6)	(294)
Accumulated other comprehensive income/(loss)	iv	(2)	(1)	(3)	(7)	6	(1)	(15)	7	(8)	22	(17)	5
TOTAL INVESTED EQUITY/ (DEFICIT)		(975)	(15)	(990)	(991)	(7)	(998)	(628)	(3)	(631)	(266)	(23)	(289)
TOTAL LIABILITIES AND INVESTED EQUITY/ (DEFICIT)		1,534	(14)	1,520	1,458	(11)	1,447	1,417	(9)	1,408	1,495	(23)	1,472

Notes to the Unaudited Combined Statements of Operations and Unaudited Combined Statements of Financial Position under Hong Kong GAAP:

(i) *Recognition of share-based compensation*

Under US GAAP, share options and shares granted to PCD employees by IBM, its sole owner, are accounted for as owner's contribution. Compensation expenses relating to such share options and shares are accounted for in the same manner as that for share options and shares granted by PCD itself as follows:

(1) Share options granted by sole owner

Compensation expense, if any, for certain types of share options granted to PCD employees by IBM is recognized at the date of grant and amortized over the vesting period. PCD accounts for the share option scheme under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value of share options, i.e. the excess, if any, of the quoted market price of the IBM shares over the exercise price of the options at the date of the grant. Such amount is amortized over the vesting period of the option concerned. Further, under US GAAP, compensation expense recognized by IBM on certain share options granted to PCD employees that resulted from changes in performance conditions for certain awards, are allocated to PCD, and are being recognized in the audited combined statement of operations under US GAAP accordingly.

Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") and the related amendments under the provisions of SFAS No. 148 "Accounting for Stock-Based Compensation, Transition and Disclosure" ("SFAS 148") allows entities to continue applying the provision of APB 25 and it requires entities to provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements resulting from the expensing of employee stock options valued using a fair-value based option pricing model as prescribed in SFAS 123 and SFAS 148.

(2) Shares granted by sole owner

Compensation expense for shares granted to PCD employees by IBM is measured by the quoted market price of the shares at the date of grant and is charged to the statement of operations as a compensation expense when the shares become vested. Compensation expense recognized by IBM which resulted from shares granted to PCD employees are allocated to PCD and have been recognized in the audited combined statement of operations under US GAAP accordingly.

Under Hong Kong GAAP, prior to Hong Kong Financial Reporting Standard No. 2 becoming effective on 1 January 2005, there is no specific accounting standard governing the recognition and measurement of share options and shares granted to the PCD employees by IBM. The Company adopts an accounting policy which does not recognize share-based compensation expenses. Accordingly, share-based compensation expenses resulted from share options and shares granted by IBM to the PCD employees totalling approximately US$3 million

and US$2 million for the six months ended 30 June 2004 and 2003, respectively, and US$3 million, US$5 million and US$5 million for the years ended 31 December 2003, 2002 and 2001, respectively, are reversed for Hong Kong GAAP purposes.

(ii) *Accounting for investment properties*

Under US GAAP, all properties including investment properties not held for resale are carried at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their estimated useful lives.

Under Hong Kong GAAP, investment properties are included in the balance sheet at cost less accumulated impairment losses as their aggregate estimated open market value is less than 15 per cent of the carrying amount of the total assets of PCD and the unexpired term of the leases is more than 20 years. In January 2003, PCD entered into certain lease agreements to lease portions of certain building facilities to third-party tenants. Under Hong Kong GAAP, portions of these building facilities let out are classified as investment properties (the "Conversion"). Accordingly, the depreciation charge of approximately US$1 million and US$1 million for the six months ended 30 June 2004 and 2003, respectively, and US$2 million for the year ended 31 December 2003, pertaining to these portions of the properties recorded under US GAAP are reversed for Hong Kong GAAP purposes. Additionally, the related accumulated depreciation charge of approximately US$35 million at the date of the Conversion has been reclassified to offset against the underlying original cost of the properties in order to properly reflect the change in use of the investments properties. In May 2004, certain of these investment properties were transferred to IBM. Accordingly, accumulated depreciation charge of approximately US$13 million at the date of the Conversion pertaining to the remaining investment properties are reclassified as at 30 June 2004.

(iii) *Accounting for goodwill*

Under US GAAP, prior to 1 January 2002, goodwill arising on acquisitions was accounted for as an asset and amortized over the estimated useful life. The useful life of the goodwill identified in the Audited US Combined Financial Statements was 5 years. In addition, assessment for impairment of goodwill involves a comparison of the carrying value of the asset group which includes the goodwill to the total expected undiscounted future cash flows to determine if there is an indication of impairment. If the carrying value exceeds the expected undiscounted future cash flows, an impairment loss is measured using fair value of the asset group and it is charged to the audited combined statement of operations under US GAAP as an expense.

Subsequent to 1 January 2002, PCD adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 significantly changed the accounting treatment for goodwill under US GAAP. Under SFAS 142, goodwill is no longer subject to amortization and requires goodwill be tested for impairment upon its first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using a prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

Under Hong Kong GAAP, Statement of Standard Accounting Practice No. 30 "Business Combinations", which became effective for financial periods beginning on or after 1 January 2001, requires goodwill to be capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period is recognized as an expense. Generally, goodwill is tested for impairment whenever there are indications that impairment may exist. An impairment loss is recognized in the statement of operations whenever the carrying amount of a cash generating unit to which goodwill belongs exceeds its recoverable amount, which is defined as the higher of net selling price and value-in-use, estimated at each balance sheet date. According to the Company's accounting policy, goodwill is subject to amortization for Hong Kong GAAP purposes and is being amortized over its estimated useful life of 5 years. Accordingly, accumulated amortization of the goodwill amounted to approximately US$4 million as at 1 January 2001, and amortization charge of approximately US$2 million and US$2 million for the six months ended 30 June 2004 and 2003, respectively, US$4 million, US$4 million, US$2 million for the years ended 31 December 2003, 2002 and 2001, respectively, have been accounted for under Hong Kong GAAP. Goodwill is included in "investments and sundry assets" in the audited US GAAP combined statement of position.

(iv) *Derivative instruments and hedging transactions*

Under US GAAP, PCD adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedge Activities", as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which requires all financial instruments and derivatives be recognized on the balance sheet at fair value. SFAS No. 133 establishes accounting and reporting standards for derivative instruments.

PCD's primary derivative usage is designated as hedging the variability of cash flows of forecasted transactions based on changes in foreign currency rates. Changes in value of effective cash flow hedges are recorded net of applicable taxes, in "accumulated other comprehensive income/(loss)", a component of invested equity/(deficit) until the expiration of the derivative contract. Upon expiration of the derivative contract, cumulative changes in value of these derivatives are reclassified to "cost of revenue" in the period that "net loss" is affected by the variability of the underlying cash flows. The reclassified amount is the applicable offsetting amount of the gain or loss previously deferred in "invested equity/(deficit)" relating to the cash flows impacting that period's "net loss". Changes in the value of derivatives that are not designated as hedges at inception as well as changes in the value of derivatives designated as hedges that do not offset the underlying hedged item throughout the designated hedge period, are recorded in "net loss" each period and in "other (income) and expense". The discount or premium on certain types of derivative instruments is deferred in "accumulated other comprehensive income/(loss)" until the end of the contract period in the Audited US Combined Financial Statements.

Under Hong Kong GAAP, prior to Hong Kong Accounting Standard No. 39 becoming effective on 1 January 2005, there is no specific accounting standard governing the recognition and measurement of derivative instruments and hedging transactions except for the gain or loss and discount or premium on foreign currency forward contracts. The Company adopts the following policies in accounting for derivative instruments and hedging transactions under Hong Kong GAAP:

- Derivative financial instruments are not recognized in the financial statements; and

- Where a non-speculative foreign currency forward contract is used as a hedge of a firm commitment, the gain or loss on the contract will be added to, or deducted from, the amount of the relevant transaction at the end of commitment period. The discounts or premiums will be deferred with the gain or loss.

On 1 January 2001, upon the adoption of SFAS No. 133 under US GAAP, PCD recorded a cumulative effect charge of approximately US$10 million and is included in the "effect of change in accounting principle" in the audited combined statement of operations under US GAAP. This charge is reversed as there has been no change in accounting policy under Hong Kong GAAP.

Net assets or (liabilities) of the fair value of the foreign currency forward contracts recognized in the Audited US Combined Financial Statements under US GAAP of approximately US$1 million, US$(5) million, US$(6) million and US$20 million as at 30 June 2004, 31 December 2003, 2002 and 2001, respectively, have been reversed for Hong Kong GAAP purposes. Additionally, unamortized net premium paid amounted to approximately US$1 million, US$1 million and US$3 million in respect to these derivative instruments as at 31 December 2003, 2002 and 2001, respectively, are reclassified from "accumulated other comprehensive income/(loss)" to "prepaid expenses and other current assets" in the Unaudited Hong Kong GAAP Combined Financial Information.

(v) *Deferred taxation*

In general, accounting requirements for deferred taxation under Hong Kong GAAP and US GAAP are similar. However, as a result of the consequential deferred tax effect for the GAAP differences mentioned above, there are differences in the deferred income tax recognized under Hong Kong GAAP and US GAAP.

(B) RECENT CHANGES IN ACCOUNTING STANDARDS

The Unaudited Hong Kong GAAP Combined Financial Information has been prepared in accordance with accounting policies adopted by the Company which follow Hong Kong GAAP.

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as HKFRS, which are effective for accounting periods beginning on or after 1 January 2005. These standards, inter alia, cover investment properties, financial instruments, share-based payment, business combinations, insurance contracts and non-current assets held for sale and discontinued operations, and are applicable to the Company since its financial year ending 31 March 2006. The preparation and presentation of the Company's results and financial position will be affected by these standards since the Company's financial year ending 31 March 2006.

(C) REPORT ON HONG KONG GAAP RECONCILIATION

The following is the text of a report received from the Company's independent auditors, PricewaterhouseCoopers Hong Kong, Certified Public Accountants, for inclusion in this circular.


PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

31 December 2004

The Directors
Lenovo Group Limited

Dear Sirs

We have examined the adjustments made in arriving at and computation of the Unaudited Hong Kong GAAP Combined Financial Information of the Personal Computing Division of International Business Machines Corporation ("IBM") ("PCD") as at 30 June 2004, 31 December 2003, 2002 and 2001, and for the six months ended 30 June 2004 and 2003 and for each of the three years ended 31 December 2003, 2002 and 2001 (the "Unaudited Hong Kong GAAP Combined Financial Information") as set out in Appendix II "Unaudited Combined Financial Information of PCD under Hong Kong GAAP" in the circular of Lenovo Group Limited (the "Company") dated 31 December 2004 (the "Circular"), in connection with the proposed acquisition of PCD by the Company pursuant to the asset purchase agreement dated 7 December 2004 between the Company and IBM ("Asset Purchase Agreement").

Responsibilities

The Unaudited Hong Kong GAAP Combined Financial Information is arrived at after making adjustments to the Audited US Combined Financial Statements of PCD under US GAAP (the "Audited US Combined Financial Statements") as set out in Appendix I of the Circular, which have been prepared in accordance with US GAAP and audited by the Independent Registered Public Accounting Firm of IBM in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audited US Combined Financial Statements are the responsibility of PCD's management. The Directors of the Company are responsible for the adjustments made in arriving at and computation of the Unaudited Hong Kong GAAP Combined Financial Information to show the financial position and the results of PCD in accordance with the accounting policies of the Company which follow Hong Kong GAAP.

It is our responsibility to form an opinion, based on our examination, on the adjustments made in arriving at and computation of the Unaudited Hong Kong GAAP Combined Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standard on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). Our work consisted primarily of comparing the unadjusted US GAAP combined financial statements set out in Appendix II of the Circular with the Audited US Combined Financial Statements set out in Appendix I of the Circular, considering the evidence supporting the adjustments which include reviewing the differences between PCD's accounting policies and the Company's accounting policies and checking the arithmetic accuracy of the computation of the Unaudited Hong Kong GAAP Combined Financial Information. The engagement did not involve independent examination of any of the underlying financial information.

In connection with the adjustments, we have carried out such additional procedures as are necessary with reference to the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA. Our work does not constitute an audit in accordance with Statements of Auditing Standards issued by the HKICPA, and accordingly, we do not provide any assurance on the truth and fairness of the Unaudited Hong Kong GAAP Combined Financial Information.

Opinion

Based on the foregoing, in our opinion:

(a) the unadjusted US GAAP combined financial statements set out in Appendix II of the Circular are properly extracted from the Audited US Combined Financial Statements set out in Appendix I of the Circular;

(b) the adjustments made in arriving at the Unaudited Hong Kong GAAP Combined Financial Information reflect, in all material respects, differences between PCD's accounting policies and the Company's accounting policies; and

(c) the computation of the Unaudited Hong Kong GAAP Combined Financial Information is arithmetically accurate.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following is a summary of the audited financial information of the Lenovo Group for the three financial years ended 31 March 2004 and unaudited financial information for the six months ended 30 September 2004, and the audited accounts of the Lenovo Group for the two financial years ended 31 March 2004. The accounts of the Lenovo Group have been prepared in accordance with Hong Kong GAAP and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants.

THREE YEARS AND SIX MONTHS FINANCIAL SUMMARY

Consolidated profit and loss accounts

	Six months ended 30 September		Year ended 31 March		
	2004	**2003**	**2004**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Turnover	11,532,708	11,589,140	23,175,944	20,233,290	20,853,254
Earnings before interest, taxation, depreciation and amortization expenses	608,114	602,170	1,125,129	1,174,720	1,008,938
Depreciation expenses	(101,888)	(97,336)	(211,161)	(160,304)	(143,048)
Amortization of intangible assets	(15,891)	(15,234)	(34,999)	(15,246)	—
Impairment of assets	(51,364)	—	—	—	—
Gains/(losses) on disposal of investments	164,382	6,002	47,558	(26,802)	164,240
Finance income	41,646	40,049	93,368	77,233	67,360
Profit from operation	644,999	535,651	1,019,895	1,049,601	1,097,490
Finance costs	(3,500)	—	(2,881)	(20)	(11,785)
	641,499	535,651	1,017,014	1,049,581	1,085,705
Share of (losses)/profits of jointly controlled entities	(10,110)	(13,539)	(39,053)	(34,756)	8,468
Share of (losses)/profits of associated companies	(246)	5,379	16,891	13,826	(12,979)
Profit before taxation	631,143	527,491	994,852	1,028,651	1,081,194
Taxation	(24,905)	1,326	20,150	(26,018)	(23,092)
Profit after taxation	606,238	528,817	1,015,002	1,002,633	1,058,102
Minority interests	20,633	10,601	37,883	14,519	(13,202)
Profit attributable to shareholders	626,871	539,418	1,052,885	1,017,152	1,044,900
Dividends	179,357	149,436	373,704	747,412	383,088
Earnings per share					
— Basic (HK cents)	8.39	7.22	14.09	13.55	13.86
— Fully diluted (HK cents)	8.38	7.19	13.99	13.54	13.79

Consolidated balance sheet

	As at 30 September	As at 31 March		
	2004	**2004**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(unaudited)	(audited)	(audited)	(audited)
Non-current assets	2,018,221	2,242,141	1,514,546	1,337,182
Current assets	7,143,996	6,099,900	5,241,050	4,354,555
Current liabilities	3,850,075	3,297,440	2,507,004	2,002,323
Non-current liabilities	391,341	526,547	330	330
Minority interests	30,800	29,330	59,741	7,050
Net assets	4,890,001	4,488,724	4,188,521	3,682,034

AUDITED ACCOUNTS OF THE GROUP FOR THE YEAR ENDED 31 MARCH 2004

Consolidated profit and loss account

For the year ended 31 March 2004

	Note	2004 *HK$'000*	2003 *HK$'000*
Turnover	3	23,175,944	20,233,290
Earnings before interest, taxation, depreciation and amortization expenses		1,125,129	1,174,720
Depreciation expenses		(211,161)	(160,304)
Amortization of intangible assets		(34,999)	(15,246)
Gains/(losses) on disposal of investments		47,558	(26,802)
Finance income		93,368	77,233
Profit from operation	4	1,019,895	1,049,601
Finance costs	6	(2,881)	(20)
		1,017,014	1,049,581
Share of losses of jointly controlled entities		(39,053)	(34,756)
Share of profits of associated companies		16,891	13,826
Profit before taxation	5	994,852	1,028,651
Taxation	7	20,150	(26,018)
Profit after taxation		1,015,002	1,002,633
Minority interests		37,883	14,519
Profit attributable to shareholders	10	1,052,885	1,017,152
Dividends	11	373,704	747,412
Earnings per share			
— Basic	12	14.09 HK cents	13.55 HK cents
— Fully diluted	12	13.99 HK cents	13.54 HK cents

Balance sheets
As at 31 March 2004

		Group		Company	
		2004	2003	2004	2003
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets					
Intangible assets	13	646,986	120,621	—	—
Tangible fixed assets	14	987,272	845,976	32,115	41,000
Construction-in-progress	15	260,377	174,138	—	—
Investments in subsidiaries	16(a)	—	—	2,327,875	2,327,875
Investment in a jointly controlled entity	17	124,124	198,549	—	—
Investments in associated companies	18	112,682	101,613	—	—
Investment securities	19	75,982	73,649	—	37,890
Deferred tax assets	20	34,718	—	—	—
		2,242,141	1,514,546	2,359,990	2,406,765
Current assets					
Inventories	21	1,393,018	1,269,051	—	—
Amounts due from subsidiaries	16(b)	—	—	3,218,602	2,188,544
Trade receivables	22(a)	1,230,944	553,516	—	—
Notes receivable	22(b)	520,321	383,412	—	—
Deposits, prepayments and other receivables		301,513	226,748	81,548	89,737
Tax recoverable		4,033	—	—	—
Cash and cash equivalents	23	2,650,071	2,808,323	1,107,976	1,813,751
		6,099,900	5,241,050	4,408,126	4,092,032
Current liabilities					
Amounts due to subsidiaries	16(b)	—	—	115,511	87,431
Trade payables	24(a)	2,155,057	1,588,632	—	—
Notes payable	24(b)	356,531	279,381	—	—
Accruals and other payables		616,897	630,779	15,189	15,427
Amount due to a jointly controlled entity	17	108,471	—	—	—
Tax payable		5,031	8,212	—	—
Current portion of long term liabilities	25	55,453	—	—	—
		3,297,440	2,507,004	130,700	102,858
Net current assets		2,802,460	2,734,046	4,277,426	3,989,174
Total assets less current liabilities		5,044,601	4,248,592	6,637,416	6,395,939
Financed by:					
Share capital	26	186,890	186,934	186,890	186,934
Reserves	28	4,301,834	4,001,587	6,450,526	6,208,701
Shareholders' funds		4,488,724	4,188,521	6,637,416	6,395,635
Minority interests		29,330	59,741	—	—
Deferred tax liabilities	20	—	330	—	304
Long-term liabilities	25	526,547	—	—	—
		5,044,601	4,248,592	6,637,416	6,395,939

Consolidated cash flow statement
For the year ended 31 March 2004

	Note	2004 HK$'000	2003 HK$'000
Operating activities			
Net cash inflow generated from operations	33	748,993	1,150,075
Finance income		93,368	77,233
Finance costs		(2,881)	(20)
Tax paid		(21,696)	(17,410)
Net cash inflow from operating activities		817,784	1,209,878
Investing activities			
Purchase of tangible fixed assets		(96,218)	(125,708)
Sale of tangible fixed assets		8,059	29,727
Payment for construction-in-progress		(268,135)	(169,000)
Payment for patent acquired		(4,912)	(42,453)
Purchase of investment securities		(43,552)	(200,237)
Sale of investment securities		79,845	140,517
Net cash inflow in respect of acquisition of subsidiaries	36	5,449	4,847
Proceeds from partial disposal of a subsidiary		11,792	—
Payment for acquisition of business		—	(54,613)
Investment in an associated company		—	(2,670)
Investment in jointly controlled entities		—	(24,289)
Repayment of advance from an associated company		—	50,034
Proceeds from disposal of an associated company		5,660	27,286
Dividend received from associated companies		5,490	6,892
Net cash outflow from investing activities		(296,522)	(359,667)
Net cash inflow before financing		521,262	850,211
Financing activities	34		
Exercise of share options and issue of new shares		28,736	1,887
Repurchase of shares		(28,394)	(79,399)
Capital injection from minority shareholders		11,604	—
Dividends paid		(761,814)	(405,276)
Dividend paid to minority shareholders		(4,594)	—
Loan from a minority shareholder		75,000	—
Net cash outflow from financing		(679,462)	(482,788)
(Decrease)/Increase in cash and cash equivalents		(158,200)	367,423
Cash and cash equivalents at the beginning of the year		2,808,323	2,441,169
Effect of foreign exchange rate changes		(52)	(269)
Cash and cash equivalents at the end of the year		2,650,071	2,808,323

Consolidated statement of changes in equity
For the year ended 31 March 2004

	Note	2004 HK$'000	2003 HK$'000
Total equity at the beginning of the year		4,188,521	3,682,034
Surplus/(deficit) in fair market value of investment securities	28	20,144	(20,891)
Exchange differences arising from translation of subsidiaries, associated companies and a jointly controlled entity	28	270	156
Net gains/(losses) not recognised in the consolidated profit and loss account		20,414	(20,735)
Profit for the year		1,052,885	1,017,152
Reserves realised upon disposal of investment securities	28	(11,624)	(7,120)
Total recognised gains		1,061,675	989,297
Goodwill written off arising from disposal of subsidiaries	28	—	(22)
Exercise of share options	28	28,736	1,887
Repurchase of shares	28	(28,394)	(79,399)
Dividends paid	28	(761,814)	(405,276)
Total equity at the end of the year		4,488,724	4,188,521

Notes to the accounts

1. BASIS OF PREPARATION

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, investment securities are stated at fair value.

In the current year, the Group adopted SSAP 12 "Income Taxes" issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2003.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of consolidation

(i) The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 March. Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill taken to reserve and which was not previously charged or recognized in the consolidated profit and loss account and any related accumulated exchange reserve.

(ii) All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(iii) Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(iv) In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Joint ventures

(i) A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

(ii) The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

(iii) In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(c) Associated companies

(i) An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

(ii) The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

(iii) Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the assets transferred.

(v) In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(d) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(e) Tangible fixed assets

(i) *Land use rights, leasehold land and buildings/improvements*

Land use rights, leasehold land and buildings/improvements are stated at cost less accumulated amortization or depreciation and accumulated impairment losses.

Land use rights are amortised on a straight-line basis over the land use rights periods ranging from 20 to 50 years.

Amortization of leasehold land is calculated to write off its cost to its estimated residual value over the unexpired period of the lease or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2% to 5%.

Depreciation on buildings is calculated to write off their cost to their estimated residual value over the unexpired period of the leases or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2% to 5%.

Depreciation of leasehold improvements is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group of 5 to 10 years or unexpired periods of the leases whichever is shorter. The principal annual rate used for this purpose is 10% to 20%.

(ii) *Other tangible fixed assets*

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on other tangible fixed assets is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are 20% to 33%.

(iii) *Impairment of tangible fixed assets*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in construction-in-progress and tangible fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(iv) *Gain or loss on disposal of tangible fixed assets*

Gain or loss on disposal of a tangible fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(v) *Cost of restoring and improving tangible fixed assets*

Major costs incurred in restoring tangible fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(f) Construction-in-progress

Construction-in-progress is stated at cost. Cost comprises all direct and indirect costs of acquisition or construction of buildings and plant and machinery as well as interest expenses and exchange differences on the related funds borrowed during the construction, installation and testing periods and prior to the commencement date, less any accumulated impairment losses. No depreciation is provided for on construction-in-progress. On completion, the building and plant and machinery are transferred to tangible fixed assets at cost less accumulated impairment losses.

(g) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiaries, jointly controlled entities and associated companies at the date of acquisition.

Goodwill on acquisition occurring on or after 1 January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a maximum period of 20 years. For all other acquisitions goodwill is generally amortised over 3 to 10 years.

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of its useful life. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the consolidated profit and loss account.

In accordance with the provisions of interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be reinstated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognised as an expense in the consolidated profit and loss account.

(ii) *Patents and marketing rights*

Expenditure on acquired patents and marketing rights is capitalised and amortised on a systematic basis over their useful lives, but not exceeding 20 years. Patents and marketing rights are not revalued as there is no active market for these assets.

(iii) *Impairment of intangible assets*

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(h) Investment securities

Investments which are held for non-trading purpose are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

Individual investments are reviewed regularly to determine whether they are impaired. When an investment is considered to be impaired, the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

(i) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis, and in the case of work-in-progress and finished goods (except for trading products), cost comprises direct materials, direct labour and an attributable proportion of production overheads. For trading products, cost represents invoiced value on purchases, less purchase returns and discounts. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents mainly comprise cash on hand, deposits held at call with banks and highly liquid investment which are subject to an insignificant risk of changes in value.

(l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is

recognised as a separate asset but only when the reimbursement is virtually certain. The Group recognises a provision for repairs or replacement of products still under warranty at the balance sheet date. The provision is calculated based on past history of the level of repairs and replacements.

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The effect of this change is not significant to the accounts of prior years.

(o) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

(p) Revenue

Revenue from the sale of goods is recognised on the transfer of ownership, which generally coincides with the time of shipment. Revenue from provision of systems integration service is recognized when services are rendered. Revenue from provision of information technology technical service is recognized when services are rendered. Interest income is accrued on a time proportion basis on the principal amounts outstanding and at the rates applicable. Dividend income is recognised when the right to receive payment is established.

(q) Employee benefits

(i) *Employee leave entitlements*

Employee entitlements to annual leave, sick leave and maternity leave are not recognized until the time of leave.

(ii) *Pension obligations*

The Group's contributions to the defined contribution retirement scheme for qualified Hong Kong employees are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

In addition, the Group's contributions to a local municipal government retirement scheme in Chinese mainland are expensed as incurred while the local municipal government in Chinese mainland undertakes to assume the retirement benefit obligations of the qualified employees in Chinese mainland.

(iii) *Share options*

No employee benefits cost is recognized when options are granted. When the options are exercised, equity is increased by the amount of the proceeds received.

(r) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that geographical segments be presented as the primary reporting format and business as the secondary reporting format.

Segment assets of geographical segments consist primarily of tangible fixed assets, construction-in-progress, inventories, trade receivables and notes receivable, and mainly exclude intangible assets, investments in jointly controlled entities, investments in associated companies, investment securities, deferred tax assets, other receivables, tax recoverable and cash and cash equivalents. Segment liabilities comprise operating liabilities and exclude tax payable and liabilities payable for acquisition of intangible assets. Capital expenditure mainly comprises additions to tangible fixed assets (Note 14) and construction-in-progress (Note 15).

In presenting information on the basis of business segments, intangible assets, tangible fixed assets and construction-in-progress are excluded from segment assets.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group is principally engaged in the provision of advanced information technology ("IT") products and services. Revenues recognized during the year are as follows:

	2004	2003
	HK$'000	*HK$'000*
Corporate IT business	11,925,240	10,803,311
Consumer IT business	7,760,668	6,822,633
Handheld device business	2,050,164	1,440,328
IT service business	547,780	183,800
Contract manufacturing business	892,092	983,218
	23,175,944	20,233,290

Primary reporting format — geographical segments

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in four major geographical regions — the People's Republic of China, including Chinese mainland and Hong Kong (the "PRC"), Asia Pacific (excluding PRC), North America and Europe. The later three regions are grouped as "others" for presentation purpose.

There are no material sales or other transactions among the geographical segments.

In presenting information on the basis of geographical segments, segment turnover and segment operating results are based on the geographical location of customers. Segment assets are based on the geographical location of the assets. The segment turnover and segment operating results, if based on geographical location of assets, are all categorised under PRC operations.

Secondary reporting format — business segments

The Group is categorised into five main business segments:

- Corporate IT business
- Consumer IT business
- Handheld device business
- IT service business
- Contract manufacturing business

There are no material sales or other transactions among the business segments.

(a) **Primary reporting format — geographical segments**

	PRC 2004 *HK$'000*	Others 2004 *HK$'000*	Total 2004 *HK$'000*
Profit and loss account			
Turnover	22,878,303	297,641	23,175,944
Segment operating results	947,125	(33,157)	913,968
Gains on disposal of investments	47,558	—	47,558
Amortization of intangible assets	(34,999)	—	(34,999)
Finance income			93,368
Finance costs			(2,881)
Contribution to operating profit			1,017,014
Share of losses of jointly controlled entities	(39,053)	—	(39,053)
Share of profits of associated companies	16,891	—	16,891
Profit before taxation			994,852
Taxation			20,150
Profit after taxation			1,015,002
Minority interests			37,883
Profit attributable to shareholders			1,052,885
Balance sheet			
Segment assets	4,347,982	43,950	4,391,932
Investments in jointly controlled entities	124,124	—	124,124
Investments in associated companies	112,682	—	112,682
Investment securities	75,982	—	75,982
Unallocated assets			3,637,321
Consolidated total assets			8,342,041
Segment liabilities	3,300,576	11,380	3,311,956
Unallocated liabilities			512,031
Consolidated total liabilities			3,823,987
Capital expenditure	364,353	—	364,353
Depreciation	209,520	1,641	211,161

	PRC 2003 HK$'000	Others 2003 HK$'000	Total 2003 HK$'000
Profit and loss account			
Turnover	19,738,075	495,215	20,233,290
Segment operating results	1,011,204	3,212	1,014,416
Losses on disposal of investments	(26,802)	—	(26,802)
Amortization of intangible assets	(15,246)	—	(15,246)
Finance income			77,233
Finance costs			(20)
Contribution to operating profit			1,049,581
Share of losses of jointly controlled entities	(34,756)	—	(34,756)
Share of profits of associated companies	13,826	—	13,826
Profit before taxation			1,028,651
Taxation			(26,018)
Profit after taxation			1,002,633
Minority interests			14,519
Profit attributable to shareholders			1,017,152
Balance sheet			
Segment assets	3,184,037	42,056	3,226,093
Investments in jointly controlled entities	198,549	—	198,549
Investments in associated companies	101,613	—	101,613
Investment securities	71,392	2,257	73,649
Unallocated assets			3,155,692
Consolidated total assets			6,755,596
Segment liabilities	2,492,220	6,572	2,498,792
Tax liabilities			8,542
Consolidated total liabilities			2,507,334
Capital expenditure	337,161	—	337,161
Depreciation	158,985	1,319	160,304

(b) **Secondary reporting format — business segments**

	Turnover 2004 HK$'000	Contribution to operating profit 2004 HK$'000	Consolidated total assets 2004 HK$'000
Corporate IT business	11,925,240	777,698	1,560,895
Consumer IT business	7,760,668	466,814	753,854
Handheld device business	2,050,164	(74,565)	431,377
IT service business	547,780	(58,009)	241,564
Contract manufacturing business	892,092	(95,208)	156,593
Amortization of goodwill	—	(25,274)	—
Gains on disposal of investments	—	47,558	—
Others	—	(22,000)	—
Investment in a jointly controlled entity	—	—	124,124
Investments in associated companies	—	—	112,682
Investment securities	—	—	75,982
Unallocated assets	—	—	4,884,970
	23,175,944	1,017,014	8,342,041

	Turnover 2003 HK$'000	Contribution to operating profit 2003 HK$'000	Consolidated total assets 2003 HK$'000
Corporate IT business	10,803,311	744,153	1,270,124
Consumer IT business	6,822,633	363,527	384,831
Handheld device business	1,440,328	29,017	316,471
IT service business	183,800	(61,405)	78,111
Contract manufacturing business	983,218	8,554	156,442
Amortization of goodwill	—	(7,463)	—
Losses on disposal of investments	—	(26,802)	—
Investments in jointly controlled entities	—	—	198,549
Investments in associated companies	—	—	101,613
Investment securities	—	—	73,649
Unallocated assets	—	—	4,175,806
	20,233,290	1,049,581	6,755,596

4. PROFIT FROM OPERATION

(a)

	2004 HK$'000	2003 HK$'000
Turnover	23,175,944	20,233,290
Cost of sales	(19,787,944)	(17,234,746)
Gross profit	3,388,000	2,998,544
Finance income	93,368	77,233
Gains/(losses) on disposal of investments	47,558	(26,802)
	3,528,926	3,048,975
Distribution expenses	(1,686,932)	(1,393,990)
Administrative expenses	(343,306)	(328,736)
Other operating expenses	(443,794)	(261,402)
Amortization of intangible assets	(34,999)	(15,246)
Total operating expenses *(Note (b))*	(2,509,031)	(1,999,374)
Profit from operations	1,019,895	1,049,601

(b) Analysis of total operating expenses by nature:

	2004 HK$'000	2003 HK$'000
Selling expenses	(558,124)	(379,842)
Promotional and advertising expenses	(395,905)	(425,143)
Staff costs (including directors' emoluments) *(Note 8)*	(851,476)	(688,519)
Other expenses	(668,527)	(490,624)
Amortization of intangible assets	(34,999)	(15,246)
Total operating expenses	(2,509,031)	(1,999,374)

5. PROFIT BEFORE TAXATION

Profit before taxation is stated after (crediting)/charging the following:

	2004 HK$'000	2003 HK$'000
Auditors' remuneration	2,689	2,698
Depreciation of owned tangible fixed assets	211,161	160,304
Amortization of intangible assets	34,999	15,246
Cost of inventories sold	19,604,591	16,965,244
Rental expenses under operating leases	67,023	67,900
Research and development expenses	499,572	314,182
Loss on disposal of tangible fixed assets	2,308	3,110
Net exchange (gain)/loss	(7,379)	13,346

6. FINANCE COSTS

	2004	2003
	HK$'000	*HK$'000*
Interest payable on bank loans and overdrafts	2,365	20
Other interest	516	—
Total finance cost	2,881	20

7. TAXATION

The amount of taxation (credited)/charged to the consolidated profit and loss account represents:

	2004	2003
	HK$'000	*HK$'000*
Current taxation:		
— Taxation outside Hong Kong	14,482	23,730
— Overprovision in prior years	—	(339)
Deferred taxation relating to the origination and reversal of temporary differences	(35,048)	—
	(20,566)	23,391
Share of taxation attributable to:		
Jointly controlled entities	84	1,416
Associated companies	332	1,211
Taxation (credit)/charge	(20,150)	26,018

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	994,852	1,028,651
Calculated at a taxation rate of 17.5% (2003: 16%)	174,099	164,584
Effect of different taxation rates in other countries	(117,494)	(121,286)
Income not subject to taxation	(103,801)	(27,351)
Expenses not deductible for taxation purposes	14,240	14,762
Utilisation of previously unrecognised tax losses	—	(3,269)
Recognition of deferred taxes previously not recognised	(29,067)	—
Tax credit for capital expenditure	(1,271)	(6,526)
Overprovision in prior years	—	(339)
Net deferred tax assets not recognised	43,144	5,443
Taxation (credit)/charge	(20,150)	26,018

No provision for Hong Kong profits tax has been made in the accounts as the Company and its subsidiaries have no estimated assessable profits for the year (2003: Nil). In 2003, the Government of Hong Kong Special Administrative Region enacted a change in the profit tax rate from 16% to 17.5% for the fiscal year 2003/04.

Taxation outside Hong Kong represents tax charges on the assessable profits of subsidiaries, operating outside Hong Kong including the Chinese mainland, calculated at rates applicable in the respective jurisdictions.

Pursuant to various approval documents issued by the Chinese mainland tax authority, certain Chinese mainland subsidiaries of the Group are entitled to preferential Chinese mainland income tax treatments.

Lenovo (Beijing) Limited was entitled to preferential Chinese mainland income tax rate of 7.5% for the three years ended 31 December 2003. From 1 January 2004 onwards, it is subject to income tax rate of 10% up to 31 December 2006.

Lenovo Mobile Communication Co., Ltd., Shanghai Lenovo Electronic Co., Ltd. and Lenovo Computer System and Technology Service Co., Ltd. are exempted from Chinese mainland income tax for two years commencing 1 January 2002 and a 50% Chinese mainland tax reduction for the following three years.

Other major Chinese mainland subsidiaries of the Group in Shenzhen, Beijing and Huiyang are exempted from Chinese mainland income tax for two to three years commencing 1 January 2001 and a 50% Chinese mainland income tax reduction for the following three years.

8. STAFF COSTS

	2004	2003
	HK$'000	*HK$'000*
Wages, salaries and bonuses	672,562	581,465
Social security costs	72,892	42,858
Pension costs *(Note (b))*	58,797	41,216
Others	125,776	89,898
	930,027	755,437

(a) Included in the above balance are staff costs of HK$851,476,000 (2003: HK$688,519,000) which are included in operating expenses (Note 4(b)).

(b) The Group contributes to respective local municipal government retirement schemes which are available to all qualified employees in Chinese mainland. Contributions to these schemes are calculated with reference to the employees' salaries, bonuses and monthly average salaries as set out by the local municipal government.

Prior to 1 December 2000, the Group provided all qualified Hong Kong employees with a defined contribution retirement scheme. Commencing 1 December 2000, the Group's Hong Kong employees are required to contribute 5% of their basic salary plus cash allowances (subject to the ceiling under the requirements set out in the Mandatory Provident Fund legislation) whereas the employer's contribution is at 7.5% and 10% respectively after completion of five and ten years of service. The Group's contributions to the scheme were reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Forfeited contributions totalling HK$812,638 (2003: HK$352,811) were utilised during the year leaving no amount available at the year end to reduce further contributions. The assets of the defined contribution scheme are held separately from those of the Group in an independently administered fund.

The retirement benefit scheme cost charged to the consolidated profit and loss account represents contributions payable by the Group to the schemes.

9. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS

(a) The aggregate amounts of emoluments payable to directors of the Company during the year are as follow:

	Directors		Independent non-executive directors	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fees	—	—	540	375
Other emoluments:				
Basic salaries, allowances and benefits-in-kind	26,037	20,667	—	—
Retirement benefit costs	352	339	—	—
	26,389	21,006	540	375

Certain directors of the Company have been granted options to acquire shares of the Company.

The emoluments of the directors disclosed above do not include the benefits derived or to be derived from the options granted under the Company's share option schemes.

(b) The number of directors whose emoluments fall within the following bands is as follows:

	Directors		Independent non-executive directors	
HK$	2004	2003	2004	2003
From 0 to 1,000,000	—	—	3	3
From 2,000,001 to 2,500,000	—	1	—	—
From 2,500,001 to 3,000,000	1	—	—	—
From 4,000,001 to 4,500,000	—	1	—	—
From 4,500,001 to 5,000,000	1	—	—	—
From 5,500,001 to 6,000,000	—	1	—	—
From 6,000,001 to 6,500,000	1	—	—	—
From 8,000,001 to 8,500,000	—	1	—	—
From 12,000,001 to 12,500,000	1	—	—	—
	4	4	3	3

(c) Among the five highest paid employees, three (2003: four) are directors whose remunerations are included in the directors' emoluments above. The emoluments payable to the remaining two (2003: one) individuals during the year are as follows:

	2004	2003
	HK$'000	*HK$'000*
Basic salaries, allowances and benefits-in-kind	6,458	2,079
Retirement benefit costs	25	158
	6,483	2,237

(d) The number of employees whose emoluments fall within the following bands is as follows:

HK$	2004	2003
From 2,000,001 to 2,500,000	—	1
From 3,000,001 to 3,500,000	2	—
	2	1

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Included in the profit of HK$1,052,885,000 (2003: HK$1,017,152,000) attributable to shareholders of the Company is the profit of HK$1,001,070,000 (2003: HK$1,095,610,000), which is dealt with in the Company's own accounts.

11. DIVIDENDS

	2004	2003
	HK$'000	*HK$'000*
Interim dividend of 2.0 HK cents per share (2003: 1.8 HK cents)	149,436	135,034
Proposed final dividend of 3.0 HK cents per share (2003: 3.0 HK cents)	224,268	224,040
Special dividend of 5.2 HK cents per share for 2003	—	388,338
	373,704	747,412

At a board meeting held on 2 June 2004, the directors recommended a final dividend of 3.0 HK cents per share. The proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 March 2005.

12. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following data:

	2004	2003
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	1,052,885	1,017,152
Weighted average number of shares for the purposes of basic earnings per share	7,471,766,157	7,504,340,579
Effect of potential dilutive shares	53,541,036	9,827,387
Weighted average number of shares for the purposes of diluted earnings per share	7,525,307,193	7,514,167,966

13. INTANGIBLE ASSETS

	Group			
	Goodwill	Patent	Marketing right	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 March 2004				
Opening net book amount	85,951	34,670	—	120,621
Additions	—	4,912	507,000	511,912
Acquisition of a subsidiary	49,452	—	—	49,452
Amortization charge	(25,274)	(9,725)	—	(34,999)
Closing net book amount	110,129	29,857	507,000	646,986
As at 31 March 2004				
Cost	142,866	47,365	507,000	697,231
Accumulated amortization	(32,737)	(17,508)	—	(50,245)
Net book amount	110,129	29,857	507,000	646,986
As at 31 March 2003				
Cost	93,414	42,453	—	135,867
Accumulated amortization	(7,463)	(7,783)	—	(15,246)
Net book amount	85,951	34,670	—	120,621

14. TANGIBLE FIXED ASSETS

	Group						
	Land use rights, leasehold land and buildings *(Note (a))*	Leasehold improvements	Plant and machinery	Furniture and fixtures	Office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Costs							
At 1 April 2003	469,557	138,065	90,676	17,109	474,120	24,824	1,214,351
Exchange adjustment	—	—	—	466	218	199	883
Additions	—	8,369	10,590	4,256	71,203	1,800	96,218
Acquisition of subsidiaries	—	3,513	61,990	225	18,330	330	84,388
Transfer from construction-in-progress	80,669	44,611	16,989	—	39,627	—	181,896
Disposals	—	(1,954)	(4,849)	(981)	(21,710)	(1,521)	(31,015)
At 31 March 2004	550,226	192,604	175,396	21,075	581,788	25,632	1,546,721
Accumulated depreciation							
At 1 April 2003	68,397	41,152	29,868	8,445	205,971	14,542	368,375
Exchange adjustment	—	—	—	339	152	70	561
Charge for the year	20,252	43,588	21,318	4,404	118,799	2,800	211,161
Disposals	—	(1,750)	(2,459)	(603)	(14,675)	(1,161)	(20,648)
At 31 March 2004	88,649	82,990	48,727	12,585	310,247	16,251	559,449
Net book value							
At 31 March 2004	461,577	109,614	126,669	8,490	271,541	9,381	987,272
At 31 March 2003	401,160	96,913	60,808	8,664	268,149	10,282	845,976

	Company				
	Leasehold improvements	Furniture and fixtures	Office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Costs					
At 1 April 2003	2,325	658	39,778	1,562	44,323
Additions	27	23	5,017	1,280	6,347
Disposals	—	—	(38)	—	(38)
At 31 March 2004	2,352	681	44,757	2,842	50,632
Accumulated depreciation					
At 1 April 2003	319	315	2,403	286	3,323
Charge for the year	832	150	13,837	404	15,223
Disposals	—	—	(29)	—	(29)
At 31 March 2004	1,151	465	16,211	690	18,517
Net book value					
At 31 March 2004	1,201	216	28,546	2,152	32,115
At 31 March 2003	2,006	343	37,375	1,276	41,000

The net book value of land use rights, leasehold land and buildings comprises:

	Group					
	2004			2003		
	Hong Kong	Chinese mainland	Total	Hong Kong	Chinese mainland	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Medium leases (less than 50 years but not less than 10 years)	—	461,577	461,577	—	401,160	401,160

15. CONSTRUCTION-IN-PROGRESS

Construction-in-progress comprises:

	Group					
	Buildings under development		Others		Total	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At the beginning of the year	130,107	24,453	44,031	19,413	174,138	43,866
Additions	180,611	123,226	87,524	45,774	268,135	169,000
Transfer to tangible fixed assets	(109,720)	(17,572)	(72,176)	(21,156)	(181,896)	(38,728)
At the end of the year	200,998	130,107	59,379	44,031	260,377	174,138

No interest expenses were capitalised in construction-in-progress at the balance sheet date.

16. SUBSIDIARIES

(a) Investments in subsidiaries

	Company 2004	Company 2003
	HK$'000	*HK$'000*
Unlisted shares, at cost	2,327,875	2,327,875

The following includes the principal subsidiaries of the Company which were directly and indirectly held by the Company and, in the opinion of the directors, significant to the results of the year or form a substantial portion of the net assets of the Group. The directors consider that giving details of other subsidiaries would result in particulars of excessive length.

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective percentage holding 2004	Effective percentage holding 2003	Principal activities
Held directly:					
Lenovo (Beijing) Limited*	Chinese mainland	HK$78,000,000	100%	100%	Manufacturing and distribution of IT products and provision of IT services
Lenovo (Shanghai) Co., Ltd.*	Chinese mainland	HK$10,000,000	100%	100%	Distribution of IT products and provision of IT services
Held indirectly:					
Beijing Lenovo Software Limited*	Chinese mainland	HK$5,000,000	100%	100%	Provision of IT services and distribution of IT products
Han Consulting (China) Limited*	Chinese mainland	US$6,000,000	51%	51%	Provision of IT services and distribution of IT products
Huiyang Lenovo Industry Property Limited*	Chinese mainland	US$2,045,500	100%	100%	Property holding and property management
Lenovo AI Computer Technology Co., Ltd.*	Chinese mainland	RMB10,000,000	70%	70%	Provision of IT services
Lenovo (Chengdu) Limited*	Chinese mainland	RMB12,000,000	100%	100%	Provision of IT services and distribution of IT products
Lenovo Chinaweal System & Service Co., Ltd.*	Chinese mainland	US$6,024,000	95.1%	95.1%	Provision of IT services and distribution of IT products
Lenovo Computer Limited	Hong Kong	HK$2	100%	100%	Procurement agent and distribution of IT products

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective percentage holding 2004	2003	Principal activities
Lenovo Computer System and Technology Service Co., Ltd.*	Chinese mainland	RMB50,000,000	100%	100%	Provision of IT services and distribution of IT products
Lenovo (Huiyang) Electronic Industrial Co., Ltd.*	Chinese mainland	HK$16,000,000	100%	100%	Manufacturing of IT products
Lenovo Industrial Development Co., (Daya Bay) Ltd.*	Chinese mainland	US$10,000,000	100%	100%	Property holding and property management
Lenovo Mobile Communication Co., Ltd.*	Chinese mainland	RMB187,500,000	80.8%	80.8%	Manufacturing and distribution of mobile handsets
Lenovo Networks (Shenzhen) Limited*	Chinese mainland	HK$20,000,000	80%	—	Provision of IT services
Lenovo (Shenyang) Limited*	Chinese mainland	RMB10,000,000	100%	100%	Provision of IT services and distribution of IT products
Lenovo (Shenzhen) Electronic Co., Ltd.*	Chinese mainland	RMB10,000,000	100%	100%	Distribution of IT products
Lenovo (Wuhan) Limited*	Chinese mainland	RMB10,000,000	100%	100%	Provision of IT services and distribution of IT products
Lenovo (Xian) Limited*	Chinese mainland	RMB10,000,000	100%	100%	Provision of IT services and distribution of IT products
Shanghai Lenovo Electronic Co., Ltd.*	Chinese mainland	RMB20,000,000	100%	100%	Manufacturing of IT products
QDI Europe B.V.	The Netherlands	EUR18,151	50%	100%	Distribution of IT products
QDI Technology (HK) Limited	Hong Kong	HK$2	50%	—	Procurement agent and distribution of IT products
QDI Technology (Huizhou) Limited*	Chinese mainland	HK$50,000,000	50%	50%	Manufacturing of IT products
QDI Technology (Shenzhen) Limited*	Chinese mainland	HK$8,300,000	50%	—	Distribution of IT products

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective percentage holding 2004	2003	Principal activities
Quantum Designs (H.K.) Limited	Hong Kong	HK$2 ordinary and HK$1,000,000 non-voting deferred	100%	100%	Procurement agent and distribution of IT products
Sunny Information Technology Service (Beijing) Co., Ltd.*	Chinese mainland	RMB20,000,000	100%	100%	Provision of repair services for computer hardware and software systems

Notes:

(i) All of the above subsidiaries operate principally in their respective places of incorporation or establishment.

(ii) All the Chinese mainland subsidiaries are limited liability companies. They have adopted 31 December as their financial year end date for statutory reporting purposes. For preparation of the consolidated accounts, accounts of these subsidiaries for the 12 months ended 31 March 2003 and 2004 have been used.

(iii) The company whose English name with a "*" is a direct transliteration of its Chinese registered name.

(b) **Amounts due from/(to) subsidiaries**

The amounts are interest-free, unsecured and have no fixed terms of repayment.

17. INVESTMENT IN A JOINTLY CONTROLLED ENTITY

	Group 2004	2003
	HK$'000	*HK$'000*
Share of net assets	124,124	198,549
Amount due to a jointly controlled entity *(Note)*	(108,471)	—
	15,653	198,549

Note: The amount due to a jointly controlled entity is interest-free, unsecured and have no fixed terms of repayment.

The details of the jointly controlled entity at 31 March 2004 are as follows:

Company name	Place of incorporation/ establishment	Interest held indirectly 2004	2003	Principal activity
Leby Technology Company Limited	British Virgin Islands	50%	50%	Dormant

18. INVESTMENTS IN ASSOCIATED COMPANIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Share of net assets	110,882	99,813
Unsecured loan repayable on demand *(Note)*	1,800	1,800
	112,682	101,613

Note: The loan to an associated company is interest-free.

The following is a list of the principal associated companies at 31 March 2004:

Company name	Place of incorporation/ establishment	Interest held indirectly 2004	2003	Principal activities
Beijing CA — Legend Software Co., Ltd.*	Chinese mainland	20%	20%	Software development
Legend Kingsoft Holdings Limited	British Virgin Islands	30%	30%	Distribution and development of software
Techwise Circuits Company Limited	Hong Kong	30.5%	30.5%	Manufacturing and distribution of printed circuit boards

Notes:

(i) The associated companies operate principally in their respective places of incorporation or establishment, except for Legend Kingsoft Holdings Limited which operates principally in the PRC.

(ii) The company whose English name with a "*" is a direct transliteration of its Chinese registered name.

19. INVESTMENT SECURITIES

	Group		Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities, at fair value				
Listed in Hong Kong	12,239	52,172	—	37,890
Listed outside Hong Kong	48,716	2,257	—	—
	60,955	54,429	—	37,890
Unlisted	15,027	19,220	—	—
	75,982	73,649	—	37,890

20. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the rates applicable in the respective jurisdictions.

The movement on the deferred assets/(liabilities) account is as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
At the beginning of the year	(330)	(330)
Deferred taxation credited to consolidated profit and loss account *(Note 7)*	35,048	—
At the end of the year	34,718	(330)

Deferred income tax assets are recognised for tax losses carry forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$140,356,107 (2003: HK$5,229,967) to carry forward against future taxable income. These tax losses will expire up to fiscal year 2008/09.

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax assets

	Provisions		Tax depreciation allowance		Total	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At the beginning of the year	—	—	—	—	—	—
Credited to consolidated profit and loss account	34,171	—	547	—	34,718	—
At the end of the year	34,171	—	547	—	34,718	—

Deferred tax liabilities

	Tax depreciation allowance		Total	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At the beginning of the year	330	330	330	330
Credited to consolidated profit and loss account	(330)	—	(330)	—
At the end of the year	—	330	—	330

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2004	2003
	HK$'000	*HK$'000*
Deferred tax assets	34,718	—
Deferred tax liabilities	—	(330)
	34,718	(330)

21. INVENTORIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Raw materials	896,177	873,090
Work-in-progress	13,369	26,975
Finished goods	483,472	368,986
	1,393,018	1,269,051

At 31 March 2004, the carrying amount of inventories that are carried at net realisable value amounted to HK$136,066,000 (2003: HK$79,785,000).

22. ACCOUNTS RECEIVABLE

(a) Trade receivables

At 31 March 2004, the ageing analysis of the trade receivables was as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
0–30 days	944,212	490,851
31–60 days	84,481	27,213
61–90 days	20,862	10,680
Over 90 days	181,389	24,772
	1,230,944	553,516

Customers for trading business are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally range from 30 days to 180 days.

(b) Notes receivable are bills of exchange mainly with maturity dates of within six months.

23. CASH AND CASH EQUIVALENTS — GROUP

Included in the cash and cash equivalents of the Group are Renminbi cash and cash equivalents in the Chinese mainland of approximately HK$1,335,636,000 (2003: HK$802,124,000).

24. ACCOUNTS PAYABLE

(a) Trade payables

At 31 March 2004, the ageing analysis of the trade payables was as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
0–30 days	1,791,869	1,339,852
31–60 days	210,993	149,535
61–90 days	27,554	20,870
Over 90 days	124,641	78,375
	2,155,057	1,588,632

(b) Notes payable are mainly repayable within three months.

25. LONG-TERM LIABILITIES

	Group 2004 HK$'000	2003 HK$'000
Loan from a minority shareholder of a subsidiary *(Note (a))*	75,000	—
Amount payable for marketing right *(Note (b))*	507,000	—
Current portion payable within one year	(55,453)	—
	451,547	—
	526,547	—

Notes:

(a) The loan from a minority shareholder of a subsidiary is unsecured and not repayable within next 12 months. Included in the balance is an amount of HK$52,879,000 which is bearing interest at the rate of LIBOR + 1.5% per annum. The remaining balance of HK$22,121,000 is interest free.

(b) On 5 February 2004, the Group has entered into an agreement with the International Olympic Committee and the United States Olympic Committee regarding participation in The Olympic Partner Programme. Pursuant to which, the Group will pay a total amount of US$65,000,000 (equivalent to approximately HK$507,000,000) in cash and value in kind to obtain marketing rights which include the use of Olympic intellectual property rights and exclusive worldwide marketing opportunities in its products, technology and service categories from 1 January 2005 to 31 December 2008. The amount is payable in installments up to 10 November 2008.

26. SHARE CAPITAL

	2004 Number of shares	2004 HK$'000	2003 Number of shares	2003 HK$'000
Authorized:				
At the beginning and the end of the year	20,000,000,000	500,000	20,000,000,000	500,000
Issued and fully paid:				
At the beginning of the year	7,477,364,108	186,934	7,508,038,108	187,701
Exercise of share options *(Note 27)*	10,580,000	265	656,000	16
Repurchase of shares *(Note)*	(12,350,000)	(309)	(31,330,000)	(783)
At the end of the year	7,475,594,108	186,890	7,477,364,108	186,934

Note: During the year, the Company repurchased 12,350,000 shares of HK$0.025 each on the Stock Exchange of Hong Kong at an aggregate consideration of HK$28,394,000.

27. SHARE OPTIONS

Under the Company's employee share option scheme adopted on 18 January 1994 ("Old Option Scheme"), the Company granted options to employees (including directors) of the Company or its subsidiaries to subscribe for shares in the Company, subject to a maximum of 10% of the issued share capital of the Company from time to time. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is 80% of the average of the closing prices of the shares on the five trading days immediately preceding the date on which the offer is made. The Old Option Scheme was terminated on 26 April 2002. Despite the fact that no further options may be granted thereunder, all other provisions of the Old Option Scheme will remain in force to govern the exercise of all the options previously granted.

On 25 March 2002, an ordinary resolution approving the adoption of a new share option scheme ("New Option Scheme") was passed by shareholders at an extraordinary general meeting of the Company.

Under the New Option Scheme, the Company may grant options to qualified participants as defined in the Directors' Report to subscribe for shares in the Company, subject to a maximum of 10% of the issued share capital of the Company as at the date of adoption of the New Option Scheme. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option shares is the highest of the closing price of the shares on the date of grant; the average of the closing prices of the shares for the five trading days immediately preceding the date of grant; and the nominal value of the shares.

	2004	2003
	Number of shares	*Number of shares*
At the beginning of the year	345,142,000	292,992,000
Granted during the year *(Note (a))*	136,572,000	52,806,000
Exercised during the year *(Note (b))*	(10,580,000)	(656,000)
Lapsed during the year *(Note (c))*	(1,656,000)	—
At the end of the year *(Note (d))*	469,478,000	345,142,000

(a) Share options granted during the year:

Exercise period	Exercise price	2004	2003
	HK$	*Number of shares*	*Number of shares*
New Option Scheme			
10.10.2002 to 09.10.2012	2.435	—	52,806,000
26.04.2003 to 25.04.2013	2.245	136,572,000	—
		136,572,000	52,806,000

(b) Details of share options exercised during the year are as follows:

(i) **Year 2004**

Exercise date	Exercise price	Market value per share at exercise date	Number of shares	Proceeds received
	HK$	*HK$*		*HK$*
28.08.2003	2.876	3.08	20,000	57,520
10.09.2003 to 24.09.2003	2.876	3.15–3.43	1,676,000	4,820,176
02.10.2003 to 21.10.2003	2.876	3.05–3.80	342,000	983,592
03.11.2003 to 25.11.2003	2.876	3.13–3.18	520,000	1,495,520
01.12.2003 to 25.12.2003	2.876	3.15–3.40	2,666,000	7,667,416
02.01.2004 to 16.01.2004	2.876	3.40–3.70	1,640,000	4,716,640
19.02.2004 to 21.02.2004	2.876	3.35–3.43	66,000	189,816
23.07.2003 to 31.07.2003	2.245	2.88–3.05	46,000	103,270
11.08.2003 to 18.08.2003	2.245	3.00–3.23	46,000	103,270
23.09.2003	2.245	3.23	66,000	148,170
17.10.2003	2.245	3.45	110,000	246,950
08.12.2003 to 17.12.2003	2.245	3.18–3.40	122,000	273,890
08.01.2004	2.245	3.63	6,000	13,470
01.03.2004 to 09.03.2004	2.245	3.20–3.28	34,000	76,330
17.06.2003 to 25.06.2003	2.435	2.60–2.86	16,000	38,960
08.07.2003 to 31.07.2003	2.435	2.88–3.05	122,000	297,070
06.08.2003 to 23.08.2003	2.435	2.88–3.03	68,000	165,580
10.09.2003 to 24.09.2003	2.435	3.14–3.43	588,000	1,431,780
02.10.2003 to 24.10.2003	2.435	3.05–3.73	664,000	1,616,840
03.11.2003 to 24.11.2003	2.435	3.10–3.75	282,000	686,670
01.12.2003 to 26.12.2003	2.435	3.18–3.40	348,000	847,380
02.01.2004 to 15.01.2004	2.435	3.48–3.70	384,000	935,040
02.02.2004 to 24.02.2004	2.435	3.25–3.75	698,000	1,699,630
01.03.2004 to 09.03.2004	2.435	3.20–3.30	50,000	121,750
			10,580,000	28,736,730

(ii) Year 2003

Exercise date	Exercise price	Market value per share at exercise date	Number of shares	Proceeds received
02.04.2002	2.876	3.33	88,000	253,088
08.05.2002	2.876	3.35	270,000	776,520
10.06.2002	2.876	3.20	298,000	857,048
			656,000	1,886,656

(c) Details of share options lapsed during the year were as follows:

Exercise period	Exercise price	2004	2003
	HK$	*Number of shares*	*Number of shares*
New Option Scheme			
10.10.2002 to 09.10.2012	2.435	1,656,000	—

(d) Details of share options at the balance sheet date were as follows:

Exercise period	Exercise price	2004	2003
	HK$	*Number of shares*	*Number of shares*
Old Option Scheme			
28.01.2000 to 27.01.2010	4.038	7,712,000	7,712,000
15.01.2001 to 14.01.2011	4.312	127,162,000	127,162,000
16.04.2001 to 15.04.2011	4.072	35,550,000	35,550,000
29.08.2001 to 28.08.2011	2.904	832,000	832,000
31.08.2001 to 30.08.2011	2.876	114,150,000	121,080,000
		285,406,000	292,336,000
New Option Scheme			
10.10.2002 to 09.10.2012	2.435	47,930,000	52,806,000
26.04.2003 to 25.04.2013	2.245	136,142,000	—
		184,072,000	52,806,000

28. SHARE CAPITAL AND RESERVES

	Group							
	Share capital	Share premium	Surplus arising on consolidation	Exchange reserve	Investment revaluation reserve	Share redemption reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 1 April 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	—	—	—	—	20,144	—	—	20,144
Exchange differences	—	—	—	270	—	—	—	270
Reserves realized upon disposal of investment securities	—	—	—	—	(11,624)	—	—	(11,624)
Profit for the year	—	—	—	—	—	—	1,052,885	1,052,885
Exercise of share options	265	28,471	—	—	—	—	—	28,736
Repurchase of shares	(309)	—	—	—	—	309	(28,394)	(28,394)
Dividends paid	—	—	—	—	—	—	(761,814)	(761,814)
As at 31 March 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Representing:								
2004 final dividend proposed							224,268	
Others							(714,334)	
Accumulated losses as at 31 March 2004							(490,066)	
Company and subsidiaries	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(549,378)	4,429,412
Jointly controlled entities	—	—	—	—	—	—	7,236	7,236
Associated companies	—	—	—	—	—	—	52,076	52,076
As at 31 March 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724

	Group							
	Share capital	Share premium	Surplus arising on consolidation	Exchange reserve	Investment revaluation reserve	Share redemption reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 1 April 2002	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
Deficit in fair market value of investment securities	—	—	—	—	(20,891)	—	—	(20,891)
Exchange differences	—	—	—	156	—	—	—	156
Reserves realized upon disposal of investment securities	—	—	—	—	(7,120)	—	—	(7,120)
Goodwill written off arising from disposal of subsidiaries	—	—	(22)	—	—	—	—	(22)
Profit for the year	—	—	—	—	—	—	1,017,152	1,017,152
Exercise of share options	16	1,871	—	—	—	—	—	1,887
Repurchase of shares	(783)	—	—	—	—	783	(79,399)	(79,399)
Dividends paid	—	—	—	—	—	—	(405,276)	(405,276)
As at 31 March 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Representing:								
2003 final dividend proposed							224,040	
2003 special dividend proposed							388,337	
Others							(1,365,120)	
Accumulated losses as at 31 March 2003							(752,743)	
Company and subsidiaries	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(719,921)	4,221,343
Jointly controlled entities	—	—	—	—	—	—	(27,704)	(27,704)
Associated companies	—	—	—	—	—	—	(5,118)	(5,118)
As at 31 March 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521

	Share capital HK$'000	Share premium HK$'000	Company Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Retained earnings HK$'000	Total HK$'000
As at 1 April 2003	186,934	4,734,055	(2,183)	2,589	1,474,240	6,395,635
Reserves realised upon disposal of investment securities	—	—	2,183	—	—	2,183
Profit for the year	—	—	—	—	1,001,070	1,001,070
Exercise of share options	265	28,471	—	—	—	28,736
Repurchase of shares	(309)	—	—	309	(28,394)	(28,394)
Dividends paid	—	—	—	—	(761,814)	(761,814)
As at 31 March 2004	186,890	4,762,526	—	2,898	1,685,102	6,637,416
Representing:						
2004 final dividend proposed					224,268	
Others					1,460,834	
Retained earnings as at 31 March 2004					1,685,102	
As at 1 April 2002	187,701	4,732,184	—	1,806	863,305	5,784,996
Deficit in fair market value of investment securities	—	—	(2,183)	—	—	(2,183)
Profit for the year	—	—	—	—	1,095,610	1,095,610
Exercise of share options	16	1,871	—	—	—	1,887
Repurchase of shares	(783)	—	—	783	(79,399)	(79,399)
Dividends paid	—	—	—	—	(405,276)	(405,276)
As at 31 March 2003	186,934	4,734,055	(2,183)	2,589	1,474,240	6,395,635
Representing:						
2003 final dividend proposed					224,040	
2003 special dividend proposed					388,337	
Others					861,863	
Retained earnings as at 31 March 2003					1,474,240	

29. RELATED PARTY TRANSACTIONS

Saved as disclosed elsewhere in this set of accounts, the Group had the following material related party transactions in the normal course of business during the year:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Beijing Legend FM Science and Technology Company Limited (a subsidiary of the ultimate holding company):		
Account access fees	—	43,879
Digital China and its subsidiaries (associated companies of the ultimate holding company):		
Rental and management fee	740	2,163
Purchase of goods	27,992	5,414
Sales of goods	—	1,132
Leby Technology Company Limited (a jointly controlled entity):		
Purchase of computers products	178,907	134,262
Manufacturing fee	—	58,284
Sale of computer products	5,149	31,094
Lenovo (Beijing) Technology Co., Ltd. (a former jointly controlled entity):		
Technical consultancy fees	—	2,260
QDI Technology (Huizhou) Limited (a subsidiary of a former jointly controlled entity):		
Rental and management fee	3,126	8,239
Ramaxel Technology Limited (holding company of a minority shareholder of a subsidiary):		
Purchase of goods	180,541	—
Sale of goods	215,333	—
Right Lane Limited (a substantial shareholder):		
Rental and management fee	960	960
Shenzhen Legend Science Park Company Limited (a subsidiary of the ultimate holding company):		
Rental expenses	10,373	14,822
Shenzhen Zhiqin International Freight Forwarding Co., Ltd. (an associated company of the ultimate holding company)		
Logistic services fee	1,064	—
Techwise Circuits Company Limited and its subsidiaries (associated companies):		
Purchase of goods	34,800	51,232
Rental and management fee	10,836	21,903
Xiamen Overseas Chinese Electronics Co., Ltd. (a minority shareholder of a subsidiary):		
Rental expenses	1,144	1,144
Purchase of goods	701	32,368

The directors are of the opinion that the above transactions were conducted on normal commercial terms in the ordinary course of business.

30. BANKING FACILITIES

At 31 March 2004, total banking facilities granted to the Group amounted to approximately HK$3,783,000,000 which were secured by one or more of the following:

(a) Cross guarantees provided by certain subsidiaries; and

(b) Guarantees provided by the Company.

At 31 March 2004, the amount of facilities utilised by the Group amounted to approximately HK$1,139,000,000 (2003: HK$460,000,000).

31. COMMITMENTS

(a) Capital commitments

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Contracted but not provided for property, plant and equipment	58,911	120,156

(b) Commitments under operating leases

At 31 March 2004, the Group had future aggregate minimum lease payments in respect of land and buildings under non-cancelable operating leases as follows:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Not later than one year	36,377	58,255
Later than one year but not later than five years	75,262	78,281
Later than five years	43,146	52,058
	154,785	188,594

(c) Other commitments

(i) On 17 December 2002, two subsidiaries of the Company, China Weal Technology Holding Limited ("CWT") and the shareholders of CWT entered into an agreement in which the Company's subsidiaries have committed to acquire certain business and assets from CWT and its subsidiaries (the "CWT Group"). The business and assets acquired were injected into a newly incorporated Chinese mainland subsidiary of the Company.

Pursuant to the agreement, the Group is required to pay an initial consideration of approximately HK$61,000,000 and an additional consideration which is dependent on, among other things, proper completion of certain recognisation procedures, and the operating results of the above-mentioned new subsidiary of the Company up to 31 March 2008. The maximum amount of additional consideration, if required, of approximately HK$156,000,000 will be settled in phases before 31 October 2008.

(ii) As at 31 March 2004, the Group had outstanding foreign currency forward contracts and options amounted to approximately HK$468,000,000 (2003: HK$46,000,000).

32. CONTINGENT LIABILITIES

(a) The Company has executed guarantees with respect to banking facilities made available to its subsidiaries. As at 31 March 2004, such facilities granted and utilised amounted to approximately HK$2,381,000,000 and HK$552,000,000 respectively (2003: HK$2,620,000,000 and HK$460,000,000).

(b) The Company has issued letters of guarantee to the suppliers and vendors of its subsidiaries. As at 31 March 2004, the guarantee granted and utilised amounted to approximately HK$1,031,160,000 and HK$626,000,000 respectively (2003: HK$941,460,000 and HK$570,000,000).

33. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATIONS

	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	994,852	1,028,651
Share of profits of associated companies	(16,891)	(13,826)
Share of losses of jointly controlled entities	39,053	34,756
Finance income	(93,368)	(77,233)
Finance costs	2,881	20
Depreciation of tangible fixed assets	211,161	160,304
Amortization of intangible assets	34,999	15,246
Loss on disposal of tangible fixed assets	2,308	3,110
(Gains)/losses on disposal of investments	(47,558)	26,802
Operating profit before working capital changes	1,127,437	1,177,830
Increase in inventories	(117,942)	(411,997)
Decrease in amounts due from jointly controlled entities	—	194,132
Increase in trade receivables, notes receivable, deposits, prepayments and other receivables	(858,109)	(287,263)
Increase in trade payables, notes payable, accruals and other payables	597,607	477,373
Net cash inflow from operations	748,993	1,150,075

34. ANALYSIS OF CHANGES IN FINANCING

	2004			2003		
	Share capital (including premium)	Minority interests	Loan from a minority shareholder of a subsidiary	Share capital (including premium)	Minority interests	Loan from a minority shareholder of a subsidiary
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance at the beginning of the year	4,920,989	59,741	—	4,919,885	7,050	—
Minority interests' share of losses	—	(37,883)	—	—	(14,519)	—
Increase in loan from a minority shareholder	—	—	75,000	—	—	—
Acquisition of subsidiaries	—	462	—	—	67,210	—
Issue of new shares	28,736	11,604	—	1,887	—	—
Consideration for the repurchase of shares	(28,394)	—	—	(79,399)	—	—
Repurchase of shares	28,085	—	—	78,616	—	—
Dividend paid to minority shareholders	—	(4,594)	—	—	—	—
Balance at the end of the year	4,949,416	29,330	75,000	4,920,989	59,741	—

35. ACQUISITION OF SUBSIDIARIES

	2004	2003
	HK$'000	*HK$'000*
Net assets acquired		
Tangible fixed assets	84,388	27,027
Inventories	6,025	1,535
Investments	—	3,649
Accounts and notes receivable	29,476	7,788
Deposits, prepayments and other receivables	1,517	25,730
Cash and cash equivalents	56,749	204,788
Accounts payable	(12,202)	(789)
Accruals and other payables	(19,884)	(20,538)
Minority interest	(462)	(67,210)
	145,607	181,980
Goodwill arising from acquisition	49,452	38,801
	195,059	220,781
Satisfied by:		
Cash and cash equivalents	51,300	199,941
Amount payable to a jointly controlled entity	108,471	20,840
Investment in a jointly controlled entity	35,288	—
	195,059	220,781

36. ANALYSIS OF THE NET INFLOW OF CASH AND CASH EQUIVALENTS IN RESPECT OF THE ACQUISITION OF SUBSIDIARIES

	2004	2003
	HK$'000	*HK$'000*
Cash consideration	(51,300)	(199,941)
Cash and cash equivalents acquired	56,749	204,788
Net inflow of cash and cash equivalents in respect of acquisition of subsidiaries	5,449	4,847

37. ULTIMATE HOLDING COMPANY

The directors regard Legend Holdings Limited, a company established in the Chinese mainland, as being the ultimate holding company.

38. APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 2 June 2004.

UNAUDITED FINANCIAL STATEMENTS OF THE LENOVO GROUP FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

Consolidated profit and loss account

	Notes	3 months ended 30 September 2004 (unaudited) *HK$'000*	6 months ended 30 September 2004 (unaudited) *HK$'000*	3 months ended 30 September 2003 (unaudited) *HK$'000*	6 months ended 30 September 2003 (unaudited) *HK$'000*
Turnover	3	5,654,798	11,532,708	6,247,401	11,589,140
Earnings before interest, taxation, depreciation and amortization expenses		255,662	608,114	294,842	602,170
Depreciation expenses		(50,463)	(101,888)	(49,139)	(97,336)
Amortization of intangible assets		(7,461)	(15,891)	(8,441)	(15,234)
Impairment of assets		(20,363)	(51,364)	—	—
Gains on disposal of investments		110,294	164,382	6,002	6,002
Finance income		20,895	41,646	19,004	40,049
Profit from operations	4	308,564	644,999	262,268	535,651
Finance costs		(2,776)	(3,500)	—	—
		305,788	641,499	262,268	535,651
Share of losses of jointly controlled entities		(6,090)	(10,110)	(4,910)	(13,539)
Share of (losses)/profits of associated companies		(2,051)	(246)	270	5,379
Profit before taxation		297,647	631,143	257,628	527,491
Taxation	5	(13,593)	(24,905)	(2,079)	1,326
Profit after taxation		284,054	606,238	255,549	528,817
Minority interests		5,992	20,633	5,613	10,601
Profit attributable to shareholders		290,046	626,871	261,162	539,418
Dividend	6	N/A	179,357	N/A	149,436
Earnings per share — basic	7	3.89 HK cents	8.39 HK cents	3.49 HK cents	7.22 HK cents
Earnings per share — fully diluted	7	3.88 HK cents	8.38 HK cents	3.47 HK cents	7.19 HK cents

Consolidated balance sheet

	Notes	As at 30 September 2004 (unaudited) HK$'000	As at 31 March 2004 (audited) HK$'000
Non-current assets			
Intangible assets		552,487	646,986
Tangible fixed assets		867,707	987,272
Construction-in-progress		290,607	260,377
Investments in jointly controlled entities		193,466	124,124
Investments in associated companies		50,891	112,682
Investment securities		28,283	75,982
Deferred tax assets		34,780	34,718
		2,018,221	2,242,141
Current assets			
Inventories		905,195	1,393,018
Trade receivables	8	1,714,639	1,230,944
Notes receivable		646,442	520,321
Deposits, prepayments and other receivables		751,331	301,513
Tax recoverable		—	4,033
Cash and cash equivalents		3,126,389	2,650,071
		7,143,996	6,099,900
Current liabilities			
Trade payables	8	2,479,248	2,155,057
Notes payable		317,475	356,531
Accruals and other payables		688,153	616,897
Amounts due to jointly controlled entities		107,199	108,471
Tax payable		17,341	5,031
Short-term bank loan		125,000	—
Current portion of long-term liabilities		115,659	55,453
		3,850,075	3,297,440
Net current assets		3,293,921	2,802,460
Total assets less current liabilities		5,312,142	5,044,601
Financed by:			
Share capital		186,830	186,890
Reserves		4,703,171	4,301,834
Shareholders' funds		4,890,001	4,488,724
Minority interests		30,800	29,330
Long-term liabilities		391,341	526,547
		5,312,142	5,044,601

Condensed consolidated cash flow statement

	6 months ended 30 September 2004 (unaudited) *HK$'000*	6 months ended 30 September 2003 (unaudited) *HK$'000*
Net cash inflow from operating activities	598,326	110,401
Net cash outflow from investing activities	(18,532)	(174,014)
Net cash outflow from financing activities	(103,601)	(631,736)
Increase/(decrease) in cash and cash equivalents	476,193	(695,349)
Effect of foreign exchange rate changes	125	(4)
Cash and cash equivalents at the beginning of the period	2,650,071	2,808,323
Cash and cash equivalents at the end of the period	3,126,389	2,112,970

Consolidated statement of changes in equity

	Share capital (unaudited) HK$'000	Share premium (unaudited) HK$'000	Surplus arising on consolidation (unaudited) HK$'000	Exchange reserve (unaudited) HK$'000	Investment revaluation reserve (unaudited) HK$'000	Share redemption reserve (unaudited) HK$'000	Accumulated losses (unaudited) HK$'000	Total (unaudited) HK$'000
Balance as at 1 April 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Deficit in fair market value of investment securities	—	—	—	—	(1,322)	—	—	(1,322)
Exchange differences	—	—	—	13	—	—	—	13
Net gains and losses not recognized in the consolidated profit and loss account	—	—	—	13	(1,322)	—	—	(1,309)
Profit for the period	—	—	—	—	—	—	626,871	626,871
Reserves written off on disposal of subsidiaries	—	—	—	(2,377)	—	—	—	(2,377)
Reserves realized on disposal of investment securities	—	—	—	—	(12,908)	—	—	(12,908)
Impairment of investments	—	—	—	—	19,601	—	—	19,601
Exercise of share options	128	11,556	—	—	—	—	—	11,684
Repurchase of shares	(188)	(16,093)	—	—	—	188	—	(16,093)
Dividend paid	—	—	—	—	—	—	(224,192)	(224,192)
As at 30 September 2004	186,830	4,757,989	27,871	2,217	(605)	3,086	(87,387)	4,890,001
Balance as at 1 April 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	—	—	—	—	13,707	—	—	13,707
Exchange differences	—	—	—	(4)	—	—	—	(4)
Net gains and losses not recognized in the consolidated profit and loss account	—	—	—	(4)	13,707	—	—	13,703
Profit for the period	—	—	—	—	—	—	539,418	539,418
Reserves realized on disposal of investment securities	—	—	—	—	(341)	—	—	(341)
Exercise of share options	8	758	—	—	—	—	—	766
Repurchase of shares	(234)	—	—	—	—	234	(20,124)	(20,124)
Dividend paid	—	—	—	—	—	—	(612,378)	(612,378)
As at 30 September 2003	186,708	4,734,813	27,871	4,307	(1,130)	2,823	(845,827)	4,109,565

Notes:

1. BASIS OF PREPARATION

The Board is responsible for the preparation of the Group's unaudited interim financials. These unaudited interim financials have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2004.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies and methods of calculations used in the preparation of these unaudited interim financials are consistent with those used in the annual accounts for the year ended 31 March 2004.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION

3A. Primary reporting format — business segments

(i) For the six months ended 30 September 2004:

	Corporate IT business (unaudited) *HK$'000*	Consumer IT business (unaudited) *HK$'000*	Handheld device business (unaudited) *HK$'000*	Other business (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Profit and loss account					
Turnover	6,228,287	3,818,778	1,191,327	294,316	11,532,708
Segment operating results	313,188	239,969	1,363	(53,031)	501,489
Amortization of goodwill					(11,154)
Impairment of assets					(51,364)
Gains on disposal of investments					164,382
Finance income					41,646
Finance costs					(3,500)
Contribution to operating profit					641,499
Share of losses of jointly controlled entities					(10,110)
Share of losses of associated companies					(246)
Profit before taxation					631,143
Taxation					(24,905)
Profit after taxation					606,238
Minority interests					20,633
Profit attributable to shareholders					626,871

(ii) For the six months ended 30 September 2003:

	Corporate IT business (unaudited) *HK$'000*	Consumer IT business (unaudited) *HK$'000*	Handheld device business (unaudited) *HK$'000*	Other business (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Profit and loss account					
Turnover	5,855,356	4,138,201	908,359	687,224	11,589,140
Segment operating results	369,775	237,716	(43,527)	(63,375)	500,589
Amortization of goodwill					(10,989)
Gains on disposal of investments					6,002
Finance income					40,049
Finance costs					—
Contribution to operating profit					535,651
Share of losses of jointly controlled entities					(13,539)
Share of profits of associated companies					5,379
Profit before taxation					527,491
Taxation					1,326
Profit after taxation					528,817
Minority interests					10,601
Profit attributable to shareholders					539,418

3B. Secondary reporting format — geographical segments

As over 90% of the Group's business operations are located in the People's Republic of China, no geographical segment analysis is presented.

4. PROFIT FROM OPERATIONS

		3 months ended 30 September 2004 (unaudited) *HK$'000*	6 months ended 30 September 2004 (unaudited) *HK$'000*	3 months ended 30 September 2003 (unaudited) *HK$'000*	6 months ended 30 September 2003 (unaudited) *HK$'000*
(a)	Turnover	5,654,798	11,532,708	6,247,401	11,589,140
	Cost of sales	(4,874,050)	(9,828,870)	(5,357,790)	(9,864,801)
	Gross profit	780,748	1,703,838	889,611	1,724,339
	Finance income	20,895	41,646	19,004	40,049
	Gains on disposal of investments	110,294	164,382	6,002	6,002
	Impairment of assets	(20,363)	(51,364)	—	—
	Distribution expenses	(399,509)	(818,412)	(446,224)	(832,162)
	Administrative expenses	(75,673)	(170,616)	(88,894)	(181,192)
	Other operating expenses	(100,367)	(208,584)	(108,790)	(206,151)
	Amortization of intangible assets	(7,461)	(15,891)	(8,441)	(15,234)
	Total operating expenses *(see (b))*	(583,010)	(1,213,503)	(652,349)	(1,234,739)
	Profit from operations	308,564	644,999	262,268	535,651
(b)	Analysis of operating expenses by nature:				
	Selling expenses	(129,472)	(285,794)	(147,902)	(291,952)
	Promotional and advertising expenses	(98,193)	(184,141)	(105,109)	(189,345)
	Staff costs	(200,753)	(434,349)	(234,473)	(458,496)
	Other expenses	(147,131)	(293,328)	(156,424)	(279,712)
	Amortization of intangible assets	(7,461)	(15,891)	(8,441)	(15,234)
	Total operating expenses	(583,010)	(1,213,503)	(652,349)	(1,234,739)

5. TAXATION

	3 months ended 30 September 2004 (unaudited) *HK$'000*	6 months ended 30 September 2004 (unaudited) *HK$'000*	3 months ended 30 September 2003 (unaudited) *HK$'000*	6 months ended 30 September 2003 (unaudited) *HK$'000*
Taxation outside Hong Kong	13,154	24,834	5,470	11,554
Deferred taxation	454	(62)	(3,377)	(13,097)
	13,608	24,772	2,093	(1,543)
Share of taxation attributable to:				
jointly controlled entities	(15)	11	—	84
associated companies	—	122	(14)	133
	13,593	24,905	2,079	(1,326)

6. DIVIDEND

	6 months ended 30 September 2004 (unaudited) *HK$'000*	6 months ended 30 September 2003 (unaudited) *HK$'000*
Interim dividend, declared after period end, of 2.4 HK cents (2003/04: 2.0 HK cents) per share	179,357	149,436

7. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following data:

	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2003 (unaudited)
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	626,871	539,418
Weighted average number of shares for the purposes of basic earnings per share	7,476,022,359	7,469,327,977
Effect of potential dilutive shares	6,162,854	30,914,415
Weighted average number of shares for the purposes of diluted earnings per share	7,482,185,213	7,500,242,392

8. AGEING ANALYSIS

Ageing analysis of trade receivables as at 30 September 2004 is as follow:

	As at 30 September 2004 (unaudited) *HK$'000*	As at 30 June 2004 (unaudited) *HK$'000*	As at 31 March 2004 (audited) *HK$'000*
0–30 days	1,411,565	1,233,249	944,212
31–60 days	176,109	77,050	84,481
61–90 days	12,082	19,358	20,862
Over 90 days	114,883	166,584	181,389
	1,714,639	1,496,241	1,230,944

Customers are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally range from 30 days to 180 days.

8. AGEING ANALYSIS (CONTINUED)

Ageing analysis of trade payables as at 30 September 2004 is as follow:

	As at 30 September 2004 (unaudited) *HK$'000*	As at 30 June 2004 (unaudited) *HK$'000*	As at 31 March 2004 (audited) *HK$'000*
0–30 days	1,991,482	1,567,468	1,791,869
31–60 days	355,502	335,793	210,993
61–90 days	42,177	69,766	27,554
Over 90 days	90,087	130,210	124,641
	2,479,248	2,103,237	2,155,057

9. CONDENSED BALANCE SHEET OF THE COMPANY

	As at 30 September 2004 (unaudited) *HK$'000*	As at 31 March 2004 (audited) *HK$'000*
Tangible fixed assets	24,505	32,115
Investments	2,334,365	2,327,875
Current assets	4,175,612	4,408,126
Current liabilities	124,438	130,700
Net current assets	4,051,174	4,277,426
Total assets less current liabilities	6,410,044	6,637,416
Share capital	186,830	186,890
Retained earnings	1,462,941	1,685,102
Reserves	4,760,273	4,765,424
	6,410,044	6,637,416

The following unaudited pro forma financial information on the Enlarged Group is prepared by the Directors of the Company.

(A) UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF THE ENLARGED GROUP

Set out below is an illustrative and unaudited pro forma consolidated balance sheet of the Enlarged Group as at 30 September 2004 which has been prepared for the purpose of illustration as if the Closings had taken place on 30 September 2004.

The unaudited pro forma consolidated balance sheet is based on the unaudited consolidated balance sheet of the Group as at 30 September 2004, and the audited combined statement of financial position of PCD as at 30 June 2004 as extracted from Appendix I to this circular, after making pro forma adjustments that are necessary.

The unaudited pro forma consolidated balance sheet has been prepared to provide the unaudited pro forma financial information on the Enlarged Group as a result of the Closings. As it has been prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Group as at 30 September 2004 and at any future date.

	The Business as at 30 June 2004 under US GAAP	Pro forma adjustments — excluded assets and liabilities	The Business as at 30 June 2004 under US GAAP and after pro forma adjustments — excluded assets and liabilities	Pro forma adjustment — pension obligation	The Business as at 30 June 2004 under US GAAP after pro forma adjustments	GAAP adjustments	The Business as at 30 June 2004 under HK GAAP after pro forma adjustments	The Business as at 30 June 2004 under HK GAAP after pro forma adjustments	Lenovo Group as at 30 September 2004 (unaudited)	Pro forma consolidation adjustments	Note	Pro forma Enlarged Group
	US$'m (Note 1)	US$'m (Note 2)	US$'m	US$'m (Note 3)	US$'m	US$'m (Note 4)	US$'m	HK$'m (Note 5)	HK$'m	HK$'m (Note 6)		HK$'m
Non-current assets												
Intangible assets	19	(19)	—	—	—	—	—	—	552	14,866	7(iii) &(vii)	15,418
Tangible fixed assets	308	(241)	67	—	67	—	67	523	868	195	7(iv)	1,586
Construction-in-progress	—	—	—	—	—	—	—	—	290	—		290
Investment in a jointly controlled entity	—	—	—	—	—	—	—	—	193	—		193
Investments in associated companies	—	—	—	—	—	—	—	—	51	—		51
Investment securities	—	—	—	—	—	—	—	—	28	—		28
Deferred tax assets	32	(32)	—	—	—	—	—	—	35	—		35
Other non-current assets	9	(8)	1	—	1	(1)	—	—	—	—		—
	368	(300)	68	—	68	(1)	67	523	2,017	15,061		17,601
Current assets												
Inventories	279	(12)	267	—	267	—	267	2,082	905	—		2,987
Trade receivables	398	114	512	—	512	—	512	3,994	1,715	—		5,709
Notes receivable	—	—	—	—	—	—	—	—	646	—		646
Deposits, prepayments and other receivables	192	(104)	88	39	127	—	127	991	751	—		1,742
Cash and cash equivalents	297	(297)	—	—	—	—	—	—	3,126	(1,170)	7(vi)	1,956
	1,166	(299)	867	39	906	—	906	7,067	7,143	(1,170)		13,040
Current liabilities												
Amounts due to jointly controlled entities	—	—	—	—	—	—	—	—	107	—		107
Trade payables	1,441	(52)	1,389	—	1,389	—	1,389	10,834	2,479	—		13,313
Notes payable	—	—	—	—	—	—	—	—	317	—		317
Accruals and other payables	442	(217)	225	—	225	—	225	1,755	688	—		2,443
Tax payable	21	(21)	—	—	—	—	—	—	17	—		17
Short-term bank loan	—	—	—	—	—	—	—	—	125	—		125
Current portion of other long-term liabilities	289	(289)	—	—	—	—	—	—	115	—		115
	2,193	(579)	1,614	—	1,614	—	1,614	12,589	3,848	—		16,437
Net current assets/(liabilities)	(1,027)	280	(747)	39	(708)	—	(708)	(5,522)	3,295	(1,170)		(3,397)
Total assets less current liabilities	(659)	(20)	(679)	39	(640)	(1)	(641)	(4,999)	5,312	13,891		14,204
Non-current liabilities												
Long-term bank loan	—	—	—	—	—	—	—	—	—	3,900	7(v)	3,900
Other long-term liabilities	239	(238)	1	39	40	—	40	312	391	—		703
Minority interests	77	(77)	—	—	—	—	—	—	31	—		31
Net assets/(liabilities)	(975)	295	(680)	—	(680)	(1)	(681)	(5,311)	4,890	9,991		9,570
Financed by/(represented by)												
Share capital	—	—	—	—	—	—	—	—	187	44	7(i)	231
Reserves	—	—	—	—	—	—	—	—	4,703	4,636	7(i)	9,339
IBM's net investment	(973)	295	(678)	—	(678)	—	(678)	(5,288)	—	5,288	7(ii)	—
Accumulated other comprehensive loss	(2)	—	(2)	—	(2)	(1)	(3)	(23)	—	23	7(ii)	—
	(975)	295	(680)	—	(680)	(1)	(681)	(5,311)	4,890	9,991		9,570

Notes to unaudited pro forma consolidated balance sheet

1. The balances are extracted from the Audited US Combined Financial Statements of PCD as set out in Appendix I and have been reclassified to conform with the presentation format of the Group.

2. The pro forma adjustments relate to certain assets and liabilities included in the audited combined statement of financial position of PCD as at 30 June 2004 as per Appendix I and are not to be acquired or assumed by the Group pursuant to the Asset Purchase Agreement ("APA"). For the purpose of this unaudited pro forma financial information, the amounts of these excluded assets and liabilities are in accordance with terms of the APA and are based on the financial position as at 30 June 2004.

   The final amount of these adjustments will be determined on the Closings which may be different from the amounts disclosed in this Appendix.

3. In addition to the excluded assets and liabilities set out in the APA, pursuant to the Employee Matters Agreement which forms part of the APA, the Company agreed to take up pension obligations in respect of the employees of the Business in certain countries and in return receiving a compensation of the same amount from IBM. The adjustment relates to such additional pension obligations and account receivable as at 30 June 2004. The pension obligation is estimated by management of the Company based on actuarial valuation as at 30 June 2004 carried out by an independent actuary. These balances were not ascertained at the date of signing of the APA and hence not taken into account in arriving at the figures in the announcement. The final amount of this adjustment will be determined on the Closings which may be different from the amounts disclosed in this Appendix.

4. Adjustments are made to restate the combined financial statements of the Business under US GAAP, to accounting policies adopted by the Group, which follow Hong Kong GAAP, after taking into account of the effect of pro forma adjustments. Details of the relevant adjustments are set out in Note (iv) of Section A headed "Unaudited Combined Financial Information under Hong Kong GAAP" in Appendix II to this circular.

5. For the purpose of the pro forma consolidated balance sheet, the balances stated in US dollar have been translated into Hong Kong dollar at an exchange rate of US$1 = HK$7.8.

6. Under Hong Kong GAAP, the Group will apply the purchase method to account for the acquisition of the Business pursuant to the APA in the consolidated accounts of the Enlarged Group. In applying the purchase method, the identifiable assets and liabilities of the Business will be recorded on the balance sheet of the Enlarged Group at their fair values at the date of the Closings, and IBM's interests in the Business upon the Closings will be eliminated as the pre-acquisition reserves of the Enlarged Group. Any goodwill or negative goodwill arising on the acquisition will be determined as the excess or deficit of the purchase consideration deemed to be incurred by the Group over the Group's interests in the net fair value of the identifiable assets and liabilities of the Business at the date of the Closings.

   For the purpose of preparing the unaudited pro forma consolidated balance sheet of the Enlarged Group after the Closings, the net fair value of the identifiable assets and liabilities of the Business as at 30 June 2004 and the fair value of the Consideration Shares based on the closing market price of the Company's Shares as at 3 December 2004 are applied in the calculation of the estimated goodwill arising from the acquisition. Since the fair values of the assets and liabilities of the Business and of the Consideration Shares at the date of the acquisition may be substantially different from their fair values used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual goodwill arising from the acquisition of the Business may be different from the estimated goodwill shown in this Appendix.

7. The pro forma consolidation adjustments reflect the following:

   (i) issuance of the Consideration Shares, valued at HK$4,680 million on 3 December 2004, by the Company as part of the acquisition consideration;

   (ii) the elimination of IBM's interests in the Business as at the date of acquisition on consolidation;

(iii) recognition of intangible assets based on the fair value as at 30 June 2004;

(iv) fair value adjustments on tangible fixed assets of the Business as at 30 June 2004;

(v) a term loan ("Term Loan") of US$500 million (or HK$3,900 million) raised for financing the acquisition consideration, which is being negotiated by the Company with an international financial institution and bears interest at 1%–1.2% over LIBOR or swap rate per annum;

(vi) payment of cash and cash equivalents on hand of the Group as part of the acquisition consideration; and

(vii) goodwill arising from the acquisition of the Business.

(B) UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNTS OF THE ENLARGED GROUP

Set out below are illustrative and unaudited pro forma consolidated profit and loss accounts of the Enlarged Group for the year ended 31 March 2004 and for the six months ended 30 September 2004 which have been prepared for the purpose of illustration as if the Closings had taken place on 1 April 2003.

The unaudited pro forma consolidated profit and loss accounts are based on the audited consolidated profit and loss account of the Group for the year ended 31 March 2004 and the unaudited consolidated profit and loss account of the Group for the six months ended 30 September 2004 respectively, and the audited combined statement of operations of PCD for the year ended 31 December 2003 and for the six months ended 30 June 2004 as extracted from the Appendix I to this circular, after making pro forma adjustments that are necessary.

The unaudited pro forma consolidated profit and loss accounts have been prepared to provide the unaudited pro forma financial information on the Enlarged Group as a result of the Closings. As they have been prepared for illustrative purpose only and because of their nature, they may not give a true picture of the results of the Enlarged Group for the year ended 31 March 2004 and six months ended 30 September 2004 and any future financial periods.

	The Business for the six months ended 30 June 2004 under US GAAP	Pro forma adjustments	The Business for the six months ended 30 June 2004 under US GAAP after pro forma adjustments	GAAP adjustments	The Business for the six months ended 30 June 2004 under HK GAAP after pro forma adjustments	The Business for the six months ended 30 June 2004 under HK GAAP after pro forma adjustments	Lenovo Group for the six months ended 30 September 2004	Pro forma consolidation adjustments	Note	Pro forma Enlarged Group for the six months ended 30 September 2004
	US$'m	*US$'m*	*US$'m*	*US$'m*	*US$'m*	*HK$'m*	*HK$'m*	*HK$'m*		*HK$'m*
	(Note 1)	*(Note 2)*		*(Note 3)*		*(Note 4)*				
Turnover	5,217	—	5,217	—	5,217	40,693	11,533	—		52,226
Earnings before interest, taxation, depreciation and amortization expenses	(16)	—	(16)	3	(13)	(101)	608	—		507
Depreciation expenses	(28)	10	(18)	—	(18)	(140)	(102)	(20)	5(i)	(262)
Amortization of intangible assets	—	—	—	—	—	—	(16)	—		(16)
Amortization of intangible assets arising from the acquisition	—	—	—	—	—	—	—	(148)	5(ii)	(148)
Amortization of goodwill arising from the acquisition	—	—	—	—	—	—	—	(315)	5(iii)	(315)
Impairment of assets	—	—	—	—	—	—	(51)	—		(51)
Gain on disposal of investments	—	—	—	—	—	—	164	—		164
Finance income	—	—	—	—	—	—	42	—		42
(Loss)/Profit from operations	(44)	10	(34)	3	(31)	(241)	645	(483)		(79)
Finance costs	—	—	—	—	—	—	(4)	(93)	5(iv)	(97)
Share of losses of jointly controlled entities	—	—	—	—	—	—	(10)	—		(10)
(Loss)/Profit before taxation	(44)	10	(34)	3	(31)	(241)	631	(576)		(186)
Taxation	(74)	—	(74)	—	(74)	(577)	(25)	67		(535)
(Loss)/Profit after taxation	(118)	10	(108)	3	(105)	(818)	606	(509)		(721)
Minority interests	(21)	—	(21)	—	(21)	(164)	21	—		(143)
(Loss)/Profit attributable to shareholders	(139)	10	(129)	3	(126)	(982)	627	(509)		(864)

	The Business for the year ended 31 December 2003 under US GAAP US$'m (Note 1)	Pro forma adjustments US$'m (Note 2)	The Business for the year ended 31 December 2003 under US GAAP after pro forma adjustments US$'m	GAAP adjustments US$'m (Note 3)	The Business for the year ended 31 December 2003 under HK GAAP after pro forma adjustments US$'m	The Business for the year ended 31 December 2003 under HK GAAP after pro forma adjustments HK$'m (Note 4)	Lenovo Group for the year ended 31 March 2004 HK$'m	Pro forma consolidation adjustments HK$'m	Note	Pro forma Enlarged Group for the year ended 31 March 2004 HK$'m
Turnover	9,566	—	9,566	—	9,566	74,615	23,176	—		97,791
Earnings before interest, taxation, depreciation and amortization expenses	(56)	—	(56)	3	(53)	(413)	1,125	—		712
Depreciation expenses	(61)	22	(39)	—	(39)	(304)	(211)	(39)	5(i)	(554)
Amortization of intangible assets	—	—	—	—	—	—	(35)	—		(35)
Amortization of intangible assets arising from the acquisition	—	—	—	—	—	—	—	(296)	5(ii)	(296)
Amortization of goodwill arising from the acquisition	—	—	—	—	—	—	—	(630)	5(iii)	(630)
Gain on disposal of investments	—	—	—	—	—	—	48	—		48
Finance income	—	—	—	—	—	—	93	—		93
(Loss)/Profit from operations	(117)	22	(95)	3	(92)	(717)	1,020	(965)		(662)
Finance costs	—	—	—	—	—	—	(3)	(186)	5(iv)	(189)
Share of losses of jointly controlled entities	—	—	—	—	—	—	(39)	—		(39)
Share of profits of associated companies	—	—	—	—	—	—	17	—		17
(Loss)/Profit before taxation	(117)	22	(95)	3	(92)	(717)	995	(1,151)		(873)
Taxation	(115)	—	(115)	—	(115)	(897)	20	133		(744)
(Loss)/Profit after taxation	(232)	22	(210)	3	(207)	(1,614)	1,015	(1,018)		(1,617)
Minority interests	(26)	—	(26)	—	(26)	(203)	38	—		(165)
(Loss)/Profit attributable to shareholders	(258)	22	(236)	3	(233)	(1,817)	1,053	(1,018)		(1,782)

Notes to unaudited pro forma consolidated profit and loss accounts

1. The amounts are extracted from the Audited US Combined Financial Statements of PCD as set out in Appendix I to this circular and have been reclassified to conform with the presentation format of the Group.

2. The pro forma adjustments relate to depreciation expenses of certain property, plant and equipment included in the combined statement of financial position of the Business as per Appendix I, which are not to be acquired by the Group pursuant to the Asset Purchase Agreement ("APA"). In connection with such property, plant and equipment, the Group will enter into certain operating leasing agreements with IBM after the Closings to lease back the relevant property, plant and equipment with annual rental charges of approximately US$26 million (or HK$203 million) which is not reflected in the pro forma consolidated profit and loss accounts.

3. Adjustments are made to restate the combined financial statements of the Business under US GAAP to accounting policies adopted by the Group, which follow Hong Kong GAAP, after taking into account the effect of pro forma adjustments. Details of the relevant adjustments are set out in Note (i) of Section A headed "Unaudited Combined Financial Information under Hong Kong GAAP" in Appendix II to this circular.

4. For the purpose of the pro forma consolidated profit and loss accounts, the amounts stated in US dollar have been translated into Hong Kong dollar at an exchange rate of US$1 = HK$7.8.

5. The pro forma consolidation adjustments reflect the following:

   (i) additional depreciation arising from fair value adjustment of tangible fixed assets of the Business;

   (ii) amortization of intangible assets recognised in the acquisition of the Business;

   (iii) amortization of estimated goodwill arising from the acquisition in accordance with Hong Kong Statement of Standard Accounting Practice No. 30 "Business Combinations" ("HK SSAP 30") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). For illustrative purposes, the estimated goodwill of approximately HK$12,605 million is amortised over 20 years on a straight-line basis; and

(iv) interest expenses on the Term Loan, as detailed in Note 7(v) of Section A in this Appendix.

For the purpose of the unaudited pro forma financial information of the Enlarged Group, the accounting treatment in respect of goodwill is in accordance with HK SSAP 30. Hong Kong Financial Reporting Standard No. 3 "Business Combinations" ("HKFRS 3"), which is issued by HKICPA, will become effective for accounting period commencing 1 January 2005 and will supersede HK SSAP 30. The acquisition of the Business will be accounted for by the Group using HKFRS 3, instead of HK SSAP 30, for the year ending 31 March 2006. Under HKFRS 3, amortization of goodwill is prohibited, instead they are tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. In addition, under HKFRS 3, certain new intangible assets in addition to the ones which are recognised under HK SSAP 30 will be identified and recognised.

(C) UNAUDITED PRO FORMA CONSOLIDATED CASH FLOW STATEMENTS OF THE ENLARGED GROUP

Set out below are illustrative and unaudited pro forma consolidated cash flow statements of the Enlarged Group for the year ended 31 March 2004 and for the six months ended 30 September 2004 which have been prepared for the purpose of illustration as if the Closings had taken place on 1 April 2003.

The unaudited pro forma consolidated cash flow statements are based on the audited consolidated cash flow statement of the Group for the year ended 31 March 2004 and the unaudited consolidated cash flow statement for the six months ended 30 September 2004, and the audited combined statement of cash flows of PCD for the year ended 31 December 2003 and for the six months ended 30 June 2004 as extracted from the Appendix I to this circular, after making pro forma adjustments that are necessary.

The unaudited pro forma consolidated cash flow statements have been prepared to provide the unaudited pro forma financial information on the Enlarged Group as a result of the Closings. As they have been prepared for illustrative purpose only and because of their nature, they may not give a true picture of the cash flows of the Enlarged Group for the year ended 31 March 2004 and six months ended 30 September 2004 and any future financial periods.

	The Business for the six months ended 30 June 2004 under US GAAP	Pro forma adjustments	The Business for the six *months ended* 30 June 2004 under US *GAAP after* pro forma adjustments	The Business for the six *months ended* 30 June 2004 under HK *GAAP after* pro forma adjustments	Lenovo Group for the six *months ended* 30 September 2004	*Pro forma* consolidation adjustments		*Pro forma* Enlarged Group
	US$'m	*US$'m*	*US$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*Note*	*HK$'m*
	(Note 1)	*(Note 2)*		*(Note 3)*				
Operating activities								
Net cash inflow generated from operations	17	—	17	133	568	—		701
Finance income	—	—	—	—	42	—		42
Finance cost	—	—	—	—	(4)	—		(4)
Tax paid	(88)	—	(88)	(686)	(8)	—		(694)
Net cash inflow/(outflow) from operating activities	(71)	—	(71)	(553)	598	—		45
Investing activities								
Purchase of tangible fixed assets	(36)	—	(36)	(281)	(48)	—		(329)
Sale of tangible fixed assets	5	—	5	39	10	—		49
Payment for construction-in-progress	—	—	—	—	(62)	—		(62)
Purchase of investment securities	—	—	—	—	(81)	—		(81)
Sale of investment securities	—	—	—	—	137	—		137
Cash outflow in respect of deemed disposal of a subsidiary	—	—	—	—	(57)	—		(57)
Investment in associated companies	—	—	—	—	(6)	—		(6)
Repayment of advance from a jointly controlled entity	—	—	—	—	10	—		10
Proceeds from partial disposal of a subsidiary	—	—	—	—	10	—		10
Proceeds from disposal of an associate	—	—	—	—	64	—		64
Dividend received from an associated company	—	—	—	—	4	—		4
Net cash outflow from investing activities	(31)	—	(31)	(242)	(19)	—		(261)
Net cash inflow/(outflow) before financing	(102)	—	(102)	(795)	579	—		(216)
Financing activities								
Contribution from IBM	191	—	191	1,490	—	—		1,490
Loan from banks	—	—	—	—	125	—		125
Exercise of share options and issue of new shares	—	—	—	—	11	—		11
Repurchase of shares	—	—	—	—	(16)	—		(16)
Dividends paid	—	—	—	—	(224)	—		(224)
Dividends paid to minority shareholders	(4)	—	(4)	(31)	—	—		(31)
Interest expenses on Term Loan	—	—	—	—	—	(93)	4(iii)	(93)
Net cash inflow/(outflow) from financing	187	—	187	1,459	(104)	(93)		1,262
Increase/(decrease) in cash and cash equivalents	85	—	85	664	475	(93)		1,046
Cash and cash equivalents at the beginning of the period	211	(199)	12	93	2,650	(1,356)		1,387
Effect of foreign exchange rate changes	1	—	1	8	—	—		8
Cash and cash equivalents at the end of the period	297	(199)	98	765	3,125	(1,449)		2,441

	The Business for the year ended 31 December 2003 under US GAAP US$'m (Note 1)	Pro forma adjustments US$'m (Note 2)	The Business for the year ended 31 December 2003 under US GAAP after pro forma adjustments US$'m	The Business for the year ended 31 December 2003 under HK GAAP after pro forma adjustments HK$'m (Note 3)	Lenovo Group for the year ended 31 March 2004 HK$'m	Pro forma consolidation adjustments HK$'m	Note	Pro forma Enlarged Group HK$'m
Operating activities								
Net cash inflow generated from operations	266	—	266	2,075	749	—		2,824
Finance income	3	—	3	23	94	—		117
Finance cost	—	—	—	—	(3)	—		(3)
Tax paid	(98)	—	(98)	(764)	(22)	—		(786)
Net cash inflow from operating activities	171	—	171	1,334	818	—		2,152
Investing activities								
Purchase of tangible fixed assets	(97)	—	(97)	(757)	(96)	—		(853)
Sale of tangible fixed assets	73	—	73	569	8	—		577
Payment for construction-in-progress	—	—	—	—	(268)	—		(268)
Payment for patent acquired	—	—	—	—	(5)	—		(5)
Purchase of investment securities	—	—	—	—	(44)	—		(44)
Sale of investment securities	—	—	—	—	80	—		80
Sale of other investments	2	—	2	16	—	—		16
Net cash inflow in respect of acquisition of subsidiaries	—	—	—	—	5	—		5
Proceeds from partial disposal of a subsidiary	—	—	—	—	12	—		12
Cash consideration for acquisition of the business	—	—	—	—	—	(5,070)	4(i)	(5,070)
Proceeds from disposal of an associated company	—	—	—	—	6	—		6
Dividend received from associated companies	—	—	—	—	5	—		5
Net cash outflow from investing activities	(22)	—	(22)	(172)	(297)	(5,070)		(5,539)
Net cash inflow/(outflow) before financing	149	—	149	1,162	521	(5,070)		(3,387)
Financing activities								
Repayment to IBM	(106)	(199)	(305)	(2,379)	—	—		(2,379)
Exercise of share options and issue of new shares	—	—	—	—	29	—		29
Repurchase of shares	—	—	—	—	(29)	—		(29)
Capital injection from minority shareholders	—	—	—	—	12	—		12
Dividends paid	—	—	—	—	(762)	—		(762)
Dividends paid to minority shareholders	(31)	—	(31)	(242)	(4)	—		(246)
Loan from a shareholder of a subsidiary	—	—	—	—	75	—		75
New Term Loan	—	—	—	—	—	3,900	4(ii)	3,900
Interest expenses on Term Loan	—	—	—	—	—	(186)	4(iii)	(186)
Net cash inflow/(outflow) from financing	(137)	(199)	(336)	(2,621)	(679)	3,714		414
Increase/(decrease) in cash and cash equivalents	12	(199)	(187)	(1,459)	(158)	(1,356)		(2,973)
Cash and cash equivalents at the beginning of the year	199	—	199	1,552	2,808	—		4,360
Cash and cash equivalents at the end of the year	211	(199)	12	93	2,650	(1,356)		1,387

Notes to unaudited pro forma consolidated cash flow statements

1. The balances are extracted from the Audited US Combined Financial Statements of PCD as set out in Appendix I to this circular and have been reclassified to conform with the presentation format of the Group.

2. The pro forma adjustments represent the cash balances included in the combined statement of financial position of PCD as at 1 January 2003 as per Appendix I to this circular which will not be transferred to the Group pursuant to the APA. The final amount of these adjustments will be determined on the Closings which may be different from the amounts disclosed in this Appendix.

3. For the purpose of the pro forma consolidated cash flow statements, the amounts stated in US dollar have been translated into Hong Kong dollar at an exchange rate of US$1 = HK$7.8. In addition, there is no net impact arising from the GAAP adjustments and accordingly no adjustment in respect of GAAP adjustments has been made.

4. The pro forma consolidation adjustments reflect the following:

   (i) payment of cash consideration pursuant to the APA as if the Closings had taken place on 1 April 2003;

   (ii) raise of Term Loan on 1 April 2003 for financing the acquisition consideration as if the Closings had taken place on 1 April 2003; and

   (iii) payment of interest expenses on the Term Loan, as detailed in Note 7(v) of Section A in this Appendix.

(D) UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS/(LIABILITIES) OF THE ENLARGED GROUP BEFORE AND AFTER CLOSINGS

Set out below is an unaudited statement of adjusted consolidated net tangible assets of the Group before Closings based on the unaudited consolidated balance sheet of the Group as at 30 September 2004 as set out in Appendix III to this circular and an unaudited pro forma statement of adjusted consolidated net tangible assets/(liabilities) of the Enlarged Group after Closings based on its unaudited pro forma consolidated balance sheet as at 30 September 2004 as set out in this Appendix:

Unaudited consolidated net assets of the Group as at 30 September 2004	Less: Unamortised intangible assets of the Group as at 30 September 2004	Unaudited consolidated net tangible assets of the Group as at 30 September 2004	Unaudited adjusted consolidated net tangible assets of the Group as at 30 September 2004 attributable to each share of the Company before Closings
HK$'m	*HK$'m*	*HK$'m*	*HK$*
			(Note 1)
4,890	(552)	4,338	0.58

Unaudited pro forma consolidated net assets of the Enlarged Group after Closings	Less: Unamortised intangible assets of the Group	Less: Estimated goodwill and intangible assets arising from the Acquisition	Unaudited pro forma adjusted net tangible liabilities of the Enlarged Group after Closings	Unaudited pro forma adjusted consolidated net tangible liabilities attributable to each share of the Company after Closings
HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$*
(Note 2)				*(Note 3)*
9,570	(552)	(14,866)	(5,848)	(0.63)

Notes:

1. The number of shares used for the calculation of this figure is 7,473,220,108 existing shares of the Company as at 30 September 2004.

2. The balance is extracted from Section A headed "Unaudited Pro Forma Consolidated Balance Sheet of the Enlarged Group" as set out in this Appendix.

3. The number of shares used for the calculation of this figure is 9,216,091,136 shares, comprising the existing shares of the Company of 7,473,220,108 as at 30 September 2004 and the Consideration Shares of 821,234,569 new ordinary shares and 921,636,459 new non-voting shares to be allotted and issued by the Company to satisfy part of the acquisition consideration of the Business.

(E) REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE ENLARGED GROUP

The following is the text of a report received from the Company's auditors, PricewaterhouseCoopers Hong Kong, Certified Public Accountants, for inclusion in this circular. As there is no specific guidance on the reporting on pro forma financial information under the Auditing Guidelines issued by the Hong Kong Institute of Certified Public Accountants, this report is prepared with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom.


PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

31 December 2004

The Directors
Lenovo Group Limited

Dear Sirs

We report on the unaudited pro forma financial information (the "Pro Forma Financial Information"), which comprises pro forma consolidated balance sheet, pro forma consolidated profit and loss accounts and pro forma consolidated cash flow statements of Lenovo Group Limited (the "Company") and its subsidiaries (collectively the "Group") and the personal computing division of International Business Machines Corporation ("IBM") ("PCD") (hereinafter referred to as the "Enlarged Group") and the unaudited pro forma statement of adjusted net tangible liabilities of the Enlarged Group, set out on pages 201 to 210 of Appendix IV of the Company's circular dated 31 December 2004 (the "Circular") in connection with the acquisition of PCD by the Company pursuant to the Asset Purchase Agreement dated 7 December 2004 between the Company and IBM (hereinafter referred to as the "Transaction"). The unaudited Pro Forma Financial Information has been prepared by the Directors of the Company, for illustrative purposes only, to provide information about how the Transaction might have affected the relevant financial information of the Enlarged Group as at 30 September 2004 and for the year ended 31 March 2004 and six months ended 30 September 2004.

RESPONSIBILITIES

The unaudited Pro Forma Financial Information is arrived at after making adjustments on each of the financial statements of the Group under Hong Kong GAAP and audited combined financial statements of the Business under US GAAP. The financial statements of the Group and the Business are the responsibility of the Directors of the Company and the management of PCD respectively. The Directors of the Company are responsible for (i) the pro forma adjustments made to the combined financial statements of PCD in accordance with the terms of the Asset Purchase Agreement; (ii) the adjustments made in restating the combined financial statements of PCD under the US GAAP to the accounting policies of the Company which follow Hong Kong GAAP; and (iii) the preparation of the

unaudited Pro Forma Financial Information in accordance with paragraph 4.29 and paragraph 13 of Appendix 1B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited Pro Forma Financial Information with the directors of the Company.

Our work does not constitute an audit or review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not provide any such assurance on the unaudited Pro Forma Financial Information.

The unaudited Pro Forma Financial Information has been prepared on the bases set out on pages 201 to 210 of Appendix IV for illustrative purpose only and, because of its nature, it may not be indicative of:

— the financial position of the Enlarged Group at any future date; or

— the results and cash flows of the Enlarged Group for any future periods.

OPINION

In our opinion:

(a) the unaudited Pro Forma Financial Information has been properly compiled by the Directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Company, and

(c) the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29 of the Listing Rules.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION OF THE LENOVO GROUP

Track record of the Lenovo Group

The table below sets out the condensed profit and loss accounts of the Lenovo Group for each of the three years ended 31 March 2004 and each of the six months ended 30 September 2003 and 2004.

	Six months ended 30 September		Year ended 31 March		
	2004	**2003**	**2004**	**2003**	**2002**
	(Unaudited)	*(Unaudited)*	*(Audited)*	*(Audited)*	*(Audited)*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	11,532,708	11,589,140	23,175,944	20,233,290	20,853,254
Cost of sales	(9,828,870)	(9,864,801)	(19,787,944)	(17,234,746)	(18,070,819)
Gross profit	1,703,838	1,724,339	3,388,000	2,998,544	2,782,435
Finance income	41,646	40,049	93,368	77,233	67,360
Gain or (losses) on disposal of investments	164,382	6,002	47,558	(26,802)	164,240
Impairment of assets	(51,364)	—	—	—	—
	1,858,502	1,770,390	3,528,926	3,048,975	3,014,035
Distribution expenses	(818,412)	(832,162)	(1,686,932)	(1,393,990)	(1,390,571)
Administrative expenses	(170,616)	(181,192)	(343,306)	(328,736)	(363,851)
Other operating expenses	(208,584)	(206,151)	(443,794)	(261,402)	(162,123)
Amortization of intangible assets	(15,891)	(15,234)	(34,999)	(15,246)	—
Total operating expenses	(1,213,503)	(1,234,739)	(2,509,031)	(1,999,374)	(1,916,545)
Profit from operations	644,999	535,651	1,019,895	1,049,601	1,097,490
Finance cost	(3,500)	—	(2,881)	(20)	(11,785)
	641,499	535,651	1,017,014	1,049,581	1,085,705
Share of profits or (losses) of jointly controlled entities	(10,110)	(13,539)	(39,053)	(34,756)	8,468
Share of profits or (losses) of associated companies	(246)	5,379	16,891	13,826	(12,979)
Profit before taxation	631,143	527,491	994,852	1,028,651	1,081,194
Taxation	(24,905)	1,326	20,150	(26,018)	(23,092)
Profit after taxation	606,238	528,817	1,015,002	1,002,633	1,058,102
Minority interests	20,633	10,601	37,883	14,519	(13,202)
Profit attributable to shareholders	626,871	539,418	1,052,885	1,017,152	1,044,900
Total operating expenses by nature:					
Selling expenses	(285,794)	(291,952)	(558,124)	(379,842)	(382,372)
Promotional and advertising expenses	(184,141)	(189,345)	(395,905)	(425,143)	(397,352)
Staff costs	(434,349)	(458,496)	(851,476)	(688,519)	(674,920)
Other expenses	(293,328)	(279,712)	(668,527)	(490,624)	(461,901)
Amortization of intangible assets	(15,891)	(15,234)	(34,999)	(15,246)	—
Total operating expenses	(1,213,503)	(1,234,739)	(2,509,031)	(1,999,374)	(1,916,545)

OVERVIEW

The Lenovo Group is principally engaged in the provision of advanced information technology ("IT") products and services. It is the leading Personal Computer manufacturer in the PRC and the Asia Pacific region (excluding Japan). Domestic sales accounted for approximately 98.7% of the total turnover of the Lenovo Group for the year ended 31 March 2004.

It is the strategy of the Company to focus on the development of Personal Computer market. The Lenovo Group has the largest market share in the PRC Personal Computer market with about 27% market share. In terms of volume, the Lenovo Group sold more than 3.5 million units of Personal Computers (desktop and notebook combined) in 2003, more than doubled that of the second major player in the market.

Sales of the Lenovo Group's Personal Computer products are made mainly through distributors and other market channel partners in the PRC. As at the Latest Practicable Date, the nationwide third-party distribution network in the PRC comprised about 3,600 distributors and agents and a network of about 4,400 retail outlets. The highly efficient distribution system allows the Company to penetrate deeply into the PRC market including the burgeoning township market. With a view to developing close tie with customers, the Lenovo Group established a direct-to-customer sales model in 2004 in order to supplement its channel distribution system.

The Lenovo Group offers a wide spectrum of Personal Computer products at different price bands and targeting various customer segments. To adhere to the customer-oriented principle, in 2002 the Lenovo Group launched "dual mode" home Personal Computers — the "Tianjiao" and "Tianrui" series, which have adopted the self-developed operating system, LEOS, that combines the functions of computers and electrical appliances. In the same year, the Lenovo Group rolled out the "Kaitian" commercial computer series, which brought a brand-new concept to the office work, namely "Relaxed and Free Office Work Environment" and demonstrated a number of technical and design breakthroughs in the commercial Personal Computer arena, including wireless connection to the Internet, telephone synchronization, personalized interface, smart cards and VPN security. The "Kaitian" commercial computer series was accredited the "Intel Innovative PC Award" in the USA, an accolade that helped boost the Company's brand image.

Low-cost and efficient production is another major competitive advantage of the Lenovo Group. Despite the declining trend in the selling prices of Personal Computer products in the PRC as a result of keen competition among domestic players and international players, the Lenovo Group has been able to maintain a relatively stable level of profit margin due to its product differentiation, successful stringent cost control measures and efficient production, logistics and supply chain management as discussed in more details below in this sub-section.

The Lenovo Group's success has extended beyond Personal Computers. Striving to position itself as an end-to-end solution purveyor, the Lenovo Group focuses on dual business segments — information products primarily including commercial desktop, consumer desktop, notebook, Personal Computer servers, high performance servers, peripherals, certain consumer electronics; and mobile handsets. In a bid to create a seamless computing environment for both terminal and back-end equipment, the Company is taking the lead in developing Collaborating Applications and is a founding member of Intelligent Grouping and Resources Sharing (IGRS) Standardization Working Group. Notebooks and projectors with IGRS protocol have been successfully commercialized.

For the year ended 31 March 2004, sales of IT Products to the corporate sector and the consumer sector accounted for approximately 51.5% and approximately 33.5% of the total turnover of the Lenovo Group respectively. The sales of handheld devices accounted for 8.8% and the remaining 6.2% of the turnover were derived from the provision of information technology services and contract manufacturing business.

The Company has developed extensive footprints along the value chain over the years. Currently, the Company has four research and development centers, four large manufacturing facilities, and a nationwide distribution network and a nationwide after sales service network. The Lenovo Group has the largest service network and led the service experience in the market place. Lenovo is one of the strongest and most recognizable brands in China.

The successful business strategy of the Company was also reflected in its financial performance with revenue exceeding HK$23 billion in the year ended 31 March 2004; a market capitalization of over HK$18 billion (based on the closing price of the Shares as at the Latest Practicable Date); and a return of equity of above 20% for each of the three years ended 31 March 2004.

Standing behind the Company's stellar success are three core competencies that the Company has developed with painstaking efforts over the years:

- Superior branding power that the Company could leverage to obtain price premium over competitors.
- Insightful knowledge of local customers and capabilities in reflecting such insights into innovative products development.
- Effective and stringent channel management and marketing over the Company's nationwide business partners network, to achieve large coverage and low bad debt level of its kind in the PRC.

Core values that the Company has cultivated and promoted also contributed to the Company's financial success. Customer service, trustworthiness and integrity, accuracy and truth seeking, an innovative and can do spirit are the very motto instilled into the head of every employee of the Lenovo Group.

Major factors affecting the results of the Lenovo Group

Market demand and market competition

Similar to the international market that the Business is facing, the PRC IT Product market is highly competitive. Over the past few years, the IT Product market in the PRC continued to grow, but at a relatively flattened growth rate. The Lenovo Group expects the Chinese Personal Computer market to continue its steady growth under a friendlier competitive environment and the market average selling price to reduce at a slower pace.

The Lenovo Group has adopted a market strategy of providing different classes of products to various segments of the market with a view to capturing the largest market share and at the same time maximizing returns. Continuous product innovation and branding efforts allow the Lenovo Group to maintain a satisfactory margin. In order to maintain profitability, the Lenovo Group has also implemented various measures to control production and operating cost.

Technology advancement

The Lenovo Group has been increasing its spending in research and development. For each of the three years ended 31 March 2004, the Lenovo Group spent approximately HK$119 million, HK$314 million and HK$500 million respectively in product and technology research and development. The Directors believe that product and technology innovation is important to the continual success of the Lenovo Group as consumers in the market are always looking for products with new features and Personal Computer manufacturers and vendors have been competing on product and technology innovation. Product differentiation could soften price competition. Innovative product development allows the Lenovo Group to maintain higher profitability.

Business development strategy

With a view to adopting to the constantly changing market environment, the Lenovo Group significantly revised its strategy during the past three years. Emphasis is now placed on the further expansion and internationalization of the Personal Computer business of the Lenovo Group. In January 2002, the Lenovo Group disposed of 55% of its equity interest in the printed circuit board manufacturing business and the remaining 30.5% interest was subsequently disposed of in June 2004. In late 2003, the Lenovo Group disposed of 50% of its interest in its motherboard business. In 2004, the Lenovo Group further disposed of certain subsidiaries in relation to the information technology services business. The Directors believe that these disposals help the Lenovo Group streamline its structure and focus its resources on the development of the core Personal Computer business and mobile handset business.

Analysis on the results of operation of the Lenovo Group during the three years ended 31 March 2004 and the six months ended 30 September 2004

Turnover

For the year ended 31 March 2002, the turnover of the Lenovo Group amounted to approximately HK$20,853 million, which was mainly derived from sales of IT Products and other handheld devices. The Lenovo Group also provided other information technology related services and contract manufacturing business.

Turnover of the Lenovo Group for the year ended 31 March 2003 amounted to approximately HK$20,233 million, representing a decrease of approximately 3.0% as compared with prior year. Such decrease was mainly due to the separate listing and spin-off of Digital China from the Lenovo Group on the main board of the Stock Exchange on 1 June 2001. The Group recorded an increase of 5.0% in turnover if the turnover of Digital China was excluded for the year ended 31 March 2002.

Approximately 87.1% of the turnover of the Lenovo Group for the year ended 31 March 2003 was derived from the sales of IT Products, principally Personal Computers. As compared to the previous financial year, the sales of IT Products increased by approximately 0.8%; sales of handheld devices (mainly mobile handsets) grew significantly by approximately 565.5%; while the turnover of the IT service business and contract manufacturing business decreased by approximately 23.9%.

The Lenovo Group recorded an increase of approximately 7.2% in its sales to customers in the corporate segment for the year ended 31 March 2003. Despite the increase in unit shipment in the consumer market, price competition in the consumer market led to a reduction in the sales of the Lenovo Group to the consumer market by approximately 7.8% during the financial year. The

increase in the turnover for the sales of handheld devices was mainly due to the launch of new mobile handsets during the financial year. The decrease in the turnover in respect of the contract manufacturing business was mainly due to the slow down of computer market in the USA and Europe and the disposal of the printed circuit board business in January 2002.

Turnover of the Lenovo Group for the year ended 31 March 2004 amounted to approximately HK$23,176 million, representing an increase of approximately 14.5% as compared with prior year. Approximately 84.9% of the turnover of the Lenovo Group for that year was derived from the sales of IT Products. As compared to prior year, the sales of IT Products increased by approximately 11.7%; sales of handheld devices grew by approximately 42.3%; and the turnover of the IT service business increased by 198.0% while the contract manufacturing business decreased by approximately 9.3%.

The increase in the turnover of the Lenovo Group for the year ended 31 March 2004 was a direct result of the strong recovery of the PRC IT market, which showed a growth in the total market value of approximately 11.1% despite the outbreak of Severe Acute Respiratory Syndrome (SARS) in early 2003, and the effective market positioning and distribution strategy of the Lenovo Group. The customer segmentation and product differentiation strategy adopted by the Lenovo Group proved to be effective. The increase in the turnover for the sales of handheld devices was mainly due to the continual efforts of the Lenovo Group in launching new and advance models of mobile handsets during the financial year. The increase in the turnover of the information technology service was mainly due to the increase in the demand for e-solution and information technology services in connection with the e-government sector and network securities products and solution for the financial service sector in the PRC. On the other hand, the contract manufacturing business remained weak. The Lenovo Group thus disposed of 50% of its interest in the motherboard business by the end of 2003.

Turnover of the Lenovo Group for the six months ended 30 September 2004 amounted to approximately HK$11,533 million, representing a decrease of approximately 0.5% as compared with the same period of the prior year. The decrease in the turnover of the Lenovo Group was mainly due to the deconsolidation of contract manufacturing business since 1 June 2004.

Approximately 87.1% of the turnover of the Lenovo Group for the six months ended 30 September 2004 was derived from the sales of IT Products, principally Personal Computers. During the period, shipment of Personal Computers and mobile handset products continued to grow. Turnover of corporate IT Product business grew by approximately 6.4% as compared with the same period of the prior year; while turnover of handheld device business grew by approximately 31.2%. As for the consumer IT Product business, turnover decreased by approximately 7.7% despite increase in unit shipment and market share due to the introduction of products tailored for low-end market (township market) at a lower average selling price.

Gross profit

Gross profit of the Lenovo Group for the year ended 31 March 2002 was approximately HK$2,782 million, representing a gross profit margin of approximately 13.3%.

Greater emphasis was put on improving profit margin during the year ended 31 March 2003 in view of the market development. The Lenovo Group adopted the strategy of product differentiation and value adding by applying new and cutting-edge technologies to its products which improved

profit margin of the Lenovo Group. Gross profit margin of the Lenovo Group increased from approximately 13.3% for the year ended 31 March 2002 to approximately 14.8% for the year ended 31 March 2003.

Gross profit margin of the Lenovo Group decreased slightly from approximately 14.8% for the year ended 31 March 2003 to approximately 14.6% for the year ended 31 March 2004. This was mainly a result of the fierce competition in the PRC market which exerted downward pressure on selling prices of IT Products in the PRC. Despite the slight decrease in the overall gross profit margin of the Lenovo Group in the financial year ended 31 March 2004, the gross profit margin of the consumer IT business managed to increase from approximately 13.3% for the year ended 31 March 2003 to approximately 13.7% for the year ended 31 March 2004.

The Lenovo Group's gross profit margin for the six months ended 30 September 2004 reduced slightly to approximately 14.8% as compared with 14.9% for the same period last year. In view of the irrational price competition among second-tier Personal Computer vendors and intensified competition from foreign brands, the Lenovo Group has strategically adjusted its product line and marketing strategy to capture the low-end market and explore segments with high volume growth potential to minimize the negative impact of market competition.

Finance income

Finance income for the year ended 31 March 2002 of approximately HK$67 million was mainly derived from interest income in relation to cash deposits in banks and other financial institutions.

Finance income for the year ended 31 March 2003 was approximately HK$77 million, representing an increase of approximately 14.7% from prior year.

For the year ended 31 March 2004, finance income was approximately HK$93 million, representing an increase of approximately 20.9% from prior year.

Finance income for the six months ended 30 September 2004 was approximately HK$42 million, representing an increase of approximately 4.0% as compared to the same period of prior year.

Gain or loss on disposal of investments

The Lenovo Group disposed of 55% of its equity interest in its printed circuit board manufacturing business during the year ended 31 March 2002 and as a result recorded a gain of approximately HK$116 million. Together with the disposal of other long-term investments, the Lenovo Group recorded a gain on disposal of approximately HK$164 million for the year ended 31 March 2002.

A net loss on disposal of investments of approximately HK$27 million was recorded for the year ended 31 March 2003. The loss was mainly caused by the disposal of the Group's interest in an associated company which was principally engaged in the provision of Internet services in the PRC.

The Lenovo Group recorded a total gain on disposal of investments of approximately HK$48 million for the year ended 31 March 2004 which included a gain of approximately HK$12 million in respect of the disposal of its 50% interest in the motherboard manufacturing business and another

gain of approximately HK$35 million in respect of the disposal of investment securities and other investments. The Directors consider that the disposals were in line with the development strategy of the Lenovo Group to focus on the development of its core Personal Computer business.

A net gain of approximately HK$164 million on disposal of investments was recorded during the six months ended 30 September 2004. The gain was mainly from the disposal of subsidiaries and associated companies in relation to IT services business and printed circuit board business.

Impairment of assets

During the six months ended 30 September 2004, impairment losses of approximately HK$20 million and approximately HK$31 million were recorded for investment securities and goodwill arising from business combination respectively.

Total operating expenses

Total operating expenses for the year ended 31 March 2002 amounted to approximately HK$1,917 million comprising distribution expenses of approximately HK$1,391 million, administrative expenses of approximately HK$364 million and other operating expenses of approximately HK$162 million.

Total operating expenses amounted to approximately HK$1,999 million for the year ended 31 March 2003, which comprised distribution expenses of approximately HK$1,394 million, administrative expenses of HK$329 million, other operating expenses of approximately HK$261 million and amortization of intangible assets of approximately HK$15 million. The increase in the operating expenses was mainly due to the increase in promotional and advertising expenses by approximately 7.0%, the increase in other expenses by approximately 6.2% and the record of amortization of intangible assets, for acquired goodwill and patent during the year.

Total operating expenses for the year ended 31 March 2004 amounted to approximately HK$2,509 million, comprising distribution expenses of approximately HK$1,687 million, administrative expenses of approximately HK$343 million, other operating expenses of approximately HK$444 million and amortization of intangible assets of approximately HK$35 million. The increase was mainly due to the increase in the selling efforts of the Group and the expansion in the staff force of the Lenovo Group during the year. Thus, total selling expenses and staff costs incurred by the Lenovo Group increased by approximately 46.9% and approximately 23.7% respectively.

For the six months ended 30 September 2004, total operating expenses amounted to approximately HK$1,214 million, representing a decrease of approximately 1.7% as compared with the same period of the prior year. Distribution expenses and administrative expenses decreased by approximately 1.7% and approximately 5.8% respectively. This is mainly a result of the Lenovo Group's effort in controlling the selling expenses, promotional and advertising expenses and staff cost during the period while, at the same time, allowing market share of the Lenovo Group to grow.

Profit from operations

Profit from operations for the year ended 31 March 2002 amounted to approximately HK$1,097 million which represented a margin of approximately 5.3%.

The Lenovo Group recorded a profit from operations of approximately HK$1,050 million for the year ended 31 March 2003, representing a decrease of approximately 4.4% as compared to the prior year. The operating profit margin of the Lenovo Group remained stable at approximately 5.2% for the year ended 31 March 2003 as compared to that of approximately 5.3% for the prior year despite keen market competition.

Profit from operations of the Lenovo Group was approximately HK$1,020 million for the year ended 31 March 2004, representing a slight decrease of approximately 2.8% as compared to the prior year. The operating profit margin of the Lenovo Group for the year ended 31 March 2004 was approximately 4.4%, which is approximately 0.8% lower than that of approximately 5.2% for the prior year. The decrease in the operating profit margin of the Lenovo Group was mainly due to the decrease in gross profit margin and the increase in operating expenses during the year.

The Lenovo Group recorded a profit from operations of approximately HK$645 million for the six months ended 30 September 2004, representing an increase of approximately 20.4% as compared to that of approximately HK$536 million for the six months ended 30 September 2003. Excluding the gain on disposal and the impairment of assets, operating profit margin of the Lenovo Group was approximately 4.6%, which remained stable as compared to the same period of prior year.

Finance cost

The Lenovo Group recorded a total finance cost of approximately HK$12 million for the year ended 31 March 2002 which was mainly related to interest incurred in connection with bank loans and overdraft made during the financial year.

Finance cost incurred by the Lenovo Group for the year ended 31 March 2003 decreased significantly to approximately HK$20,000. The decrease in finance cost was mainly a result of the reduction in the use of bank loans and overdraft to finance the working capital of the Lenovo Group upon the spin-off of Digital China in June 2001.

For the year ended 31 March 2004, the Lenovo Group incurred finance cost of approximately HK$3 million which mainly represented bank interest in connection with bank loans and overdraft and interest payable to minority shareholder of a non-wholly owned subsidiary.

For the six months ended 30 September 2004, finance cost incurred by the Lenovo Group was approximately HK$4 million which was mainly incurred in relation to bank loans and overdraft.

Share of profits/losses of jointly controlled entities and associated companies

The Lenovo Group shared profits of jointly controlled entities of approximately HK$8 million and losses of associated companies of approximately HK$13 million for the year ended 31 March 2002. During the year, the two jointly controlled entities were principally engaged in the provision of Internet services and contract manufacturing services and the associated companies mainly engaging in software development, printed circuit board manufacturing and provision of Internet services. Losses of the associated companies were mainly derived from Internet business.

For the year ended 31 March 2003, the Lenovo Group shared losses of jointly controlled entities of approximately HK$35 million and profits of associated companies of approximately HK$14 million. The losses of the jointly controlled entities were mainly related to the Internet service business. The profits of the associated companies were mainly derived from the printed circuit board manufacturing business.

For the year ended 31 March 2004, the Lenovo Group shared losses of jointly controlled entities of approximately HK$39 million which mainly related to Internet business and profits of associated companies of approximately HK$17 million which mainly derived from the printed circuit board manufacturing business.

For the six months ended 30 September 2004, the Lenovo Group shared losses of jointly controlled entities of approximately HK$10 million and associated companies of approximately HK$0.2 million.

Taxation

The Lenovo Group was entitled to various preferential income tax treatments in the PRC. Provision for taxation for the year ended 31 March 2002 amounted to approximately HK$23 million representing an effective tax rate of approximately 2.1%.

Provision for taxation amounted to approximately HK$26 million for the year ended 31 March 2003 representing an effective tax rate of approximately 2.5%, which is approximately 0.4% higher than that for the prior year. The increase in the effective tax rate is mainly due to the increase in the share of provision of taxation in respect of the jointly controlled entities and associated companies which amounted to a total of approximately HK$3 million. Excluding the results of the jointly controlled entities and associated companies, the effective tax rate of the Lenovo Group remained stable at approximately 2.2% as compared to the prior year.

The Lenovo Group recorded a taxation income of approximately HK$20 million for the year ended 31 March 2004. The taxation income was mainly a result of the recognition of deferred taxation relating to the origination and reversal of temporary differences of approximately HK$35 million due to the adoption of revised Statement of Standard Accounting Practice 12 "Income Taxes" during the year. In addition, taxation charges for the operations of the Lenovo Group for the year ended 31 March 2004 amounted to approximately HK$14 million.

Provision for taxation amounted to approximately HK$25 million for the six months ended 30 September 2004 representing an effective tax rate of approximately 3.9%. The increase is mainly due to certain subsidiaries in the PRC ceased to enjoy the tax free period and started 50% tax reduction period and some companies moved from income tax rate of 7.5% to 10% with effect from 1 January 2004.

Minority interests

The minority interests recorded in the profit and loss account of the Lenovo Group amounted to approximately HK$13 million for the year ended 31 March 2002 which represented the share of profit attributable to the minority shareholders of a non-wholly owned subsidiary.

The minority interests credited to the profit and loss account of the Lenovo Group for the years ended 31 March 2003 and 2004 and the six months ended 30 September 2004 amounted to approximately HK$15 million, HK$38 million and HK$21 million respectively which mainly represented the share of losses shared by minority shareholders of certain non-wholly owned subsidiaries of the Company for the relevant year/period.

Profit attributable to shareholders

Profit attributable to shareholders for the year ended 31 March 2002 amounted to approximately HK$1,045 million, representing a net profit margin of approximately 5.0%.

For the year ended 31 March 2003, the Lenovo Group recorded a profit attributable to shareholders of approximately HK$1,017 million, representing a net profit margin of approximately 5.0% which remained the same as that for the prior year.

The Lenovo Group recorded a profit attributable to shareholders of approximately HK$1,053 million for the year ended 31 March 2004, representing a net profit margin of approximately 4.5%. The decrease in net profit margin of the Lenovo Group was mainly the results of the reduction in gross profit margin and increase in operating expenses during the year.

The Lenovo Group recorded a profit attributable to shareholders of approximately HK$627 million for the six months ended 30 September 2004, representing a net profit margin of approximately 5.4% and an increase of approximately 0.7% as compared with same period of last year which was approximately 4.7%. The increase was mainly caused by the gain on disposals of investments completed during the period.

Analysis on the financial position of the Lenovo Group during the three years ended 31 March 2004 and the six months ended 30 September 2004

Cash flows

For each of the years ended 31 March 2002, 2003 and 2004, the Lenovo Group recorded net cash inflow from its operations of approximately HK$843 million, HK$1,210 million and HK$818 million respectively. For the six months ended 30 September 2004, the Lenovo Group continued to record strong net cash inflow from its operations which amounted to approximately HK$598 million. As at 30 September 2004, the cash and cash equivalents balance of the Lenovo Group amounted to approximately HK$3,126 million.

For each of the three years ended 31 March 2002, 2003 and 2004 and the six months ended 30 September 2004, the Lenovo Group recorded net cash outflow of approximately HK$733 million, HK$360 million, HK$297 million and HK$19 million respectively for various investment activities, including investment in acquisition of fixed assets, construction of new plants, strategic acquisitions and investments in jointly controlled entities and associated companies.

The Lenovo Group has been maintaining a healthy level of cash and cash equivalents balances, which represented approximately 56.1%, 53.6%, 43.4% and 43.8% of the total current assets of the Lenovo Group as at 31 March 2002, 2003 and 2004 and 30 September 2004 respectively. The Directors believe the strong cash position allows the Lenovo Group to be more flexible in its treasury management and making further development.

Financial resources

The operation of the Lenovo Group has mainly been financed by cash flows generated from operations. In order to be more flexible, the Lenovo Group has also secured certain banking facilities, including, among other things, bank loans and overdraft as a means to finance its working capital from time to time. In order to finance the Asset Acquisition, the Lenovo Group proposes to issue the Consideration Shares to IBM and to make a borrowing of up to US$500 million.

Inventory turnover days

The balance of inventory amounted to approximately HK$856 million as at 31 March 2002, approximately HK$1,269 million as at 31 March 2003, approximately 1,393 million as at 31 March 2004 and approximately HK$905 million as at 30 September 2004.

It is the general policy of the Lenovo Group to maintain a level of around 30-day inventory. The inventory turnover days, which are based on the average of the monthly closing balances of inventory as at the balance sheet dates of, and the cost of sales for, the respective periods, were approximately 25 days for the year ended 31 March 2002, 23 days for the year ended 31 March 2003, 25 days for the year ended 31 March 2004 and approximately 23 days for the six months ended 30 September 2004.

Debtors' turnover days

Sales to customers, distributors or channels are mainly made at credit terms of up to 30 days. The aggregate balance of trade and notes receivables amounted to approximately HK$678 million as at 31 March 2002, approximately HK$937 million as at 31 March 2003, approximately HK$1,751 million as at 31 March 2004 and approximately HK$2,361 million as at 30 September 2004.

The debtors' turnover days, which are calculated based on the average of the monthly closing balances of trade and notes receivables as at the balance sheet dates of, and the turnover for, the respective periods, of the Lenovo Group were approximately 24 days for the year ended 31 March 2002, approximately 22 days for the year ended 31 March 2003, approximately 28 days for the year ended 31 March 2004 and approximately 32 days for the six months ended 30 September 2004. The debtors' turnover days gradually increased during the three years ended 31 March 2004 and the six months ended 30 September 2004, which was mainly due to the increasing usage of bills of exchange, with a maturity period within six months, issued by customers of the Lenovo Group to settle the trade receivables. The amount of notes receivable outstanding as at each of the year end increased from approximately HK$18 million as at 31 March 2002 to approximately HK$520 million as at 31 March 2004.

Creditors' turnover days

The aggregate balance of trade and notes payables amounted to approximately HK$1,337 million as at 31 March 2002, approximately HK$1,868 million as at 31 March 2003, approximately HK$2,512 million as at 31 March 2004 and approximately HK$2,797 million as at 30 September 2004.

Credit terms given by the vendors to the Lenovo Group are mainly around 30 days. The creditors' turnover days, which are based on the average of the monthly closing balances of trade and notes payables as at the balance sheet dates of, and the cost of sales for, the respective periods,

of the Lenovo Group were approximately 37 days, 37 days, 40 days and 44 days for the years ended 31 March 2002, 2003 and 2004 and for the six months ended 30 September 2004 respectively. The movement of the creditors' turnover days is generally in line with the movement of the debtors' turnover days as a treasury management policy.

Net current assets

As at 30 September 2004, the Lenovo Group had net current assets of approximately HK$3,294 million. The current assets comprised inventory of approximately HK$905 million, trade receivables of approximately HK$1,715 million, notes receivables of approximately HK$646 million, deposits, prepayments and other receivables of approximately HK$751 million, and cash and cash equivalents of approximately HK$3,126 million. The current liabilities comprised trade payables of approximately HK$2,479 million, notes payables of approximately HK$317 million, accruals and other payables of approximately HK$688 million, amount due to jointly controlled entity of approximately HK$107 million, tax payable of approximately HK$17 million, short-term bank loan of approximately HK$125 million and current portion of long-term liabilities of approximately HK$116 million.

The current ratios of the Lenovo Group as at 31 March 2002, 2003 and 2004 and 30 September 2004 were approximately 2.2 times, 2.1 times, 1.8 times and 1.9 times respectively.

Capital structure

The operations of the Lenovo Group have been mainly financed by its internally generated cash flow with the use of certain trade finance facilities and bank loans and overdraft to finance the group's working capital from time to time. It is the policy of the Lenovo Group to maintain a very liquid capital structure. The Lenovo Group had a borrowing of approximately HK$125 million as at 30 September 2004. When compared with shareholders' fund, the gearing ratio of the Lenovo Group as at 30 September 2004 was approximately 2.6%.

As at 30 September 2004, credit facilities available to the Lenovo Group amounted to approximately HK$4,060 million, of which HK$1,851 million was in trade line, HK$1,038 million was in short term and revolving money market facilities and HK$1,171 million was in foreign currency forward contracts. As at 30 September 2004, the facility drawn down was approximately HK$560 million and approximately HK$390 million for foreign currency contracts and options was utilized.

Capital and other commitments

As at 30 September 2004, the Lenovo Group had a capital commitment in respect of (i) purchase of certain property, plant and equipment of approximately HK$43 million; (ii) operating leases of approximately HK$157 million; (iii) potential payment of up to approximately HK$156 million in respect of the purchase of certain business and assets pursuant to an agreement entered into in December 2002 depending on the results and performance of such business and assets; and (iv) outstanding foreign currency contracts and options amounted to approximately HK$390 million.

Contingent liabilities

The Lenovo Group did not have any material contingent liabilities as at 30 September 2004.

Currency exchange risk

Sales of the Lenovo Group are mainly denominated in Renminbi while purchases of raw materials are mainly denominated in Renminbi, US dollars and Hong Kong dollars. The financial statements of the Lenovo Group are prepared in Hong Kong dollars. Any changes in the exchange rates of foreign currencies against Renminbi and/or Hong Kong dollars may have a material impact on the results of the Lenovo Group. To limit the currency exchange rate risk, it is the policy of the Lenovo Group to enter into foreign currency forward contracts and options with a view to hedging the foreign currency risk.

Staff

As at 30 September 2004, the Lenovo Group had a total of 9,206 employees, 9,148 of whom were employed in the PRC and 58 were employed in Hong Kong and other countries.

The Lenovo Group has not encountered any employment dispute with its employees which has a material adverse impact on its operations.

Remuneration policies, share option scheme, retirement benefits and training

The Lenovo Group implements remuneration policy, bonus and share option schemes subject to the performance of the Lenovo Group and individual employees. The Lenovo Group also provides training and benefits such as insurance, medical and retirement funds to its staff to sustain the competitiveness of the Lenovo Group.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION OF THE BUSINESS

The following table details the results of the Business for the three years ended 31 December 2003 and the six months ended 30 June 2004 as extracted from the financial statements of the Business prepared under US GAAP set out in Appendix I to this circular.

	For the six months ended 30 June		For the year ended 31 December		
	2004	2003	2003	2002	2001
	(Audited)	*(Unaudited)*	*(Audited)*	*(Audited)*	*(Audited)*
	US$ million	*US$ million*	*US$ million*	*US$ million*	*US$ million*
NET REVENUE:					
External sales	5,003	4,160	9,288	8,962	9,745
Sales to IBM	214	136	278	275	333
Total net revenue	5,217	4,296	9,566	9,237	10,078
COST OF REVENUE:					
External sales	4,492	3,668	8,327	8,066	8,815
Sales to IBM	214	136	278	275	333
Total cost of revenue	4,706	3,804	8,605	8,341	9,148
Gross profit	511	492	961	896	930
EXPENSE AND OTHER INCOME:					
Selling, general and administrative	511	489	1,013	1,038	1,201
Research, development and engineering	70	72	139	138	179
Intellectual property income	(27)	(30)	(75)	(118)	(134)
Other (income) and expense	1	(4)	1	(94)	(23)
TOTAL EXPENSE AND OTHER INCOME	555	527	1,078	964	1,223
LOSS BEFORE INCOME TAXES, MINORITY INTERESTS AND CHANGE IN ACCOUNTING PRINCIPLE	(44)	(35)	(117)	(68)	(293)
Provision for income taxes	74	51	115	86	77
Minority interests	21	11	26	17	17
Net loss before change in accounting principle	(139)	(97)	(258)	(171)	(387)
Effect of change in accounting principle	—	—	—	—	10
NET LOSS	(139)	(97)	(258)	(171)	(397)

The table below details the revenue of the Business for the three years ended 31 December 2003 and the six months ended 30 June 2004 by product category.

	For the six months ended 30 June		For the year ended 31 December		
	2004	2003	2003	2002	2001
	(Audited)	*(Unaudited)*	*(Audited)*	*(Audited)*	*(Audited)*
	US$ million	*US$ million*	*US$ million*	*US$ million*	*US$ million*
Mobile (notebook)	2,922	2,166	5,029	4,601	5,167
Desktop	1,426	1,427	2,988	3,226	3,435
Monitors and displays	425	344	769	724	848
Software	383	318	704	622	558
Other	61	41	76	64	70
Total	5,217	4,296	9,566	9,237	10,078

Overview

The Business is one of the leading Personal Computer providers in the world and sells its products in over 160 countries. The Americas region, which covers the USA, Canada, South America and Latin America, accounted for approximately 41.5% and approximately 38.6% respectively of the total net revenue of the Business for the year ended 31 December 2003 and the six months ended 30 June 2004; the Asia Pacific region, which covers Japan, China, South Korea, Australia, New Zealand, Association of South East Asian Nations, Hong Kong and Taiwan, accounted for approximately 30.5% and approximately 32.9% respectively of the total net revenue of the Business for the year ended 31 December 2003 and the six months ended 30 June 2004; and the Europe Middle-East and Africa region accounted for approximately 28.0% and approximately 28.4% respectively of the total net revenue of the Business for the year ended 31 December 2003 and the six months ended 30 June 2004.

Substantially all of the Personal Computers sold by the Business are marketed under IBM's brand name. Revenue of the Business during the period covered by the financial statements set out in Appendix I to this circular was mainly derived from the sales of desktop and mobile Personal Computer products. The Business focuses on sales to corporate customers, with a goal of providing them with business solutions that improve their productivity and lower their costs.

Production of desktop Personal Computers of the Business is substantially outsourced to independent contract manufacturers while the production of mobile Personal Computers of the Business is partly outsourced to independent contract manufacturers and partly carried out by the Chinese Business Unit, which is owned as to 80% by IBM. As stated in the letter from the Board, IBM proposes to effect a restructuring of the shareholding and business of the Chinese Business Unit. It is currently contemplated that, upon completion of such restructuring, IBM will then sell its entire interest in the Chinese Business Unit to the Company.

The Business, mainly the Chinese Business Unit, sources a large variety of components, such as liquid crystal displays, hard disk drives and microprocessors, for the production of its products. Credit terms given by the contract manufacturers and other material and component suppliers range from 30 days to 45 days.

In order to facilitate and promote the purchase of the products of the Business, the Business has an arrangement with IGF i.e. the Customer Financing Services and the Distribution Channel Financing Services, under which IGF provides commercial loans and/or lease financing to the Business's business partners, which include distributors, resellers, and other remarketers of the Business's products. IGF also provides end-user financing, including leasing, installment loans, and other facilities to end-users of Personal Computer equipment, including customers of the Business's business partners. The Customer Financing Services and the Distribution Channel Financing Services on the one hand allows the promotion of the sales of the Business's products and on the other hand reduces the credit risk of the PCD Business as the credit risk is borne by IGF.

With respect to the Distribution Channel Financing Services, the Business paid market-rate based program fees amounting to approximately US$64 million, US$57 million and US$63 million to IGF for the three years ended 31 December 2003 respectively and such fees were approximately US$29 million and US$33 million for the six months ended 30 June 2003 and 2004 respectively as a return to IGF for taking up the relevant credit risk and bearing the relevant interest cost and administrative cost for providing financing to the customers and the channel partners. The Customer Financing Services and the Distribution Channel Financing Services will continue after the Initial Closing and the detailed terms of which (including the Distribution Channel Financing Services and the Customer Financing Services) are set out in the section headed "Ancillary Agreements" in the letter from the Board set out in this circular.

During the three years ended 31 December 2003 and the six months ended 30 June 2004, a majority of the sales of the Business were made through arrangements with the Customer Financing Services and the Distribution Channel Financing Services. Please refer to note D to the financial statements of the Business set out in Appendix I to this circular for the amount of loans and leases originated by IGF in respect of the marketing of the Business's products for three years ended 31 December 2003 and the six months ended 30 June 2004. The remaining sales were mainly made to sizeable corporations on term which shall be due and payable upon delivery with payment have to be made within 30 days to 45 days from delivery. From time to time, the Business sells certain accounts receivable internally to other IBM entities as part of its working capital management.

The Business sold its products to IBM at cost during the three years ended 31 December 2003 and the six months ended 30 June 2004. The amount of sales to IBM amounted to approximately US$333 million, US$275 million, US$278 million and US$214 million for each of the three years ended 31 December 2003 and the six months ended 30 June 2004 respectively. After completion of the Asset Purchase Agreement, the Business will continue to sell products to IBM at cost of the products plus an agreed profit margin determined as a result of arm's length negotiations between the Company and IBM.

Major factors affecting the results of the Business

Market competition

The global Personal Computer market has been highly competitive and has created downward pressure on Personal Computer prices. This market segment is characterized by a high degree of commoditization, short product life cycles and intense price competition. Various Personal Computer manufacturers and distributors have been reducing their product selling prices in order to capture a larger market share. The selling prices of the Personal Computer products of the Business are also exposed to such downward adjustment pressure. In order to maintain the profit margin, the Business has been focusing on the development of differentiated products that deliver higher margin while

driving productivity improvements for its customers. The Business has also adopted a number of cost control measures. This combination of cost controls and product differentiation enabled the Business to maintain profit margins despite the competitive pricing environment.

In addition, continued investment has been made by IBM for promoting its brand name with a view to generating greater brand loyalty and recognition.

Warranty costs

For the three years ended 31 December 2003, the warranty costs charged to the costs of sales of the Business amounted to approximately US$452 million, US$430 million, US$586 million respectively; while the amount of warranty cost charged to the cost of sales of the Business for the six months ended 30 June 2003 and 2004 amounted to approximately US$226 million and US$365 million respectively. The relevant percentages of the warranty cost to the total cost of revenue of the Business for the three years ended 31 December 2003 were approximately 4.9%, 5.2% and 6.8% respectively and those for the six months ended 30 June 2003 and 2004 were approximately 5.9% and 7.8% respectively.

The amount of warranty expenses for the year ended 31 December 2003 and the six months ended 30 June 2004 were exceptionally high as a result of some component problems in certain Personal Computer products produced and sold in previous periods. The Business has stopped the production of systems with these previously identified problematic components. Under the Asset Purchase Agreement, IBM will bear any of the warranty expenses in the future related to such component problems that have been identified with respect to certain Personal Computer models, and the Company will not assume all the warranty, enhanced warranty and maintenance obligations relating to or arising from the Products sold and shipped by the Business prior to the Initial Closing. In addition, IBM has agreed to reimburse the Company for the costs incurred by the Enlarged Group in performing standard warranty obligations with respect to desktop and mobile computers shipped by the Enlarged Group after the Initial Closing up to a maximum of US$100 million in aggregate, to the extent the level of defects requiring warranty services exceeds specified levels.

Technology advancement

Technology advancement is one of the keys to be successful in the Personal Computer industry. The Business has been making substantial investments in product and technology development with a view to maintaining its leading position in the global market. For the three years ended 31 December 2003 and the six months ended 30 June 2004, the amount of research and development expenses incurred by the Business amounted to approximately US$161 million, US$129 million, US$131 million and US$66 million respectively.

In order to reduce the risk of inventory obsolescence as a result of rapid technology and product development, the Business has adopted a tight production and inventory policy. The Business has maintained close business relationships with production sub-contractors around the world so that products are produced shortly before order delivery and therefore the Business has been able to improve its inventory turnover performance. Please refer to the sub-paragraph headed "Inventory turnover days" below for further details of the inventory level of the Business.

Cost control ability

The Business has been implementing various measures to maintain its gross profit margin and to reduce operating costs. One of the key control measures is supply chain management which aims at reducing inventory, converting fixed cost into variable costs, simplifying and streamlining internal operations and understanding and responding to market opportunities and external risks. Actions taken by the Business include outsourcing production and other operations in order to reduce fixed costs and administrative costs, and increasing the flexibility in inventory management. In 2002, the Business transferred a substantial portion of its assets in relation to the production of desktop Personal Computer to a contract manufacturer. Currently, production of desktop Personal Computers of the Business is carried out by independent contract manufacturers. The adoption of outsourced production around the world allows the Business to enhance operational efficiency and improve profitability.

In addition, the Business has been enhancing its various internal systems, including, among other things, ordering and other logistic system and staff training system, with a view to further lowering its operating and administrative costs.

Cost allocation and other expenses charged by IBM and pass through costs and charges in respect of services provided by the Business to other divisions of IBM

As stated in note A to the financial statements of the Business set out in Appendix I to this circular, the Business has been relying on IBM for a significant amount of its operational and administrative support services, such as centralized research and development, legal, human resources, payroll, accounting, information technology services, telecommunications, treasury and other IBM's corporate and sales support/infrastructure costs. The relevant costs were then allocated by IBM to the Business using methodologies which the management of IBM and the Business considered appropriate and reasonable for reflecting the utilization of the Business in relation to the various support from IBM to the Business. Shareholders should note that such allocations materially affected the results of the Business as shown in the financial statements and may not necessarily reflect the expenses which may be incurred by the Business when it is operated on a standalone basis.

The Business also has a number of contractual arrangements with IBM for the procurement of services, such as warranty services, hardware services, information technology services, product distribution, technology support and software costs, employees' benefits and occupancy costs, the Customer Financing Services and the Distribution Channel Financing Services, marketing and sales programs. The fees of such services were charged to the Business based on pre-agreed utilization rates or otherwise negotiated amounts. On the other hand, the Business provided a number of services to the other divisions of IBM and passed through costs and charges for such services as reductions to the cost of revenue, selling, general and administrative expenses and research, development and engineering expenses.

After Initial Closing, the operations of the Business will continue to rely on the support of IBM for a period of time. Such support includes, among other things, the Customer Financing Services and the Distribution Channel Financing Services, sales and distribution support, maintenance and warranty services, and license of certain intellectual property rights. Shareholders should note that costs to be incurred in the future for using such support and services from IBM will depend on the terms of various Ancillary Agreements entered into between the Company and IBM, and may differ

from the historical figures. Details of the terms of the Continuing Connected Transactions between the Business and IBM after Initial Closing are set out in the section headed "Ancillary Agreements" in the letter from the Board set out in this circular.

The table below details the net amount of expenses charged by IBM to the Business during the three years ended 31 December 2003 and the six months ended 30 June 2004.

	For the six months ended 30 June		For the year ended 31 December		
	2004	**2003**	**2003**	**2002**	**2001**
	US$ million	*US$ million*	*US$ million*	*US$ million*	*US$ million*
Cost of revenue	371	335	710	794	1,032
Selling, general and administrative expenses	296	258	539	480	455
Research, development and engineering expenses	16	16	32	27	40
Other (income) and expenses	4	(5)	—	(43)	(38)

Critical accounting policies

The financial statements of the Business are prepared in accordance with US GAAP. The significant accounting policies are set forth in note B to the financial statements of the Business set out in Appendix I to this circular. The results and financial position of the Business as presented in the financial statements are subject to certain assumptions and estimates. The following is a summary of the significant accounting policies of the Business which involve the use of assumptions and estimates. Nevertheless, Shareholders should review the full details of the significant accounting policies set out in the financial statements of the Business with a view to obtaining a better understanding on the financial statements of the Business for the three years ended 31 December 2003 and the six months ended 30 June 2004.

Product warranty

The Business generally offers three-year warranties for its Personal Computer products. The Business estimates the potential amount and cost of future warranty claims for its current period sales. These estimates are used to record accrued warranty cost for current period product shipment. The Business uses historical warranty claim information, as well as recent trends that might suggest that past cost information may differ from future claims. The warranty accrual is reviewed quarterly. However, the actual amount of warranty claims may differ from the estimated expenses.

Under the Asset Purchase Agreement, the Company will not assume the warranty, enhanced warranty and maintenance obligations relating to or arising from the Products sold and shipped by the Business prior to the Initial Closing.

Net realizable value of inventory

Inventory of the Business is recorded at the lower of average cost or net realizable value and obsolete inventory is written off. Due to the nature of the industry of relatively short product life cycles and price sensitive inventory, the Business is subject to a relatively high risk of write-downs.

Changes in product demand and selling prices will have a significant impact on the net realizable value of the inventory. In view of this, it has been the policy of the Business to maintain a low level of inventory.

Retirement related benefits

Most of the employees of the Business participated in the defined benefit pension plans of the IBM. The Business also provides post-retirement benefits to the employees through IBM. IBM charges the Business costs of these plans based on certain actuarial valuations which are done based on a number of assumptions, including the discount rates, the expected long-term return on plan assets and rate of compensation increase.

Useful life of plant and equipment

The Business determines the useful lives and related depreciation charges for its plant and equipment. Factors which may affect the useful lives of the plant and equipment include, among other things, technology advancement. Accordingly, the useful lives of the plant and equipment may change if the business environment changes.

Analysis on the results of operation of the Business during the three years ended 31 December 2003 and the six months ended 30 June 2004

Revenue

For the year ended 31 December 2001, the revenue of the Business amounted to approximately US$10,078 million, which was mainly derived from sales of personal computers (mobile and desktop computers).

Revenue for the Business for the year ended 31 December 2002 amounted to approximately US$9,237 million, representing a decrease of approximately US$841 million or approximately 8.3% as compared with prior year. Such decrease was mainly due to (i) the decline of total sales volume by 4%; and (ii) the moderate decline of average unit revenue in 2002 due primarily to commodity cost decline and fierce competition. The decrease in revenue was also partly due to the gradual phase-out of consumer Personal Computer products of the Business.

Revenue for the Business for the year ended 31 December 2003 amounted to approximately US$9,566 million, representing an increase of approximately US$329 million or approximately 3.6% as compared with prior year. Such increase was mainly a combined result of (i) the success of the business development and marketing strategy of the Business with focus on the development of mobile Personal Computers allowing the Business to capture strong sales volume growth of approximately 24% of mobile Personal Computer products which offset the declining revenue from desktop Personal Computer products; and (ii) increase in the percentage of mobile Personal Computer (which had a higher average selling price) to the total sales volume from approximately 37% in 2002 to approximately 42% in 2003. However, these factors were partially offset by a drop in the average unit revenue due primarily to the overall commodity price reductions.

Revenue for the Business for the six months ended 30 June 2004 amounted to approximately US$5,217 million, representing an increase of approximately US$921 million or approximately 21.4% as compared with that for the six months ended 30 June 2003. Such increase was mainly driven by a 36% improvement in mobile Personal Computer volume which offset moderate year-to-year average unit revenue decline due primarily to commodity price declines.

Gross profit

The basis of calculating the cost of sales of the Lenovo Group differs from that of the Business. Certain items, such as warranty costs and shipping charges, were included as part of the cost of revenue of the Business but such charges were recorded as distribution, administrative or other expenses by the Lenovo Group. Accordingly, the historical gross profit margin of the Lenovo Group and that of the Business may not be directly comparable.

Gross profit of the Business for the year ended 31 December 2001 was approximately US$930 million, representing a gross profit margin of approximately 9.2%. Cost of sales mainly consists of cost of products sourced from contract manufacturers, product production costs, such as raw material costs, staff and overhead costs, warranty costs, hardware costs, information technology service costs, technology support costs and software costs.

Gross profit margin of the Business increased from approximately 9.2% for the year ended 31 December 2001 to approximately 9.7% for the year ended 31 December 2002. The improvement in gross profit margin was attributable to management's effort to reduce costs.

Gross profit margin of the Business increased from approximately 9.7% for the year ended 31 December 2002 to approximately 10.0% for the year ended 31 December 2003. The improvement in gross profit margin was attributable to the higher percentage of sales coming from mobile Personal Computers which carry a higher gross profit margin than desktop Personal Computers. This improvement was partially offset by exceptional warranty costs arising from certain types of products with component problems.

Gross profit margin of the Business decreased from approximately 11.5% for the six months ended 30 June 2003 to approximately 9.8% for the six months ended 30 June 2004. The reduction in gross profit margin was attributable primarily to increase in the exceptional warranty costs related to certain types of products with component problems.

Intellectual property income

Intellectual property income, which is generated from intellectual property developed by the Business and licensed to others under royalty arrangements, was approximately US$134 million for the year ended 31 December 2001. Intellectual property income for the year ended 31 December 2002 was approximately US$118 million, representing a decrease of approximately 11.9% as compared to 2001. Intellectual property income for the year ended 31 December 2003 was approximately US$75 million, representing a further decrease of approximately 36.4% as compared to 2002. Intellectual property income for the six months ended 30 June 2004 was approximately US$27 million, representing a decrease of approximately 10.0% as compared with that for the six months ended 30 June 2003.

The declining trend of intellectual property income was mainly due to the expiration of certain large licensing contracts which were not fully replaced by contracts with new manufacturers as well as the gradual expiration of fundamental Personal Computer patents owned by the Business.

Other income/expenses

The Business recorded net other income of approximately US$23 million for the year ended 31 December 2001, which mainly represented gains on foreign currency hedging. Net other income of approximately US$94 million for the year ended 31 December 2002 mainly represented a gain on disposal of certain fixed assets and inventory to the contract manufacturer as a step to production outsourcing. The Business recorded net other expenses of approximately US$1 million for the year ended 31 December 2003, which mainly represented a small gain from the disposal of additional fixed assets and inventory to the Personal Computer contract manufacturer offset by various other expenses.

The Business recorded net other expenses of approximately US$1 million for the six months ended 30 June 2004. A net gain of approximately US$4 million for the six months ended 30 June 2003 was primarily a result of further disposal of certain assets in respect of the outsourcing of production facilities in Guadalajara, Mexico.

Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended 31 December 2001, 2002 and 2003 amounted to approximately US$1,201 million, US$1,038 million and US$1,013 million respectively. Selling, general and administrative expenses for the years ended 31 December 2001, 2002 and 2003 included direct advertising and promotional expenses of approximately US$146 million, US$127 million and US$132 million, and program fee in respect of the Distribution Channel Financing Services of approximately US$64 million, US$57 million and US$63 million respectively.

Selling, general and administrative expenses for the year ended 31 December 2002 decreased by approximately 13.6% as compared to 2001. The percentage of selling, general and administrative expenses to the total net revenue of the Business was approximately 11.2% for the year ended 31 December 2002 which decreased from approximately 11.9% for the year ended 31 December 2001. The decrease in the selling, general and administrative expenses was mainly due to restructuring activities undertaken by the Business to improve operational efficiency and to reduce costs.

Selling, general and administrative expenses for the year ended 31 December 2003 decreased by approximately 2.4% as compared to prior year. The percentage of selling, general and administrative expenses to the total revenue of the Business further decreased to approximately 10.6% for the year ended 31 December 2003 from approximately 11.2% for the year ended 31 December 2002. The decrease in the selling, general and administrative expenses was mainly due to continued streamlining of operations.

Selling, general and administrative expenses for the six months ended 30 June 2004 amounted to approximately US$511 million (30 June 2003: US$489 million), representing an increase of approximately 4.5% as compared with those for the six months ended 30 June 2003. Selling, general and administrative expenses for the period included advertising and promotional expenses of approximately US$59 million (30 June 2003: US$69 million) and program fee in respect of the Distribution Channel Financing Services of approximately US$33 million (30 June 2003: US$29 million). The percentage of selling, general and administrative expenses to the total net revenue of

the Business decreased to approximately 9.8% for the six months ended 30 June 2004 from approximately 11.4% for the six months ended 30 June 2003. The decrease in the percentage of selling, general and administrative expenses to revenue as compared with that for the six months ended 30 June 2003 was mainly due to strong revenue performance which more than offset incremental expense allocations from IBM.

Research, development and engineering expenses

Research, development and engineering expenses for the year ended 31 December 2001 amounted to approximately US$179 million. Research, development and engineering expenses mainly consisted of scientific research and the application of scientific advances to the development of new and improved products and their uses of approximately US$161 million, and product-related engineering expenses of approximately US$18 million.

Research, development and engineering expenses for the year ended 31 December 2002 amounted to approximately US$138 million, representing a decrease of approximately 22.9% as compared to that of the year ended 31 December 2001, which comprised new technology application and product research and development of approximately US$129 million and product-related engineering expenses of approximately US$9 million. The percentage of research, development and engineering expenses to the net revenue of the Business decreased from approximately 1.8% for the year ended 31 December 2001 to approximately 1.5% for the year ended 31 December 2002. The decrease in the research, development and engineering expenses was mainly due to the streamlining of operations including the outsourcing of some development activities regarding certain production steps to the independent contract manufacturers together with the production outsourcing.

Research, development and engineering expenses for the year ended 31 December 2003 amounted to approximately US$139 million, which comprised new technology application and product research and development of approximately US$131 million and product-related engineering expenses of approximately US$8 million and was roughly the same as that recorded in 2002. The percentage of research, development and engineering expenses to the total net revenue of the Business remained approximately 1.5% for the year ended 31 December 2003.

The level of research and development work of the Business remained relatively stable. Research, development and engineering expenses for the six months ended 30 June 2004 amounted to approximately US$70 million (30 June 2003: US$72 million), which comprised new technology application and product research and development of approximately US$66 million (30 June 2003: US$68 million) and product-related engineering expenses of approximately US$4 million (30 June 2003: US$4 million). The percentage of research, development and engineering expenses to the total net revenue of the Business for the six months ended 30 June 2004 was approximately 1.3% as compared to that of approximately 1.7% for the six months ended 30 June 2003 due to the significant increase in the sales of the Business.

Loss from operations

The Business recorded a loss from operations of approximately US$68 million in 2002 compared to that of approximately US$293 million in 2001. The result of the narrowing of the loss from operations was because of management's stringent cost control, including the measures taken to outsource production following the sale of certain production facilities and the gain from disposal of certain fixed assets and inventory in 2002. The Business recorded a loss from operations of approximately US$117 million in 2003 compared to that of approximately US$68 million in 2002.

The widening of the loss from operations was mainly due to the change from the net other income of approximately US$94 million in 2002 to net other expenses of approximately US$1 million in 2003. Excluding the net other income or expenses, the results of the operations of the Business actually improved from a loss of approximately US$162 million in 2002 to a loss of approximately US$116 million in 2003 despite the substantial increase in warranty cost as described in the sub-paragraph headed "Warranty costs" above.

The Business recorded a loss from operations of approximately US$44 million for the six months ended 30 June 2004 compared to that of approximately US$35 million for the six months ended 30 June 2003. The widening of the loss from operations was mainly due to the increased level of warranty costs as compared with that of the last period.

The relevant percentages of the warranty cost to the total net revenue of the Business for the three years ended 31 December 2003 and six months ended 30 June 2004 were approximately 4.5%, 4.7%, 6.1% and 7.0% respectively. The Business has stopped the production of systems with the previously identified problematic components. With respect to certain Personal Computers shipped by the Company after the Initial Closing, IBM will continue to assume certain liability with respect to warranty costs on those products subject to a cap of US$100 million pursuant to the Asset Purchase Agreement. If the percentage of the warranty cost to net revenue were to return to the 2002 level, the results of the Business could have a significant improvement. The management will continue to manage exposure to warranty costs with focused efforts in the future.

Taxation

Provision for income taxes for the years ended 31 December 2001, 2002 and 2003 amounted to approximately US$77 million, US$86 million and US$115 million respectively. The provision for taxation for the six months ended 30 June 2004 was approximately US$74 million and that for the six months ended 30 June 2003 was approximately US$51 million.

As a result of valuation allowances recorded in certain jurisdictions as described below, the provision for taxation for the business mainly arose from income taxes booked against the profitable non-USA locations, including China, Japan, Australia and India, as well as withholding taxes paid to the local country tax authorities on the inter-company royalty remittances to the USA, for which no benefit has been recorded for the corresponding foreign tax credit in the USA. Period to period movements in the provision are due to the geographic mix of earnings related to the profitable jurisdictions as well as any movements in the withholding taxes paid on the inter-company royalty remittances paid to the USA.

Operating results of the Business have historically been included in IBM's consolidated USA, federal and state income tax returns, or non-USA jurisdictions tax returns. The provision for income taxes for the Business has been determined on a separate return basis. IBM's global tax model has been developed based on its entire portfolio of businesses. Accordingly, the tax results of the Business as presented in the financial statements of the Business set out in Appendix I to this circular are not reflective of the results that the Business would have generated on a stand-alone basis.

The Business is required to assess the realization of its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of those losses by IBM. Due to cumulative losses incurred in the USA and certain non-USA locations, a valuation allowance has been recorded against any net deferred tax assets in these jurisdictions.

Minority interests

Minority interests represent the share of profits by the minority shareholders of two non-wholly owned joint venture companies of the Business, including a 51% owned Korean joint venture, which is principally engaged in sales and marketing activities, and a 80% owned Chinese Business Unit, which is principally engaged in the production of mobile Personal Computers.

The Korean joint venture will be dissolved effective 1 January 2005 and the assets and liabilities of the Korean joint venture will not be sold to the Company under the Asset Purchase Agreement.

The amount of minority interests for the year ended 31 December 2002 remained largely the same as that for the year ended 31 December 2001 of approximately US$17 million. The amount of minority interests for the year ended 31 December 2003 amounted to approximately US$26 million, representing an increase of approximately 52.9% over that for the year ended 31 December 2002. The increase in minority interests was mainly due to the increase in the profit of the Chinese Business Unit as a result of the increased level of mobile Personal Computer production at the Business and the consolidation of the mobile unit production at the Chinese Business Unit.

The amount of minority interests for the six months ended 30 June 2004 amounted to approximately US$21 million, representing an increase of approximately 90.9% over that for the six months ended 30 June 2003. The increase in minority interests was mainly due to the continued improvement in the profits of the Chinese Business Unit as a result of the increase in the production level of mobile Personal Computers and the consolidation of the mobile unit production at the Chinese Business Unit.

Net loss

The Business recorded a net loss of approximately US$171 million for the year ended 31 December 2002. As compared to the net loss of approximately US$387 million for the year ended 31 December 2001 (before adjustment of the US$10 million additional loss as a result of changes in certain accounting principles in 2001 related to activities prior to 2001), the decrease in the net loss was mainly due to management's cost controls. The Business recorded a net loss of approximately US$258 million for the year ended 31 December 2003. The widening of the net loss as compared to the net loss of approximately US$171 million for the year ended 31 December 2002 was mainly due to the decrease in other income and the increase in warranty costs and the provision for income taxes and minority interests.

The Business recorded a net loss of approximately US$139 million for the six months ended 30 June 2004. As compared to the net loss of approximately US$97 million in the six months ended 30 June 2003. The widening of the net loss was mainly due to the increase in warranty costs as compared with that of the last period.

Shareholders should note that the historical net loss position reflected the profitability of the Business which had been managed as a division of IBM. It may not reflect the profitability of the Business as it would have been on a standalone basis or that of the Acquired Assets and the Assumed Liabilities as it would be following the Initial Closing.

Analysis on the financial position of the Business during the three years ended 31 December 2003 and the six months ended 30 June 2004

Cash flows

For the year ended 31 December 2001, the Business recorded net cash outflow from its operations of approximately US$199 million. For the years ended 31 December 2002 and 2003, the Business recorded net cash inflow from its operations of approximately US$205 million and US$171 million respectively. For the six months ended 30 June 2004, the Business recorded net cash outflow from its operations of approximately US$71 million as compared with the net cash outflow from operating activities of approximately US$96 million for the six months ended 30 June 2003. The net cash outflow from operations for the first half of the year is in line with the seasonal fluctuations of sales of the Business. As at 30 June 2004, the cash balance of the Business amounted to approximately US$297 million.

For each of the three years ended 31 December 2001, 2002 and 2003 and the six months ended 30 June 2004, the Business used approximately US$107 million, US$86 million US$97 million and US$36 million respectively for the purchase of plant and other property for landlord activities at facilities at the Business's Research Triangle Park in North Carolina, USA, Guadalajara, Mexico and Greenock, UK and for purchase of equipment needed for continued new product development.

The cash balance of the Business as at each of the year end or period end during the three years ended 31 December 2003 and the six months ended 30 June 2004 was held by the Chinese Business Unit and the Korean joint venture. Operations and development of the Business had been funded by IBM during the three years ended 31 December 2003 and the six months ended 30 June 2004. All cash generated by the Business (other than the Chinese Business Unit and the Korean joint venture) were remitted to IBM as part of its centralized global treasury function. As shown in the cash flow statements of the Business, the Business recorded a net cash inflow from IBM of approximately US$291 million for the year ended 31 December 2001 and a net cash outflow to IBM of approximately US$155 million and US$113 million respectively for the years ended 31 December 2002 and 2003. During the six months ended 30 June 2004, IBM further provided net cash of approximately US$150 million to the Business to finance its operations. Under the Asset Purchase Agreement, the cash held by the Business will not be transferred to the Company.

As described above, the management of the Business has been implementing various cost control measures, including, among other things, disposing of its manufacturing facilities and adopting the sub-contracting manufacturing business model. For the three years ended 31 December 2003 and the six months ended 30 June 2004, the Business recorded cash inflow from disposals of plant and other property of approximately US$2 million, US$163 million, US$73 million and US$5 million respectively.

Financial resources

The Business has historically relied on cash flows generated from operations and interest free funding from IBM. As at 30 June 2004, the net investment amount of IBM in the Business amounted to approximately US$973 million. As explained in the section headed "Asset Purchase Agreement" in the letter from the Board set out in this circular, any amount due from the Business to IBM (i.e. the net investment of IBM in the Business) will not be assumed by the Company under the Asset Purchase Agreement.

After completion of the Asset Purchase Agreement, Lenovo Group plans to continue to finance the operation and development, fulfillment of commitment and repayment of liabilities of the Business by various means, including cash generated from its operations, the various financing arrangements with IGF and other available banking and other facilities.

Inventory turnover days

The balance of inventory amounted to approximately US$322 million as at 31 December 2001, approximately US$216 million as at 31 December 2002, approximately US$235 million as at 31 December 2003 and approximately US$279 million as at 30 June 2004. It is the policy of the Business to maintain a general inventory provision depending on the ageing of the finished goods, net salvage value of raw materials, work in progress and finished goods. As at 31 December 2001, 2002 and 2003 and the six months ended 30 June 2004, the provision of slow-moving and obsolete inventory of the Business amounted to approximately US$14 million, US$27 million, US$17 million and US$16 million respectively.

The inventory turnover days, which are based on the closing balances of inventory as at the balance sheet dates of, and the cost of sales for, the respective periods, of the Business throughout the three years ended 31 December 2003 and the six months ended 30 June 2004 remained relatively stable at approximately around 13 days for the year ended 31 December 2001, 9 days for the year ended 31 December 2002, 10 days for the year ended 31 December 2003 and approximately 11 days for the six months ended 30 June 2004. The relatively low number of days of inventory on hand, and corresponding high inventory turnover, reflects the Business's extensive supply chain management system that requires vendors and production sub-contractors to provide inventory just-in-time, and leverages outsourcing opportunities where appropriate.

Debtors' turnover days

The balance of trade receivables amounted to approximately US$443 million as at 31 December 2001, approximately US$425 million as at 31 December 2002, approximately US$470 million as at 31 December 2003 and approximately US$398 million as at 30 June 2004. It is the policy of the Business to provide the full amount of all trade receivable outstanding for over one year. For each of the three years ended 31 December 2003 and the six months ended 30 June 2004, the Business did not encounter any significant bad and doubtful debt in respect of the trade receivables due from its customers. As at 31 December 2001, 2002 and 2003 and the six months ended 30 June 2004, the provision of bad and doubtful debts of the Business amounted to approximately US$14 million, US$9 million, US$7 million and US$7 million respectively.

The debtors' turnover days, which are calculated based on the closing balances of trade receivables as at the balance sheet dates of, and the turnover for, the respective periods, of the Business throughout the three years ended 31 December 2003 and the six months ended 30 June 2004 were approximately 16 days for the year ended 31 December 2001, approximately 17 days for the year ended 31 December 2002, approximately 18 days for the year ended 31 December 2003 and approximately 14 days for the six months ended 30 June 2004. The relatively low number of debtors' turnover days reflects, in part, the benefits of the Customer Financing Services and the Distribution Channel Financing Services whereby IGF provides customer financing to a significant portion of the Business's overall sales. The low debtors' turnover days also reflects management's strong focus on credit and collections for those customers that do not participate in the arrangements offered by IGF.

Creditors' turnover days

The balance of trade payables amounted to approximately US$956 million as at 31 December 2001, approximately US$1,168 million as at 31 December 2002, approximately US$1,457 million as at 31 December 2003 and approximately US$1,441 million as at 30 June 2004.

The creditors' turnover days, which are based on the closing balances of trade payables as at the balance sheet dates of, and the cost of sales for, the respective periods, of the Business throughout the three years ended 31 December 2003 and the six months ended 30 June 2004 gradually increased from approximately 38 days to 56 days. In particular, for the three years ended 31 December 2003 and the six months ended 30 June 2004, the creditors' turnover days of the Business were approximately 38 days, 51 days, 62 days and 56 days respectively. The lengthening of the creditors' turnover days was mainly due to extended creditors' credit terms as management works closely with its vendors to maximize allowable credit terms and minimize the Business's required investment in working capital.

Net current liabilities

As at 30 June 2004, the Business had net current liabilities of approximately US$1,027 million. The current assets mainly comprised cash of approximately US$297 million, trade receivables of approximately US$398 million, net inventories of approximately US$279 million, and prepaid expenses and other current assets of approximately US$192 million. The current liabilities mainly comprised taxes of approximately US$21 million, trade payables of approximately US$1,441 million, compensation accruals of approximately US$30 million, deferred revenue of approximately US$21 million, warranty accruals of approximately US$289 million, rebates and returns accrual of approximately US$175 million, software royalties payable of approximately US$159 million, and other accrued expenses and liabilities of approximately US$57 million.

The Business has been operating with a net working capital deficit (i.e. net current liabilities) reflecting the effective treasury management and funding it historically received from its parent, IBM, as well as efficient management of its inventories, trade receivables and trade payables, as evidenced by the fact that the turnover of inventory and trade receivables are much higher than the turnover of trade payables.

The net working capital deficit position allows the Business to minimize its investment in working capital and this enhances its earning ability. However, the ability of the Business to be operated under a net working capital deficit relies substantially on the Customer Financing Services and the Distribution Channel Financing Services. The Customer Financing Services and the Distribution Channel Financing Services will continue for a term of 5 years after the Initial Closing. If there is any material change in the terms of the Customer Financing Services and the Distribution Channel Financing Services or, for whatever reason, the Customer Financing Services and the Distribution Channel Financing Services cease to be in place and the Business fails to secure a substitute arrangement of effectively the same terms, the Business will then have an immediate short-term funding requirements to finance the settlement of its current liabilities depending on the credit terms of the sales of the Business.

Capital structure

As described above, the operation and development of the Business has been funded by its internally generated cash flow and interest free funding from IBM. The working capital of the Business has also been supported by the Customer Financing Services and the Distribution Channel Financing Services.

During the three years ended 31 December 2003 and the six months ended 30 June 2004, the Business did not have any bank or other borrowings.

As at 31 December 2001, 2002 and 2003, the deficiency in net assets of the Business were approximately US$266 million, US$628 million and US$991 million respectively. As at 30 June 2004, the Business had deficiency in net assets of approximately US$975 million comprising non-current assets of approximately US$368 million (comprising plant and other property of approximately US$308 million, and investments and sundry assets of approximately US$60 million), net current liabilities of approximately US$1,027 million and non-current liabilities of approximately US$316 million (comprising mainly warranty accruals of approximately US$229 million and minority interests of approximately US$87 million).

Not all the assets and liabilities of the Business will be acquired or assumed by the Company under the Asset Purchase Agreement. Based on the scope of the Acquired Assets and Assumed Liabilities as defined in the Asset Purchase Agreement, as at 30 June 2004, the aggregate book value of the Acquired Assets amounted to approximately US$935 million and the aggregate book value of the Assumed Liabilities amounted to approximately US$1,615 million, resulting in net liabilities of US$680 million.

The increase in the deficiency in net assets of the Business was mainly a result of the losses recorded by the Business during the years and period.

Capital and other commitments

Commitments of the Business mainly comprise warranties offered for its products and capital commitments in relation to the purchase of goods and services.

As at 30 June 2004, the Business had on-balance sheet liabilities in relation to its warranties provision amounting to approximately US$518 million. This amount was estimated by the management of the Business based on historical warranty claim information as well as recent trends.

As at 30 June 2004, the Business also had off-balance sheet contractual purchase obligations of approximately US$1,465 million which were either (1) non-cancelable; (2) involved cancellation penalty or (3) involved minimum payments even if the Business does not take delivery of the contracted goods or services. These obligations extend through 2007 and are primarily for the purchase of hard-disk drives.

Contingent liabilities

As disclosed in note L to the financial statements of the Business set out in Appendix I to this circular, the Business is involved in a number of litigations which may result in the Business having to incur additional settlement costs and/or fine if the Business fails to defend itself and lose in the

litigations. Shareholders should refer to the disclosures made in the financial statements for details of the contingent liabilities. Under the Asset Purchase Agreement, none of the above contingent liabilities will be assumed by the Company.

Currency exchange and interest rate risks

The Business's exposure to financial market risks relates primarily to fluctuations in currency exchange rates. Sales of the Business are mainly denominated in US dollars with exposures to other currencies in respect of sales and expenses of the Business, in particular, Japanese Yen and Euro. Any changes in the exchange rates of foreign currencies, in particular Japanese Yen and Euro, against US dollars may have a material impact on the results of the Business.

The Business is also exposed to interest rate risk in relation to its bank deposits, the Customer Financing Services and the Distribution Channel Financing Services and other financial transactions, such as the derivative operations as mentioned above.

Historically, the above market risks were hedged by the derivative operations provided through the centralized risk management and treasury functions of IBM. After Closings, the Enlarged Group will continue to take the necessary steps, such as hedging, with a view to minimizing the above mentioned currency exchange and interest rate risks that the Business may expose to. The relevant gains or losses in relation to any hedging exercise were then allocated to the Business. Please refer to note I of the financial statements of the Business set out in Appendix I to this circular for details of the gain or loss and expenses incurred in respect of the derivative transactions of the Business for the three years ended 31 December 2003 and the six months ended 30 June 2004.

Staff

Under the Employee Matters Agreement, a total of approximately 9,500 employees located in nearly 60 countries will be transferred to the Enlarged Group. Approximately 37% of these employees were located in the PRC and approximately 24% were located in the USA. Other major countries include Japan, the United Kingdom, Canada, Australia, France, Brazil, Germany and Ireland.

The Directors understand from IBM that the Business has not encountered any employment dispute with the employees of Business which has a material adverse impact on the operation of the Business. As disclosed in note L to the financial statements of the Business set out in Appendix I to this circular, the Business is involved in litigations with respect to, among other things, employment matters. In particular, it was held in 2003 that IBM's pension plan violated certain employment regulations in the USA. Whilst IBM continues to believe that its pension plan formulas are fair and legal and will appeal the rulings on certain claims, IBM agreed in principle with the plaintiffs on settlement terms of certain other claims in the third quarter of 2004, resulting in a significant one-time charge during that period.

Under the Asset Purchase Agreement, the Company will assume certain pension liabilities in relation to the employees of the Business in certain jurisdictions outstanding upon Closings which is estimated to be approximately US$39 million as at 30 June 2004 (please refer to note 3 to the unaudited pro forma consolidated balance sheet of the Enlarged Group set out in Appendix IV to this circular for details of basis of estimation), while IBM will inject an equivalent amount of cash to the Business.

Remuneration policies, stock option scheme, retirement benefits and training

The Directors understand from IBM that most of the employees of the Business are employed under a fixed salary basis with some of the employees entitled to discretionary bonuses and stock options of IBM. The Company is in the process of reviewing the remuneration policy of the Business. After completion of the Asset Purchase Agreement, employees of the Business will become eligible participants of the Company's share option scheme approved by its shareholders under Chapter 17 of the Listing Rules subject to the securities law of the jurisdictions in which they work.

As disclosed in the audited financial statements of the Business set out in Appendix I to this circular, employees of the Business participate in certain defined benefit pension plans, certain defined contribution plans and certain non-pension post-retirement benefit plans, all of which are sponsored by IBM.

Depending on the roles of the employees of the Business, they are given various training, such as an extensive portfolio of business, sales and technical education offerings to enable the process of skills development. The training are either organized and provided internally by the Business or provided by IBM.

INDEBTEDNESS STATEMENT OF THE ENLARGED GROUP

As at the close of business on 31 October 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had short term bank loans and trust receipt loans of approximately HK$225 million and HK$2.89 million respectively, which were unsecured and guaranteed by one or more of the cross guarantees provided by certain subsidiaries and guarantees provided by the Company.

Save as aforesaid, and apart from intra-group liabilities and normal trade payables in the ordinary course of business, the Group did not have any outstanding debt securities, bank overdrafts and liabilities under acceptances, acceptance credits, hire purchase commitments, mortgages and charges, material contingent liabilities or guarantees.

Also as at 31 October 2004, apart from normal trade payables in the ordinary course of business, the Business did not have any outstanding debt securities, bank overdrafts and liabilities under acceptances, acceptance credits, hire purchase commitments, mortgages and charges, material contingent liabilities or guarantees.

The Directors have confirmed that there has not been any material adverse change in the indebtedness and contingent liabilities of the Enlarged Group since 31 October 2004.

WORKING CAPITAL

The Directors are of the opinion that, after taking into account the Enlarged Group's present internal resources and available banking facilities (including the Bridge Loan), the Enlarged Group has sufficient working capital for its present requirement for at least 12 months from the date of this circular.

NO MATERIAL ADVERSE CHANGE

Up to the Latest Practicable Date, the Board is not aware of any material adverse change in the financial or trading position of the Lenovo Group since 31 March 2004, the date to which the latest audited consolidated financial statements of the Company were made up.

SHARE CAPITAL OF THE COMPANY

The authorized and issued share capital of the Company as at the Latest Practicable Date were as follows:

		HK$
Authorized:		
20,000,000,000	Shares	500,000,000
Issued and fully paid:		
7,474,152,108	Shares	186,853,803

All the existing Shares rank *pari passu* in all respects including all rights as to dividends, voting and return of capital.

On 25 March 2002, a new share option scheme (the "New Scheme") was approved by the Company to enable the Company to grant options to the eligible participants as a way of providing incentives to and attracting them for better performance of the Lenovo Group. The New Scheme replaced the share option scheme adopted by the Company on 18 January 1994 (the "Old Scheme"). Those outstanding Share Options granted under the Old Scheme are continue to be valid and exercisable in accordance with the provisions of the Old Scheme. As at the Latest Practicable Date, there were outstanding Share Options to subscribe for 516,744,000 new Shares.

Save as disclosed in the paragraph above, the Company has no options, warrants and conversion rights convertible into Shares as at the Latest Practicable Date. The number, rights and restrictions of the Consideration Shares to be issued under the Asset Purchase Agreement are set out in the section entitled "Letter from the Board".

Since 31 March 2004, being the last financial year end date of the Company, 6,058,000 Shares and 7,500,000 Shares have been issued and repurchased by the Company respectively.

The following is the text of a letter, summary of valuation and valuation certificates, prepared for the purpose of incorporation in this circular of the Group dated 31 December 2004 received from Vigers Appraisal & Consulting Limited, an independent property valuer, in connection with its valuation as at 31 October 2004.

Vigers Appraisal & Consulting Limited
International Asset Appraisal Consultants


VIGERS
威格斯

10th Floor, The Grande Building
398 Kwun Tong Road
Kowloon
Hong Kong

31 December 2004

The Directors
Lenovo Group Limited
23rd Floor, Lincoln House
Taikoo Place,
979 King's Road,
Quarry Bay,
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value of the property interests exhibited to us as held or leased or to be acquired from IBM upon the applicable Closings (by way of assignment of leases or sub-leases or entering into new leases, sub-leases or license arrangement) by Lenovo Group Limited (the "Company") and its subsidiaries (together referred to as "the Group") in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China ("the PRC"), the United State of America ("USA"), Japan, Canada, Commonwealth of Australia ("Australia"), the Republic of India ("India"), the Republic of Singapore ("Singapore") and United Kingdom of Great Britain and North Ireland ("UK"), in which, the PRC and India are defined as developing countries in accordance with Practice Note 12 of the Listing Rules. We confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of such property interests as at 31 October 2004.

Our valuation is our opinion of the open market value of the property interests which we would define to mean — "the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

In valuing the property interests in Group I (Property interests held by the Group in the PRC), we have adopted a combination of the market approach and depreciated replacement cost approach in assessing the land portion of the properties and the buildings and structures standing on the land respectively. Hence, the sum of the two results represents the market value of the properties as a whole. In the valuation of the land portions, reference has been made to the standard land prices in relevant cities and the evidence of sales available to us in the localities. Due to the nature of the buildings and structures, they cannot be valued on the basis of open market value and they have therefore been valued on the basis of their depreciated replacement costs. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the properties appraised in accordance with current construction costs for similar properties in the localities, with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The depreciated replacement cost approach generally furnishes the most reliable indication of value for property interests in the absence of a known market based on comparable sales.

The properties in Groups II to IV (Property interests leased by the Group in Hong Kong, the PRC and USA) have no commercial value as transfer, short-term lease or subletting are prohibited or otherwise due to a lack of substantial profit rent.

The properties in Group V to XII (Property interests to be leased, to be acquired by way of lease assignment, grant of a license, lease assignment, grant of a sub-lease, new lease, grant of a license or to be sub-leased by the Group in the PRC, India, USA, Australia, UK, Canada, Japan and Singapore) have no commercial value as transfer, short-term lease or subletting are prohibited or otherwise due to a lack of substantial profit rent after the completion of the lease assignment and sub-lease assignment.

Our valuation has been made on the assumption that the owner sells the property interests on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

We have been provided with extracts from title documents relating to such property interests. We have not, however, searched the original documents to verify ownership or to verify the existence of any lease amendments which do not appear on the copies handed to us. All documents and leases have been used for reference only. All dimensions, measurements and areas are approximations.

In undertaking our valuation of the property interests in Group I, III and V, we have relied on the legal opinion provided by the Group's PRC legal adviser Commerce & Finance Law Offices ("the PRC Legal Opinion") and we have relied on the legal opinion provided by the Group's Indian legal adviser AZB & Partners ("the Indian Legal Opinion") on valuing the property interest in Group VI.

We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the property interests are free from defect.

We have relied to a considerable extent on information provided by you and have accepted advice given to us by you on such matters as planning approvals or statutory notices, easements, tenure, occupation, lettings, site and floor areas and in the identification of the property interests in which the Group has a valid interest.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We were also advised by the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view.

Unless otherwise stated, all money amounts stated are in Hong Kong Dollars. The exchange rate used in valuing the property interests in Groups I, III to XII are rates prevailing as at the date of valuation, the details of which are summarized as follows:

Country	**Currency**	**Exchange Rate as at 31 October 2004**
The PRC	RMB	HK$1.00 = RMB1.06
USA	US$	HK$1.00 = US$0.13
India	INR (Rs)	HK$1.00 = Rs5.80
Canada	CAD (CA$)	HK$1.00 = CA$0.15
Australia	AUD (A$)	HK$1.00 = A$0.17
Japan	JPY (Yen)	HK$1.00 = Yen13.77
Singapore	SGD (S$)	HK$1.00 = S$0.21
UK	GBP(£)	HK$1.00 = £14.37

We enclose herewith a summary of valuation and valuation certificates.

Yours faithfully,
For and on behalf of
Vigers Appraisal & Consulting Limited
Raymond, Ho Kai Kwong
Registered Professional Surveyor
MRICS, MHKIS, MSc (e-com)
Executive Director

Note: Raymond Ho Kai Kwong, Chartered Surveyor, MRICS, MHKIS, MSc (e-com) has extensive experience in undertaking valuations of properties in Hong Kong, Macau and the PRC. Moreover, Raymond K. K. Ho also has extensive experience in valuing leased properties in the USA, Canada, Japan, India, Singapore, Australia and the UK.

SUMMARY OF VALUATION

Group I — Property interests held by the Group in the PRC

	Property	Open Market Value in existing state as at 31 October 2004
1.	No. 6 Chuangye Road, Shangdi Information Industry Base, Haidian District, Beijing the PRC	RMB181,000,000 (equivalent to HK$171,000,000)
2.	No. 6 Shangdi Road West, Haidian District, Beijing, The PRC	No commercial value
3.	No. 8 Chuangye Road, Shangdi, Haidian District, Beijing, the PRC	RMB61,300,000 (equivalent to HK$58,000,000)
4.	Units 32-1, 32-2 and 32-5, Block 32, Shangdi Chuangye Middle Road, Haidian District, Beijing, the PRC	RMB19,000,000 (equivalent to HK$18,000,000)
5.	Industrial Complex on Lenovo Technology Park, Taiyang City, Tantouchenkengdu Section, Liantangmian Village, Qiuchang Town, Huiyang, Guangdong Province, the PRC	RMB160,000,000 (equivalent to HK$151,000,000)
	Sub-total:	**RMB421,300,000 (equivalent to HK$398,000,000)**

Group II — Property interests leased by the Group in Hong Kong

	Property	Open Market Value in existing state as at 31 October 2004
6.	23rd Floor, Lincoln House, Taikoo Place, No. 979 King's Road, Quarry Bay, Hong Kong	No commercial value
7.	Flat H on 6th Floor, Nam Tien Mansion, Horizon Gardens, No. 18C Taikoo Shing Road and Flat H on 9th and 19th Floors, Juniper Mansion, Harbour View Gardens, No. 16 Taikoo Wan Road, Taikoo Shing, Hong Kong	No commercial value
	Sub-total	**Nil**

Group III — Property interests leased by the Group in the PRC

	Property	Open Market Value in existing state as at 31 October 2004
8.	Southern Portion of Level 7, Chengda Technology Building, No. 63 Sanhao Street, Heping District, Shenyang, Liaoning Province, the PRC	No commercial value
9.	Units 308, 309, 310 and a carparking spaces on basement, Poly Technologies Plaza, No. 93 Zhongshan Road, Harbin City, Heilongjiang Province, the PRC	No commercial value
10.	Unit 532, Chuangchun Lefu Hotel, No. 46 Renminda Street, Chuangchun City, Jilin Province, the PRC	No commercial value
11.	Units 8810 and 8812 on Level 8 Huaneng Building, No. 17 Quancheng Road, Jinan City, Shandong Province, the PRC	No commercial value
12.	Unit H-1 on Level 10, Qingdaoguangda International Financial Centre, No. 67 Hong Kong Road West, Qingdao, Shandong Province, the PRC	No commercial value
13.	Units 5, 7, 9 & 11 on Level 17, Simeicaizhi Centre, No. 6 Jianchenanda Street, Shijiazhuang, Hebei Province, the PRC	No commercial value
14.	Units 307–310 on Level 3, Rujie Technology Centre, No. 9 Gaoxin Street, Gaoxin Technology Development District, Taiyuan, Shanxi Province, the PRC	No commercial value
15.	The whole block of Liangxian Building, No. 696 Songtao Road, Zhangjiang Hi Technology Park, Shanghai, the PRC	No commercial value
16.	Units 1 and 8 on Level 12, Suninghuanqiu Building, No. 188 Guangzhou Road, Nanjing, Jiangsu Province, the PRC	No commercial value

	Property	Open Market Value in existing state as at 31 October 2004
17.	Unit 506 on Level 4, Jiahua International Business Centre, No. 15 Hangda Road, Xihu District, Hangzhou, Zhejiang Province, the PRC	No commercial value
18.	Unit 2501 on Level 25, Huanqiu Building, No. 158 Wusi Road, Fuzhou, Fujian Province, the PRC	No commercial value
19.	Unit D on Level 9, Youdian Building, No. 303 Huaihe Road, Hefei, Anhui Province, the PRC	No commercial value
20.	Various units on Lenovo Research Centre, Nanyi Road, Gaoxin Technology Park, Nanshan District, Shenzhen, Guangdong Province, the PRC	No commercial value
21.	Units 817 and 819, The Plaza East Building, No. 28 Tianhe Road North, Tianhe District, Guangzhou, Guangdong Province, the PRC	No commercial value
22.	The whole on Level 25, Guangxi Waijingmao Building, No. 137 Qixing Road, Nanning, Guangxi Province, the PRC	No commercial value
23.	Units 2102 and 2103 on Level 21, Shuntianguojicaifu Centre, No. 80 Furong Middle Road (Section 2), Changsha, Hunan Province, the PRC	No commercial value
24.	The eastern portion on Level 12, Huazhong Electricity and Finance Building, Xudong Road, Wuchang District, Wuhan, Hubei Province, the PRC	No commercial value
25.	Units 8–11 on Level 15, Pingan Insurance Building, No. 68 Jingsan Road, Zhengzhou, Henan Province, the PRC	No commercial value
26.	Units 907, 908 and 910 on Level 9, No. 88 Beijing Road West, Nanchang, Jiangxi Province, the PRC	No commercial value
27.	The maintenance Centre, guestroom and warehouse on Level 1, Level 2 and Level 4, Lenovo Building, No. 1 Taiyi Road South Section, Beilin District, Xi'an City, Shanxi Province, the PRC	No commercial value

	Property	Open Market Value in existing state as at 31 October 2004
28.	Units 1–5 and 10 on Level 15, Hong Xin Hotel, No. 61 Jiefang Road North, Tianshan District, Uramqi City, Xinjiang Uygur Autonomous Region, the PRC	No commercial value
29.	Units B2, B3 and B4 on Level 26, Dongfangshuma Building, No. 3 Qingyang Road, Chengquan District, Lanzhou, Gansu Province, the PRC	No commercial value
30.	The North Tower, Block 4 Gaoxinfufa Park, Tianfuda Road (Southern extension), Chengdu, Sichuan Province, the PRC	No commercial value
31.	Units C, D & G on Level 8, Xinhua Building, No. 6 Renmin Road East, Kunming City, Yunnan Province, the PRC	No commercial value
32.	Unit 13-8, Block D, Technology Development Building, Keyuanyi Road, Jiulongpo District, Chongqing, the PRC	No commercial value
33.	Unit 6 on Level 8, Huakun Development Building, No. 45 Zhonghua Road South, Nanming District, Guiyang, Guizhou Province, the PRC	No commercial value
34.	Factories No. 40–45, No. 55 Jinwan Road, Jingqiao Export District, Shanghai, the PRC	No commercial value
35.	No. 62 Huancheng Road North, Kunming, Yunnan Province, the PRC	No commercial value
36.	Level 1, Xiya Plaza, No. 33 Yuzhou Road, Jiulongpo District, Chongqing, the PRC	No commercial value
37.	Shop No. 1–2 on basement, No. 41 Nanxian Court, Xuanwu District, Beijing, the PRC	No commercial value
38.	No. 11 Yancao Street, Nangang District, Harbin City, Heilongjiang Province, the PRC	No commercial value

	Property	Open Market Value in existing state as at 31 October 2004
39.	No. 401 Hengye Road, Shanghai, the PRC	No commercial value
40.	Various units on level 1 of Guangqinghua Building, No. 18 Siyouxin Road South the 2nd Street, Wuyangxincheng, Guangzhou, Guangdong Province, the PRC	No commercial value
41.	No. 358 Fahuazhen Road, Chuangning District, Shanghai, the PRC	No commercial value
42.	No. 268–272 Yanggaozhong Road, Pudong New District, Shanghai, the PRC	No commercial value
43.	A building on the West portion, No. 84-1 Jiefang Road, Jinan City, Shandong Province, the PRC	No commercial value
44.	Level 2, The middle Wangdian, Block 3, No. 262 Weihai Road, Qingdao, Shandong Province, the PRC	No commercial value
45.	No. 8 Wangdian on Level 1–2, Unit A, Block 1, No. 341 Wuyishan Road, Qingdao Development District, Shandong Province, the PRC	No commercial value
46.	No. 66 (Fu No. 2) Longye Road, Zhengzhou City, Henan Province, the PRC	No commercial value
47.	Level 1, No. 45 Gaoloumen, Xuanwu District, Nanjing City, Jiangsu Province, the PRC	No commercial value
48.	No. 50 Wangyunsi Road, Shenhe District, Shenyang City, Liaoning Province, the PRC	No commercial value
49.	No. 61. 61-1 Guojicheng Shangyongmenlian, Dangu Main Street, Shijiazhuang, Hebei Province, the PRC	No commercial value
50.	Level 1, Zhejiang Broadcast Television Press Building, No. 241–245 Hushu Road South, Gongshu District, Hangzhou City, Zhejiang Province, the PRC	No commercial value

	Property	Open Market Value in existing state as at 31 October 2004
51.	Commercial unit No. 25, Yuxiu Garden, Yucai Road, Chengxiang Town, Xiaoshan District, Hangzhou City, Zhejiang Province, the PRC	No commercial value
52.	No. 85 Xinhua Road, Zhucui Garden, Huzhou City, Zhejiang Province, the PRC	No commercial value
53.	Shop 3/4 on basement, No. 15, Zone G, Qiaodong District, Qiaodong Street, Taiyuan City, Shanxi Province, the PRC	No commercial value
54.	Unit 103–104, 106–107 on Level 1, Block B, Xintiandi Building, No. A1 Xibeihe Road South, Chaoyang District, Beijing, the PRC	No commercial value
55.	No. 190 Luoyu Road (also known as No. 182 Luoyu Road), Wuchang District, Wuhan City, Hunan Province, the PRC	No commercial value
56.	Front Room on Level 1, Level 2 and a unit on basement level, No. 155 Jianxiang Road, Chuangsha City, Hunan Province, the PRC	No commercial value
57.	Unit 10A, Block A, Xiandaizhichuang Building, Huaqiang Road North, Futian District, Shenzhen, Guangdong Province, the PRC	No commercial value
58.	Units Fu 10–13 on level 1, Tianzhuliyuan, No. 8 Xiaotian Street North, Chengdu City, Sichuan Province, the PRC	No commercial value
59.	Unit 6F of Block A, unit 6F of Block C, and unit 3F on Block C and various units on level 1, Xiahua Electrical Industrial City, Huoju District, Xiamen, Fujian Province, the PRC	No commercial value
	Sub-total	**Nil**

Group IV — Property interest leased by the Group in USA

	Property	Open Market Value in existing state as at 31 October 2004
60.	No. 48401 Landing Parkway, Fremont, Alameda, California, USA	No commercial value
	Sub-total	**Nil**

Group V — Property interests to be leased by the Group in the PRC upon the applicable Closing

	Property	Open Market Value in existing state as at 31 October 2004
61.	Temporary Godown, Industrial Zone of Science & Industry Park, Nanshan District, Shenzhen, Guangdong Province, the PRC	No commercial value
62.	Levels 1–2 and cockloft, Nanshan Technology Park, Shenzhen, Guangdong Province, the PRC	No commercial value
63.	Levels 7–12, Great Wall Computer Group Building, No. 2 Keji Road, Science & Industry Park, Nanshan District, Shenzhen, Guangdong Province, the PRC	No commercial value
64.	Various units of Futian Baoshui District, Futian, Shenzhen, Guangdong Province, the PRC	No commercial value
65.	Unit 06A on Level 11, Shui On Plaza, No. 333 Huaihai Middle Road, Shanghai, the PRC	No commercial value
66.	Unit 64632 of Beijing Friendship Hotel, No. 3 Baishiqiao Road, Beijing, the PRC	No commercial value
	Sub-total	**Nil**

Group VI — Property interest to be leased by the Group in India upon the applicable Closing

	Property	Open Market Value in existing state as at 31 October 2004
67.	R.S. No. 19/1A and 19/2A Thavalakuppam Revenue Village, Edayarpalayam, Ariankuppam Commune Panchayat, Pondicherry, India	No commercial value
	Sub-total	**Nil**

Group VII — Property interest to be acquired by the Group by way of lease assignment or grant of a license in USA upon the applicable Closing

	Property	Open Market Value in existing state as at 31 October 2004
68.	4401 Silicon Drive, Bldg 675, Durham, North Carolina, 27709, USA	No commercial value
69.	4407 Silicon Drive, Bldg 676, Durham, North Carolina, 28217, USA	No commercial value
70.	500 Park Offices, Bldg 660, Research Triangle Park, Raleigh, North Carolina, 27709, USA	No commercial value
71.	600 Park Offices, Bldg 660, Research Triangle Park, Raleigh, North Carolina, 27709, USA	No commercial value
72.	700 Park Offices, Bldg 662, Research Triangle Park, Raleigh, North Carolina, 27709, USA	No commercial value
	Sub-total	**Nil**

Group VIII — Property interests to be acquired by the Group by way of lease assignment or grant of a sub-lease in Australia upon the applicable Closing

73.	The whole on Levels 10–12 and 26, 288 Edwards Street, Brisbane, Queensland, Australia	No commercial value
74.	Level 24, 288 Edwards Street, Brisbane, Queensland, Australia	No commercial value
75.	Level 27, 288 Edwards Street, Brisbane, Queensland, Australia	No commercial value
76.	Levels 5, 7, 8 and 9, No. 601 Pacific Highway, St. Leonards, Sydney, New South Wales, Australia	No commercial value
77.	55 Coonara Avenue, Sydney, New South Wales, Australia	No commercial value
	Sub-total	**Nil**

Group IX — Property interest to be acquired by the Group by way of a new lease or grant of a license in UK upon the applicable Closing

78.	Various buildings on Inverkip Road, Spango Valley, Greenock, Scotland, UK	No commercial value
	Sub-total	**Nil**

Group X — Property interests to be sub-leased by the Group in Canada upon the applicable Closing

	Property	Open Market Value in existing state as at 31 October 2004
79.	Suite 400 on Level 4, Suite 500 on Level 5 and Suite 602 on Level 6 of 10 York Mills Road, Suite 600 on Level 6 of 20 York Mills Road and Suite 502 on Level 5 of 4101 Yonge Street Toronto, Ontario, Canada	No commercial value
80.	1250 Boulevard René–Lévesque, Montreal, Quebec, Canada	No commercial value
	Sub-total	**Nil**

Group XI — Property interests to be leased, to be sub-leased or to be licensed by the Group in Japan upon the applicable Closing

81.	1 Kirihara-cho, Fujisawa-shi, Kanagawa-ken, 252-8588, Japan	No commercial value
82.	1623-14, Aza-kou, Shimotsuruma, Yamato-shi, Kanagawa-ken, Japan	No commercial value
83.	3-2-12 Ropponngi, Minato-ku, Tokyo, Japan	No commercial value
	Sub-total	**Nil**

Group XII — Property interest to be sub-leased by the Group in Singapore upon the applicable Closing

84.	7 & 9 Changi Business Park, Central 1, Singapore	No commercial value
	Sub-total	**Nil**
	Grant-total	**RMB421,300,000 (equivalent to HK$398,000,000)**

VALUATION CERTIFICATE

Group I — Property interests held by the Group in the PRC

	Property	Description and Tenure	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
1.	No. 6 Chuangye Road, Shangdi Information Industry Base, Haidian District, Beijing, the PRC	The property comprises the whole block of a 6-storey industrial building and 2 levels basement underneath and a single storey building attached all completed in 2000. The property has a site area of approximately 32,703.5 sq.m. and the total gross floor area of approximately 70,963.04 sq.m. According to a State-owned Land Use Right Certificate, the land use right of the property are vested in the Group for a term of 50 years commencing from 15 December 2003 to 30 July 2051 for industrial uses.	The property at present is occupied by the Group as office.	RMB181,000,000 (equivalent to HK$171,000,000)

Notes:

1. Pursuant to a State-owned Land Use Right Grant Contract (Document No. Jing Di Chu He Zi (2001) No. 355) 31 July 2001 entered into between Beijing Land Resources and Building Management Bureau (Party A) and the Group (Party B), the land use right of the property with a site area of approximately 33,175.3 sq.m. has been granted from Party A to Party B for a term of 50 years commencing from 31 July 2001 for industrial uses at a consideration of RMB19,905,180.

2. According to a State-owned Land Use Right Certificate (Document No. Jing Shi Hai Gang Ao Tai Guo Yong (2003 Chu) Zi No. 10213 dated 15 December 2003, the land use right of the property with a site area of approximately 32,703.5 sq.m. is vested in the Group for a term of 50 years commencing from 15 December 2003 to 30 July 2051 for industrial uses.

3. According to a Building Ownership Certificate (Document No. Jing Fang Quan Zheng Shi Hai Gang Ao Tai Zi No. 10217), the building portion of the property with a total gross floor area of approximately 70,963.04 sq.m. is vested in the Group.

4. Pursuant to the PRC legal opinion, we understand that the current status of titles, grant of major approvals, licences and documents of the property are as follows:

Document	Status
State-owned Land Use Right Certificate	Yes
Building Ownership Certificate	Yes

5. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

   The Group is entitled to freely transfer, lease and mortgage the whole or portion of the property on the open market without any premium and cost payable.

	Property	Description and Tenure	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
2.	No. 6 Shangdi Road West, Haidian District, Beijing, The PRC	The property comprises 4 blocks of 4 to 8-storey office buildings completed in or about 2002. The property has a site area of approximately 54,608.5 sq.m. and has a total gross floor area of approximately 96,156.2 sq.m. Detail information of the building portion of the property are summarized in Note 2. According to a State-owned Land Use Right Grant Contract, the property has been granted with a land use right for a term of 50 years commencing from 18 October 2004 for industrial uses.	The property at present is occupied by the Group as office.	No commercial value

Notes:

1. According to a State-owned Land Use Right Transfer Agreement (Document Nos.: Jing Di Chu He Zi (2004) No. 1293) dated 18 October 2004 entered into between the Beijing Land Resources Bureau (Party A) and the Group (Party B), the land use right of the property with a site area of approximately 54,608.5 sq.m. has been transferred from Party A to Party B for a term of 50 years commencing from 18 October 2004 for industrial uses at a consideration of RMB9,915,303.

   Pursuant to a supplementary agreement entered into between Party A and Party B, land premium was exempted on account of the Beijing government's policy, thus, the property is not entitled to lease, mortgage and transfer on the open market unless land premium are fully settled.

2. According to the Construction Work Permit (Document No. 06 (Jian) 2002-1793) and Construction Planning Permit (Document No. 2002 Gui Jian Zi 0577), the detail information of the building portion of the property are summarized as follow:

Building	Gross Floor Area *(sq.m.)*	No. of storey
South Tower	47,944.93	8-storey with 1-storey basement
North Tower	39,327.19	6-storey with 1-storey basement
West Tower	8,063.63	4-storey with 1-storey basement
East Tower	820.40	3-storey
Total	**96,156.15**	

3. Due to the absence of the State-owned Land Use Right Certificate and Building Ownership Certificates and the property is not entitled to freely transfer, lease and mortgage on the open market unless land premium was fully settled, we have assigned no commercial value to the property.

   However, for indicative purpose, the capital value of the property as at the date of valuation was RMB358,000,000 (equivalent to HK$338,000,000) on the basis of the assumption that the property can be freely transferred, mortgaged and leased on the open market.

4. Pursuant to the PRC legal opinion, we understand that the current status of titles, grant of major approvals, licences and documents of the property are as follows:

Document	**Status**
State-owned Land Use Right Transfer Agreement and Supplementary Agreement	Yes
Construction Work Permit	Yes
Construction Planning Permit	Yes

5. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

The land premium was exempted due to the policy carried out by the Beijing government, thus, the property is not entitled to freely transfer, lease and mortgage on the open market unless land premium was fully settled.

	Property	Description and Tenure	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
3.	No. 8 Chuangye Road, Shangdi, Haidian District, Beijing, the PRC	The property comprises six units on two blocks of 4 to 6-storey buildings completed in or about 2000. The property has a total site area of approximately 8,311.34 sq.m. and has a total gross floor area of approximately 18,889.46 sq.m. Detail information are summarized in Notes 3 and 4. The property has been granted with a land use right for a term of 50 years and with an expiry date on 2 June 2043 for industrial uses.	The property at present is occupied by the Group as factory and ancillary office.	RMB61,300,000 (equivalent to HK$58,000,000)

Notes:

1. According to three State-owned Land Use Right Certificates (Document Nos.: Jing Shi Hai Gang Ao Tai Guo Yong (2004 Chu) Zi No. 3170010, 3170011 and 3170012), the land use right of the property with a total site area of approximately 8,311.34 sq.m. has been vested in the Group for a term of 50 years with an expiry date on 2 June 2043 for industrial uses.

2. According to three Building Ownership Certificates (Document Nos.: Jing Fang Quan Zheng Shi Hai Gang Ao Tai Zi No. 3170010, 3170011 and 3170012), the building portion of the property with a total gross floor area of approximately 18,889.46 sq.m. has been vested in the Group.

3. According to three State-owned Land Use Right Certificates mentioned in Note 1, the detail information of the site portion of the property are summarized as follow:

Site	Site Area *(sq.m.)*	Document No
1	4,853.40	Jing Shi Hai Gang Ao Tai Guo Yong (2004 Chu) Zi No. 3170010
2	3,286.37	Jing Shi Hai Gang Ao Tai Guo Yong (2004 Chu) Zi No. 3170011
3	171.57	Jing Shi Hai Gang Ao Tai Guo Yong (2004 Chu) Zi No. 3170012
Total	**8,311.34**	

4. According to Building Ownership Certificates mentioned in Note 2, the detail information of the building portion of the property are summarized as follow:

Unit	Gross Floor Area *(sq.m.)*	Document No
1-1	8,507.12	
1-2	1,362.61	Jing Fang Quan Zheng Shi Hai Gang Ao Tai Zi No. 3170010
1-3	979.35	
2-1	2,317.13	
2-2	5,324.31	Jing Fang Quan Zheng Shi Hai Gang Ao Tai Zi No. 3170011
2-3	398.94	Jing Fang Quan Zheng Shi Hai Gang Ao Tai Zi No. 3170012
Total	**18,889.46**	

5. Pursuant to the PRC legal opinion, we understand that the current status of titles, grant of major approvals, licences and documents of the property are as follows:

Document	Status
State-owned Land Use Right Certificates	Yes
Building Ownership Certificates	Yes

6. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

The property is entitled to transfer, mortgage and lease on the open market without any land premium or acquisition cost payable.

	Property	Description and Tenure	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
4.	Units 32-1, 32-2 and 32-5, Block 32, Shangdi Chuangye Middle Road, Haidian District, Beijing, the PRC	The property comprises a parcel of land and three five-storey buildings completed in or about 1998 erected thereon. The property has a total site area of approximately 3,457.5 sq.m. and total gross floor area of approximately 10,631.8 sq.m. According to two State-owned Land Use Right Certificates, the land use rights of the property are vested in the Group for a term with an expiry date on 2 June 2043.	The property at present is occupied by the Group as factory.	RMB19,000,000 (equivalent to HK$18,000,000)

Notes:

1. According to a State-owned Land Use Right Certificate (Document No. Shi Hai Quan Guo You (98) Zi No. 0590001), the land use right of a land with a site area of approximately 3,033.4 sq.m. has been vested in the Group for a term with an expiry date on 2 June 2043 for residential uses.

2. Pursuant to a State-owned Land Use Right Certificate (Document No. Jing Shi Hai Gang Ao Tai Guo Yong (2001 Chu) Zi No. 0590006), the land use of a land with a site area of approximately 424.1 sq.m. has been vested in the Group for a term with an expiry date on 2 June 2043 for industrial uses.

3. According to two Building Ownership Certificates (Document Nos.: Jing Fang Quan Zheng Hai Gang Ao Tai Zi No. 0590006 and Shi Hai Quan Zi No. 0590001), the building portion of the property with a total gross floor area of approximately 10,631.8 sq.m. are vested in the Group.

4. Pursuant to the PRC legal opinion, we understand that the current status of titles, grant of major approvals, licences and documents of the property are as follows:

Document	Status
State-owned Land Use Right Certificates	Yes
Building Ownership Certificates	Yes

5. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

The property is entitled to be freely transferred, leased and mortgaged on the open market without any land premium and acquisition cost payable.

	Property	Description and Tenure	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
5.	Industrial Complex on Lenovo Technology Park, Taiyang City, Tantouchenkengdu Section, Liantangmian Village, Qiuchang Town, Huiyang, Guangdong Province, the PRC	The property comprises a parcel of land and 32 buildings completed from 1996 to 2000 erected thereon. The property has a total site area of approximately 277,984 sq.m. and has a total gross floor area of approximately 153,748.59 sq.m. According to twenty-one Real Estate Ownership Certificates and a State-owned Land Use Right Certificate, the land use right of the property has been vested in the Group for a term of 50 years with the last expiry date on 31 May 2048 for industrial uses.	The property at present is occupied by the Group as factory, warehouse and ancillary uses and portion of the property are leased subject to various tenancies, detail information of the tenancies are summarized in Note 7.	RMB160,000,000 (equivalent to HK$151,000,000)

Notes:

1. According to six Real Estate Ownership Certificates (Document Nos. Yue Fang Di Zheng Zi No. 0435507, 0435509, 0435510, 0435511 and 0435512 and Fangbian 29237), a land use right of the property with a site area of approximately 90,757.5 sq.m. has been vested in the Group for a term of 50 years with an expiry date on 31 May 2048 for industrial uses.

2. Pursuant to four Real Estate Ownership Certificates (Document Nos. Yue Fang Di Zheng Zi No. 0435513, 0435514, 0435515 and 0435516), a land use right of the property with a site area of approximately 115,396.5 sq.m. has been vested in the Group for a term of 50 years with an expiry date on 31 May 2048 for industrial uses.

3. Pursuant to eleven Real Estate Ownership Certificates (Document Nos. Yue Fang Di Zheng Zi No. 0764458, 0764459, 0764460, 0764461, 0764462, 0764463, 0764464, 0764465, 0764466, 0764467 and 0764468), a land use right of the property with a site area of approximately 71,830 sq.m. has been vested in the Group for a term of 50 years with an expiry date on 31 May 2044 for industrial uses.

4. According to a State-owned Land Use Right Certificate (Document No. Hui Yang Fu Guo Yong (Te 95) Zi No. 13210500019, a land use right of the property with a site area of approximately 71,830 sq.m. has been vested in the Group for a term of 50 years commencing from 1 June 1994 to 31 May 2044 for industrial uses.

5. Pursuant to 9 Building Ownership Certificates (Document No.: Yue Fang Zi No. 3466196, Registration No. Fangbian 22980, 22983, 22977, 22981, 22982, 22978, 22984 and 22979, 9 buildings with a total gross floor area of approximately 46,249.21 sq.m. have been vested in the Group.

6. Pursuant to the Real Estate Ownership Certificates and Building Ownership Certificate stated on Notes 1–5, the building portion of the property are summarized as follow:

Building	Gross Floor Area (sq.m.)	No. of storey	Year of completion	Document No
Micro-computer Workshop (also known as Factory E)	24,839.51	3	2000	Yue Fang Di Zheng Zi No. 0435507
Staff Quarter A (also known as Quarter 5)	5,277.06	4	2000	Yue Fang Di Zheng Zi No. 0435509
Staff Quarter B (also known as Quarter 6)	5,277.06	4	2000	Yue Fang Di Zheng No. 0435510
Staff Quarter C (also known as Quarter 7)	5,277.06	4	2000	Yue Fang Di Zheng No. 0435511
Canteen	3,423.81	2	2000	Yue Fang Di Zheng No. 0435512
Apartment B	727.04	4	2000	Yue Fang Di Zheng No. 0435513
Apartment C2	1,198.97	4	2000	Yue Fang Di Zheng No. 0435514
Apartment D1	1,095.66	5	2000	Yue Fang Di Zheng No. 0435515
Apartment D2	1,095.66	5	2000	Yue Fang Di Zheng No. 0435516
QDI Factory (also known as Factory F)	29,406.18	2	2000	Fangbian 29237
Air Compressor Room	208.29	1	1996	Yue Fang Di Zheng Zi No. 0764462
Factory A (also known as Workshop D)	9,984	2	1996	Yue Fang Di Zheng No. 0764458
Sewage Pool	116.88	1	1996	Yue Fang Di Zheng No. 0764459
Quarter B (also known as Quarter 4)	4,833.44	8	1996	Yue Fang Di Zheng No. 0764460
Repair Room	544.11	2	1996	Yue Fang Di Zheng No. 0764461
Sewage Treatment Room	862.1	2	1996	Yue Fang Di Zheng No. 0764463
Bucket Storage Station	347.55	1	1996	Yue Fang Di Zheng No. 0764464
Factory B (also known as Workshop D)	5,499.52	1	1996	Yu Fang Di Zheng No. 0764465
Quarter A (also known as Quarter 1)	6,817.76	8	1996	Yue Fang Di Zheng No. 0764466
Acid-Alkaline Store	402	1	1996	Yue Fang Di Zheng No. 0764467
Power Station	204	1	1996	Yue Fang Di Zheng No. 0764468
Workshop A	5,575.05	6	1996	Fangbian 22980
Workshop B	5,575.05	6	1996	Fangbian 22978
Workshop C	20,848.84	6	1996	Yue Fang Zi No. 3466196
Staff Quarter 3#	6,689.83	7	1996	Fangbian 22983
Staff Quarter 2#	6,657.99	8	1996	Fangbian 22984
Electrical transforming station	718.23	1	1996	Fangbian 22977
Pump Station	40.32	1	1996	Fangbian 22981
Dangerous Goods Godown	51.93	1	1996	Fangbian 22982
Liquidated Materials Store (Oil Godown)	91.97	1	1996	Fangbian 22979
Security Guard Room 1	34.39	1	1996	Nil
Security Guard Room 2	27.33	1	1996	Nil
Total	**153,748.59**			

7. Pursuant to 36 tenancy agreements, portion of the property is subject to tenancies, the detail information of the tenancies are summarized below:

No.	Property	Gross Floor Area (sq.m.)	Monthly Rental (RMB)	Lease Term
1.	Unit 6126 on Staff Quarter B	41.44	517.1	1 November 2004 – 31 October 2005
2.	Units 5108, 5109 and 5106 on Staff Quarter A	124.32	1,330.2	1 July 2004 – 30 June 2005
3.	Unit 5107 on Staff Quarter A	41.44	443.4	1 July 2004 – 30 June 2005
4.	Portion on level 2 of QDI Factory	3,350	32,160	1 October 2004 – 30 September 2005
5.	Unit 6105 on Staff Quarter B	41.44	397.8	10 January 2004 – 9 January 2005
6.	Various units on Qi Bu Zone (comprises units on Micro-computer Workshop, QDI Factory and Staff Quarters A, B & C and Canteen)	22,917.99	251,720.14	1 April 2004 – 31 March 2005
7.	Various units on Qi Bu Zone (comprises units on Micro-computer Workshop, QDI Factory and Staff Quarters A, B & C and Canteen)	41,251.9	440,276.89	1 January 2003 – 31 December 2005
8.	North-east portion of Multi-purpose Room (Portion of area on the Canteen)	312.76	6,056	1 January 2004 – 31 December 2004
9.	Units 3507–3511 on Staff Quarter 3#	204.25	1,950.6	23 April 2004 – 22 April 2005
10.	Units 3517–3524 on Staff Quarter 3#	276.64	2,641.9	1 June 2004 – 31 December 2004
11.	Units 3502–3506, 3512–3516 on Staff Quarter 3#	377.15	3,601.8	10 May 2004 – 9 May 2005
12.	Various units on Laoyuan Zone	7,857.23	73,396.34	1 June 2004 – 31 December 2004
13.	Units 3419–3424 on Staff Quarter 3#	207.48	1,981.4	1 June 2004 – 31 December 2004
14.	Level 6 on Workshop B	938.75	9,387.5	1 August 2004 – 31 July 2005
15.	The west portion on level 1 of Staff Quarter 3#	27.2	315.5	1 September 2004 – 31 August 2005
16.	Various units on level 2 of Quarter B	262	2,476	1 October 2004 – 30 September 2005
17.	A unit on west portion on level 1 of Staff Quarter 2#	28	1,344	1 October 2004 – 30 September 2005
18.	A unit on east portion on level 1 of Quarter B	50.92	2,444.2	1 October 2004 – 30 September 2005
19.	A unit under the staircase on Quarter B	9.75	253.5	1 July 2002 – 30 June 2005
20.	North portion of Quarter A	117	2,630.72	1 July 2002 – 30 June 2005
21.	Various units on level 1 of Quarter B	120.24	2,164.32	1 January 2004 – 31 December 2006
22.	Units 3620–3624 on Staff Quarter 3#	172.9	1,651.2	8 October 2003 – 31 December 2004
23.	Various units on level 1 of Staff Quarter 3#	69.16	660.5	17 November 2003 – 31 December 2004
24.	Units 3601–3604 and 3611 on Staff Quarter 3#	202.9	1,937.7	19 September 2003 – 31 December 2004
25.	Waste Product Store and units 3605–3610 on Staff Quarter 3#	291.21	2,944.7	9 September 2003 – 31 December 2004
26.	Portion on level 4 of Workshop A	145.6	1,246.3	16 August 2003 – 31 December 2004
27.	Level 3 on Workshop B	938.75	8,063.9	10 May 2004 – 9 May 2005

No.	Property	Gross Floor Area *(sq.m.)*	Monthly Rental *(RMB)*	Lease Term
28.	Level 6 on Workshop B	973.33	8,419.05	1 December 2003 – 30 November 2004
29.	A units next to the escalator on Workshop C	27	433.35	19 January 2003 – 18 January 2006
30.	Unit 1441 on Gao Gong Building and units 3721 and 3722 on Staff Quarter 3#	93.22	1,028.1	15 August 2003 – 31 December 2004
31.	An ancillary unit of Micro-computer Workshop	120	1,440	1 January 2003 – 31 December 2005
32.	Units 3723 and 3724 on Staff Quarter 3#	69.16	660.5	1 September 2003 – 31 December 2004
33.	A unit on east portion on level 1 of Staff Quarter 3#	29.08	310.2	1 June 2004 – 31 May 2005
34.	A unit on Quarter B	25	500	15 April 2004 – 14 April 2014
35.	A unit on level 1 of Staff Quarter 3#	27.2	490	1 July 2004 – 30 June 2005
36.	Various units on level 4 of Workshop B and Unit 3501 on Staff Quarter 3#	503.94	5,392.16	1 April 2004 – 31 March 2005
	Total	**82,246.35**	**872,666.97**	

8. The tenants of tenancies nos. 1–5 and 7–36 are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates, whilst the tenant of tenancy no.: 6 is a connected party, which is a subsidiary of the Group.

9. Pursuant to the PRC legal opinion, we understand that the current status of titles, grant of major approvals, licences and documents of the property are as follows:

Document	**Status**
State-owned Land Use Right Certificate	Yes
Real Estate Certificates (Excluding buildings Security Guard Rooms 1 and 2)	Yes
Building Ownership Certificate (Excluding buildings Security Guard Rooms 1 and 2)	Yes

10. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

    (a) The property (excluding buildings of Security Guard Rooms 1 and 2) is entitled to be freely transferred, leased and mortgaged on the open market without any land premium and acquisition cost payable.

    (b) The content of the tenancy agreements stated on Note 7 are effective and legally binding to both parties, according to the information provided by the Group, the registration of the tenancy agreements stated on Note 7 are in progress.

    (c) Due to the absence of the relevant State-owned Land Use Right Certificate of land under the buildings of Workshops A, B & C, Staff Quarters 3# & 2#, Electrical transforming station, Pump Station, Dangerous Goods Godown and Liquidated Materials Store, it is uncertain whether the Company has the right to occupy the land under these buildings and the situation of acquisition cost payable. Hence, the nature of the land cannot be clarified and thus, this land and buildings erected thereon are not entitled to transfer, lease and mortgage on the open market.

11. Due to the absence of the Real Estate Ownership Certificates or Building Ownership Certificates and Note 10(c), Workshops A, B & C, the Staff Quarters 3# & 2#, Electrical Transforming Station, Pump Station, Liquidated Material Store, Dangerous Goods godown, Security Guard Room 1 and Security Guard Room 2 of the property are not entitled to freely transfer, lease and mortgage on the open market, we have assigned no commercial value to these buildings of the property.

    However, for indicative purpose, the capital value of these buildings of the property as at the date of valuation was RMB38,400,000 (equivalent to HK$36,000,000) on the basis of the assumption that these buildings of the property can be freely transferred, mortgaged and leased on the open market.

Group II — Property interests leased by the Group in Hong Kong

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
6.	23rd Floor, Lincoln House, Taikoo Place, No. 979 King's Road, Quarry Bay, Hong Kong	The property comprises the whole on the 23rd Floor of a 23-storey office building completed in 1998. The property has a saleable floor area of approximately 13,962 sq.ft.	The property is leased to the Group by an independent third party for a term of three years commencing from 2 September 2002 to 1 September 2005 at a monthly rent of HK$230,910 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value

Notes:

1. According to the record in the relevant Land Registry, the current registered landlord of the property is the lessor as stated on the tenancy agreement.

2. The landlord is an independent third party, which is not connected with and is independent of, any of the directors of the Group, or any of their respective associates.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
7.	Flat H on 6th Floor, Nam Tien Mansion, Horizon Gardens, No. 18C Taikoo Shing Road and Flat H on 9th and 19th Floors, Juniper Mansion, Harbour View Gardens, No. 16 Taikoo Wan Road, Taikoo Shing, Hong Kong	The property comprises 3 residential units on two residential buildings completed from 1984 to 1989. The property has a total gross floor area of approximately 3,182 sq.ft. Detail information of the property are summarized in Note 3.	The property is leased to the Group by a connected party for a term of two years commencing from 1 June 2003 to 31 May 2005 at a total monthly rent of HK$80,000 inclusive of management fee, rates and utility charges. The property at present is occupied by the Group as senior staff's quarter.	No commercial value

Notes:

1. According to the records in the relevant Land Registry, the current registered owner of the property is the lessor.

2. The landlord is a connected party, which is a subsidiary of the Group.

3. The detail information of the property are summarized as follow:

Address	Gross Floor Area *(sq.ft.)*	Total no. of storey of the building	Completion year of the building
Flat H on 6th Floor, Nam Tien Mansion, Horizon Gardens, No. 18C Taikoo Shing Road	708	26	1989
Flat H on 9th Floor, Juniper Mansion, Harbour View Gardens, No. 16 Taikoo Wan Road	1,237	27	1984
Flat H on 19th Floor, Juniper Mansion, Harbour View Gardens, No. 16 Taikoo Wan Road	1,237	27	1984
Total	**3,182**		

Group III — Property interests leased by the Group in the PRC

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
8.	Southern Portion of Level 7, Chengda Technology Building, No. 63 Sanhao Street, Heping District, Shenyang, Liaoning Province, the PRC	The property comprises portion on Level 7 of a 7-storey building completed in 1999. The property has a gross floor area of approximately 780 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 July 2004 to 1 July 2007 at an annual rent of RMB479,700 inclusive of management fee and utility charges. 3 carparking spaces on basement and 2 carparking spaces behind the property are freely provided by the landlord to the Group. The property at present is occupied by the Group as office.	No commercial value
9.	Units 308, 309, 310 and a carparking spaces on basement, Poly Technologies Plaza, No. 93 Zhongshan Road, Harbin City, Heilongjiang Province, the PRC	The property comprises three units on level 3 and a carparking space on basement level of a 16-storey building completed in 1995. The property has a total gross floor area of approximately 416 sq.m.	The property is leased to the Group by an independent third party, in which units 308 and 309 are leased for a term of sixteen months commencing from 5 March 2004 to 4 July 2005 at a total rent of RMB477,420, unit 310 is leased for a term of one year and five months commencing from 1 March 2004 to 4 July 2005 at a monthly rent of RMB1,000, the carparking space is leased for a term of half a year commencing from 28 May 2004 to 27 November 2004 at a semi-annual rent of RMB2,400 all exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
10.	Unit 532, Chuangchun Lefu Hotel, No. 46 Renminda Street, Chuangchun City, Jilin Province, the PRC	The property comprises a unit on Level 5 of a 10-storey hotel building completed in 1994. The property has a gross floor area of approximately 120 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 1 July 2003 to 30 June 2005 at an annual rent of RMB170,000 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
11.	Units 8810 and 8812 on Level 8 Huaneng Building, No. 17 Quancheng Road, Jinan City, Shandong Province, the PRC	The property comprises two units on Level 8 of a 22-storey building completed in 1997. The property has a total gross floor area of approximately 421 sq.m.	The property is leased to the Group by an independent third party, in which unit 8810 is leased for a term of three years commencing from 1 June 2003 to 31 May 2006 at an annual rent of RMB340,545 whilst unit 8812 is leased for a term of two years and a half months commencing from 15 May 2004 to 31 May 2006 at an annual rent of RMB120,450 both inclusive of management fee and utility charges. The landlord also provided a warehouse and a corridor on the south of the property with a gross floor area of approximately 30 sq.m. to the Group freely subject to the lease term. The property at present is occupied by the Group as office.	No commercial value
12.	Unit H-1 on Level 10, Qingdaoguangda International Financial Centre, No. 67 Hong Kong Road West, Qingdao, Shandong Province, the PRC	The property comprises a unit on Level 10 of a 27-storey building completed in 2001. The property has a gross floor area of approximately 162.372 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 1 August 2003 to 31 July 2005 at an annual rent of RMB148,164.45 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
13.	Units 5, 7, 9 & 11 on Level 17, Simeicaizhi Centre, No. 6 Jianchenanda Street, Shijiazhuang, Hebei Province, the PRC	The property comprises 4 units on Level 17 of a 21-storey building completed in 2002. The property has a gross floor area of approximately 256 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 1 November 2003 to 31 October 2005 at a total rent of RMB355,072 inclusive of management fee but utility charges is exclusive. The property at present is occupied by the Group as office.	No commercial value
14.	Units 307–310 on Level 3, Rujie Technology Centre, No. 9 Gaoxin Street, Gaoxin Technology Development District, Taiyuan, Shanxi Province, the PRC	The property comprises 4 units on Level 3 of a 8-storey building completed in 2003. The property has a gross floor area of approximately 392 sq.m.	The property is leased to the Group by an independent third party for a term of one year commencing from 9 August 2004 to 8 August 2005 at an annual rent of RMB143,080 inclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
15.	The whole block of Liangxian Building, No. 696 Songtao Road, Zhangjiang Hi Technology Park, Shanghai, the PRC	The property comprises the whole of a 10-storey building completed in 2002. The property has a total gross floor area of approximately 23,820.11 sq.m.	The property is leased to the Group by an independent third party for a term of ten years commencing from 6 March 2003 to 5 March 2013 at an annual rent of RMB10,259,321.37 exclusive of management fee and utility charges and the rental will be increased by 10% per 3 years. The property at present is occupied by the Group as office.	No commercial value
16.	Units 1 and 8 on Level 12, Suninghuanqiu Building, No. 188 Guangzhou Road, Nanjing, Jiangsu Province, the PRC	The property comprises 2 units on Level 12 of a 28-storey building completed in 2001 The property has a total gross floor area of approximately 611.64 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 1 May 2004 to 31 April 2006 at an annual rent of RMB580,446.36 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
17.	Unit 506 on Level 4, Jiahua International Business Centre, No. 15 Hangda Road, Xihu District, Hangzhou, Zhejiang Province, the PRC	The property comprises a unit on Level 4 of a 18-storey building completed in 2003. The property has a gross floor area of approximately 575.86 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 29 April 2004 to 28 April 2006 at an annual rent of RMB756,680 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
18.	Unit 2501 on Level 25, Huanqiu Building, No. 158 Wusi Road, Fuzhou, Fujian Province, the PRC	The property comprises a unit on Level 25 of a 25-storey building completed in 1999. The property has a gross floor area of approximately 262.36 sq.m.	The property is leased to the Group by an independent third party for a term of one year and one month commencing from 1 April 2004 to 30 April 2005 at a total rent of RMB180,947.95 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
19.	Unit D on Level 9, Youdian Building, No. 303 Huaihe Road, Hefei, Anhui Province, the PRC	The property comprises a unit on Level 9 of a 34-storey building completed in 1998. The property has a gross floor area of approximately 190 sq.m.	The property is leased to the Group by an independent third party for a term of 17 months commencing from 1 April 2004 to 31 August 2005 at a monthly rent of RMB12,540 inclusive of management fee but exclusive of utility charges. The property at present is occupied by the Group as office.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
20.	Various units on Lenovo Research Centre, Nanyi Road, Gaoxin Technology Park, Nanshan District, Shenzhen, Guangdong Province, the PRC	The property comprises various units on Level 5 and the west portion of level 7 and a laboratory on the basement of a 9-storey building completed in 2000. The property has a total gross floor area of approximately 5,261.6 sq.m.	The property is leased to the Group by a connected party for a term of three years commencing from 1 August 2004 to 31 July 2007 at a monthly rent of RMB365,072 exclusive of management fee and utility charges. The landlord has also provided 2 open carparking spaces on ground floor and 15 carparking spaces on basement freely to the Group subject to the lease term on tenancy agreement. The property at present is occupied by the Group as office.	No commercial value
21.	Units 817 and 819, The Plaza East Building, No. 28 Tianhe Road North, Tianhe District, Guangzhou, Guangdong Province, the PRC	The property comprises 2 units on Level 8 of a 12-storey building completed in 2000. The property has a total gross floor area of approximately 419.26 sq.m.	The property is leased to the Group by an independent third party for a term of one year commencing from 1 July 2004 to 30 June 2005 at a monthly rent of RMB33,540 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
22.	The whole on Level 25, Guangxi Waijingmao Building, No. 137 Qixing Road, Nanning, Guangxi Province, the PRC	The property comprises the whole on Level 25 of a 32-storey building completed in 1999. The property has a total gross floor area of approximately 225 sq.m.	The property is leased to the Group by an independent third party for a term of one year commencing from 20 February 2003 to 19 February 2004 at a monthly rent of RMB6,750 inclusive of management fee but exclusive of utility charges. The tenancies has been further extended to 19 February 2005 at a semi-annual rent of RMB40,500. The property at present is occupied by the Group as office.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
23.	Units 2102 and 2103 on Level 21, Shuntianguojicaifu Centre, No. 80 Furong Middle Road (Section 2), Changsha, Hunan Province, the PRC	The property comprises 2 units on Level 21 of a 36-storey building completed in 2002. The property has a total gross floor area of approximately 599.62 sq.m.	The property is leased to the Group by an independent third party for a term of one year commencing from 20 August 2004 to 21 August 2005 at an annual rent of RMB328,291.95 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
24.	The eastern portion on Level 12, Huazhong Electricity and Finance Building, Xudong Road, Wuchang District, Wuhan, Hubei Province, the PRC	The property comprises portion on Level 12 of a 21-storey building completed in 1998. The property has a total gross floor area of approximately 628.47 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 1 July 2004 to 30 June 2006 at a monthly rent of RMB30,166.56 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
25.	Units 8–11 on Level 15, Pingan Insurance Building, No. 68 Jingsan Road, Zhengzhou, Henan Province, the PRC	The property comprises 4 units on Level 15 of a 22-storey building completed in 2003. The property has a total gross floor area of approximately 589.53 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 June 2004 to 31 May 2007 at a total rent of RMB774,642 exclusive of management fee and utility charges. The landlord also provided unit 12 on level 15 with a gross floor area of approximately 99.74 sq.m. to the Group freely subject to the lease term stated on tenancy agreement. The property at present is occupied by the Group as office.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
26.	Units 907, 908 and 910 on Level 9, No. 88 Beijing Road West, Nanchang, Jiangxi Province, the PRC	The property comprises 3 units on Level 9 of a 20-storey building completed in 1999. The property has a total gross floor area of approximately 355 sq.m.	The property is leased to the Group by an independent third party for a term of one year commencing from 25 August 2004 to 24 August 2005 at an annual rent of RMB176,868 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
27.	The maintenance Centre, guestroom and warehouse on Level 1, Level 2 and Level 4, Lenovo Building, No. 1 Taiyi Road South Section, Beilin District, Xi'an City, Shanxi Province, the PRC	The property comprises various units on Levels 1, 2 and 4 of a 4-storey building completed in 1998. The property has a total gross floor area of approximately 4,065.43 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 October 2004 to 30 September 2007 at an annual rent of RMB1,357,400.04 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
28.	Units 1–5 and 10 on Level 15, Hong Xin Hotel, No. 61 Jiefang Road North, Tianshan District, Uramqi City, Xinjiang Uygur Autonomous Region, the PRC	The property comprises 6 units on Level 15 of a 28-storey building completed in 2000. The property has a total gross floor area of approximately 256.735 sq.m.	The property is leased to the Group by an independent third party for a term of one year commencing from 4 July 2004 to 4 July 2005 at an annual rent of RMB196,788 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
29.	Units B2, B3 and B4 on Level 26, Dongfangshuma Building, No. 3 Qingyang Road, Chengquan District, Lanzhou, Gansu Province, the PRC	The property comprises 3 units on Level 26 of a 30-storey building completed in 2001. The property has a total gross floor area of approximately 166 sq.m.	The property is leased to the Group by an independent third party, in which unit B4 is leased for a term of two years commencing from 15 July 2003 to 14 July 2005 at an annual rent of RMB36,288 whilst units B2 and B3 are leased for a term of three years commencing from 15 July 2002 to 14 July 2005 at an annual rent of RMB89,208 both inclusive of management fee and utility charges (except electricity, telephone and network charges). The property at present is occupied by the Group as office.	No commercial value
30.	The North Tower, Block 4 Gaoxinfufa Park, Tianfuda Road (Southern extension), Chengdu, Sichuan Province, the PRC	The property comprises the whole of a 4-storey building completed in 2003. The property has a total gross floor area of approximately 9,053.96 sq.m.	The property is leased to the Group by an independent third party for a term of five years and five months commencing from 4 August 2004 to 3 November 2009 at an annual rent of RMB1,955,655.36 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
31.	Units C, D & G on Level 8, Xinhua Building, No. 6 Renmin Road East, Kunming City, Yunnan Province, the PRC	The property comprises 3 units on Level 8 of a 18-storey building completed in 2000. The property has a total gross floor area of approximately 267 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 1 September 2003 to 31 August 2005 at a monthly rent of RMB10,680 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value *in existing state as at* 31 October 2004
32.	Unit 13-8, Block D, Technology Development Building, Keyuanyi Road, Jiulongpo District, Chongqing, the PRC	The property comprises a unit of a 18-storey building completed in 1999. The property has a gross floor area of approximately 255.79 sq.m.	The property is leased to the Group by an independent third party for a term of 23 months commencing from 1 August 2003 to 30 June 2005 at a total rent of RMB226,502.045 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
33.	Unit 6 on Level 8, Huakun Development Building, No. 45 Zhonghua Road South, Nanming District, Guiyang, Guizhou Province, the PRC	The property comprises a unit on Level 8 of a 18-storey building completed in 1999. The property has a gross floor area of approximately 254.63 sq.m.	The property is leased to the Group by an independent third party for a term of one years commencing from 1 August 2004 to 31 July 2005 at a monthly rent of RMB12,094.9 exclusive of management fee and utility charges. The property at present is occupied by the Group as office.	No commercial value
34.	Factories No. 40–45, No. 55 Jinwan Road, Jingqiao Export District, Shanghai, the PRC	The property comprises 6 blocks of single-storey factories completed in 2000. The property has a total gross floor area of approximately 16,380 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 February 2001 to 31 January 2004 at an annual rent of RMB5,081,895 exclusive of management fee and utility charges. The tenancy has been further extended to 31 January 2007. The property at present is occupied by the Group as factory, office and quarter and ancillary uses.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
35.	No. 62 Huancheng Road North, Kunming, Yunnan Province, the PRC	The property comprises a unit on level 1 of a 9-storey building completed in or about 1996. The property has a gross floor area of approximately 300 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 26 November 2004 to 25 November 2007 at an annual rent of RMB120,000. The property at present is occupied by the Group for office purposes.	No commercial value
36.	Level 1, Xiya Plaza, No. 33 Yuzhou Road, Jiulongpo District, Chongqing, the PRC	The property comprises two units on level 1 of a single-storey building completed in or about 2000s. The property has a gross floor area of approximately 300.34 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 March 2003 to 1 March 2006 at an annual rent of RMB216,000. The property at present is occupied by the Group for office uses.	No commercial value
37.	Shop No. 1–2 on basement, No. 41 Nanxian Court, Xuanwu District, Beijing, the PRC	The property comprises two units on level 1 of a single-storey building completed in or about 2000. The property has a total gross floor area of approximately 387 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 10 October 2003 to 10 October 2006 at an annual rent of RMB390,000. The property at present is occupied by the Group for retail purpose.	No commercial value
38.	No. 11 Yancao Street, Nangang District, Harbin City, Heilongjiang Province, the PRC	The property comprises the whole on levels 1–3 of a 3-storey building completed in or about 2002. The property has a total gross floor area of approximately 729.57 sq.m.	The property is leased to the Group by an independent third party for a term of five years commencing from 1 April 2003 to 1 April 2008 at an annual rent of RMB220,000. The property at present is occupied by the Group for office uses.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
39.	No. 401 Hengye Road, Shanghai, the PRC	The property comprises the whole of a 6-storey building completed in or about 2000. The property has a total gross floor area of approximately 286.47 sq.m.	The property is leased to the Group by an independent third party for a term of five years commencing from 24 March 2003 to 24 March 2008 at an annual rent of RMB180,000. The property at present is occupied by the Group for retail purpose.	No commercial value
40.	Various units on level 1 of Guangqinghua Building, No. 18 Siyouxin Road South the 2nd Street, Wuyangxincheng, Guangzhou, Guangdong Province, the PRC	The property comprises various units on level 1 of a single-storey building completed in or about 1994. The property has a total gross floor area of approximately 551 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 March 2003 to 31 March 2006 at a monthly rent of RMB37,468. The property at present is occupied by the Group for office use.	No commercial value
41.	No. 358 Fahuazhen Road, Chuangning District, Shanghai, the PRC	The property comprises the portion of level 1 and level 2 of a 6-storey building completed in or about 1999. The property has a total gross floor area of approximately 396 sq.m.	The property is leased to the Group by an independent third party for a term of 26 months commencing from 1 April 2003 to 31 May 2005 at a daily rent of RMB2.28 per sq.m.. The property at present is occupied by the Group for office use.	No commercial value
42.	No. 268–272 Yanggaozhong Road, Pudong New District, Shanghai, the PRC	The property comprises a unit of a 6-storey building completed in or about 2002. The property has a total gross floor area of approximately 365 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 July 2003 to 30 June 2006 at a monthly rent of RMB20,000. The property at present is occupied by the Group for office uses.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
43.	A building on the West portion, No. 84-1 Jiefang Road, Jinan City, Shandong Province, the PRC	The property comprises the whole of a 2-storey building completed in or about 1997. The property has a total gross floor area of approximately 204 sq.m.	The property is leased to the Group by an independent third party for a term of one year commencing from 20 May 2004 to 19 May 2005 at a total rent of RMB139,000. The property at present is occupied by the Group as office.	No commercial value
44.	Level 2, The middle Wangdian, Block 3, No. 262 Weihai Road, Qingdao, Shandong Province, the PRC	The property comprises the whole on level 2 of a 8-storey building completed in or about 1996. The property has a total gross floor area of approximately 180 sq.m.	The property is leased to the Group by an independent third party for a term of two years and one month commencing from 1 December 2002 to 31 December 2004 at an annual rent of RMB60,000. The property at present is occupied by the Group as office.	No commercial value
45.	No. 8 Wangdian on Level 1–2, Unit A, Block 1, No. 341 Wuyishan Road, Qingdao Development District, Shandong Province, the PRC	The property comprises the whole of a 2-storey building completed in or about 2001. The property has a total gross floor area of approximately 103.64 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 April 2004 to 31 March 2007 at a monthly rent of RMB2,350. The property at present is occupied by the Group as office.	No commercial value
46.	No. 66 (Fu No. 2) Longye Road, Zhengzhou City, Henan Province, the PRC	The property comprises a unit of a 3-storey building completed in or about 1999. The property has a total gross floor area of approximately 371.64 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 5 March 2003 to 4 March 2005 at an annual rent of RMB194,700. The property at present is occupied by the Group for office uses.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
47.	Level 1, No. 45 Gaoloumen, Xuanwu District, Nanjing City, Jiangsu Province, the PRC	The property comprises the whole on level 1 of an 8-storey building completed in or about 1997. The property has a total gross floor area of approximately 350 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 January 2003 to 31 December 2005 at an annual rent of RMB222,000. The property at present is occupied by the Group for office use.	No commercial value
48.	No. 50 Wangyunsi Road, Shenhe District, Shenyang City, Liaoning Province, the PRC	The property comprises the whole of a 2-storey building completed in or about 2001. The property has a total gross floor area of approximately 343 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 1 June 2004 to 1 June 2006 at an annual rent of RMB180,000. The property at present is occupied by the Group for office and repair uses.	No commercial value
49.	No. 61. 61-1 Guojicheng Shangyongmenlian, Dangu Main Street, Shijiazhuang, Hebei Province, the PRC	The property comprises a unit of a 2-storey building completed in or about 2003. The property has a gross floor area of approximately 420 sq.m.	The property is leased to the Group by an independent third party for a term of five years commencing from 15 September 2004 to 15 September 2009 at an annual rent of RMB156,000. The property at present is occupied by the Group for office and retail uses.	No commercial value
50.	Level 1, Zhejiang Broadcast Television Press Building, No. 241-245 Hushu Road South, Gongshu District, Hangzhou City, Zhejiang Province, the PRC	The property comprises the whole on level 1 of a 7-storey building completed in or about 1998. The property has a total gross floor area of approximately 313 sq.m.	The property is leased to the Group by an independent third party for a term of two years commencing from 1 April 2004 to 31 March 2006 at an annual rent of RMB345,000. The property at present is occupied by the Group for office use.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
51.	Commercial unit, No. 25 Yuxiu Garden, Yucai Road, Chengxiang Town, Xiaoshan District, Hangzhou City, Zhejiang Province, the PRC	The property comprises a unit of a 2-storey building completed in or about 2002. The property has a gross floor area of approximately 122.17 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 July 2003 to 30 June 2006 at an annual rent of RMB43,000. The property at present is occupied by the Group for office uses.	No commercial value
52.	No. 85 Xinhua Road, Zhucui Garden, Huzhou City, Zhejiang Province, the PRC	The property comprises a unit of a 5-storey building completed in or about 2002. The property has a gross floor area of approximately 41.23 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 18 February 2004 to 18 February 2007 at an annual rent of RMB32,000. The property at present is occupied by the Group for office uses.	No commercial value
53.	Shop 3/4 on basement, No. 15, Zone G, Qiaodong District, Qiaodong Street, Taiyuan City, Shanxi Province, the PRC	The property comprises a unit of an 8-storey building completed in or about 1999. The property has a gross floor area of approximately 530.69 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 January 2003 to 31 March 2006 at an annual rent of RMB200,000. The property at present is occupied by the Group for office and retail uses.	No commercial value
54.	Units 103–104, 106–107 on Level 1, Block B, Xintiandi Building, No. A1 Xibeihe Road South, Chaoyang District, Beijing, the PRC	The property comprises 4 units on level 1of a single-storey building completed in or about 2002. The property has a total gross floor area of approximately 314 sq.m.	The property is leased to the Group by an independent third party, in which units 103–104 are leased for a term of three years commencing from 1 August 2003 to 31 July 2006 at an annual rent of RMB290,000 whilst units 106–107 are leased for a term of two years and eight months commencing from 1 December 2003 to 31 July 2006 at an annual rent of RMB110,000. The property at present is occupied by the Group for retail uses.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
55.	No. 190 Luoyu Road (also known as No. 182 Luoyu Road), Wuchang District, Wuhan City, Hunan Province, the PRC	The property comprises a unit of a 3-storey building completed in or about 1990. The property has a gross floor area of approximately 497.83 sq.m.	The property is leased to the Group by an independent third party for a term of four years and four months commencing from 1 January 2003 to 30 April 2007 at an annual rent of RMB155,000. The property at present is occupied by the Group for office and retail uses.	No commercial value
56.	Front Room on Level 1, Level 2 and a unit on basement level, No. 155 Jianxiang Road, Chuangsha City, Hunan Province, the PRC	The property comprises various units on basement level, levels 1 and 2 of a 2-storey building completed in or about 1994. The property has a total gross floor area of approximately 410.39 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 11 March 2003 to 10 March 2006 at a monthly rent of RMB17,000. The property at present is occupied by the Group for office uses.	No commercial value
57.	Unit 10A, Block A, Xiandaizhichuang Building, Huaqiang Road North, Futian District, Shenzhen, Guangdong Province, the PRC	The property comprises a unit on level 10 of a 25-storey building completed in or about 1999. The property has a gross floor area of approximately 364.28 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 10 August 2003 to 10 August 2006 at a monthly rent of RMB17,485.44. The property at present is occupied by the Group for office uses.	No commercial value
58.	Units Fu 10-13 on level 1, Tianzhuliyuan, No. 8 Xiaotian Street North, Chengdu City, Sichuan Province, the PRC	The property comprises various units on level 1 of an 11-storey building completed in or about 2003. The property has a total gross floor area of approximately 421.6 sq.m.	The property is leased to the Group by an independent third party for a term of three years commencing from 1 May 2004 to 30 April 2007 at an annual rent of RMB240,000. The property at present is occupied by the Group for office uses.	No commercial value

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
59.	Unit 6F of Block A, units 3F and 6F of Block C and various units on level 1, Xiahua Electrical Industrial City, Huoju District, Xiamen, Fujian Province, the PRC	The property comprises various units on level 1 of a 6-storey building completed in or about 1999. The property has a total gross floor area of approximately 23,062.53 sq.m.	The property is leased to the Group by a connected party, in which unit 6F of Block A, unit 6F of Block C are leased for a term of eleven months commencing from 1 April 2004 to 28 February 2005 at a monthly rent of RMB63,058.2, unit 3F of Block C is leased for a term of ten months commencing from 1 May 2004 to 28 February 2005 at a monthly rent of RMB8,638.65 and the remaining units are leased for a term of one year commencing from 1 March 2004 to 28 February 2005 at a monthly rent of RMB221,437.32. The property at present is occupied by the Group for commercial, factory and repair uses.	No commercial value

Notes:

1. According to the information provided by the Group, the lessors of properties nos. 8–19 and 21–58 are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates. Whilst the landlords of properties nos.: 20 and 59 are connected to the Group, and they are the subsidiaries of the Group.

2. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

   (a) Property 16 is subject to a mortgage in favour of Shanghai Pudong Development Bank.

   (b) The landlords of properties nos. 8–14, 16–21, 23–26, 28, 31–32, 34, 39, 44–45, 47–49, 53, 55, 57 and 59 have obtained relevant certificates and registration, which are entitled to lease the property to the Group.

   (c) The tenancies of properties nos. 14, 16, 31, 44, 48, 53 and 57 has been duly registered in relevant government organizations.

   (d) The content of all the tenancy agreements are effective, valid and legally binding to both parties under the law of the PRC.

Group IV — Property interest leased by the Group in USA

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
60.	No. 48401 Landing Parkway, Fremont, Alameda, California, USA	The property comprises the whole of a single-storey building completed in 2000. The property has a total gross floor area of approximately 9,740 sq.ft.	The property is leased to the Group by an independent third party for a term of five years commencing from 15 July 2001 to 14 July 2006 at a monthly rent of US$21,915. The monthly rental will be reviewed to US$24,350 from 13th to 24th month, US$26,785 from the 25th to 36th month, US$29,220 from the 37th month to 48th month and US$31,655 from the 49th month to 60th month. The property at present is occupied by the Group as office.	No commercial value

Notes:

1. According to the record in the California Land Title Association, the current registered owner of the property is the lessor.

2. The landlord is an independent third party, which is not connected with and is independent of, any of the directors of the Group, or any of their respective associates.

Group V — Property interests to be leased by the Group in the PRC upon the applicable Closing

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
61.	Temporary Godown, Industrial Zone of Science & Industry Park, Nanshan District, Shenzhen, Guangdong Province, the PRC	The property comprises a godown of a single-storey building completed in or about 1998. The property has a gross floor area of approximately 1,740 sq.m.	The property at present is leased by the landlord to the original lessee for a term of one year commencing from 21 April 2004 to 20 April 2005 at a monthly rent RMB40,020 inclusive of management fee but other operating expense are exclusive. The property at present is occupied by the original lessee as godown, according to the information provided by the Group, the property will be also occupied by the Group as godown after Closing.	No commercial value

Notes:

1. According to the information provided by the Group, the landlord and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

2. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

   (a) The content of the existing tenancy agreement entered into between the landlord and the original lessee is valid, effective and legally binding to both landlord and original lessee.

   (b) According to the law of the PRC, original lessee is entitled to assign the lease or sub-lease the property to third parties under the permission from the landlord.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
62.	Levels 1–2 and cockloft, Nanshan Technology Park, Shenzhen, Guangdong Province, the PRC	The property comprises the whole of levels 1–2 and cockloft of a 4-storey building completed in or about 2002. The property has a total gross floor area of approximately 22,000 sq.m.	The property at present is leased by the landlord to the original lessee for a term of one year commencing from 1 February 2004 to 31 January 2005 at a monthly rent of RMB799,922.78 exclusive of management fee and other operating costs. The property at present is occupied by the original lessee as warehouse, according to the information provided by the Group, the property will be also occupied by the Group as warehouse after Closing.	No commercial value

Notes:

1. According to the information provided by the Group, the landlord and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

2. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

   (a) The content of the existing tenancy agreement entered into between the landlord and the original lessee is valid, effective and legally binding to both landlord and original lessee.

   (b) According to the law of the PRC, original lessee is entitled to assign the lease or sub-lease the property to third parties under the permission from the landlord.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
63.	Levels 7–12, Great Wall Computer Group Building, No. 2 Keji Road, Science & Industry Park, Nanshan District, Shenzhen, Guangdong Province, The PRC	The property comprises the whole on levels 7–12 of a 16-storey building completed in 2002. The property has a total gross floor area of approximately 8,115.58 sq.m.	The property at present is leased by the landlord to the original lessee for a term of three years commencing from 16 January 2003 to 15 January 2005 at a monthly rent of RMB486,934.8 exclusive of management fee and other operating costs. The property at present is occupied by the original lessee as warehouse, according to the information provided by the Group, the property will be also occupied by the Group as warehouse after Closing.	No commercial value

Notes:

1. According to the information provided by the Group, the landlord and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

2. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

   (a) The content of the existing tenancy agreement entered into between the landlord and the original lessee is valid, effective and legally binding to both landlord and original lessee.

   (b) According to the law of the PRC, original lessee is entitled to assign the lease or sub-lease the property to third parties under the permission from the landlord.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
64.	Various units of Futian Baoshui District, Futian, Shenzhen, Guangdong Province, The PRC	The property comprises various units of 4-6-storey buildings completed from 1996 to 2003. The property has a total gross floor area of approximately 103.285 sq.m.	Portion of the property at present is leased by the lessor to the original lessee and portion is occupied by the original lessee by construction contracts and Statement of work. Detail information of these tenancies, construction contracts and Statement of work of the property are summarized in Notes 2 & 3. The property at present is occupied by the original lessee as factory, warehouse, office and ancillary uses, according to the information provided by the Group, the property will be also occupied by the Group as factory, warehouse, office and ancillary uses after the Closing.	No commercial value

Notes:

1. According to the information provided by the Group, the landlord and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

2. The property at present is subject to various tenancies, detail information are summarized as follow:

Item	Building	Gross Floor Area *(sq.m.)*	Lease Term	Monthly Rental *(RMB/sq.m.)*
1.	No. 1 Hai Hong Road	18,740	16 January 2002 – 15 January 2005	50
2.	The 2nd Stage on Level 1, an office on Level 2, an office on the cockloft of level 1, ELP laboratory and Phase 4 on Level 2, No. 1 Hai Hong Road	4,100	31 August 2003 – 15 January 2005	50
3.	No. 3 Guang Lan Road	33,540	10 September 2003 – 9 September 2006	46
4.	Zones B & C on Level 3	2,030	1 April 2004 – 9 September 2006	46
Total		**58,410**		

Note 1: The tenancy of a unit located next to the lift no. 9 on Level 3 of Block 2 with a gross floor area of approximately 20 sq.m. was terminated by the original lessee.

Note 2: A rent free period from 1 January 2004 to 31 December 2004 was provided by the lessor to the original lessee on Block No. 1 with a gross floor area of approximately 620 sq.m.

3. The property at present is subject to various construction contracts and Statement of work, detail information are summarized as follow:

Item	Building	Gross Floor Area *(sq.m.)*	Term of license
1.	Rest Area on Level 7 of Block 2	660	1 January 2004 – 31 December 2007
2.	Training Room	1,415	1 January 2004 – 31 December 2007
3.	Warehouse on Wangcheng Building, Guang Lan Road, ISH Building, No. 1 Hai Hong Road and ISH Building, No. 2 Rong Hua Road	42,800	Annually base term commencing from 1 April 2004
Total		**44,875**	

Note 1: Items 1 & 2 are occupied by the original lessee by construction contracts. The lessor erected these buildings for the occupation by the original lessee, the original lessee would return the construction fee to the lessor monthly. The original lessor would return RMB41,350 to the lessor monthly for item 1 from January 2005 to December 2006 whilst RMB64,420 monthly for item 2 from 1 January 2005 to 31 December 2007. The original lessee is licensed to occupy items 1 & 2 during the period from 1 January 2004 to 31 December 2007.

Note 2: Item 3 was occupied by the original lessee by a statement of work, the lessor provided various units with a fixed gross floor area of approximately 42,800 sq.m. for the original lessee as warehouse (in which 39,800 sq.m. is fixed space and 3,000 sq.m. is variable space) commencing from 1 April 2004 at a monthly storage service charges RMB42 per square meter for fixed space and RMB42 per square meter for variable space.

Note 3: Various warehouses on Level 3 of Block A, Shenfubao Technical Industrial Park with a total gross floor area of approximately 2,130.22 sq.m. were occupied by the original lessee subject to a service agreement commencing from 1 June 2003 at a monthly service fee RMB37.5 per sq.m. inclusive of management fee. According to the information provided, the service agreement has been terminated.

4. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

(a) The content of the existing tenancy agreement entered into between the landlord and the original lessee is valid, effective and legally binding to both landlord and original lessee.

(b) According to the law of the PRC, original lessee is entitled to assign the lease or sub-lease the property to third parties under the permission from the landlord.

(c) The contents of construction contracts and the Statement of work stated in Note 3 are valid, effective and legally binding to both landlord and original lessee. Original lessee is entitled to assign the construction contracts and the Statement of work to third parties under the permission from the landlord.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
65.	Unit 06A on Level 11, Shui On Plaza, No. 333 Huaihai Middle Road, Shanghai, The PRC	The property comprises a unit on level 11 of a 26-storey building completed in 1997. The property has a gross floor area of approximately 73.76 sq.m.	The property at present is leased by the landlord to the original lessee for a term of two years commencing from 16 May 2003 to 15 May 2005 at a monthly rent of RMB12,770.81 exclusive of air-conditioner and management fee. The property at present is occupied by the original lessee as office, according to the information provided by the Group, the property will be also occupied by the Group as office after Closing.	No commercial value

Notes:

1. According to the information provided by the Group, the landlord and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

2. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

   (a) The content of the existing tenancy agreement entered into between the landlord and the original lessee is valid, effective and legally binding to both landlord and original lessee.

   (b) According to the law of the PRC, original lessee is entitled to assign the lease or sub-lease the property to third parties under the permission from the landlord.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
66.	Unit 64632 of Beijing Friendship Hotel, No. 3 Baishiqiao Road, Beijing, The PRC	The property comprises a unit of a 6-storey building completed in or about 1954. The property has a gross floor area of approximately 115 sq.m.	The property at present is leased by the landlord to the original lessee for a term of one year commencing from 16 December 2003 to 15 December 2004 at a daily rent of RMB632.5 exclusive of utility charges. The property at present is occupied by the original lessee as office, according to the information provided by the Group, the property will be also occupied by the Group as office after Closing.	No commercial value

Notes:

1. According to the information provided by the Group, the landlord and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

2. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

   (a) The content of the existing tenancy agreement entered into between the landlord and the original lessee is valid, effective and legally binding to both landlord and original lessee.

   (b) According to the law of the PRC, original lessee is entitled to assign the lease or sub-lease the property to third parties under the permission from the landlord.

Group VI — Property interest to be leased by the Group in India upon the applicable Closing

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
67.	R.S. No. 19/1A and 19/2A Thavalakuppam Revenue Village, Edayarpalayam, Ariankuppam Commune Panchayat, Pondicherry, India	The property comprises the whole of a 2-storey buildings and various ancillary buildings completed in or about 2003. The property has a super built area of approximately 89,556 sq.ft.	The property is leased by the landlord to the sub-lessor for a term of three years commencing from 1 June 2003 to 31 May 2006 at a monthly rent of Rs.810,000. The property is at present sub-leased by the sub-lessor to the original sub-lessee for a term of three years commencing from 1 August 2003 to 31 July 2006 at a monthly rent Rs.2,573,072 and such sub-lease has obtained the consent from the landlord. The property at present is occupied by the original sub-lessee as factory, warehouse and ancillary uses, according to the information provided by the Group, the property will be also occupied by the Group as factory, warehouse and ancillary uses after Closing.	No commercial value

Notes:

1. According to the information provided by the Group, the landlord, sub-lessor and the original sub-lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

2. The leases described above are the current leases entered into between the landlord and the sub-lessor and between the sub-lessor to the original sub-lessee. According to the information provided by the Group, as part of the acquisition, the original sub-lessee will assign the above referenced sub-lease to the Group. However, the exact terms of the proposed sub-lease assignment are under negotiation between the original sub-lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The lease will be assigned to the Group from the original sub-lessee on the same terms and conditions stated on the current lease entered into between the sub-lessor and the original sub-lessee in a material respect.

   (b) Assuming that the assumption in (a) applies, the lease to be assigned to the Group from the original sub-lessee will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned leased to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) There is no foreseeable obstacle for the Group to obtain consent to the proposed sub-lease assignment issued by relevant parties within a reasonable period of time.

3. We have been provided with a legal opinion on the property prepared by the Group's Indian legal advisers, which contains, inter alia, the following information:

   (a) The landlord is the owner of the property and the landlord has vested legal title to the property and has full right and power to grant the lease to the sub-lessor.

   (b) The tenancy agreement entered into between the landlord and the sub-lessor is legal, valid and binding and is enforceable as a whole.

   (c) Although the sub-lease agreement entered into between the sub-lessor and the original sub-lessee is not appropriately stamped and registered, the sub-lease is valid and binding to both parties.

Group VII — Property interest to be acquired by the Group by way of lease assignment or grant of a license in USA upon the applicable Closing

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
68.	4401 Silicon Drive, Bldg 675, Durham, North Carolina, 27709, USA	The property comprises the whole of a 4-storey building completed in or about 1987. The property has a rentable area of approximately 80,000 sq.ft.	The property is leased by the prime lessor to the sub-lessor for a term of eight years commencing from 1 January 1997 to 31 December 2004. Detail information of this prime tenancy is summarized in Note 4. The property is at present sub-leased by the sub-lessor to the original sub-lessee for a term of five years commencing from 1 March 2001 to 31 May 2005. Detail information of this sub-tenancy is summarized in Note 5. The property at present is occupied by the original sub-lessee as office, laboratory and ancillary uses, according to the information provided by the Group, the property will be also occupied by the Group as office, laboratory and ancillary uses after Closing.	No commercial value

Notes:

1. According to the record of North Carolina Land Title Association, the current registered owner of the property is the prime lessor.

2. According to the information provided by the Group, the prime lessor, sub-lessor and the original sub-lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. According to the information provided by the Group, upon its acceptance if sub-lease assignment, the Group will have reserved the rights to renew the sub-lease in accordance with the terms stated in the proposed sub-lease agreement entered into between the original sub-lessee and the Group.

4. The detail information of the prime tenancy is summarized as follow:

Lease Term	Monthly Rent (US$) (Exclusive of management fee and operating costs)
1 January 1997 – 31 December 1997	63,333.33
1 January 1998 – 31 December 1998	64,933.33
1 January 1999 – 31 December 1999	66,533.33
1 January 2000 – 31 December 2000	68,200
1 January 2001 – 31 December 2001	69,933.33
1 January 2002 – 31 December 2002	71,666.67
1 January 2003 – 31 December 2003	73,466.67
1 January 2004 – 31 December 2004	75,333.33

5. The detail information of the sub-tenancy is summarized as follow:

Lease Term	Monthly Rent (US$) (Exclusive of management fee and operating costs)
1 March 2001 – 31 May 2001	99,666.67
1 June 2001 – 31 May 2002	101,400
1 June 2002 – 31 May 2003	103,133.33
1 June 2003 – 31 May 2004	104,933.33
1 June 2004 – 31 May 2005	106,800

6. The leases described above are the current leases entered into between the lessor and the sub-lessor and between the sub-lessor and the original sub-lessee. According to the information provided by the Group, as part of the acquisition, the original sub-lessee has granted the Group an option to accept an assignment and assume to sub-lease or to license the above property. However, the exact terms of the proposed sub-lease assignment are under negotiation between the original sub-lessee and the Group. In view of the above circumstances and assuming that the Group will agree to accept an assignment of the sub-lease, we have adopted the following assumptions in our valuation of the property:

   (a) The material terms of the proposed terms of the proposed sub-lease agreement between the original sub-lessee and the Group will not depart from the terms of the existing lease in a material respect.

   (b) Assuming that the assumption in (a) applies, the sub-lease to be assigned to the Group from the original sub-lessee will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned leased to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) No substantial profit rent will be generated if the Group exercises any option to renew the assigned sub-lease agreement.

   (d) There is no foreseeable obstacle for the Group to obtain consent to the proposed sub-lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
69.	4407 Silicon Drive, Bldg 676, Durham, North Carolina, 28217, USA	The property comprises the whole of a 4-storey building completed in or about 1987. The property has a rentable area of approximately 80,000 sq.ft.	The property is leased by the lessor to the original lessee for a term of three years commencing from 1 February 2002 to 31 January 2005 at a monthly rent of US$117,156.67 for the period from 1 February 2002 to 31 January 2003, monthly rent of US$120,656.67 for the period from 1 February 2003 to 31 January 2004 and monthly rent of US$124,261.67 for the period from 1 February 2004 to 31 January 2005. The lease term of the tenancy has been further extended for two years and will be expired on 31January 2007 at a monthly rent of US$106,666.67 for the period from 1 February 2005 to 31 January 2006 and of US$109,866.67 for the period from 1 February 2006 to 31 January 2007. The property at present is occupied by the original lessee as office, laboratory and ancillary uses, according to the information provided by the Group, the property will be also occupied by the Group as office, laboratory and ancillary uses after Closing.	No commercial value

Notes:

1. According to the record of North Carolina Land Title Association, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. According to the information provided by the Group, upon its acceptance of the lease assignment, the Group will have right to exercise any renewal option contained in the renew the terms stated on the proposed lease assignment entered into between the original lessee and the Group subject to the provisions of the Renewal Option contained in the lease.

4. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee has granted the Group an option to accept an assignment of and assume the lease or to license the above property. However, the exact

terms of the proposed lease assignment are under negotiation between the original lessee and the Group. In view of the above circumstances and assuming that the Group will enter into a lease under the option to lease, we have adopted the following assumptions in our valuation of the property

(a) The material terms of the proposed terms of the proposed lease assignment between the original lessee and the Group will not depart from the terms of the existing lease in a material respect.

(b) Assuming that the assumption in (a) applies, the lease to be assigned to the Group from the original lessee will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned leased to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

(c) No substantial profit rent will be generated if the Group exercise the option to renew the assigned lease agreement.

(d) There is no foreseeable obstacle for the Group to obtain consent to the proposed lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
70.	500 Park Offices, Bldg 660, Research Triangle Park, Raleigh, North Carolina, 27709, USA	The property comprises the whole of a 3-storey building completed in or about 1985. The property has a rentable area of approximately 125,743 sq.ft.	The property is leased by the lessor to the original lessee for a term of eight years commencing from 1 January 2001 to 31 December 2008 at an annual rent of US$1,915,065.9 exclusive of management fee and utility charges. The property at present is occupied by the original lessee as office, laboratory and ancillary uses, according to the information provided by the Group, the property will be also occupied by the Group as office, laboratory and ancillary uses after Closing.	No commercial value

Notes:

1. According to the record of North Carolina Land Title Association, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. According to the information provided by the Group, upon its acceptance of the lease assignment, the Group will have the right to exercise any renewal option contained in the lease agreement entered into between the original lessee and the Group subject to the Renewal Option contained in the lease.

4. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee has granted the Group an option to accept an assignment of and assume the lease or to license the above property. However, the exact terms of the proposed lease assignment are under negotiation between the original lessee and the Group. In view of the above circumstances and assuming that the Group will enter into a lease under the option to lease, we have adopted the following assumptions in our valuation of the property:

   (a) The material terms of the proposed lease assignment between the original lessee and the Group will not depart from the terms of the existing lease in a material respect.

   (b) Assuming that the assumption in (a) applies, the lease to be assigned to the Group from the original lessee will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned leased to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) No substantial profit rent will be generated if the Group exercise the option to renew the assigned lease agreement.

   (d) There is no foreseeable obstacle for the Group to obtain consent to the proposed lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
71.	600 Park Offices, Bldg 660, Research Triangle Park, Raleigh, North Carolina, 27709, USA	The property comprises the whole of a 4-storey building completed in or about 1986. The property has a rentable area of approximately 129,047 sq.ft.	The property is leased by the lessor to the original lessee for a term of six years commencing from 1 January 2001 to 31 December 2006 at an annual rent of US$1,965,385.8 exclusive of management fee and utility charges. The property at present is occupied by the original lessee as office, laboratory and ancillary uses, according to the information provided by the Group, the property will be also occupied by the Group as office, laboratory and ancillary uses after Closing.	No commercial value

Notes:

1. According to the record of North Carolina Land Title Association, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. According to the information provided by the Group, upon its acceptance of the lease assignment, the Group will have the right to exercise any renewal option contained in the lease agreement entered into between the original lessee and the Group subject to the provision of the Renewal Option contained in the lease.

4. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee has granted the Group an option to accept an assignment of and assume to lease or to license the above property. However, the exact terms of the proposed lease assignment are under negotiation between the original lessee and the Group. In view of the above circumstances and assuming that the Group will enter into a lease under the option to lease, we have adopted the following assumptions in our valuation of the property:

    (a) The material terms of the proposed lease assignment between the original lessee and the Group will not depart from the terms of the existing lease in a material respect.

    (b) Assuming that the assumption in (a) applies, the lease to be assigned to the Group from the original lessee will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned leased to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

    (c) No substantial profit rent will be generated if the Group exercise the option to renew the proposed lease assignment.

    (d) There is no foreseeable obstacle for the Group to obtain consent to the proposed lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
72.	700 Park Offices, Bldg 662, Research Triangle Park, Raleigh, North Carolina, 27709, USA	The property comprises the whole of a 4-storey building completed in or about 1987. The property has a rentable area of approximately 120,473 sq.ft.	The property is leased by the lessor to the original lessee for a term of five years commencing from 1 January 2001 to 31 December 2005 at an annual rent of US$1,834,803.8 exclusive of management fee and utility charges. The property at present is occupied by the original lessee as office, laboratory and ancillary uses, according to the information provided by the Group, the property will be also occupied by the Group as office, laboratory and ancillary uses after Closing.	No commercial value

Notes:

1. According to the record of North Carolina Land Association, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. According to the information provided by the Group, upon its acceptance of the lease assignment, the Group will have the right to exercise any renewal option contained in the proposed lease assignment entered into between the original lessee and the Group subject to the provisions of the Renewal Option contained in the proposed lease.

4. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee has granted the Group an option to accept an assignment of and to assume lease or to license the above property. However, the exact terms of the proposed lease assignment are under negotiation between the original lessee and the Group. In view of the above circumstances and assuming that the Group will enter into a lease under the option to lease, we have adopted the following assumptions in our valuation of the property:

   (a) The material terms of the proposed lease assignment between the original lessee and the Group will not depart from the terms of the existing lease in a material respect.

   (b) Assuming that the assumption in (a) applies, the lease to be assigned to the Group from the original lessee will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned leased to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) No substantial profit rent will be generated if the Group exercise the option to renew the assigned lease assignment.

   (d) There is no foreseeable obstacle for the Group to obtain consent to the proposed lease assignment issued by relevant parties within a reasonable period of time.

Group VIII — Property interests to be acquired by the Group by way of lease assignment of a lease or grant of a sub-lease in Australia upon the applicable Closing

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
73.	The whole on Levels 10–12 and 26, 288 Edwards Street, Brisbane, Queensland, Australia	The property comprises the whole on Levels 10 to 12 and Level 26 of a 29-storey building completed in 1980s. The property has a rentable area of approximately 2,751 sq.m.	The property is leased by the lessor to the original lessee for a term of three years commencing from 1 August 2003 to 31 July 2006 at an annual rent of A$756,525 exclusive of operating expenses. The property at present is occupied by the original lessee as office and call centre uses, according to the information provided by the Group, the property will be also occupied by the Group as office and call centre uses after Closing.	No commercial value

Notes:

1. According to the record in the Department of Natural Resources and Mines in Queensland, the current registered owner of the property is the lessor.

2. The property is subject to a mortgage in favour of Australian Mutual Provident Society, Jadamal Pty Ltd vide a memorial no. 601546304 (L 753169B) dated 6 December 1993 and the mortgage was transferred to Westpac Banking Coporation vide a memorial no. 701813159 dated 17 February 1997.

3. The property is subject to a mortgage in favour of Westpac Banking Corporation vide a memorial no. 701813185 dated 17 February 1997.

4. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

5. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee will assign the above lease to the Group. However, the exact terms of the proposed lease assignment are under negotiation between the original lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The lease will be assigned to the Group from the original lessee on the same terms and conditions stated in the current lease entered into between the lessor and the original lessee in a material respect.

   (b) Assuming that the assumption in (a) applies, the lease to be assigned to the Group from the original lessee will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned leased to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) There is no foreseeable obstacle for the Group to obtain consent to the proposed lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
74.	Level 24, 288 Edwards Street, Brisbane, Queensland, Australia	The property comprises the whole of Level 24 of a 29-storey building completed in 1980s. The property has a rentable area of approximately 688 sq.m.	The property is leased by the lessor to the original lessee for a term of three years commencing from 1 November 2004 to 31 October 2007 at an annual rent of A$196,080 exclusive of operating expenses and goods & services taxes (GST). The property at present is occupied by the original lessee as office uses, according to the information provided by the Group, the property will be also occupied by the Group as office uses after Closing.	No commercial value

Notes:

1. According to the record of the Department of Natural Resources and Mines in Queensland, the current registered owner of the property is the lessor.

2. The property is subject to a mortgage in favour of Australian Mutual Provident Society, Jadamal Pty Ltd vide a memorial no. 601546304 (L 753169B) dated 6 December 1993 and the mortgage was transferred to Westpac Banking Coporation vide a memorial no. 701813159 dated 17 February 1997.

3. The property is subject to a mortgage in favour of Westpac Banking Corporation vide a memorial no. 701813185 dated 17 February 1997.

4. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

5. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee will assign the above lease to the Group. However, the exact terms of the proposed lease assignment are under negotiation between the original lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The lease will be assigned to the Group from the original lessee on the same terms and conditions stated in the current lease entered into between the lessor and the original lessee in a material respect.

   (b) Assuming that the assumption in (a) applies, the lease to be assigned to the Group from the original lessee will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned leased to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) There is no foreseeable obstacle for the Group to obtain consent to the proposed lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
75.	Level 27, 288 Edwards Street, Brisbane, Queensland, Australia	The property comprises the whole of Level 27 of a 29-storey building completed in 1980s. The property has a rentable area of approximately 257 sq.m.	The property is leased by the lessor to the original lessee for a term of one year commencing from 1 February 2004 to 31 January 2005 at an annual rent of A$275 per square meter exclusive of goods & services taxes (GST), operating expenses and management fee. The property at present is occupied by the original lessee as office uses, according to the information provided by the Group, the property will be also occupied by the Group as office uses after Closing.	No commercial value

Notes:

1. According to the record of the Department of Natural Resources and Mines in Queensland, the current registered owner of the property is the lessor.

2. The property is subject to a mortgage in favour of Australian Mutual Provident Society, Jadamal Pty Ltd vide a memorial no. 601546304 (L 753169B) dated 6 December 1993 and the mortgage was transferred to Westpac Banking Coporation vide a memorial no. 701813159 dated 17 February 1997.

3. The property is subject to a mortgage in favour of Westpac Banking Corporation vide a memorial no. 701813185 dated 17 February 1997.

4. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

5. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee will assign the above lease to the Group. However, the exact terms of the proposed lease assignment are under negotiation between the original lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The lease will be assigned to the Group from the original lessee on the same terms and conditions stated in the current lease entered into between the lessor and the original lessee in a material respect.

   (b) Assuming that the assumption in (a) applies, the lease to be assigned to the Group from the original lessee will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned leased to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) There is no foreseeable obstacle for the Group to obtain consent to the proposed lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
76.	Levels 5, 7, 8 and 9, No. 601 Pacific Highway, St. Leonards, Sydney, New South Wales, Australia	The property comprises the whole of Levels 5, 7, 8 and 9 of a 14-storey building completed in 1988. The property has a net lettable area of approximately 3,642 sq.m.	The property is leased by the lessor to the original lessee for a term of seven years and nine months commencing from 1 February 2002 to 31 October 2009 at an annual rent of A$1,209,144 exclusive of goods & services taxes (GST) but exclusive of operating expenses. The property at present is occupied by the original lessee as office uses, according to the information provided by the Group, the property will be also occupied by the Group as office uses after Closing.	No commercial value

Notes:

1. According to the record of the Department of Lands in New South Wales, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee will sublet portion of the above property to the Group. However, the exact terms of the proposed sub-lease agreement are under negotiation between the original lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The material terms of the proposed sub-lease agreement between the original lessee and the Group will not depart from the terms of the existing lease in any material respect.

   (b) Assuming that the assumption in (a) applies, the proposed sub-lease to be entered into by the Group will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the proposed sub-lease to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) There is no foreseeable obstacle for the Group to obtain consent to the proposed sub-lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
77.	55 Coonara Avenue, Sydney, New South Wales, Australia	The property comprises the whole of a 2-storey building with one-storey basement completed in 1984. The property has a gross floor area of approximately 8,375 sq.m.	The property is leased by the lessor to the original lessee for a term of fifteen years commencing from 1 September 1993 to 31 August 2008 at an annual rent of A$7,990,000 exclusive of management fee, operating cost, public risk insurance and building insurance and the rent is increased by 4% annually. The property at present is occupied by the original lessee as office uses, according to the information provided by the Group, the property will be also occupied by the Group as office uses after Closing.	No commercial value

Notes:

1. According to the record of the Department of Lands in New South Wales, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. The property is subject to a mortgage in favour of Westpac Banking Corporation vide memorial no. 5957230.

4. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee will sublet portion of the above property to the Group. However, the exact terms of the proposed sub-lease agreement are under negotiation between the original lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

    (a) The material terms of the proposed sub-lease agreement between the original lessee and the Group will not depart from the terms of the existing lease in any material respect.

    (b) Assuming that the assumption in (a) applies, the proposed sub-lease to be entered by the Group will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the proposed sub-lease to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

    (c) There is no foreseeable obstacle for the Group to obtain consent to the proposed sub-lease assignment issued by relevant parties within a reasonable period of time.

Group IX — Property interest to be acquired by the Group by way of a new lease or grant of a license in UK at the time upon the applicable Closing

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
78.	Various buildings on Inverkip Road, Spango Valley, Greenock, Scotland, UK	The property comprises 7 blocks of 1- to 3-storey buildings completed from 1954 to 1978. According to the information provided by the landlord, the property has a total gross floor area of approximately 652,868 sq.ft.	The property at present is occupied by the landlord as factory, warehouse, office, laboratory and ancillary uses. According to the information provided by the Group, the property will be occupied by the Group as factory, warehouse, office, laboratory and ancillary uses after Closing.	No commercial value

Notes:

1. According to the record of relevant property search certificate, the current registered owner of the property is the landlord.

2. According to the information provided by the Group, the landlord is an independent third party, which is not connected with and is independent of, any of the directors of the Group, or any of their respective associates.

3. According to the information provided by the Group, as part of the acquisition, the landlord has granted the Group an option to lease or license the above property. However, the exact terms of the proposed lease assignment are still under negotiation between the landlord and the Group. In view of the above circumstances and assuming that the Group will enter into a lease under the option to lease, we have adopted the following assumptions in our valuation of the property:

   (a) The proposed lease assignment between the landlord and the Group will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the assigned lease to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

Group X — Property interest to be sub-leased by the Group in Canada upon the applicable Closing

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
79.	Suite 400 on Level 4, Suite 500 on Level 5 and Suite 602 on Level 6 of 10 York Mills Road, Suite 600 on Level 6 of 20 York Mills Road and Suite 502 on Level 5 of 4101 Yonge Street, Toronto, Ontario, Canada	The property comprises three whole levels and two units of three 7-storey buildings completed in 1989. The property has a rentable floor area of approximately 101,958 sq.ft.	The property is leased by the lessor to the original lessee for a term of twelve years and six months commencing from 1 March 1999 to 31 August 2011 at an annual rent of CA$14 per sq.ft. for the period from 1 March 1999 to 28 February 2001, CA$15 per sq.ft. for the period from 1 March 2001 to 28 February 2003, CA$16 per sq.ft. for the period from 1 March 2003 to 28 February 2005, CA$17 per sq.ft. for the period from 1 March 2005 to 28 February 2008 and CA$18 per sq.ft. from the period from 1 March 2008 to 31 August 2011. The property is at present occupied by the original lessee for office uses, according to the information provided by the Group, the property will be occupied by the Group for office uses after Closing.	No commercial value

Notes:

1. According to the record in the record of First Canadian Title, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee will sub-let portion of the above property to the Group. However, the exact terms of the proposed sub-lease agreement are under negotiation between the original lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The material terms of the proposed sub-lease agreement between the original lessee and the Group will not depart from the terms of the existing lease in any material respect.

   (b) Assuming that the assumption in (a) applies, the proposed sub-lease to be entered by the Group will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the proposed sub-lease to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

(c) There is no foreseeable obstacle for the Group to obtain consent to the proposed sub-lease issued by relevant parties within a reasonable period of time.

4. The property is subject to a court order in favour of the Confederation Life Insurance Company dated 21 December 1993 vide a memorial no. TB935239.

5. The property is subject to a court order in favour of the Confederation Life Insurance Company and Canada Trustco Mortgage Company dated 4 January 1994 vide a memorial no. TB936449.

6. The property is subject to a court order in favour of the Confederation Life Insurance Company dated 18 February 1994 vide a memorial no. TB942431.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
80.	1250 Boulevard René—Lévesque, Montreal, Quebec, Canada	The property comprises the whole of various unit of a 47-storey building completed in or about 1992. The property has a rentable floor area of approximately 295,759 sq.ft.	The property is leased by the lessor to the original lessee for a term of fifteen years commencing from 1 May 1991 to 30 April 2006 at an annual rent of CA$7,689,734.04 for the period from 1 May 1991 to 30 April 1996, CA$9,168,528.96 for the period from 1 May 1996 to 30 April 2001 and CA$11,830,359.96 for the period from 1 May 2001 to 30 April 2006. The property is at present occupied by the original lessee for office uses, according to the information provided by the Group, the property will be occupied by the Group for office uses after Closing.	No commercial value

Notes:

1. According to the record in Registry Office for the Registration Division of Montreal, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee will sublet portion of the above property to the Group. However, the exact terms of the proposed sub-lease agreement are under negotiation between the original lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The material terms of the proposed sub-lease agreement between the original lessee and the Group will not depart from the terms of the existing lease in a material respect.

   (b) Assuming that the assumption in (a) applies, the sub-lease to be entered into by the Group will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the proposed sub-lease to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) There is no foreseeable obstacle for the Group to obtain consent to the proposed sub-lease assignment issued by relevant parties within a reasonable period of time.

Group XI — Property interests to be leased, to be sub-leased or to be licensed by the Group in Japan upon the applicable Closing

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
81.	1 Kirihara-cho, Fujisawa-shi, Kanagawa-ken, 252-8588, Japan	The property comprises the whole of a 2-storey building completed in 1967. The property has a net rentable floor area of approximately 288,560 sq.ft.	The property is leased by the lessor to the original lessee for a term of seven years commencing from 1 January 2003 to 31 December 2009, detail information of the tenancy are summarized in Note 3. The property is at present occupied by the original lessee for office and laboratory uses, according to the information provided by the Group, the property will be occupied by the Group for office and laboratory uses after Closing.	No commercial value

Notes:

1. According to the record in relevant Land Management Organization in Japan, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. Detail information of the tenancy are summarized as follow:

Period	Monthly Rental *(Yen)*
1 January 2003 – 30 September 2003	55,551,296
1 October 2003 – 31 December 2003	43,012,779
1 January 2004 – 31 November 2004	52,250,000
1 December 2004 – 31 December 2004	40,250,000
1 January 2005 – 31 December 2005	51,416,667

Note: The monthly rental for the period from 1 January 2006 to 31 December 2009 will be reviewed.

4. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee will sublet portion of the above property to the Group. However, the exact terms of the propose sub-lease agreement are under negotiation between the original lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The material terms of the proposed sub-lease agreement between the original lessee and the Group will not depart from the terms of the existing lease in a material respect.

   (b) Assuming that the assumption in (a) applies, the sub-lease to be entered into by the Group will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the proposed sub-lease to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) There is no foreseeable obstacle for the Group to obtain consent to the proposed sub-lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
82.	1623-14, Aza-kou, Shimotsuruma, Yamato-shi, Kanagawa-ken, Japan	The property comprises various units of a 6-storey building and 1 level basement built underneath completed from 1985 to 1989. The property has a gross floor area of approximately 97,468.91 sq.m.	The property is leased by the lessor to the original lessee for a term of two years commencing from 1 April 2004 to 31 March 2006 at an annual rent of Yen3,067,000,000 exclusive of fixed property tax, city planning tax and fire insurance premium. The property is at present occupied by the original lessee for office and laboratory uses, according to the information provided by the Group, the property will be occupied by the Group for office and laboratory uses after Closing.	No commercial value

Notes:

1. According to the record in relevant Land Management Organization in Japan, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor and the original lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. The lease described above is the current lease entered into between the lessor and the original lessee. According to the information provided by the Group, as part of the acquisition, the original lessee will sublet portion of the above property to the Group. However, the exact terms of the propose sub-lease agreement are under negotiation between the original lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The material terms of the proposed terms of the proposed sub-lease agreement between the original lessee and the Group will not depart from the terms of the existing lease in a material respect.

   (b) Assuming that the assumption in (a) applies, the sub-lease to be entered into by the Group will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the proposed sub-lease to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

   (c) There is no foreseeable obstacle for the Group to obtain consent to the proposed sub-lease assignment issued by relevant parties within a reasonable period of time.

	Property	Description	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
83.	3-2-12 Ropponngi, Minato-ku, Tokyo, Japan	The property comprises various units of a 22-storey building completed from 1971. According to the information provided by the landlord, the property has a net usable area of approximately 240,000 sq.ft.	The property is at present occupied by the landlord for office uses, according to the information provided by the Group, the property will be occupied by the Group for office uses after Closing.	No commercial value

Notes:

1. According to the record in the relevant Land Management Organization in Japan, the current registered owner of the property is the landlord.

2. According to the information provided by the Group, the landlord is an independent third party, which is not connected with and is independent of, any of the directors of the Group, or any of their respective associates.

3. According to the information provided by the Group, as part of the acquisition, the landlord has granted the Group an option to lease or license the above property. However, the exact terms of the proposed lease assignment are still under negotiation between the landlord and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The lease between the landlord and the Group will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the lease to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

Group XII — Property interest to be sub-leased by the Group in Singapore upon the applicable Closing

	Property	Description and Tenure	Particular of occupancy	Open Market Value in existing state as at 31 October 2004
84.	7 and 9 Changi Business Park, Central 1, Singapore	The property comprises various units of a 7-storey building and a 5-storey building completed in 2001 and 2003. The property has a total gross floor area of approximately 22,510.9 sq.m.	The property is leased by the lessor to the original lessee with the last expiry date on 31 March 2014. Detail information of the tenancies are summarized in Note 3. The property is at present occupied by the original sub-lessee for factory, warehouse, office, laboratory and ancillary uses, according to the information provided by the Group, the property will be occupied by the Group for factory, warehouse, office, laboratory and ancillary uses after Closing.	No commercial value

Notes:

1. According to the record in the record in Singapore Land Authority, the current registered owner of the property is the lessor.

2. According to the information provided by the Group, the lessor, sub-lessor and the original sub-lessee are independent third parties, which are not connected with and are independent of, any of the directors of the Group, or any of their respective associates.

3. The detail information of the tenancies are summarized as follow:

Portion of property	Gross Floor Area *(sq.m.)*	Lease Term	Monthly Rental *(S$ per sq.m.)*
A18667(a)	6,689	1 April 2004 – 31 March 2005	25.85
A18667(b)	1,499.62	1 April 2005 – 31 March 2007	28
A18667(c)	1,502.28	1 April 2007 – 31 March 2012	33.5
		1 April 2012 – 31 March 2014	38.53
A18667	12,820	1 February 2002 – 31 January 2005	25.85
		1 February 2005 – 31 January 2007	28
		1 February 2007 – 31 January 2012	33.5
Total	**22,510.9**		

4. The leases described above are the current leases entered into between the lessor and the sub-lessor and between the sub-lessor and the original sub-lessee. According to the information provided by the Group, as part of the acquisition, the original sub-lessee will sublet portion of the above property to the Group. However, the exact terms of the proposed sub-lease agreement are under negotiation between the original sub-lessee and the Group. In view of the above circumstances, we have adopted the following assumptions in our valuation of the property:

   (a) The material terms of the proposed terms of the proposed sub-lease agreement between the original sub-lessee and the Group will not depart from the terms of the existing lease in any material respect.

(b) Assuming that the assumption in (a) applies, the proposed sub-lease to be entered by the Group will not generate any substantial profit rent and is subject to the following prohibitions: (i) transfer the proposed sub-lease to other third parties, (ii) transfer interest to third parties by way of short term lease and (iii) sub-letting.

(c) There is no foreseeable obstacle for the Group to obtain consent to the proposed sub-lease assignment issued by relevant parties within a reasonable period of time.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of providing information with regard to the Lenovo Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO, which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules were as follows:

Interests in the Shares and underlying shares of the Company

Name of Director	Long/Short position	Interests in Shares/ underlying shares	Capacity and number of Shares/ underlying shares held: Personal interests	Family interests	Trust	Aggregate interests
Mr Liu Chuanzhi	Long position	Shares	16,010,000	976,000	—	16,986,000
	Long position	Share options	5,250,000	—	—	5,250,000
						22,236,000
Mr Zeng Maochao	Long position	Shares	8,080,000	600,000	—	8,680,000
	Long position	Share options	1,600,000	—	—	1,600,000
						10,280,000
Mr Yang Yuanqing	Long position	Shares	10,200,000	—	—	10,200,000
	Long position	Share options	11,250,000	—	—	11,250,000
						21,450,000
Ms Ma Xuezheng	Long position	Shares	15,834,000	—	7,240,000	23,074,000
	Long position	Share options	6,120,000	—		6,120,000
						29,194,000

Note: The above-mentioned share options are options granted by the Company pursuant to its share option schemes.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or their associates had any interests or short positions in the Shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required,

pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules.

Interests of Shareholders

As at the Latest Practicable Date, so far as was known to the Directors or the chief executive of the Company, the following persons (not being a Director or the chief executive of the Company) had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO or were directly or indirectly interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company's subsidiaries:

(i) *Interests in the Shares of the Company*

		Capacity and number of Shares held			
Name	**Long/short position**	**Beneficial owner**	**Corporate interests**	**Aggregate long/short position**	**Percentage** *(note 4)*
Legend Holdings Limited *(note 1)*	Long position	2,763,570,724	1,469,311,247 *(note 2)*	4,232,881,971	56.6%
	Short position	95,934,000	—	95,934,000	1.3%
Employees' Shareholding Society of Legend Holdings Limited *(note 3)*	Long position	—	4,232,881,971	4,232,881,971	56.6%
	Short position	—	95,934,000	95,934,000	1.3%
International Business Machines Corporation *(note 5)*	Long position	1,742,871,028	—	1,742,871,028	23.3%

Notes:

1. The English company name "Legend Holdings Limited" is a direct translation of its Chinese company name.

2. The Shares were beneficially held by Right Lane Limited, a direct wholly-owned subsidiary of Legend Holdings Limited.

3. Employees' Shareholding Society of Legend Holdings Limited is an equity holder of Legend Holdings Limited which in turn wholly owns Right Lane Limited. Therefore, Employees' Shareholding Society of Legend Holdings Limited is taken to be interested, or has short positions, in any Shares in which Legend Holdings Limited and Right Lane Limited are interested or have short positions.

4. The calculation of the percentage figure is based on the aggregate long/short position as a percentage of the number of Shares of the Company in issue as at the Latest Practicable Date.

5. Allotment of 821,234,569 Shares and 921,636,459 Non-voting Shares are subject to terms and conditions of the Asset Purchase Agreement, inter alia, approval by Shareholders at the Extraordinary General Meeting. The percentage of interests immediately after Initial Closing is set out in the section entitled "Corporate structure before and after Initial Closing" in this circular.

(ii) *Interests in shares of subsidiaries of the Company*

Name of subsidiary	Name of shareholder	Percentage of holding
Shenzhen Legend Computer Co., Ltd.	Legend Holdings Limited	20%
	Shenzhen Science and Industry Park Corporation	10%
Legend Creat Holdings Limited	Nanchang Creat Group Co., Ltd.	45%
Lenovo Mobile Communication Co., Ltd.	Xiamen Overseas Chinese Electronic Co., Ltd.	19.2%
Lenovo AI Computer Technology Co., Ltd.	A.I. Software Co., Ltd.	30%

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or the chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of subsidiaries of the Company or any options in respect of such capital.

INTEREST IN CONTRACTS OR ARRANGEMENT AND COMPETING BUSINESS

(a) As at the Latest Practicable Date, none of the Directors or their associates had any direct or indirect interest in any assets which have been, since 31 March 2004 (being the date to which the latest published audited consolidated financial statements of the Lenovo Group were made up), acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Lenovo Group.

(b) As at the Latest Practicable Date, none of the Directors or their associates was materially interested in any contract or arrangement entered into by any member of the Lenovo Group and subsisting at the date of this circular which was significant in relation to the business of the Lenovo Group.

(c) As at the Latest Practicable Date, none of the Directors or their associates had any interests in a business, apart from the business of the Lenovo Group, which competes or is likely to compete, either directly or indirectly, with the business of the Lenovo Group.

DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors had any existing or proposed service agreement with any member of the Lenovo Group which will not expire or is not determinable within one year without payment of compensation (other than statutory compensation).

EXPERTS

The following are the qualifications of the experts who have given opinions or advice, which are contained or referred to in this circular:

Name	Qualification	Date of opinion	Nature of opinion or advice
AZB & Partners	Qualified lawyer in India	10 December 2004	Legal opinion on the titles of the property interests of the Enlarged Group in India for the purpose of property valuation
Cazenove Asia Limited	Licensed under the SFO to carry out types 1, 4, 6 and 9 regulated activities	31 December 2004	Letter of advice to the Independent Board Committee and the Independent Shareholders
Commerce & Finance Law Offices	Qualified lawyer in the PRC	28 December 2004	Legal opinion on the titles of the property interests of the Enlarged Group in the PRC for the purpose of property valuation
PricewaterhouseCoopers LLP, New York, as appears in Appendix I to this circular	Independent Registered Public Accounting Firm	16 December 2004	Audited US combined financial statements of Personal Computing Division of IBM under US GAAP
PricewaterhouseCoopers, Hong Kong	Certified Public Accountants	31 December 2004	Unaudited combined financial information of the Business reconciled between the accounting policies of the Business to those of the Company which follow Hong Kong GAAP, and unaudited pro forma financial information on the Enlarged Group
Vigers Appraisal & Consulting Ltd.	Qualified Property Valuer	31 December 2004	Valuation on the property interests of the Enlarged Group

Each of the above experts has given and has not withdrawn their respective written consent to the issue of this circular with the inclusion of their respective opinion or advice above-mentioned and reference to its name, in the form and context in which they appear.

None of the above experts has any shareholding in any member of the Lenovo Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Lenovo Group.

None of the above experts has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Lenovo Group or are proposed to be acquired or disposed of by or leased to any member of the Lenovo Group since 31 March 2004 (being the date to which the latest published audited consolidated financial statements of the Lenovo Group were made up).

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Lenovo Group within two years immediately preceding the date of this circular and are or may be material:

(a) The Asset Purchase Agreement entered into between the Company as purchaser and IBM as seller dated 7 December 2004;

(b) The Company Agreement entered into between the Company and IBM dated 7 December 2004;

(c) The Transition Services Agreement entered into between the Company and IBM dated 7 December 2004;

(d) The Strategic Financing and Asset Disposition Services Agreement entered into between the Company and IBM dated 7 December 2004;

(e) The IGS Services Agreement entered into between the Company and IBM dated 7 December 2004;

(f) The Marketing Support Agreement entered into between the Company and IBM dated 7 December 2004;

(g) The Internal Use Purchase Agreement entered into between the Company and IBM dated 7 December 2004;

(h) The Master Distribution Agreement entered into between the Company and IBM dated 7 December 2004;

(i) The Trademark Assignment Agreement entered into between IBM as the assignor and a subsidiary of IBM as the assignee dated 7 December 2004;

(j) The Trademark License Agreement entered into between IBM as the licensor, a subsidiary of IBM as licensee and the Company as guarantor of the obligations and responsibilities of the licensee dated 7 December 2004;

(k) The Patent Assignment Agreement entered into between IBM as the assignor and a subsidiary of IBM as the assignee dated 7 December 2004;

(l) The Patent Cross License Agreement entered into between IBM and a subsidiary of IBM and the Company dated 7 December 2004; and

(m) The Intellectual Property Assignment and License Agreement between IBM and the Company dated 7 December 2004.

LITIGATION

The Directors are not aware of any litigation or claims of material importance pending or threatened against the Company or any of its subsidiaries or the Business.

MISCELLANEOUS

(a) The registered office of the Company is at 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(b) The secretary of the Company is Ms Look Pui Fan who is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(c) The qualified accountant of the Company is Mr Wong Wai Kwong who is a fellow member of both The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants.

(d) The share registrar of the Company is Abacus Share Registrars Limited, situated at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) This circular has been prepared in both English and Chinese. In the case of any discrepancies, the English text shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company from the date of this circular up to and including 16 January 2005:

(a) the memorandum and articles of association of the Company;

(b) the material contracts referred to in the sub-section headed "Material Contracts" above (The Company has applied to the Stock Exchange for a waiver from strict compliance with paragraph 43(2)(b) of Part B of Appendix I to the Listing Rules that certain confidential and commercially sensitive information in such material contracts (including, without limitation, information relating to pricing, benchmarking mechanism, intellectual property rights, commission rates and personal data) be obliterated for the purpose of public inspection);

(c) the audited US combined financial statements of the personal computing division of IBM and report of independent registered accounting firm thereon as set out in Appendix I to this circular;

(d) the unaudited combined financial information of the personal computing division of IBM for each of the six months ended 30 June 2004 and 2003 and each of the years ended 31 December 2003, 2002 and 2001 under Hong Kong GAAP, and the report of the Company's auditors thereon as set out in Appendix II to this circular;

(e) the unaudited pro forma financial information of the Enlarged Group and the report of the Company's auditors thereon as set out in Appendix IV to this circular;

(f) the property valuation of the Enlarged Group as set out in Appendix VI to this circular;

(g) the letter from Cazenove Asia, the text of which is set out in the section of letter from Cazenove Asia in this circular;

(h) the letters of consent referred to in the sub-section headed "Experts" above;

(i) the annual reports of the Company for the financial years ended 31 March 2003 and 31 March 2004; and

(j) the interim report of the Company for the six months ended 30 September 2004.



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code : 992)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Lenovo Group Limited (the "Company") will be held on Thursday, 27 January 2005 at 9:30 a.m. at Ballroom B, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. **THAT:**

   (a) the entering into by the Company of the Asset Purchase Agreement, pursuant to which the Company agreed to acquire from IBM certain assets and assume certain liabilities in connection with the Business in consideration of US$1.25 billion, subject to certain adjustments (details of which are set out in the sub-section entitled "Consideration" under the section entitled "Asset Purchase Agreement" on page 17 of the circular issued by the Company dated 31 December 2004 (the "Circular")) to be satisfied by the issue of up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares (subject to adjustments) credited as fully paid, in each case, by the Company to IBM at the issue price of HK$2.675 each and payment by the Company of US$650 million in cash to IBM (subject to adjustments), and

   (b) in connection with the Asset Purchase Agreement, the entering into of the Continuing Connected Transactions by the Company and IBM pursuant to which IBM will, among other things, provide a broad range of transition services to the Enlarged Group in conducting the Business following the Initial Closing and the annual caps thereunder (note: the transactions underlying the Master Distribution Agreement are not subject to any annual cap) set out in the section entitled "Ancillary Agreements" under the letter from the Board set out in the Circular,

   be and are hereby approved; and

2. **THAT** pursuant to the Asset Purchase Agreement, the allotment and issue of up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares, the rights and privileges attached to such Non-voting Shares being summarised as follows:

   i. *Ranking*

   The Non-voting Shares shall rank *pari passu* in all respects with the Shares, except for voting rights.

   ii. *Voting Rights*

   The Non-voting Shares will not have any voting rights at all general meetings of the Company until they are converted into Shares.

iii. *Transferability*

The Non-voting Shares are subject to the lock-up provisions set out in the Company Agreement and upon the expiry of such lock-ups, the Non-voting Shares are transferable.

Subject to the relevant lock-up restrictions, if IBM proposes to transfer its Non-voting Shares other than to its affiliates, it shall be a condition for such transfer that the transferee will request the Company to convert the Non-voting Shares into Shares immediately following the transfer.

iv. *Conversion*

The Non-voting Shares are convertible, by the holder thereof giving written notice to the Company, into Shares on a one for one basis, subject to any adjustments as a result of any consolidation or sub-division of the Shares. A conversion notice, once duly served, is irrevocable.

No conversion of the Non-voting Shares shall be permitted if following such conversion the holder of the Non-voting Shares would become a substantial shareholder (as defined in the Listing Rules) of the Company immediately following such conversion, assuming the holder is not already a or deemed to be a, substantial shareholder.

IBM may not convert any Non-voting Shares if such conversion would reduce the holdings of Shares of persons who count as members of the public for the purposes of the Listing Rules falling below 25% of the total outstanding Shares (or such other percentage as is required of the Company under the Listing Rules to maintain the minimum public float).

v. *Listing*

The Non-voting Shares will not be listed.

vi. *Others*

With respect to any bonus, capitalisation, rights or similar issues of additional securities of the Company which all the shareholders, including holders of Shares and Non-voting Shares, are entitled to participate in or benefit from (by virtue of their being shareholders in the Company) in proportion to their shareholding, whether for any consideration or for no consideration payable by such shareholders, any additional securities to be issued to the holder of Non-voting Shares under such issues shall be Non-voting Shares.

The share certificates of the Non-voting Shares shall bear the legend that such shares are "non-voting".

be and is hereby approved.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 31 December 2004

Registered office:
23rd Floor,
Lincoln House,
Taikoo Place,
979 King's Road,
Quarry Bay,
Hong Kong

Executive Directors:
Mr Liu Chuanzhi
Mr Yang Yuanqing
Ms Ma Xuezheng

Non-executive Director:
Mr Zeng Maochao

Independent Non-executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

Notes:

1. A member entitled to attend and vote at the EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the EGM or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders of any Share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

5. Capitalised terms used in this notice have the same meaning as is set out in the section entitled "Definitions" at pages 1 to 10 of the Circular.

此乃要件　請即處理

閣下如對本通函任何部分或應採取的行動**有任何疑問**，應諮詢　閣下的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的聯想集團有限公司股份全部**售出或轉讓**，應立即將本通函以及隨附的代表委任表格送交買主，或經手買賣或轉讓的銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

本通函僅為提供資料而發出，並不構成收購、購買或認購本通函所述證券的邀請或要約。

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

有關 IBM
個人電腦業務的
非常重大收購
及
持續關連交易

本公司財務顧問


Goldman
Sachs

高盛（亞洲）有限責任公司

獨立董事委員會及獨立股東的
獨立財務顧問

CAZENOVE
嘉誠亞洲有限公司

載有獨立董事委員會就持續關連交易向獨立股東提出推薦意見的函件，載於本通函第60頁至第61頁；載有獨立財務顧問嘉誠亞洲有限公司給予獨立董事委員會及獨立股東意見的函件，載於本通函第62頁至第101頁。

股東特別大會將於二零零五年一月二十七日（星期四）上午九時三十分假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿B舉行，大會通告載於本通函第324至第326頁。無論　閣下能否出席股東特別大會，務請按照隨附的代表委任表格上印備的指示將表格填妥，儘快但無論如何最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前，交回本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可按本身意願親身出席股東特別大會或其任何續會，並於會上投票。在上述情況下，有關代表委任表格將視作被撤回。

二零零四年十二月三十一日

目　錄

本通函中，除文義另有所指外，下列詞語應具有下列含義：

「收購資產」	指	將由本公司依據資產購買協議收購的資產，具體細節見本通函內董事會函件中「資產購買協議」一節內「本公司將收購的資產和將承擔的責任」分節
「收購知識產權」	指	IBM 或其有關附屬公司在依據知識產權協議必須向本公司轉移或轉讓的知識產權中擁有的一切權利、所有權和利益
「聯繫公司」	指	就任何人士而言，指直接或間接或通過一家或以上中介機構控制該人士的任何其他人士，或被該指定人士控制的任何其他人士，或與該指定人士共同被他人控制的任何其他人士
「美洲區」	指	美國、加拿大、南美洲及拉丁美洲
「附屬協議」	指	詳情載於本通函內董事會函件中「附屬協議」一節的多份協議和安排
「該公告」	指	本公司於二零零四年十二月八日作出的公告，當中提及的事項包括資產收購協議的訂立
「章程」	指	於本通函刊發日期當日使用的本公司章程
「亞太」	指	日本、中國、南韓、澳洲、新西蘭、東南亞國家聯盟、香港及台灣
「資產收購」	指	本公司依據資產購買協議自 IBM 收購收購資產
「資產購買協議」	指	本公司與 IBM 於二零零四年十二月七日就資產收購所訂的資產購買協議，具體細節見本通函內的董事會函件中「資產購買協議」一節
「承擔責任」	指	將由本公司依據資產購買協議承擔的責任，具體細節見本通函內董事會函件中「資產購買協議」一節內「本公司將收購的資產和將承擔的責任」分節
「基本代價股份」	指	1,307,153,271股股份及無投票權股份，即部分代價股份

「董事會」	指	董事會
「過渡貸款」	指	本通函內董事會函件中「資產購買協議」一節內「過渡貸款」分節所述的過渡貸款
「該業務」及「個人電腦部」	指	IBM及其附屬公司在其個人電腦部經營的該等產品設計、開發、生產、行銷及銷售業務，但不包括下列業務：(a)提供與該等產品有關的維修及質保服務或任何其他全球服務；(b)租賃、租用或出售租賃該等產品或提供融資；(c)提供融資服務和處置服務；(d)設計、發展、生產、推廣或銷售除外產品；或(e)在首次交割後尚未被本公司聘用的IBM或其附屬公司僱員經營的產品行銷或銷售業務
「營業日」	指	除以下日子以外的任何一天：(a)星期六或星期日，(b)位於紐約市、美國或香港根據法律已獲授權或規定可從事一般銀行業務的銀行暫停營業的任何一天及(c)當該詞用於美國以外有關國家，則指該國家根據法律已獲授權或規定從事一般銀行業務的商業銀行暫停營業的任何其他日子
「上限」	指	根據上市規則未獲豁免持續關連交易價值的建議年度上限
「現金代價」	指	本公司根據資產購買協議應付IBM的部分代價現金6.5億美元，可按本通函內的董事會函件中的「代價」分節作出調整
「嘉誠亞洲」	指	嘉誠亞洲有限公司，獨立董事委員會及獨立股東就有關持續關連交易的獨立財務顧問
「中國業務單位」	指	長城國際信息產品(深圳)有限公司(由IBM擁有80%股權的中外合資企業)經營與該等產品有關的該業務。中國長城計算機深圳股份有限公司持有餘下20%股權。中國長城計算機深圳股份有限公司及其母公司長城科技股份有限公司(聯交所之上市公司)及其控權股東中國長城計算機集團公司均為獨立於本公司及其關連人士之各方
「交割」	指	首次交割和隨後交割

「本公司」	指	聯想集團有限公司，於一九九三年十月五日根據香港法律註冊成立的有限公司，其股份在聯交所主板上市
「公司協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的公司協議，具體細節載於本通函董事會函件中「公司協議」一節
「先決條件」	指	資產購買協議規定的交割的先決條件，具體細節見本通函董事會函件中「資產購買協議」一節下「交割的先決條件」分節
「關連人士」	指	按上市規則所載列之涵義
「代價股份」	指	根據資產購買協議，本公司將向 IBM 配發及發行最多821,234,569股新股及921,636,459股新的無投票權股份，以支付收購資產的部分代價
「持續關連交易」	指	過渡服務協議、策略性融資和資產處置服務協議、IGS 服務協議、市場支持協議、內部使用購買協議、總分銷協議和房地產安排所涉及的交易
「控權股東」	指	具有上市規則內列明的含義
「客戶融資服務」	指	就個人電腦產品和相關設備為該業務的客戶提供租賃和融資
「神州數碼」	指	神州數碼控股有限公司，在百慕達註冊成立的有限公司，其股份在聯交所主板上市和買賣(股份代號：861)
「董事」	指	本公司的董事
「分銷渠道融資服務」	指	為個人電腦產品和相關設備的轉售商提供融資
「EBITDA」	指	除利息、税項、折舊及攤銷前溢利
「EMEA」或「歐洲、中東和非洲」	指	歐洲、中東和非洲

「僱員事項協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的僱員事項協議，具體細節見本通函內的董事會函件中「附屬協議」一節「僱員事項協議」分節
「經擴大集團」	指	於資產收購和承擔責任後之聯想集團
「超額股份」	指	代價股份中的435,717,757股，根據資產購買協議可按本公司支付現金能力而調整
「過剩產品處置服務」	指	就舊個人電腦產品提供過剩產品處置服務
「除外資產」	指	收購資產之外的該業務的資產，具體細節見本通函內的董事會函件中「資產購買協議」一節下「本公司將收購的資產和將承擔的責任」分節
「除外責任」	指	承擔責任之外與業務有關的所有責任，具體細節見本通函內的董事會函件中「資產購買協議」一節下「本公司將收購的資產和將承擔的責任」分節
「除外產品」	指	資產購買協議所述產品，包括為高端專業應用設計和行銷的服務器解決方案、工作站和類似獨立產品；為一個或以上特定目的設計、行銷和使用的特別目的設備，不論該等設備是否包含整個或部分產品或個人電腦；比筆記本個人電腦或筆記簿個人電腦更精巧的移動設備(缺少對角綫長度超過6寸的顯示屏)，出售和行銷作上述產品的元器件，以及選件和配件
「股東特別大會」	指	將為考慮並且在合適時通過包括資產收購及持續關連交易等事項而舉行的本公司股東特別大會

「全球服務」	指	維修和質保服務以及所有其他服務，包括信息科技外包、系統集成服務、專業信息科技服務、集成科技服務、策略性外包、業務流程外包、業務諮詢服務、專業轉型外包、電子商業營運服務、應用程序管理服務、網上銷售或電話銷售服務以及根據具體應用來進行定價的服務
「高盛」	指	高盛(亞洲)有限責任公司
「商譽保證金」	指	於資產購買協議訂立後本公司支付予 IBM 的0.25億美元商譽保證金，具體細節見本通函內的董事會函件中「資產購買協議」一節下「商譽保證金」分節
「港元」	指	香港的法定貨幣
「控股公司」	指	具有上市規則內所列明的含義
「香港」	指	中華人民共和國香港特別行政區
「香港公認會計準則」	指	香港一般公認的會計準則
「HSR 法」	指	美國克萊頓法(United States Clayton Act)第7A條(經修訂1976年哈特－斯各特－羅迪諾反托拉斯改進法(Hart－Scott－Rodino Antitrust Improvements Act of 1976)第二章)以及依照該法頒佈的規則和規例
「IBM」	指	International Business Machines Corporation
「IGF」	指	通過一家或以上 IBM 的附屬公司和聯繫公司經營的全球融資服務和處置服務
「IGS」	指	通過一家或以上 IBM 的附屬公司和聯繫公司經營的全球服務
「IGS 服務協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的 IGS 服務協議，具體細節載於本通函內的董事會函件中「附屬協議」一節「IGS 服務協議」分節
「獨立董事委員會」	指	董事會的獨立委員會，成員包括獨立非執行董事黃偉明先生、吳家瑋教授及丁利生先生
「獨立股東」	指	在資產收購或任何持續關連交易中沒有重大利益的股東
「首次交割」	指	按照資產收購的條款進行的交割(與收購資產相關，餘下資產除外)

「首次交割國家」	指	中國、日本、美國、新加坡及英國
「知識產權協議」	指	商標轉讓協議、商標許可協議、專利轉讓協議、專利交叉許可協議和知識產權轉讓和許可協議，具體細節見本通函內的董事會函件中「附屬協議」一節「知識產權協議」分節
「知識產權轉讓及許可使用協議」	指	本公司與IBM於二零零四年十二月七日訂立的知識產權轉讓及許可使用協議，具體細節見本通函內的董事會函件中「附屬協議」一節「知識產權協議」分節
「內部使用購買協議」	指	本公司與IBM於二零零四年十二月七日訂立的內部使用購買協議，具體細節見本通函內的董事會函件中「附屬協議」一節「內部使用購買協議」分節
「發行價」	指	每股新股份和每股新的無投票權股份2.675港元之價格
「信息科技產品」	指	個人電腦、服務器和其他相關硬件產品
「韓國合營公司」	指	IBM與LG IBM PC Company Limited現有的合營公司，將於二零零五年一月一日起解散
「最後實際可行日期」	指	二零零四年十二月二十四日，確定本通函所載的若干資料的最後實際可行日期
「聯想集團」或「本集團」	指	本公司及其附屬公司
「LIBOR」	指	倫敦銀行同業拆息率
「上市委員會」	指	具有上市規則內列明的含義
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「大股東」	指	聯想控股有限公司，即持有於最後實際可行日期已發行股份約57%的本公司的控權股東

「市場支持協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的市場支持協議，具體細節見本通函內的董事會函件中「附屬協議」一節「市場支持協議」分節
「總分銷協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的總分銷協議，具體細節見本通函內的董事會函件中「附屬協議」一節「總分銷協議」分節
「MSA 服務說明附件」	指	市場支持協議附件1至9，具體資料見本通函內的董事會函件中「附屬協議」一節「市場支持協議」分節
「MSA 服務」	指	在 MSA 服務說明附件中列明或預期的服務
「無投票權股份」	指	本公司股本中每股面值0.025港元的非上市普通股，與股份享有同等權益，除了無投票權股份轉換成股份前，一概不會附帶任何表決權
「ODM 及 EMS 公司」	指	原始設計製造商和電子製造服務公司
「OEM」	指	原始設備製造商
「專利轉讓協議」	指	IBM 及 IBM 一家附屬公司於二零零四年十二月七日訂立的專利轉讓協議，具體細節見本通函內的董事會函件中「附屬協議」一節「知識產權相關協議」分節
「專利交叉許可協議」	指	本公司、IBM 及 IBM 一家附屬公司於二零零四年十二月七日訂立的專利交叉許可協議，具體細節見本通函內的董事會函件中「附屬協議」一節「知識產權協議」分節
「PCAOB」	指	美國公營公司會計監督委員會
「PCAOB 準則」	指	美國公營公司會計監督委員會頒佈之準則
「人士」	指	任何自然人、法團、一般合夥人、有限責任合夥人、有限或無限責任公司、獨資企業、合營企業、其他商業組織、信託、協會、團體或政府機構

「個人電腦」	指	一般由單一當地用者使用、採用台式電腦(包括瘦客戶機(thin client)和為住宅用途媒體發佈而設計的台式系統)、移動或圖形平台的任何獨立、可編程和一般用途電腦器件，由微處理器硬件架構、記憶體、多輸入多輸出能力和單一用戶台式／移動／圖形操作系統組成；但不包括除外產品
「中國」	指	中華人民共和國(就本通函而言，不包括香港、中國澳門特別行政區和台灣)
「該等產品」	指	台式個人電腦、「ThinkPad」筆記本個人電腦和外設產品，其清單載於 IBM 披露函件
「物業估值報告」	指	載於在本通函附件六，由威格斯資產評估顧問有限公司編製的物業估值報告
「房地產安排」	指	本公司與 IBM 由首次交割起將訂立的房地產安排，具體細節見本通函內的董事會函件中「附屬協議」一節「房地產安排」分節
「餘下資產」	指	根據資產購買協議的條款與條件，在首次交割時依照多次交割安排不會轉讓予本公司的位於某些國家的收購資產，多次交割安排見本通函內的董事會函件中「資產購買協議」一節「多次交割安排」分節
「SFAD 服務」	指	客戶融資服務、分銷渠道融資服務和過剩產品處置服務
「SFAD 服務附件」	指	在策略性融資和資產處置服務協議的附件中列出的 SFAD 服務，具體細節見本通函內董事會函件中「策略性融資和資產處置服務協議」一節
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	股份的持有人
「股份」	指	本公司股本中每股面值0.025港元的普通股份，為避免引起疑問，謹此聲明「股份」一詞並不包括無投票權股份

「聯交所」	指	指香港聯合交易所有限公司
「策略性融資和資產處置服務協議」	指	指本公司與IBM於二零零四年十二月七日訂立的策略性融資和資產處置服務協議，具體細節見本通函內的董事會函件中「附屬協議」一節「策略性融資和資產處置服務協議」分節
「隨後交割」	指	指於首次交割後進行的資產收購交割，該等交割是資產購買協議下的多次交割安排的一部分，資產購買協議的具體詳情在本通函內的董事會函件中「資產購買協議」一節下「多次交割安排」分節列出
「附屬公司」	指	具有上市規則內列明的含義
「商標轉讓協議」	指	IBM及IBM一家附屬公司於二零零四年十二月七日訂立的商標轉讓協議，具體細節見本通函內的董事會函件中「附屬協議」一節「知識產權協議」分節
「商標許可協議」	指	本公司、IBM及IBM一家附屬公司於二零零四年十二月七日訂立的商標許可協議，具體細節見本通函內的董事會函件中「附屬協議」一節「知識產權協議」分節
「過渡服務」	指	在過渡服務協議服務説明附件中列出或預期的過渡服務
「過渡服務協議」	指	本公司與IBM於二零零四年十二月七日訂立的過渡服務協議，具體細節見本通函內的董事會函件中「附屬協議」一節「過渡服務協議」分節
「過渡服務協議服務説明附件」	指	列出過渡服務的過渡服務協議附件
「美國」	指	美利堅合眾國
「美國公認會計準則」	指	美國一般公認會計準則
「美元」	指	美國的法定貨幣
「表決協定」	指	大股東與IBM於二零零四年十二月七日訂立的表決協定

本通函內，港元與美元之間按7.8港元兑1美元滙率兑換，這並不代表任何港元金額，可以實際上按該滙率或任何其他滙率兑換為美元。

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

執行董事：	註冊辦事處：
柳傳志先生	香港
楊元慶先生	鰂魚涌
馬雪征女士	英皇道979號
	太古坊
非執行董事：	林肯大廈23樓
曾茂朝先生	
獨立非執行董事：	
黃偉明先生	
吳家瑋教授	
丁利生先生	

有關IBM個人電腦業務的
非常重大收購
及
持續關連交易

敬啟者：

緒言

本通函與就訂立資產購買協議及持續關連交易所作的該公告及本公司其後分別於二零零四年十二月十日及二十八日刊發的公告相關。

根據資產購買協議，本公司同意從IBM收購與該業務相關的若干資產和承擔與該業務相關的若干責任。本公司將支付之代價為12.5億美元（約97.5億港元）（可作出某些調整），（詳情載於下文「資產購買協議」一節之「代價」分節內）。本公司將須向IBM支付現金價值6.5億美元（約50.7億港元）（可作出調整）及以發行價，以入賬列為繳足方式向IBM發行不多於821,234,569股新股份和不多於921,636,459股新無投票權股份。

在悉數發行上述新股份和無投票權股份後，IBM在首次交割後將立即持有本公司的經擴大後已發行股本（僅包含股份）不多於約9.9%（僅包含股份）及經擴大後已發行股本（包含股

份和無投票權股份）總數不多於約18.9%（包含股份和無投票權股份）。本公司的控制權不會因此出現任何變化。儘管如此，聯交所已視 IBM 於首次交割時成為上市規則所指的關連人士。

本公司及 IBM 在先決條件能滿足的前提下，履行資產購買協議的義務。

本公司與 IBM 訂立公司協議，內容與 IBM 持有本公司股份有關，將由首次交割起生效。

根據資產購買協議，本公司與 IBM 已簽訂多項附屬協議。根據該等協議，IBM 將向聯想集團提供範圍廣泛的過渡服務，以協助聯想集團在首次交割後從事該業務。附屬協議將由首次交割起生效。由於聯交所已視 IBM 於首次交割時為上市規則所指的關連人士，所以附屬協議所涉及的交易，其後構成上市規則所指本公司的持續關連交易。獨立董事委員會已成立，成員包括獨立非執行董事黃偉明先生、吳家瑋教授及丁利生先生為獨立非執行董事，就有關持續關連交易向獨立股東提供意見。嘉誠亞洲已獲聘為獨立財務顧問，向獨立董事委員會及獨立股東提供意見，其函件載於本通函第62至第101頁。

根據美國公認會計準則，在截至二零零三年十二月三十一日止的最近期財政年度，該業務錄得95.66億美元的收入，這金額約相等於聯想集團截至二零零四年三月三十一日止的財政年度的收入，即231.76億港元（約29.71億美元）的322%。因此，資產收購構成上市規則第14.08條項下的非常重大收購，並須經獨立股東於股東特別大會上批准。

本通函的主要目的為：

(a) 向　閣下提供與資產購買協議、公司協議、附屬協議及持續關連交易相關的進一步資料；

(b) 列載嘉誠亞洲致獨立董事委員會和獨立股東意見函和獨立董事委員會聽取嘉誠亞洲意見後對持續關連交易的推薦意見；及

(c) 向　閣下發出股東特別大會通告，以考慮並酌情批准資產收購和持續關連交易等事項。

就董事經作出一切合理查詢後所知悉、知曉和相信，IBM及其控股公司乃獨立於本公司和本公司的任何關連人士的第三方。

董事認為並確認，大股東於本通函中所述各項交易中，並沒有與其他股東有所不同的權益。

資產購買協議

日期

二零零四年十二月七日

訂約方

IBM 作為賣方以及本公司作為買方

本公司將收購的資產和將承擔的責任

收購資產包括下列各項，具體詳情載於資產購買協議：

(a) 該業務與 IBM 的其他業務共用若干的有形資產以資產購買協議內所規定者為限、主要由該業務所包括的僱員工作過程中使用或持有備用的個人設備、以及目前或於適用交割時間將會在該業務獨家使用或持有備用的所有電腦硬件、機械、工具、設備、固定裝置、車輛、備件和其他有形個人財產；

(b) 該業務使用或持有備用的所有該等產品的存貨和在製品；

(c) 有權就該業務交付的貨品或提供的服務收取付款的所有應收賬款；但不包括向IGF售出的任何應收賬款；

(d) 收購知識產權；

(e) 若干房地產租約、若干客戶合同、以及僅與該業務有關的其他協議、租約、購貨訂單或其他承諾；

(f) 與該業務相關或由該業務產生的商譽；

(g) 專為進行該業務而採用或持有備用的賬目與記錄，以及並非該業務專用但為經營該業務所必需的記錄的副本；

(h) 所有僅為進行該業務而使用的許可證；及

(i) 由首次交割起和於首次交割後，IBM 或其聯繫公司與該業務已出售和付運的該等產品的質保、增效質保和維修責任相關的全部權利。

有關中國業務單位，IBM 建議該單位進行股權重組和業務重組。按目前計劃，IBM 將於該等重組完成後，將其於中國業務單位的權益轉讓予本公司。這項轉讓的代價已反映於本公司根據資產購買協議應支付的代價內。

收購資產所排除的項目包括下列各項，具體細節載於資產購買協議：

(i) 該業務於適用交割時所持有的現金和現金等價物，但資產購買協議規定轉讓給本公司的僱員福利計劃的資產和該業務資產所有銷售和保險收益除外；

(ii) IBM或其聯繫公司應付的公司間應收賬款；

(iii) 除根據商標許可協議授予的權利外，採用「IBM」名稱或標識或其任何衍生名稱或標識的權利或採用「Think」的權利；

(iv) 有關或源於融資服務、維修和質保服務、任何其他全球服務、處置服務或零售店解決方案、在該業務中使用或持有備用的資產；

(v) 對於首次交割前應課税期間或部分、或屬 IBM 須負責的轉讓税的退税、對銷、扣減和其他應計税務項目或抵免的全部權利，以及對於有關或源於首次交割前的關税登入項目的關税與費用退款的全部權利，惟在兩種情況下均須符合資產購買協議；

(vi) 除該等產品外的所有產品以及有關設計、開發、製造、市場推廣或銷售除該產品外所有產品的所有資產；

(vii) 有關 IBM 進行的研發工作的所有資產，包括其研究部門，但用於與該業務有關的研發項目的有形財產除外；及

(viii) 有關韓國合營公司的資產，包括 IBM 於韓國合營公司的股權和韓國合營公司的所有資產。

本公司將承擔若干責任，包括下列於適用交割時的承擔責任，具體細節載於資產購買協議：

(a) 源於由適用交割時起及其後進行或經營該業務和擁有收購資產的所有責任，包括環保責任；

(b) 已轉讓予本公司的合同所包含的責任；

(c) 承擔應付賬款就該業務所收到的貨品和服務付款的責任及和僅屬 IBM 與其附屬公司(即 IBM 根據重組而成立的附屬公司,此等附屬公司將持有將於首次交割時轉讓予本公司的收購資產和承擔責任)之間的所有應付賬款;及

(d) 因該業務由首次交割時起及於首次交割之後出售和運輸的任何該等產品,在設計、製造、質量、合規或備用狀態方面存在任何缺陷而產生的一切責任。

排除在承擔責任之外的責任,包括下列各項,具體細節載於資產購買協議:

(i) 有關或源於除外資產的責任;

(ii) 有關或源於該業務於首次交割之前已出售或付運的該等產品的所有質保、增效質保和維修責任;

(iii) 有關或源於該業務於首次交割之前已出售和運輸的任何該等產品,在設計、製造、質量、合規或備用狀態方面存在任何缺陷而產生的一切責任;

(iv) 已轉讓予本公司的合同所包含的、有關或源於在適用交割前進行或經營該業務或擁有收購資產的一切責任,包括實際上有關或源於任何違約、拖欠或不履約或任何濫收付款或付款不足的一切責任;

(v) 有關首次交割之前環保狀況存在的一切責任,以資產購買協議所載為限;

(vi) 有關或源於在適用交割前進行或經營該業務或擁有收購資產的行為,本公司無須承擔的一切責任;及

(vii) 結欠 IBM 或其聯繫公司的所有公司間償債責任。

於二零零四年六月三十日,資產購買協議所載按美國公認會計準則編製的收購資產和承擔責任未經審核備考賬面淨值約為負6.8億美元(包括收購資產9.35億美元和承擔責任16.15億美元)。根據美國公認會計準則編製的收購資產和承擔責任的美國公認會計準則未經審核備考賬面淨值,乃根據經審核美國公認會計準則合併財務報表所載該業務於二零零四年六月三十日賬面淨值9.75億美元(總資產15.34億美元與總負債25.09億美元合計)而計算,並已根據資產購買協議就本集團不會收購或承擔的若干資產和責任作出調整,猶如資產購買協議已於二零零四年六月三十日完成。

本通函附錄四披露該業務於二零零四年六月三十日經審核總資產及總負債賬面淨值與於二零零四年六月三十日根據美國公認會計準則編製的收購資產和承擔責任的美國公認會計準則未經審核備考賬面淨值的對賬表。收購資產和承擔責任的負賬面淨值,反映該業務通過 IGF 有效利用渠道融資和租賃安排,截至二零零三年十二月三十一日止三個財政年度和截至二零

零四年六月三十日止六個月，均在營運資金虧絀的情況下經營。該業務的收入，對比應付賬款平均周轉期，大部份已能實現快速現金回籠。

該業務截至二零零四年六月三十日止六個月和截至二零零三年和二零零二年十二月三十一日止兩年度各年按美國公認會計準則編製的收入淨額及和業績，經由本通函附錄一自該業務的經審核財務報表摘錄載於如下：

	截至六月三十日止六個月	截至十二月三十一日止財政年度	
	二零零四年	二零零三年	二零零二年
	百萬美元	百萬美元	百萬美元
收入淨額	5,217	9,566	9,237
除税及少數股東權益前虧損	44	117	68
所得税撥備	74	115	86
少數股東權益	21	26	17
虧損淨額	139	258	171

除上文所披露該業務的財務資料外，為作説明，該業務截至二零零四年六月三十日止六個月及截至二零零三年十二月三十一日止年度根據美國公認會計準則編製的未經審核備考淨收入和業績，經由本通函附錄四經擴大集團未經審核財務資料摘錄，列載如下。由於財務資料僅供説明，並且基於其性質，未必如實反映該業務任何未來財政期間的收入淨額和業績。

	經備考調整後及根據美國公認會計準則		經備考調整後及根據香港公認會計準則	
	截至二零零四年六月三十日止六個月	截至二零零三年十二月三十一日止財政年度	截至二零零四年六月三十日止六個月	截至二零零三年十二月三十一日止財政年度
	百萬美元（未經審核）	百萬美元（未經審核）	百萬美元（未經審核）	百萬美元（未經審核）
收入淨額	5,217	9,566	5,217	9,566
除税及少數股東權益前虧損	34	95	31	92
所得税撥備	74	115	74	115
少數股東權益	21	26	21	26
虧損淨額	129	236	126	233

由於早前生產和出售的一部分個人電腦產品，安裝了有問題的元器件，影響截至二零零三年十二月三十一日止財政年度和截至二零零四年六月三十日止六個月，出現較不尋常的偏高質保開支，對該業務近期的財務表現造成負面影響。截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度各年和截至二零零三年及二零零四年六月三十日止各六個月，計算在該業務銷售成本內的質保費用分別約為4.52億美元、4.3億美元、5.86億美元、2.26億美元、3.65億美元。該業務按以往受質保之合資格產品之質保索償經驗估計質保費用。截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度各年和截至二零零三年及二零零四年六月三十日止各六個月，質保費用佔該業務收入淨額的百分比，分別約為4.5%、4.7%、6.1%、5.3%、7.0%。該業務已停止生產裝有先前已發現問題的有問題元器件的系統。根據資產購買協議，IBM 將承擔今後有關在若干個人電腦產品中發現的此類元器件問題的一切質保開支，而本公司無須承擔有關或源於該業務於首次交割前出售和付運的該等產品的任何質保、增效質保和維修責任。此外，IBM 已同意，若確實需要超過指定目標水平的質保服務，而此等產品的設計和元器件於首次交割前經 IBM 或其附屬公司通過合格，並且未經本公司修改，IBM 將就本公司或其附屬公司於首次交割後首兩年內付運的台式電腦和筆記本電腦履行標準的質保責任所產生的費用，向本公司補償，最多以1億美元為限。

該業務於截至二零零三年十二月三十一日止兩個財政年度，並無錄得任何非經常性收益或虧損的記錄。

代價

資產購買協議按公平基準根據正常商業條款而議訂。本公司根據資產購買協議應支付的代價是12.5億美元(約97.5億港元)(惟受制於下列兩段所述若干調整)；本公司將於首次交割時，其中6.5億美元代價會以現金向 IBM 支付，餘下代價6億美元，本公司將按發行價向 IBM 配發和發行入賬列為繳足、不附任何償債負擔的代價股份支付，代價股份包括最多821,234,569股新股以及最多921,636,459股新的無投票權股份。就公司協議內的禁售規定而言，代價股份可分為1,307,153,271股基本代價股份以及最多435,717,757股超額股份。組成基本代價股份及超額股份的股份與無投票權股份數目將於首次交割後釐訂。禁售規定的具體詳情載於下文「公司協議」一段。超額股份即 IBM 已同意收取作為資產收購部分代價的額外代價股份。然而，本公司可能就每股超額股份向 IBM 支付現金2.675港元，而不會於首次交割時發行全數額外股份。

根據資產購買協議的條款，代價調整金額相當於實際淨營運資金減目標淨營運資金。目前不可能推斷「目標淨營運資金」。目標淨營運資金將按該業務之(a)應收賬款、存貨及應付賬款，及(b)收入兩者關係之以往模式釐訂。當此等金額一旦釐訂時，本公司將就有關「目標淨

營運資金」及代價之調整金額另行作出公告。預期此等金額將於首次交割日期後約150天左右釐訂。

若調整金額少於零，並低於負0.25億美元，則 IBM 將以可即時提取的滙款方式，向本公司支付調整金額減去0.15億美元。若金額大於零，並超過0.25億美元，則本公司將以可即時提取的滙款方式，向 IBM 支付調整金額減去0.15億美元的資金。

代價是根據多項因素而釐訂的，包括該業務對經擴大集團的往績收入貢獻、收購資產的範圍和質量、增長前景、盈利潛力、與本公司產生協同效益的潛力、承擔責任的範圍與性質、某些已訂立的商業協議的條款、以及其他相關的基準。董事會認為，資產購買協議和附屬協議的條款，對本公司和股東整體而言屬公平合理。本公司將向聯交所提出申請，批准將於首次交割時發行予 IBM 以及將於無投票權股份轉換時發行的股份上市和買賣。

發行價為2.675港元，即股份在公告日期前最後一個交易日的收市價，該價格較：

(a) 股份於公告日期前股份暫停買賣前的最後5個完整交易日在聯交所的平均收市價2.68港元折讓約0.19%；

(b) 股份於公告日期前股份暫停買賣前的最後10個完整交易日在聯交所的平均收市價2.6475港元溢價約1.04%；

(c) 股份於公告日期前股份暫停買賣前的最後30個完整交易日在聯交所的平均收市價2.7475港元折讓約2.64%；

(d) 聯想集團於二零零四年九月三十日的最近期未經審核綜合有形資產淨值約每股0.58港元溢價約361%；及

(e) 於最後實際可行日期股份於聯交所收市價2.475港元溢價約8.1%。

代價股份將佔：(a)本公司於緊接首次交割前僅包括股份的已發行股本總數約23.3%；及(b)於首次交割時本公司包括股份和無投票權股份在內的已發行股本總數約18.9%。

過渡貸款

資產收購資金將由內部資源（約1.5億美元）和第三方借貸提供。本公司已獲得 Goldman Sachs Credit Partners L.P. 承諾提供最多達5億美元貸款的過渡融資承諾函。過渡貸款在動用時將為有抵押及按美國基本年利率加2%左右計息，並將需於兩年內償還。

然而，本公司正與其他金融機構磋商，嘗試在首次交割時可獲長久融資，則屆時將利用此等融資貸款，而不會提取過渡貸款。本公司計劃與該等金融機構訂立五年期貸款協議，預期年利率將高於 LIBOR 或每年掉期利率約1%至1.2%。

交割的先決條件

交割須待某些先決條件獲得履行，方可落實。

本公司和 IBM 各自對於進行首次交割的責任，須待下列先決條件獲得履行或豁免，方會落實：

(a) 獨立股東在股東特別大會上批准資產收購和持續關連交易；

(b) 上市委員會批准將於首次交割時發行給 IBM 的股份及將於無投票權股份轉換時發行的股份上市和買賣；

(c) 資產購買協議所擬進行的交易，已獲美國外國投資委員會 (Committee on Foreign Investment) 批核、HSR 法和日本反壟斷法規定的等候期已屆滿或終止、以及已取得所有重大的相關政府部門同意書和批文；及

(d) 沒有任何禁止在首次交割國家完成業務轉讓或使業務轉讓成為不合法的法例、規則、規定、法令、頒令或禁制令正在生效中，也沒有任何政府部門提出及待決的訴訟，按合理預期極可能禁止首次交割完成或使之成為違法行為。

本公司進行首次交割的責任，還須待下列先決條件獲得履行或豁免，方會落實：

(i) IBM 所作出的每一項重大或與該業務是否會受到重大不利影響相關的陳述與保證，在所有重大方面都是真實正確的，而所有其他陳述與保證，在所有重大方面也是真實正確的；

(ii) IBM 已按資產購買協議和僱員事項協議的要求，於首次交割時和首次交割之前，履行和遵行所規定的各協議、契約和責任的所有重大方面；

(iii) 沒有發生曾經或可合理地預期將會對該業務造成重大不利影響的任何變化、事件、環境或後果；

(iv) 在首次交割國家經營該業務所需的該業務所包括的所有重要許可證皆已取得；及

(v) IBM 已向本公司交付一份高級人員證明文件，確認上文(i)和(ii)段所列載的先決條件已經實現。

IBM 在首次交割的責任，還須待下列先決條件獲得履行或豁免，方會落實：

(1) 本公司所作出的每一項重大或與本集團是否會受到重大不利影響相關的陳述與保證，在所有重大方面都是真實正確的，而所有其他陳述與保證，在所有重大方面也是真實正確的；

(2) 本公司已按資產購買協議和僱員事項協議的要求，於首次交割時和首次交割之前，履行和遵行所規定的各協議、契約和責任的所有重大方面；

(3) 沒有發生曾經或可合理地預期將會對本集團造成重大不利影響的任何變化、事件、環境或後果；及

(4) 本公司已向 IBM 交付一份高級人員證明文件，確認上文(1)和(2)段所列載的先決條件已經實現。

多次交割安排

首次交割將於：(i)所有先決條件獲得履行或豁免後最少五個營業日和(ii)該等先決條件獲得履行或豁免月份的最後一個曆日後（或本公司與 IBM 可能會共同議定的其他時間）首個營業日進行。若首次交割未能於簽署資產購買協議後一周年當日或之前進行，任何一方皆可終止資產購買協議。

對於因未能向相關政府部門取得必要的授權書、同意書或批文而沒有於首次交割時轉讓給本公司的餘下資產，在適用法律之規定限制下，IBM 須根據本公司的指示，純為本公司的利益而繼續經營該部分的該業務和管理餘下資產，直到向相關政府部門取得必要的授權書、同意書或批文為止。由首次交割至適用交割，IBM 和本公司同意作出適當調整或安排，由 IBM 轉讓就本公司將收購該等餘下資產產生任何純利或淨虧損。該項調整將利用以往盈虧數據進行。IBM 無權在該調整過程中，直接或間接影響釐訂該等餘下資產所在國家之產品分銷之銷售定價。

本公司與 IBM 將按雙方協議的一次或多次隨後交割，不時進行餘下資產的轉讓，惟須符合以下條件：

(a) 沒有任何禁止完成餘下資產的轉讓或使之成為不合法的法例、規則、規定、法令、頒令或禁制令仍正在生效中，也沒有任何政府部門提出任何法律程序，按合理的預期可能會禁止完成適用交割或使之成為違法行為；

(b) 已取得隨後交割所需的所有重大的相關政府部門同意書和批文；及

(c) 適用交割相關業務單位經營該業務所需的所有對該業務重要的許可證皆已取得。

資產購買協議進一步規定，若上述安排受到法律禁止或並不切實可行，訂約雙方同意真誠磋商，將代價分配至於首次交割轉讓的資產，而餘下代價將於特定業務單位的餘下資產轉讓時支付。本公司稅務顧問已確認，本公司及 IBM 之稅務小組未能落實於隨後交割時如何將有關資產轉讓之詳情，而所用金額、貨幣及結算方法將可能受該項目之未來商討所影響。有關商討將於適用交割前完成。倘有關金額、貨幣及結算方法對本公司將向 IBM 支付之代價或經擴大集團之財政狀況有重大影響，本公司將作出公告。

不競爭承諾

由首次交割至首次交割的第五周年，IBM 同意並向本公司承諾，除某些受限制的情況外，IBM 將不會並將促使其現有和今後的附屬公司不會直接或間接在世界任何地區從事：(A)個人電腦製造；(B)個人電腦銷售；或(C)向任何第三方授出在個人電腦使用 IBM 標識(不論作為基本產品名稱或共用產品名稱)的特許權、分授特許權或其他授權，惟於首次交割第三周年之時及之後，「個人電腦」一詞不包括「瘦客戶機 (thin clients)」。

商譽保證金

二零零四年十二月八日，本公司向 IBM 支付商譽保證金。商譽保證金將按年息率2.56%，由 IBM 收訖日起計算利息。於首次交割時，商譽保證金將連同應計利息，計入現金代價的付款內。

如某些議定的中國政府部門採取任何行動，明令禁止完成資產購買協議所擬進行的交易，或實施將使資產購買協議所擬進行交易成為不合法的任何法律，則 IBM 將保留商譽保證金。若交割因任何其他理由沒有進行，IBM 須將商譽保證金連同應計利息，退還給本公司。

公司協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

承諾

IBM 承諾，除公司協議容許轉讓者外，未得董事會事先書面同意之前，不會在首次交割起六個月內轉讓任何超額股份，或在首次交割起三年內轉讓基本代價股份。IBM 可轉讓的基本代價股份百分比，為下列兩者中較大者：

(a) 將大股東在股東特別大會至有關轉讓日期期間出售的股份數目，除以大股東於股東特別大會日期持有股份總數所得百分比；及

(b) 下列於相關時間的適用基本代價股份百分比或份數：

期間	百分比／份數
至首次交割一周年	0%
由首次交割一周年翌日起	三分一 (⅓)
由首次交割兩周年翌日起	三分二 (⅔)
首次交割三周年後	100%

IBM 若將代價股份轉讓給其任何聯繫公司，或 IBM 必須轉讓若干數目的代價股份以符合資格採用美國公認會計準則的成本會計法計算其持有的代價股份，則無須遵守此等轉讓限制。超額股份代表 IBM 同意就資產收購接納作為代價部分的額外股份。然而，本公司可向 IBM 支付現金以代替於首次交割時發行全部超額股份。

IBM 向本公司承諾，不會購入任何額外股份，以導致公眾持股量根據上市規則下降至已發行股份總數25%（或根據上市規則本公司維持最低公眾持股量所需的百分比）。

在 IBM 出售所有超額股份之前，除為償還 Goldman Sachs Credit Partners L.P. 所安排的過渡貸款外，本公司將不可發行任何新股。本公司同意作出合理最大努力，安排將超額股份售予一位或多位第三方，每股超額股份價格不低於：(i)每股股份通行市價；及(ii)發行價兩者中的較高者(「**發售價**」)。在遵守適用法律及法規的前提下，只要 Goldman Sachs Credit Partners L.P. 安排的過渡貸款之任何金額已經悉數償還，本公司可提出按發售價購回任何超額股份，或給予 IBM 機會按發售價格將任何超額股份出售予第三方。本公司按發售價購回、或向 IBM 提呈機會按發售價售予第三方的任何超額股份，若 IBM 不接納此等提呈，就 IBM 拒絕出售的數目而言，本公司發行新股的限制可予解除，本公司可發行股份，數目不超過本公司曾向 IBM 提出購回或本公司曾給予 IBM 機會出售的超額股份數目，價格不超過發售價。在此情況下，IBM 將視為已出售與本公司已發行新股同等數目的超額股份。當全部超額股份已售或視為已售，本公司發行新股之限制將停止適用。

為使 IBM 能夠維持本公司持股量之百分比，在適用法律及法規之規限下，IBM 對本公司隨後發行之任何新股有優先認購權。IBM 將有權按本公司發行該等股份予第三方的以同等條款與條件，認購該等額外股份數目，以致完成此等新發行後，IBM 在本公司的持股百分比水平與緊接此等發行前維持不變。若 IBM 認購任何新股份後，導致股份的公眾持有量低於上市規則規定的最低公眾持股量，則 IBM 不得認購。如 IBM 選擇認購額外股份，IBM 將按緊接上述發行前其股份及無投票權股份持股量相同的比例認購股份及無投票權股份。或者，當本公司發行新股時，IBM 可尾隨參與此等新發行，要求本公司按比例將若干數目的代價股份，按相同價格和本公司發行任何新股的相同條款，售予同一承讓人。

在商標許可協議根據協議內條款終止日期和 IBM 不再持有本公司已發行股本5%或以上的日期(以較後者為準)之前，IBM 可指派一位觀察員出席董事會和任何董事會委員會的所有會議。該觀察員並非董事，因此將無權投票，也不得在此等會議行使屬於董事的任何其他權利。委派董事會觀察員的目的是確保 IBM 與本公司的戰略性夥伴關係得到協調。IBM 不會委派任何董事。

公司協議規定董事會觀察員將從董事會獲得保密文件，並遵守適用於董事之本公司內部指引、內幕交易規則，包括證券及期貨條例及上市規則內上市發行人董事證券交易之標準守則。當有機會出現利益衝突時，董事會可不向董事會觀察員提供有關資料。倘董事會觀察員違反保密，本公司可向 IBM 提出訴訟，包括尋求特別履定法令，防止董事會觀察員在未獲授權情況下披露任何保密資料。既有公司協議規定內之保密保障，董事會相信 IBM 之董事會觀察員之參予對本公司有利，因董事會觀察員將為本公司帶來其於全球信息科技業的寶貴專長及管理經驗。

無投票權股份附有的權利及限制

股份等級

除投票權外，無投票權股份在各方面均與股份享有同等權益。

投票權

無投票權股份在本公司全部股東大會上將無任何投票權。

可轉讓性

無投票權股份受公司協議所載之凍結規定所規限下。無投票權股份在凍結期屆滿時可予轉讓。除以其他方式披露者外，轉讓無投票權股份並無限制。

在遵守凍結限制的前提下，倘 IBM 有意向其聯繫公司以外之公司，轉讓其無投票權股份，此等轉讓必須遵守一項條件，即承讓人須於緊隨轉讓後，將其無投票權股份兌換為股份。

換股

無投票權股份持有人以書面通知本公司後，可將其無投票權股份按一換一基準兌換為股份，惟可根據任何股份合併或拆細而作出調整。無投票權股份並無已界定之兌換期。

倘無投票權股份持有人於緊隨換股後即成為本公司主要股東(定義見上市規則)，則不得兌換無投票權股份。

倘該項兌換根據上市規則將削減計算為公眾人士持股量低於已發行股份25%(或根據上市規則，本公司須維持最低公眾持股量之該等其他百分比)，IBM 不得兌換任何無投票權股份。本公司將會於任何無投票股份轉換為股份時，確保遵守上市規則第13.32條的最低公眾持股量要求。

若 IBM 或無投票權股份持有人行使其轉換無投票權股份的權利，本公司將另行發出公告。

上市

無投票權股份將不會上市。

其他

至於全體股東(包括股份持有人及無投票權股份持有人)有權按其持股比例(憑藉其作為本公司股東的身份)參與或受惠的任何本公司額外股份之紅利發行、資本化、權利或類似發

行，不論該等股東是否需要為此支付代價，根據有關發行而將會向該等無投票權股份持有人發行之任何額外證券，均為無投票權股份。

年期

除公司協議另有規定外，公司協議將在所有代價股份根據公司協議的凍結限制已經屆滿，或 IBM 及其聯繫公司持有本公司已發行股本少於3%之時（以較後者為準）。

首次交割前後的公司結構

本公司於最後實際可行日期及緊接首次交割之後的公司結構如下：

於最後實際可行日期



聯想控股
有限公司
公眾／
其他人士
IBM
57%
43%
該業務
本公司

緊接首次交割後



聯想控股
有限公司
公眾／
其他人士
IBM
46.2%△
34.9%△
18.9%△*
本公司

△　僅代表佔已發行股本總數（包括股份及無投票權股份）百分比，並假設已全數發行代價股份

*　在這18.9%中，8.9%是有投票權股份，10.0%是無投票權股份

本公司緊隨首次交割後(假設已全數發行代價股份)的持股情況將會如下：

股東	持股百分比	持有無投票權股份百分比	持有已發行股本總數百分比
聯想控股有限公司	51.3%	0%	46.2%
董事及彼等之聯繫人	0.7%	0%	0.6%
公眾	38.1%	0%	34.3%
IBM	9.9%	100%	18.9%
總數	100%	100%	100%

雖然 IBM 於首次交割時僅持有9.9%股份，但聯交所仍視 IBM 在首次交割後，為上市規則所指的關連人士。

首次交割前後的職能結構

聯想集團現有職能結構簡圖

截至本通函日的聯想集團的職能結構如下：


董事會
首席執行官
信息科技產品
流動通訊產品
其他業務
總部職能

按目前計劃，首次交割後的一段過渡期內，本公司現有經營與該業務的經營，將大部分繼續分開進行，以將可能出現的相互干擾減至最低。為發揮潛在協同效益，本公司現有個人電腦業務與該業務將逐步整合，而本公司其他業務則繼續分開經營，並合併成為一個產品業務群。

長遠而言，上述兩個個人電腦業務的整合，將主要集中於最具協同效益的後端職能，包括綜合供應鏈、製造、採購、服務／支持、研發等；至於前端地區銷售職能，除中國銷售將逐步整合外，其餘將大部分維持不變。關鍵企業職能如全球財務、全球市場推廣、企業業務發展、信息科技、人力資源、法務等，也將逐步整合。

經擴大集團於首次交割後的職能結構


董事會
首席執行官
首席財務官
首席營運官
財務總監
產品業務群
手機
服務器
外設產品
數碼產品
銷售
美國
歐洲、
中東、非洲
亞太
中國
個人電腦研發
中國
美國
日本
供應鏈
服務與支持
採購
信息科技
市場推廣
企業研究
企業業務發展
企業傳訊
人力資源
法務

該業務資料

概述

該業務開發、製造和營銷個人電腦產品，包括範圍廣泛的筆記本電腦、台式電腦以及相關外設產品。該業務的目標客戶為商業客戶。

該業務總部設於美國北卡羅來納州的羅利市。該業務遍及全球並在超過160個國家內積極拓展，全球僱員超過9,500人。

二零零三年，根據該業務美國公認會計準則編製的財務資料，該業務創造收益達95.66億美元，比二零零二年上升3.6%，毛利達9.61億美元。於二零零三年十二月三十一日，該業務的總資產為14.58億美元，總負債為24.49億美元。

該等產品

該業務的筆記本電腦系列稱為「ThinkPad」，包括一系列滿足用戶在攜帶、速度、連網和電池壽命等方面需要的產品。「ThinkPad」筆記本電腦的特點在設計上堅固耐用以及配備可即時復原數據等專有軟件，以滿足商業客戶的需要。

該業務的「ThinkCentre」台式電腦的特點在於其耐用性和服務性設計上在各個不同的價格點支持最新的科技。該業務還提供電腦配件，諸如顯示屏、鍵盤、鼠標和其他電腦元器件。

該業務的歷史和發展

IBM 在一九八一年首次推出其個人電腦，隨後在一九八四年推出其首部攜帶式電腦(重30磅)。首部重12磅的「筆記本電腦」在一九八六年推出。一九九二年，IBM 以「ThinkPad」標識推出筆記本電腦的新產品系列。二零零二年，IBM 將相當部分的台式個人電腦製造外包給 Sanmina-SCI Corporation。目前，IBM 的「ThinkPad」筆記本系列為目前最暢銷的筆記本品牌，自其推出至今已售出超過2,000萬部。

銷售和市場推廣

該業務全球各地通過三個主要銷售／分銷渠道營運，包括直接／大型企業客戶；分銷商和經銷商；以及網上訂購／直銷。該業務的銷售團隊由2,500多名銷售人員組成，遍佈超過55個國家。

該業務以商業市場為業務重點，並以大型企業、政府和教育部門以及中小型客戶為目標。該業務採取直接和間接銷售／分銷渠道並用的模式。

製造

該業務通過中國業務單位合資企業製造筆記本電腦。一九九四年，該業務與一名本地夥伴成立了一家合資企業，從而於二零零零年，在中國深圳市建立一個現代化個人電腦生產設施。

二零零二年一月，該業務向全球電子製造服務供應商 Sanmina-SCI Corporation 出售了其某些位於北美洲和歐洲 Net Vista 台式個人電腦製造業務。作為銷售的一部分，Sanmina-SCI Corporation 收購了該業務位於美國北卡羅來納州的台式產品製造相關樓宇和設備，並接管該業務當時的外包管理合同，以及收購位於蘇格蘭的製造設備。與此同時，該業務與 Sanmina-SCI Corporation 簽訂了一份為期三年的外包協議，由 Sanmina-SCI Corporation 為該業務製造個人電腦。

二零零三年一月，該業務進一步向 Sanmina-SCI Corporation 出售其固定資產和存貨，以及若干移動個人電腦製造業務。

採購

該業務設有一個中央採購部，負責挑選和管理供應商，以及負責採購功能和物料管理活動，為生產和實施個人電腦產品提供支援。採購機構的主要中心設於美國北卡羅來納州羅利市、中國深圳市和上海市以及日本，其他資源則與主要的供應來源配搭在一起。

採購部的職責是有效及高效地採購物品和服務，並靈活地回應市場變化。因此，重點是與主要供應伙伴發展長期戰略性關係，確保提前取得新技術、物料供應的連續性，以及具競爭力的價格。因此，該業務經已和個人電腦元器件的業內主要供應商及 ODM 及 EMS 公司建立良好關係。

存貨管理

該業務以盡量減少存貨為前提的原則下經營業務。在外包製造方面，只會在產品離開供應商的倉庫後，產品的擁有權才隨即轉予該業務。

部分客戶及銷售渠道要求本公司接獲訂單前預先生產製成品，他們通常要求訂貨後盡快交貨，甚至要求即日付運。該業務會密切監控由此而產生的存貨，並根據最新預測每日作出調整。存貨由有關地域的營運團隊控制。

競爭

個人電腦行業競爭非常激烈。該業務目前面對的競爭主要來自戴爾和惠普，以及來自富士通、東芝、索尼和 NEC 等。競爭引致激烈的產品價格壓力，尤其是台式電腦方面。

附屬協議

根據資產購買協議，二零零四年十二月七日，本公司與IBM簽訂了下述附屬協議。根據該等協議，IBM 將向聯想集團提供範圍廣泛的服務，某些過渡事宜也將根據該等協議處理。

由於根據上市規則聯交所將視 IBM 於首次交割時成為本公司的關連人士，附屬協議所涉及的交易和安排(僱員事項協議除外)，根據上市規則第14A.14條將構成本公司的持續關連交易。

僱員事項協議下的交易在上市規則第14A.14條下並不構成本公司的持續關連交易。至於知識產權協議下擬進行的交易，雖然亦屬於本公司的持續關連交易，但因為並無任何應支付的現金代價，因此符合上市規則第14A.33(3)條的最低豁免水平。

附屬協議將於首次交割時生效，基本上以首次交割已落實為條件。

一般來説，IBM 根據附屬協議將提供的所有服務，是獨特的個性化服務，是根據資產收購的特殊背景而制訂的。從技術上來説，本公司誠然可以將這些服務的一部分，外包予IBM 以外第三方供應商；然而，本公司相信，IBM 對該業務和該等產品有專門的認識，由IBM 提供此等服務，將帶來重大裨益。

過渡服務協議

日期

二零零四年十二月七日

訂約方

本公司和 IBM

所提供的服務

IBM 和其聯繫公司將為經擴大集團提供過渡服務，包括：

(a) 若干財務與會計支持服務；

(b) 若干市場推廣和銷售支持服務；

(c) 一般採購服務，例如工程與辦公用品、樓宇與設施、以及信息科技等；

(d) 開發服務(例如產品相關資料和刊物翻譯服務、產品認證、研發支持服務以及一般工程服務)；

(e) 由新加坡支持的服務，以協助進行某些電子元器件和商品的採購和銷售；

(f) 人力資源服務；

(g) 房地產設施服務；及

(h) 信息科技服務。

各項過渡服務內容均在獨立的過渡服務協議服務説明附件載述。

年期與終止

過渡服務將會在首次交割時開始提供，年期介乎十二至三十六個月。過渡服務將於以下情況(以較早者為準)終止：(i)所有過渡服務終止當日；及(ii) 過渡服務協議服務説明附件所示終止過渡服務的最後日期。本公司可於隨時提前六十日發出書面通知，取消任何過渡服務或將過渡服務任何獨立定價部分的金額降低。

過渡服務的收費

經擴大集團於首次交割後首十二個月預期須根據過渡服務協議向 IBM 支付的費用約為2.5億美元。該金額是參照該業務按開支預算所支付的歷史成本，經公平磋商而釐訂的。

此等向擴大集團收費的金額符合和對經擴大集團而言不遜於 IBM 於首次交割前為相關服務內部收取的費用。

年度上限

董事預期，首次交割後三個年度的各年，根據過渡服務協議應付的費用總額，將分別不會超過2.85億美元、2.23億美元和1.97億美元。

上述總額乃根據該業務的歷史成本而釐定，已將根據本協議將作出的付款所引起的潛在税務後果計算在內，另加10%不確定因素溢價。

策略性融資和資產處置服務協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

所提供的服務

IBM 將向本公司提供 SFAD 服務。

年期

策略性融資和資產處置服務協議為期五年，並於有關國家各適用交割日期起生效。

費用與佣金

客戶融資服務

策略性融資和資產處置服務協議期間的首個自然年，就本公司促成的任何融資和租賃交易，本公司將向 IBM 收取按客戶發票總值計算的佣金。佣金數目經本公司與 IBM 公平磋商後釐訂。

IBM 支付給本公司的佣金，將根據有關自然年內交易的總發票總值，予以上調或下調，並參考若干預先議定的目標數量。

IBM 同意，給予經擴大集團該佣金安排和協議內的其他條款和條件，應不遜於 IBM 於資產購買協議簽訂日期前，向其內部業務單位和向任何其他外部個人電腦製造商提供的條款。

年度上限

董事預期，首次交割後五個年度的各年，IBM 根據策略性融資和資產處置服務協議下的客戶融資服務應付予本公司的費用總額，將分別不會超過800萬美元、900萬美元、900萬美元、900萬美元和900萬美元。

上述總額乃根據協定佣金計算表和未來業務量而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

分銷渠道融資服務

每當 IBM 為經銷商向本公司購買存貨提供資金，本公司須向 IBM 支付一筆相等於總發票值若干百分比的款項，該百分比經本公司與 IBM 公平磋商後參照利率、經銷商的信用風險和行政費用等而釐定。任何一方均可提出進行基準釐訂，以確定本公司向 IBM 支付的費用是否具有競爭力。

年度上限

董事預期，首次交割後五個年度的各年，本公司根據策略性融資和資產處置服務協議下的分銷渠道融資服務應付予 IBM 的費用總額，將分別不會超過0.84億美元、0.86億美元、0.87億美元、0.89億美元及0.9億美元。

上述總額乃根據未來業務量而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

本公司將就分銷渠道融資服務支付的代價，將符合和就經擴大集團而言不遜於 IBM 於首次交割前內部收取的費用。

過剩產品處置服務

若本公司要求報價單，IBM 應向本公司提供價目表，列出 IBM 購買任何退回轉銷商的使用過的個人電腦產品應向本公司支付的代價。該等價目表經本公司與 IBM 公平磋商後協定。

年度上限

董事預期，首次交割後五個年度的各年，IBM 根據策略性融資和資產處置服務協議下過剩產品處置服務應付予本公司的費用總額，將分別不會超過0.58億美元、0.60億美元、0.61億美元、0.62億美元和0.63億美元。

上述總額乃根據估計未來業務量而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

IGS 服務協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

維修與質保服務

就本公司為其產品提供的基本質保服務，本公司同意以 IBM 作為提供此等服務的優先服務供應商。此外，本公司同意以 IBM 作為其向中國境外商業客戶提供本公司質保期後和質保升級服務優先服務供應商。

緊隨首次交割後，IBM 與本公司將誠信磋商，訂立書面協議，協訂由本公司為首次交割前出售的 IBM 產品，在中國提供維修和質保服務。本公司將確保於相關時間遵守上市規則第14A.35條的規定。

代價

IBM 首年的服務費為提供予各地區大致相類似服務首三個最接近數量供應商客戶合同

的各地區「最佳」收費(包括產品與交付條款)。該等服務費用經本公司與 IBM 公平磋商後協定,並可根據該協議註明的某些基準釐訂程序予以調整。

另外,本公司已和 IBM 達成質保期後和質保升級服務及 IBM 技術開展服務的收入攤分安排。

年期

該協議由首次交割起為期五年,期滿後自動續期,每次一年,除非任何一方在當時有關預定期限屆滿前給予最少六個月的書面通知予以終止。

年度上限

若本公司委託 IBM 進行維修和質保服務及就上述收入攤分安排而言,董事預期,首次交割後五個年度的各年,根據 IGS 協議本公司應付予 IBM 的費用總額,將分別不會超過2.73億美元、3.18億美元、1.88億美元、1.91億美元和1.95億美元。

上述總額乃根據估計未來業務量、具市場競爭力的質保服務條款、協定收入攤分安排而釐定,已將根據本協議將作出的付款所引起的潛在税務後果計算在內,另加10%不確定因素溢價。

若本公司轉介客戶購買 IBM 的技術開展服務,董事預期首次交割後五個年度的各年,IBM 根據 IGS 服務協議應付給部本公司的費用總額,將分別不會超過0.15億美元、0.15億美元、0.15億美元、0.16億美元和0.16億美元。

上述總額乃根據估計未來業務量、協定收入攤分安排而釐訂,已將根據本協議將作出的付款所引起的潛在税務後果計算在內,另加10%不確定因素溢價。

市場支持協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

所提供的服務

IBM 將向本公司提供客戶團隊支持服務以協助本公司在其首次交割後，本公司客戶的銷售覆蓋面，包括提供各類 MSA 服務，各項服務均在 MSA 服務說明文件中列明。MSA 服務包括市場支持服務、信息科技服務、向 EMEA 和亞太地區提供固定資產會計和物業監控管理服務、客戶支持服務、銷售中心服務、向 EMEA 和亞太地區提供分類賬支持服務、提成與佣金、EMEA 和亞太地區的司庫服務、在 EMEA 和亞太地區提供過渡稅務服務。

年期與終止

市場支持協議的期限，由首次交割起為期五年。

就首次交割所覆蓋的業務單位，MSA 服務將於首次交割後開始提供，並將會自首次交割起計一年後終止，但客戶支持、固定資產會計與物業控制管理、分類賬支持與服務將會自首次交割起計兩年後終止、信息科技服務將會自首次交割起計三年後終止，而市場支持服務將會自首次交割起計五年後終止。由二零零七年起，本公司可按需要選擇減少 IBM 提供 MSA 服務的國家數目。

應付費用

計算該等費用的公式乃經本公司與 IBM 公平磋商而釐訂，已參照 IBM 提供相關服務的歷史開支。本公司向 IBM 支付的費用視乎該業務 MSA 服務指定已申報收入而定，但不會超過該已申報收入2.53%。除二零零六年自然年外，各自然年的目標收益，預計由各訂約方於前一個自然年六月商定。

年度上限

董事預期，首次交割後五個年度的各年，根據市場支持協議應付的費用總額，將分別不會超過2.91億美元、2.78億美元、1.94億美元、0.77億美元和0.26億美元。

上述總額乃根據協定定價結構、估計未來業務量、預測未來服務減少幅度而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

內部使用購買協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

買賣個人電腦

IBM 已同意，於內部使用購買協議的期間內，向本公司購買不少於 IBM 於每個自然年供全球內部使用所需的個人電腦數量的95%(包括供策略性外包使用、所有權由 IBM 保留的個人電腦)，惟實際數目可以減少和受到其他限制。在某些情況下，IBM 也有權向本公司購買個人電腦作轉售之用。

代價與規定賠償

本公司就售予 IBM 作為內部使用(包括上文所述 IBM 策略性外包業務)的個人電腦而將收取的代價，將為產品成本加協定邊際利潤(經本公司與 IBM 公平磋商後釐訂)。倘 IBM 未能根據內部使用購買協議履行其購買內部使用的個人電腦，該公司須向本公司支付規定的賠償金。購買以作轉售之用的個人電腦，則不涉及任何支付規定賠償金的責任。

若個人電腦為履行現行政府合同或雙方同意的其他情況下的責任而購買，以供某些 IBM 系統集成和外包業務服務使用，作為另一系統的嵌入產品，本公司為個人電腦收取的價格，將為本公司向其他購買同等數量的轉銷商所收取的價格。若個人電腦為根據 IBM 福利計劃轉售給 IBM 僱員(或在直銷中為 IBM 僱員)而購買，本公司為個人電腦收取的價格，將為本公司根據本身的有關僱員福利計劃收取本身僱員的價格。若 IBM 為質保與維修替換服務而購買個人電腦，本公司為個人電腦收取的價格，將為此等個人電腦的基本製造成本加運費。

年期

內部使用購買協議由首次交割起為期五年。

年度上限

董事預期，首次交割後五個年度的各年，根據內部使用購買協議應付的費用總額，將分別不會超過5.00億美元、5.12億美元、5.20億美元、5.30億美元和5.41億美元。

上述總額乃根據協定定價機制和估計未來業務量而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

總分銷協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

將產品分銷予最終用戶

根據本協議，在下列情況下，本公司將獲允許向 IBM 提供個人電腦和某些服務：(i)先前已和 IBM 訂立非轉讓購買協議的客戶；(ii)經 IBM 使用商業上合理的努力游說其直接向本公司購買產品後，仍堅持直接向 IBM 購買產品與服務的客戶；及(iii)位於首次交割不包括的國家。將提供的個人電腦和服務的金額，將取決於上述情況會否發生。IBM 亦可能通過一間或以上的附屬公司推銷本公司的產品。

年期

該協議由首次交割起為期兩年，或若個別協議作出在於一段期間內出售具體的數目產品與服務的具體承諾，則為該協議的年期，經訂約雙方書面同意可予續期。

代價

當不可轉讓協議訂出產品在固定期間內的指定金額時，本公司將會以該協議所訂出的價格和條款向 IBM 供應該等產品和服務。若不可轉讓協議規定 IBM 須接受客戶訂單，本公司根據協定的定價辦法提供產品。倘若訂約雙方已一致同意根據不可轉讓協議進行銷售，則 IBM 將與客戶商討，就該銷售訂出價格和其他條款，但須獲本公司同意按該價格提供產品與服務。在首次交割不包括的國家，IBM 與本公司合作繼續按 IBM 提供給該等國家客戶的價格提供產品。上述安排經本公司與 IBM 公平磋商後制訂。

本公司認為，源於總分銷協議的持續關連交易的交易價值，無須受到任何年度上限的限制，理由如下：(a)由於堅持直接向 IBM 購買產品及服務的客戶身份和數目不確定，也完全非本公司和 IBM 所能控制，故無可能釐定年度上限；(b)由於有關客戶在該等協議下並無任何合約責任向 IBM 購買定額的產品及／或服務，故亦無法確知有關購買協議可產生

的實際銷售量；(c)由於並無相關的以往模式可循，因此本公司不能預測此等客戶的身份或數量；及(d)總分銷協議的安排，旨在保障本公司不至於流失只想與 IBM 交易的客戶（而 IBM 將不會直接在安排中賺取任何利潤），因此符合本公司和全體股東的利益（包括少數股東）。

因此，本公司將向聯交所申請豁免遵守上市規則第14A.35(2)條規定，不就總分銷協議產生的交易價值設定年度上限。

知識產權協議

商標轉讓協議

日期

二零零四年十二月七日

訂約方

IBM 為轉讓方而 IBM 一家附屬公司為承讓方

商標的轉讓

IBM 已同意向 IBM 一家附屬公司轉讓在商標轉讓協議內指明該業務專屬的某些標記和域名中其所有權利、所有權和利益，連同由該等標記所象徵的業務商譽。本公司將隨後於首次交割當日或緊接該日前收購該附屬公司，而無須支付額外費用。

代價

本公司無須為商標轉讓協議支付任何代價。

轉讓生效日期

根據商標轉讓協議的轉讓事項，自首次交割起開始生效。

商標許可協議

日期

二零零四年十二月七日

訂約方

IBM 為特許方、IBM 一家附屬公司為持牌方及本公司作為持牌方義務與責任擔保人

授予特許牌照

IBM 將以繳足方式向該 IBM 附屬公司授出一項不可轉讓特許牌照，以就該業務在美國、其領土和屬土、以及 IBM 於首次交割前曾採用或有權採用該等標記的每一個其他國家，使用某些 IBM 已註冊和未註冊的商標，包括但不限於「IBM」和「IBM」標識，供市場推廣和(在限制下)廣告中確認某些產品(就「IBM」標記而言)。本公司隨後於首次交割當日或緊接該日前將收購該 IBM 附屬公司，而無須支付額外費用。

根據商標許可協議而授出的特許牌照，乃受某些 IBM 先前的商標許可合同或安排所規範。

使用權

自首次交割後的十八個月，該業務將獲准使用在首次交割時已存在的所有產品，以及其他功能與特性大致相同的繼承產品的 IBM 商標和標識。在此期間內，該業務亦將獲准在市場推廣和廣告材料方面使用 IBM 商標和標識，但僅限於出現在該等產品或該等產品的繼承品上。該業務在此期間內使用標記時，將無須添加任何限定字句。

首次交割後四十個月內，該業務將獲准在首次交割時已存在的所有產品、功能和特性大致相同的繼承產品上使用 IBM 商標和標識及該持牌方或擔保人所挑選的持牌方或擔保人商標。

首次交割後五年內，該業務將獲准在首次交割時已存在的所有產品、功能和特性大致相同的其他產品上，使用 IBM 商標和標識與及該持牌方或擔保人所挑選的持牌方或擔保人商標，惟在該等產品中，本公司可在隨著首次交割後的首四十個月後，在使用 IBM 標識和商標的產品上，並且必須附上一份經 IBM 認可的背書。

該業務在特許牌照有效的期間內，將獲准使用共用標記，並可就全新創立包含共用標記的新標記自行註冊。

年期

商標許可協議由首次交割起為期五年。

專利轉讓協議

日期

二零零四年十二月七日

訂約方

IBM 為轉讓方而 IBM 一家附屬公司為承讓方

轉讓生效日期

根據專利轉讓協議的轉讓事項，將自首次交割當日或之前開始生效。

專利的轉讓

受在首次交割前已授予他方的所有權利和資產購買協議所規範，IBM 已向 IBM 一家附屬公司轉讓和轉移 IBM 可能在全球任何地方擁有的全部專利所有權權益和專利轉讓協議指定為該業務專屬的專利中的所有權利、所有權和利益。本公司將於首次交割當日或緊接該日前收購該 IBM 附屬公司，而無須支付額外費用。

代價

本公司無須為專利轉讓協議支付任何代價。

專利交叉許可協議

日期

二零零四年十二月七日

訂約方

IBM、IBM 一家附屬公司與本公司

特許牌照生效日期

專利交叉許可協議項下的特許牌照將於首次交割時生效，並將一直維持至最後一項許可專利到期為止。

專利許可

IBM 向 IBM 一家附屬公司和本公司，而本公司和 IBM 一家附屬公司各自向 IBM 授出許可，涉及其各自的特許專利如下：

(i) 製造(包括以任何方式使用任何研究中的儀器和方法的權利)、使用、進口、提呈銷售、租賃、發出許可、出售及／或以其他方式轉讓訂約各方的特許產品；

(ii) 由另一實體製造訂約方的特許產品；和

(iii) 為其本身或第三方執行業務過程時以任何方式採用任何儀器和方法。

代價

本公司或該 IBM 附屬公司無須為專利交叉許可協議支付任何代價。

知識產權轉讓與許可協議

日期

二零零四年十二月七日

訂約方

IBM 與本公司

該業務獨有的程序和文件的轉讓

IBM 同意向本公司轉讓若干軟件程序和具體的信息和技術應用中所有知識產權的一切權利、所有權和利益，而在各情況下其須為該業務所獨有。

本公司同意向 IBM 授回由 IBM 轉讓予本公司的軟件程序和具體的信息和技術應用的許可，該許可為非獨有、全球性、永久和免專利費。

關於該業務的程序和文件的許可

IBM 同意向本公司授出某些軟件程序和具體的信息和技術應用的許可，該許可為非獨有、全球性、永久和免專利費，在任何情況下其用途須與該業務有關，並僅可作經營該業務之用。

代價

本公司無須為知識產權轉讓與許可協議支付任何代價。

轉讓生效日期

轉讓於首次交割當日或之前生效。根據本協議授出的各份許可年期，相當於各項知識產權的年期。

董事相信，本協議條款與有關知識產權許可協議的市場慣例一致。

僱員事項協議

訂約方

本公司與 IBM

僱員轉職

該業務僱員將於有關交割時轉職至本公司，可按適用司法管轄區法律規定，或由本公司向僱員提出新的聘約。一般情況下，本公司將遵守法律規定的僱用條款與條件，若法律沒有

規定，則給予最低限度與 IBM 給予者同等優厚的工資、薪酬和條款及條件，並提供總體上與 IBM 提供予此等僱員者大致相同的退休計劃和其他僱員福利計劃。

僱主責任與保留僱員

於有關交割時，本公司將單獨承擔所有責任，包括並不限於有關僱員受僱於本公司的遣散賠償問題。就遣散費而言，本公司將會承認有關僱員先前在 IBM 之工作。有關自動終止聘用或拒絕本公司根據僱員事項協議提出聘用的而自動產生的遣散費責任，歸 IBM 負責。

根據僱員事項協議，本公司與 IBM 已同意設立兩年期的短期僱員保留計劃，據此，本公司將於首次交割後兩年期內不同時間，向若干於首次交割時由 IBM 轉職本公司的僱員支付保留費，只要有關僱員在有關時期受聘於本公司便可，而 IBM 將不時向本公司發還該等款項，惟以0.47億美元為整體上限(指首次交割後的兩年期間)。此安排已經由本公司與 IBM 公平磋商後制訂。

根據此項短期計劃，除了 IBM 向本公司發還款項相關的僱員外，本公司並無責任向有關僱員支付任何款項。釐定各有關僱員將會收取的保留費金額的方程式(計入職位、年資等因素)已經預定，並列載於僱員事項協議附表內。

本公司亦計劃於首次交割一周年之前，採納適用於轉職僱員的長期僱員保留計劃。本公司須負責此等長期計劃之資金。

不招聘

在一般情況下，本公司有義務在首次交割後兩年內，不去招聘或聘用過去一年內為 IBM 僱員的任何現任或前任僱員。但通過公開廣告招聘者除外。反之，IBM 亦適用同一不招攬及不聘用本公司僱員的限制。儘管有前述規定，只要有意進行此等招聘的一方，獲得對方書面同意，則本公司和 IBM 仍可招聘或聘用該等僱員或前任僱員。

房地產安排

根據資產購買協議，本公司與 IBM 同意，該業務的房地產將由適用交割起，根據下列安排轉移給本公司，此等安排乃本公司與 IBM 公平磋商協定：

收購 IBM 持有的租賃權益

於有關國家的適用交割時，IBM 將向本公司轉讓其位於澳洲布里斯班一幢辦公室樓宇的某些層數及位於印度本地治里生產設施的全部租賃權益。本公司將在各租約餘下年期，繼承 IBM 根據這些地點各份租約的付款及履約責任，印度本地治里的租約至二零零六年八月止；澳洲布里斯班的的租約至二零零六年七月三十一日和二零零七年十月三十一日止。本公司收購中國業務單位時，亦將收購位於中國深圳、福田、上海和北京的某些廠房、倉庫、辦公室和研究設施的部分租約權益。

分租 IBM 目前租用並將保留的部分物業

於有關國家的適用交割時，IBM 將分租位於加拿大多倫多及蒙特利爾、日本籐沢和大和、澳洲悉尼和 Cumberland Forrest 和新加坡的某些物業的部分予本公司。各地點的分租部分即為該物業佔用部分，須支付的租金為將本公司按比例應佔 IBM 根據租約租用該面積成本的部分，按本公司佔總面積平方呎百分比計算。各地點的分租期將由有關國家的適用交割開始，與 IBM 的主租約同期屆滿(各項主租約年期各異，屆滿期介乎二零零六年三月三十一日與二零一四年三月三十一日之間)，唯一例外是多倫多地點，該地點的分租期將由重建或以其他方式重新裝修以符合該業務所需後開始，分租期四年半。

過渡時期佔用某些額外物業

根據各司法管轄區的許可協議，本公司將佔用全球200多個 IBM 地點一年。就位於首次交割適用的國家境內的獲授許可地點而言，許可期自首次交割日期起計算。其他地點的許可期將自該獲授許可範圍所屬國家的適用交割日期起計算。各地點的許可由本公司給予三十日通知予以終止。

某些重要地點可選擇短期許可或長期租約

蘇格蘭格里諾克

有關格里諾克，公司可在簽署資產購買協議後六十日內決定是否根據許可(a)佔用地點的範圍內部分(約102,000平方尺)，由首次交割起為期一年，租金相等於 IBM 的折舊成本，或(b)按當時市價向 IBM 租用地點三年。

日本東京

有關位於東京的 IBM 大樓，本公司可在簽署資產購買協議後六十日內決定是否根據許可(a)佔用地點的範圍內部分，由首次交割起租用一年，或(b)按當時市價向 IBM 租用樓宇範圍內部分五年。

選擇短期許可或在餘下租期繼承租約

有關 IBM 在北卡羅來納州羅利市／達勒姆租用的商業用房，本公司可在簽署資產購買協議後六十日內決定是否根據許可(a)由首次交割起租用地點的範圍內部分一年，或(b)根據許可佔用土地和租用地點的某些部分後，收購 IBM 於三幢 Raleigh Research Triangle Park Buildings 和兩幢 Silicon Drive Buildings 的租約權益(及繼承 IBM 根據有關租約的責任)，至該地點完成裝修以容納本公司僱員和該業務為止。一旦作出上述其中一種選擇，本公司與 IBM 即會訂立書面協議，並遵守上市規則第14A.35條的規定。

年度上限

董事預期，首次交割後五個年度的各年，根據房地產安排應付的費用總額，將分別不會超過0.78億美元、0.54億美元、0.30億美元、0.30億美元和0.31億美元。

上述總額乃根據估計成本而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

年期超過三年的原因

年期超過三年的協議共五份，分別是策略性融資和資產處置服務協議、IGS 服務協議、市場支持協議、內部使用購買協議和商標許可協議。該等協議年期均為五年。部分房地產安排的年期亦可能超過三年。原因闡述如下：

(a) 確保該業務的延續性和順利融合，以及經擴大集團取得成功；

(b) 表示本公司和 IBM 攜手促使經擴大集團成功的承諾；

(c) 允許本公司和 IBM 在合作中達到互利雙贏，例如本公司可無需支付任何代價而使用 IBM 品牌並獲得 IBM 作為最大的企業客戶，以及進一步受惠於 IBM 現存的全球服務能力；IBM 則可從本公司獲得有關售後服務和融資服務的保證客戶；

(d) 允許本公司管理層專注於該業務的過渡經營和增長；及

(e) 根據房地產安排，分租 IBM 目前租用並將繼續保留的物業的一部分，租期將與 IBM 的主租約同期屆滿，某些部分可能超過三年，而其中一項的年期可能至二零一四年為止。

根據上市規則第14A.35(1)條，在本通函第62至第101頁嘉誠亞洲致獨立董事委員會和獨立股東的意見函，將解釋為何上述協議需要較長年期，以及相關類別的協議訂立相關的年期是正常的商業慣例。

持續關連交易

各項持續關連交易都必須作出申報、公告和獲得獨立股東在股東特別大會上批准。

董事認為，各項持續關連交易都是及將是根據本公司與 IBM 之間的公平磋商，按照正常商業條款而訂立的。

董事亦認為，持續關連交易及其條款，包括相關的年度上限(註：有關總分銷協議的交易不設任何年度上限)，均為公平合理，符合聯想集團和獨立股東的整體利益。

本公司尋求獨立股東批准持續關連交易及持續關連交易上述各自的年度上限，乃以本公司將遵守上市規則第14A.37至14A.40條所載有關持續關連交易年度審議的規則為條件。本公司進一步承諾，若有關持續關連交易的協議或安排有任何變更或更新，本公司將遵守上市規則第14A章所載的一切適用規定。尤其是本公司將會實行內部政策，密切注視在有關的十二個月期間是否超逾年度上限(該等政策包括但不限於：(a)列出本公司內不同的有關部門在監控持續關連交易的交易值方面的責任；(b)在各有關部門委任一名對有關持續關連交易有相當理解的人士，負責監察上述交易值；(c)要求上述人士每月審閱及考慮上述交易值，並將任何超逾年度上限的可能性呈報本公司高級管理人員；及(d)採取行動以確保適時高效地作出呈報)，並且本公司將於各有關年報內載列(i)年度上限有關的任何完整十二個月期間；(ii)年度上限有關的任何少於十二個月期間(為免生疑，包括由本公司財政年度開始之時起計至年度上限期間屆滿之時為止的期間，以及由年度上限期間開始之時起計至本公司財政年度屆滿之時為止的期間)；及(iii)年報有關的本公司財政年度的持續關連交易，載列各項持續關連交易的交易價值。

倘若超逾持續關連交易的任何年度上限，本公司將發表公告並遵守上市規則第14A章的規定。

資產收購的財務影響

股東敬請注意，下列有關未經審核備考財務資料的資料，是摘錄自本通函附錄四「經擴大集團未經審核備考財務資料」，乃遵照上市規則第4.29條而編製。備考綜合財務資料以本集團截至二零零四年三月三十一日止年度和截至二零零四年九月三十日止六個月的經審核和未經審核財務報表（摘錄自本通函附錄三），以及「個人電腦部經審核美國合併財務報表」（按本通函附錄一所界定和摘錄自該附錄）為依據，並已對該業務作出調整（詳見本通函附錄四）。

編製未經審核備考財務資料，是為了提供資料，顯示資產收購對經擴大集團於二零零四年九月三十日和截至二零零四年三月三十一日止年度和截至二零零四年九月三十日止六個月的相關財務資料，所可能造成的影響。未經審核備考資料僅供說明用途，因其性質，未必能夠如實經擴大集團於任何未來財政期間或日期的業績和財政狀況。

資產收購可能對聯想集團帶來的財務影響

淨資產

本公司於二零零四年九月三十日錄得之綜合淨資產約為48.90億港元（按每股計約為0.65港元）。如本通函附錄四「經擴大集團未經審核備考財務資料」一節所示，假若資產收購在二零零四年九月三十日完成，經擴大集團的備考淨資產將約為95.70億港元（或按每股備考計約為1.04港元，包括股份及無投票權股份），增長約為95.7%。

盈利

本公司為截至二零零四年三月三十一日止年度除利息、稅項、折舊及攤銷前溢利約為11.25億港元。假若資產收購在二零零三年四月一日交割，截至二零零四年三月三十一日止年度經擴大集團備考除利息、稅項、折舊及攤銷前溢利將約為7.12億港元，如本通函附錄四所示。

截至二零零四年三月三十一日止年度的經審核股東應佔溢利約為10.53億港元。誠如本通函附錄四所示，根據目前有關業務合併和商譽處理的會計準則，經擴大集團應於截至二零零四年三月三十一日止年度錄得備考淨虧損，其中包括商譽攤銷約6.3億港元。股東應注意，由二零零五年一月一日會計期間起，有關業務合併的新會計準則將會生效，根據新準則，任何已確認的商譽，將無須再作攤銷（即根據新會計準則，不會再為商譽每年攤銷6.3億港元），而是每年進行減值測試，或如出現若干情況或環境有變，以致可能產生減值，則進行更頻密

的測試。股東亦請注意，因資產收購而產生的其他無形資產的價值，仍有待進一步確定其性質和價值。若最終釐訂因資產收購而產生的無形資產總值超出本通函附錄四備考財務資料所列價值，則此等無形資產的攤銷開支也會相應增加。

股東亦請注意，早前生產和出售的一部分個人電腦產品，安裝了有問題的元器件，影響截至二零零三年十二月三十一日財政年度和截至二零零四年六月三十日止六個月，出現較不尋常的偏高質保開支，對該業務近期的財務表現造成負面影響。IBM 已同意，若確實需要超過指定目標水平的質保服務，IBM 將就本集團就經擴大集團於首次交割後付運的台式電腦和筆記本電腦履行標準的質保責任所產生的費用，向本公司作出補償，但最多以1億美元為限。IBM 賠償責任涵蓋 IBM 於首次交割時提呈或當時已經完成設計或完全合格的個人電腦設計和元器件，因此不適用於本公司更改設計、元器件或規格後的產品。IBM 的責任也不涵蓋首次交割兩年後才付運的產品。

董事相信，上述備考盈利分析並未反映經擴大集團的盈利能力，原因是：(i)該業務截至二零零三年十二月三十一日止財政年度和截至二零零四年六月三十日止六個月，較其他年度出現不尋常的偏高質保開支，原因以如上文所述，是因為若干產品安裝了有問題的元器件，導致不尋常的維修服務要求水平；(ii)為符合新會計準則，預期有關業務合併的會計政策將會修改；及(iii)這數字並未計入因結合該業務和聯想集團的個人電腦業務而產生的任何協同效應，例如合併後的採購優勢、聯想集團的低成本生產優勢和聯想集團在中國的高效分銷網絡等。

營運資金

如本通函附錄五「營運資金」一段所指，董事認為，考慮到經擴大集團現有內部資源和可以取用的銀行融資(包括過渡貸款)，經擴大集團有充分的營運資金供本通函日期後十二個月內的當前需求之用。

借貸情況

聯想集團的營運所需資金現主要來源於內部產生的資金。於二零零四年九月三十日，聯想集團的未償付貸款約1.25億港元，資本負債比率(即總借貸佔總股東權益比率)約為2.6%。

聯想集團計劃向 IBM 以：(1)約1.5億美元現金、(2)約5億美元借貸以及(3)發行約6億美元的代價股份為資產收購支付所需合計約12.5億美元的淨代價。

如本通函附錄四「經擴大集團未經審核備考財務資料」一節所示，假若資產收購在二零零四年九月三十日完成，經擴大集團的備考總借貸將約為40.25億港元，而經擴大集團的總權益會增至約95.70億港元。根據以上備考財務資料，經擴大集團的備考資本負債比率(按總借貸和總權益計算)將約為42.1%。考慮到這次資產收購帶來的利益，董事認為經擴大集團的備考資本負債水平可以接受。

進行資產收購和持續關連交易的原因和好處

進行資產收購的原因和好處

獨特機會

本公司的業務重點是個人電腦，在中國個人電腦市場獨佔鰲頭，市場佔有率達27%，因此，本公司認為若要進一步提高競爭力，今後繼續保持增長，則必須尋求全球範圍的業務擴張。該業務在業務規模、全球覆蓋、創新能力及品牌實力等方面是全球個人電腦市場領導者之一。與該業務合併，給予本公司一個獨特機會落實其全球化策略，進一步加強在個人電腦和相關產品行業的專注，達成晉身成為全球領導先鋒的目標，並與集全球最大信息科技公司之一、全球領先的商業和科技服務公司、信息科技解決方案諮詢服務機構、信息科技研究以及信息科技融資者實力於一身的公司打造長期策略性關係。本公司與該業務結合後，將形成一家在全球個人電腦市場約佔8%份額的全球個人電腦大型公司，擁有全球銷售、推廣、分銷和客戶支持架構。本公司預期，是項交易將大大增強本公司的實力，在中國和全球企業市場和消費市場與戴爾和惠普競爭。

全球性覆蓋和品牌認知

通過本次資產收購，本公司將能夠快速地從一家業務集中在中國的公司演變成為一家國際公司。本次資產收購後，憑著該業務的現有基礎，本公司將可在短期內於約30個國家直接建立辦事機構，銷售網絡遍及160個國家，與全球企業客戶建立聯繫。全球性的據點與覆蓋面，將有助於本公司邁出中國，在國際市場銷售本公司的消費產品。因此，預期本公司在中國境外的銷售額將佔經擴大集團收入基數約72%(截至二零零四年三月三十一日止年度的相關銷售不足2%)。根據本公司及 IBM 之間的商標許可安排條款，本公司將憑藉 IBM 品牌享譽全球的國際認知，快速提升聯想本身品牌的認知度，最終確立「聯想」成為獨一無二的全球品牌。在過渡期內，本公司可以銷售帶有 IBM 標識的產品，及加上聯想標識和 IBM 背書的聯合品牌產品。本公司並將獲使用「Think」這品牌元素的權利，IBM 一向在一系列產

品和功能方面應用該品牌元素。本公司亦將獲轉讓該業務獨家使用的若干「Think」商標，包括「ThinkPad」、「ThinkCentre」、「ThinkVision」及「ThinkVantage」，並有權增設包含「Think」元素的新商標，以供本公司用作個人電腦產品的全球總品牌。

更豐富的產品組合

一直以來，本公司在中國的台式電腦及筆記本電腦的商用和消費市場上均享有首屈一指的市場領導地位，當中以台式電腦及消費產品的成績尤其卓著。經過多年的不懈努力，本公司建立了研發創新產品和應用的雄厚實力。這是本公司在中國建立領先地位的重要因素。該業務在過去十年來，已轉變至專注全球企業市場的筆記本電腦產品業務。因此，憑著雙方在不同市場上具互補性的產品系列和核心能力，應能確保本公司在台式電腦及消費產品系列可以迅速地結合 IBM 的技術、筆記本和商用產品系列，締造出全面完善、領先創新的產品組合，大大增強本公司的競爭力，在中國及全球各個客戶市場與對手競爭。由於兩者各自的目標市場很少重疊，在進行這次資產收購之後可能發生互相侵佔銷售市場的情況應非常有限。

成本控制

本次資產收購還為本公司帶來了一獨特的協同機會，利用該業務的綜合化供應鏈管理實力，實現成本節省最大化。主要節約成本的來源在於合併本公司與該業務的採購量，提高採購的規模效益，將產生採購協同效益。規模效益還體現於整合本公司與該業務的產品線，共享最佳運作方式及價格，整合供應商名單及增加共用元器件。

若善用本公司在中國的低成本基礎設施，減低該業務全球經營的整體成本，也可以帶來進一步的成本效益。例如可將該業務相關的後端運作整合遷往中國，充分利用本公司在中國的具成本效益生產能力。

科技領先地位

本公司將會收購世界最大的信息科技研究機構的一部分，包括一個技術水平極高和極富經驗的開發團隊、先進的設施和技術知識產權和技術知識。尤其是該業務的筆記本電腦研發能力和技術知識，可與本公司在中國目前的台式產品研發能力發揮互補效應，使本公司在筆記本產品和台式產品方面取得技術領先地位。該業務強大的整體產品系統設計和元器件規格和品質控制能力，也將有助於提高本公司進行跨產品線開發的有效性。該業務的「ThinkVantage Technologies」將提高本公司產品的可靠性和靈活性，並降低企業顧客的總體擁有成本。在本公司收購該業務的同時，還會收購一部分該業務擁有的多種專利，從而強化本公司的知識產權組合。本公司還會得到位於中美兩國的先進科研設施，以及位於日本的世界上最大的筆記本電腦的專門研製設施之一。

富有國際經驗的優秀管理團隊

由於該業務產品行銷近160個國家，該業務的管理層在制訂和執行全球化策略以及運營規模龐大的全球業務方面擁有豐富經驗。本公司深知該業務領導層連續性的重要性並意於聘用在商業市場擁有豐富國際經驗並在業界表現出色的管理人員。作為這次資產收購的一部分，本公司及 IBM 將會作出必要安排及建議方案，包括補償及福利等，以保留該業務的管理層，並使之成為經擴大集團管理團隊的一部分。該業務下留任的管理團隊在結合本公司現有中國管理團隊後，新組成的管理團隊將在管理規模龐大的全球業務及獲得增長迅猛的新興市場方面具有豐富經驗和雄厚實力。本公司與 IBM 矢志創造出一個成功的經擴大集團，建立長期的戰略性夥伴關係。因此，本公司相信，這支富有國際經驗的管理團隊的轉職是既可行的，也更是這次資產收購成功的關鍵。

訂立持續關連交易的原因及好處

主要附屬協議(其有關交易連同其他附屬協議的有關交易共同構成持續關連交易)的訂立原因和好處列述如下：

IGS 服務協議

本公司相信，IGS 服務協議對將會為公司和本公司的客戶帶來以下主要好處：

(1) 通過保持與 IGS 的關係，繼續提供 IBM 顧客慣常的業內最佳的質保服務，將可達到顧客流失最小化。

(2) IGS 被廣泛讚譽為售後服務的首要供應商之一，也是少數具有本公司的最主要企業顧客所要求的全球網絡的服務供應商。與其建立策略性夥伴關係，能為本公司帶來競爭優勢，有助於建立和維持本公司產品的良好形象，加強本公司在企業客戶心目中的信譽。

(3) 在 IBM 的客戶向 IGS 外包其信息科技服務或通過系統集成交易購買個人電腦產品時， IGS 建議他們向本公司購買有關的信息科技硬件。本公司與 IGS 維持策略關係將受惠於這些策略性外包交易及系統集成業務，並因而提高本公司個人電腦的銷售。

(4) 根據 IGS 服務協議，本公司還能夠分享 IGS 和其聯繫公司所憑服務所帶來的利潤。

請參閱「附屬協議」一節有關 IGS 服務協議的概要。

市場支持協議

在市場支持協議下，本公司可以在五年內得到 IBM 強大的企業銷售團隊及 IBM 的全球銷售網絡(即客戶代表隊伍)的支持，主要好處有：

(1) 確保過渡順暢及盡量減低客戶流失 — IBM 的客戶銷售代表將負責整體客戶關係，在確保清晰溝通、順暢過渡和盡量減低首次交割後收入減少方面起著關鍵作用。

(2) 維護業務勢頭 — 該業務和 IBM 的客戶銷售代表具有公認為行之有效的銷售模式。IBM 的銷售代表負責維持客戶關係和整體滿意度，而該業務的銷售代表一同探訪和開拓企業顧客。至今為止，該業務的銷售商機之中超過三份之一是由 IBM 的客戶代表發掘的。維持這個銷售模式對於保持業務勢頭向前推進十分重要。

(3) 建立客戶關係 — 本次通過安排讓本公司的銷售代表與 IBM 客戶代表一起拜訪客戶，使其逐步與大企業客戶建立本身的客戶關係，以便讓 IBM 客戶代表與客戶已建立的關係可積極順利的過渡。

(4) 使本公司能夠繼續利用 IBM 已發展穩固的全球網絡和基礎設施，包括履行銷售、信息科技和司庫等職能部門。

(5) 盡量減低本公司的新增成本 — 協議的佣金收費率是根據該業務的銷售相關歷史成本計付的。這能盡量減低本公司未來的新增成本。

(6) 採用分層式佣金結構提供激勵，以及反映本公司銷售模式在日後的變動 — 分層式佣金結構的設計，旨在激勵 IBM 的銷售團隊達到和超越營業額指標。總成本將會隨着未來業務波動、IBM 銷售團隊的銷售範圍變更和逐漸融入本公司本身的營業團隊等因素而有所變化。

請參閱「附屬協議」一節所載有關市場支持協議的概要。

內部使用購買協議

根據該協議，本公司將會是 IBM 為其內部使用或策略性外購交易而購買個人電腦時的優先甚至近乎獨家 (95%) 供應商，這項安排為期五年。在二零零三自然年，IBM 的內部購貨額，使 IBM 成為該業務的最大顧客。根據內部使用購買協議，今後向 IBM 銷售定價，將基於商業條款。該訂價將在遵守最優惠國訂價的前提下，使本公司得到與銷售予其他頂級企業客戶相仿的邊際利潤。

請參閱「附屬協議」一節有關內部使用購買協議的概要。

策略性融資及資產處置服務協議

IGF 提供的服務對於本公司的日常營運十分重要，也有利於本公司的顧客和商業夥伴，並對於本公司和其顧客將帶來以下好處：

(1) 提供顧客融資服務，讓本公司在四十多個國家的顧客可以租用本公司的產品，從而提高本公司的潛在收益。

(2) 提供分銷渠道融資服務，讓本公司有效地實施分銷渠道信貸管理，大大降低其營運資金及所需總注入資金額。

(3) 提供過剩產品處置服務，讓本公司在全球範圍內有序地管理使用過產品的處置，以避免渠道混亂，以及利用 IGF 廣泛的資產回收／轉銷能力，盡量提高剩餘價值。

由於 IGF 已經與 IBM 的客戶和經銷商建立了關係，策略性融資及資產處置服務協議將有助確保過渡順暢，大大減少業務干擾和客戶流失的機會以及僱員培訓和重新設計業務流程的需要。

IGF 作為具有全球網絡和龐大規模的行業領先者之一，在信息科技硬件行業內具備獨特地位，對行業有獨到的瞭解，相信必能為本公司提供最佳的服務。

IGF 已同意承擔與為向本公司提供服務而相關的信貸、經營和剩餘價值風險，從而大大減少本公司承擔的或有負債。

請參閱「附屬協議」一節有關策略性融資及資產處置服務協議的概要。

過渡服務協議

過渡服務協議和據其提供的服務將為本公司和本公司的顧客帶來多種益處：

(1) 由於現在該業務與 IBM 的其他業務完全整合於一體，對該業務目前在 IBM 內享有的所有資產、職能和服務等的收購，在經濟上並不可行。因此，IBM 將按過渡基礎向本公司提供服務，使本公司在首次交割後即能全面運作，從而盡量減少業務中斷和顧客流失。

(2) 公司可望在過渡期開發出自有技能或其他方案，以便在過渡期結束後取代 IBM 提供的服務。

請參閱「附屬協議」一節有關過渡服務協議的概要。

經擴大集團的管理層

預期支付給董事的酬金或董事應收的實物利益，將不會因資產收購而改變。於本通函日期，董事會包括下列成員：

執行董事

柳傳志先生

柳傳志先生，六十歲，聯想集團主席。柳先生自聯想集團成立以來一直負責聯想集團之策略制定與管理，於一九九三年十一月八日獲委任為聯想集團執行董事。柳先生於一九六六年畢業於中國西安軍事電訊工程學院之雷達通訊專業，在電腦業擁有超過三十四年經驗。柳先生的商業地址是香港鰂魚涌英皇道九七九號太古坊林肯大廈二十三樓。

楊元慶先生

楊元慶先生，四十歲，聯想集團副主席、總裁兼首席執行官。於一九九七年十二月十六日獲委任聯想集團執行董事，全面負責聯想集團業務規劃及運作。楊先生於一九八九年畢業於中國科技大學計算機科學系，取得碩士學位，楊先生在電腦業擁有超過十五年經驗。楊先生的商業地址是香港鰂魚涌英皇道九七九號太古坊林肯大廈二十三樓。

馬雪征女士

馬雪征女士，五十一歲，聯想集團高級副總裁兼財務總監。馬女士於一九九七年五月十五日獲委任聯想集團執行董事，負責聯想集團財務、資金及策略投資，以及法律與合資公司管理。馬女士於一九七六年畢業於首都師範大學，獲文學學士學位，馬女士在財務及行政管理方面擁有超過二十七年經驗。馬女士的商業地址是香港鰂魚涌英皇道九七九號太古坊林肯大廈二十三樓。

非執行董事

曾茂朝先生

曾茂朝先生，七十一歲，於一九九五年七月十七日獲委任為本公司執行董事，其後於二零零一年五月三十日改任為本公司非執行董事。曾先生於一九五七年畢業於上海交通大學電力工程系，曾任中國科學院計算技術研究所所長、教授，在電腦業擁有超過四十七年經驗。曾先生的商業地址為香港鰂魚涌英皇道九七九號太古坊林肯大廈二十三樓。

獨立非執行董事

黃偉明先生

黃偉明先生，四十七歲，於一九九九年三月三十日獲委任為本公司獨立非執行董事。黃先生為特許會計師，於投資銀行方面有廣泛知識及經驗，現任泛華集團控股有限公司執行董事及行政總裁。黃先生的商業地址是香港九龍灣宏光道一號星島大廈六樓A座。

吳家瑋教授

吳家瑋教授，六十七歲，於一九九九年八月二十三日獲委任為本公司獨立非執行董事，現任瑞安集團有限公司高級顧問，亦為香港科技大學榮休校長及榮休科大講座教授、香港特別行政區策略發展委員會委員、創新科技顧問委員會委員及中國人民政治協商會議全國委員會委員。吳教授的商業地址是香港港灣道六至八號瑞安中心三十四樓。

丁利生先生

丁利生先生，六十二歲，於二零零三年二月二十七日獲委任為本公司獨立非執行董事。丁先生於一九六五年在俄勒岡州立大學獲得電力工程學理學士學位，隨後在史丹福大學深造，並完成 Stanford Executive Program。丁先生現任 W.R. Hambrecht + Co. 董事總經理及 Microelectronics Technology Inc. 董事，曾任惠普副總裁，在該公司工作超過三十年。丁先生在資訊科技行業擁有豐富的知識及經驗。丁先生的商業地址是 539 Bryant Street, Suite 100, San Francisco, CA94107, USA。

高級管理層

本公司將於與 IBM 商討 IBM 部分高層管理人員於首次交割時或之後轉職至本公司的可能性。本公司高層管理團隊若因而有任何變動，將另行發表公告。

建議委任新首席執行官

本公司建議從首次交割生效起，本公司現任首席執行官楊元慶先生將成為董事會主席，而 IBM 現任高級副總裁 Stephen M. Ward 先生將獲委任為本公司新任首席執行官。Stephen M. Ward 先生在 IBM 任職26年，目前負責 IBM 的個人系統業務。

本公司將根據第13.51(2)條另行作出公告。

經擴大集團的業務前景

聯想集團目前在中國市場個人電腦銷售方面高踞首位，銷售對象包括消費、商用和其他主要細分市場。預期本公司和該業務的結合將造就出按收入計世界第三大而且亞太區最大的個人電腦製造和銷售商。這次資產收購落實後，經擴大集團將即時在全球所有主要企業顧客個人電腦銷售市場上佔據有強而有力的立足點，並預期有機會滲透到中國以外各個消費者市場。通過服務互補性市場，以及聯想集團和IBM目前在各自目標市場上的競爭力的增強，經擴大集團預期，本集團面對戴爾和惠普等主要競爭對手的競爭力將大為提高。

打造聯想品牌

憑著 IBM 在大多數重要全球商業市場以及聯想集團在中國的品牌實力，經擴大集團預期可在既有基礎上，在潛在顧客當中建立起比競爭對手更高的品牌知名度。隨著品牌知名度的提高，加上經擴大集團提供的全系列產品，本公司將可於交割後向廣濶的終端市場以及每一行業中的多個細分市場提供服務。

為將聯想的品牌打造成為一個具備創新優質形象的單一全球性品牌，以及減低經擴大集團的業務流失，IBM 和本公司已同意，經擴大集團可在過渡期內，在特定產品上使用 IBM 標識。根據本公司與 IBM 訂立的一份協議之條款及條件，IBM 一貫用於其系列產品的「Think」品牌（包括 ThinkPad、ThinkCentre、ThinkVision 和 ThinkVantage 等）下的若干權利，將會以許可權方式批授給經擴大集團，根據許可權，經擴大集團獲准採納含有「Think」系列共用商標的新品牌，本公司擬採納該等商標作為個人電腦產品的全球總品牌。本公司將獲轉讓該業務獨家使用的若干「Think」商標，包括「ThinkPad」、「ThinkCentre」、「ThinkVision」及「ThinkVantage」，並有權增設包含「Think」元素的新商標。由於 IBM 已為「Think」這一特定產品系列建立了顯著的品牌知名度，本公司相信，採用「Think」作為總品牌將能起到巨大的提升作用。

致力創新

該業務與本公司在技術和產品創新方面均具有鍥而不捨的進取精神。預期經擴大集團將繼續專注於產品差別化，努力保持技術優勢，為終端客戶提供種類更多、更加創新的產品。結合本公司與該業務的研發實力是完成這目標的最關鍵因素之一。經擴大集團將尋求結合和優化下列三個研發中心的研發資源：

(1) 位於羅利市的美國研發中心，將負責整體流程協調、研發計劃管理、技術藍圖制訂、規格和質量標準控制，以及全球技術支援；

(2) 位於大和的日本研發中心，將繼續作為筆記本電腦研發中心，負責研發筆記本電腦的核心技術和共用平台；

(3) 中國研發中心，將成為經擴大集團的台式電腦研發中心，同時負責筆記本電腦設計的區域定制、應用開發、外設產品開發、產品工程和測試。

未來兩年，經擴大集團將評估其產品組合，在現有最強產品基礎上，開創一個單一全球產品組合，以穩定高效的方式，繼續推動技術和產品創新。此外，通過共用平台數目的增加，經擴大集團將可整合元器件採購和供應商，在最大程度上提高採購方面的協同效益。

加強銷售力度

經擴大集團的銷售策略將根據不同細分市場而變化，目標是通過設立自身的辦事處或渠道夥伴的辦事處，在全球每一個主要的市場建立辦事機構。經擴大集團的全系列產品可以利用該業務以往使用的三個主要分銷渠道：(a)繼續與 IBM 企業銷售客戶代表合作，向大企業客戶進行直接銷售；(b)根據精心策劃的技術平台全球延伸策略，委託銷售渠道夥伴；以及(c)向需要第三方直接協助的客戶。這三種銷售方式將由網上和電話銷售和協助加以配合。IBM將繼續以其全球銷售機構和約8,260名客戶代表組成的企業銷售團隊向經擴大集團提供支持。這些客戶銷售代表既對每一客戶本身的機構性或行業性需要瞭如指掌，又具備對該業務和其商業夥伴提供的產品、技術和服務的全面的認識。在企業市場中，經擴大集團將發揮現有IBM 銷售隊伍的效用，在過渡期間繼續通過他們進行銷售，以求盡量減少對該業務造成的消極影響。經擴大集團還將同時利用 IBM 的銷售力量發掘銷售商機，並尋求為本身完成有關銷售，以便承擔該業務更多的營運責任，並不致在過渡期過後引致嚴重的業務干擾。

經擴大集團預期能繼續聯想集團和 IBM 各自在二零零三年在個人電腦市場的互補性部分中取得的年比年增長。尤其在商業市場部分中，經擴大集團將專注加強中小型企業市場份額，以及保持 IBM 在向大企業銷售方面的市場領導地位。經擴大集團將利用本公司在以往高市場份額的中國消費市場中積累的經驗，通過該業務現有的銷售、推廣和分銷網絡，向全球市場推廣新的消費類產品。

降低成本

預期經擴大集團將通過兩方面的主要措施，積極降低成本。其一是利用合併規模效益和市場領導地位，向供應商取得優惠條款，以及積極做好與 OEM 供應商和合同製造商的合作夥伴關係。

其二是充分利用中國的低成本優勢，降低全球運作成本，包括重組整合供應鏈運作和利用中國低成本製造的能力。經擴大集團的綜合供應鏈總部將設在中國，並準備以中國為基地，向全球採購製造該等產品所需的元器件、進行其綜合供應鏈和後端運作，其中包括採購、製造、向最終用戶付運個人電腦方面的全球物流、全球解決方案和供應運作的協調等職責。此外，中國也將成為亞太區的地區控制台。經擴大集團也將考慮優化地區控制台，負責協調在各自地區內的產品銷售和最後組裝，為美洲和歐洲、中東及非洲探索遷移到低成本司法管轄區的機會。

為提高製造成本效益，供銷中國市場和亞太區台式電腦的製造，將與供銷全球市場的筆記本電腦的制造同樣主要在中國進行。關於全球市場需求的台式電腦，經擴大集團將積極地尋求最大程度的降低成本，通過在中國製造骨幹計算機，安排在銷售當地進行台式電腦的最後組裝。為了盡量提高製造方面的成本效益，所有最後組裝工作都會外包給在美洲、歐洲、中東、非洲的低成本司法管轄區設廠的電子製造服務夥伴。

聯想集團資料

本公司的主要業務為投資控股。聯想集團的主要業務為在中國提供先進的信息科技產品和服務。

本公司自一九九四年起在聯交所上市，為恆生指數成份股之一，並設有美國存託憑證在美國場外交易。

IBM 資料

IBM 是一家規模最龐大的「硬件」、「軟件」及信息科技服務供應商，並率先開發及實行「電子商務」解決方案。過去十年來，IBM 在行內佔領導地位，成功引領信息科技市場的發展重心，由銷售硬件、軟件及服務轉移至開創協助客戶處理業務問題的解決方案。IBM 的普通股在紐約、芝加哥及太平洋股票交易所及其他美國和全球各地證券交易所上市。IBM 及其聯繫人並沒有持有任何本公司股份。

股東批准

根據上市規則，資產收購構成本公司的非常重大收購，必須經獨立股東在股東特別大會上批准。每一項持續關連交易均須獲得獨立股東在股東特別大會上批准。

據本公司所悉，大股東及其聯繫人於資產收購和持續關連交易中概無任何有別於其他股東的權益。因此大股東毋須放棄在股東特別大會投票。據本公司所悉，並無任何股東需在股東特別大會上放棄投票。

本公司已成立獨立董事委員會，就持續關連交易向獨立股東提供意見。嘉誠亞洲已獲委任為獨立財務顧問，就持續關連交易向獨立董事委員會和獨立股東提供意見。高盛已獲委任為財務顧問，就資產收購和持續關連交易向本公司提供意見。

股東務請注意，資產收購須待多項先決條件實現方可落實，能否完成仍屬未知之數。股東買賣本公司證券時，務請審慎行事。

股東特別大會和表決協定

股東特別大會將於二零零五年一月二十七日(星期四)上午九時三十分假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿B召開，以便考慮和酌情通過有關資產收購和持續關連交易的決議案，股東特別大會或其任何續會通告載於本通函第324至第326頁。

隨函附奉獨立股東適用於股東特別大會的代表委任表格。無論　閣下能否出席大會，務請按照隨附的代表委任表格上所印備的指示將表格填妥，盡快但無論如何最遲須於股東特別大會或其任何續會(視乎情況而定)指定舉行時間四十八小時前，交回本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何後續會議(視乎情況而定)，並於會上投票。在上述情況下，有關代表委任表格將被視作被撤回。

按照本公司的章程細則第73條，主席或下列人士可要求以投票方式表決：

(a) 至少三名(親身或通過代表)出席並於當時有權於該常會上投票之股東；或

(b) 親身或通過代表出席之任何股東，並代表不少於有權於該常會上投票之全體股東之總投票權之十份之一；或

(c) 親身或通過代表出席之股東，而彼等持有有權於該常會上投票之本公司股份(即已繳足股款總額之股份相等於不少於具有該權力之所有股份之已繳足股款合計之十份之一)。

根據上市規則第14A.52條，就批准持續關連交易及其各自的年度上限在股東特別大會進行的表決，將以投票方式進行。

在遵守任何適用法律或規定、上市規則、任何監管機構的要求與決定的前提下，大股東已根據表決協定，向 IBM 作出契諾和協定，將在股東特別大會或其任何續會上，就其擁有的股份，投票贊成(或促使投票贊成)資產購買協議、公司協議、附屬協議和任何其他有關本通函所述交易的協議、以及該等協議擬進行的任何交易。大股東又向IBM作出契諾和投票協定，不會採取任何妨礙其履行表決協定責任與承諾的行動。

上市和買賣

本公司將向聯交所上市委員會申請，批准將於首次交割時發行予 IBM 的股份及於無投票權股份轉換時予以發行的股份上市和買賣。本公司的股本並沒有也不擬尋求在任何其他交易所上市或買賣。

獨立董事委員會推薦意見

獨立董事委員會意見函和嘉誠亞洲為持續關連交易條款向獨立董事委員會和獨立股東提供推薦意見而發出的函件，分別載於本通函第60頁至第61頁和第62頁至第101頁，敬希 閣下垂注。

本通函附錄尚載有其他資料，另有股東特別大會通告，敬希 閣下垂注。

此致

列位股東 台照

承董事會命
主席
柳傳志
謹啟

二零零四年十二月三十一日

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(在香港註冊成立的有限公司)

(股份代號：992)

<table>
<tr><td>執行董事：
柳傳志先生
楊元慶先生
馬雪征女士

非執行董事：
曾茂朝先生

獨立非執行董事：
黃偉明先生
吳家瑋教授
丁利生先生</td><td>註冊辦事處：
香港
鰂魚涌
英皇道979號
太古坊
林肯大廈23樓</td></tr>
</table>

敬啟者：

持續關連交易

吾等謹此提述本公司於二零零四年十二月三十一日發出、載有本函件的通函(「本通函」)。除文義另有所指外，本函件的詞彙的涵義與本通函相同。

吾等已獲委任組成獨立董事委員會，為對持續關連交易條款，包括相關財政年度各年的年度上限(包括有關總分銷協議的交易不設任何年度上限)作出考慮，就吾等認為此等條款是否公平合理及符合本公司及股東整體利益，向獨立股東提出意見。嘉誠亞洲已獲委任為獨立財務顧問，就持續關連交易的條款，包括相關財政年度各年的年度上限(包括有關總分銷協議的交易不設任何年度上限)，向獨立董事委員會及股東提供意見。

吾等敦請　閣下注意本通函第11頁至第59頁「董事會函件」所載有關資產收購及持續關連交易等資料，以及本通函第62頁至第101頁嘉誠亞洲函件，其中載有其對持續關連交易條款，包括相關財政年度各年的年度上限(包括有關總分銷協議的交易不設任何年度上限)的意見。

經考慮嘉誠亞洲的意見後，吾等認為，持續關連交易的條款，包括相關財政年度各年的年度上限(包括有關總分銷協議的交易不設任何年度上限)公平合理，而且符合本公司及股東整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上提出有關持續關連交易條款和相關年度上限(包括有關總分銷協議的交易不設任何年度上限)的普通決議案。股東請注意，將予提呈有關批准持續關連交易的決議案亦涵蓋資產收購。因此，獨立股東就決議案投票時亦需要考慮資產收購及持續關連交易整體的利弊。

此致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
黃偉明　吳家瑋　丁利生
謹啟

二零零四年十二月三十一日

以下為嘉誠亞洲就持續關連交易向獨立董事委員會和獨立股東提供意見，為載入本通函而編製的函件全文：

CAZENOVE

嘉誠亞洲有限公司

敬啟者：

有關IBM個人電腦業務
非常重大收購的
持續關連交易

緒言

吾等獲　貴公司委任為獨立財務顧問，就持續關連交易向　貴公司獨立董事委員會和獨立股東提供意見，持續關連交易詳情載於　貴公司(二零零四年十二月三十一日致股東通函(「本通函」)，本函件是本通函的一部分。除非文義另有所指，本函件所界定的詞彙與通函中所用者具有相同涵義。

資產購買協議

董事會於二零零四年十二月八日宣佈，　貴公司與IBM訂立資產購買協議，　貴公司據此同意，收購該業務相關的若干資產和承擔與該業務相關的若干債務。資產購買協議詳情載於本通函內列出的董事會函件內「資產購買協議」一節。根據上市規則第14.08條，資產收購構成　貴公司的非常重大收購，須經獨立股東在股東特別大會批准。首次交割後，IBM將立即持有　貴公司僅包含股份的經擴大後已發行股本不多於約9.9%(僅包含股份)及包含股份和無投票權股份的經擴大後已發行股本總數不多於約18.9%(包含股份及無投票權股份)。聯交所視IBM於首次交割時成為上市規則所指的關連人士。

雖然資產收購如上文所述構成非常重大收購，須經獨立股東批准，但吾等已獲董事確認，資產收購並不構成上市規則所指的關連交易。因此，吾等的委託職責範圍，並不包括對獨立董事委員會和獨立股東提出有關資產購買協議的條款(包括但不限於現金代價和代價股份)、商業效益或其他方面的意見。此外，吾等的委託職責範圍也不包括對公司協議、僱員事項協議和知識產權協議的條款、商業效益或其他方面提出意見。有關前述各方面，獨立股東應諮詢其本身的專業顧問和參閱本通函所載資料。

附屬協議

根據資產購買協議，　貴公司與 IBM 訂立附屬協議，據此 IBM 同意若干事項，其中包括於首次交割後向經擴大集團提供範圍廣泛的服務。這些附屬協議的詳細條款載於本通函內列出的董事會函件內「附屬協議」一節。附屬協議須待首次交割進行方會落實，並將於首次交割時生效。

由於 IBM 根據上市規則被視為關連人士，所以附屬協議所涉交易(不包括僱員事項協議)，根據上市規則均將構成　貴公司的持續關連交易，須經獨立股東在股東特別大會上批准。就僱員事項協議而言，據吾等的理解，據此擬進行的交易根據上市規則第14A.14條並不構成　貴公司的持續關連交易。　貴公司已確認，知識產權協議下擬進行的交易構成　貴公司的持續關連交易，並屬於上市規則第14A.33(3)條最低豁免水平內。

吾等(嘉誠亞洲)已獲委任為獨立財務顧問向獨立董事委員會及獨立股東提供意見，就持續關連交易的條款是否：(a)於經擴大集團正常及一般業務過程中進行；(b)是否按一般商業條款進行及是否公平及合理及(c)符合　貴公司及股東整體利益，並向獨立股東提出意見，應如何就將於股東特別大會上提呈以批准持續關連交易等事項的決議案投票。務請注意　貴公司對決議案的結構安排，資產收購和持續關連交易將於同一決議案內批准。因此，獨立股東應注意，資產收購和持續關連交易將同時被批准或否決，而不可能批准其中一項而否決另一項。因此，吾等的建議將僅適用於決議案中有關持續關連交易部分的表決。

吾等達致有關意見和建議時，乃倚賴　貴公司、其董事、顧問及代表向吾等所提供的資料和事實、所作出的聲明和所表述的意見，彼等對此等資料、事實、聲明和意見承擔全責。吾等假設向吾等提供和作出的所有資料及聲明，於作出時均為真實、準確及完整，並於本函件日期以至股東特別大會日期仍為如此，並無重大改變。吾等亦假設通函中所述或提及的資

料及聲明為真實、準確及完整，及經適當審慎查詢後合理作出。吾等獲　貴公司及其董事告知，提供予吾等或載於本通函內的資料，並無遺漏任何重大事實或聲明。吾等亦獲　貴公司及董事告知，並無遺漏其他事實或聲明，致使本通函包括本函件所載任何陳述，就持續關連交易而言為錯誤失實或含有誤導成分。吾等亦假設，持續關連交易將按照其各自的有關協議的條款進行。

作為獨立董事委員會及獨立股東的獨立財務顧問，吾等並無參與資產購買協議和附屬協議（包括相關的持續關連交易）的條款磋商。吾等認為吾等已獲得提供並審閱充份資料，以使吾等就持續關連交易達致有充分依據的意見。吾等並無就　貴公司、董事、顧問及代表向吾等提供的資料作出任何獨立核證，亦無就經擴大集團的業務及事務或未來前景，作出獨立深入調查，因此吾等並不保證任何該等資料的準確性和完整性。然而，吾等並無理由懷疑，在吾等所獲　貴公司、董事、顧問及代表提供資料或表達的意見中，有遺漏或隱瞞任何重大資料，亦無理由懷疑該等資料及陳述的真實性、準確性及完整性或所表達意見的合理性。

本函件僅供獨立董事委員會及獨立股東考慮持續關連交易而提供資料予彼等參考之用，除載入通函內及供通函所載獨立董事會函件引述外，在未經吾等之事先書面同意前，不得引用或提述本函件全文或其中任何部分，亦不得將之作任何其他用途。

嘉誠亞洲為根據證券及期貨條例註冊的持牌法團，可從事第1類、第4類、第6類和第9類受規管活動。嘉誠亞洲及其聯屬公司（其正常及一般業務涉及買賣及持有證券）可能參與證券交易、買賣及代客戶持有　貴公司的證券。

持續關連交易

在附屬協議之中，　貴公司已確認，下列協議基於其持續性質，根據上市規則構成持續關連交易，須獲獨立股東批准：

- 過渡服務協議；

- 策略性融資和資產處置服務協議；

- IGS 服務協議；

- 內部使用購買協議；

- 市場支持協議；

- 總分銷協議；及

- 房地產安排（已轉讓給聯想集團的租賃權益除外）。

據吾等理解，在附屬協議中，(1)僱員事項協議下擬進行的交易並不構成上市規則第14A.14條所指 貴公司的持續關連交易；及(2)知識產權協議下擬進行的交易屬於上市規則第14A.33(3)條最低豁免水平內。

貴公司認為，持續關連交易構成上市規則所指的不獲豁免持續關連交易，因為此等交易的年度服務費和其他應付代價，不論按各有關附屬協議獨立計算或合計，均超過根據上市規則第14.04(9)條規定的各適用百分比率（盈利比率除外）計算的2.5%。

貴公司已向吾等確認，其已承諾將遵照上市規則第14A.37條至第14A.40條所載規定，由獨立非執行董事及 貴公司的核數師對持續關連交易進行年度審議。 貴公司亦特別承諾，若有關持續關連交易的情況有任何變更，致使 貴公司須作出披露或取得獨立股東批准，貴公司將全面遵守上市規則第14A章所載相關的披露規定及／或獨立股東批准規定。

吾等獲董事和 貴公司管理層告知，持續關連交易的條款是資產購買協議的一部分，其條款乃經公平磋商後，參照該業務向 IBM 其他業務支付的集團內歷史費用和其他獨立第三方供應商或獨立第三方客戶正常及一般業務過程中為相同和相若服務收取或支付的市價（如有）而釐定。吾等獲董事和 貴公司管理層告知， 經擴大集團向 IBM 提供服務或 IBM 向 經擴大集團提供服務的條款，整體上對經擴大集團而言將不遜於為相同和相若服務提供予任何獨立第三方或獲得任何獨立第三方提供的條款。

一般性主要考慮因素

董事相信， 貴公司業務與該業務合併，乃 貴公司拓展中國以外市場之一個不可多得良機，可藉此達成 貴公司全球化策略，並在全球個人電腦業內獲得領先地位。 貴公司進行資產收購前已取得中國個人電腦業領導地位。合併一事亦將有助打造 貴公司與全球最大的信息科技公司之一的長期策略合作關係，同時將為 貴公司創造出一個完善創新產品組合，大大地強化 貴公司在國內外各客戶層面的競爭力，與競爭對手一爭長短。

除此以外，董事認為資產收購將可讓 貴公司迅速由一家主要從事中國業務的公司，轉變成為一家國際化公司，業務網絡得以遍佈全球各地，相信此舉將有助經擴大集團整合各項業務，包括綜合供應鏈（例如策略採購及製造等）、策略市場營銷、樹立品牌及公共關係、企

業研究及開發、服務及 Lenovo.com。合併該業務可創造其他具協同效益之機遇，包括確立品牌（尋求藉此最終建立「Lenovo」品牌成為全球知名品牌），以及加強產品組合等。董事認為，鑑於該業務不論以業務規模、全球覆蓋、創新能力以及品牌知名度而言，皆屬世界一流的個人電腦業務，是次整合將為經擴大集團業務帶來不少裨益，例如精簡營運及獲得成本效益等。面對個人電腦業內激烈的競爭環境，價格普遍面對沉重下調壓力影響，整合帶來的這些好處，對　貴公司而言尤其重要。全球業務的整合因而提高了　貴公司在個人電腦市場的競爭優勢。

交割後，該業務下將轉讓予　貴公司之資產及業務，包括已界定範疇之個人電腦製造、開發及推銷等核心業務。由於部分支持業務屬於IBM餘下業務之不可分割部分，不可能將該等支持業務分開售予　貴公司，故該等支持業務仍歸 IBM 集團所有。董事會及　貴公司管理層人員已告知吾等，彼等目前正考慮發展公司本身的資源，自設基建設施，以進行該等支持業務及服務。然而，這些項目工程規模龐大，實行這些項目需要耗用不少時間、人力和資源。資產收購首次交割後，　貴公司有必要確保該業務取得IBM之支持，可利用 IBM 之現有基建設施和人力資源。持續關連交易則可於交割後持續地給予該業務過渡性支持。

資產收購的目標之一是與全球最大的信息科技公司，亦即全球最具規模的商業及科技服務、信息科技解決方案顧問服務、信息科技研究及信息科技融資服務公司之一建立長期策略關係。若干持續關連交易旨在與 IBM 建立長期策略關係，以確保經擴大集團可在專注發展個人電腦部同時，向客戶提供完備的服務。

貴公司已通過訂立持續關連交易為該業務尋求首次交割後各個不同期間之支持，以盡可能確保能夠達到上述目標。董事告知吾等，預期持續關連交易亦將可確保該業務可以遠期成功地整合，並進一步將對該業務、其客戶、業務夥伴、業務運作及管理造成的干擾降至最低。

在達致吾等就持續關連交易給予獨立董事委員會及獨立股東之意見及建議時，吾等乃依賴上文所載之整體主要因素。

就各份獨立協議而言，吾等特別考慮及計入以下理據及考慮因素，有關理據及考慮因素已連同各項持續關連交易之其他詳情載列於下文。

1. 過渡服務協議

1.1 簡述

吾等獲董事告知，為確保該業務順利過渡和取得顯著的營運協同效益，IBM 與 貴公司有必要訂立過渡服務協議，據此由 IBM 及其附屬公司向經擴大集團提供過渡服務。

過渡服務主要是該業務必需的支持職能，該職能大部分由 IBM 的美國總部提供。

過渡服務說明附件是過渡服務協議的一部分，對各項過渡服務作出文字記錄。吾等現將 IBM 將提供的過渡服務總結如下：

1.1.1 *信息科技*

- 過渡服務協議 — 信息科技服務

  以適當的系統管理控制原則，管理 貴公司的大型主機環境和中型服務器環境；向多平台最終用戶提供儲存域網、全球儲存結構和 AFS/DFS 文件系統空間；管理電郵系統和提供必要的服務器；技術支持服務；電話服務；應用服務；網絡服務和遠端服務。

1.1.2 *開發*

- 過渡服務協議 — 開發服務

  單字節字符集預裝服務、產品相關資料和刊物翻譯服務、符合法規服務、支援服務以及一般工程服務。

1.1.3 *銷售與市場推廣*

- 過渡服務協議 — 市場傳訊服務

  提供顧問諮詢服務，支持 貴公司的市場傳訊和刺激需求活動；為若干市場傳訊運作、代理運作、廣告與媒體服務的相關服務，提供顧問、申報與資源索取。

- 過渡服務協議 — 客戶和轉售商滿意度服務

  提供市場調查和其他市場情報服務，以量度公司客戶和轉售商的滿意度。

- 過渡服務協議 — 統一市場推廣活動服務

包括廣告和刺激需求策略的綜合計劃，為參與計劃的產品和服務在若干司法管轄權區建立需求。

- 過渡服務協議 —羅利簡報中心服務

利用 IBM 設於北卡羅來納州羅利市的簡報中心，作客戶推介和示範服務。

- 過渡服務協議 — PartnerWorld 計劃服務

提供銷售和市場推廣工具、技巧培訓課程和技術支持，協助 貴公司利用 IBM 全球業務夥伴計劃，創造新機遇拓展業務。

1.1.4 *財務*

- 過渡服務協議 — 全球生產採購應付賬款服務

全球應付賬款生產採購服務包括發票處理、付款、制定作業常規、政策和控制措施以及提供諮詢支持服務。

- 過渡服務協議 — 全球一般採購應付賬款服務

全球應一般採購應付賬款服務包括發票處理、付款、制定作業常規、政策和控制措施以及提供技術支持服務。

- 過渡服務協議 — 付款系統服務

電子付款交易服務(例如信用核查、信用卡核實和授權)；核實訂單以確保符合出口規定；下單即時計算銷售稅和增值稅；網上付款管理服務、防止欺詐服務、風險管理服務、信用卡費用優化和收費服務、財政服務以及賬目管理服務。

- 過渡服務協議 — 固定資產會計和物業控制管理服務(美洲區)

追蹤／控制固定資產的固定資產會計服務(即記錄資產值、按月折舊、資產轉移處理、資產報廢處理、對賬、月報、臨時報告)和物業控制服務。

- 過渡服務協議 — 分類賬支持服務 — 美洲區

處理分類賬和載入數據。

- 過渡服務協議 — 軟件專利費管理服務

軟件專利費付款的財務管理，包括就合同初稿所載軟件專利費條文提供諮詢；計算軟件專利費、與賣方付款中的應付款項和財務報告中的一般分類賬配合。

- 過渡服務協議 — 公司間會計服務

通過公司間共用會計系統進行跨境發單服務。

- 過渡服務協議 — 庫務服務 — 美洲區

協助編製現金預測、現金管理流程、開立　貴公司附屬公司的銀行賬戶、以及其他與現金管理有關的業務。

- 過渡服務協議 —信用評估服務

對　貴公司若干客戶的財政狀況進行信用評估。

- 過渡服務協議 — 稅務服務 — 美洲區

計算每個國家的增值稅、商品和服務稅以及銷售稅返還和個人財產稅報稅表，以及協助推行全球所得稅遵行與規劃功能。

1.1.5 *人力資源*

- 過渡服務協議 — 人力資源服務

貴公司人力資源服務的行政、交易和流程支持。

- 過渡服務協議 — 進修服務

通過 IBM 的學習組織，採用現行的培訓方法，包括網上教學和課堂教授學習計劃和內容，向　貴公司僱員、外派僱員、業務夥伴和客戶提供 IBM 進修服務計劃。

1.1.6 *綜合供應鏈*

- 過渡服務協議 — 一般採購服務

提供包括旅遊與款待、市場推廣與廣告、工程與辦公用品、樓宇與設施、

以及信息科技與通訊等行業的全球請購、訂單形成、配售和平倉、採購、收據追蹤、控制與審計、量度和讀標追蹤以及其他相關採購服務。

- 過渡服務協議 — 新加坡交易中心服務

有關新加坡交易中心(主要外包供應鏈地點,主要支持與亞太元器件或商品供應商和 CM/EMS/ODM 供應商的交易)的服務。

1.1.7 *設施服務*

- 過渡服務協議 — 設施服務

向　貴公司位於多個司法管轄權區內的物業,提供一般房地產和物業管理服務、樓宇保安服務、一般維修服務、健康與安全及環保服務、行政類服務、郵政服務、複印/ 傳真和印刷服務、辦公室供應品服務和其他樓宇相關服務。

1.2 理據

吾等與　貴公司、董事及　貴公司的顧問和代表磋商後,吾等得知過渡服務包括該業務目前使用之服務,該等服務對於該業務於首次交割後照常運行十分必要。目前,貴公司沒有能力自行提供該等服務。　貴公司將需確保提供這些服務或類似服務,在首次交割後給予該業務支持及服務,藉以經營該業務。

此外,董事亦告知吾等,　貴公司有意建立自行提供過渡服務之能力,以可在過渡協議屆滿後能夠自給自足。然而,　貴公司成功具備該等能力前,必須由 IBM 提供該等服務。預期 IBM 將向　貴公司移交提供過渡服務之專業知識,此舉將有助　貴公司確立本身於日後提供類似支持業務之能力。就此,在過渡服務協議訂立後數年,IBM 與　貴公司須合作制定移交各項過渡服務的計劃,有關計劃最遲必須於服務開始後九十天起開始,並不遲於該服務根據過渡服務協議服務説明附件終止前九十天內完成。

在首次交割起直至　貴公司可以完成該業務之整合期間,過渡服務作為基礎架構,將會協助及支持　貴公司經營該業務,並藉此盡量減少對運作及客戶服務造成之干擾。

董事告知吾等,儘管若干過渡服務可以外包予其他第三方服務供應商,但由 IBM 提供過渡服務就整體而言可帶來顯著好處,這是由於IBM對該業務瞭如指掌,具備豐富的專業知識,加上 IBM 旗下軟件的其他技術與該業務之產品亦可以兼容。董事相信,

目前沒有其他可直接與它相比的服務供應商，且與其他同類型服務供應商相比，IBM將可以更優惠價格及收費提供更有效的過渡服務。

1.3 年期與屆滿

IBM 提供的所有過渡服務，年期由首次交割起為期一年，若干開發服務（為期十八個月），若干財務和綜合供應鏈服務（為期兩年）和信息科技服務（為期三年）除外。

過渡服務協議將於以下情況（以較早者為準）終止：(i)所有過渡服務終止當日；(ii)過渡服務協議服務說明附件所示終止過渡服務的最後日期；或(iii)當任何一方嚴重違反責任且該方未能於收到有關違約通知後六十日內糾正一切重大違約行為，其行使終止權利。貴公司亦可於隨時提前六十日發出書面通知，取消任何過渡服務或將過渡服務任何獨立定價部分減少，例如在 貴公司日後向另一方採購此等服務或開發本身類似能力之時。

1.4 費用／定價

貴公司預期，於首次交割後三個年度各年，根據過渡服務協議應付予 IBM 的費用總額將約為：

過渡服務協議	年度	首次交割起各年度建議年度限額		
		第一年	第二年	第三年
			（百萬美元）	
總額		246	193	170

過渡服務協議費用初步定為各項服務的每月固定收費。費用金額乃參照 IBM 參考收入、毛利和經營開支後分配予該業務的歷史成本而釐定，作為其計劃開支的一部分，並參考本通函附錄一第122頁及第123頁所載的經審核美國合併財務報表中「分配成本／開支」和「與 IBM 的協議」各節。據董事稱，首次交割後首個年度，根據過渡服務協議的年費總額2.46億美元，約相等於截至二零零三年十二月三十一日止年度（訂立附屬協議日期前該業務的完整財政年度）IBM 分配予該業務的數額。IBM 已向 貴公司確認，於轉讓該業務前後，其過渡服務成本分配基準將不會有任何改變。

貴公司可要求 IBM 增加人員數目、設備或其他服務至高於協定的服務水平，但必須待 IBM 與 貴公司就額外收費達成協定，以解決 IBM 支付的額外實際成本，IBM 方會提供此等額外服務。若訂約方未能達成協議，則 IBM 並無義務按要求提供額外服務。

根據過渡服務協議應付的年費，將隨部分過渡服務期限依約屆滿而日漸減少。若貴公司在期限屆滿前終止某項過渡服務，或 貴公司在自行建立提供這類服務的基礎設施或能力後，減少使用服務的數量或種類，這類費用也會減少。

1.5 考慮因素

吾等已就過渡服務協議審議以下因素：

(A) 董事認為，過渡服務協議下之服務，對該業務交割前後之正常營運十分重要。董事告知吾等，過渡服務於首次交割後將會適時提供，從而妥善有效地經營該業務，並盡量減少對業務中斷及客戶流失。

(B) 貴公司具備本身能力可以自給自足前，必須由第三方提供過渡服務協議下之服務。考慮到 IBM 對該業務瞭如指掌，具備豐富的專業知識，加上IBM 旗下軟件及其他技術與該業務亦可以兼容後，董事認為 IBM 實為最合適的服務供應商。

(C) 貴公司將需支付之費用，乃參考歷史上按該業務之收入、毛利及經營開支(作為預算開支一部分)，而獲分配之 IBM 之成本後釐定。吾等已審閱由 貴公司提供的該業務過去於截至二零零三年十二月三十一日止年度(訂立附屬協議日期前該業務的完整財政年度)之歷史成本，該等成本與過渡服務協議下就該業務首次交割後首個年度擬訂之費用相符及大致相若。

(D) 過渡期間將使 貴公司有機會發展公司內部能力或訂定其他計劃，以於過渡期間結束後取代 IBM 提供之服務。

(E) 貴公司可選擇取消任何過渡服務，或在發出事先必要通知後減低個別定價部分之過渡服務之數量，而經擴大集團倘若具備本身之基建設施及能力以提供相關服務後，亦可藉此選擇減少支付 IBM 的款項，此靈活性亦屬有利。

1.6 建議年度金額上限

下列　貴公司根據過渡服務協議應付費用最高限額，乃參照該業務的歷史成本而釐定，已將根據本協議將作出的付款所引起的潛在5%營業稅後果計算在內，另就不確定因素或額外費用加上10%或有成本。

協議	年度	首次交割起各年度建議年度限額		
		第一年	第二年	第三年
			(百萬美元)	
過渡服務協議		285	223	197

吾等已審議和考慮　貴公司提供的該業務的歷史數據，以及根據本協議將作出的付款所引起的潛在5%營業稅後果。董事表示，釐定年度限額時，已將上文第1.4段所述訂約方之間可能協定的額外服務費用計算在內，因此吾等有關建議年度上限的意見，也已將此等額外服務考慮在內。經與董事商討上述各項後，吾等認為建議年度限額對整體股東公平合理。

經考慮上述各項後，吾等認為，過渡服務協議(a)在經擴大集團正常及一般業務過程中進行；(b)以公平合理的正常商業條款為準；及(c)符合　貴公司和股東的整體利益。

2. 策略性融資和資產處置服務協議

2.1 緒言

IBM 將通過 IGF(IBM 融資業務的機構統稱)向　貴公司提供下列服務：

- 客戶融資服務；
- 分銷渠道融資服務；及
- 過剩產品處置服務。

據董事所稱，根據策略性融資和資產處置服務協議 IBM 將提供的服務，將為該業務帶來增值。這些服務為消費者和轉售商提供購買　貴公司產品的融資方案，以及為貴公司提供處置退貨的渠道。

以下吾等將較詳細地敍述，IBM 根據策略性融資和資產處置服務協議將會提供的客戶融資服務，分銷渠道融資服務和過剩產品處置服務。

2.2 客戶融資服務

2.2.1 簡述

客戶融資服務指 IBM 向最終用戶提供租賃與融資服務，以便他們向經擴大集團購買個人電腦產品和相關設備。根據這項安排， 貴公司有權決定是否向合資格客戶（指中國境外客戶）提供客戶融資服務。然而，若合資格客戶要求租賃或融資服務，或 貴公司提供客戶融資服務，則經擴大集團有義務將所有此等客戶轉介給IBM，而 IBM 將為此向經擴大集團支付轉介客戶佣金。吾等注意到，若(i)有關客戶擬進行的交易類別不設客戶的融資服務；或(ii)合資格客戶通知經擴大集團，他選擇另外的融資途徑，則經擴大集團並無義務提供此等服務。

2.2.2 理據

這項服務給予客戶選擇權，可通過分期付款或其他融資安排，在超過四十多個國家購買 貴公司產品，而無須即時支付全價。這項安排預期可提高 貴公司的收入。

2.2.3 年期與屆滿

策略性融資和資產處置服務協議為期五年，由根據策略性融資和資產處置服務協議相關國家各自的適用交割日期起計。在下列情況下，任何一方皆可終止客戶融資服務：(i)雙方同意；(ii)其中一方嚴重違約，且未能於通知違約後三十日內糾正；(iii)若 貴公司永久終止該業務全部或重大部分的運作或暫停此等運作超過十二個月，於給予提前三個月書面通知後；(iv)若 IBM 永久終止其業務中有關客戶融資服務的全部或重大部分的運作或暫停此等運作超過十二個月，於給予提前三個月書面通知後；或(v)另一方發生若干與破產有關的事件。

2.2.4 費用／定價

根據策略性融資和資產處置服務協議的客戶融資服務， 貴公司若促成客戶融資與租賃交易可按交易總發票值計算，向 IBM 收取佣金。IBM 支付予 貴公司的佣金如下：

交易種類	佣金（總發票值金額百分比）
融資項目的總發票值金額	
少於5萬美元的融資交易	2%
其他所有融資交易	1%

由首次交割後首個完整自然年（即二零零六年一月一日至二零零六年十二月三十一日，假設首次交割在二零零五年底前進行）開始，以及於其後每一個自然年，若總發票值高於預先協定目標數量的120%，該年度應付 貴公司的策略性融資和資產處置服務佣金將向上調整0.25%；若總發票值低於該目標數量的80%，該年度應付 貴公司的策略性融資和資產處置服務佣金將向下調整0.25%，視乎該年度進行交易總發票值而定。

IBM 已同意，根據策略性融資和資產處置服務給予 貴公司的佣金安排和其他條款與條件，將不遜於截至資產購買協議日期為止，IBM 對外給予任何其他個人電腦產品和相關設備製造商的條款。

2.2.5 考慮因素

吾等已就客戶融資服務考慮以下因素：

- 貴公司確認，上述1%及2%之佣金收費與市場現行其他同類型融資安排之費率相若。

- 在策略性融資和資產處置協議下提供予 貴公司之佣金安排及其他條款，須不遜於截至資產購買協議日期 IBM 與獨立第三方訂立之類似安排。

- IBM 根據客戶融資服務給予 貴公司之佣金款項，亦代表 貴公司除銷售電腦外所得之一項額外收入來源。

- 貴公司並無責任為 IBM 促使公司客戶獨家使用 IBM 提供之客戶融資服務。

- 貴公司在　策略性融資和資產處置服務協議下擁有審閱權，以確保 IBM 支付佣金的準確性，且提供予　貴公司之佣金安排不遜於 IBM 與獨立第三方之間的安排。此外，訂約各方亦已同意會每季舉行一次會議，以回顧彼等所訂安排之情況。

2.2.6 **建議年度金額上限**

IBM 應付予　貴公司的客戶融資服務費用最高限額，乃參照該業務的協定佣金收費表和估計未來業務量而釐定，已將根據策略性融資和資產處置服務協議將作出的付款和記錄所得歷史數額所引起的潛在5%營業税後果計算在內，另就不確定因素加上10%或有成本。

協議	年度	首次交割起各年度建議年度限額 第一年	第二年	第三年	第四年	第五年
				(百萬美元)		
策略性融資和資產處置服務協議(客戶融資服務)		8	9	9	9	9

吾等已審議和考慮　貴公司提供的該業務的歷史數據和預測收入資料(假設首次交割於二零零五年三月底進行)、佣金水平、根據本協議將作出的付款所引起的潛在5%營業税後果和10%或有成本。經審議該等估計的基準與假設後，吾等認為，此等估計是合理的。基於以上所述，吾等認為建議年度上限對整體股東公平合理。

2.3 分銷渠道融資服務

2.3.1 **簡述**

根據策略性融資和資產處置服務協議下之分銷渠道融資服務，IBM 將提供資金讓轉售商向　貴公司購買存貨。若　貴公司選擇向轉售商提出付款條款，IBM 將為向轉售商(主要在中國境外經營者)提供此等服務的唯一供應商。　貴公司將須向 IBM 支付費用作為代價，而 IBM 將承擔提供分銷渠道融資服務的信用、資金和營運風險及相關責任。

2.3.2 **理據**

董事認為，分銷渠道融資服務將允許　貴公司有效管理渠道信用額度，大大降低營運資金和投資總額需求。首次交割後，經擴大集團的業務量隨之增加，營運資

金管理將成為關鍵考慮因素。董事相信，分銷渠道融資服務將使經擴大集團的營運資金管理得到顯著改善，確保經擴大集團今後的預期增長，不會因營運資金不足而受到限制。

2.3.3 年期與屆滿

策略性融資和資產處置服務協議為期五年，由根據策略性融資和資產處置服務協議相關國家各自的適用交割日期起計。在下列情況下，任何一方皆可終止分銷渠道融資服務：(i)雙方同意；(ii)其中一方嚴重違約，且未能於通知違約後三十日內糾正；(iii)若　貴公司永久終止該業務全部或重大部分的運作或暫停此等運作超過十二個月，於給予提前三個月書面通知後；(iv)若 IBM 永久終止其業務中有關分銷渠道融資服務的全部或重大部分的運作或暫停此等運作超過十二個月，於給予提前三個月書面通知後；或(v)另一方發生若干與破產有關的事件。

首次交割一周年後以及其後每屆周年期滿，　貴公司或 IBM 均可提出就若干銷量可觀的國家進行基準釐定，以確定　貴公司向 IBM 支付的費用是否具有競爭力。

若對應付費用產生分歧，任何一方均有權給予對方提前三個月書面通知，就若干經基準評估的國家，終止分銷渠道融資服務。

2.3.4 費用／定價

IBM 每次為轉售商向　貴公司購買存貨提供融資，　貴公司須按照收費表內發票值百分比向 IBM 支付費用。該收費表參照利率、有關轉售商的信用風險和不同司法管轄權區行政、融資費用等因素而釐定，收費水平因國家而異。此等收費率按照基準機制調整，上下範圍不時浮動。

貴公司為分銷渠道融資服務將支付的代價，將符合和對　貴公司而言不遜於 IBM 與任何其他個人電腦產品和相關設備製造商之間的費用安排。

2.3.5 考慮因素

吾等已就分銷渠道融資服務考慮以下因素：

- 提供予 貴公司之分銷渠道融資服務下之費用安排，須按不遜於 IBM 與其他個人電腦製造商間之費用安排。由於 IBM 事實上會向第三方提供類似服務，董事認為此項條文規定可為 貴公司提供一個「監察」機制，確保 IBM 之費用與市場費用相若。

- 訂約各方可選擇外部顧問公司進行標準釐定，以釐定市場上提供類似服務之收費。此機制確保向 貴公司收取之費用與現行市場收費相若。

- 分銷渠道融資服務主要由一項「優先安排」構成。倘 貴公司提出付款條款建議，按此項安排，則會首先向 IBM 轉介轉售商。 貴公司將會全權酌情決定是否提出付款條款。轉售商可選擇不使用 IBM 提供的服務（雖則在此情況下， 貴公司未必向有關轉售商所選擇的融資機構支付費用）。

- 預期分銷渠道融資服務將可改善 貴公司之營運資金狀況。

- 貴公司根據策略性融資和資產處置服務協議擁有審閱權，確保 貴公司費用安排不遜於 IBM 與其他個人電腦製造商所議定者。

- 此外，倘若訂約各方對應付收費有任何異議，訂約各方在若干已制定基準之國家亦有權終止分銷渠道融資服務。

2.3.6 建議年度金額上限

下列 貴公司根據分銷渠道融資服務應付費用最高限額，是根據估計未來業務量和將收取費用而釐定的，並已將本議將作出的付款所引起的潛在5%營業稅後果計算在內，另就不確定因素加上10%或有成本。

		首次交割起各年度建議年度限額				
協議	**年度**	**第一年**	**第二年**	**第三年**	**第四年**	**第五年**
				(百萬美元)		
策略性融資和資產處置服務協議（分銷渠道融資服務）		84	86	87	89	90

吾等已審議和考慮 貴公司提供的該業務的歷史數據和預測收入資料(假設首次交割於二零零五年三月底進行)、將收取費用、根據策略性融資和資產處置服務協議將作出的付款所引起的潛在5%營業稅後果和10%或有成本。經審議該等估計的基準與假設後,吾等認為,此等估計是合理的。基於以上所述,吾等認為建議年度上限對整體股東公平合理。

2.4 過剩產品處置服務

2.4.1 簡述

根據過剩產品處置服務, 貴公司向 IBM 授予獨家優先購買轉售商退回 貴公司而不能再當作新產品銷售、由 貴公司或 代工商製造的所有個人電腦產品。然而,若 IBM 出價不為 貴公司接納,則 貴公司可自行決定將有關產品售予第三方。

2.4.2 理據

過剩資產處置服務讓 貴公司可以有系統地管理公司本身在世界各地陳舊產品之處置,藉此避免分銷渠道出現混亂,同時憑藉 IBM 在轉售方面之雄厚實力,得以盡量利用剩餘價值。董事認為,IBM 在電腦業內不同層面皆擁有全球據點,使 IBM 可通過各類不同渠道有效地處置過剩設備。由於 貴公司現時主要在中國經營業務,目前暫時未具該種能力。

2.4.3 年期與屆滿

策略性融資和資產處置服務協議為期五年,由根據策略性融資和資產處置服務協議相關國家各自的適用交割日期起計。在下列情況下,任何一方皆可終止過剩產品處置服務:(i)雙方同意;(ii)其中一方嚴重違約,且未能於通知違約後三十日內糾正;(iii)若 貴公司永久終止該業務全部或重大部分的運作或暫停此等運作超過十二個月,於給予提前三個月書面通知後;(iv)若 IBM 永久終止其業務中有關過剩產品處置服務的全部或重大部分的運作或暫停此等運作超過十二個月,於給予提前三個月書面通知後;或(v)另一方發生若干與破產有關的事件。

2.4.4 費用/定價

貴公司可隨時向 IBM 提交有關 IBM 收購使用過個人電腦的報價要求。IBM 將於收到要求後三個營業日內提供價目表,列出對報價單內所註明全部或部分產品的出價(如有)。董事表示,IBM 將基於價目表內註明數量和型號類別而出價。 貴

公司可選擇接納或拒絕 IBM 在價目表中的出價。若　貴公司不接納 IBM 的出價，則可自行將使用過的個人電腦售予其他人士。

2.4.5 考慮因素

吾等已考慮下列有關就過剩產品處置服務的因素：

- 貴公司並無責任向 IBM 出售該等產品；若不能接受 IBM 的出價，　貴公司可向他方出售產品；
- 在該項安排下，　貴公司有額外渠道處置使用過的電腦，故有目前所用者以外的選擇。
- 貴公司確認，向 IBM 出售產品前，會比較其他公司的出價。

根據以上所述及策略性融資和資產處置服務協議所載定價機制，吾等認為過剩產品處置服務有助經擴大集團在處置舊產品時，所依照的價格最少相等於獨立第三方的出價。

2.4.6 建議年度金額上限

下列 IBM 根據過剩產品處置服務應付　貴公司購買金額的最高限額，是根據估計未來業務量而釐定的，已將本議將作出的付款所引起的潛在5%營業稅後果計算在內，另就不確定因素加上10%或有成本。

協議	年度	首次交割起各年度建議年度金額上限 第一年	第二年	第三年	第四年	第五年
			(百萬美元)			
策略性融資和資產處置服務協議(過剩產品處置服務)		58	60	61	62	63

吾等已審議和考慮　貴公司提供的該業務的歷史數據和預測收入資料(假設首次交割於二零零五年三月底進行)、根據協議將作出的付款所引起的潛在5%營業稅後果和10%或有成本。經審議該等估計的基準與假設後，吾等認為，此等估計是合理的。基於以上所述，吾等認為建議年度上限對整體股東公平合理。

經考慮上述各項後，吾等認為，策略性融資和資產處置服務協議(a)在經擴大集團正常及一般業務過程中進行；(b)以公平合理的正常商業條款為準；及(c)符合 貴公司和股東的整體利益。

3. IGS服務協議

3.1 簡述

貴公司已同意，聘用 IBM 作為維修與質保服務(包括(i)基本質保服務和(ii)質保期後及質保升級服務)的優先服務供應商，在指定地區每年維修與質保服務總額，除若干例外情況外，最少95%將交予 IBM。IBM 可向其他人士提供同類服務。 貴公司就此等服務與中國境外第三方進行業務往來，乃受到若干限制。吾等獲董事告知，中國境內的這類服務，將由 貴公司自行提供。

貴公司若就其產品提供基本質保服務，則將聘用 IBM 作為優先服務供應商，在中國境外提供此等服務。基本質保服務是免費維修與質保服務，在推銷 貴公司產品以此作為賣點。

貴公司已同意，若中國境外商業客戶於 貴公司產品附送的基本質保服務期後，需要質保期後和質保升級服務， 貴公司將聘用 IBM 為優先服務供應商。

此外， 貴公司若轉介客戶購買 IBM 的技術部署服務和相關品牌服務，將獲銷售轉介費。

緊隨首次交割後，IBM 與本公司將誠信磋商和訂立書面協議，規定由本公司為首次交割前出售的 IBM 產品，在中國提供維修和質保服務。 貴公司已確認，將確保於相關時間遵守上市規則第14A.35條的規定。

3.2 理據

貴公司相信，IGS 服務協議對於 貴公司和 貴公司的客戶將會有以下主要好處：

(A) 藉著保留 IBM 客戶慣常享有的業內最佳質保服務，有助於減低客戶流失。

(B) 董事認為 IBM 被廣泛讚譽為售後服務的首要供應商之一，也是少數具有 貴公司的最主要企業客戶所要求的全球服務網絡的供應商。董事亦相信，與 IBM 建立策略性夥伴關係，有助建立和維持 貴公司產品的良好形象，加強 貴公司在企業客戶心目中的信譽。

(C) 在 IBM 的策略性外包交易及系統集成業務下，IBM 的客戶向 IBM 外包其信息科技服務或通過系統集成交易購買個人電腦產品，而 IBM 建議這些客戶向 貴公司購買有關的信息科技硬件，因此，本公司與 IBM 維持策略關係，將可提高個人電腦銷售。

(D) 據此安排， 貴公司能夠分享 IBM 和其聯繫公司服務所帶來的利潤。

3.3 年期與屆滿

IGS 服務協議由首次交割起為期五年，期滿後每次自動續期一年，若 貴公司或 IBM 在當時有關預定期限屆滿前給予最少六個月的書面通知，則可提早終止。

此外，在下列情況下， 貴公司或 IBM 可終止任何一個地區的IGS服務協議：(i)雙方同意；(ii)其中一方嚴重違約，且未能於守約方通知後三十日內糾正；(iii)任何一方永久終止其業務中有關IGS服務協議的全部或重大部分的運作或暫停此等運作超過十二個月或(iv)發生與另一方有關的若干破產相關事件。

3.4 費用／定價

貴公司將就維修與質保服務，向 IBM 支付服務費。首年的服務費為 IBM 提供予各地區大致相類似服務首三個最接近數量服務供應商客戶合同的各地區「最佳」收費(包括產品與交付條款)。次年繼續適用該費用。協議年期餘下期間的服務費，必須每年本著誠信磋商。若雙方於協議第三至第五年任何期間，未能就服務費達成協議，IBM 可提參照美國不時產生的「所有城市消費者消費物價指數」提高收費。

根據 IGS 服務協議，除服務費外， 貴公司亦須向 IBM 支付質保期後服務(包括但不限於質保升級服務、質保續期服務和質保期後維修和產品安裝)所得收入的10%(「10%費用」)。

IBM 須向 貴公司支付銷售轉介費或介紹費，金額相等於 IBM 貴公司銷售 IBM 技術部署服務和相關品牌服務所得收入的5%(「5%費用」)。

3.5 考慮因素

誠如上文所述，首年及次年的服務費將會是參考類似的服務供應商客戶合同後釐定的基準價格，而就尚餘年期而言，費用將由雙方逐年協定(若不能協定費用，則參考定價基準程序予以釐定)。吾等認為基於下列理由，費用機制乃公平合理：(i)首年及次年的費用乃為直接市場可資比較個案；及(ii)尚餘年期的費用乃各方定期磋商釐定，而倘若不能協定，則參考上文討論的固定基準機制予以釐定。

吾等已參照下列各項，審視10%之費用：

(i) 與 貴公司及其顧問討論有關理據及所用基準；

(ii) 在全球範圍提供服務對 貴公司及其客戶帶來的好處；

(iii) 貴公司並無進行該等服務的設施或資源，目前有必要外包該等職能；及

(iv) 某些提供與 IBM 同類的信息科技服務的公司的純利率，雖然吾等認為該等公司在地點、規模、客源等各方面不同，未必代表直接可比個案。

關於 IBM 應付的5%費用，吾等已考慮到：

(i) 貴公司目前並無，且在短期內不會有提供此類服務的能力；

(ii) 5%之費用乃 貴公司的額外收益來源(吾等從董事方面瞭解， 貴公司目前並無同類業務的全球平台)；

(iii) 貴公司不會產生營運成本及相關風險；及

(iv) 吾等審閱有關類似的信息科技相關服務安排下應支付的費用百分比公開資料後認為，就吾等之審閱而言，並無可與5%費用之情況直接比較的安排。

除非雙方另有協定，否則 IBM 所提供之服務，其水平須大致與在資產購買協議日期前 IBM 向 IBM 個人電腦部門提供的服務相一致。在 IGS 服務協議下，各方有權對另一方進行審核，而彼等須每月舉行回顧會議，回顧履行協議之情況。

3.6 建議年度金額上限

下列　貴公司根據 IGS 服務協議應付 IBM 的費用最高限額，乃根據吾等認為合理的估計未來業務量、具市場競爭力的質保服務條款、協定的收入攤分安排釐定，已將因根據本協議將作出付款而引起的潛在5%營業税後果計算在內，另就不確定因素加上10%或有成本。

下列 IBM 根據 IGS 服務協議應付　貴公司的費用最高限額，乃根據估計未來業務量、協定收入攤分安排釐定，已將因根據本協議將作出付款而引起的潛在5%營業税後果計算在內，另就不確定因素加上10%或有成本。

IGS 服務協議	年度	首次交割起各年度建議年度限額				
		第一年	第二年	第三年	第四年	第五年
		(百萬美元)				
貴公司應付 IBM (服務費和 10%費用)		273	318	188	191	195
IBM 應付公司(5%費用)		15	15	15	16	16

吾等已審議和考慮　貴公司提供的該業務的歷史數據和預測財務資料(假設首次交割於二零零五年調底進行)、根據 IGS 協議將作出的付款所引起的潛在5%營業税後果和10%或有成本。經審議該等估計的基準與假設後，吾等認為，此等估計是合理的。基於以上所述，吾等認為建議年度上限對整體股東公平合理。

經考慮上述各項後，吾等認為，IGS 服務協議(a)在經擴大集團正常及一般業務過程中進行；(b)以公平合理的正常商業條款為準；及(c)符合　貴公司和股東的整體利益。

4. 內部使用購買協議

4.1 簡述

IBM 已同意，於內部使用購買協議的期間內，向　貴公司購買不少於 IBM 於每個自然年供全球內部使用所需的個人電腦數量(包括供策略性外包使用而所有權由 IBM 保留的個人電腦)或轉銷業務的95%，但實際數目可以減少和受到其他限制。在某些情

況下(比如就不同的 IBM 服務、根據政府合同須承擔責任及特定用於 IBM 系統整合和外包服務),IBM 也有權根據內部使用購買協議,向 貴公司購買個人電腦作轉售之用。

4.2 理據

根據內部使用購買協議,在長達五年期間內, 貴公司將會是 IBM 為其內部用途、策略性外包或轉售交易所須購買所有個人電腦時的優先供應商,這意味著存在潛在的重大銷售額。在截至二零零三年十二月三十一日止年度(訂立附屬協議日期前該業務的完整財政年度),IBM 的內部使用購貨額,將使 IBM 成為該業務的最大客戶之一。董事已知會吾等,今後向 IBM 銷售定價,將使 貴公司銷售所得邊際利潤,與銷售予其他頂級企業客戶相彷。

4.3 年期與屆滿

內部使用購買協議的期限自首次交割起計,為期五年。 貴公司或 IBM 可在(i)倘任何一方重大違反該協議;或(ii)有關任何一方發生與破產有關的若干事件時終止內部使用購買協議,且毋須支付任何終止費用。倘有關終止的原因仍未解決,則該等終止將自發出書面通知終止之日起計六十天屆滿時生效。

4.4 費用/定價

貴公司就 IBM 購買作為內部使用(包括 IBM 的策略性外包或轉售業務)的個人電腦而將收取的價格,將成為 貴公司在收到雙方協定的訂單表時適用的基準價格。該基準價格將參照產品的成本以及經調整的平均邊際利潤(該經調整平均邊際利潤將參照按加權平均基準向 貴公司的兩名最大客戶(均為獨立第三方)出售個人電腦數目所得的邊際毛利進行計算)釐定。

若個人電腦為履行現行政府合同或雙方同意的其他情況下的責任而購買,以作為另一系統的嵌入產品供某些 IBM 系統集成和外包業務服務使用, 貴公司為個人電腦收取的價格,將為 貴公司向購買同等數量產品的其他轉銷商所收取的價格。

若個人電腦為根據 IBM 福利計劃轉售給 IBM 僱員(或在直銷中為 IBM 僱員)而購買, 貴公司為個人電腦收取的價格,將為 貴公司根據本身的有關僱員福利計劃收取本身僱員的價格加實際運費。若 IBM 為質保與維修替換服務而購買個人電腦, 貴公司為個人電腦收取的價格,將為此等個人電腦的基本製造成本加實際運費。因該安排指定用於該特殊情況,故未有可比較市場。

倘 IBM 未能履行根據內部使用購買協議購買內部使用個人電腦(不包括策略性外購)所須承擔的責任,則其須向 貴公司支付規定的違約賠償金,金額相當於受影響產品價格的2%加 貴公司可能源自出售產品所得的邊際毛利(該邊際毛利參照邊際毛利基準釐定)。作轉售之用的個人電腦,則不涉及任何支付規定的違約賠償金的責任。

4.5 考慮因素

吾等知悉,上述基準定價機制乃根據 貴公司需購買類似數目個人電腦的現有客戶的邊際利潤及 貴公司在類似數量下與其轉售商的定價而製訂。此等與客戶和轉售商訂立的安排服務於適用的相若情況。

吾等亦知悉,倘出售未能進行,違約方須向 貴公司支付規定的違約賠償金已對貴公司作出有效賠償,相當於2%另加受影響產品價格基準邊際利潤。

IBM 亦須每年就有關其對個人電腦的需要量及採購量而向 貴公司提供一份報告。吾等知悉,該報告擬促進上文第4.1段所述95%購買上限的計算。

4.6 建議年度金額上限

下列 IBM 根據內部使用購買協議應付 貴公司的購買最高限額,乃根據上述協定定價機制和對未來業務量的估計而釐定,已將因根據內部使用購買協議將作出付款而引起的潛在5%營業税後果計算在內,另就不確定因素加上10%或有成本。

協議	年度	首次交割起各年度建議年度限額 第一年 (百萬美元)	第二年	第三年	第四年	第五年
內部使用購買協議		500	512	520	530	541

吾等已審議和考慮 貴公司提供的該業務的歷史數據和預測收入資料(假設首次交割於二零零五年三月底進行)、根據內部使用購買協議將作出的付款所引起的潛在5%營業税後果和10%或有成本。經審議該等估計的基準與假設後,吾等認為,此等估計是合理的。基於以上所述,吾等認為建議年度上限對整體股東公平合理。

經考慮上述各項後，吾等認為，內部使用購買協議(a)在經擴大集團正常及一般業務過程中進行；(b)以公平合理的正常商業條款為準；及(c)符合 貴公司和股東的整體利益。

5. 市場支持協議

5.1 簡述

IBM 將通過提供各類 MSA 服務向 貴公司提供客戶團隊支持服務以協助 貴公司在其首次交割後，保證 貴公司客戶的銷售覆蓋面，包括提供各類 MSA 服務。MSA 服務包括市場支持服務、信息科技服務、向 EMEA 和亞太地區提供固定資產會計和物業監控管理服務、客戶支持服務、銷售中心服務、向 歐洲、中東和非洲 和亞太地區提供分類賬支持服務、提成與佣金、歐洲、中東和非洲 和亞太地區的庫務服務、在 歐洲、中東和非洲 和亞太地區提供過渡稅務服務。

5.2 理據

董事強調市場支持協議的其中一個好處是，自首次交割起計的五年期間內， 貴公司將可以利用 IBM 強大的企業銷售隊伍及 IBM 穩固的全球銷售網絡（即營業代表隊伍）。

其他具體的主要好處包括：

(A) IBM 的客戶營業代表負責整體客戶關係，在確保清晰溝通、過渡順暢和減低首次交割後收入減少方面起著關鍵作用；

(B) 該業務和 IBM 的客戶營業代表具有證明行之有效的銷售模式。IBM 的營業代表負責維持客戶關係和整體滿意度，而該業務的營業代表一同探訪和開拓企業客戶。據吾等了解，至今為止，該業務的銷售機會之中超過三份之一是由 IBM 的營業代表發掘的。吾等知悉，維持這個營業模式對於維護業務勢頭向前推進十分重要；

(C) 本次安排讓 貴公司通過與 IBM 營業代表一起拜訪客戶，逐步與大企業客戶建立本身的客戶關係，令到 IBM 營業代表與客戶已建立的關係可積極順利過渡至 貴公司的銷售隊伍；

(D) 本次安排使 貴公司能夠繼續利用 IBM 已發展穩固的全球網絡和基礎設施，包括銷售執行、信息科技和財務等職能部門；

(E) 協議的收費率是根據該業務的銷售相關歷史成本計付的，有助於控制 貴公司未來的新增成本；及

(F) 分層式費用結構的設計，旨在激勵 IBM 的營業團隊達到或超越營業額指標。應付費用總額將會因未來業務波動、 IBM 營業團隊的銷售範圍變更和逐漸融入 貴公司本身的營業團隊等原因而有所變化。

5.3 年期與屆滿

市場支持協議的期限自首次交割起計，最多為期五年。

MSA 服務將自從首次交割後開始提供，並將會自首次交割起計一年後終止，但客戶支持、固定資產會計與物業控制管理、分類賬支持與服務將會自首次交割起計兩年後終止、信息科技服務將會自首次交割起計三年後終止，而市場支持服務將會自首次交割起計五年後終止。由二零零七年起， 貴公司可按需要選擇減少 IBM 提供 MSA 服務的國家數目。

5.4 費用／定價

貴公司將就 MSA 服務向 IBM 支付該業務指定已申報收入／指定指定已申報收入不少於1.53%但不超過2.53%的費用。除二零零五年自然年外，各自然年的預測指定已申報收益，預計由各訂約方於前一個自然年六月商定，且須受各方商定的規限。於二零零五年自然年， 貴公司將就 MSA 服務支付該業務指定已申報收入中的2.3%。

根據市場支持協議應付費用的釐定機制乃根據浮動拆算法製訂而成，這樣倘指定已申報收入佔預測指定已申報收益的比例少於95%，則有關費用將按1.53%的比例進行計算。而倘指定已申報收入佔預測指定已申報收益的比例超過100%，則有關費用將按指定已申報收入的最高比例2.53%進行計算。

5.5 考慮因素

董事表示，於截至二零零五年自然年， 貴公司將就 MSA 服務而將予支付該業務指定已申報收入不少於1.53%但不超過2.53%(即為2.3%)的費用已參照 IBM 有關部門所產生的歷史間接成本按公平磋商基準議定。吾等從 貴公司獲悉，IBM 於截至二零零三年十二月三十一日止年度(訂立附屬協議日期前該業務的完整財政年度)因提供該等服務而產生的實際成本，佔該年度指定已申報收入約2.43%。然而，此等有關歷史成本而量化的數字和 貴公司繼續應付的費用將參照銷售收益計算，並將視乎包括該業務的銷售表現在內的若干因素按浮動拆算法予以上調或下調。吾等從董事獲悉，該浮動拆算法機制的另一目的是對 IBM 在提供該等服務時進行獎勵(比如就指定已申報收入將支付最高費用)。

5.6 建議年度金額上限

下列 貴公司根據市場支持協議應付的費用最高限額，乃根據協定費用結構、對未來業務量的估計和估計未來服務減少數量而釐定，已將因根據市場支持協議將作出付款而引起的潛在5%營業稅後果計算在內，另就不確定因素加上10%或有成本。

協議	年度	首次交割起各年度建議年度限額				
		第一年	第二年	第三年	第四年	第五年
				(百萬美元)		
市場支持協議		291	278	194	77	26

吾等已審議和考慮 貴公司提供的該業務的歷史數據和預測收入資料（假設首次交割於二零零五年三月底進行）、根據市場支持協議將作出的付款所引起的潛在5%營業稅後果和10%或有成本。經審議該等估計的基準與假設後，吾等認為，此等估計是合理的。基於以上所述，吾等認為建議年度上限對整體股東公平合理。

經考慮上述各項後，吾等認為，MSA 服務將(a)在經擴大集團正常及一般業務過程中進行；(b)以公平合理的正常商業條款為準；及(c)符合 貴公司和股東的整體利益。

6. 總分銷協議

6.1 簡述

IBM 將獲批准向 貴公司購買個人電腦和某些服務，並轉售該等產品和服務予：(i)先前已和 IBM 訂立非轉讓購買協議的客戶；(ii)經 IBM 使用商業上合理的努力游説其直接向 貴公司購買產品後，仍堅持直接向 IBM 購買產品與服務的客戶；及(iii)位於不包括在首次交割內的國家。根據本協議將予提供個人電腦及服務的數額將視乎該等提供會否發生而定。IBM 可通過一間或以上的附屬公司推銷 貴公司的產品。

6.2 理據

吾等從董事獲悉，訂立總分銷協議的目的是，有效促進 IBM 中因合同責任或消費偏好未能或不願直接轉讓予經擴大集團的若干現有客戶的成功過渡。該總分銷協議中的安排，可為 貴公司提供適當保護，避免流失僅想與 IBM 進行交易的客戶。

6.3 年期與屆滿

總分銷協議的期限自首次交割起計，為期兩年，或就個別協議載有出售具體的數目產品與服務的具體承諾，則個別協議的年期就為該等協議的年期(訂約雙方可以書面形式續期)。倘經訂約雙方書面同意，則總分銷協議可予續期。倘訂約雙方根據總分銷協議的條款進行續期，則 貴公司已確認將繼續遵守上市規則的規定。

6.4 費用／定價

根據總分銷協議，當不可轉讓協議將予訂出產品在固定期間內的指定金額時， 貴公司將會以該協議所訂出的價格和條款向 IBM 供應該等產品和服務。若不可轉讓協議規定 IBM 須接受客戶訂單， 貴公司根據協定的定價辦法提供產品。倘若訂約雙方已一致同意根據不可轉讓協議進行銷售，則 IBM 將與客戶商討，就該銷售訂出價格和其他條款，然而須獲 貴公司同意按該價格提供產品與服務。不包括在首次交割內的國家，IBM 與 貴公司合作繼續按 IBM 提供給該等國家客戶的價格提供產品。

總括而言，IBM 因未來向終端客戶銷售而採購該等產品和服務。 貴公司將按以往向特定客戶所承諾價格的99.5%的價格向 IBM 銷售產品。倘 IBM 須根據原先存在的合約責任而向客戶承擔責任，則 貴公司可選擇按相當於其就相同數量的產品向轉售商出售的價格，向 IBM 出售該等產品或服務。也就是說，IBM 因提供總分銷協議的該等產品或服務賺取價格0.5%的差價。倘 IBM 按高於原先向該客戶所承諾價格的價格出售產品，則 IBM 須向 貴公司補償價格增幅。 貴公司有權審核 IBM 與有關客戶作出的定價。誠如與 貴公司的討論所言，IBM 所賺取的該0.5%差價用以抵銷 IBM 在根據總分銷協議促進交易時所產生的成本。

6.5 考慮因素

誠如上文所載，吾等知悉，總分銷協議中所規定的不同定價機制均用以維持首次交割前的該業務現行價格及 貴公司所協定的價格。IBM 所賺取的約0.5%價格差異佔該產品價值相對較小的比例，並均用以抵銷 IBM 所產生的成本。就該等銷售所賺取的增加差價將由 貴公司享有。

6.6 建議年度金額上限

董事認為，基於以下原因因總分銷協議的持續關連交易所產生的交易價值將不會有任何年度上限的規限：

(A) 由於繼續直接從 IBM 購買產品及服務的客戶的身份及數目以及因有關採購協議而可能導致的實際銷售水平未能確定及屬 貴公司和 IBM 的控制範圍之外，從而令該等年度上限不能釐定；

(B) 相關購買協議所產生的實際銷售量也不能確定，因為根據協議，相關客戶沒有合約義務必須向 IBM 購買固定數量的產品及／或服務；

(C) 貴公司因無任何有關歷史模式可根據而未能預知該等客戶的身份或數目；及

(D) 該等安排可適當保護 貴公司流失僅想與 IBM 進行交易(而 IBM 將不會直接產生任何該等安排以外的溢利)的客戶，因而符合 貴公司以及股東的整體利益。

鑒於在估計總分銷協議中的持續關連交易的預期金額時所遇到的實際困難，以及計入：

(i) 總分銷協議下所制定的定價機制，以反映 IBM 與其客戶先前的定價或 貴公司同意的定價；

(ii) 貴公司承諾，倘總分銷協議續期，會遵守上市規則有關披露及批准的規定；

(iii) 貴公司有權審核 IBM 與有關客戶之間的定價；

(iv) 貴公司向吾等表示，有關交易的未來年度金額將會於 貴公司未來的年報內披露，並將獲 貴公司獨立非執行董事及核數師審核，

因此吾等相信，該等交易不設年度上限，不會妨礙未來對總分銷協議中的持續關連交易進行監控，而且也有充分的保障獨立股東權益的機制。

經考慮上述各項後，吾等認為，總分銷協議(a)在經擴大集團正常及一般業務過程中進行；(b)以公平合理的正常商業條款為準；及(c)符合 貴公司和股東的整體利益。

7. 房地產安排

7.1 簡述

貴公司與 IBM 同意，有關該業務的房地產將自適用交割起轉移給 貴公司，並將通過實施以下任何一項後生效：

(i) 收購 IBM 持有的租賃權益；

(ii) 分租 IBM 目前租用並將保留的部分物業；

(iii) 過渡時期佔用某些額外物業；

(iv) 某些地點可選擇許可或租約安排；及

(v) 選擇許可或在餘下租期繼承租約。

吾等從 貴公司獲悉，收購 IBM 持有的若干租賃權益為已包括在資產收購內的一次性交易，將不會構成持續關連交易。因此，吾等將不會就該等租賃權益收購發表任何意見。

分租 IBM 目前租用並將保留的部分物業

IBM 已在不同地方租用若干物業，部分物業將分租予 貴公司，由該業務使用。在該等地方， 貴公司將成為 IBM 的租戶。根據分租條款， 貴公司將支付租金，其中包括：

(i) 固定租金(將參照 貴公司佔用物業所在的相應區域按比例支付)；及

(ii) 其他租金(將以稅款、經營款項、電費、冷水費及其他費用形式，根據 貴公司分租物業的份額比例計算)。

倘非分租空間或分租空間的電或其他公用設施未按比例使用，則將按等同數額調整基準支付。根據過渡服務協議，將不會為 IBM 所提供的服務重複付賬。分租須受 IBM 主要租賃的條款及條件的規限，並須遵守該等條款及條件。

有關日本大和分租方面，除上文所述者外， 貴公司將向 IBM 提供實驗室使用和支援服務，而 IBM 將就提供該等服務而向 貴公司支付所產生的合理成

本和開支，但超過若干金額的補償需事先獲 IBM 批准。IBM 可提前至少六十日發出書面通知取消或削減因任何服務所須支付的款項，而倘出現重大違反的情況，則未違約的任何一方可在提前發出通知後終止提供該等服務。

年期

分租的年期一般將於適用交割開始，與 IBM 的主租約同期屆滿(各分租年期的期限都有所不同，並均於二零零六年三月三十一日至二零一四年三月三十一日期間屆滿)，但多倫多的分租則除外，該分租的年期將於租用空間已被重建或以其他方式改裝為該業務所須的庫房後開始，年期將長達四年半。IBM 可於年期結束前，提前六十日以書面形式請求延長年期，但須獲 IBM 和 貴公司雙方的同意。

過渡時期佔用某些額外物業

根據吾等與董事的討論， 貴公司將佔用 IBM 全球範圍內超過200處的物業。IBM 或其附屬公司將向 貴公司或其聯繫公司授出一項許可，允許使用和佔用於資產收購協議訂立之日，該業務所佔用及分佈在或以其他形式位於 IBM 所擁有或租賃較大面積物業內的部分設施。吾等從該項許可的條款中知悉，IBM 或其附屬公司已向 貴公司及／或其聯繫公司轉讓，位於若干物業及 IBM 或其附屬公司以往僱用若干人員所居住物業內的若干設備。 貴公司或其聯繫公司有權毋須支付任何超出許可費用之外的其他費用，使用若干傢俬、固定裝置及設備(包括通訊和資訊系統設備、電纜線路及其他附屬設施)，該等設備均由該業務於緊接首次交割前十二個月期間內使用。

吾等知悉，許可費用將根據目前 IBM 在所有許可地點所產生的平均成本計算，並將轉換成每人每年的劃一費用。倘有關總人數下調，則許可費用將作出調整。

年期

該項許可將於適用交割之日開始，並將於十二個月後屆滿，但多倫多若干租用空間的許可則除外，該許可將根據上文所述的年期屆滿。該項許可將於 IBM 的租賃終止時自動終止。IBM 亦可以火災或其他自然災害為由(倘適宜)，終止該項許可。 貴公司可於發出通知三十日後終止各地點的許可。倘有違約的現象，則未違約的一方可有權終止該項許可。

某些地點可選擇許可或租約

就某些地點而言， 貴公司可選擇訂立許可安排或租約安排。有關租約安排，年度租金將包括「基本租金」(按租賃物業的每平方呎租金比率計算)和「其他租金」(包括就 IBM 或其附屬公司所提供服務、公用設施、供應品及設備而按比例支付的

房地產稅及綜合費用）。綜合費用、任何費用變動的理由及有關文件估計將由　貴公司或其聯繫公司在要求提供時予以提供。IBM 或其附屬公司亦將就向　貴公司收取「其他租金」而設立一個精確的記賬系統，並將允許訪問有關記賬紀錄。

年期

有關該等地點，　貴公司可在簽署資產購買協議後最多六十日內決定是否將(a)根據許可佔用地點的範圍內部分，自首次交割之日起租用一年，或(b)按當時市價分別向 IBM 租用該地點三年或五年。倘該地點因火災或其他自然災害原因受到損壞，則該租約可於發出通知後終止。倘有違約的現象，則未違約的一方可有權通過提前發出通知的方式終止該項許可。

選擇許可或在餘下租期繼承租約

就 IBM 在北卡羅來納州羅利市／達勒姆所租用的廠房而言，　貴公司可選擇訂立許可安排，按 IBM 所釐定的每人應繳納的費用繳納許可費用（與上文所討論的條款相同），或選擇在餘下租期繼承 IBM 租約。一旦作出上文所述的任何一種選擇，　貴公司及 IBM 將訂立書面協議，並將遵守上市規則第14A.35條所載的規定。

年期

就 IBM 於北卡羅來納州羅利市／達勒姆租賃的廠房而言，　貴公司可在簽署資產購買協議後最多六十日內決定是否將(a)由首次交割起根據許可租用地點的範圍內部分十二個曆月，或(b)根據許可佔用土地和租用地點的某些部分後，收購 IBM 於三幢 Raleigh Research Triangle Park Buildings 和兩幢 Silicon Drive Buildings 的租約權益（及繼承 IBM 的責任），至該地點完成改裝以容納　貴公司僱員和該業務為止。

7.2 理據

貴公司相信，房地產安排將為　貴公司提供合適的物業，以確保於適用交割後順利進行業務過渡，以及就在短時間內確定合適的物業而避免出現任何其他行政中斷。

7.3 租金及許可費

分租 IBM 目前租用並將保留的部分物業

貴公司將按照　貴公司在 IBM 租用物業中佔用面積，與 IBM 佔用總面積平方呎數的比例，按比例支付 IBM 根據有關主租約應付租金的一部份。

過渡時期的許可安排

根據房地產安排， 貴公司將就其使用 IBM 全球範圍內的辦公室空間為期一年而擁有許可安排，而根據該等安排應付的許可費用將與分配予該業務的歷史成本一致。

許可費按每人每年1萬美元釐定，與 IBM 歷史成本符合。根據 貴公司計算，若 貴公司自行成立業務和設置辦事處，取代 IBM 提供的此等安排，參考聯想集團現有的成本分析，重置成本將超過每人1萬美元。 貴公司尤其指出，經擴大集團有超過五十個辦事處的人員配置不超過兩人，因此將不能獲得規模效益，單獨設置成立這類辦事處的成本，將遠超過支付予 IBM 款項的數目。

7.4 考慮因素

吾等有關房地產安排的意見乃主要根據於二零零四年十二月七日資產購買協議所附的表 M-1 至 M-5 內所附的該等協議的內容提出，該等協議的格式可在實際簽署前予以修訂，以符合當地法律及當地有關司法權區的慣例。倘隨後對該等協議的內容作出變動，則吾等並不認為須對任何隨後修訂或修改的內容提出意見，在這種情況下， 貴公司應考慮再向聯交所作出申請，以確保已修訂的內容符合上市規則的規定。

7.5 建議年度金額上限

下列 貴公司根據房地產安排應付的租金或費用最高限額，乃根據合理估計成本而釐定，已將因根據本協議將作出付款而引起的潛在5%營業税後果計算在內，另就不確定因素加上10%或有成本。

協議	年度	首次交割起各年度建議年度限額 第一年	第二年	第三年 (百萬美元)	第四年	第五年
房地產安排		78	54	30	30	31

吾等已審議和考慮 貴公司提供的該業務的歷史數據(假設首次交割於二零零五年三月底進行)、根據協議將作出的付款所引起的潛在5%營業税後果和10%或有成本。基於以上所述，吾等認為建議年度上限對整體股東公平合理。

經考慮上述各項後，吾等認為，房地產安排(a)在經擴大集團正常及一般業務過程中進行；(b)以公平合理的正常商業條款為準；及(c)符合　貴公司和股東的整體利益。

8. 超過三年的年期

8.1 理據

共有五類持續關連交易，超過上市規則第14A.35條所規定的三年年期，即策略性融資和資產處置服務協議、IGS 服務協議、市場支持協議、內部使用購買協議和若干房地產安排(「延長年期協議」)。所有此等協議的年期均超過三年，根據第14A.35(1)條，一家公司訂立的持續關連交易，除特殊情況外，有關協議年期不得超過固定年期三年。

一般理據

據董事表示，該等持續關連交易的年期超過三年，其一般理據如下：

(A) 年期超過三年是必要的，因可確保該業務運作的延續性和順利融合，以及經擴大集團的整合，維持穩定且與交割前水平一致的服務，以支持該業務；

(B) 表示 IBM 和　貴公司攜手促使經擴大集團整合的承諾，此乃策略聯盟背後的基本精神；

(C) 允許　貴公司和 IBM 在合作中達到互利雙贏，例如　貴公司可無需支付任何代價而使用 IBM 品牌並獲得 IBM 作為最大的企業客戶，以及進一步受惠於 IBM 現存的全球服務能力；IBM 則可從　貴公司收到有關售後服務和融資服務的保證收費；及

(D) 允許　貴公司管理層專注於該業務的過渡經營和增長，而非該等持續關連交易的範疇，該範疇並非該業務的重心，僅為附帶事項。

上文列出每項及各項超過三年的持續關連交易適用的一般理據。吾等從　貴公司得悉，以下額外理據能證明各份年期超過三年的特定協議是合理的：

8.1.1 策略性融資和資產處置服務協議

貴公司認為物色一名對該業務產品有深入認識的資金提供者存在實際困難，該資金提供者需向該業務所在地大部份國家的客戶及轉售商提供融資服務，且對該業務及 貴公司管理層造成最少的中斷。可是，倘管理層嘗試在每一個國家為每一種服務物色其他資金提供者，將不必要地耗用頗多時間和資源。策略性融資和資產處置務協議可讓 貴公司把握 IBM 提供全球融資的優勢，令 貴公司可節省在該範疇(非為主要業務)投入的資源及人力，務求專注於該業的日後發展。此外：

(1) 貴公司訂立年期較長的過剩產品處置服務，以讓 貴集團在全球範圍內有秩序地管理曾使用過產品的處置，以避免渠道混亂，以及利用 IBM 廣泛的資產轉銷能力，盡量提高剩餘價值，此乃對 貴公司甚為重要；

(2) 貴公司訂立年期較長的分銷渠道融資服務和過剩產品處置服務，以讓經擴大集團有效地管理渠道信貸，大大降低其流動資金及所需總注入資金，此乃對 貴公司有利；及

(3) 貴公司享有年期較長的客戶融資服務，為 貴公司位於40多個國家的客戶提供選擇租用 貴公司產品，因而 貴公司可在開發其本身的全球基建前(需相當時間)，提高潛在收益，此乃對 貴公司有利。

8.1.2 IGS 服務協議

IBM 在電腦行業內被廣泛讚譽為售後服務的首要供應商之一，業務網絡遍佈全球。此外，IBM 是唯一與該業務產品完全互相配合的保證服務供應商，產品包括軟件、技術及產品知識。因此，世界上並無其他供應商可以提供由 IBM 所提供並與該業務產品互相配合的服務。就提供 IGS 服務而言，該特殊情況令 IBM 實際上成為 貴公司的最佳可行選擇。為了讓 貴公司建立其本身的內部架構預留時間及為實行 貴公司所推行的計劃時未能預期的變動或中斷留下空間，較長的年期是必需的。

根據吾等的理解，通過 IGS 服務協議， 貴公司在售後服務方面可使用 IBM， 貴公司認為此對 貴公司的客戶和 貴公司本身均有巨大好處。預期使用 IBM 亦可通過 IBM 策略性外包和系統集成業務，帶來額外的電腦銷售機會。在此方面，IBM 客戶通過系統集成交易，外包個人電腦產品予 IBM，而此等 IBM

客戶通常依據 IBM 的建議購買其電腦硬件。IGS 服務協議作出的安排，亦讓 貴公司分享 IBM 和其聯繫公司服務所帶來的利潤。

8.1.3 內部使用購買協議

根據內部使用購買協議， 貴公司將會包辦 IBM 所購買供內部使用或供策略性外包交易所需的全部個人電腦數量的95%；令 貴公司成為 IBM 的首選及近乎獨家的供應商。截至二零零三年十二月三十一日止年度(訂立附屬協議日期前該業務的完整財政年度)，IBM 的內部購買金額，使其成為該業務的最大客戶。吾等從董事方面瞭解，因本協議下擬進行的交易之緣故，預計 IBM 將會是 貴公司最大客戶之一，而該安排遂為 貴公司的收益提供穩定性。此為 貴公司帶來莫大的潛在收入來源。

「內部使用購買」的安排為特殊情況，因為 貴公司作為產品供應商，將會向預期成為單一最大客戶的 IBM 收取計入毛利率的購買價作為代價。因此，為提高市場份額、利潤以及利潤，年期愈長對 貴公司愈為有利。

8.1.4 市場支持協議

吾等從董事方面理解，根據市場支持協議將由 IBM 提供的服務，將有助 貴公司在首次交割後過渡順暢，而在長遠而言，將可發展並鞏固 貴公司的客源及收益來源。

IBM 掌管目前維持該業務客戶全部現有關係的銷售團隊，在此特殊情況下，若沒有市場支持協議，現有客戶的關係可能無法維持。與上文所述的理由相似，為保持該客戶關係不變，以確保該業務現有銷售規模，並給予 貴公司人員一段時間以接任此等規模的銷售工作，較長的年期是必需的，亦可為實行該計劃時出現不可預見的中斷時預留空間。

根據市場支持協議的條款， 貴公司將可選擇縮小 IBM 所提供服務的範圍，因此減少市場支持協議下收取的費用金額。故此，儘管市場支持協議的年期超過三年，但當 貴公司可提供此等服務時，即可選擇縮窄所需的服務範圍。就此，市場支持協議的年期的作用，在於更能確保該業務之營運在客戶服務方面所受干擾可以減至最低，故此市場支持協議年期超過三年乃符合 貴公司的利益。

8.1.5 *房地產安排*

多項物業的分租約與 IBM 的主租約及多倫多分租約年期相同，預期超過三年。 貴公司有權就某些地點的尚餘租期選擇訂立租約或接收 IBM 現有的租約，在該等情況，倘若 貴公司行使該選擇權，該等租約的年期亦可超過三年。吾等從董事方面瞭解， 貴公司訂立上述分租及租賃安排將有助該業務在首次交割後過渡順暢。

8.2 考慮因素

吾等曾審議多項有關建立長期跨國戰略關係的交易的條款，該等交易包括有類似持續性質的附屬安排為年期超過三年的持續關連交易。

誠如與 貴公司討論所悉，延長年期協議的條款，包括協議的年期，乃考慮各項協議內所有其他條款後而磋商，而 IBM 僅在超過三年的長期承諾下，才願意根據各延長年期協議，向 貴公司提供服務。

8.3 總結

誠如上文「緒言」一節所述，所有持續關連交易連同資產收購乃建議作為單一項決議案通過。故此持續關連交易會一併予以批准或否決。因此，所有持續關連交易應視作整體看待。吾等認為在此交易的情況下，無須個別考慮各項持續關連交易。

故此，基於(i)吾等經審閱涉及類似的與策略夥伴關係或合營企業相關的持續安排的跨國策略聯盟交易之資料（雖則礙於此交易情況特別而在市場上缺乏直接可資比較個案）；(ii)吾等與董事及 貴公司管理層進行的討論；及(iii)上文所述 貴公司所指之一般理據及特別情況並整體考慮所有持續關連交易，吾等認為組成策略聯盟或合營企業所隨之而來及在其後生效的策略夥伴之間進行之持續安排（包括此類持續關連交易的合同），年期超逾三年實屬正常商業慣例。

9. 持續關連交易的建議年度限額

董事在二零零四年十二月八日發出公告（經二零零四年十二月二十八日公告修訂），對各項持續關連交易於各適用年度的應付費用總額，作出預計。

現將　貴公司建議的年度限額(本函件曾予引述)，摘要列載如下：

貴公司應付 IBM 費用：

協議	年度	首次交割起各年度建議年度限額				
		第一年	第二年	第三年	第四年	第五年
				(百萬美元)		
過渡服務協議		285	223	197	不適用	不適用
策略性融資和資產處置服務協議(分銷渠道融資服務)		84	86	87	89	90
IGS 服務協議		273	318	188	191	195
市場支持協議		291	278	194	77	26
房地產安排		78	54	30	30	31

IBM 應付　貴公司費用：

協議	年度	首次交割起各年度建議年度限額				
		第一年	第二年	第三年	第四年	第五年
				(百萬美元)		
策略性融資和資產處置服務協議(客戶融資服務)		8	9	9	9	9
策略性融資和資產處置服務協議(過剩產品處置服務)		58	60	61	62	63
IGS 服務協議		15	15	15	16	16
內部使用購買協議		500	512	520	530	541

貴公司尚未就總分銷協議釐定任何年度上限金額。有關總分銷協議並無適用上限的理由的其他詳情，股東可參閱本函件第89至第91頁。

誠如上文所載，日後監控持續關連交易的年度上限將會按照首次交割周年期計算，而非按照　貴公司財政年度計算。然而，　貴公司已表明，今後將執行程序和作出每年披露，以監察有關上限下的交易得到準確的控制。股東應注意，本通函第45頁「董事會函件」所詳述的程序。　貴公司亦已確認，承諾全面遵守上市規則第14A.37至第14A.40條，包括由核數師每年確認有否超出上限。假設程序獲嚴格執行，上市規則亦獲得嚴格遵守，吾等認為金額可與經擴大集團日後年報中的財務資料互相參照。

10. 上市規則規定與獨立股東批准

根據上市規則，持續關連交易須遵守上市規則第14A.35條有關披露和獨立股東批准的規定。誠如董事會函件所述，並無股東需要就考慮持續關連交易的決議案放棄投票。

於股東特別大會上，第1項決議案將提請考慮和酌情批准包括持續關連交易在內的事項，大會通告載於本通函第324頁至第327頁。遵照上市規則第14A.52條，第1項決議案須以投票方式表決。

股東請注意第1項決議案的結構安排，將資產收購和持續關連交易合併為一項決議案，須一併批准。因此，股東應注意，資產收購和持續關連交易將一併獲得批准或一併遭到否決，而不可能批准其中一項而否決另一項。根據表決協定，在遵守相關法規的前提下，持有現有已發行股份超過50%的大股東，已和 IBM 契諾與協定，在股東特別大會上投票贊成(或促使他人投票贊成)(其中包括)資產購買協議和持續關連交易。因此，據吾等理解，決議案將必然獲得股東特別大會批准。

整體推薦意見

經考慮上述理據與考慮因素後，吾等認為，持續關連交易整體而言：(a)在經擴大集團正常及一般業務過程中進行；(b)以公平合理的正常商業條款為準；及(c)符合　貴公司和股東的整體利益。吾等又認為，本函件所闡述的持續關連交易的條款，包括於首次交割後有關各年度持續關連交易的建議年度上限(包括總分銷協議相關交易不設任何年度上限)，乃公平合理及符合　貴公司及股東的整體利益。

以此為依據，吾等建議獨立股東就批准持續關連交易以及持續關連交易的年度上限(包括不設任何年度上限的總分銷協議相關交易)，投票贊成將於股東特別大會提呈的決議案。

此致

聯想集團有限公司
獨立董事委員會暨
獨立股東
香港
鰂魚涌
英皇道979號
太古坊
林肯大廈23樓

代表
嘉誠亞洲有限公司

董事總經理
兼企業融資部主管　　　董事
徐嘉文　　　**魏明德**

二零零四年十二月三十一日

緒言

根據本公司與 IBM 於二零零四年十二月七日簽訂的資產購買協議，本公司同意，在若干條件獲得實現的前提下，向 IBM 收購個人電腦部有關的若干資產及承擔若干負債，並以本公司若干新發行股份、無投票權股份及支付現金作為代價。此資產收購為本公司的一項非常重大收購，根據上市規則規定，須於致股東通函內載入關於個人電腦部的會計師報告。

個人電腦部的經審核合併財務報表乃根據美國公認會計準則編製，並由 IBM 獨立註冊會計師事務所根據 PCAOB 準則進行審核（以下稱為「經審核美國合併財務報表」）。該等財務報表屬本通函的一部分，並列載以代替個人電腦部的會計師報告。基於下列原因，本公司已向聯交所申請豁免嚴格遵守上市規則內有關會計師報告的呈報及編製的條文，進一步詳情請參閱下文。

個人電腦部的背景

IBM 為一家於美國註冊成立的公司，其主要上市地為紐約證券交易所。個人電腦部為 IBM 一部門的其中一部分，其業務遍佈全球超過160個國家。

個人電腦部由 IBM 中央管理控制，並與 IBM 內其他業務一起由 IBM 集中管理，從未以一獨立實體單獨經營，或以其他方式獨立經營。由於個人電腦部僅為 IBM 的一部分，根據任何制約 IBM 的規定或法律，均無須作為獨立業務分別呈報，因此個人電腦部過去從未獨立編製及呈報任何經審核財務報表。本附錄個人電腦部財務報表乃按假若個人電腦部以往一直在 IBM 的管理與計量體系內管理，包括由管理層負責的全球以往資產、負債與業務而編製，並作出必要的調整，以符合美國公認會計準則。個人電腦部的若干已列入經審核美國合併財務報表的資產與負債可能或未必反映個人電腦部作為獨立業務的情況，因為個人電腦部與 IBM 之間進行廣泛的公司間交易，而個人電腦部絕大部分營運及行政支援均依賴 IBM，有關支援的成本則在管理層認為恰當的情況下作出分配。該等交易及分配所錄得的款額，未必為假設個人電腦部乃獨立於 IBM 經營的實體而在財務報表反映出來的款額。

由 IBM 編製並經 PricewaterhouseCoopers LLP 審核的經審核美國合併財務報表

遵照上市規則第4.03條，會計師報告須由具備根據《專業會計師條例》可獲委任為公司核數師資格的專業會計師編製。上市規則第4.03條規定，若上市發行人就收購海外公司刊發通

函，聯交所或會接納由未取得上述資格但為聯交所接納的會計師事務所編製的會計師報告。該會計師事務所通常須擁有國際名聲及稱譽，並須為一個獲認可會計師團體的會員。

由於個人電腦部很大程度上與 IBM 各部門相關聯，因此從未獨立編製任何財務報表。本通函附錄一所載經審核美國合併財務報表，乃根據美國公認會計準則規定編製，並由本通函第108頁所述已在 PCAOB 註冊的 IBM 獨立註冊會計師事務所根據 PCAOB 準則進行審核。

編製個人電腦部的經審核美國合併財務報表，必須從整個 IBM 集團的經審核財務報表內，滙集不同業務及部門的資料。因此，核數師不僅必須熟悉個人電腦部，還須熟悉 IBM 整體的經營、系統及架構。任何事前並不瞭解 IBM 整體業務的專業會計師事務所，若要對個人電腦部進行報告，則必須將其核數範圍擴大至 IBM 所有會計系統及監控程序，否則將難以對個人電腦部的獨立財務報表作出意見，因為這些會計制度及監控程序不僅支持個人電腦部的運作，還支持 IBM 內眾多其他部門，特別是個人電腦部與 IBM 其他部門，均共用由 IBM 集中管理的多項公司服務。

由於資產收購與個人電腦部(不包括在交易後仍屬 IBM 所有的其他業務部分)相關，本公司已獲通知，除 IBM 聘用的獨立註冊會計師事務所外，IBM 不會容許其他核數師接觸涵蓋 IBM 其他業務的系統及會計記錄。雖然本公司的核數師香港羅兵咸永道會計師事務所與 IBM 的獨立註冊會計師事務所是聯屬機構，但為兩個獨立的法律實體，各自獨立管理。由於本公司的核數師並非 IBM 的核數師，而 IBM 不同意本公司核數師審閱有關個人電腦部以外的賬冊記錄，因此本公司核數師無法按香港會計師公會頒佈的核數指引第3.340條(「核數指引第3.340條」)，由彼等自行或與 IBM 獨立註冊會計師事務所共同就個人電腦部的財務資料作出報告。

在此情況下，IBM 獨立註冊會計師事務所是對個人電腦部經審核美國合併財務報表作出報告的最恰當人選，加上 IBM 獨立註冊會計師事務所得知出售個人電腦部的計劃後，已花費大量時間對經審核美國合併財務報表進行審核，而其他會計師事務所確實不可能按要求進行這項工作。

由於 IBM 獨立註冊會計師事務所並非根據香港法例《專業會計師條例》註冊，因此本公司已向聯交所申請豁免嚴格遵守上市規則第4.03條。

根據美國公認會計準則編製的個人電腦部經審核財務報表

遵照上市規則第4.11條，會計師報告內所申報的財務業績及資產負債表，須遵照香港公認會計準則或國際財務滙報準則。

IBM表示，現存的會計系統、監控程序及數據存置職能，均已集中化管理。由於IBM及個人電腦部的會計記錄均按照美國公認會計準則存置，若要根據香港公認會計準則編製個人電腦部的財務報表，必須修改IBM的內部會計準則以符合香港公認會計準則、改動賬目圖表、並適當培訓遍佈各國的僱員，否則不可能完成任務。鑒於IBM業務遍佈多個國家，使該項工作倍加困難。在此情況下，個人電腦部的經審核財務報表乃按照美國公認會計準則編製，而並非根據香港公認會計準則編製。

個人電腦部的經審核財務報表因此根據美國公認會計準則編製，並附有個人電腦部會計政策與本公司符合香港公認會計準則的會計政策差異的說明以及逐行調節表(「調節表」)。本公司核數師香港羅兵咸永道會計師事務所已審閱調節表內所作調整，並遵照核數指引第3.340條，就達致香港公認會計準則財務資料所作出的調整，進行額外程序。調節表及本公司核數師發出的高度核證報告載於本通函附錄二。

因此，本公司已向聯交所申請豁免嚴格遵守上市規則第4.11條。

以經審核美國合併財務報表代替會計師報告

根據上市規則第14.69條，本公司的申報會計師須使用與本公司採用的會計政策大致上相同的會計政策，以及按照《核數指引》第3.340條，編製個人電腦部的會計師報告。

IBM表示，經審核美國合併財務報表是根據美國公認會計準則規定編製，因此其獨立註冊會計師事務所若要按照《核數指引》第3.340條編製會計師報告，將受到若干限制。作為一家股份在美國公開買賣的公司，IBM須遵守美國證券及交易所委員會(「美國證交會」)的定期申報規定。根據美國證交會有關分拆出售的規則，IBM無須就此項交易向美國證交會提交任何文件。就上文所述本公司向聯交所申請豁免嚴格遵守第14.69(4)(a)(i)條，IBM已同意於致本公司股東通函寄發當日或之前，向美國證交會提交表格8K，及於本交易所呈列的經審核美國合併財務報表。為使在美國和在香港刊發的財務資料能相同一致，本公司認為，IBM不應為符合香港披露要求，而遵循香港會計師報告格式呈現個人電腦部的經審核美國合併財務報表。

為使本通函與會計師報告披露程度一致的資料，經審核美國合併財務報表已遵照上市規則及香港公司條例的有關規定，載入附加的披露資料。個人電腦部的資產負債及業績，已由美國公認會計準則按照香港公認會計準則重列，並且經本公司核數師發出「高度核證報告」，

確認重列報表的會計政策，大致上與本公司的重大會計政策一致。本公司核數師已遵照《核數指引》第3.340條，就編製香港公認會計準則財務資料所作出的調整，進行了額外程序。本公司核數師香港羅兵咸永道會計師事務所就此發表的「高度核證報告」載於本通函附錄二。

因此，本公司已向聯交所申請豁免嚴格遵守上市規則第14.69(4)(a)(i)條，該條文規定，有關收購業務的會計師報告，須按照上市規則第4章編製。

經審核美國合併財務報表按 PCAOB 準則進行審核

IBM 表示，IBM 財務申報程序，乃為根據 PCAOB 準則進行獨立審核而設，因此其獨立註冊會計師事務所已根據 PCAOB 準則，對美國公認會計準則財務報表進行審核。

本公司認為，PCAOB 準則與香港核數準則大致上符合一致。另外，本公司核數師已參照《核數指引》第3.340條，就編製香港公認會計準則財務資料所作出的調整，進行額外程序，詳情載於本通函附錄二。因此，本公司已向聯交所申請豁免嚴格遵守上市規則第4.08(3)條，該條文規定，會計師報告須按《核數指引》第3.340條編製。

經審核美國合併財務報表的審核意見是「公平呈現」的

遵從美國公認會計準則的規定，經審核美國合併財務報表的審核意見，是「公平呈現」的。該審核意見並未嚴格符合上市規則第4.08(2)條及香港公司條例要求申報會計師發表「真實兼公平」審核意見的規定。

雖然如此，本公司認為，兩項意見均對任何經審核財務報提供同等程度的保證，因此已向聯交所申請豁免嚴格遵守上市規則第4.08(2)條，該條文規定，申報會計師須表達真實兼公平的審核意見。

以下為由 IBM 編製並由 IBM 獨立註冊會計師事務所審核之經審核美國合併財務報表全文，以供載入本通函：

International Business Machines Corporation

個 人 電 腦 部

合 併 財 務 報 表

二 零 零 四 年 六 月 三 十 日

二 零 零 三 年 、二 零 零 二 年 及 二 零 零 一 年 十 二 月 三 十 一 日

International Business Machines Corporation
個人電腦部
合併財務報表



PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000

獨立註冊會計師事務所報告

吾等認為，隨附載於第I-3至第I-38頁的合併財務報表以及相關附註遵照美國公認會計原則，在各重大方面已公允地呈列 International Business Machines Corporation 個人電腦部(「個人電腦部」或「該業務」)於二零零四年六月三十日、二零零三年、二零零二年及二零零一年十二月三十一日的財務狀況，以及截至二零零四年六月三十日止六個月期間及截至二零零三年十二月三十一日止三個年度各年的經營業績及現金流量。該業務的管理層負責編製上述財務報表；吾等則負責根據吾等所作之審核，就上述財務報表發表意見。吾等已根據美國的公營公司會計監督委員會(Public Company Accounting Oversight Board)的準則對上述報表進行審核。根據該等準則之規定，吾等須計劃及執行審核工作，以合理地確保財務報表是否沒有重大失實陳述。審核工作包括以測試基準審閱支持財務報表中的款額及披露事項的證據，評定管理層所用的會計原則及重要估計數字，並評估財務報表的整體呈列方式。吾等相信，吾等的審核工作為吾等的意見提供了合理基礎。

誠如附註D所披露，該業務與其母公司 International Business Machines Corporation 進行廣泛的公司間交易，而該業務絕大部分營運及行政支援均依賴其母公司，有關支援的成本則按管理層認為恰當的情況下作出分配。該等交易及分配所錄得的款額，不一定代表該業務若獨立於母公司經營時其財務報表應反映的款額。

此致

International Business Machines Corporation
列位股東及董事會　台照

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
紐約州紐約市

二零零四年十二月十六日

International Business Machines Corporation
個人電腦部
合併經營業績報表

	附註	截至六月三十日止六個月		截至十二月三十一日止年度		
		二零零四年	二零零三年 (未經審核)	二零零三年	二零零二年	二零零一年
				(百萬美元)		
收入淨額：						
對外銷售		$5,003	$4,160	$9,288	$8,962	$9,745
售予IBM	D	214	136	278	275	333
總收入淨額		5,217	4,296	9,566	9,237	10,078
收入成本：						
對外銷售		4,492	3,668	8,327	8,066	8,815
售予IBM	D	214	136	278	275	333
總收入成本		4,706	3,804	8,605	8,341	9,148
毛利		511	492	961	896	930
開支及其他收入：						
銷售、一般及行政	N	511	489	1,013	1,038	1,201
研究、開發及工程	O	70	72	139	138	179
知識產權收入		(27)	(30)	(75)	(118)	(134)
其他(收入)及開支		1	(4)	1	(94)	(23)
開支及其他收入總額		555	527	1,078	964	1,223
除所得稅、少數股東權益及會計原則更改前虧損		(44)	(35)	(117)	(68)	(293)
所得稅撥備	M	74	51	115	86	77
少數股東權益	J	21	11	26	17	17
會計原則更改前虧損淨額		(139)	(97)	(258)	(171)	(387)
會計原則更改影響	C	—	—	—	—	10
虧損淨額		$(139)	$(97)	$(258)	$(171)	$(397)

隨附載於第I-8至第I-38頁的附註屬於合併財務報表一部分。

International Business Machines Corporation
個人電腦部
合併財務狀況報表

	附註	於二零零四年六月三十日	於十二月三十一日 二零零三年	二零零二年	二零零一年
			(百萬美元)		
資產					
流動資產：					
現金		$297	$211	$199	$110
應收賬款 — 貿易(扣除備抵二零零四年700萬美元、二零零三年700萬美元、二零零二年900萬美元及二零零一年0.14億美元)		398	470	425	443
存貨淨額	F	279	235	216	322
預付開支及其他流動資產		192	120	118	151
總流動資產		1,166	1,036	958	1,026
廠房及其他物業	G	806	968	1,129	1,149
減：累計折舊	G	498	607	728	718
廠房及其他物業淨額	G	308	361	401	431
投資及其他資產	H	60	61	58	38
總資產		$1,534	$1,458	$1,417	$1,495
負債及投資權益／(虧絀)					
流動負債：					
稅項	M	$21	$35	$18	$17
應付賬款		1,441	1,457	1,168	956
應計補償		30	41	51	53
遞延收入		21	24	47	30
應計質保		289	237	196	181
回扣及應計退貨		175	193	176	191
應付軟件專利費		159	166	145	107
其他應計開支及負債		57	43	47	40
總流動負債		2,193	2,196	1,848	1,575
非流動應計質保		229	191	144	133
少數股東權益及其他長期負債	J	87	62	53	53
總負債		2,509	2,449	2,045	1,761
或有事項及承擔	L				
IBM 投資淨額		(973)	(984)	(613)	(288)
累計其他綜合收入／(虧損)	K	(2)	(7)	(15)	22
總投資權益／(虧絀)		(975)	(991)	(628)	(266)
總負債及投資權益／(虧絀)		$1,534	$1,458	$1,417	$1,495

隨附載於第I-8至第I-38頁的附註屬於合併財務報表一部分。

International Business Machines Corporation
個人電腦部
合併投資權益／(虧絀)報表

	IBM 投資淨額	累計其他綜合收入／(虧損)	總計
		(百萬美元)	
二零零一年			
二零零一年一月一日之投資權益／(虧絀)	$(182)	$ —	$(182)
IBM 投資淨額	291	—	291
虧損淨額加上包括在其他綜合收入／(虧損)的收益／(虧損)：			
虧損淨額	(397)	—	(397)
包括在其他綜合收入／(虧損)的收益／(虧損)(扣除税項)：			
於二零零一年按財務會計準則公報(「SFAS」)第133號現金流量對沖衍生工具之未變現收益淨額(扣除税項)	—	17	17
外幣換算調整(扣除税項)	—	5	5
二零零一年十二月三十一日之投資權益／(虧絀)	(288)	22	(266)
二零零二年			
IBM 投資淨額	(155)	—	(155)
虧損淨額加上包括在其他綜合收入／(虧損)的收益／(虧損)：			
虧損淨額	(171)	—	(171)
包括在其他綜合收入／(虧損)的收益／(虧損)(扣除税項)：			
於二零零二年按 SFAS 第133號現金流量對沖衍生工具之未變現虧損淨額(扣除税項)	—	(24)	(24)
外幣換算調整(扣除税項)	—	(13)	(13)
税務影響—股份交易	1	—	1
二零零二年十二月三十一日之投資權益／(虧絀)	(613)	(15)	(628)
二零零三年			
IBM 投資淨額	(113)	—	(113)
虧損淨額加上包括在其他綜合收入／(虧損)的收益／(虧損)：			
虧損淨額	(258)	—	(258)
包括在其他綜合收入／(虧損)的收益／(虧損)(扣除税項)：			
於二零零三年按 SFAS 第133號現金流量對沖衍生工具之未變現虧損淨額(扣除税項)	—	1	1
外幣換算調整(扣除税項)	—	7	7
二零零三年十二月三十一日之投資權益／(虧絀)	$(984)	$(7)	$(991)

隨附載於第I-8至第I-38頁的附註屬於合併財務報表一部分。

International Business Machines Corporation
個人電腦部
合併投資權益／(虧絀)報表

	IBM 投資淨額	累計其他綜合收入／(虧損) (百萬美元)	總計
二零零三年十二月三十一日之投資權益／(虧絀)	$(984)	$(7)	$(991)
二零零四年			
IBM 投資淨額	150	—	150
虧損淨額加上包括在其他綜合收入／(虧損)的收益／(虧損)：			
虧損淨額	(139)	—	(139)
包括在其他綜合收入／(虧損)的收益／(虧損)(扣除稅項)：			
於二零零四年按 SFAS 第133號現金流量對沖衍生工具之未變現收益淨額(扣除稅項)	—	7	7
外幣換算調整(扣除稅項)	—	(2)	(2)
二零零四年六月三十日之投資權益／(虧絀)	$(973)	$(2)	$(975)

隨附載於第I-8至第I-38頁的附註屬於合併財務報表一部分。

International Business Machines Corporation
個人電腦部
合併現金流量表

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年（未經審核）	二零零三年	二零零二年	二零零一年
			（百萬美元）		
經營業務現金流量：					
虧損淨額	$(139)	$(97)	$(258)	$(171)	$(397)
為將虧損淨額與經營業務所提供現金對賬而作出之調整：					
折舊	28	31	61	64	83
遞延所得稅	—	1	2	4	(3)
資產銷售及其他之虧損／(收益)淨額	1	(4)	(2)	(93)	—
少數股東權益開支	21	11	26	17	17
經營資產及負債變動：					
應收賬款	68	34	(24)	29	303
存貨	(46)	(68)	(34)	76	230
其他資產	(56)	(13)	17	27	55
應付賬款	(14)	37	268	175	(502)
其他負債	66	(28)	115	77	15
經營業務(所用)／所提供現金淨額	(71)	(96)	171	205	(199)
投資活動現金流量：					
支付廠房及其他物業款項	(36)	(71)	(97)	(86)	(107)
出售廠房及其他物業所得款項	5	72	73	163	2
以賬面淨值轉讓予／(轉讓自)IBM之資產	41	15	7	(10)	95
分派予合營企業少數股東權益持有人	(4)	(4)	(31)	(32)	(28)
出售其他投資所得款項	—	1	2	3	2
投資活動所提供／(所用)現金淨額	6	13	(46)	38	(36)
融資活動現金流量：					
IBM投資淨額	150	25	(113)	(155)	291
取得短期融資之所得款項	—	12	—	—	—
融資活動所提供／(所用)現金淨額	150	37	(113)	(155)	291
滙率變動對現金之影響	1	—	—	1	—
現金變動淨額	86	(46)	12	89	56
於一月一日之現金	211	199	199	110	54
於六月三十日及十二月三十一日之現金	$297	$153	$211	$199	$110

隨附載於第I-8至第I-38頁的附註屬於合併財務報表一部分。

合併財務報表附註

A. 該業務簡述及呈列基準

個人電腦部(「個人電腦部」或「該業務」)乃 International Business Machines Corporation (「IBM」)之分支。該業務開發、製造和推廣銷售個人電腦產品，其中包括範圍廣泛的筆記本和台式電腦以及相關配件。該業務通過三個主要銷售／分銷渠道在全球營運，包括直接／大型企業客戶；分銷商、轉售商和轉銷商；及網上／直接訂購渠道。

IBM 促成向該業務採購產品的融資，其中包括但不限於向 IBM 的「業務夥伴」(包括個人電腦部的分銷商、轉銷商及其他轉售商)提供商務貸款及租賃融資。此外，IBM 亦提供最終用戶融資，包括向個人電腦設備的最終用戶(包括 IBM 業務夥伴的客戶)提供租賃、分期貸款及其他信貸。

合併財務報表乃由 IBM 的會計紀錄，並以個人電腦部過去的資產及負債為基礎衍生而成。合併財務報表所載二零零三年六月三十日的數據為未經審核，乃為進行比較而呈列。管理層相信，合併財務報表的相關假設均合理。然而，載入於此的合併財務報表未必反映該業務日後的經營業績、財務狀況及現金流量，亦未必反映假設該業務在所呈列期間乃單一獨立實體的經營業績、財務狀況及現金流量。

該業務與其母公司 IBM 之間進行廣泛的公司間交易，而該業務絕大部分營運及行政支援均依賴其母公司，有關支援的成本則在管理層認為恰當的情況下作出分配。該等交易及分配所錄得的款額，未必為假設該業務乃獨立於母公司經營的實體而在財務報表反映出來的款額。

合併財務報表包括 IBM 的若干公司開支分配，計有中央研究、法務、人力資源、薪金、會計、僱員福利、房地產、保險、信息科技、電訊、庫務及其他 IBM 的公司及基建成本。開支及成本分配的釐定基準，乃按 IBM 及該業務視為合理反映該業務在所呈列期間使用獲提供服務情況或所獲得的利益。除分配成本外，該業務根據其與 IBM 其他實體之間的協議，亦在下列重要範疇中需要支付營運及功能支援的費用，例如：直銷及市場推廣；生產商質保(包括履行產品質保下之責任)；品牌之市場推廣；採購；融資；信息科技；物流及客戶服務；地點管理及房地產；研發；品牌名稱、商標、技術及其他知識產權之許可；人力資源；稅務相關服務；知識產權管理及專利費清償服務。

IBM 採用中央化方式管理現金並為其營運融資。有關該業務的交易乃通過 IBM 為該業務撥出的投資淨額入賬。因此，在合併財務報表中，IBM 的公司現金、現金等價物或債項概無轉讓予該業務。合併財務報表中的現金乃該業務的中國和南韓業務在當地持有的款額。有關二零零四年九月就解散該業務的南韓合營企業而訂立協議的詳情，請參閱第I-33頁附註T「結算日後事項」。

有關該業務與 IBM 之間關係的其他資料，請參閱第I-15至第I-18頁附註D「與 IBM 的交易」。

風險及不確定因素

該業務甫開始便以 IBM 其中一部分的身份在 IBM 基建中營運，因此，該業務並無以單一獨立業務的身份營運。該業務受惠於 IBM 的中央化功能，如全球採購及綜合化供應鏈。故此，過去財務報表未必反映假設該業務以獨立實體身份營運的經營業績、財務狀況或現金流量。

該業務向單一供應商採購其全部微處理器，其大部分個人電腦產品則由單一供應商預載軟件後付運。

該業務目前向一名外部供應商採購其大部分產品（二零零四年首六個月逾40%，二零零三年則逾50%）。倘若該名供應商長期未能付運產品，該業務則須向另一供應商或多名供應商尋求替代產品，而該等替代品未必可以及時或以符合成本效益的方式供應。

此外，該業務與以亞洲為主的第三方以合營企業身份生產逾50%（二零零四年首六個月）及逾30%（二零零三年）產品。此等關係對該業務能否履行其生產承諾而言非常重要。有關二零零四年九月就解散該業務的南韓合營企業而訂立協議的詳情，請參閱第I-33頁附註T「結算日後事項」。

在所呈列期間內，該業務的產品有若干元器件出現質量問題，有關上述質量問題的質保成本於對外銷售收入成本支銷。截至二零零四年及二零零三年六月三十日止期間，該業務的總質保成本分別為3.65億美元及2.26億美元；截至二零零三年、二零零二年及二零零一年十二月三十一日止年度則分別為5.86億美元、4.3億美元及4.52億美元。

另外，該業務大部分客戶通過向 IBM 的融資業務借入商務貸款進行融資。此項融資成分乃該業務與其客戶及業務夥伴的關係的其中一環。

流動資金

該業務過去錄得經常性虧損、負營運資金及累計虧絀。能否在債務到期時清償債務，須視乎 IBM 是否持續為營運提供資金而定。只要該業務仍由 IBM 擁有及控制，IBM 亦會在該業務的債務到期時，致力為該業務的營運提供所需資金，藉以償還債務。

B. 主要會計政策

合併原則

合併財務報表的編製是按照假設該業務過往由 IBM 管理及計量體系內管理，加上包含管理層負責的全球歷史資產、負債及業務，其中包括若干合營公司投資，並已作出必要的調整以符合美國公認會計準則。該業務間的全部集團內公司間之重大交易已作抵銷。該業務與 IBM 其他實體間的所有重大交易，已計入該等合併財務報表內。集團內公司間的所有交易，均被視為實際上已於交易記錄當時在合併現金流量報表內以現金完成。該業務已計入該等合併財務報表內的若干資產及負債，未必反映該業務作為獨立業務的情況。

採用若干估計

管理層在編製符合美國公認會計準則的合併財務報表時所需要作出的估計及假設，將會影響合併財務報表內申報的金額及隨附所披露的資料。儘管管理層根據對現有事宜和該業務日後可能承擔的行動盡可能所得的資料而作出估計，但實際業績與估計情況或許有別。該等估計包括但不限於對保障價格計提的準備、退貨及其他賣方支持安排、呆賬準備、實現遞延税項資產、存貨估值準備、質保責任及應計僱員酬報。

收入

該業務的收入乃於已實現或可予實現及賺取時予以確認。當該業務的收入安排具有說服力的憑證、已經完成付運、已固定或可釐定售價及可合理確保可收取時，則被視為已實現或可予實現及賺取收入。凡所有權及虧損風險轉歸顧客(通常為付運之時)，則被視為已經交付；倘並無出現任何可影響顧客最終接納安排的未履行商業責任，則會確認收入。確認相關收入時，將會計算該等責任的成本。該業務與 IBM 採用相對公平價值基準，根據美國緊急事務專責小組 Emerging Issues Task Force (EITF) Issue No.00-21「多次交付貨品收入安排的會計處理方法(Accounting for Revenue Arrangements with Multiple Deliverables)」分配源自多次安排的收入。該業務將價格保障、宣傳推廣等獎勵優惠、其他根據銷量計算的獎勵及預期退貨，均估計和記錄為減少收入。

開支及其他收入

銷售、一般及行政

銷售、一般及行政費用於產生時計入營運業務。宣傳推廣及銷售產品和服務的開支乃分類列作銷售開支，當中包括的項目計有廣告、銷售佣金及差旅等。一般及行政開支包括的項目計有行政人員薪金、辦公室供應、非收入税項、保險及辦公室租金。此外，一般及行政開支包括其他經營項目，如呆賬準備及根據合同責任應向在持續經營業務中被終止聘用僱員付款的工作人員應計費用。

研究、開發及工程

研究、開發及工程成本乃於產生時列作開支。

知識產權收入

作為該業務對研究和發展作出持續業務投資的一部分，該業務授出若干 IBM 知識產權的特許權，包括通過特許授權／專利費安排，授出由內部開發的專利權。特許／專利費安排所涉及的轉讓，是該業務假以時日方會賺取收入，或收入金額需須持牌人出售日後相關產品，方可固定或釐定(即視乎持牌人收入而定的非固定專利費)。

其他(收入)及開支

其他(收入)及開支包括主要來自出售製造業務、利息收入及外幣換算收益及虧損。

折舊及攤銷

廠房及其他物業按成本列賬，以直線法按估計可使用年期予以折舊。由該業務(以「業主租戶形式」)管理的廠房及其他物業已計入合併財務狀況報表，並不一定能夠反映所有權。該業務管理但由 IBM 其他單位使用的廠房及其他物業的折舊開支，在該等 IBM 單位的佔用／使用賬單內收回，以致該業務的成本／開支得以減少。請參閱第I-15頁至第I-18頁附註D「與 IBM 的交易」。可予折舊物業的估計可使用年期普遍如下：建築物50年；建築設備20年；土地改良工程20年；廠房、實驗室及辦公室設備2至15年；電腦設備1.5至5年。

退休相關福利

該業務的僱員以及為該業務提供直接支持的 IBM 僱員，均參與 IBM 的若干界定福利退休金計劃、若干界定供款退休金計劃、以及若干非退休金退休後福利計劃，全部均由 IBM 資助。該業務的所有界定福利退休金計劃及非退休金退休後福利計劃均當多僱主計劃處理，分別根據財務會計準則公報 SFAS 第87號「僱主對退休金的會計處理方法」及 SFAS 第106號「僱主對退休金以外退休後福利的會計處理方法」，將界定福利退休金及非退休金退休後福利計劃的相關成本列賬。 SFAS 第87號規定，參與多僱主界定福利計劃的僱主，無需就目前結欠未付該計劃的供款以外者申報責任。因此，合併財務狀況報表並無計入該等退休相關計劃有關的資產或負債。有關該業務僱員參與的計劃其他詳情，請見第I-28頁至第I-29頁附註R「退休相關福利」。

股權補償

該業務的僱員參與 IBM 多項獎勵計劃。該業務運用會計原則委員會意見(APB)第25號「向僱員發行股份的會計處理方法」的條文規定及相關詮釋，處理股權補償安排。因此，該業務紀錄給予僱員的股權補償獎勵所需開支，相等於授出日期 IBM 有關股份的市價，超出股份相關獎勵(如有)(稱為內在價值)的行使價。一般而言，僱員購股權全部均按相當於或高於購股權授出日期相關股份市價的行使價發行，故不會錄得任何補償開支。此外，根據 APB 第25號，該業務僱員在 IBM 僱員購股權計劃(「僱員購股計劃」)下購買的 IBM 股份，亦無須記錄任何補償開支。除此以外，僱員所獲發行的受限制股份單位及若干其他股份獎勵，於授出日期的內在價值，按歸屬期間內列作補償開支攤銷。倘若任何表現準則以致某位僱員收取的 IBM 股份數目多於或少於(包括零股份)所獲授單位數目，則未予攤銷的補償會根據每季結束時的內在價值，在履行期間內按市價計算差額。

下表概述該業務的備考經營業績，假設根據僱員購股計劃已授出股份獎勵及已購買僱員股份(見第I-26頁至第I-27頁附註Q「股權補償計劃」)的補償成本，是根據 SFAS 第123號「股份補償的會計處理方法」訂明的公平價值基準法而釐定。

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
淨虧損，如前呈報	$(139)	$(97)	$(258)	$(171)	$(397)
加：計入已呈報淨虧損以股份計算僱員補償開支，扣除相關稅項影響	3	2	3	5	5
減：按公平價值法釐定所有獎勵的股份僱員補償開支總額，扣除相關稅項影響	13	16	29	35	32
備考淨虧損	$(149)	$(111)	$(284)	$(201)	$(424)

根據 SFAS 第123號披露的備考金額，反映上文所示期間已賺取獎勵的部分估計公平價值。已授購股權的公平價值乃使用柏力克—舒爾斯期權定價模式，按下表所列的假設而估計。該等獎勵所用的假設及公平價值可顯示IBM購股權，但未必代表該業務授出的獎勵的比較價值。

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
購股權期限(年)	5	5	5	5	5
波幅	38.6%	39.9%	39.9%	40.4%	37.7%
無風險利率					
(零息票美國國庫債券)	3.4%	2.6%	2.9%	2.8%	4.4%
派息率	0.7%	0.7%	0.7%	0.7%	0.5%
每份購股權的加權					
平均公平價值(美元)	$36	$29	$30	$32	$42

所得稅

儘管該業務的運作過往已計入 IBM 美國聯邦及州政府報稅表或非美國司法管轄權區政府報稅表，但該業務所呈列的所得稅乃根據個別報稅表為基準計算。IBM 全球稅務模式是按照其本身整體業務組合發展。因此，該業務所呈列的稅務業績並不反映該業務原應個別獨立地產生的業績。

所得稅開支是根據扣除所得稅前的已申報收入計算的。遞延所得稅反映就財務申報用途而確認的資產與負債金額，以及就所得稅用途而確認的金額之間的暫時時差所造成的影響。該等遞延稅項乃運用現行實施的稅法計量。賬目中將確認估值備抵，將遞延稅項資產撇減至不大可能實現的金額為止。

非美國貨幣的換算

在美國以外地方以當地貨幣經營業務的資產及負債，在截至二零零三年、二零零二年及二零零一年十二月三十一日止期間按年末滙率以及在截至二零零四年六月三十日止六個月按二零零四年六月三十日的滙率換算成美元。收支項目是根據所呈列年度或六個月期間內當時的加權平均滙率換算。換算調整乃記錄在投資權益／(虧絀)內。

就以美元經營的業務或於高通賬經濟環境經營業務而言，存貨、廠房及其他物業、淨資產及負債和其他非貨幣性資產及負債，均按該業務購入該等資產及負債當時的概約滙率換算。該等實體的所有其他資產及負債在截至二零零三年、二零零二年及二零零一年十二月三十一日止期間乃按年末滙率，以及在截至二零零四年六月三十日止六個月按二零零四年六月三十日的滙率換算。收入成本及折舊是按歷史滙率換算。其他收支項目全部均按所呈列年度或六個月期間內當時的加權平均滙率換算。因換算而產生的盈虧計入淨虧損。

衍生工具

該業務確認的衍生工具包括根據 SFAS 第133號「衍生工具及對沖活動的會計處理方法」(經 SFAS 第138號「若干衍生工具及若干對沖活動的會計處理方法」所修訂)以及 SFAS 第149號「修訂第133號有關衍生工具及對沖活動」(SFAS 第133號)所指定進行的對沖交易。所有衍生工具是以公平價值予以確認，並在合併財務狀況報表內以投資及雜項資產或少數股東權益及其他長期負債申報。

該業務購買衍生工具，主要指定用途是按照外幣滙率的變動，就預測交易的現金流量波動作出對沖。實際對沖現金流量的價值變動，於扣除適用稅項後，在累計其他綜合收入／(虧損)中記錄為投資權益／(虧絀)的成分。該等累計金額於淨虧損受到有關現金流量變動影響的期間內，重列為收入成本。重列金額指與影響該期間淨虧損的現金流量有關的投資權益／(虧絀)中，用作抵銷已遞延盈虧的適當金額。於設立時並非指定作對沖之用的衍生工具，或先前指定另一對沖後不再指定作對沖的的衍生工具，以及指定作為對沖但於整個指定對沖期間未有抵銷對沖對象的衍生工具的價值變動，在各個期間於淨虧損及其他(收入)及開支中列賬。

該業務所申報源自該業務衍生財務工具的現金流量，與合併現金流量報表內來自相關已對沖項目的現金流量分類列作來自經營業務的現金流量，為符合一致的做法。

有關該業務所用衍生工具的描述，請參閱第I-19頁至第I-20頁附註I「衍生工具及對沖交易」。

存貨

原材料、在製品及製成品根據平均成本或可變現淨值兩者中的較低者列賬。存貨包括位於第三方製造商但虧損風險仍由該業務承擔的貨品。

未收回應收賬款的備抵

未收回應收貿易賬款的備抵，根據過往撇銷記錄、賬齡分析及任何特定已知有問題賬項合併後入賬。

代收賬款

該業務運用 SFAS 第140號「轉讓及支付財務資產和償清負債的會計處理方法」的條文規定，作為其本身向母公司 IBM 出售若干應收賬款的會計處理方法。根據 SFAS 第140號的條文規定，該等交易入賬列作銷售且並無附帶追溯權。因此，有關應收賬款並無計入隨附的合併財務狀況報表內。至於該等應收銷售額，該業務對經銷商及轉售商仍負有保障價格、存貨流轉及相關賣方支持責任，並已就此在合併財務報表內反映作為一項責任。

專利費

該業務與供應商已訂有附帶專利費的特許協議，容許該業務出售受到專利、版權或特許權保護的若干產品。專利費成本乃於產品付運時計入收入成本以內。

產品質保

該業務在其本身有責任履行的基本質保項下，可能會產生質保責任的估計成本。該業務按照過往符合質保資格產品的質保索償經驗來估計質保成本。適用於目前期間已確認收入的估計質保成本，乃計入收入成本內。該等成本主要包括質保維修及服務所需的相關技術支持、零件及人手。應計質保會每季審閱，以核實可適當地反映根據餘下責任期間預計產生的開支計算的餘下責任。倘若實際質保索償與估計開支不同，則會予以調整。由於質保服務屆滿後的續期合同是由另一 IBM 立業務實體管理，故該等合同並不包括在該等財務報表以內。

C. 會計變更

已實施的標準

二零零三年一月，FASB 發出 FASB 46號詮釋(FIN 46)「可變更權益實體的合併」(於截至二零零三年十二月三十一日止年度生效)，並於二零零三年十二月發出 FIN 46-R作出修訂。該指引針對(1)無足夠承受風險的資本性投資，以容許該實體在無額外後償財政支援的情況下，為其活動提供融資，或(2)具有缺乏控制財務權益的必要特點的資本投資者的可變權益實體(「可變權益實體」)商業企業所進行的綜合。於二零零四年三月三十一日，該公司選擇根據詮釋的過渡條款，應用 FIN 46-R指引。該等會計公告對該業務的合併財務報表概無重大影響。

二零零三年一月一日，該業務採納 SFAS 第143號「資產報廢責任的會計方法」。SFAS 第143號就與因陳舊資產的收購、建造或正常營運而產生的陳舊資產報廢有關的法律責任提供會計及呈報指引。SFAS 第143號規定就存在法律或合同責任的陳舊資產報廢的估計成本現值，作出相等的資產及負債記錄。資產須按有關設備或設施的壽命折舊，而負債則須按現值利率每年遞增。採納該準則對該業務的合併財務報表並無重大影響。

二零零三年，EITF 就多元安排會計法達成共識，公佈第00－21號「多次交付貨品收入安排的會計處理方法」。EITF 第00－21號獲得採納，於二零零三年七月一日生效，對該業務的合併財務報表並無重大影響。

二零零二年十一月，FASB 發出45號詮釋(FIN45)「擔保人的會計方法及受擔保人的披露要求，包括他人負債的間接擔保」。該詮釋針對擔保人將於年度及中期財務報表中發表關於其擔保責任的披露。FIN 45亦規定擔保人就二零零二年十二月三十一日後簽訂或修訂的若干擔保確認負債。該業務採納了FIN 45的披露要求(見第I-13頁附註B「產品質保」項下「主要會計政策」及第I-21頁至第I-23頁附註L「或有事項及承擔」)，並就二零零三年一月一日起簽訂或修訂的所有重大擔保，應用有關確認及計量的條款。初步採納FIN 45的確認及計量條款，對該業務的合併財務報表並無重大影響。

二零零一年十月，FASB 發出 SFAS 第144號「長期資產減值或出售的會計方法」。SFAS 第144號針對有關執行 SFAS 第121號「長期資產減值或出售的會計方法」的重大事項，並根據SFAS 第121號為出售長期資產(不論該等資產是否或是否被視為業務)而設立的框架，建立單一會計模式。SFAS 第144號亦修訂已終止業務的會計及披露規則。該準則於二零零二年一月一日採納，對該業務的合併財務報表並無重大影響。

二零零一年一月一日，該業務採納 SFAS 第133號「衍生工具及對沖活動的會計方法」(經SFAS 第138號「若干衍生工具及若干對沖活動的會計方法」及 SFAS 第149號「修訂有關衍生工具及對沖活動133號」修訂)(SFAS 第133號)。SFAS 第133號制定衍生工具的會計及呈報準則。二零零一年一月一日，採納新準則導致累積影響費用0.1億美元列入合併業務報表會計原則的變更影響。

該業務於二零零一年一月一日採納SFAS 第140號「金融資產的轉讓及費用及清償負債的會計方法 — SFAS 第125號的替代」。該條文就金融資產的轉讓及費用及清償負債提供會計及呈報準則，同時修訂金融資產及抵押品證券化及轉讓的會計準則。有關採納對該業務的合併財務報表並無重大影響。該準則亦規定作出不適用於該業務的新披露。

D.　與 IBM 的交易

收入／收入成本

截至二零零四年及二零零三年六月三十日止六個月，該業務自 IBM 獲取的收入分別為2.14億美元及1.36億美元。此外，截至二零零三年、二零零二年及二零零一年十二月三十一日止年度，該業務自 IBM 獲取的收入分別為2.78億美元、2.75億美元及3.33億美元。收入流以生產商成本計值，與 IBM 記錄該等產品交易的方法一致。另外，該等交易並無明確或隱含規定提供質保，即任何修理費用均由 IBM 用戶自理。

IBM Global Financing

IBM Global Financing(IGF，IBM 下屬部門)向購買 IBM 產品及服務的顧客提供融資。IGF 通過商業借貸及最終用戶租賃或貸款安排，促進顧客購買該業務的產品。就此而言，若干經銷商及轉售商獲得租賃或貸款以支付向該業務購買的產品。IGF 按公平原則與顧客進行融資安排，經常就融資產品取得抵押權益或取得融資產品的擁有權。

截至二零零四年及二零零三年六月三十日止六個月，IGF 向經銷商及轉售商提供融資以購買該業務產品的金額，分別為36.28億美元及30.24億美元。此外，於二零零三年、二零零二年及二零零一年，IGF 提供的商業借貸分別約為66.51億美元、60.43億美元及71.03億美元。就該等融資購買而言，向經銷商及轉售商承擔保障價格、存貨流轉及相關賣方支持的責任，仍歸該業務。以上已記入財務狀況合併報表之回扣及退貨應計項目。

截至二零零四年及二零零三年六月三十日止六個月，IGF 向最終用戶顧客提供融資，以向該業務或經銷商及轉售商購買產品的金額，分別約為3.93億美元及4.88億美元。此外，於二零零三年、二零零二年及二零零一年，IGF 向最終用戶顧客提供融資購物的金額，分別約為10.54億美元、11.64億美元及17.03億美元。截至二零零四及二零零三年六月三十日止六個月，IGF向最終用戶顧客提供融資以購買該業務產品的顧客貸款，分別約為0.16億美元及0.18億美元。於二零零三、二零零二及二零零一年，IGF 向最終顧客提供融資購物的顧客貸款，分別為0.68億美元、0.46億美元及1.79億美元。

倘某一經銷商、轉售商或最終用戶顧客的集中融資超越 IBM 訂下的信貸限額，或在其他情況下影響信貸質量，IGF 將在提高信貸前要求該業務作出賠償保證。在此等情況下，IGF 代該業務提供信貸的償還風險由該業務承擔。於二零零四年六月三十日及二零零三年十二月三十一日，該等賠償保證應付 IGF 的未償還應收賬款少於100萬美元。於呈報期內，該業務並無因該等賠償錄得重大虧損。

IGF 除了自商業借貸及最終用戶租賃交易中賺取回報外，還會每年按市場利率向該業務徵收費用，作為 IGF 向該業務產品的經銷商及轉售商提供商業借貸的報酬。截至二零零四年及二零零三年六月三十日止六個月，該等包括於收入報表的銷售、一般及行政開支項下的費用分別為0.33億美元及0.29億美元。於二零零三年、二零零二年及二零零一年，該等費用分別為0.63億美元、0.57億美元及0.64億美元。

營運資金管理

該業務與 IBM 簽訂了若干銷售及應收賬款合同，以管理該業務的營運資金及流動資金。該等銷售把所有應收賬款的權利、所有權及權益以公式釐定的價格轉讓予 IBM（代理收賬）。該業務無須就該等代理應收賬款承擔任何風險。該業務有持續責任就該等應收賬款所收款滙寄予 IBM。

倘沒有該代理收賬計劃，該業務於二零零四年六月三十日之應收賬款總額將提高1.56億美元；而二零零三年、二零零二年及二零零一年十二月三十一日之應收賬款總額，將分別提高1.61億美元、1.26億美元及1.39億美元。

分配成本／開支

該業務的若干企業開支取得 IBM 的支援，包括中央研究及開發、法務、人力資源、支薪、會計、信息科技服務、電訊、財政及其他 IBM 企業及銷售支援／基建成本。提供該等服務的成本，已按管理層認為合適及可合理反映所提供服務之使用或該業務所得利益的基準，於呈報期一致地分配予該業務。所用的分配基準包括毛利、收入及經營開支。

列於合併業績報表的分配開支如下：

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			（百萬美元）		
收入成本	$4	$6	$11	$1	$(7)
銷售、一般及行政	187	150	321	344	382
研究、開發及工程	6	4	9	11	10
其他（收入）及開支	4	5	10	(2)	(7)

與 IBM 的協議

該業務簽訂了數項協議，以獲 IBM 提供若干服務。該等服務的價格及收費，乃根據預定價格或 IBM 部門間以其他方式商討釐定。下表詳列 IBM 按該等協議所提供服務的成本，表後附簡單說明：

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			（百萬美元）		
IBM 所提供之服務：					
收入成本：					
質保成本	$238	$200	$421	$347	$361
硬件成本	56	59	115	352	613
間接成本	74	58	134	122	135
信息科技服務	45	57	105	85	91
產品分銷成本	31	37	73	80	100
技術支援成本	11	8	14	13	19
軟件成本	3	4	7	6	6
其他	9	12	21	17	14
收入成本總額	$467	$435	$890	$1,022	$1,339
銷售、一般及行政	$170	$162	$337	$268	$308
研究、開發及工程	$13	$15	$29	$32	$34
其他（收入）及開支	$—	$(10)	$(10)	$(41)	$(31)

收入成本：　該業務支付的此等費用主要包括質保、硬件、間接成本、信息科技服務、產品分銷、技術支援及軟件的成本。質保成本按次收費。一般而言，零件硬件成本根據 IBM 部門間內部訂下的轉讓價格收費。間接成本包括與該業務的製造僱員有關的僱員福利及物業佔用成本以及採購開支。信息科技服務按綜合多種因素而收費，包括用量及人數。產品分銷成本根據貨運工具的實際使用量收費。技術支援成本則按直接開支(包括物業佔用成本、薪金及福利)收費。軟件成本根據 IBM 部門的使用費及軟件開發費用收費。

銷售、一般及行政：　該業務支付的此等費用主要包括信息科技服務、支付予 IGF 的商業借貸活動費用、直接渠道費用、市場推廣及銷售計劃、僱員福利、物業佔用成本、顧客服務成本、行政支援及人力資源支援。資訊服務乃綜合多種因素而支銷，包括使用量及人數。截至二零零四年及二零零三年六月三十日止各六個月期內，該業務支付的信息科技費用分別為0.25億美元及0.27億美元，而截至二零零三年、二零零二年及二零零一年十二月三十一日止各年期間的費用，則分別為0.54億美元、0.57億美元及0.62億美元。該業務的直接渠道費用按直接開支(包括物業佔用成本、薪金及福利)支銷。市場推廣及銷售計劃按直接開支(包括市場推廣材料及開發成本、物業佔用成本、薪金及福利)支銷。該業務僱員的僱員福利及物業佔用成本由 IBM 支銷。顧客服務成本根據直接開支(包括物業佔用成本、薪金及福利)支銷。行政及人力資源支援按直接開支(包括物業佔用成本、薪金及福利)支銷。誠如第I-15頁「IBM Global Financing」一節所述，於截至二零零四年及二零零三年六月三十日止各六個月期內，支付予 IGF 作為其向該業務產品的經銷商及轉售商提供商業借貸的補償費用，分別為0.33億美元及0.29億美元，而截至二零零三年、二零零二年及二零零一年十二月三十一日止各年則分別為0.63億美元、0.57億美元及0.64億美元。

研究、開發及工程服務：　提供此等服務的成本根據該業務從事研究、開發及工程服務工作僱員的僱員福利及物業佔用成本計入該業務支出。此外，其他 IBM 部門的直接開發開支(包括物業佔用成本、薪金及福利及信息科技服務)均因 IBM 支銷。

其他(收入)及費用：　此等款額主要包括由 IBM 轉撥至該業務的貸記項目，以補償該業務接受若干利潤低或負利潤合同。

IBM 及其實體所收取與其他 IBM 部門相關的款項，屬該業務的可轉嫁成本。此外，該業務已簽訂多項協議，向其他 IBM 部門提供服務。下表詳列向其他 IBM 部門提供的服務每年之可轉嫁成本及費用，表後附簡單說明。

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
向其他 IBM部門提供服務之成本及收費(減去以下項目)：					
收入成本：					
硬件成本	$16	$14	$24	$34	$38
間接成本	55	59	106	117	170
軟件成本	7	9	17	19	12
產品分銷成本	4	3	7	12	30
技術支援成本	1	4	7	26	26
其他	17	17	30	21	24
收入成本總額	$100	$106	$191	$229	$300
銷售、一般及行政	$61	$54	$119	$132	$235
研究、開發及工程	$3	$3	$6	$16	$4

收入成本：此等向 IBM 收取的費用主要包括可轉嫁成本及向其他 IBM 部門提供服務(硬件、間接成本、軟件、產品分銷及技術支援)。該業務向其供應商採購若干硬件供給其他 IBM 部門。向其他 IBM 部門支取的間接成本主要包括採購開支、製造僱員的薪金及福利以及物業佔用成本。軟件成本根據與其他 IBM 部門產品的相關對外軟件開發商的使用費支銷。產品分銷成本乃按貨運工具的實際使用量支銷。技術支援成本則根據直接開支(包括物業佔用成本、薪金及福利)支銷。此等成本已列入收入成本減少。

銷售、一般及行政：此等計入 IBM 支出的項目主要包括可轉嫁成本及向其他 IBM 部門提供服務(市場推廣及銷售計劃、行政支援、人力資源支援及法律支援)。市場推廣及銷售計劃根據直接開支(包括市場推廣材料及開發成本、物業佔用成本、薪金及福利)支銷。行政及人力資源支援乃按直接成本(包括物業佔用成本、薪金及福利)支銷。此等成本已列入銷售、一般及行政開支的減去項目。

研究、開發及工程服務：此等支銷主要來自為該業務為向其他 IBM 部門提供研究、開發及工程服務活動，並包括直接開發開支、物業佔用成本、薪金及福利。

E. 出售製造業務

二零零二年一月，該業務向 Sanmina SCI 出售旗下若干北美洲及歐洲台式個人電腦製造業務。出售上述業務的同時，該業務與 Sanmina SCI 簽訂三年外包協議，由後者為該業務製造個人電腦。該宗交易導致該公司出售約值0.65億美元的固定資產及存貨，為此在合併業務報表其他(收入)及開支項下記入收益0.91億美元。二零零三年一月，該業務再向 Sanmina SCI 出售約值0.61億美元的固定資產及存貨，以及若干移動個人電腦製造業務工序，並因此項交易而在合併業務報表的其他(收入)及開支項下記入收益500萬美元。

F. 存貨淨額

	於二零零四年六月三十日	於十二月三十一日 二零零三年	二零零二年	二零零一年
		(百萬美元)		
製成品	$172	$152	$141	$194
在製品及原材料	107	83	75	128
總計	$279	$235	$216	$322

G. 廠房及其他物業淨額

	於二零零四年六月三十日*	於十二月三十一日 二零零三年	二零零二年	二零零一年
		(百萬美元)		
土地及土地改善工程	$38	$42	$50	$50
建築物及建築物改善工程	407	490	526	513
廠房、實驗室及辦公室設備	361	436	553	586
	806	968	1,129	1,149
減：累計折舊	498	607	728	718
總計	$308	$361	$401	$431

* 自二零零四年五月一日起，該業務不再管理位於墨西哥瓜達拉哈拉的地點。在作出上述管理變動後，廠房及其他物業淨額減少0.33億美元。該項變動已於合併現金流量表內按賬面淨值向／(自) IBM 轉讓資產一項反映。

H. 投資及其他資產

	於二零零四年六月三十日	於十二月三十一日 二零零三年	二零零二年	二零零一年
	(百萬美元)			
遞延稅項	$32	$32	$24	$20
商譽	19	18	18	13
其他資產	9	11	16	5
總計	$60	$61	$58	$38

I. 衍生工具及對沖交易

該業務須於日常營運過程面對外滙波動風險。該業務按既定的風險管理政策及程序，限制該等風險的影響，其中包括使用衍生工具。該業務並無使用衍生工具作買賣或投機用途。此外，該業務已制定政策，僅與經審慎挑選的大型財務機構訂立合同，挑選因素計有信譽評級及其他因素。並因應該財務機構的信譽評級嚴格控制貨幣及年期上限。

該業務的營運可產生非功能貨幣，並產生及滙出非功能貨幣支付第三方賣方款項，以及向 IBM 支付貨品及服務的公司間款項。為配合該等外滙現金流量，同時有鑑於貨幣市場的波動性質，該業務選擇性地使用外滙遠期及期權合同管理外滙風險。於二零零三年十二月三十一日及二零零四年六月三十日，該等衍生工具的最高剩餘年期約為三個月。

於二零零四年六月三十日，合併財務狀況報表內錄得有關現金流量對沖的資產約達100萬美元。

於二零零三年十二月三十一日，合併財務狀況報表內就現金流量對沖記錄的負債淨額為530萬美元，其中包括10萬美元資產及540萬美元負債。於二零零二年十二月三十一日，合併財務狀況報表內就現金流量對沖記錄的負債淨額為580萬美元，其中包括20萬美元資產及600萬美元負債。於二零零一年十二月三十一日，合併財務狀況報表內就現金流量對沖記錄的資產約為0.198億美元。

於二零零三年十二月三十一日，該業務於累計其他綜合收入／(虧損)已錄得約640萬美元虧損淨額(已扣除稅項)。全數結餘預期將於未來一年內重新分類為收入淨額，使有關預期對沖現金流量出現對銷的經濟影響。二零零四年六月三十日並無於累計其他綜合收入／(虧損)錄得任何收益或虧損淨額。

下表概述合併投資權益／(虧絀)報表內累計其他綜合收入／(虧損)項下有關由該業務於二零零一年一月一日(該業務採納財務會計準則公告(SFAS)第133號日期)至二零零四年六月三十日期間內持有並歸類為現金流量對沖的所有衍生工具的活動：

	借記／(貸記)(百萬美元，扣除稅項)
二零零一年一月一日期初結餘	$—
二零零一年內自投資權益／(虧絀)重新分類為業務營運的收益淨額	6
二零零一年衍生工具公平價值變動	(23)
二零零一年十二月三十一日	(17)
二零零二年內自投資權益／(虧絀)重新分類為業務營運的虧損淨額	(20)
二零零二年衍生工具公平價值變動	44
二零零二年十二月三十一日	7
二零零三年內自投資權益／(虧絀)重新分類為業務營運的虧損淨額	(26)
二零零三年衍生工具公平價值變動	25
二零零三年十二月三十一日	6
二零零四年內自投資權益／(虧絀)重新分類為業務營運的虧損淨額	3
二零零四年衍生工具公平價值變動	(9)
二零零四年六月三十日	$—

於二零零四年六月三十日及二零零三年十二月三十一日，不能用作對沖、不包括於對沖有效性評估或與有關風險並無發生的衍生工具交易或其各部分，並無任何重大收益或虧損，預計亦不會於日常業務過程中出現。

衍生工具業務由 IBM 的中央風險管理及財務部門進行。除上文所述的特殊直接對沖計劃外，該業務的合併營運報表包括就 IBM 的全球對沖活動進行的收益／虧損分配。有關分配若干 IBM 成本至該業務的進一步詳情，請參閱第I-15頁至第I-18頁附註D的「與 IBM 的交易」一節。

J. 少數股東權益及其他長期負債

該業務投資於若干合營企業，該等合營企業的資產、負債及營運計入合併財務報表內。該業務管理合營企業的業務。合營企業旗下設有個人電腦(個人電腦)及非個人電腦部。合營企業的非個人電腦部業績並不計入該業務的業績。合營企業的個人電腦部業績已計入合併經營業務報表，並於截至二零零四年六月三十日止及截至二零零三年六月三十日止六個月分別經少數股東權益開支(扣除稅項)0.21億美元及0.11億美元予以抵銷，截至二零零三年、二零零二年及二零零一年十二月三十一日止各年度則分別為0.26億美元、0.17億美元及0.17億美元。

此外，於截至二零零四年及二零零三年六月三十日止六個月期間向持有少數權益人士合共分派400萬美元股息，而於截至二零零三年、二零零二年及二零零一年十二月三十一日止各年度則分別分派0.31億美元、0.32億美元及0.28億美元股息。上述金額計入合併現金流量表並列為投資活動。

於二零零三年、二零零二年及二零零一年十二月三十一日，合併財務狀況報表內分別計入0.56億美元、0.48億美元及0.48億美元合營企業少數股東權益(亦即於該等合營企業持有少數股東權益人士的原投資額)，以及彼等按比例在合營企業分佔的盈利、虧損及分派。於二零零四年六月三十日，於合營企業的少數股東權益合共為0.77億美元，其中0.16億美元與該業務的南韓合營企業有關。

就解散該業務的南韓合營企業所訂立的二零零四年協議詳情，請參閱第I-33頁附註T的「結算日後事項」一節。

K. 綜合收入／(虧損*)

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
虧損淨額	$(139)	$(97)	$(258)	$(171)	$(397)
現金流量對沖活動的未變現收益／(虧損)淨額	7	7	1	(24)	17
外幣換算調整	(2)	7	7	(13)	5
綜合收入／(虧損)	$(134)	$(83)	$(250)	$(208)	$(375)

* 扣除稅項

L. 或有事項及承擔

該業務涉及日常業務過程中不時產生的若干申索、訴訟、調查及訴訟程序，包括就合同、知識產權(知識產權)、產品責任、僱用及環保事宜進行的法律行動。以下就該業務涉及的較為重大的法律事宜作出討論。

二零零三年七月三十一日，伊利諾州南區的美國區域法院於 Cooper 等對 The IBM Personal Pension Plan and IBM Corporation 一案，裁定 IBM 的退休金計劃違反一九七四年僱員退休收入保障法內的年齡歧視規定。二零零四年九月二十九日，IBM 宣佈與原告人原則上同意解決訴訟內若干申索。根據協議條款，原告人將收取額外的退休福利，以換取和解若干申索，如原告人堅持上訴，則就其餘申索支付明文規定的補償。根據和解方案條款，法官將不會就補償再行作出裁決。上述和解方案，連同稱為部分計劃終止申索之和解方案，導致 IBM 須於二零零四年第三季一次性支付3.2億美元。

上述協議結束有關所有兩項申索的訴訟，兩項申索均與 IBM 的現金結餘公式有關。IBM 將就上述申索的裁決提出上訴。IBM 仍然相信其退休金計劃的公式實屬公平及合法。該公司為該業務及 IBM 股東的利益而達致上述協議，並讓上訴法院有機會覆審其現金結餘公式。IBM 仍然相信可於上訴獲勝訴。

該協議規定，倘若 IBM 未能就其餘兩項申索的上訴取得勝訴，則協議補償將增至14億美元，即就 IBM 現金結餘公式屬年齡歧視的申索作出7.8億美元補償，以及就一九九九年轉制的期初賬目結餘作出的過渡安排亦屬年齡歧視提出申索作出6.2億美元補償(稱為「一貫現金結餘申索」)。該公司就上述申索作出上訴所面對的額外負債最高為14億美元。

在未來數月，各類別股東將收取和解的正式通知，而法官將展開公平性聆訊。一旦批准和解方案，IBM 將就現金結餘申索的責任裁決展開上訴。因此，於達成最終結論前，整個程序將需時超過2年。

二零零三年六月二日，IBM 公佈收到美國證券及交易所委員會(「美國證交會」)展開正式非公開調查的通告。美國證交會正搜集主要與若干客戶交易相關的二零零零年及二零零一年收入確認的資料。IBM 相信，調查乃由於美國證交會對 IBM 零售店鋪解決方案小組的客戶 Dollar General Corporation 展開獨立調查所引起，該公司從事營銷及銷售點產品業務。

二零零四年一月八日，IBM 公佈收到美國證交會人員發出的「Wells Notice」，其內容有關該名員工就上文所述 IBM 零售店鋪解決方案小組的客戶 Dollar General Corporation 展開調查。IBM 獲悉，IBM 銷售及分銷小組的一名僱員，亦就此事收到美國證交會人員發出的 Wells Notice。Wells Notice 知會 IBM，該名美國證交會人員，正考慮向美國證交會建議，就 IBM 可能因 Dollar General 的某項交易的會計處理違反美國證券法，而向 IBM 提出民事訴訟。IBM 在該項交易內被指參與及協助及教唆 Dollar General 錯誤陳述其二零零零年

業績。在該項交易內，IBM 就若干已使用設備向 Dollar General 支付0.11億美元，作為IBM 於 Dollar General 二零零零年第四財政季度銷售替換設備交易的一部分。IBM 已循美國證交會手續，向該美國證交會人員回覆，陳述應否向 IBM 採取任何法律行動。上文所述美國證交會就 IBM 於二零零零年及二零零一年確認收入另行進行的調查，主要有關若干種類的客戶交易，與 Wells Notice 並無關連。

二零零四年一月，南韓的漢城地區檢控辦事處宣佈，指控若干公司操控價格的刑事罪名，該等公司包括 IBM Korea 及 LG IBM（一間 IBM Korea 及 LG Electronics 的合營企業），並同時指控其中若干實體的僱員（其中包括）在韓國賄賂若干政府控制實體的若干官員以及操控價格，IBM Korea 及 LG IBM 在該等事宜上與有關當局通力合作。包括 IBM Korea 及 LG IBM 僱員在內的若干人士最後被裁定罪名成立，並被判刑。IBM Korea 及 LG IBM 亦須繳付罰款。自二零零四年十月一日起至二零零五年八月三十一日止，IBM Korea 不得在韓國與若干政府控制的實體直接交易。但上述禁令並無禁止 IBM Korea 向出售產品及服務予韓國政府控制實體的業務夥伴，出售產品及服務。此外，美國司法部及美國證交會亦已就此事接觸 IBM。

根據財務會計準則公告第5號，「或有負債會計處理」，該業務在可能產生負債，而虧損金額可合理予以估計時，須就申索、訴訟、調查及訴訟程序記錄撥備。任何撥備均最少每季予以審議，並作出調整以反映和解方案、裁決、律師意見以及有關某項事宜的其他資料的影響及情況。任何就上述項目錄得的負債，包括該等負債於截至二零零三年十二月三十一日止三個年度期間各年的任何變動，對合併財務報表而言並不重大。根據其經驗，該業務相信就上述事宜申索的損毀金額，並非潛在風險的有意義指標。

訴訟在本質上並不明確，且不可能預測上文所討論各項事宜的最終結果。該業務一方面將繼續致力就所有該等事宜進行辯護，惟該業務的財政狀況、經營業績、或現金流量可能在某段時間因一件或以上該等事宜的和解而受到影響。任何該等申索、訴訟、調查及訴訟程序的最終裁定之任何損失、賠償或補償是否對該業務的財務狀況、經營業績或現金流量合理地造成重大影響，將視乎若干變數而定，包括該等損失及賠償的時間及金額、任何該等補償的結構及種類、任何該等損失、賠償或補償對合併財務報表的影響是否重大、以及可能產生其他因素的特定事宜的獨有事實及環境。

承諾

該業務一般就其產品提供三年質保期。該公司就目前的銷售於日後的質保申索的金額及成本作出估計。該項估計用作記錄目前付運貨品的累計質保成本。該公司使用過往質保申索資料，以及可能使過往成本資料與日後申索有別的近期趨勢，記錄累計質保成本。

該業務的質保責任結餘變動於下表作出說明：

	二零零四年	二零零三年	二零零二年	二零零一年
		（百萬美元）		
一月一日的結餘	$428	$340	$314	$275
本期應計	218	381	298	295
反映實際經驗的應計調整	90	107	40	55
已產生費用	(218)	(400)	(312)	(311)
二零零四年六月三十日以及二零零三年、二零零二年及二零零一年十二月三十一日結餘	$518	$428	$340	$314

第I-9頁風險及不確定因素一節所披露的質保成本，包括直接自收入成本、本年度外界銷售扣除的項目，且並無於上述質保責任結餘內反映。

於其日常業務過程中，該業務訂立協議，規定該業務向一位供應商或賣方全數或部分採購某種產品、貨品或服務。該等協議一般的訂立目的在於固定價格或其他經磋商條款，且可能會或可能不會指明將予採購的固定或最少採購量。該業務已訂立若干協議，包括承諾按固定或最低採購量採購符合以下準則的貨品及服務：(1)不可撤銷，(2)該業務將產生撤銷罰款；或(3)即使該業務並無指示已訂約的產品或服務付運，但仍須支付指定最低付款額。倘若採購貨品或服務的責任屬不可撤銷，合同的全數價值計入下表。倘若責任可予以撤銷，但該業務須在撤銷時支付罰款，則罰款的金額將計入採購責任。由於必付合同內已訂約的最低金額相等於每份合同內的確定承諾部分，因此亦已計入下表。

		於以下期間到期的款項			
	合同付款總額	二零零四年	二零零五年	二零零六年	二零零七年
			(百萬美元)		
於二零零四年六月三十日的採購責任	$1,465	$102	$437	$451	$475

該業務已向 Hitachi, Ltd. (Hitachi) 作出採購承諾，採購筆記本電腦及台式電腦產品的硬盤。採購承諾指明其二零零四年的硬盤最低採購額為0.32億美元。自二零零五年至二零零七年，採購承諾規定該業務須分別向 Hitachi 採購70%及50%的2.5"及3.5"硬盤。按其每年預計銷售額、銷量增長及預計平均採購價計算，該業務估計於二零零五年、二零零六年及二零零七年的採購承諾將分別達4.26億美元4.49億美元及4.75億美元。

M. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
未扣除所得稅收入					
美國業務	$(307)	$(230)	$(448)	$(302)	$(382)
非美國業務	263	195	331	234	89
未扣除所得稅總收入	$(44)	$(35)	$(117)	$(68)	$(293)

所得稅撥備按地域分析如下：

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
美國業務	$25	$17	$41	$31	$29
非美國業務	49	34	74	55	48
所得稅撥備總額	$74	$51	$115	$86	$77

所得稅撥備成分按稅務司法管轄權區分析如下：

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
美國：					
即期	$—	$—	$—	$—	$—
遞延	—	—	—	—	—
	$—	$—	$—	$—	$—
非美國：					
即期	$74	$50	$113	$84	$79
遞延	—	1	2	2	(2)
所得稅撥備總額	$74	$51	$115	$86	$77

按美國聯邦法定稅率35%計算的所得稅與所得稅撥備差額如下：

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
法定稅率所得稅(利益)	$(15)	$(14)	$(41)	$(24)	$(106)
外國稅項差額	(107)	(67)	(148)	(67)	(20)
估值備抵	196	132	304	177	203
所得稅撥備總額	$74	$51	$115	$86	$77

該業務的經營業績，以往一直列入 IBM 的綜合美國聯邦和州所得稅報稅表或非美國的司法管轄權區稅務報稅表內。合併財務報表的所得稅撥備是假設分開申報而釐定。該業務必須基於分開申報的假設，評估其遞延稅務資產的變現能力，以及是否需要作出估值備抵。該項評估必須排除 IBM 已動用的虧損。這項評估要求管理層做出判斷，衡量未來應繳稅收入可變現的利益，以及影響遞延稅務資產變現的其他正面和負面因素。鑒於在美國和若干非美國地點產生了累計虧損，已就這些司法管轄權區的任何遞延稅務資產淨額，記錄估值備抵。

合併財務狀況報表所記錄的遞延稅務資產與負債的主要來源如下：

遞延稅項	於二零零四年六月三十日	於十二月三十一日 二零零三年	二零零二年	二零零一年
		(百萬美元)		
承前聯邦、州和地方稅務虧損	$572	$459	$286	$159
承前外國稅項虧損	210	182	75	36
外國稅項抵免	173	135	75	44
其他應計開支	135	151	155	136
壞賬、存貨和質保儲備	79	46	80	73
遞延稅務資產總額	1,169	973	671	448
減：估值備抵	(1,125)	(929)	(625)	(399)
遞延稅務資產淨額	$44	$44	$46	$49

有關承前稅務虧損和抵免的遞延稅務資產，反映僅與截至二零零四年六月三十日止六個月和截至二零零一至二零零三年十二月三十一日止三年相關的經營業績的稅務影響，是假設分開申報而計算的。至於截至二零零一年十二月三十一日止年度前期間的承前稅務虧損和抵免，則未獲提供任何資料。按分開申報方式計算而 IBM 以往一直沒有動用的、來自該業務的所有應計稅務申報項目，仍將由 IBM 保留。

誠如第I-15頁至第I-18頁附註D「與 IBM 的交易」一節所述，該業務與 IBM 之間進行廣泛的公司間交易，其中一部分目前正接受美國和非美國稅務當局審議，是 IBM 若干正在進行中的稅務審計工作的一部分。雖然該業務相信，與 IBM 的相關交易是依照公平磋商的準則而進行的，但任何與該業務相關的調整，均可能帶來額外的稅項，可能對作出有關決定期間的所得稅撥備和淨收入造成重大影響。

非美國附屬公司的未分派盈利（錄得保留盈利虧損的司法管轄權區的影響不計算在內）為非美國所得稅作出全數撥備，並且不定時地重新投資於非美國業務。

N.　廣告與宣傳費用

直接廣告與宣傳費用包括媒體、代理與宣傳費用，截至二零零四年六月三十日止六個月和截至二零零三年六月三十日止六個月，分別為0.59億美元和0.69億美元，記錄在銷售、一般及行政開支內。二零零三、二零零二和二零零一年的直接廣告與宣傳費用，分別為1.32億美元、1.27億美元和1.46億美元。這些開支均已扣除供應商的協同廣告回饋費用。此外，誠如第I-16頁附註D「與 IBM 的交易」一節所述，該業務向 IBM 收取的廣告與宣傳費用分配款項。

O.　研究、開發及工程

截至二零零四年六月三十日止六個月和截至二零零三年六月三十日止六個月，研究、開發與工程開支總額分別為0.7億美元和0.72億美元。二零零三年的研究、開發與工程開支總額為1.39億美元、二零零二年為1.38億美元、二零零一年為1.79億美元。這些款項包括第I-16頁附註D「與 IBM 的交易」一節所述，該業務向 IBM 收取的研究、開發及工程開支分配款項。

截至二零零四年六月三十日止六個月和截至二零零三年六月三十日止六個月，該業務為科研和應用先進科研成果於開發新式改良產品和用途，分別產生開支0.66億美元和0.68億美元，其中包括來自 IBM 的研究相關成本分配，分別為600萬美元和400萬美元。二零零三、二零零二和二零零一年，該業務為科研和應用先進科研成果於開發新式改良產品和用途，分別產生開支1.31億美元、1.29億美元和1.61億美元，其中包括來自 IBM 的研究相關成本分配，二零零三年為900萬美元、二零零二年為0.11億美元、二零零一年為0.1億美元。

截至二零零四年六月三十日止六個月和截至二零零三年六月三十日止六個月，產品相關工程均為400萬美元；二零零三、二零零二和二零零一年分別為800萬美元、900萬美元和0.18億美元。

P. 租金開支與租賃承擔

截至二零零四年及二零零三年六月三十日止六個月，租金開支分別為500萬美元和400萬美元。二零零三年的租金開支為900萬美元、二零零二年為0.12億美元、二零零一年為0.15億美元。下表顯示租約關係於二零零四年六月三十日由該業務管理的不可撤銷租約的最低租金承擔總額。雖然租約關係由該業務管理，但有關面積並非全部由該業務佔用，因此與上述租約相關的開支，部分由其他 IBM 租戶支付。下列數額反映主要與受管理辦公室面積相關的業務。

	二零零四年	二零零五年	二零零六年	二零零七年	二零零八年	二零零八年以後
			(百萬美元)			
於二零零四年六月三十日的最低租金承擔總額	$16	$24	$11	$5	$4	$1

Q. 股權補償計劃

該業務的僱員以及為該業務提供直接支持的 IBM 僱員，均可參與 IBM 各項獎勵計劃。計劃條款詳述如下：

獎勵計劃

該業務僱員可根據 IBM 計劃(該等計劃)的條款獲提供獎勵。僱員獎勵由 IBM 董事會下轄的「行政酬報與管理資源委員會」(該委員會)管理。僱員獎勵的類別與條款，包括歸屬條文，均由該委員會決定。該等計劃的獎勵，可以包括購股權、股份增值權、有限制股份、現金或股份獎勵、或以上各項的任何組合。根據該計劃授出的獎勵帶來的補償開支，截至二零零三、二零零二、二零零一年十二月三十一日止各年分別約為300萬美元、500萬美元和500萬美元；截至二零零四年及二零零三年六月三十日止六個月分別約為300萬美元和200萬美元。該等數額是根據第I-15頁至第I-18頁附註D「與 IBM 的交易」一節所述該業務收取的分配款項而計算的。

授予購股權

授予僱員的購股權，其行使價是 IBM 股份於授出日期的公平市值。一般而言，購股權每年歸屬25%，授出日期起四年後全部歸屬，行使期限為十年。下表概述截至二零零四年六月三十日止六個月和截至二零零三、二零零二、二零零一年十二月三十一日止各年，該業務的僱員以及為該業務提供直接支持的 IBM 僱員，根據該等計劃進行的購股權活動：

	截至二零零四年六月三十日止六個月		截至二零零三年十二月三十一日止年度		截至二零零二年十二月三十一日止年度		截至二零零一年十二月三十一日止年度	
	加權平均價(美元)	購股權所涉股份數目	加權平均價(美元)	購股權所涉股份數目	加權平均價(美元)	購股權所涉股份數目	加權平均價(美元)	購股權所涉股份數目
期初結餘	$90	2,587,896	$85	2,133,518	$82	1,986,628	$75	3,733,339
已授出購股權	100	189,918	82	427,140	85	468,130	110	499,057
已行使購股權	50	27,214	20	133,790	19	96,306	46	239,840
已註銷／過期購股權	—	—	100	2,000	83	5,100	124	6,700
轉進／(出)*	81	(74,084)	82	163,028	104	(219,834)	92	(1,999,228)
期末結餘	$91	2,676,516	$90	2,587,896	$85	2,133,518	$82	1,986,628
期末可行使	$91	1,688,879	$89	1,443,419	$72	1,091,637	$55	905,838

* 表示該業務與其他 IBM 業務之間的僱員調派。

購股權所涉及股份於二零零四年六月三十日和二零零三年十二月三十一日的行使價範圍如下：

於二零零四年六月三十日

行使價範圍(美元)	尚未行使購股權			目前可行使購股權	
	加權平均價(美元)	購股權數目	加權平均剩餘合同期(年數)	加權平均價(美元)	購股權數目
$18－$60	$42	366,106	3	$42	363,518
$61－$85	77	680,956	8	75	233,204
$86－$105	99	751,998	7	99	377,575
$106及以上	116	877,456	6	118	714,582
	$91	2,676,516	7	$91	1,688,879

於二零零三年十二月三十一日

行使價範圍(美元)	尚未行使購股權			目前可行使購股權	
	加權平均價(美元)	購股權數目	加權平均剩餘合同期(年數)	加權平均價(美元)	購股權數目
$18－$60	$42	409,311	3	$42	406,723
$61－$85	77	688,931	9	71	89,980
$86－$105	98	599,648	7	98	300,630
$106及以上	116	890,006	7	118	646,086
	$90	2,587,896	7	$89	1,443,419

僱員購股計劃

該業務的僱員以及為該業務提供直接支持的IBM僱員，可參與IBM僱員購股計劃(「僱員購股計劃」)。根據僱員購股計劃，該業務的正職僱員，差不多全部可以通過扣除薪金的方式，購買整數或零碎數目的IBM普通股股份，最多不超過合資格補償的10%。只要仍有股份可供僱員購股計劃認購，僱員購股計劃將維持每半年一次提呈股份以供認購，除非IBM董事會酌情決定提早終止。僱員須支付的股價取IBM普通股於每一次認購期首個營業日平均市價85%，或每次付款期最後一個營業日平均市價85%，兩者之中較低的價格。個別僱員購股計劃參與者，每一自然年購買IBM股份不得超過2.5萬美元，每一次認購期認購數量不得超過1,000股。

備考披露

有關SFAS第123號規定的經營業績備考披露，請參閱第I-11頁至第I-12頁附註B「主要會計政策」一節。

R. 退休相關福利

該業務的僱員以及為該業務提供直接支持的 IBM 僱員，均參與 IBM 的界定福利退休金計劃、界定供款退休金計劃、以及非退休金退休後福利計劃（主要為退休人士醫療福利）。這些福利是該業務整體酬報與福利計劃的重要組成部分，旨在吸引和挽留具備優秀技能與才幹的僱員。

下表列出退休相關福利計劃總額的主要成分對該業務未扣除所得稅前虧損的影響：

截至六月三十日止六個月期間	美國		非美國		總額	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
			（百萬美元）			
退休相關福利計劃總額成本／（收入）	$3	$—	$2	$1	$5	$1
包括：						
界定福利與供款退休金計劃成本／（收入）	$1	$(2)	$2	$1	$3	$(1)
非退休金退休後福利計劃成本	2	2	—	—	2	2

截至十二月三十一日止年度	美國			非美國			總額		
	二零零三年	二零零二年	二零零一年	二零零三年	二零零二年	二零零一年	二零零三年	二零零二年	二零零一年
					（百萬美元）				
退休相關福利計劃總額成本／（收入）	$—	$(6)	$(22)	$3	$(2)	$(5)	$3	$(8)	$(27)
包括：									
界定福利與供款退休金計劃（收入）／成本	$(4)	$(14)	$(42)	$2	$(2)	$(5)	$(2)	$(16)	$(47)
非退休金退休後福利計劃成本	4	8	20	1	—	—	5	8	20

界定福利退休金計劃

該業務的僱員以及為該業務提供直接支持的 IBM 僱員，差不多全部參與 IBM 的界定福利退休金計劃。IBM 界定福利退休金計劃提供予參與者的福利，包括根據界定福利退休金計劃向該業務僱員提供的福利，以及向參與 IBM 挽留行政人員補充計劃的該業務的若干美國行政人員提供福利。該業務的所有界定福利退休金計劃，均當作多重僱主計劃處理。IBM 根據精算估值，向該業務收取該等計劃的成本，為多重僱主退休金計劃進行精算估值所基於的假設呈列如下。

計劃資產主要投資於多元化的組合，主要包括股本證券和債務證券。用以釐定 IBM 主要退休金計劃年內定期退休金（收入）／成本淨額的假設如下：

截至十二月三十一日止年度加權平均假設	美國計劃			非美國計劃		
	二零零三年	二零零二年	二零零一年	二零零三年	二零零二年	二零零一年
折讓率	6.75%	7.0%	7.25%	4.25－6.5%	4.5－7.1%	4.5－7.1%
計劃資產預計長期回報	8.0%	9.5%	10.0%	5.0－8.0%	5.0－9.25%	5.0－10.0%
酬報遞增比率	4.0%	6.0%	6.0%	2.2－5.0%	2.0－6.1%	2.6－6.1%

截至二零零四和二零零三年六月三十日止期間，用以估值 IBM 主要退休金計劃定期（收入）／成本淨額的假設，與用以估值上一年終期內（收入）／成本淨額的假設符合一致。

非退休金退休後福利計劃

該業務通過 IBM 的非退休金退休後福利計劃，提供退休後福利。這些福利主要包括退休人士和合資格家屬的醫療和牙醫福利，以及壽險等。該業務的所有非退休金退休後福利計劃，均當作多重僱主計劃處理。IBM 根據精算估值，向該業務收取該等計劃的成本，為多重僱主非退休金退休後計劃進行精算估值所基於的假設，包括上述用以估值 IBM 界定福利退休金計劃的假設，以及其他額外假設如下。

在所有呈列期間內，非退休金退休後福利計劃的資產，大致包括短期定息投資。這些計劃並沒有獲得資助。到期向多重僱主計劃供款時，該業務將從該業務的資金撥款支付。

福利責任是根據醫療、牙醫和壽險計劃的條款(包括承保成本既定最高限額的影響)、連同相關精算假設而釐定的。

用於釐定下列各項的假設加權平均折讓率	二零零三年	二零零二年	二零零一年
於十二月三十一日的年終福利責任	6.0%	6.75%	7.0%
截至十二月三十一日止年度定期退休後福利成本淨額	6.75%	7.0%	7.25%

截至二零零四和二零零三年六月三十日止期間，用以估值福利責任和相關福利成本的假設，與用以估值上一年終福利責任和相關福利成本的假設符合一致。

界定供款退休金計劃

該業務的僱員以及為該業務提供直接支持的 IBM 僱員，差不多全部均符合資格參與 IBM 的界定供款退休金計劃。該業務按比例對界定供款退休金計劃作出供款，最多達僱員供款的50%，金額不超過僱員酬報的首個6%。

近期立法

「二零零三年 Medicare 處方葯改良與現代化法」(該法令)於二零零三年十二月八日獲簽署立法。該法令引進有關 Medicare(Medicare D部)處方葯福利的規定，提供金額不少於 Medicare D部精算金額的處方葯福利的退休人士健康護理福利計劃，其發起人可獲聯邦補助。

至於如何計算發起人計劃提供的福利是否達到有關的精算金額，則需待美國衛生部完成對該法令的闡釋工作，方能確定。根據對該法令所載指引的現有解釋，以及從目前的計劃設計而言，該法令縱使可帶來任何成本方面的減省，預計金額也將微不足道。

二零零四年第二季發表的 FASB Staff Position 第106-2號「有關二零零三年 Medicare 處方葯改良與現代化法的會計與披露規定」，對有關該法令的影響的會計處理作出指引，包括就該法令規定的任何聯邦補助作出會計處理與披露。

該法令的頒佈，並非 SFAS 第106號「僱主對退休金以外的退休後福利的會計處理」第73段所指，對該業務以多重僱主方式參與的非退休金退休後計劃(該等計劃)而言的「重大事件」。因此，IBM 計劃的資產與責任並沒有為此重新計量。誠如上文所述，縱使該等計劃提供的處方葯福利可獲任何聯邦補助，基於該法令目前的解釋，預計有關金額也將微不足道。因此，累計退休金福利責任和定期退休後福利成本，也不會受到該法令的影響。參與者費用和其他健康護理成本假設數據若因該法令而有任何改變，將於下一計量日期在該等計劃的估值中反映。此等改變縱有任何影響，預計也不會對該業務的合併財務報表帶來重大影響。

S. 分部資料

該業務在全球各地均有業務運作，並按三個地區分部管理：美洲，歐洲、中東及非洲(EMEA)及亞太地區。美洲區包括美國、加拿大、南美洲及拉丁美洲。亞太地區包括日本、中國、南韓、澳大利亞、新西蘭、東南亞國家聯盟、香港及台灣。

下表反映該業務的經營業績分部，此乃與該業務的管理體系一致。衡量表現的基準為除所得税、少數股東權益及會計原則更改前虧損(税前(虧損)／收入)。管理層利用該等業績的一部分以評估各分部的表現，並向其分配資源。

管理體系分部一覽表

	美洲區	亞太地區	歐洲、中東及非洲	分部總計
		(百萬美元)		
截至六月三十日止六個月期間				
二零零四年：				
淨收入總額	$2,016	$1,717	$1,484	$5,217
税前(虧損)／收入	(49)	48	(42)	(43)
淨收入總額年度變動	13.3%	26.3%	28.3%	21.4%
税前(虧損)／收入年度變動	(2.1)%	(47.3)%	(23.5)%	nm
税前(虧損)／收入差額	(2.4)%	2.8%	(2.8)%	(0.8)%
二零零三年：				
淨收入總額	$1,780	$1,359	$1,157	$4,296
税前(虧損)／收入	(48)	91	(34)	9
税前(虧損)／收入差額	(2.7)%	6.7%	(2.9)%	0.2%
截至十二月三十一日止年度				
二零零三年：				
淨收入總額	$3,971	$2,917	$2,678	$9,566
税前(虧損)／收入	(138)	150	(114)	(102)
淨收入總額年度變動	(6.1)%	13.1%	10.2%	3.6%
税前(虧損)／收入年度變動	19.3%	177.8%	(72.7)%	44.3%
税前(虧損)／收入差額	(3.5)%	5.1%	(4.3)%	(1.1)%
二零零二年：				
淨收入總額	$4,227	$2,579	$2,431	$9,237
税前(虧損)／收入	(171)	54	(66)	(183)
淨收入總額年度變動	(7.0)%	(12.3)%	(6.3)%	(8.3)%
税前(虧損)／收入年度變動	24.7%	307.7%	53.2%	53.6%
税前(虧損)／收入差額	(4.0)%	2.1%	(2.7)%	(2.0)%
二零零一年：				
淨收入總額	$4,543	$2,941	$2,594	$10,078
税前虧損	(227)	(26)	(141)	(394)
税前虧損差額	(5.0)%	(0.9)%	(5.4)%	(3.9)%

nm — 無意義

申報金額的對賬表

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
稅前(虧損)／收入：					
須申報部分總額	$(43)	$9	$(102)	$(183)	$(394)
抵銷及未分配金額	(1)	(44)	(15)	115	101
個人電腦部合併總額	$(44)	$(35)	$(117)	$(68)	$(293)

分部資產及其他項目

該業務的資產主要包括現金、應收賬款、存貨及廠房、物業及設備。為了充份利用IBM的地方及設備，IBM內若干部門通常需要共用廠房、物業及設備資產。在共用資產時，資產的業主所有權乃轉讓予某部門，而非分配予各使用部門。個人電腦部部門與其他IBM部門，同時擁有業主及租客關係。此舉與IBM的管理體系一致，亦已於下文的附表作出相應反映。在該等情況下，該業務的稅前收入與該業務的資產不會存在一種確實的相互關係。

同樣地，該業務所申報的折舊金額乃根據已轉讓業主所有權而定，且未必與載於分部稅前收入的金額相符。該金額乃計入稅前收入，並反映業主分部的佔用費用，且並無於管理申報系統中特地確認。該業務所申報的資本開支乃與資產轉讓的業主所有權基準一致。務請垂注於第I-7頁，合併現金流量表所報的折舊金額已扣除IBM的轉讓及收回金額。

管理體系分部一覽表

	美洲	亞太地區	歐洲、中東及非洲	分部總計
			(百萬美元)	
於二零零四年六月三十日：				
資產	$458	$736	$211	$1,405
折舊	24	13	3	40
資本開支	17	17	1	35
利息收入	—	2	—	2
於二零零三年十二月三十一日：				
資產	$537	$515	$282	$1,334
折舊	51	25	6	82
資本開支	66	29	1	96
利息收入	—	2	—	2
於二零零二年十二月三十一日：				
資產	$544	$487	$271	$1,302
折舊	56	24	16	96
資本開支	40	34	11	85
利息收入	—	1	—	1
於二零零一年十二月三十一日：				
資產	$654	$416	$297	$1,367
折舊	71	19	25	115
資本開支	62	31	17	110
利息收入	—	1	—	1

申報金額的對賬表

	於二零零四年六月三十日	於十二月三十一日 二零零三年	二零零二年	二零零一年
	(百萬美元)			
資產：				
須申報部分總額	$1,405	$1,334	$1,302	$1,367
未分配金額：				
遞延稅項資產	45	44	46	49
預付使用費	62	67	59	21
其他	22	13	10	31
個人電腦部合併總額	$1,534	$1,458	$1,417	$1,468

類似產品或服務類別的收入

	截至六月三十日止六個月 二零零四年	二零零三年	截至十二月三十一日止年度 二零零三年	二零零二年	二零零一年
	(百萬美元)				
移動(筆記本)	$2,922	$2,166	$5,029	$4,601	$5,167
台式電腦	1,426	1,427	2,988	3,226	3,435
螢幕及顯示屏	425	344	769	724	848
軟件	383	318	704	622	558
其他	61	41	76	64	70
總計	$5,217	$4,296	$9,566	$9,237	$10,078

主要客户

並無外部客戶佔該業務總收入10%或以上。

地區資料

收入*

	截至六月三十日止六個月 二零零四年	二零零三年	截至十二月三十一日止年度 二零零三年	二零零二年	二零零一年
	(百萬美元)				
美國	$1,583	$1,402	$3,116	$3,272	$3,508
日本	584	488	986	1,023	1,419
其他國家	3,050	2,406	5,464	4,942	5,151
總計	$5,217	$4,296	$9,566	$9,237	$10,078

* 各個國家所佔收入乃根據客户所在地點而定。

陳舊資產**

	於二零零四年六月三十日	於十二月三十一日 二零零三年	二零零二年	二零零一年
	(百萬美元)			
美國	$228	$239	$238	$261
英國	28	34	65	73
墨西哥	—	38	47	52
其他國家	79	78	84	60
總計	$335	$389	$434	$446

** 包括所有非流動資產，非流動金融工具及遞延稅項資產除外。

T.　結算日後事項

二零零四年九月十四日，IBM 及 LG Electronics Inc. 宣佈結束八年夥伴關係。由上述兩家公司所組成的合營公司(LG IBM PC Co.)將於二零零五年一月一日解散。IBM 擁有該公司的51%，負責於南韓製造個人電腦及作市場推廣。LG Electronics 則擁有餘下的49%，負責製造消費者電子產品及家庭電器。兩家公司均稱會繼續技術交換，並可能共同在韓國市場進行大型項目。在該合營公司解散後，該業務的合併財務報表將不再載有該聯盟的詳細綜合財務業績。與所呈列的期間比較，此舉將影響淨收入約3至4%。除此之外，該業務的合併財務報表不會受到任何其他重大影響。

歐洲委員會(歐盟)已發出兩項指令，規定歐盟成員國達到回收、再用及利用廢電子電機設備指令的若干目標。歐盟於二零零三年二月刊發廢電子電機設備指令或WEEE指令(二零零二年／96／EC 指令，二零零三年十二月經二零零三年／108／EC 指令修訂)。該 WEEE 指令對多項電子電機產品的廢物回收、再用及循環再造作出管制規定，而危險物品管制指令或 RoHS 指令(二零零二年／95／EC 指令)則禁止在電子電機設備使用若干危險物品。WEEE 指令必須於二零零五年八月十三日或之前實施。根據 WEEE 指令，設備製造商須支付回收、利用及處置電子廢物的費用。該業務現在評估採納該項指引的影響。由於大部分成員國尚未發出實施的要求，該業務無法釐定遵守指令所須的任何應計費用金額。根據 RoHS 指令，製造商可享有過渡期，至二零零六年七月一日為止，以逐步停止於其設備當中使用若干危險物料。

二零零四年八月一日，該業務不再管理於北卡羅來納州羅利市的設施。鑒於上述管理上的變動，該業務於二零零四年、二零零五年、二零零六年、二零零七年、二零零八年及二零零九年的六月三十日之最少租金總開支將分別減少0.13億美元、0.21億美元、0.1億美元、500萬美元、400萬美元美元及100萬美元。此外，該業務於合併財務狀況表所記錄的廠房及其他物業淨額，亦因該等管理上的變動而減少2億美元。該等變動對該業務的合併經營報表並無任何影響。

二零零四年九月，該業務收到0.12億美元付款，乃被指控操縱價格及作出其他反競爭行為的該業務若干 DRAM 供應商，為解決索償而支付的和解付款。該項和解付款與於和解付款日期前採購的元器件有關。該筆0.12億美元和解款項，已於二零零四年第三季合併經營報表中記錄。

二零零四年十二月七日，IBM 與聯想集團宣佈一項確定性的協議，據此，聯想將會收購 IBM 個人電腦部的若干資產及負債。該項交易預期將於二零零五年第二季完成。

U. 根據香港公司條例及香港聯合交易所有限公司主板上市規則作出額外披露

以下披露乃根據香港公司條例及香港聯合交易所有限公司主板上市規則的規定作出。若干規定作出的披露，已於財務報表或有關附註中明確披露或可從中得悉。此外，若干規定作出的披露已被評估為不適用於該業務，因此並未於下文呈列。

(a) 除所得稅、少數股東權益及會計原則更改前虧損

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
除所得稅、少數股東權益及會計原則更改前虧損已扣除／(加入)以下各項：					
核數師酬金	$nm	$nm	$1	$1	$1
須於五年內悉數償還銀行貸款及透支的利息開支	$nm	$nm	$NM	$1	$1
出售投資的溢利	$—	$(1)	$(1)	$(3)	$(1)
重組撥備	$2	$4	$6	$13	$12

nm — 無意義或不足100萬美元

(b) 股息

截至二零零三年、二零零二年、二零零一年十二月三十一日止年度及截至二零零四年及二零零三年六月三十日止六個月，由該業務所管理的兩家附屬公司 LG IBM PC Company, Limited 與長城國際信息產品(深圳)有限公司派付的股息如下：

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
股息	$4	$4	$31	$32	$28

(c)　五名最高薪人士

截至二零零三年、二零零二年、二零零一年十二月三十一日止年度及截至二零零四年及二零零三年六月三十日止六個月，付予於該業務當中五名最高薪酬、獎金及福利人士的薪金、獎金及利益如下：

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
底薪、房屋津貼、購股權、其他津貼及實物利益	$1	$1	$2	$2	$2
獎金	NM	NM	1	1	NM
退休金計劃供款	NM	—	NM	NM	—
	$2	$1	$3	$3	$2

該五名最高薪人士的薪金、獎金及利益幅度如下：

	人數				
	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
薪金、獎金及利益幅度：					
零美元 － 128,000美元	—	—	—	—	—
128,001美元 － 192,000美元	—	—	—	—	—
192,001美元 － 256,000美元	1	2	—	—	—
256,001美元 － 320,000美元	1	1	—	—	1
320,001美元 － 384,000美元	—	2	—	—	2
384,001美元 － 448,000美元	1	—	2	2	1
448,001美元 － 512,000美元	1	—	—	—	—
512,001美元 － 576,000美元	1	—	1	1	1
576,001美元 － 640,000美元	—	—	1	—	—
640,001美元 － 704,000美元	—	—	—	1	—
704,001美元 － 768,000美元	—	—	1	1	—

截至二零零三年、二零零二年、二零零一年十二月三十一日止年度及截至二零零四年及二零零三年六月三十日止六個月，該業務並無向五名最高薪人士付予任何薪金、獎金及利益以作為加入該業務的獎勵或退辭的酬報。

(d)　流動負債淨額及總資產減流動負債

	於二零零四年六月三十日	於十二月三十一日		
		二零零三年	二零零二年	二零零一年
		(百萬美元)		
流動負債淨額	$(1,027)	$(1,160)	$(890)	$(549)
總資產減流動負債	$(659)	$(738)	$(431)	$(80)

(e)　廠房及其他物業

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
			(百萬美元)		
添置(成本值)	$36	$71	$97	$86	$107
出售					
按成本值	$5	$155	$158	$66	$2
累計折舊	(2)	(111)	(113)	(37)	(2)
賬面淨值	$3	$44	$45	$29	$—
轉(出)／入淨額					
按成本值	$(108)	$(39)	$(33)	$11	$(196)
累計折舊	67	24	26	(1)	101
賬面淨值	$(41)	$(15)	$(7)	$10	$(95)
撇銷					
按成本值	$82	$33	$86	$84	$47
累計折舊	(80)	(31)	(81)	(75)	(44)
賬面淨值	$2	$2	$5	$9	$3

(f)　土地及樓宇

該業務按賬面淨值計算的物業權益分析如下：

	於二零零四年六月三十日	於十二月三十一日		
		二零零三年	二零零二年	二零零一年
		(百萬美元)		
永久業權土地及土地改良(成本值)	$38	$42	$50	$50
累計折舊	(24)	(24)	(32)	(30)
土地及土地改良賬面淨值	$14	$18	$18	$20
永久業權土地樓宇及樓宇裝修(成本值)	$407	$490	$526	$513
累計折舊	(204)	(249)	(287)	(273)
樓宇及樓宇裝修賬面淨值	$203	$241	$239	$240

(g) 應收賬款 — 貿易

應收貿易賬款賬齡分析如下：

	於二零零四年六月三十日	於十二月三十一日 二零零三年	二零零二年	二零零一年
	(百萬美元)			
少於90日	$383	$451	$404	$409
91 — 180日	11	14	15	23
超過180日	11	12	15	25
	$405	$477	$434	$457
呆賬備抵	7	7	9	14
總應收貿易賬款淨額	$398	$470	$425	$443

該業務為客戶提供的發票付款期由30至90日不等，視乎不同國家而定。

(h) 應付賬款

應付貿易賬款的賬齡分析如下：

	於二零零四年六月三十日	於十二月三十一日 二零零三年	二零零二年	二零零一年
	(百萬美元)			
尚未到期	$1,441	$1,458	$1,159	$956
逾期1 — 30日	—	1	9	—
逾期31 — 60日	—	(2)	—	—
應付賬款總額	$1,441	$1,457	$1,168	$956

(i)　附屬公司

以下為該業務於二零零四年六月三十日至本報告日期為止所管理附屬公司的詳情：

名稱	註冊成立地點及日期以及法人機構類別	主要業務及營業地點	已發行／註冊股本資料	有效持有權益
LG IBM PC Company, Limited	韓國漢城 一九九六年十一月二十二日 有限公司	在韓國進行個人電腦市場推廣及銷售	每股面值5,000韓元的4,860,000股普通股	51%
長城國際信息產品(深圳)有限公司	中國 一九九四年二月三日 有限公司 中外合營股份公司	在中國製造及銷售個人電腦	註冊資本490萬美元	80%

於 LG IBM PC Company, Limited 的合營公司權益，由 IBM Korea, Inc.(其最終控股公司為 International Business Machines Corporation)持有。於長城國際信息產品(深圳)有限公司的權益，由 IBM Far East Holdings B.V.(其最終控股公司為 International Business Machines Corporation)持有。

LG IBM PC Company, Limited 及長城國際信息產品(深圳)有限公司截至二零零三年、二零零二年及二零零一年十二月三十一日止年度的核數師，分別是 Samil PricewaterhouseCoopers 及普華永道中天會計師事務所有限公司。

(j)　最終控股公司

International Business Machines Corporation 乃一家於美國註冊成立及上市的公司，亦為該業務的最終控股公司。

(k)　結算日後財務報表

該業務或其任何附屬公司並無就二零零四年六月三十日之後任何期間，編製任何經審核財務報表；另誠如該等財務報表所披露，該業務或其任何附屬公司並無就二零零四年六月三十日之後任何期間，宣派任何股息或其他分派。

本通函附錄一所載個人電腦部的經審核美國合併財務報表乃根據個人電腦部經審核的美國合併財務報表附註B所詳述符合美國公認會計準則的個人電腦部會計政策而編製，有關政策在某些重大方面有別於本公司所採用符合香港公認會計準則的會計政策。對根據美國公認會計準則編製的經審核美國合併財務報表有重大影響與本公司董事根據香港公認會計準則編製的未經審核合併財務資料有重大影響的差異(呈列形式上的差異除外)載於下文。

(A) 根據香港公認會計準則編製的未經審核合併財務資料

下列有關個人電腦部截至二零零四年及二零零三年六月三十日止六個月及截至二零零三年、二零零二年及二零零一年十二月三十一日止三個年度各年(「有關期間」)的未經審核香港公認會計準則合併經營業務報表、及於二零零四年六月三十日及二零零三、二零零二及二零零一年十二月三十一日的未經審核香港公認會計準則合併財務狀況報表(統稱「未經審核香港公認會計準則合併財務資料」)(乃由本公司之董事所編製)乃從本通函附錄一經審核美國合併財務報表衍生而成。根據美國公認會計準則編製的經審核合併現金流量報表未按照香港公認會計準則而重列，因為除呈列形式差異外，並無重大差異。　閣下請垂注經審核美國合併財務報表附註所述經審核美國合併財務報表的編製基準，以及 IBM 的獨立註冊會計師的意見。　閣下亦請垂注未經審核香港公認會計準則合併財務資料未經獨立審核。因此，未必能夠如實根據香港公認會計準則反映有關期間的業務經營及截至該等日期的財務狀況。

未經審核合併經營業務報表（根據香港公認會計準則）：

（百萬美元）

	附註	截至六月三十日止六個月						截至十二月三十一日止年度								
		二零零四年			二零零三年			二零零三年			二零零二年			二零零一年		
		未調整美國公認會計準則合併財務報表	公認會計準則差異調整	香港公認會計準則合併財務資料	未調整美國公認會計準則合併財務報表	公認會計準則差異調整	香港公認會計準則合併財務資料	未調整美國公認會計準則合併財務報表	公認會計準則差異調整	香港公認會計準則合併財務資料	未調整美國公認會計準則合併財務報表	公認會計準則差異調整	香港公認會計準則合併財務資料	未調整美國公認會計準則合併財務報表	公認會計準則差異調整	香港公認會計準則合併財務資料
		經審核	未經審核	未經審核	未經審核	未經審核	未經審核	經審核	未經審核	未經審核	經審核	未經審核	未經審核	經審核	未經審核	未經審核
收入淨額：																
外部銷售		5,003	—	5,003	4,160	—	4,160	9,288	—	9,288	8,962	—	8,962	9,745	—	9,745
向IBM銷售		214	—	214	136	—	136	278	—	278	275	—	275	333	—	333
收入淨額總額		5,217	—	5,217	4,296	—	4,296	9,566	—	9,566	9,237	—	9,237	10,078	—	10,078
收入成本：																
外部銷售	iv	4,492	—	4,492	3,668	—	3,668	8,327	—	8,327	8,066	—	8,066	8,815	10	8,825
向IBM銷售		214	—	214	136	—	136	278	—	278	275	—	275	333	—	333
收入成本總額		4,706	—	4,706	3,804	—	3,804	8,605	—	8,605	8,341	—	8,341	9,148	10	9,158
毛利		511	—	511	492	—	492	961	—	961	896	—	896	930	(10)	920
開支及其他收入：																
銷售、一般及行政	i, ii, iii	511	(2)	509	489	(1)	488	1,013	(1)	1,012	1,038	(1)	1,037	1,201	(3)	1,198
研究、開發及工程		70	—	70	72	—	72	139	—	139	138	—	138	179	—	179
知識產權收入		(27)	—	(27)	(30)	—	(30)	(75)	—	(75)	(118)	—	(118)	(134)	—	(134)
其他開支及（收入）		1	—	1	(4)	—	(4)	1	—	1	(94)	—	(94)	(23)	—	(23)
開支及其他收入總額		555	(2)	553	527	(1)	526	1,078	(1)	1,077	964	(1)	963	1,223	(3)	1,220
除所得稅、少數股東權益及更改會計原則前虧損		(44)	2	(42)	(35)	1	(34)	(117)	1	(116)	(68)	1	(67)	(293)	(7)	(300)
利得稅撥備	v	74	—	74	51	—	51	115	1	116	86	—	86	77	—	77
少數股東權益		21	—	21	11	—	11	26	—	26	17	—	17	17	—	17
更改會計原則前虧損淨額		(139)	2	(137)	(97)	1	(96)	(258)	—	(258)	(171)	1	(170)	(387)	(7)	(394)
更改會計原則的影響	iv	—	—	—	—	—	—	—	—	—	—	—	—	(10)	10	—
虧損淨額		(139)	2	(137)	(97)	1	(96)	(258)	—	(258)	(171)	1	(170)	(397)	3	(394)

未經審核合併財務狀況報表(根據香港公認會計準則)：

(百萬美元)

	附註	於二零零四年六月三十日			於十二月三十一日 二零零三年			二零零二年			二零零一年		
		未調整美國公認會計準則合併財務報表 經審核	公認會計準則差異調整 未經審核	香港公認會計準則合併財務資料 未經審核	未調整美國公認會計準則合併財務報表 經審核	公認會計準則差異調整 未經審核	香港公認會計準則合併財務資料 未經審核	未調整美國公認會計準則合併財務報表 經審核	公認會計準則差異調整 未經審核	香港公認會計準則合併財務資料 未經審核	未調整美國公認會計準則合併財務報表 經審核	公認會計準則差異調整 未經審核	香港公認會計準則合併財務資料 未經審核
資產													
流動資產：													
現金		297	—	297	211	—	211	199	—	199	110	—	110
應收賬款淨額		398	—	398	470	—	470	425	—	425	443	—	443
存貨淨額		279	—	279	235	—	235	216	—	216	322	—	322
預付開支及其他流動資產	iv	192	—	192	120	1	121	118	1	119	151	3	154
流動資產總額		1,166	—	1,166	1,036	1	1,037	958	1	959	1,026	3	1,029
廠房及其他物業		806	(13)	793	968	(35)	933	1,129	—	1,129	1,149	—	1,149
減：累計折舊		(498)	16	(482)	(607)	37	(570)	(728)	—	(728)	(718)	—	(718)
廠房及其他物業淨額	ii	308	3	311	361	2	363	401	—	401	431	—	431
投資及雜項資產	iii, iv	60	(17)	43	61	(14)	47	58	(10)	48	38	(26)	12
資產總額		1,534	(14)	1,520	1,458	(11)	1,447	1,417	(9)	1,408	1,495	(23)	1,472
負債及投資權益／(虧絀)													
流動負債：													
稅項		21	—	21	35	—	35	18	—	18	17	—	17
應付賬款		1,441	—	1,441	1,457	—	1,457	1,168	—	1,168	956	—	956
應計補償		30	—	30	41	—	41	51	—	51	53	—	53
遞延收益		21	—	21	24	—	24	47	—	47	30	—	30
應計質保		289	—	289	237	—	237	196	—	196	181	—	181
應計退款及退貨		175	—	175	193	—	193	176	—	176	191	—	191
應付軟件專利權費		159	—	159	166	—	166	145	—	145	107	—	107
其他應計開支及負債		57	—	57	43	—	43	47	—	47	40	—	40
流動負債總額		2,193	—	2,193	2,196	—	2,196	1,848	—	1,848	1,575	—	1,575
非流動應計質保		229	—	229	191	—	191	144	—	144	133	—	133
少數股東權益及其他長期負債	iv, v	87	1	88	62	(4)	58	53	(6)	47	53	—	53
負債總額		2,509	1	2,510	2,449	(4)	2,445	2,045	(6)	2,039	1,761	—	1,761
IBM投資淨額	i, ii, iii, v	(973)	(14)	(987)	(984)	(13)	(997)	(613)	(10)	(623)	(288)	(6)	(294)
累計其他綜合收入(虧損)	iv	(2)	(1)	(3)	(7)	6	(1)	(15)	7	(8)	22	(17)	5
投資權益／(虧絀)總額		(975)	(15)	(990)	(991)	(7)	(998)	(628)	(3)	(631)	(266)	(23)	(289)
負債總額及投資權益／(虧絀)		1,534	(14)	1,520	1,458	(11)	1,447	1,417	(9)	1,408	1,495	(23)	1,472

未經審核合併經營業務報表及未經審核合併財務狀況報表（根據香港公認會計準則）附註：

(i) *確認股權補償開支*

根據美國公認會計準則，由單獨擁有人 IBM 授予個人電腦部僱員的購股權和股份列作擁有人貢獻。該等購股權和股份的相關補償開支的入賬方式與如以下所述之個人電腦部授出購股權和股份的入賬方式相同：

(1) 由單獨擁有人授出的購股權

IBM 授予個人電腦部僱員購股權的補償開支（如有）於授出日期確認，並於歸屬期間攤銷。個人電腦部遵照美國公認會計原則委員會第25號意見書「發行股份予僱員的會計處理方法」（「APB 第25號」）的確認與計量條文及相關詮釋為購股權計劃列賬。因此，補償開支的金額是根據 IBM 股份於批授日期所報市價高出購股權行使價的內在價值（如有）計算，並按有關購股權的歸屬期予以攤銷。此外，遵照美國公認會計準則，IBM 就因若干獎勵的表現條件更改而授予個人電腦部部僱員的若干購股權所確認的補償開支，已分配至個人電腦部。並相應在其在經審核美國公認會計準則合併經營業務報表中作出相應的確認。

美國財務會計準則（「SFAS」）第123號「股份補償開支的會計處理」（「SFAS第123號」）及 SFAS 第148號「股份補償，轉換及披露之會計」（「SFAS 第148號」）條文之相關修訂，容許實體繼續應用 APB第25號之規定及使用 SFAS 第123號及 SFAS第148號所訂明以公平值購股權定價模式，就僱員購股權開支於財務報表附註中作出備考收入或虧損淨額及備考每股盈利或虧損披露。

(2) 由單獨擁有人授出的股份

IBM 授予個人電腦部僱員股份的補償開支以授出日期的股份所報收市價計算，並於股份歸屬時在經營業務報表內列作補償開支。授予個人電腦部僱員的股份所產生的經 IBM 確認的補償開支，已分配至個人電腦部，並相應在其經審核美國公認會計準則合併經營業務報表中確認。

香港財務滙報準則第2號於二零零五年一月一日生效前，香港公認會計準則對於確認及計量 IBM 向個人電腦部僱員授出購股權及股份並無特定會計準則。本公司採納的會計政策，對股權補償開支不予確認。因此，IBM 向個人電腦部僱員授予購股權和

股份的股權補償開支截至二零零四及二零零三年六月三十日止六個月分別約300萬美元和200萬美元及截至二零零三、二零零二及二零零一年十二月三十一日止年度分別約300萬美元、500萬美元和500萬美元，在香港公認會計準則下被撥回處理。

(ii) 投資物業的會計處理

遵照美國公認會計準則，所有物業(包括並非持有用於轉售的投資物業)應以成本值減累積折舊及累積減值虧損列賬，並按其估計使用年期折舊。

遵照香港公認會計準則，投資物業以成本值減累計減值虧損在資產負債表列賬，因為其估計公開市值總值少於個人電腦部資產總值之15%以及租約未屆滿年期多於20年。於二零零三年一月，個人電腦部訂立若干租賃協議，將若干部分樓宇設施租予第三方租戶。遵照香港公認會計準則，這些租出樓宇設施部分應被列為投資物業(「轉換」)。因此，有關美國公認會計準則下所記錄的物業部分截至二零零四及二零零三年六月三十日止六個月的折舊開支分別約100萬美元和100萬美元，以及截至二零零三年十二月三十一日止年度折舊開支約200萬美元，在香港公認會計準則下已作撥回處理。另外，於轉換日的相關累計折舊開支約0.35億美元，已予重列以抵銷物業原值，以適當反映投資物業用途更改。於二零零四年五月，若干投資物業轉讓予 IBM。因此，於二零零四年六月三十日，有關剩餘投資物業約0.13億美元的累積折舊開支已予重列。

(iii) 商譽的會計處理

遵照美國公認會計準則，於二零零二年一月一日之前，因收購而產生的商譽列為資產，並按其估計可用年期攤銷。就經審核美國合併財務報表內的商譽而言，估計可用年期為5年。此外，評估商譽減值涉及比較資產組合的賬面值(包括商譽)與預期未折現未來現金流量總額，以釐定是否有減值跡象。倘賬面值超出預期未折現未來現金流量，減值虧損則會按資產組合的公平值計算，並在經審核美國公認會計準則合併經營業務報表中列作開支扣除。

於二零零二年一月一日後，個人電腦部採納 SFAS 第142號「商譽及其他無形資產」(「SFAS 第142號」)。SFAS 第142號大幅修改根據美國公認會計準則就商譽作出的會計處理。根據 SFAS 第142號，商譽不再攤銷，及 SFAS 第142號規定，須於採納該原則首年及其後每年，或每當發生可引致商譽減值的事件或情況時，則更頻密地進行已定的兩步流程，為商譽進行減值測試。第一步是在申報單位的公平值低於其賬面值時，則須甄別出商譽減值的可能性。第二步是比較商譽的隱含公平值與賬面值，從而計算出商譽減值的金額(如有)。

遵照香港公認會計準則對二零零一年一月一日或之後開始的財政年度生效的會計實務準則第30號「業務合併」，商譽應按其估計使用年期以直線法攤銷。計入各期間的攤銷會確認為開支。一般而言，倘商譽出現減值跡象，則會就有關商譽進行減值測試。倘商譽所屬現金產生單位的賬面值超出其可收回金額，減值虧損便會於經營業務報表中確認。可收回金額已界定為於各結算日估計的售價淨額及使用價值兩者間的較高者。根據本公司的會計政策，在香港公認會計準則下，商譽應該按估計可用年期5年攤銷。因此，累計商譽攤銷於二零零一年一月一日約400萬美元；截至二零零四年和二零零三年六月三十日止六個月攤銷開支分別約200萬美元和200萬美元；截至二零零三年、二零零二年和二零零一年十二月三十一日止年度分別約為400萬美元、400萬美元和200萬美元，均已根據香港公認會計準則處理。在經審核美國公認會計準則合併經營業務報表內，商譽列為「投資及雜項資產」。

(iv) 衍生工具及對沖交易

遵照美國公認會計原則，個人電腦部採納了 SFAS 第133號「衍生工具及對沖活動的會計處理」(經 SFAS 第138號「若干衍生工具及若干對沖活動的會計處理」及 SFAS 第149號「第133號有關衍生工具及對沖活動的修訂」修訂)(「SFAS 第133號」)，此等準則規定所有金融工具和衍生工具均須按公平值在資產負債表確認。SFAS 第133號為衍生工具建立會計及申報準則。

個人電腦部的衍生工具的基本用途，乃指定為預測交易現金流量因外滙滙率變動而可能產生的差異，作出對沖。有效現金流量對沖價值變動扣除適用税項後記錄在「累計其他綜合收入／(虧損)」內作為投資權益／(虧絀)項目，直至衍生合同屆滿為止。衍生合同屆滿後，這些衍生工具的累計價值變動重列為淨虧損受相關現金流量變動影響期間內的「收入成本」。重列數額為先前在「投資權益／(虧絀)」內遞延而影響該期間淨虧損的現金流量盈虧的適用抵銷額。開始時沒有指定為對沖的衍生工具價值變動，以及指定為對沖值沒有在指定對沖期內抵銷相關對沖項目的衍生工具價值變動，記於各期間的「淨虧損」和「其他(收入)及開支」。若干衍生工具的折讓或溢價，遞延至合同期間終結，在經審核美國合併財務報表「累計其他綜合收入／(虧損)」)中申報。

除外滙遠期合同盈虧及折讓或溢價外，在香港會計準則第39號於二零零五年一月一日生效前，根據香港公認會計準則並無特定的會計準則監督衍生工具及對沖交易的確認與計量。本公司根據香港公認會計準則採納的衍生工具及對沖交易會計政策如下：

- 衍生金融工具不會在財務報表中確認；及

- 若採用非投機性外滙遠期合同作為確定承擔的對沖，合同盈虧將於承擔期終加入相關交易的金額或自該金額扣除。折讓或溢價與盈虧一同遞延。

個人電腦部於二零零一年一月一日根據美國公認會計準則採納 SFAS 第133號後，在根據美國公認會計準則經審核合併業務報表「會計原則更改的影響」項目中，計入0.1億美元累計影響費用。由於香港公認會計準則並無會計政策更改，因此，已撥回此等開支。

在美國公認會計準則經審核美國合併財務報表中確認的外滙遠期合同公平值淨資產或(負債)，於二零零四年六月三十日、二零零三年、二零零二年和二零零一年十二月三十一日，分別約100萬美元、(500萬)美元、(600萬)美元和0.2億美元，在香港公認會計準則下已予撥回。此外，二零零三年、二零零二年和二零零一年十二月三十一日有關此等衍生工具的未攤銷已支付淨溢價，分別約100萬美元、100萬美元和300萬美元，已由「累計其他綜合收入／(虧損)」，重列為未經審核香港公認會計準則合併財務資料中的「預付開支和其他流動資產」。

(v) *遞延所得稅項*

一般而言，香港公認會計準則與美國公認會計準則的遞延所得稅會計規定相當接近，但由於上述會計準則差異而產生的遞延稅項效應，根據香港公認會計準則與根據美國公認會計準則確認的遞延所得稅亦有差異。

(B) 近期會計準則變更

未經審核香港公認會計準則合併財務資料，乃根據本公司所採納的會計政策(根據香港公認會計準則)編製。

香港會計師公會已發出多項新修訂香港財務報告準則及經修訂的香港公認會計準則(統稱為 HKFRS)，並於二零零五年一月一日或以後開始的會計期間生效。該等新準則涵蓋範圍包括投資物業、金融工具、以股份為基礎的支付、企業合併、保險合同及待出售的非流動資產和停止經營業務，自本公司截至二零零六年三月三十一日止財政年度起適用於本公司。自截至二零零六年三月三十一日止財政年度起，本公司的業績和財政狀況將會受到這等準則影響。

(C) 有關香港公認會計準則對賬的報告

以下為本公司獨立核數師羅兵咸永道會計師事務所(執業會計師)發出以供本通函刊載報告全文。



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

敬啟者：

吾等已審閱聯想集團有限公司(「貴公司」)就　貴公司與International Business Machines Corporation(「IBM」)於二零零四年十二月七日訂立的資產購買協議(「資產購買協議」)擬收購IBM的個人電腦部(「個人電腦部」)而於二零零四年十二月三十一日刊發的通函(「本通函」)附錄二「個人電腦部的未經審核香港公認會計準則合併財務資料」所載列個人電腦部於二零零四年六月三十日、二零零三年、二零零二年、二零零一年十二月三十一日及截至二零零四及二零零三年六月三十日止六個月及截至二零零三年、二零零二年及二零零一年十二月三十一日止三個年度各年之未經審核香港公認會計準則合併財務資料(「未經審核香港公認會計準則合併財務資料」)所作的調整及其編算方法。

責任

未經審核香港公認會計準則合併財務資料，乃經對本通函附錄一所示按美國公認會計準則編製、並由IBM的獨立註冊會計師根據美國公營公司會計監督委員會的準則審核的個人電腦部經審核美國合併財務報表(「經審核美國合併財務報表」)作出調整後得出。個人電腦部的管理層須對經審核美國合併財務報表負責。在編算未經審核的香港公認會計準則合併財務資料的過程中，曾作出調整，以便根據　貴公司符合香港公認會計準則的會計政策呈列個人電腦部的財政狀況及業績，而　貴公司董事須對該等調整負責。

吾等的責任為根據吾等的審閱工作對達至未經審核香港公認會計準則合併財務資料所作出的調整及其編算方法作出吾等意見，並向　閣下滙報。

意見之基礎

吾等根據香港會計師公會(「香港會計師公會」)發出的核證準則進行工作。吾等的工作主要包括將本通函附錄二所載未經調整美國公認會計準則合併財務報表與載於本通函附錄一的經審核美國合併財務報表比較及考慮為其作出調整的證據,當中包括審閱個人電腦部會計政策與　貴公司會計政策兩者的差異及查核編算未經審核香港公認會計準則合併財務資料的計算準確性。核證工作並不涉及獨立審核任何相關財務資料。

吾等已就有關調整,參照香港會計師公會發出的核數指引第3.340條「招股章程及申報會計師」進行必須的額外程序。吾等的工作並不構成根據香港會計師公會發出的核數準則而作出的審核,因此,吾等並不就未經審核香港公認會計準則合併財務資料的真確及公平性作出任何保證。

意見

根據上文所述,吾等認為:

(a) 本通函附錄二所載未經調整美國公認會計準則合併財務資料已適當地摘錄自本通函附錄一所載經審核美國合併財務報表;

(b) 達至未經審核香港公認會計準則合併財務資料時所作出的調整已反映個人電腦部會計政策與　貴公司會計政策之間在所有重大方面的差異;及

(c) 編算未經審核香港公認會計準則合併財務資料在計算上是屬準確的。

此致

聯想集團有限公司
列位董事　台照

羅兵咸永道會計師事務所
香港執業會計師
謹啟

二零零四年十二月三十一日

下文概述聯想集團截至二零零四年三月三十一日止三個財政年度的經審核財務資料及截至二零零四年九月三十日止六個月的未經審核財務資料及聯想集團截至二零零四年三月三十一日止兩個財政年度經審核賬目。聯想集團的賬目已根據香港公認會計原則編製，並符合香港會計師公會發出的會計準則。

三年及六個月的財務概要

綜合損益表

	截至九月三十日止六個月		截至三月三十一日止年度		
	二零零四年	二零零三年	二零零四年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元
	(未經審核)	(未經審核)	(經審核)	(經審核)	(經審核)
營業額	11,532,708	11,589,140	23,175,944	20,233,290	20,853,254
除利息、税項、折舊及攤銷前經營溢利	608,114	602,170	1,125,129	1,174,720	1,008,938
折舊費用	(101,888)	(97,336)	(211,161)	(160,304)	(143,048)
無形資產攤銷	(15,891)	(15,234)	(34,999)	(15,246)	—
資產減值	(51,364)	—	—	—	—
出售投資收益／(虧損)	164,382	6,002	47,558	(26,802)	164,240
財務收入	41,646	40,049	93,368	77,233	67,360
經營溢利	644,999	535,651	1,019,895	1,049,601	1,097,490
財務費用	(3,500)	—	(2,881)	(20)	(11,785)
	641,499	535,651	1,017,014	1,049,581	1,085,705
應佔共同控制實體(虧損)／溢利	(10,110)	(13,539)	(39,053)	(34,756)	8,468
應佔聯營公司(虧損)／溢利	(246)	5,379	16,891	13,826	(12,979)
除税前溢利	631,143	527,491	994,852	1,028,651	1,081,194
税項	(24,905)	1,326	20,150	(26,018)	(23,092)
除税後溢利	606,238	528,817	1,015,002	1,002,633	1,058,102
少數股東權益	20,633	10,601	37,883	14,519	(13,202)
股東應佔溢利	626,871	539,418	1,052,885	1,017,152	1,044,900
股息	179,357	149,436	373,704	747,412	383,088
每股盈利					
— 基本(港仙)	8.39	7.22	14.09	13.55	13.86
— 全面攤薄(港仙)	8.38	7.19	13.99	13.54	13.79

綜合資產負債表

	於二零零四年九月三十日	於三月三十一日		
		二零零四年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
	(未經審核)	(經審核)	(經審核)	(經審核)
非流動資產	2,018,221	2,242,141	1,514,546	1,337,182
流動資產	7,143,996	6,099,900	5,241,050	4,354,555
流動負債	3,850,075	3,297,440	2,507,004	2,002,323
非流動負債	391,341	526,547	330	330
少數股東權益	30,800	29,330	59,741	7,050
資產淨額	4,890,001	4,488,724	4,188,521	3,682,034

本集團截至二零零四年三月三十一日止年度的經審核賬目

綜合損益表

截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
營業額	3	23,175,944	20,233,290
除利息、稅項、折舊及攤銷前經營溢利		1,125,129	1,174,720
折舊費用		(211,161)	(160,304)
無形資產攤銷		(34,999)	(15,246)
出售投資收益／(虧損)		47,558	(26,802)
財務收入		93,368	77,233
經營溢利	4	1,019,895	1,049,601
財務費用	6	(2,881)	(20)
		1,017,014	1,049,581
應佔共同控制實體虧損		(39,053)	(34,756)
應佔聯營公司溢利		16,891	13,826
除稅前溢利	5	994,852	1,028,651
稅項	7	20,150	(26,018)
除稅後溢利		1,015,002	1,002,633
少數股東權益		37,883	14,519
股東應佔溢利	10	1,052,885	1,017,152
股息	11	373,704	747,412
每股盈利			
一 基本	12	14.09港仙	13.55港仙
一 全面攤薄	12	13.99港仙	13.54港仙

資產負債表
於二零零四年三月三十一日

	附註	集團 二零零四年 千港元	集團 二零零三年 千港元	公司 二零零四年 千港元	公司 二零零三年 千港元
非流動資產					
無形資產	13	646,986	120,621	—	—
有形固定資產	14	987,272	845,976	32,115	41,000
在建工程	15	260,377	174,138	—	—
於附屬公司之投資	16(a)	—	—	2,327,875	2,327,875
於共同控制實體之投資	17	124,124	198,549	—	—
於聯營公司之投資	18	112,682	101,613	—	—
證券投資	19	75,982	73,649	—	37,890
遞延税項資產	20	34,718	—	—	—
		2,242,141	1,514,546	2,359,990	2,406,765
流動資產					
存貨	21	1,393,018	1,269,051	—	—
應收附屬公司欠款	16(b)	—	—	3,218,602	2,188,544
應收貿易賬款	22(a)	1,230,944	553,516	—	—
應收票據	22(b)	520,321	383,412	—	—
按金、預付款項及其他應收賬款		301,513	226,748	81,548	89,737
可收回税項		4,033	—	—	—
現金及現金等價物	23	2,650,071	2,808,323	1,107,976	1,813,751
		6,099,900	5,241,050	4,408,126	4,092,032
流動負債					
應付附屬公司欠款	16(b)	—	—	115,511	87,431
應付貿易賬款	24(a)	2,155,057	1,588,632	—	—
應付票據	24(b)	356,531	279,381	—	—
應計費用及其他應付款		616,897	630,779	15,189	15,427
應付共同控制實體之款項	17	108,471	—	—	—
應付税項		5,031	8,212	—	—
長期負債的一年內應支付部分	25	55,453	—	—	—
		3,297,440	2,507,004	130,700	102,858
流動資產淨額		2,802,460	2,734,046	4,277,426	3,989,174
總資產減流動負債		5,044,601	4,248,592	6,637,416	6,395,939
資金來源：					
股本	26	186,890	186,934	186,890	186,934
儲備	28	4,301,834	4,001,587	6,450,526	6,208,701
股東資金		4,488,724	4,188,521	6,637,416	6,395,635
少數股東權益		29,330	59,741	—	—
遞延税項負債	20	—	330	—	304
長期負債	25	526,547	—	—	—
		5,044,601	4,248,592	6,637,416	6,395,939

綜合現金流量表

截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
經營活動			
經營所得現金淨額	33	748,993	1,150,075
財務收入		93,368	77,233
財務費用		(2,881)	(20)
繳付税款		(21,696)	(17,410)
經營活動所得現金淨額		817,784	1,209,878
投資活動			
購置有形固定資產		(96,218)	(125,708)
出售有形固定資產		8,059	29,727
支付在建工程款項		(268,135)	(169,000)
購入版權		(4,912)	(42,453)
購買證券投資		(43,552)	(200,237)
出售證券投資		79,845	140,517
收購附屬公司所得現金淨額	36	5,449	4,847
出售附屬公司部分權益之所得款項		11,792	—
購買業務		—	(54,613)
投資聯營公司		—	(2,670)
投資共同控制實體		—	(24,289)
聯營公司償還所欠貸款		—	50,034
出售聯營公司所得款項		5,660	27,286
已收聯營公司股息		5,490	6,892
投資活動所耗現金淨額		(296,522)	(359,667)
未計融資前所得現金淨額		521,262	850,211
融資活動	34		
行使購股權及發行新股份		28,736	1,887
回購股份		(28,394)	(79,399)
少數股東注資		11,604	—
支付股息		(761,814)	(405,276)
支付少數股東股息		(4,594)	—
少數股東貸款		75,000	—
融資所耗現金淨額		(679,462)	(482,788)
現金及現金等價物(減少)／增加		(158,200)	367,423
年初現金及現金等價物		2,808,323	2,441,169
滙率變動之影響		(52)	(269)
年終現金及現金等價物		2,650,071	2,808,323

綜合股東權益變動表

截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
年初權益總額		4,188,521	3,682,034
投資證券之公平市值盈餘／(虧損)	28	20,144	(20,891)
折算附屬公司、聯營公司及共同控制實體之賬目時所產生之滙兑差額	28	270	156
未於綜合損益表中確認之收益／(虧損)淨額		20,414	(20,735)
本年度溢利		1,052,885	1,017,152
於出售證券投資時變現之儲備	28	(11,624)	(7,120)
已確認收益總額		1,061,675	989,297
清理附屬公司時產生之商譽撤除	28	—	(22)
行使購股權	28	28,736	1,887
購回股份	28	(28,394)	(79,399)
已付股息	28	(761,814)	(405,276)
年終權益總額		4,488,724	4,188,521

賬目附註

1. 編製基準

本賬目乃根據香港公認會計原則及香港會計師公會頒佈之會計準則編製。如下文會計政策所披露，除證券投資以公平價值入賬外，其他賬目都是根據歷史成本法編製。

本年度，本集團採納香港會計師公會頒佈之會計實務準則第12號「所得税」，該等會計實務準則於二零零三年一月一日或以後開始之會計期間生效。

本集團會計政策之變動及採納該等新政策之影響載於下文。

2. 主要會計政策

在編製綜合賬目時所採用之主要會計政策載列如下：

(a) 綜合基準

(i) 本綜合賬目包括本公司及各附屬公司於三月三十一日之賬目。附屬公司乃指本公司直接或間接控制其董事會之組成，擁有超過半數投票權或持有過半數發行股份的公司。

於本年度內購入或售出之附屬公司之業績，由收購生效日期起或迄至出售生效日期止(如適用)計入綜合損益表。

出售附屬公司之盈虧指出售所得款項淨額與本集團所佔其資產淨值，連同過往並未計入綜合損益表內支銷或入賬之任何未攤銷商譽或負商譽，或已在儲備記賬之商譽／負商譽，以及任何相關之累積外幣滙兑儲備之差異。

(ii) 本集團內各公司間所有重大交易及結餘均於綜合賬目時抵銷。

(iii) 少數股東權益指外界股東應佔附屬公司經營業績及資產淨值之權益。

(iv) 於附屬公司之投資按成本值扣除減值虧損準備後列入本公司資產負債表。附屬公司之業績則按已收及應收股息基準列入本公司賬目。

(b) 合營企業

(i) 合營企業乃一項合約協議，據此，本集團及其他訂約方進行經濟活動，而該項經濟活動乃雙方共同控制，概無參與者可單方面控制該項經濟活動。

(ii) 綜合損益表包括本年度本集團應佔共同控制實體業績，而綜合資產負債表包括本集團應佔共同控制實體之資產淨值及因收購而產生之商譽／負商譽(扣除累計攤銷)。

(iii) 於共同控制實體之投資乃按成本扣除減值虧損撥備後列入本公司資產負債表。共同控制實體之業績則按已收及應收股息基準列入本公司賬目。

(c) 聯營公司

(i) 聯營公司指除附屬公司或合資公司以外，其股權乃長期持有，其管理決策受重大影響之公司。

(ii) 綜合損益賬包括年度內本集團應佔聯營公司業績之部分，而綜合資產負債表則包括本集團應佔聯營公司資產淨值之部分及因收購而產生之商譽／負商譽（扣除累計攤銷）。

(iii) 當聯營公司之投資賬面值已全數撇銷，便不再採用權益法，除非集團就該聯營公司已產生承擔或有擔保之承擔。

(iv) 本集團與其聯營公司間交易之未變現盈利按本集團應佔該等聯營公司之權益撇銷。除非交易提供所轉讓資產減值之憑證，否則將未變現虧損撇銷。

(v) 聯營公司投資乃按成本值扣除減值虧損準備後列入本公司資產負債表。聯營公司之業績則按已收及應收股息基準列入本公司賬目。

(d) 外幣換算

外幣交易按交易日之兑換率換算。以外幣定值之資產及負債均按結算日之兑換率換算。由此產生之滙兑差額已撥入損益表中處理。

以外幣列賬之附屬公司、共同控制實體及聯營公司之資產負債表按結算日之滙率換算，而損益表則以平均滙率換算。產生之滙兑差額則撥入儲備變動處理。

(e) 有形固定資產

(i) 土地使用權、租約土地及樓宇／裝修

土地使用權、租約土地及樓宇／裝修按成本值扣除累計攤銷或折舊及累計減值虧損入賬。

土地使用權按土地使用權年期20至50年期以直線法攤銷。

租約土地攤銷按其租約尚餘年期或預計可供本集團使用之50年期（取其較短者）撇銷其成本值至其估計殘餘價值。所採用之主要攤銷年率為2%至5%。

樓宇折舊乃按其租約尚餘年期或預計可供本集團使用之50年期（取其較短者）撇銷其成本值至其估計殘餘價值。所採用之主要折舊年率為2%至5%。

租約物業裝修之折舊採用直線法按其預計可供本集團使用之5年至10年期或租約尚餘年期（取其較短者）撇銷其成本值至其估計殘餘價值。所採用之主要折舊年率為10%至20%。

(ii) *其他有形固定資產*

其他有形固定資產乃按成本值扣除累計折舊及累計減值虧損入賬。其他有形固定資產之折舊乃採用直線法按其預計可供本集團使用年期撇銷其成本值至其估計殘餘價值。所採用之主要折舊年率為20%至33%。

(iii) *有形固定資產減值*

於各結算日，內部及外來資料來源均被視為用以評估有否任何跡象顯示包括於在建工程及有形固定資產之資產出現減值。倘存在減值跡象，資產之可收回價值將予評估及（如適用）減值虧損將予確認以將資產減至其可收回價值。該減值虧損於損益表確認。

(iv) *出售有形固定資產之盈虧*

出售有形固定資產之盈虧指出售收入淨額與相關資產賬面值之間的差額，有關數額已於損益表內確認。

(v) *有形固定資產之整修及改良成本*

有形固定資產使其達致正常運作狀況所產生之主要成本自損益表中扣除。改良費用則會資本化，並按預計可供本集團使用之年期計算折舊。

(f) **在建工程**

在建工程按成本值入賬。成本包括收購或興建樓宇、廠房及機械之所有直接及間接成本，以及在興建、安裝及測試期間以及投產日期前所借入有關資金之利息費用及滙率差額扣除任何累計減值虧損。賬內並無對在建工程作出折舊準備。樓宇、廠房及機械於落成後將轉撥為有形固定資產，按成本扣除累計減值虧損列賬。

(g) **無形資產**

(i) *商譽*

商譽指購入附屬公司、共同控制實體及聯營公司於收購日所付出之成本超過本集團應佔該等公司資產淨值的公平價值之差額。

於二零零一年一月一日或之後因收購產生之商譽載入無形資產內，並按其估計可使用年期以直線法攤銷。因本集團為擴大其產品種類或市場覆蓋範圍而進行之重大策略性收購而產生之商譽按不超過20年之年期攤銷。就所有其他收購而言，商譽一般按3至10年之年期攤銷。

會計實務準則第31號規定用以確定資產以不超過其可收回價值入賬之應用程序。資產之可收回價值被界定為其售價淨額及其使用價值兩者之較高。本集團釐定其資產之使用價值（包括固定資產、以購入法處理因企業合併而產生之商譽及無形資產）為估計日後之現金流量現值連同於其可使用年期完結時之估計出售所得款項。本集團須於各結算日評估資產有否出現可能減值之跡象，倘出現減值跡象，則須釐定資產之可收回金額。任何因此而確定之減值虧損於綜合損益表中扣除。

根據香港會計師公會頒佈之第13條詮釋之條文，商譽減值之評估亦應用於之前於儲備中撇銷之商譽，而該商譽不會於採納會計實務準則第30號時重訂。任何就之前於儲備中撇銷之商譽而確認之減值虧損將於綜合損益表中確認為開支。

(ii) *專利權及市場推廣權*

購入專利權及市場推廣權之開支將予資本化，並以系統的方法按可使用年期但不超過20年攤銷。由於專利權及市場推廣權並無活躍的交易市場，故不對其價值進行重估。

(iii) *無形資產減值*

如有跡象顯示出現耗損，則無形資產之賬面值，包括之前已在儲備撇賬之商譽，均須評估及即時撇減至可收回價值。

(h) 證券投資

並非持作買賣用途之投資乃按結算日之公平值列賬。個別證券公平值之變動乃於有關證券出售或確定減值時計入投資重估儲備或自投資重估儲備扣除。出售後，有關證券之累計盈餘或虧損，即出售收入淨額與相關證券賬面值兩者間之差額，連同轉撥自投資重估儲備之任何盈餘／虧損在損益賬中處理。

個別投資會作定期回顧，以決定彼等有否減值，倘投資被視作減值，記錄於重估儲備之累計虧損將於損益賬中處理。

當導致減值的情況及事項不再存在，則以前曾從重估儲備轉撥至損益賬的減值金額應予以回撥。

(i) 存貨

存貨按成本值及可變現淨值兩者之較低者計算。成本乃按加權平均基準釐定。在製品及製成品(貿易產品除外)之成本包括直接材料、直接人工及間接生產開支之應佔部分。貿易產品之成本則包括購貨之票面值減退貨及折扣。可變現淨值則按預期銷售所得款項減估計銷售開支之基準計算。

(j) 應收賬款

應收賬款倘被視作呆賬即作出準備。資產負債表內之應收賬款已扣除該準備。

(k) 現金及現金等價物

現金及現金等價物於資產負債表中以成本值入賬。就現金流量表而言，現金及現金等價物主要包括現金、通知存款及高度可變現且預計價值波動風險較低的投資。

(l) 撥備

當本集團因過往事件而須承擔現有法律或推定責任，而在承擔責任時有可能令資源流出，同時責任金額能夠可靠地作出估計，則會確認撥備。當本集團預計撥備可獲償付且實際上確定時，則將償付確認

為一項獨立資產。本集團對在結算日仍處於保修期的產品提取維修或替換撥備。撥備比率根據歷史維修及替換水平計算。

(m) **或有負債**

或有負債乃一項因過往事件產生之或有承擔，而該等過往事件之存在僅可由一項或多項並非由本集團全權控制之日後不明朗事件之存在與否確定。或有負債亦可為因不大可能需要耗用經濟資源或承擔之金額未能可靠地計算而未有確認之過往事件產生之現有承擔。

或有負債未有予以確認，惟已於賬目附註中披露。倘耗用經濟資源之可能性出現變動致使有可能需耗用經濟資源，則或有負債將確認為撥備。

(n) **遞延税項**

遞延税項乃使用負債法按資產與負債之税基及其於賬目中之賬面金額兩者間產生之臨時差額作出撥備。於結算日已實施或大致實施之税率乃用作釐定遞延税項。

遞延税項資產乃於日後可能具備應課税溢利以抵銷臨時性差異的情況下才確認。

於以往年度，為課税而計算之盈利與賬目所示之盈利兩者間之時差，若預期將於可預見將來導致資產與負債之收付，即按現行税率計算遞延税項。這次改動對於以往年度之賬目沒有重大影響。

(o) **經營租約**

資產擁有權之報酬及風險大部分由租賃公司承擔之租約列為經營租約。經營租約之應付租金按租約年期以直線法自損益賬中扣除。

(p) **收入**

銷售貨品所得收入於貨品擁有權轉讓予買方時(即通常於付運時)確認。提供系統集成服務所得收入則於提供服務時確認。提供資訊科技的技術服務所得收入則於提供服務時確認。利息收入以未提取之本金金額及適用利率按時間比例基準計算。股息收入在收取股息之權利確定時確認。

(q) **僱員福利**

(i) 僱員休假權利

僱員享有年假、病假及分娩假之權利於休假時方予確認。

(ii) 退休金承擔

本集團為合資格香港僱員向指定供款退休計劃作出之供款乃於產生時列作支出。僱員於全數領取供款利益前退出計劃而被沒收之供款額，乃用作減少集團之供款。該計劃之資產與本集團之資產分開持有，並由一獨立管理基金保管。

本集團亦參加中國大陸地方政府設立的退休計劃，供款乃於產生時列作支出。中國大陸地方政府承諾負責所有中國大陸合資格之僱員的退休福利承擔。

(iii) 購股權

授出購股權時並不確認為員工福利成本。當購股權行使時，所收款項將增至權益內。

(r) 分類呈報

根據本集團之內部財務呈報方式，本集團議決地域分類乃按基本呈報方式呈報，而業務分類則按輔助呈報方式呈報。

按地域的分類資產主要包括有形固定資產、在建工程、存貨、應收貿易賬款與應收票據，惟主要不包括無形資產、共同控制實體投資、聯營公司投資、證券投資、遞延稅項資產、其他應收賬款、可收回稅項及現金及現金等價物。分類負債包括經營負債，惟不包括應付稅項及購入無形資產之應付款項。資本性開支主要包括添置有形固定資產(附註14)及在建工程(附註15)。

按業務分類呈報資料時，分類資產並不包括無形資產、有形固定資產及在建工程。

3. 營業額、收益及分類資料

本集團主要提供高科技IT(「IT」)產品及服務。年內確認之收入如下：

	二零零四年 千港元	二零零三年 千港元
企業IT業務	11,925,240	10,803,311
消費IT業務	7,760,668	6,822,633
手持設備業務	2,050,164	1,440,328
IT服務業務	547,780	183,800
合同製造業務	892,092	983,218
	23,175,944	20,233,290

基本呈報方式 — 地域分類

本集團通過其附屬公司、共同控制實體及聯營公司在四個主要地域—中華人民共和國(包括中國大陸及香港)(「中國」)、亞太區(不包括中國)、北美洲及歐洲經營業務。在報告呈現時，最後三個地區統稱為「其他」。

地域分類間並無任何重大銷售或其他交易。

按地域分類呈列資料時，分類營業額及經營業績乃按客戶所在地域呈列。分類資產則按資產之所在地域呈列。分類營業額及經營業績如按資產之所在地域呈列，則彼等皆在中國區域。

輔助列報方式 — 業務分類

本集團之業務主要分為五部份：

- 企業IT業務
- 消費IT業務
- 手持設備業務
- IT服務業務
- 合同製造業務

業務分類間並無重大銷售或其他交易。

(a) **基本呈報方式 — 地域分類**

	中國 二零零四年 千港元	其他 二零零四年 千港元	合計 二零零四年 千港元
損益表			
營業額	22,878,303	297,641	23,175,944
分類經營業績	947,125	(33,157)	913,968
出售投資收益	47,558	—	47,558
無形資產攤銷	(34,999)	—	(34,999)
財務收入			93,368
財務費用			(2,881)
盈利貢獻			1,017,014
應佔共同控制實體虧損	(39,053)	—	(39,053)
應佔聯營公司溢利	16,891	—	16,891
除税前溢利			994,852
税項			20,150
除税後溢利			1,015,002
少數股東權益			37,883
股東應佔溢利			1,052,885
資產負債表			
分類資產	4,347,982	43,950	4,391,932
共同控制實體投資	124,124	—	124,124
聯營公司投資	112,682	—	112,682
證券投資	75,982	—	75,982
不可分配資產			3,637,321
綜合資產總額			8,342,041
分類負債	3,300,576	11,380	3,311,956
不可分配負債			512,031
綜合負債總額			3,823,987
資本開支	364,353	—	364,353
折舊	209,520	1,641	211,161

	中國 二零零三年 千港元	其他 二零零三年 千港元	合計 二零零三年 千港元
損益表			
營業額	19,738,075	495,215	20,233,290
分類經營業績	1,011,204	3,212	1,014,416
出售投資虧損	(26,802)	—	(26,802)
無形資產攤銷	(15,246)	—	(15,246)
財務收入			77,233
財務費用			(20)
盈利貢獻			1,049,581
應佔共同控制實體虧損	(34,756)	—	(34,756)
應佔聯營公司溢利	13,826	—	13,826
除税前溢利			1,028,651
税項			(26,018)
除税後溢利			1,002,633
少數股東權益			14,519
股東應佔溢利			1,017,152
資產負債表			
分類資產	3,184,037	42,056	3,226,093
共同控制實體投資	198,549	—	198,549
聯營公司投資	101,613	—	101,613
證券投資	71,392	2,257	73,649
不可分配資產			3,155,692
綜合資產總額			6,755,596
分類負債	2,492,220	6,572	2,498,792
税項負債			8,542
綜合負債總額			2,507,334
資本開支	337,161	—	337,161
折舊	158,985	1,319	160,304

(b) 輔助呈報方式 — 業務分類

	營業額 二零零四年 千港元	盈利貢獻 二零零四年 千港元	綜合資產總額 二零零四年 千港元
企業IT業務	11,925,240	777,698	1,560,895
消費IT業務	7,760,668	466,814	753,854
手持設備業務	2,050,164	(74,565)	431,377
IT服務業務	547,780	(58,009)	241,564
合同製造業務	892,092	(95,208)	156,593
商譽攤銷	—	(25,274)	—
出售投資收益	—	47,558	—
其他	—	(22,000)	—
共同控制實體投資	—	—	124,124
聯營公司投資	—	—	112,682
證券投資	—	—	75,982
不可分配資產	—	—	4,884,970
	23,175,944	1,017,014	8,342,041

	營業額 二零零三年 千港元	盈利貢獻 二零零三年 千港元	綜合資產總額 二零零三年 千港元
企業IT業務	10,803,311	744,153	1,270,124
消費IT業務	6,822,633	363,527	384,831
手持設備業務	1,440,328	29,017	316,471
IT服務業務	183,800	(61,405)	78,111
合同製造業務	983,218	8,554	156,442
商譽攤銷	—	(7,463)	—
出售投資虧損	—	(26,802)	—
共同控制實體投資	—	—	198,549
聯營公司投資	—	—	101,613
證券投資	—	—	73,649
不可分配資產	—	—	4,175,806
	20,233,290	1,049,581	6,755,596

4. 經營溢利

(a)

	二零零四年 千港元	二零零三年 千港元
營業額	23,175,944	20,233,290
銷售成本	(19,787,944)	(17,234,746)
毛利	3,388,000	2,998,544
財務收入	93,368	77,233
出售投資收益／(虧損)	47,558	(26,802)
	3,528,926	3,048,975
分銷費用	(1,686,932)	(1,393,990)
行政費用	(343,306)	(328,736)
其他經營費用	(443,794)	(261,402)
無形資產攤銷	(34,999)	(15,246)
經營費用總額(附註(b))	(2,509,031)	(1,999,374)
經營溢利	1,019,895	1,049,601

(b) 根據費用性質的經營費用分析：

	二零零四年 千港元	二零零三年 千港元
銷售費用	(558,124)	(379,842)
推廣及廣告費用	(395,905)	(425,143)
員工成本(包括董事酬金)(附註8)	(851,476)	(688,519)
其他費用	(668,527)	(490,624)
無形資產攤銷	(34,999)	(15,246)
經營費用總額	(2,509,031)	(1,999,374)

5. 除税前溢利

	二零零四年 千港元	二零零三年 千港元
除税前溢利已(計入)／扣除下列項目：		
核數師酬金	2,689	2,698
自置有形固定資產折舊	211,161	160,304
無形資產攤銷	34,999	15,246
已售存貨成本	19,604,591	16,965,244
經營租約之租金支出	67,023	67,900
研發費用	499,572	314,182
出售有形固定資產之虧損	2,308	3,110
滙兑(收益)／虧損淨額	(7,379)	13,346

6. 財務費用

	二零零四年 千港元	二零零三年 千港元
銀行貸款及透支應付利息	2,365	20
其他利息	516	—
總財務費用	2,881	20

7. 稅項

在綜合損益表(計入)／扣除之稅項金額如下：

	二零零四年 千港元	二零零三年 千港元
當期稅項：		
— 香港以外地區的稅項	14,482	23,730
— 上年度超額撥備	—	(339)
遞延稅項暫時差異的產生及轉回	(35,048)	—
	(20,566)	23,391
應佔稅項：		
共同控制實體	84	1,416
聯營公司	332	1,211
稅項(計入)／扣除	(20,150)	26,018

本集團有關除稅前溢利之稅項假若採用香港之稅率而計算之理論稅額之差額如下：

	二零零四年 千港元	二零零三年 千港元
除稅前溢利	994,852	1,028,651
按稅率17.5%(二零零三年：16%)計算之稅項	174,099	164,584
其他國家不同稅率之影響	(117,494)	(121,286)
無須課稅之收入	(103,801)	(27,351)
不可扣稅之稅項支出	14,240	14,762
彌補以前年度未確認的稅務虧損	—	(3,269)
確認以前年度未確認的遞延稅	(29,067)	—
有關資本支出的稅項抵免	(1,271)	(6,526)
以前年度超額撥備	—	(339)
未確認的遞延稅項資產淨額	43,144	5,443
稅項(計入)／扣除	(20,150)	26,018

由於本公司沒有需繳納香港利得稅的估計應課稅溢利，所以沒有就本年度計提香港利得稅撥備(二零零三年：無)。於二零零三年內，香港特別行政區政府更改了利得稅的稅率，由二零零三／零四財年開始，由16%增加至17.5%。

香港以外地區之稅項乃按各司法權區使用稅率計算於香港以外地區(包括中國大陸)經營之附屬公司之應課稅溢利之稅項開支。

根據中國大陸稅務機關所發出的批文，本集團於中國大陸的附屬公司享有若干中國大陸所得稅稅務優惠。

聯想(北京)有限公司於截至二零零三年十二月三十一日止三個年度享有中國大陸所得稅優惠稅率7.5%。從二零零四年一月一日開始到二零零六年十二月三十一日，聯想(北京)有限公司須按10%之稅率繳納所得稅。

聯想移動通信科技有限公司、上海聯想電子有限公司、聯想計算機系統技術服務有限公司自二零零二年一月一日起獲豁免繳交中國大陸所得稅兩年及隨後之三年獲中國大陸所得稅減半的優惠。

其他於深圳、北京及惠陽之重要中國大陸附屬公司則由二零零一年一月一日起免交中國大陸所得稅兩年至三年及隨後三年獲中國大陸所得稅減半的優惠。

8. 僱員成本

	二零零四年 千港元	二零零三年 千港元
工資、薪酬及花紅	672,562	581,465
社會保障成本	72,892	42,858
退休成本(附註(b))	58,797	41,216
其他	125,776	89,898
	930,027	755,437

(a) 上述結餘包括計入經營費用(附註4(b))內之員工成本851,476,000港元(二零零三年：688,519,000港元)。

(b) 集團向地方政府退休計劃均作出供款，所有中國大陸合資格僱員皆可參與。該等計劃之供款乃依據員工薪酬、花紅及地方政府規定的每月平均工資按百分比計算。

二零零零年十二月一日前，集團為所有符合資格的香港員工提供一項指定退休計劃。自二零零零年十二月一日起，本集團之香港僱員須按彼等之基本薪酬連同現金津貼之5%作出供款(須受強制性公積金法例之上限要求之規限)，而當僱員之服務期滿五年及十年後，僱主之供款則分別為7.5%及10%。因僱員在取得全數供款前退出計劃而沒收之供款可用作減少集團之供款。沒收之供款合共812,638港元(二零零三年：352,811港元)已於年內運用。於年結日並無餘下結存可用作進一步減低供款。指定供款計劃之資產與集團之資產分開持有，由獨立管理之基金保管。

在綜合損益賬扣除之退休福利計劃成本指集團於該等計劃應付之供款。

9. 董事及最高薪人士之酬金

(a) 年內，本公司之董事酬金總額如下：

	董事		獨立非執行董事	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
袍金	—	—	540	375
其他酬金：				
底薪、津貼及實物利益	26,037	20,667	—	—
退休福利成本	352	339	—	—
	26,389	21,006	540	375

若干董事曾獲授購股權，以認購本公司之股份。

上文披露之董事酬金並不包括根據公司購股權計劃授予之購股權之利益。

(b) 董事人數及酬金幅度及如下：

	董事		獨立非執行董事	
港元	二零零四年	二零零三年	二零零四年	二零零三年
零至1,000,000	—	—	3	3
2,000,001至2,500,000	—	1	—	—
2,500,001至3,000,000	1	—	—	—
4,000,001至4,500,000	—	1	—	—
4,500,001至5,000,000	1	—	—	—
5,500,001至6,000,000	—	1	—	—
6,000,001至6,500,000	1	—	—	—
8,000,001至8,500,000	—	1	—	—
12,000,001至12,500,000	1	—	—	—
	4	4	3	3

(c) 在五位最高薪酬之僱員中，三位(二零零三年：四位)為董事，其酬金詳情載於上述董事酬金中。年內應付予餘下兩位人士(二零零三年：一位)之酬金如下：

	二零零四年 千港元	二零零三年 千港元
底薪、津貼及實物利益	6,458	2,079
退休福利成本	25	158
	6,483	2,237

(d) 各員工酬金幅度及人數如下：

港元	二零零四年	二零零三年
2,000,001至2,500,000	—	1
3,000,001至3,500,000	2	—
	2	1

10. 股東應佔溢利

本公司股東之應佔溢利1,052,885,000港元(二零零三年：1,017,152,000港元)包括列入本公司賬目內之溢利1,001,070,000港元(二零零三年：1,095,610,000港元)。

11. 股息

	二零零四年 千港元	二零零三年 千港元
中期股息每股2.0港仙(二零零三年：1.8港仙)	149,436	135,034
擬派末期股息每股3.0港仙(二零零三年：3.0港仙)	224,268	224,040
二零零三年派發的特別股息每股5.2港仙	—	388,338
	373,704	747,412

於二零零四年六月二日召開之董事會議上，董事建議宣派每股3.0港仙之末期股息。上述擬派股息並無反映於此等賬項之應付股息內，惟將反映於截至二零零五年三月三十一日止年度之保留盈利分派。

12. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	二零零四年	二零零三年
用以計算每股基本及攤薄盈利之溢利(千港元)	1,052,885	1,017,152
用以計算每股基本盈利的加權平均股數	7,471,766,157	7,504,340,579
潛在攤薄股份	53,541,036	9,827,387
用以計算每股攤薄盈利的加權平均股數	7,525,307,193	7,514,167,966

13. 無形資產

	集團			
	商譽	專利權	市場推廣權	合計
	千港元	千港元	千港元	千港元
截至二零零四年三月三十一日止年度				
期初賬面金額	85,951	34,670	—	120,621
添置	—	4,912	507,000	511,912
收購附屬公司	49,452	—	—	49,452
攤銷支出	(25,274)	(9,725)	—	(34,999)
期末賬面淨值	110,129	29,857	507,000	646,986
於二零零四年三月三十一日				
成本	142,866	47,365	507,000	697,231
累計攤銷	(32,737)	(17,508)	—	(50,245)
賬面淨值	110,129	29,857	507,000	646,986
於二零零三年三月三十一日				
成本	93,414	42,453	—	135,867
累計攤銷	(7,463)	(7,783)	—	(15,246)
賬面淨額	85,951	34,670	—	120,621

14. 有形固定資產

	集團						
	土地使用權、租約土地及樓宇 (附註(a))	租約物業裝修	廠房及機械	傢俬及裝置	辦公設備	汽車	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本							
於二零零三年四月一日	469,557	138,065	90,676	17,109	474,120	24,824	1,214,351
外滙調整	—	—	—	466	218	199	883
添置	—	8,369	10,590	4,256	71,203	1,800	96,218
收購附屬公司	—	3,513	61,990	225	18,330	330	84,388
從在建工程轉撥	80,669	44,611	16,989	—	39,627	—	181,896
出售	—	(1,954)	(4,849)	(981)	(21,710)	(1,521)	(31,015)
於二零零四年三月三十一日	550,226	192,604	175,396	21,075	581,788	25,632	1,546,721
累計折舊							
於二零零三年四月一日	68,397	41,152	29,868	8,445	205,971	14,542	368,375
外滙調整	—	—	—	339	152	70	561
本年度折舊	20,252	43,588	21,318	4,404	118,799	2,800	211,161
出售	—	(1,750)	(2,459)	(603)	(14,675)	(1,161)	(20,648)
於二零零四年三月三十一日	88,649	82,990	48,727	12,585	310,247	16,251	559,449
賬面淨值							
於二零零四年三月三十一日	461,577	109,614	126,669	8,490	271,541	9,381	987,272
於二零零三年三月三十一日	401,160	96,913	60,808	8,664	268,149	10,282	845,976

	公司				
	租約物業裝修	傢俬及裝置	辦公設備	汽車	合計
	千港元	千港元	千港元	千港元	千港元
成本					
於二零零三年四月一日	2,325	658	39,778	1,562	44,323
添置	27	23	5,017	1,280	6,347
出售	—	—	(38)	—	(38)
於二零零四年三月三十一日	2,352	681	44,757	2,842	50,632
累計折舊					
於二零零三年四月一日	319	315	2,403	286	3,323
本年度折舊	832	150	13,837	404	15,223
出售	—	—	(29)	—	(29)
於二零零四年三月三十一日	1,151	465	16,211	690	18,517
賬面淨值					
於二零零四年三月三十一日	1,201	216	28,546	2,152	32,115
於二零零三年三月三十一日	2,006	343	37,375	1,276	41,000

(a) 土地使用權、租約土地及樓宇之賬面淨值包括：

	集團					
	二零零四年			二零零三年		
	香港	中國大陸	合計	香港	中國大陸	合計
	千港元	千港元	千港元	千港元	千港元	千港元
中期租約物業（少於五十年但不少於十年）	—	461,577	461,577	—	401,160	401,160

15. 在建工程

在建工程包括：

	集團					
	發展中樓宇		其他		合計	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元
於年初	130,107	24,453	44,031	19,413	174,138	43,866
添置	180,611	123,226	87,524	45,774	268,135	169,000
撥往有形固定資產	(109,720)	(17,572)	(72,176)	(21,156)	(181,896)	(38,728)
於年終	200,998	130,107	59,379	44,031	260,377	174,138

於年結日，在建工程中並無予以資本化的利息支出。

16. 附屬公司

(a) 於附屬公司之投資

	公司 二零零四年 千港元	公司 二零零三年 千港元
非上市股份、成本值	2,327,875	2,327,875

下列包括由公司直接及間接持有之主要附屬公司，董事認為該等附屬公司對本年度業績有重大貢獻，或組成本集團資產淨值之其中一個重要部分。董事認為詳列其他附屬公司之資料會引致篇幅冗長。

公司名稱	註冊成立／成立地點	已發行及繳足股份	應佔股份權益 二零零四年	應佔股份權益 二零零三年	主要業務
直接持有：					
聯想（北京）有限公司	中國大陸	78,000,000港元	100%	100%	製造及分銷IT產品及提供IT服務
聯想（上海）有限公司	中國大陸	10,000,000港元	100%	100%	分銷IT產品及提供IT服務
間接持有：					
北京聯想軟件有限公司	中國大陸	5,000,000港元	100%	100%	提供IT服務及分銷IT產品
漢普管理諮詢（中國）有限公司	中國大陸	美金6,000,000元	51%	51%	提供IT服務及分銷IT產品
惠陽聯想工業物業有限公司	中國大陸	美金2,045,500元	100%	100%	持有及管理物業
廣州聯想智軟計算機科技有限公司	中國大陸	人民幣10,000,000元	70%	70%	提供IT服務
聯想（成都）有限公司	中國大陸	人民幣12,000,000元	100%	100%	提供IT服務及分銷IT產品
聯想中望系統服務有限公司	中國大陸	美金6,024,000元	95.1%	95.1%	提供IT服務及分銷IT產品
聯想電腦系統有限公司	香港	2港元	100%	100%	採購代理及分銷IT產品

公司名稱	註冊成立／成立地點	已發行及繳足股份	應佔股份權益 二零零四年	應佔股份權益 二零零三年	主要業務
聯想計算機系統技術服務有限公司	中國大陸	人民幣50,000,000元	100%	100%	提供IT服務及分銷IT產品
惠陽聯想電子工業有限公司	中國大陸	16,000,000港元	100%	100%	製造IT產品
聯想工業實業發展(大亞灣)有限公司	中國大陸	美金10,000,000元	100%	100%	持有及管理物業
聯想移動通信科技有限公司	中國大陸	人民幣187,500,000元	80.8%	80.8%	製造及分銷移動手機
聯想網絡(深圳)有限公司	中國大陸	20,000,000港元	80%	—	提供IT服務
聯想(瀋陽)有限公司	中國大陸	人民幣10,000,000元	100%	100%	提供IT服務及分銷IT產品
聯想(深圳)電子有限公司	中國大陸	人民幣10,000,000元	100%	100%	分銷IT產品
聯想(武漢)有限公司	中國大陸	人民幣10,000,000元	100%	100%	提供IT服務及分銷IT產品
聯想(西安)有限公司	中國大陸	人民幣10,000,000元	100%	100%	提供IT服務及分銷IT產品
上海聯想電子有限公司	中國大陸	人民幣20,000,000元	100%	100%	製造IT產品
QDI Europe B.V.	荷蘭	18,151歐元	50%	100%	分銷IT產品
科迪亞科技(香港)有限公司	香港	2港元	50%	—	採購代理及分銷IT產品
科迪亞電子科技(惠州)有限公司	中國大陸	50,000,000港元	50%	50%	製造IT產品
科迪亞科技(深圳)有限公司	中國大陸	8,300,000港元	50%	—	分銷IT產品

公司名稱	註冊成立／成立地點	已發行及繳足股份	應佔股份權益 二零零四年	二零零三年	主要業務
Quantum Designs (H.K.) Limited	香港	2港元之普通股及1,000,000港元之無投票權遞延股	100%	100%	採購代理分銷IT產品
陽光雨露信息技術服務(北京)有限公司	中國大陸	人民幣20,000,000元	100%	100%	維修電腦硬件及軟件系統

附註：

(i) 所有上述附屬公司均主要在其註冊成立或成立地點營業。

(ii) 所有中國大陸的附屬公司均為有限責任公司。依據中國法律，中國公司以每年十二月三十一日為結算日期，但在編製二零零三年及二零零四年綜合賬目時，該等附屬公司賬目結算日已調整為截至三月三十一日止十二個月之數據。

(b) 應收／(付)附屬公司欠款

此結餘免利息、無抵押，並且無固定還款條約。

17. 於共同控制實體的投資

	集團 二零零四年 千港元	二零零三年 千港元
所佔資產淨值	124,124	198,549
應付共同控制實體(附註)	(108,471)	—
	15,653	198,549

附註：應付共同控制實體的貸款屬於無息貸款，無需抵押且沒有訂立明確的還款條約。

以下為於二零零四年三月三十一日之共同控制實體資料：

公司名稱	註冊成立／成立地點	間接持有權益 二零零四年	二零零三年	主要業務
樂彼科技有限公司*	英屬維爾京群島	50%	50%	暫無營業

附註：*公司名稱乃直譯自註冊登記之英文名稱。

18. 於聯營公司的投資

	集團	
	二零零四年	二零零三年
	千港元	千港元
所佔資產淨值	110,882	99,813
無抵押貸款，按要求時償還(附註)	1,800	1,800
	112,682	101,613

附註：貸款予聯營公司是免息的。

於二零零四年三月三十一日之主要聯營公司如下：

公司名稱	註冊成立／成立地點	間接持有權益 二零零四年	間接持有權益 二零零三年	主要業務
北京冠群聯想軟件有限公司	中國大陸	20%	20%	軟件開發
聯想金山控股有限公司*	英屬維爾京群島	30%	30%	分銷及開發軟件
科惠線路有限公司	香港	30.5%	30.5%	製造及分銷線路板

附註：

(i) 除聯想金山控股有限公司主要於中國經營外，其他聯營公司主要於彼等各自之註冊成立或成立地點經營。

(ii) 公司名稱有「*」號者，乃直譯自註冊登記之英文名稱。

19. 證券投資

	集團		公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
股本證券，公平值				
於香港上市	12,239	52,172	—	37,890
於香港境外上市	48,716	2,257	—	—
	60,955	54,429	—	37,890
非上市	15,027	19,220	—	—
	75,982	73,649	—	37,890

20. 遞延税項

遞延税項之暫時差異按負債法以各司法權區使用税率作全數計算。

遞延税項資產／(負債)賬目之變動如下：

	集團	
	二零零四年 千港元	二零零三年 千港元
於年初	(330)	(330)
計入綜合損益賬的遞延税項(附註7)	35,048	—
於年終	34,718	(330)

遞延所得税資產乃因應相關税務利益可通過未來應課税溢利變現而就結轉之税損作確認。本集團有未確認税務虧損140,356,107港元(二零零三年：5,229,967港元)可結轉以抵銷未來應課收入；該等税務虧損於二零零八／零九財年到期。

年內遞延税項資產及負債之變動(於同一徵税地區之結餘抵銷前)如下：

遞延税項資產

	撥備		税項折舊撥備		合計	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
於年初	—	—	—	—	—	—
計入綜合損益賬	34,171	—	547	—	34,718	—
於年終	34,171	—	547	—	34,718	—

遞延税項負債

	税務折舊撥備		合計	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
於年初	330	330	330	330
計入綜合損益賬	(330)	—	(330)	—
於年終	—	330	—	330

在計入適當抵銷後，下列金額在綜合資產負債表內列帳：

	二零零四年 千港元	二零零三年 千港元
遞延税項資產	34,718	—
遞延税項負債	—	(330)
	34,718	(330)

21. 存貨

	集團	
	二零零四年	二零零三年
	千港元	千港元
原材料	896,177	873,090
在製品	13,369	26,975
製成品	483,472	368,986
	1,393,018	1,269,051

於二零零四年三月三十一日以可變現淨值列賬之存貨之賬面值合計136,066,000港元（二零零三年：79,785,000港元）。

22. 應收賬款

(a) 應收賬款

於二零零四年三月三十一日，應收賬款之賬齡分析如下：

	集團	
	二零零四年	二零零三年
	千港元	千港元
零至三十日	944,212	490,851
三十一日至六十日	84,481	27,213
六十一日至九十日	20,862	10,680
九十日以上	181,389	24,772
	1,230,944	553,516

與集團有業務往來的客戶，除系統集成業務的客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

(b) 應收票據主要為六個月內到期之滙票。

23. 現金及現金等價物 — 集團

本集團之現金及現金等價物包含在中國大陸之人民幣現金及現金等價物約1,335,636,000港元（二零零三年：802,124,000港元）。

24. 應付賬款

(a) 應付賬款

於二零零四年三月三十一日，應付賬款之賬齡分析如下：

	集團	
	二零零四年	二零零三年
	千港元	千港元
零至三十日	1,791,869	1,339,852
三十一日至六十日	210,993	149,535
六十一日至九十日	27,554	20,870
九十日以上	124,641	78,375
	2,155,057	1,588,632

(b) 應付票據主要須於三個月內償還。

25. 長期負債

	集團	
	二零零四年	二零零三年
	千港元	千港元
來自少數股東的貸款（附註(a)）	75,000	—
市場推廣權應付款額（附註(b)）	507,000	—
須於年內償還之即期部分	(55,453)	—
	451,547	—
	526,547	—

附註：

(a) 來自一附屬公司少數股東的貸款，無需抵押，也無需在未來12個月內償還。其中52,879,000港元按銀行同業美元拆息利率上浮1.5%計算，餘下的22,121,000港元為無息貸款。

(b) 於二零零四年二月五日，本集團與國際奧林匹克委員會及美國奧林匹克委員會，就參與奧林匹克合作夥伴計劃訂立一項協議。根據協議，本集團將支付現金或等價值物品總值美金65,000,000元（相等於約507,000,000港元），由此獲得在二零零五年一月一日至二零零八年十二月三十一日期間使用奧林匹克知識產權開拓市場的權利。同時，在市場推廣中，本集團還享有在全球範圍內產品、技術、服務類別的排他權利。全部款項須於二零零八年十一月十日前分期償付。

26. 股本

	二零零四年		二零零三年	
	股份數目	千港元	股份數目	千港元
法定股本：				
年初及年終	20,000,000,000	500,000	20,000,000,000	500,000
已發行及繳足股本：				
年初	7,477,364,108	186,934	7,508,038,108	187,701
行使購股權（附註27）	10,580,000	265	656,000	16
購回股份（附註）	(12,350,000)	(309)	(31,330,000)	(783)
年終	7,475,594,108	186,890	7,477,364,108	186,934

附註：年內，本公司以總代價28,394,000港元於香港聯合交易所有限公司購回12,350,000股每股面值0.025港元之普通股。

27. 購股權

根據公司於一九九四年一月十八日採納之購股權計劃（「舊購股權計劃」），本公司已授予本公司或其附屬公司之僱員（包括董事）購股權。購股權最多不得超過本公司已發行股本之10%，授出之購股權可由該購股權當日起計十年內隨時行使。購股權股份之認購價，按股份面值及緊接購股權授出日期前五個交易日股份之平均收市價80%兩者中之較高者計算。舊購股權計劃於二零零二年四月二十六日終止。除不可根據舊購股權計劃進一步授出購股權外，舊購股權計劃之所有其他條文將繼續有效，以監管先前據此授出之全部購股權的行使。

於二零零二年三月二十五日，股東於本公司股東特別大會上通過一項批准採納新購股權計劃（「新購股權計劃」）之普通決議案。

根據新購股權計劃，本公司可向合資格人士（定義見董事會報告書）授予購股權以認購本公司股份，惟涉及之股份數目不得超過採納新購股權計劃日期本公司已發行股本之10%。授出的購股權可在自接納購股權當日起計十年內任何時間行使。購股權之行使價乃按於授出日期股份之收市價、緊接授出日期前五個交易日之股份平均收市價及股份之面值之最高者釐定。

	二零零四年 股份數目	二零零三年 股份數目
年初	345,142,000	292,992,000
年內授出（附註(a)）	136,572,000	52,806,000
年內行使（附註(b)）	(10,580,000)	(656,000)
年內失效（附註(c)）	(1,656,000)	—
年終（附註(d)）	469,478,000	345,142,000

(a) **年內授出之購股權**

行使期間	行使價 港元	二零零四年 股份數目	二零零三年 股份數目
新購股權計劃			
10.10.2002至09.10.2012	2.435	—	52,806,000
26.04.2003至25.04.2013	2.245	136,572,000	—
		136,572,000	52,806,000

(b) 年內行使之購股權詳情如下：

(i) **二零零四年內**

行使日期	行使價 港元	行使日期之 每股市值 港元	股份數目	已收所得款項 港元
28.08.2003	2.876	3.08	20,000	57,520
10.09.2003至24.09.2003	2.876	3.15 — 3.43	1,676,000	4,820,176
02.10.2003至21.10.2003	2.876	3.05 — 3.80	342,000	983,592
03.11.2003至25.11.2003	2.876	3.13 — 3.18	520,000	1,495,520
01.12.2003至25.12.2003	2.876	3.15 — 3.40	2,666,000	7,667,416
02.01.2004至16.01.2004	2.876	3.40 — 3.70	1,640,000	4,716,640
19.02.2004至21.02.2004	2.876	3.35 — 3.43	66,000	189,816
23.07.2003至31.07.2003	2.245	2.88 — 3.05	46,000	103,270
11.08.2003至18.08.2003	2.245	3.00 — 3.23	46,000	103,270
23.09.2003	2.245	3.23	66,000	148,170
17.10.2003	2.245	3.45	110,000	246,950
08.12.2003至17.12.2003	2.245	3.18 — 3.40	122,000	273,890
08.01.2004	2.245	3.63	6,000	13,470
01.03.2004至09.03.2004	2.245	3.20 — 3.28	34,000	76,330
17.06.2003至25.06.2003	2.435	2.60 — 2.86	16,000	38,960
08.07.2003至31.07.2003	2.435	2.88 — 3.05	122,000	297,070
06.08.2003至23.08.2003	2.435	2.88 — 3.03	68,000	165,580
10.09.2003至24.09.2003	2.435	3.14 — 3.43	588,000	1,431,780
02.10.2003至24.10.2003	2.435	3.05 — 3.73	664,000	1,616,840
03.11.2003至24.11.2003	2.435	3.10 — 3.75	282,000	686,670
01.12.2003至26.12.2003	2.435	3.18 — 3.40	348,000	847,380
02.01.2004至15.01.2004	2.435	3.48 — 3.70	384,000	935,040
02.02.2004至24.02.2004	2.435	3.25 — 3.75	698,000	1,699,630
01.03.2004至09.03.2004	2.435	3.20 — 3.30	50,000	121,750
			10,580,000	28,736,730

(ii) 二零零三年內

行使日期	行使價 港元	行使日期之 每股市值 港元	股份數目	已收所得款項 港元
02.04.2002	2.876	3.33	88,000	253,088
08.05.2002	2.876	3.35	270,000	776,520
10.06.2002	2.876	3.20	298,000	857,048
			656,000	1,886,656

(c) 年內失效購股權詳情如下：

行使期間	行使價 港元	二零零四年 股份數目	二零零三年 股份數目
新購股權計劃			
10.10.2002至09.10.2012	2.435	1,656,000	—

(d) 於結算日之購股權詳情如下：

行使日期	行使價 港元	二零零四年 股份數目	二零零三年 股份數目
舊購股權計劃			
28.01.2000至27.01.2010	4.038	7,712,000	7,712,000
15.01.2001至14.01.2011	4.312	127,162,000	127,162,000
16.04.2001至15.04.2011	4.072	35,550,000	35,550,000
29.08.2001至28.08.2011	2.904	832,000	832,000
31.08.2001至30.08.2011	2.876	114,150,000	121,080,000
		285,406,000	292,336,000
新購股權計劃			
10.10.2002至09.10.2012	2.435	47,930,000	52,806,000
26.04.2003至25.04.2013	2.245	136,142,000	—
		184,072,000	52,806,000

28. 股本及儲備

	集團							
	股本	股份溢價	綜合賬目時產生之盈餘	滙兑儲備	投資重估儲備	股份贖回儲備	累計虧損	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年四月一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
投資證券公平市值之盈餘	—	—	—	—	20,144	—	—	20,144
滙兑差額	—	—	—	270	—	—	—	270
出售證券投資之變現儲備	—	—	—	—	(11,624)	—	—	(11,624)
年內溢利	—	—	—	—	—	—	1,052,885	1,052,885
行使購股權	265	28,471	—	—	—	—	—	28,736
購回股份	(309)	—	—	—	—	309	(28,394)	(28,394)
已付股息	—	—	—	—	—	—	(761,814)	(761,814)
於二零零四年三月三十一日	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
代表：								
二零零四年擬派末期股息							224,268	
其他							(714,334)	
於二零零四年三月三十一日之累計虧損							(490,066)	
本公司及附屬公司	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(549,378)	4,429,412
共同控制實體	—	—	—	—	—	—	7,236	7,236
聯營公司	—	—	—	—	—	—	52,076	52,076
於二零零四年三月三十一日	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724

	集團							
	股本	股份溢價	綜合賬目時產生之盈餘	滙兑儲備	投資重估儲備	股份購回儲備	累計虧損	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年四月一日	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
投資證券公平市值之虧損	—	—	—	—	(20,891)	—	—	(20,891)
滙兑差額	—	—	—	156	—	—	—	156
出售證券投資之變現儲備	—	—	—	—	(7,120)	—	—	(7,120)
出售附屬公司而撇銷商譽	—	—	(22)	—	—	—	—	(22)
年內溢利	—	—	—	—	—	—	1,017,152	1,017,152
行使購股權	16	1,871	—	—	—	—	—	1,887
購回股份	(783)	—	—	—	—	783	(79,399)	(79,399)
已付股息	—	—	—	—	—	—	(405,276)	(405,276)
於二零零三年三月三十一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
代表：								
擬派二零零三年末期股息							224,040	
擬派二零零三年特別股息							388,337	
其他							(1,365,120)	
於二零零三年三月三十一日之累計虧損							(752,743)	
本公司及附屬公司	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(719,921)	4,221,343
共同控制實體	—	—	—	—	—	—	(27,704)	(27,704)
聯營公司	—	—	—	—	—	—	(5,118)	(5,118)
於二零零三年三月三十一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521

	股本	股份溢價	公司投資重估儲備	股份回購儲備	保留盈利	合計
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年四月一日	186,934	4,734,055	(2,183)	2,589	1,474,240	6,395,635
出售證券投資之變現儲備	—	—	2,183	—	—	2,183
年內溢利	—	—	—	—	1,001,070	1,001,070
行使購股權	265	28,471	—	—	—	28,736
購回股份	(309)	—	—	309	(28,394)	(28,394)
已付股息	—	—	—	—	(761,814)	(761,814)
於二零零四年三月三十一日	186,890	4,762,526	—	2,898	1,685,102	6,637,416
代表：						
擬派二零零四年末期股息					224,268	
其他					1,460,834	
於二零零四年三月三十一日之保留盈利					1,685,102	
於二零零二年四月一日	187,701	4,732,184	—	1,806	863,305	5,784,996
證券投資公平市值虧損	—	—	(2,183)	—	—	(2,183)
年內溢利	—	—	—	—	1,095,610	1,095,610
行使購股權	16	1,871	—	—	—	1,887
購回股份	(783)	—	—	783	(79,399)	(79,399)
已付股息	—	—	—	—	(405,276)	(405,276)
於二零零三年三月三十一日	186,934	4,734,055	(2,183)	2,589	1,474,240	6,395,635
代表：						
擬派二零零三年末期股息					224,040	
擬派二零零三年特別股息					388,337	
其他					861,863	
於二零零三年三月三十一日之保留盈利					1,474,240	

29. 有關人士交易

除在本賬目其餘部分披露外，年內本集團於日常業務過程中進行下列重大有關人士交易：

	集團	
	二零零四年 千港元	二零零三年 千港元
北京聯想調頻科技有限公司（最終控股公司的一家附屬公司）：		
賬戶登入費	—	43,879
神州數碼及其附屬公司（最終控股公司的聯營公司）：		
租金及管理費用	740	2,163
採購貨物	27,992	5,414
銷售貨物	—	1,132
樂彼科技有限公司（一家共同控制實體）：		
採購貨物	178,907	134,262
製造費	—	58,284
銷售電腦產品	5,149	31,094
聯想翱龍（北京）科技有限公司（一家前共同控制實體）：		
技術顧問費	—	2,260
科迪亞電子科技（惠州）有限公司（一家前共同控制實體的附屬公司）：		
租金及管理費用	3,126	8,239
記憶科技有限公司（一家附屬公司的少數股東的控股公司）：		
採購貨物	180,541	—
銷售貨物	215,333	—
南明有限公司（主要股東）：		
租金及管理費用	960	960
深圳市聯想科技園有限公司（最終控股公司的一家附屬公司）：		
租金開支	10,373	14,822
深圳市志勤國際貨運代理有限公司（最終控股公司的聯營公司）：		
物流服務費用	1,064	—
科惠線路有限公司及其附屬公司（聯營公司）：		
採購貨物	34,800	51,232
租金及管理費用	10,836	21,903
廈門華僑電子有限公司（一家附屬公司的少數股東）：		
租金開支	1,144	1,144
採購貨物	701	32,368

董事認為上述交易乃在日常業務中按照一般商業條款進行。

30. 銀行信貸

於二零零四年三月三十一日，本集團之可動用銀行信貸總額約為3,783,000,000港元，並以下列其中一項或多項方式作抵押擔保：

(a) 由若干附屬公司提供之互相擔保；及

(b) 由公司提供之擔保。

於二零零四年三月三十一日，本集團已動用之銀行信貸總額約為1,139,000,000港元（二零零三年：460,000,000港元）。

31. 承擔

(a) 資本承擔

	集團	
	二零零四年	二零零三年
	千港元	千港元
已訂約但未撥備		
物業、廠房及設備	58,911	120,156

(b) 經營租約承擔

於二零零四年三月三十一日，本集團於不能取消之土地及樓宇之經營租約下之未來最低租金總額如下：

	集團	
	二零零四年	二零零三年
	千港元	千港元
不超過一年	36,377	58,255
一年至五年	75,262	78,281
超過五年	43,146	52,058
	154,785	188,594

(c) 其他承擔

(i) 於二零零二年十二月十七日，本公司兩間附屬公司、中望科技控股有限公司（「CWT」）及CWT之股東訂立一項協議，據此，本公司附屬公司承擔收購CWT及其附屬公司（「CWT集團」）部份業務及資產。所收購之業務及資產已注入本公司新註冊成立之中國大陸附屬公司。

根據協議，本集團支付首期代價約61,000,000港元，額外代價須視乎（其中包括）若干重組程序順利完成，以及本公司之上述新附屬公司截至二零零八年三月三十一日止之經營業績而支付。額外代價之最高金額（如需支付）約為156,000,000港元，並將於二零零八年十月三十一日前分期支付。

(ii) 於二零零四年三月三十一日，本集團擁有外幣變換遠期合約及期權之承擔約468,000,000港元（二零零三年：46,000,000港元）。

32. 或有負債

(a) 本公司已就授予其附屬公司之銀行融資作出擔保。於二零零四年三月三十一日已授予及動用之擔保分別約為2,381,000,000港元和552,000,000港元(二零零三年：2,620,000,000港元和460,000,000港元)。

(b) 本公司已發出擔保書予其附屬公司的供應商。於二零零四年三月三十一日已授予及動用之擔保分別約為1,031,160,000港元和626,000,000港元(二零零三年：941,460,000港元及570,000,000港元)。

33. 除稅前溢利與經營業務所得現金流入淨額對賬表

	二零零四年 千港元	二零零三年 千港元
除稅前溢利	994,852	1,028,651
應佔聯營公司之溢利	(16,891)	(13,826)
應佔共同控制實體之虧損	39,053	34,756
財務收入	(93,368)	(77,233)
財務費用	2,881	20
有形固定資產折舊	211,161	160,304
無形資產攤銷	34,999	15,246
出售有形固定資產之虧損	2,308	3,110
出售投資(收益)／虧損	(47,558)	26,802
營運資金變動前之經營溢利	1,127,437	1,177,830
存貨增加	(117,942)	(411,997)
應收共同控制實體款項減少	—	194,132
應收貿易賬款、應收票據、按金、預付款及其他應收賬款增加	(858,109)	(287,263)
應付貿易賬款、應付票據、應計費用及其他應付款增加	597,607	477,373
經營所得現金流入淨額	748,993	1,150,075

34. 融資變動分析

	二零零四年			二零零三年		
	股本(包括溢價) 千港元	少數股東權益 千港元	附屬公司少數股東貸款 千港元	股本(包括溢價) 千港元	少數股東權益 千港元	附屬公司少數股東貸款 千港元
年初結存	4,920,989	59,741	—	4,919,885	7,050	—
少數股東權益應佔虧損	—	(37,883)	—	—	(14,519)	—
少數股東貸款增加	—	—	75,000	—	—	—
收購附屬公司	—	462	—	—	67,210	—
發行新股份	28,736	11,604	—	1,887	—	—
股份回購之代價	(28,394)	—	—	(79,399)	—	—
股份回購	28,085	—	—	78,616	—	—
支付少數股東股息	—	(4,594)	—	—	—	—
年終結存	4,949,416	29,330	75,000	4,920,989	59,741	—

35. 收購附屬公司

	二零零四年 千港元	二零零三年 千港元
收購淨資產		
有形固定資產	84,388	27,027
存貨	6,025	1,535
投資	—	3,649
應收賬款及應收票據	29,476	7,788
按金、預付款項及其他應收賬款	1,517	25,730
現金及現金等價物	56,749	204,788
應付賬款	(12,202)	(789)
應計費用及其他應付賬款	(19,884)	(20,538)
少數股東權益	(462)	(67,210)
	145,607	181,980
收購時產生之商譽	49,452	38,801
	195,059	220,781
支付方式：		
現金及現金等價物	51,300	199,941
應付共同控制實體款項	108,471	20,840
於共同控制實體之投資	35,288	—
	195,059	220,781

36. 收購附屬公司有關之現金及現金等價物流入淨額分析

	二零零四年 千港元	二零零三年 千港元
現金代價	(51,300)	(199,941)
現金及現金等價物	56,749	204,788
收購附屬公司有關之現金及現金等價物流入淨額	5,449	4,847

37. 最終控股公司

董事認為聯想控股有限公司乃最終控股公司，該公司於中國大陸成立。

38. 賬目之核准

本賬目已由董事會於二零零四年六月二日核准。

聯想集團截至二零零四年九月三十日止六個月未經審核財務報表

綜合損益表

	附註	截至二零零四年九月三十日止三個月（未經審核）千港元	截至二零零四年九月三十日止六個月（未經審核）千港元	截至二零零三年九月三十日止三個月（未經審核）千港元	截至二零零三年九月三十日止六個月（未經審核）千港元
營業額	3	5,654,798	11,532,708	6,247,401	11,589,140
除利息、稅項、折舊及攤銷前經營溢利		255,662	608,114	294,842	602,170
折舊費用		(50,463)	(101,888)	(49,139)	(97,336)
無形資產攤銷		(7,461)	(15,891)	(8,441)	(15,234)
資產減值		(20,363)	(51,364)	—	—
出售投資收益		110,294	164,382	6,002	6,002
財務收入		20,895	41,646	19,004	40,049
經營溢利	4	308,564	644,999	262,268	535,651
財務費用		(2,776)	(3,500)	—	—
		305,788	641,499	262,268	535,651
應佔共同控制實體虧損		(6,090)	(10,110)	(4,910)	(13,539)
應佔聯營公司(虧損)／溢利		(2,051)	(246)	270	5,379
除稅前溢利		297,647	631,143	257,628	527,491
稅項	5	(13,593)	(24,905)	(2,079)	1,326
除稅後溢利		284,054	606,238	255,549	528,817
少數股東權益		5,992	20,633	5,613	10,601
股東應佔溢利		290,046	626,871	261,162	539,418
股息	6	不適用	179,357	不適用	149,436
每股盈利 — 基本	7	3.89港仙	8.39港仙	3.49港仙	7.22港仙
每股盈利 — 全面攤薄	7	3.88港仙	8.38港仙	3.47港仙	7.19港仙

綜合資產負債表

	附註	於二零零四年九月三十日（未經審核）千港元	於二零零四年三月三十一日（經審核）千港元
非流動資產			
無形資產		552,487	646,986
有形固定資產		867,707	987,272
在建工程		290,607	260,377
於共同控制實體之投資		193,466	124,124
於聯營公司之投資		50,891	112,682
證券投資		28,283	75,982
遞延税項資產		34,780	34,718
		2,018,221	2,242,141
流動資產			
存貨		905,195	1,393,018
應收貿易賬款	8	1,714,639	1,230,944
應收貿易票據		646,442	520,321
按金、預付款項及其他應收賬款		751,331	301,513
可收回税項		—	4,033
現金及現金等價物		3,126,389	2,650,071
		7,143,996	6,099,900
流動負債			
應付賬款	8	2,479,248	2,155,057
應付票據		317,475	356,531
應計費用及其他應付賬款		688,153	616,897
應付共同控制實體款項		107,199	108,471
應付税項		17,341	5,031
短期銀行貸款		125,000	—
長期負債的即期應支付部分		115,659	55,453
		3,850,075	3,297,440
流動資產淨額		3,293,921	2,802,460
總資產減流動負債		5,312,142	5,044,601
資金來源：			
股本		186,830	186,890
儲備		4,703,171	4,301,834
股東資金		4,890,001	4,488,724
少數股東權益		30,800	29,330
長期負債		391,341	526,547
		5,312,142	5,044,601

簡明綜合現金流量表

	截至 二零零四年 九月三十日止 六個月 （未經審核） 千港元	截至 二零零三年 九月三十日止 六個月 （未經審核） 千港元
經營活動所得現金淨額	598,326	110,401
投資活動所耗現金淨額	(18,532)	(174,014)
融資活動所耗現金淨額	(103,601)	(631,736)
現金及現金等價物增加／(減少)	476,193	(695,349)
滙率變動之影響	125	(4)
期初現金及現金等價物	2,650,071	2,808,323
期末現金及現金等價物	3,126,389	2,112,970

綜合股東權益變動表

	股本 (未經審核) 千港元	股份溢價 (未經審核) 千港元	綜合賬目時產生之盈餘 (未經審核) 千港元	滙兑儲備 (未經審核) 千港元	投資重估儲備 (未經審核) 千港元	股份贖回儲備 (未經審核) 千港元	累計虧損 (未經審核) 千港元	合計 (未經審核) 千港元
於二零零四年四月一日	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
投資證券公平市值虧損	—	—	—	—	(1,322)	—	—	(1,322)
滙兑差額	—	—	—	13	—	—	—	13
未於綜合損益表中確認的損益淨額	—	—	—	13	(1,322)	—	—	(1,309)
期內溢利	—	—	—	—	—	—	626,871	626,871
出售附屬公司撤除的儲備	—	—	—	(2,377)	—	—	—	(2,377)
出售證券投資的變現儲備	—	—	—	—	(12,908)	—	—	(12,908)
投資減值	—	—	—	—	19,601	—	—	19,601
行使購股權	128	11,556	—	—	—	—	—	11,684
購回股份	(188)	(16,093)	—	—	—	188	—	(16,093)
已付股息	—	—	—	—	—	—	(224,192)	(224,192)
於二零零四年九月三十日	186,830	4,757,989	27,871	2,217	(605)	3,086	(87,387)	4,890,001
於二零零三年四月一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
投資證券公平市值盈餘	—	—	—	—	13,707	—	—	13,707
滙兑差額	—	—	—	(4)	—	—	—	(4)
未於綜合損益表中確認的損益淨額	—	—	—	(4)	13,707	—	—	13,703
期內溢利	—	—	—	—	—	—	539,418	539,418
出售證券投資的變現儲備	—	—	—	—	(341)	—	—	(341)
行使購股權	8	758	—	—	—	—	—	766
購回股份	(234)	—	—	—	—	234	(20,124)	(20,124)
已付股息	—	—	—	—	—	—	(612,378)	(612,378)
於二零零三年九月三十日	186,708	4,734,813	27,871	4,307	(1,130)	2,823	(845,827)	4,109,565

附註：

1. **編製基礎**

本集團未經審核中期業績由董事會負責編製。本未經審核中期業績按照香港會計師公會頒佈的會計實務準則第25號「中期財務報告」要求編製。本簡明賬目須與截至二零零四年三月三十一日止年度經審核賬目一起閱覽。

2. **主要會計政策**

本集團在編製未經審核中期業績時，採用與截至二零零四年三月三十一日止年度賬目一致的主要會計政策及計算方法。

3. **營業額、收益及分類資料**

3A. **基本報告格式—業務分類**

(i) 截至二零零四年九月三十日止六個月：

	企業IT業務（未經審核）千港元	消費IT業務（未經審核）千港元	手持設備業務（未經審核）千港元	其他業務（未經審核）千港元	合計（未經審核）千港元
損益表					
營業額	6,228,287	3,818,778	1,191,327	294,316	11,532,708
分類經營業績	313,188	239,969	1,363	(53,031)	501,489
商譽攤銷					(11,154)
資產減值					(51,364)
出售投資收益					164,382
財務收入					41,646
財務費用					(3,500)
盈利貢獻					641,499
應佔共同控制實體虧損					(10,110)
應佔聯營公司虧損					(246)
除税前溢利					631,143
税項					(24,905)
除税後溢利					606,238
少數股東權益					20,633
股東應佔溢利					626,871

(ii) 截至二零零三年九月三十日止六個月：

	企業IT業務（未經審核）千港元	消費IT業務（未經審核）千港元	手持設備業務（未經審核）千港元	其他業務（未經審核）千港元	合計（未經審核）千港元
損益表					
營業額	5,855,356	4,138,201	908,359	687,224	11,589,140
分類經營業績	369,775	237,716	(43,527)	(63,375)	500,589
商譽攤銷					(10,989)
出售投資收益					6,002
財務收入					40,049
財務費用					—
盈利貢獻					535,651
應佔共同控制實體虧損					(13,539)
應佔聯營公司溢利					5,379
除稅前溢利					527,491
稅項					1,326
除稅後溢利					528,817
少數股東權益					10,601
股東應佔溢利					539,418

3B. 輔助報告格式—地域分類

由於本集團逾90%的業務位於中華人民共和國，因此並無呈列地域分類的分析。

4. 經營溢利

	截至二零零四年九月三十日止三個月（未經審核）千港元	截至二零零四年九月三十日止六個月（未經審核）千港元	截至二零零三年九月三十日止三個月（未經審核）千港元	截至二零零三年九月三十日止六個月（未經審核）千港元
(a) 營業額	5,654,798	11,532,708	6,247,401	11,589,140
銷售成本	(4,874,050)	(9,828,870)	(5,357,790)	(9,864,801)
毛利	780,748	1,703,838	889,611	1,724,339
財務收入	20,895	41,646	19,004	40,049
出售投資收益	110,294	164,382	6,002	6,002
資產減值	(20,363)	(51,364)	—	—
分銷費用	(399,509)	(818,412)	(446,224)	(832,162)
行政費用	(75,673)	(170,616)	(88,894)	(181,192)
其他經營費用	(100,367)	(208,584)	(108,790)	(206,151)
無形資產攤銷	(7,461)	(15,891)	(8,441)	(15,234)
經營費用總額（見(b)）	(583,010)	(1,213,503)	(652,349)	(1,234,739)
經營溢利	308,564	644,999	262,268	535,651
(b) 根據費用性質的經營費用分析：				
銷售費用	(129,472)	(285,794)	(147,902)	(291,952)
推廣及廣告費用	(98,193)	(184,141)	(105,109)	(189,345)
員工成本	(200,753)	(434,349)	(234,473)	(458,496)
其他費用	(147,131)	(293,328)	(156,424)	(279,712)
無形資產攤銷	(7,461)	(15,891)	(8,441)	(15,234)
經營費用總額	(583,010)	(1,213,503)	(652,349)	(1,234,739)

5. 税項

	截至二零零四年九月三十日止三個月（未經審核）千港元	截至二零零四年九月三十日止六個月（未經審核）千港元	截至二零零三年九月三十日止三個月（未經審核）千港元	截至二零零三年九月三十日止六個月（未經審核）千港元
香港以外地區的税項	13,154	24,834	5,470	11,554
遞延税項	454	(62)	(3,377)	(13,097)
	13,608	24,772	2,093	(1,543)
應佔税項：				
共同控制實體	(15)	11	—	84
聯營公司	—	122	(14)	133
	13,593	24,905	2,079	(1,326)

6. 股息

	截至二零零四年九月三十日止六個月（未經審核）千港元	截至二零零三年九月三十日止六個月（未經審核）千港元
期末之後宣派之中期股息每股2.4港仙（二零零三／零四年度：2.0港仙）	179,357	149,436

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零四年九月三十日止六個月（未經審核）	截至二零零三年九月三十日止六個月（未經審核）
用以計算每股基本及攤薄盈利的溢利（千港元）	626,871	539,418
用以計算每股基本盈利的加權平均股數	7,476,022,359	7,469,327,977
股份潛在攤薄影響	6,162,854	30,914,415
用以計算每股攤薄盈利的加權平均股數	7,482,185,213	7,500,242,392

8. 賬齡分析

於二零零四年九月三十日，應收貿易賬款之賬齡分析如下：

	於二零零四年九月三十日（未經審核）千港元	於二零零四年六月三十日（未經審核）千港元	於二零零四年三月三十一日（經審核）千港元
零至三十日	1,411,565	1,233,249	944,212
三十一日至六十日	176,109	77,050	84,481
六十一日至九十日	12,082	19,358	20,862
九十日以上	114,883	166,584	181,389
	1,714,639	1,496,241	1,230,944

與集團有業務往來的客戶，除系統集成業務的客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

8. 賬齡分析(續)

於二零零四年九月三十日，應付賬款之賬齡分析如下：

	於二零零四年九月三十日(未經審核)千港元	於二零零四年六月三十日(未經審核)千港元	於二零零四年三月三十一日(經審核)千港元
零至三十日	1,991,482	1,567,468	1,791,869
三十一日至六十日	355,502	335,793	210,993
六十一日至九十日	42,177	69,766	27,554
九十日以上	90,087	130,210	124,641
	2,479,248	2,103,237	2,155,057

9. 本公司簡明資產負債表

	於二零零四年九月三十日(未經審核)千港元	於二零零四年三月三十一日(經審核)千港元
有形固定資產	24,505	32,115
投資	2,334,365	2,327,875
流動資產	4,175,612	4,408,126
流動負債	124,438	130,700
流動資產淨額	4,051,174	4,277,426
總資產減流動負債	6,410,044	6,637,416
股本	186,830	186,890
保留盈利	1,462,941	1,685,102
儲備	4,760,273	4,765,424
	6,410,044	6,637,416

以下經擴大集團未經審核備考財務資料由本公司董事編製。

(A) 經擴大集團的未經審核備考綜合資產負債表

下文載列作説明用途之經擴大集團於二零零四年九月三十日未經審核備考綜合資產負債表，此報表乃按倘若交割已於二零零四年九月三十日完成編製而成。

該未經審核備考綜合資產負債表乃根據本集團於二零零四年九月三十日之未經審核綜合資產負債表，及摘錄自本通函附錄一所載個人電腦部於二零零四年六月三十日之經審核合併財務狀況報表，並作出必要的備考調整編製而成。

編製該未經審核備考綜合資產負債表，乃為提供交割後經擴大集團之未經審核備考財務資料。由於所編製之報表僅供説明用途及基於其性質使然，該報表未必可以如實反映經擴大集團於二零零四年九月三十日及任何未來日期之財務狀況。

	該業務（根據美國公認會計準則）於二零零四年六月三十日	備考調整 — 除外資產及負債	該業務（根據美國公認會計準則）於二零零四年六月三十日及經備考調整 — 除外資產及負債	備考調整 — 退休金責任	該業務（根據美國公認會計準則）於二零零四年六月三十日及經備考調整	公認會計準則差異調整	該業務（根據香港公認會計準則）於二零零四年六月三十日及經備考調整	該業務（根據香港公認會計準則）於二零零四年六月三十日及經備考調整	聯想集團於二零零四年九月三十日（未經審核）	備考綜合調整	附註	備考經擴大集團
	百萬美元（附註1）	百萬美元（附註2）	百萬美元	百萬美元（附註3）	百萬美元	百萬美元（附註4）	百萬美元	百萬港元（附註5）	百萬港元	百萬港元（附註6）		百萬港元
非流動資產												
無形資產	19	(19)	—	—	—	—	—	—	552	14,866	7(iii)&(vii)	15,418
有形固定資產	308	(241)	67	—	67	—	67	523	868	195	7(iv)	1,586
在建工程	—	—	—	—	—	—	—	—	290	—		290
於共同控制實體的投資	—	—	—	—	—	—	—	—	193	—		193
於聯營公司的投資	—	—	—	—	—	—	—	—	51	—		51
證券投資	—	—	—	—	—	—	—	—	28	—		28
遞延稅項資產	32	(32)	—	—	—	—	—	—	35	—		35
其他非流動資產	9	(8)	1	—	1	(1)	—	—	—	—		—
	368	(300)	68	—	68	(1)	67	523	2,017	15,061		17,601
流動資產												
存貨	279	(12)	267	—	267	—	267	2,082	905	—		2,987
應收賬款	398	114	512	—	512	—	512	3,994	1,715	—		5,709
應收票據	—	—	—	—	—	—	—	—	646	—		646
按金、預付款項及其他應收賬款	192	(104)	88	39	127	—	127	991	751	—		1,742
現金及現金等價物	297	(297)	—	—	—	—	—	—	3,126	(1,170)	7(vi)	1,956
	1,166	(299)	867	39	906	—	906	7,067	7,143	(1,170)		13,040
流動負債												
應付共同控制實體款項	—	—	—	—	—	—	—	—	107	—		107
應付賬款	1,441	(52)	1,389	—	1,389	—	1,389	10,834	2,479	—		13,313
應付票據	—	—	—	—	—	—	—	—	317	—		317
應計費用及其他應付賬款	442	(217)	225	—	225	—	225	1,755	688	—		2,443
應付稅項	21	(21)	—	—	—	—	—	—	17	—		17
短期銀行借款	—	—	—	—	—	—	—	—	125	—		125
其他長期負債的一年內應支付部分	289	(289)	—	—	—	—	—	—	115	—		115
	2,193	(579)	1,614	—	1,614	—	1,614	12,589	3,848	—		16,437
流動資產／(負債)淨額	(1,027)	280	(747)	39	(708)	—	(708)	(5,522)	3,295	(1,170)		(3,397)
總資產減流動負債	(659)	(20)	(679)	39	(640)	(1)	(641)	(4,999)	5,312	13,891		14,204
非流動負債												
長期銀行貸款	—	—	—	—	—	—	—	—	—	3,900	7(v)	3,900
其他長期負債	239	(238)	1	39	40	—	40	312	391	—		703
少數股東權益	77	(77)	—	—	—	—	—	—	31	—		31
資產／(負債)淨額	(975)	295	(680)	—	(680)	(1)	(681)	(5,311)	4,890	9,991		9,570
資金來源												
股本	—	—	—	—	—	—	—	—	187	44	7(i)	231
儲備	—	—	—	—	—	—	—	—	4,703	4,636	7(i)	9,339
IBM投資淨額	(973)	295	(678)	—	(678)	—	(678)	(5,288)	—	5,288	7(ii)	—
累計其他綜合虧損	(2)	—	(2)	—	(2)	(1)	(3)	(23)	—	23	7(ii)	—
	(975)	295	(680)	—	(680)	(1)	(681)	(5,311)	4,890	9,991		9,570

未經審核備考綜合資產負債表之附註

1. 該等餘額摘錄自附錄一所載個人電腦部經審核美國合併財務報表，並已重新分類以符合本集團報告格式。

2. 備考調整乃有關附錄一所載個人電腦部於二零零四年六月三十日經審核合併財務狀況報表內之若干資產及負債，根據資產購買協議（「資產購買協議」）本集團將不會收購或承擔該等資產及負債。就本未經審核備考財務資料而言，該等除外資產與負債的數額符合資產購買協議所述的條款，並且已參照了於二零零四年六月三十日的財政狀況。

   該等調整之最終數額將按交割時的數額釐定，因此可能有別與本附錄披露之數額。

3. 除資產購買協議所述的除外資產和負債外，根據構成資產購買協議的僱員事項協議，本公司同意承擔該業務於若干國家的僱員之退休金責任，並向 IBM 收取同額的補償。本項調整反映於二零零四年六月三十日該等的退休金責任和應收賬項。該等退休金責任餘額是本公司管理層根據獨立精算師對該等退休金責任於二零零四年六月三十日的精算估值而作出估計的。這些結餘於資產購買協議簽署日期尚未確定，因此公告內所載財務資料並未將這些結餘計算在內。這項調整的最終數額，將於交割時釐定，因此可能有別於本附錄披露的數額。

4. 經計入備考調整影響後，按本集團符合香港公認會計準則之會計政策對該業務之美國公認會計準則合併財務報表作出會計準則調整。調整詳情載於本通函附錄二A節「未經審核香港公認會計準則合併財務資料」附註(iv)。

5. 就備考綜合資產負債表而言，該等以美元列值之餘額已按1美元兑7.8港元之滙率兑換為港元。

6. 根據香港公認會計準則，本集團將以收購法把收購該業務列賬於經擴大集團之綜合賬目。在利用收購法時，該業務之可識別資產及負債將以彼等在交割日之公平值在經擴大集團之資產負債表列賬，該業務於交割時之 IBM 權益將會當作經擴大集團之收購前儲備予以撇銷。收購產生之商譽或負商譽是按本集團支付之收購代價較本集團應佔該業務於交割日期之可識別資產及負債之公平淨值權益多出或虧絀之數而釐定。

   就編製交割後經擴大集團之未經審核備考綜合資產負債表而言，收購產生之估計商譽，乃根據該業務於二零零四年六月三十日之可識別資產及負債之公平淨值及以二零零四年十二月三日收市價為基準的代價股份公平值計算。由於該業務於收購日之資產及負債及代價股份之公平價值可能與上述未經審核備考綜合資產負債報表所用的公平價值有重大差異，故收購該業務產生之實際商譽可能有別於本附錄所示之估計商譽。

7. 備考綜合調整反映下列各項：

   (i) 本公司發行代價股份（二零零四年十二月三日估值46.8億港元）支付部分收購代價；

   (ii) IBM 於收購日於該業務的權益的綜合賬抵銷；

(iii) 按二零零四年六月三十日公平價值確認的無形資產；

(iv) 該業務有形固定資產於二零零四年六月三十日公平價值調整；

(v) 將用作支付收購代價的定期貸款。本公司正在與一家國際財務機構磋商一筆5億美元（或39億港元）定期貸款，其年利率為倫敦銀行同業拆息或掉期利息再加1%－1.2%；

(vi) 以本集團手頭現金及現金等價物支付部分收購代價；及

(vii) 收購該業務產生之商譽。

(B) 經擴大集團之未經審核備考綜合損益表

下文載列作説明用途之經擴大集團截至二零零四年三月三十一日止年度及截至二零零四年九月三十日止六個月未經審核備考綜合損益表，該等報表乃按倘若交割已於二零零三年四月一日完成編製而成。

該未經審核備考綜合損益表乃根據本集團截至二零零四年三月三十一日止年度之經審核綜合損益表及本集團截至二零零四年九月三十日止六個月之未經審核綜合損益表，及摘錄自本通函附錄一個人電腦部截至二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月之經審核合併經營業務報表，並作出必要的備考調整編製而成。

編製該等未經審核備考綜合損益表，乃為提供交割後經擴大集團之未經審核備考財務資料。由於所編製之報表僅供説明用途及基於其性質使然，該報表未必可以如實反映經擴大集團截至二零零四年三月三十一日止年度及截至二零零四年九月三十日止六個月及任何未來財政期間之業績。

	該業務(根據美國公認會計準則)截至二零零四年六月三十日止六個月	備考調整	該業務(根據美國公認會計準則)截至二零零四年六月三十日止六個月經備考調整	公認會計準則差異調整	該業務(根據香港公認會計準則)截至二零零四年六月三十日止六個月經備考調整	該業務(根據香港公認會計準則)截至二零零四年六月三十日止六個月經備考調整	聯想集團截至二零零四年九月三十日止六個月	備考綜合調整	附註	備考經擴大集團截至二零零四年九月三十日止六個月
	百萬美元(附註1)	百萬美元(附註2)	百萬美元	百萬美元(附註3)	百萬美元	百萬港元(附註4)	百萬港元	百萬港元		百萬港元
營業額	5,217	—	5,217	—	5,217	40,693	11,533	—		52,226
EBITDA	(16)	—	(16)	3	(13)	(101)	608	—		507
折舊開支	(28)	10	(18)	—	(18)	(140)	(102)	(20)	5(i)	(262)
無形資產攤銷	—	—	—	—	—	—	(16)	—		(16)
收購所產生無形資產的攤銷	—	—	—	—	—	—	—	(148)	5(ii)	(148)
收購所產生商譽的攤銷	—	—	—	—	—	—	—	(315)	5(iii)	(315)
資產減值	—	—	—	—	—	—	(51)	—		(51)
出售投資收益	—	—	—	—	—	—	164	—		164
財務收入	—	—	—	—	—	—	42	—		42
經營(虧損)／溢利	(44)	10	(34)	3	(31)	(241)	645	(483)		(79)
財務費用	—	—	—	—	—	—	(4)	(93)	5(iv)	(97)
應佔共同控制實體虧損	—	—	—	—	—	—	(10)	—		(10)
除税前(虧損)／溢利	(44)	10	(34)	3	(31)	(241)	631	(576)		(186)
税項	(74)	—	(74)	—	(74)	(577)	(25)	67		(535)
除税後(虧損)／溢利	(118)	10	(108)	3	(105)	(818)	606	(509)		(721)
少數股東權益	(21)	—	(21)	—	(21)	(164)	21	—		(143)
股東應佔(虧損)／溢利	(139)	10	(129)	3	(126)	(982)	627	(509)		(864)

	該業務（根據美國公認會計準則）截至二零零三年十二月三十一日止年度	備考調整	該業務（根據美國公認會計準則）截至二零零三年十二月三十一日止年度經備考調整	公認會計準則差異調整	該業務（根據香港公認會計準則）截至二零零三年十二月三十一日止年度經備考調整	該業務（根據香港公認會計準則）截至二零零三年十二月三十一日止年度經備考調整	聯想集團截至二零零四年三月三十一日止年度	備考綜合調整	附註	備考經擴大集團截至二零零四年三月三十一日止年度
	百萬美元（附註1）	百萬美元（附註2）	百萬美元	百萬美元（附註3）	百萬美元	百萬港元（附註4）	百萬港元	百萬港元		百萬港元
營業額	9,566	—	9,566	—	9,566	74,615	23,176	—		97,791
除利息、稅項、折舊及攤銷前溢利	(56)	—	(56)	3	(53)	(413)	1,125	—		712
折舊開支	(61)	22	(39)	—	(39)	(304)	(211)	(39)	5(i)	(554)
無形資產攤銷	—	—	—	—	—	—	(35)	—		(35)
收購所產生無形資產的攤銷	—	—	—	—	—	—	—	(296)	5(ii)	(296)
收購所產生商譽的攤銷	—	—	—	—	—	—	—	(630)	5(iii)	(630)
出售投資收益	—	—	—	—	—	—	48	—		48
財務收入	—	—	—	—	—	—	93	—		93
經營（虧損）／溢利	(117)	22	(95)	3	(92)	(717)	1,020	(965)		(662)
財務費用	—	—	—	—	—	—	(3)	(186)	5(iv)	(189)
應佔共同控制實體虧損	—	—	—	—	—	—	(39)	—		(39)
應佔聯營公司溢利	—	—	—	—	—	—	17	—		17
除稅前（虧損）／溢利	(117)	22	(95)	3	(92)	(717)	995	(1,151)		(873)
稅項	(115)	—	(115)	—	(115)	(897)	20	133		(744)
除稅後（虧損）／溢利	(232)	22	(210)	3	(207)	(1,614)	1,015	(1,018)		(1,617)
少數股東權益	(26)	—	(26)	—	(26)	(203)	38	—		(165)
股東應佔（虧損）／溢利	(258)	22	(236)	3	(233)	(1,817)	1,053	(1,018)		(1,782)

未經審核備考綜合損益表之附註

1. 該等數額摘錄自本通函附錄一所載個人電腦部經審核美國合併財務報表，並已重分類以符合本集團報告格式。

2. 備考調整是關於本通函附錄一所載該業務於合併財政狀況報表內所列若干物業、廠房與設備的折舊開支。根據資產購買協議本集團將不會收購該等物業、廠房與設備。本集團將於交割後與 IBM 訂立若干營運租賃協議，租用該等物業、廠房與設備，每年租金支出約0.26億美元（或2.03億港元）。該租金支出並未在備考綜合損益表中反映。

3. 經計入備考調整影響後，按本集團符合香港公認會計準則之會計政策對該業務之美國公認會計準則合併財務報表作出調整。調整詳情載於本通函附錄二A節「未經審核香港公認會計準則合併財務資料」附註(i)。

4. 就備考綜合損益表而言，該等以美元列值之數額已按1美元兑7.8港元之滙率兑換為港元。

5. 該等備考綜合調整反映下列各項：

   (i) 該業務有形固定資產公平價值調整產生之額外折舊；

   (ii) 收購該業務所確認的無形資產之攤銷；

   (iii) 依據香港會計師公會頒佈之香港會計實務準則第30號「業務合併」（「SSAP 第30號」）作會計賬務處理的估計商譽的攤銷。作為參考，估計商譽約為126.05億港元，並以直線法按20年攤銷；及

(iv)　本附錄A節附註7(v)所詳述定期貸款之利息開支。

就經擴大集團之未經審核備考財務資料而言，商譽是根據 SSAP 第30號作會計賬務處理。香港會計師公會頒佈之香港財務呈報準則第3號「業務合併」(「HKFRS 第3號」)將於二零零五年一月一日起始之會計期間正式生效，並將取代 SSAP 第30號。本集團將於截至二零零六年三月三十一日止年度以 HKFRS 第3號的規定對該業務的收購進行入賬。根據 HKFRS 第3號規定，公司每年只可以對商譽進行減值測試而不可以攤銷商譽。倘有任何事件或情況變化顯示可能減損商譽之時則須進行更頻密的減值測試。此外，根據 HKFRS 第3號，除目前按 SSAP 第30號確認的無形資產外，尚有若干新的無形資產也將予以識別與確認。

(C) 經擴大集團之未經審核備考綜合現金流量表

下文載列作說明用途之經擴大集團截至二零零四年三月三十一日止年度及截至二零零四年九月三十日止六個月未經審核備考綜合現金流量表，該等報表乃按倘若交割已於二零零三年四月一日完成編製而成。

未經審核備考綜合現金流量表乃根據本集團截至二零零四年三月三十一日止年度之經審核綜合現金流量表及截至二零零四年九月三十日止六個月之未經審核綜合現金流量表，及摘錄自本通函附錄一個人電腦部截至二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月之經審核合併現金流量表，並作出必要的備考調整編製而成。

編製該等未經審核備考綜合現金流量表，乃為提供交割後經擴大集團之未經審核備考財務資料。由於所編製之報表僅供說明用途及基於其性質使然，該報表未必可以如實反映經擴大集團截至二零零四年三月三十一日止年度及截至二零零四年九月三十日止六個月及任何未來財政期間之現金流量狀況。

	該業務（根據美國公認會計準則）截至二零零四年六月三十日止六個月	備考調整	該業務（根據美國公認會計準則）截至二零零四年六月三十日止六個月經備考調整	該業務（根據香港公認會計準則）截至二零零四年六月三十日止六個月經備考調整	聯想集團截至二零零四年九月三十日止六個月	備考綜合調整	附註	備考經擴大集團
	百萬美元（附註1）	百萬美元（附註2）	百萬美元	百萬港元（附註3）	百萬港元	百萬港元		百萬港元
經營活動								
經營所得現金淨額	17	—	17	133	568	—		701
財務收入	—	—	—	—	42	—		42
財務費用	—	—	—	—	(4)	—		(4)
繳付稅款	(88)	—	(88)	(686)	(8)	—		(694)
經營活動所得／(所耗)現金淨額	(71)	—	(71)	(553)	598	—		45
投資活動								
購置有形固定資產	(36)	—	(36)	(281)	(48)	—		(329)
出售有形固定資產	5	—	5	39	10	—		49
支付在建工程款項	—	—	—	—	(62)	—		(62)
購買證券投資	—	—	—	—	(81)	—		(81)
出售證券投資	—	—	—	—	137	—		137
視為出售附屬公司的相關所耗現金	—	—	—	—	(57)	—		(57)
投資聯營公司	—	—	—	—	(6)	—		(6)
共同控制實體償還所欠貸款	—	—	—	—	10	—		10
出售附屬公司部分權益所得款項	—	—	—	—	10	—		10
出售聯營公司所得款項	—	—	—	—	64	—		64
已收聯營公司股息	—	—	—	—	4	—		4
投資活動所耗現金淨額	(31)	—	(31)	(242)	(19)	—		(261)
未計融資前所得／(所耗)現金淨額	(102)	—	(102)	(795)	579	—		(216)
融資活動								
IBM 注資	191	—	191	1,490	—	—		1,490
銀行貸款	—	—	—	—	125	—		125
行使購股權及發行新股份	—	—	—	—	11	—		11
回購股份	—	—	—	—	(16)	—		(16)
支付股息	—	—	—	—	(224)	—		(224)
支付少數股東股息	(4)	—	(4)	(31)	—	—		(31)
定期貸款利息開支	—	—	—	—	—	(93)	4(iii)	(93)
融資所得／(所耗)現金淨額	187	—	187	1,459	(104)	(93)		1,262
現金及現金等價物增加／(減少)	85	—	85	664	475	(93)		1,046
期初現金及現金等價物	211	(199)	12	93	2,650	(1,356)		1,387
匯率變動之影響	1	—	1	8	—	—		8
年終現金及現金等價物	297	(199)	98	765	3,125	(1,449)		2,441

	該業務（根據美國公認會計準則）截至二零零三年十二月三十一日止年度 百萬美元 （附註1）	備考調整 百萬美元 （附註2）	該業務（根據美國公認會計準則）截至二零零三年十二月三十一日止年度經備考調整 百萬美元	該業務（根據香港公認會計準則）截至二零零三年十二月三十一日止年度經備考調整 百萬港元 （附註3）	聯想集團截至二零零四年三月三十一日止年度 百萬港元	備考綜合調整 百萬港元	附註	備考經擴大集團 百萬港元
經營活動								
經營所得現金淨額	266	—	266	2,075	749	—		2,824
財務收入	3	—	3	23	94	—		117
財務費用	—	—	—	—	(3)	—		(3)
繳付税款	(98)	—	(98)	(764)	(22)	—		(786)
經營活動所得現金淨額	171	—	171	1,334	818	—		2,152
投資活動								
購置有形固定資產	(97)	—	(97)	(757)	(96)	—		(853)
出售有形固定資產	73	—	73	569	8	—		577
支付在建工程款項	—	—	—	—	(268)	—		(268)
支付購入版權	—	—	—	—	(5)	—		(5)
購買證券投資	—	—	—	—	(44)	—		(44)
出售證券投資	—	—	—	—	80	—		80
出售其他投資	2	—	2	16	—	—		16
收購附屬公司所得現金淨額	—	—	—	—	5	—		5
出售附屬公司部分權益之所得款項	—	—	—	—	12	—		12
收購該業務現金代價	—	—	—	—	—	(5,070)	4(i)	(5,070)
出售聯營公司所得款項	—	—	—	—	6	—		6
已收聯營公司股息	—	—	—	—	5	—		5
投資活動所耗現金淨額	(22)	—	(22)	(172)	(297)	(5,070)		(5,539)
未計融資前所得／(所耗)現金淨額	149	—	149	1,162	521	(5,070)		(3,387)
融資活動								
償還 IBM 款項	(106)	(199)	(305)	(2,379)	—	—		(2,379)
行使購股權及發行新股份	—	—	—	—	29	—		29
回購股份	—	—	—	—	(29)	—		(29)
少數股東注資	—	—	—	—	12	—		12
支付股息	—	—	—	—	(762)	—		(762)
支付少數股東股息	(31)	—	(31)	(242)	(4)	—		(246)
附屬公司股東貸款	—	—	—	—	75	—		75
新定期貸款	—	—	—	—	—	3,900	4(ii)	3,900
定期貸款利息開支	—	—	—	—	—	(186)	4(iii)	(186)
融資所得／(所耗)現金淨額	(137)	(199)	(336)	(2,621)	(679)	3,714		414
現金及現金等價物增加／(減少)	12	(199)	(187)	(1,459)	(158)	(1,356)		(2,973)
年初現金及現金等價物	199	—	199	1,552	2,808	—		4,360
年終現金及現金等價物	211	(199)	12	93	2,650	(1,356)		1,387

未經審核備考綜合現金流量表之附註

1. 該等數額摘錄自本通函附錄一所載個人電腦部經審核美國合併財務報表，並已重分類以符合本集團報告格式。

2. 備考調整是本通函附錄一內個人電腦部合併財務狀況報表內於二零零三年一月一日的現金結餘，根據資產購買協議，該等現金結餘將不會轉讓予本集團。這些備考調整的最終數額將於交割時釐定，因此可能有別於本附錄披露的數額。

3. 為呈列備考綜合現金流量表，該等以美元列值之數額已按1美元兑7.8港元之滙率兑換為港元。此外，公認會計準則調整對現金流量沒有淨影響，因此不列出公認會計準則調整。

4. 該等備考綜合調整反映下列各項：

   (i) 假設交割已於二零零三年四月一日完成，根據資產購買協議而須以現金支付的收購代價；

   (ii) 假設交割已於二零零三年四月一日完成，為支付收購代價而籌措的定期貸款；及

   (iii) 本附錄A節附註7(v)所詳述定期貸款之利息開支付款。

(D) 交割前後經擴大集團之未經審核備考經調整綜合有形資產／(負債)淨值報表

下文載列之交割前本集團之未經審核經調整綜合有形資產淨值報表乃根據本通函附錄三所載於二零零四年九月三十日本集團未經審核綜合資產負債表編製；交割後經擴大集團之未經審核備考經調整綜合有形資產／(負債)淨值報表乃根據本附錄所載其於二零零四年九月三十日之未經審核備考綜合資產負債表編製：

本集團於二零零四年九月三十日的未經審核綜合資產淨額	減：本集團於二零零四年九月三十日的未攤銷無形資產	本集團於二零零四年九月三十日的未經審核綜合有形資產淨額	交割前本公司股份每股應佔本集團於二零零四年九月三十日的未經審核經調整綜合有形資產淨額
百萬港元	百萬港元	百萬港元	港元 (附註1)
4,890	(552)	4,338	0.58

交割後經擴大集團之未經審核備考綜合資產淨額	減：本集團之未攤銷無形資產	減：收購產生之估計商譽及無形資產	交割後經擴大集團之未經審核備考經調整有形負債淨額	交割後本公司股份每股應佔未經審核備考經調整綜合有形負債淨額
百萬港元 (附註2)	百萬港元	百萬港元	百萬港元	港元 (附註3)
9,570	(552)	(14,866)	(5,848)	(0.63)

附註：

1. 用作計算該數額之股份數目為本公司於二零零四年九月三十日的7,473,220,108股已發行股份。

2. 餘額摘錄自本附錄A節「經擴大集團未經審核備考綜合資產負債表」。

3. 用作計算該數額之股份數目為9,216,091,136股，當中包括本公司於二零零四年九月三十日的7,473,220,108股已發行股份，以及本公司支付該業務部分收購代價而將會配發及發行的代價股份，即821,234,569股新普通股及921,636,459股新無投票權股份。

(E) 經擴大集團之未經審核備考財務資料報告

以下為本公司核數師羅兵咸永道會計師事務所(執業會計師)發出以供載入本通函的報告全文。由於香港會計師公會頒佈的核數指引並不包括申報備考財務資料，因此本報告乃參照英國核數實務委員會頒佈的投資通函報告準則及核數實務公報第1998/8號「根據上市規則對備考財務資料作出報告」而編製。



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

敬啟者：

吾等就二零零四年十二月三十一日刊發之　貴公司通函(「該通函」)附錄四第201頁至第210頁所載未經審核備考財務資料(「該備考財務資料」)作出報告，該備考財務資料包括聯想集團有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)以及International Business Machines Corporation(「IBM」)個人電腦部(統稱「個人電腦部」)(以下稱為「經擴大集團」)之備考綜合資產負債表、備考綜合損益表及備考綜合現金流量報表，以及經擴大集團之經調整淨有形負債淨額之未經審核備考報表。該等備考財務資料乃根據　貴公司與IBM於二零零四年十二月七日簽訂之資產購買協議(以下稱為「該交易」)由　貴公司收購該業務。　貴公司董事編製該等未經審核備考財務資料(僅供說明用途)以提供該交易對經擴大集團於二零零四年九月三十日及截至二零零四年三月三十一日止年度及截至二零零四年九月三十日止六個月有關財務資料可能造成之影響。

責任

編製該未經審核備考財務資料時，已分別對　貴集團的香港公認會計準則財務報表及該業務的美國公認會計準則經審核合併財務報表作出調整。　貴公司董事及個人電腦部管理層須分別為　貴集團及該業務之財務報表負責。　貴公司董事須對以下列各項負責：(i)根據資

產購買協議條款對個人電腦部的合併財務報表作出的備考調整；(ii)根據美國公認會計準則編製之合併財務報表重列按以符合香港會計準則及　貴公司之會計政策所作的調整；及(iii)根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29段及附錄1B第13段編製該未經審核備考財務資料。

吾等之責任為根據上市規則第4.29段之規定，就該未經審核備考財務資料表達意見，並向　閣下報告。關於吾等先前就用於編製該未經審核備考財務資料之任何財務資料所出具之任何報告，除對發出報告當日報告之收件人所負之責任外，吾等概不承擔任何責任。

意見之基礎

在適用情況下，吾等均參照英國核數實務委員會頒佈之投資通函報告準則及核數實務公報第1998／8號「根據上市規則對備考財務資料作出報告」進行工作。吾等之工作並不涉及獨立審查任何有關財務資料，乃主要包括將未經調整之財務資料與原始文件進行比較，考慮支持調整之憑證，並與　貴公司董事討論該未經審核備考財務資料。

吾等之工作並不構成按照香港會計師公會頒佈之核數準則進行審核或審閱，因此吾等不就未經審核備考財務資料作出任何審核或審閱方面之保證。

根據附錄四第201頁至第210頁所載基準編製之未經審核備考財務資料僅供說明用途，且基於其性質，故未必可作為下列情況之指標：

— 經擴大集團於任何未來日期之財務狀況；或

— 經擴大集團於任何未來期間之業績及現金流量。

意見

吾等認為：

(a) 董事乃根據所述之基準妥善編製該未經審核備考財務資料；

(b) 該等基準與　貴公司之會計政策一致；及

(c) 按照上市規則第4.29段規定所披露的未經審核備考財務資料所作之調整均屬恰當。

此致

聯想集團有限公司
列位董事　台照

羅兵咸永道會計師事務所
香港執業會計師
謹啟

二零零四年十二月三十一日

管理層研討及分析聯想集團業績及財務狀況

聯想集團往績紀錄

下表列載聯想集團截至二零零四年三月三十一日止三年各年及截至二零零三年及二零零四年九月三十日止各六個月的簡明損益表。

	截至九月三十日止六個月		截至三月三十一日止年度		
	二零零四年	二零零三年	二零零四年	二零零三年	二零零二年
	(未經審核)	(未經審核)	(經審核)	(經審核)	(經審核)
	千港元	千港元	千港元	千港元	千港元
營業額	11,532,708	11,589,140	23,175,944	20,233,290	20,853,254
銷售成本	(9,828,870)	(9,864,801)	(19,787,944)	(17,234,746)	(18,070,819)
毛利	1,703,838	1,724,339	3,388,000	2,998,544	2,782,435
財務收入	41,646	40,049	93,368	77,233	67,360
出售投資收益或(虧損)	164,382	6,002	47,558	(26,802)	164,240
資產減值	(51,364)	—	—	—	—
	1,858,502	1,770,390	3,528,926	3,048,975	3,014,035
分銷費用	(818,412)	(832,162)	(1,686,932)	(1,393,990)	(1,390,571)
行政費用	(170,616)	(181,192)	(343,306)	(328,736)	(363,851)
其他經營費用	(208,584)	(206,151)	(443,794)	(261,402)	(162,123)
無形資產攤銷	(15,891)	(15,234)	(34,999)	(15,246)	—
經營費用總額	(1,213,503)	(1,234,739)	(2,509,031)	(1,999,374)	(1,916,545)
經營溢利	644,999	535,651	1,019,895	1,049,601	1,097,490
財務費用	(3,500)	—	(2,881)	(20)	(11,785)
	641,499	535,651	1,017,014	1,049,581	1,085,705
應佔共同控制實體溢利或(虧損)	(10,110)	(13,539)	(39,053)	(34,756)	8,468
應佔聯營公司溢利或(虧損)	(246)	5,379	16,891	13,826	(12,979)
除税前溢利	631,143	527,491	994,852	1,028,651	1,081,194
税項	(24,905)	1,326	20,150	(26,018)	(23,092)
除税後溢利	606,238	528,817	1,015,002	1,002,633	1,058,102
少數股東權益	20,633	10,601	37,883	14,519	(13,202)
股東應佔溢利	626,871	539,418	1,052,885	1,017,152	1,044,900
經營費用總額按費用性質分析：					
銷售費用	(285,794)	(291,952)	(558,124)	(379,842)	(382,372)
推廣及廣告費用	(184,141)	(189,345)	(395,905)	(425,143)	(397,352)
員工成本	(434,349)	(458,496)	(851,476)	(688,519)	(674,920)
其他費用	(293,328)	(279,712)	(668,527)	(490,624)	(461,901)
無形資產攤銷	(15,891)	(15,234)	(34,999)	(15,246)	—
經營費用總額	(1,213,503)	(1,234,739)	(2,509,031)	(1,999,374)	(1,916,545)

概覽

聯想集團主要提供高科技的信息科技(「IT」)產品及服務，本身是中國及亞太區(日本除外)最大的個人電腦製造商。中國銷售額約佔聯想集團截至二零零四年三月三十一日止年度總營業額的98.7%。

本公司的策略是專注開發個人電腦市場。聯想集團在中國個人電腦市場排名第一，佔有率約為27%。就銷量而論，聯想集團於二零零三年銷售逾350萬部個人電腦(台式機及筆記本電腦合算)，領先市場第二大製造商一倍以上。

聯想集團主要通過中國的分銷商及其他市場渠道夥伴銷售其個人電腦。於最後實際可行日期，遍佈全中國的第三方分銷網絡包括約3,600名分銷商及代理及4,400間零售店。公司憑藉其高效快捷的分銷系統，得以深入滲透中國市場，其中包括迅速壯大的鄉鎮市場。聯想集團於二零零四年建立客戶直銷模式，與其渠道分銷系統相輔相成，着眼於與客戶建立緊密的關係。

聯想集團針對不同領域的客戶向其提供不同價格水平的一系列多元化的個人電腦產品。遵循客戶導向的原則，聯想集團於二零零二年推出「雙模式」家用個人電腦 — 「天驕」及「天瑞」系列，採用自主研發的操作系統LEOS，實現電腦、家電一體化。同年，聯想集團推出「開天」商用電腦系列，引入全新辦公理念 — 輕鬆自由的商務辦公，展示在商用個人電腦領域的多項技術和設計突破，當中包括無綫上網、電話同步協調、人性化介面、智能卡、VPN 保安。「開天」商用電腦系列在美國榮獲「英特爾 PC 創新獎」，這項殊榮有助提升公司的品牌形象。

低成本及高效生產亦是聯想集團的另一主要競爭優勢。國內及國際廠商競爭激烈，中國的個人電腦產品售價持續下調，雖然如此，聯想集團憑藉產品多元化、卓有成效的嚴格成本控制措施及高效生產、物流及供應鏈管理，得以維持較穩定的毛利率水平，詳見本分節下文。

聯想集團的成功已超出個人電腦的領域。聯想集團專注於雙重業務 — 信息產品，主要包括商用台式機、消費台式機、筆記本電腦、PC 服務器、高性能服務器、外設、若干消費電子產品及手機，務求晉身成為端對端解決方案供應商。為終端及後台設備造就無縫的計算環境，公司在開發關聯應用方面起到主導作用，還是創立信息設備資源共享協同服務(IGRS)標準工作組的成員，並成功將內置 IGRS 協議的筆記本電腦和投影儀商業化。

截至二零零四年三月三十一日止年度，向企業和個人銷售 IT 產品的金額分別約佔聯想集團總營業額的51.5%及33.5%。手持設備佔8.8%，其餘6.2%源自 IT 服務及合同製造業務。

多年來，公司不斷發展，至今足跡已遍及整個價值鏈中的大部分領域。目前，公司擁有四個研發中心、四個大型的生產設施，以及全國分銷網絡和全國售後服務網絡。聯想集團擁有市場上最大的服務網絡及先進的服務經驗。聯想是中國最強大及最為人熟悉的品牌之一。

截至二零零四年三月三十一日止年度內，公司營業額逾230億港元；按最後實際可行日期的股份收市價計算，市值逾180億港元；截至二零零四年三月三十一日止三個年度內，每年的股本回報達20%以上，由此等財務表現可見公司的業務策略卓有成效。

公司成績斐然，有賴其多年來艱苦建立的三大核心競爭力：

- 公司憑藉優越的品牌效應，可定立比競爭對手更高的產品價格。
- 透徹瞭解本地客戶，並能夠將所掌握的知識應用在開發創新的產品。
- 公司的全國業務夥伴網絡得到有效而嚴謹的渠道管理和市場推廣支持，使公司與同行比較有較大的中國市場覆蓋和較低的壞賬水平。

公司所培育和推廣的核心價值觀，亦有助促成公司卓越的財政成績。服務客戶、精準求實、誠信共享、創業創新的精神，深深植根於聯想集團每一位員工的心中。

影響聯想集團業績的主要因素

市場需求和市場競爭

跟該業務面向的國際市場相似，中國的 IT 產品市場競爭異常激烈。前些年，中國的 IT 產品市場持續增長，但增長速度相對放緩。聯想集團預期中國個人電腦市場競爭趨向良性，不斷穩步增長，以及平均售價下降趨勢將有所減緩。

聯想集團所採取的市場策略，是向不同客戶群組提供不同的產品，以在獲取最大市場佔有率之外，盡量擴大回報。聯想集團在產品方面的不斷創新，加上不斷致力提升品牌價值，使其維持理想的毛利率。聯想集團還推行多項措施，控制生產和經營成本，以保持盈利能力。

技術提升

聯想集團一直在增加研發方面的開支。截至二零零四年三月三十一日止三個年度，聯想集團分別投入約1.19億港元、3.14億港元、5億港元，用以研發產品和技術。董事相信，用戶不斷尋求特色新穎的產品，加上個人電腦製造商和供應商一直以來均在產品和技術創新方面努力，因此，聯想集團能否保持佳績，全在於產品和技術創新。產品差異化可緩和價格競爭。創新產品開發令聯想集團得以維持較高的盈利能力。

業務發展策略

過去三年間，聯想集團大幅改變其策略，以適應瞬息萬變的市場環境。聯想集團目前注重其個人電腦業務的進一步擴大及國際化。二零零二年一月，聯想集團出售其所持線路板製造業務股權的55%，並於二零零四年六月出售餘下的30.5%股權。二零零三年年末，聯想集團出售其所持主機板業務權益的50%。二零零四年，聯想集團進一步出售部分所持 IT 服務業務相關的附屬公司。董事相信，此等出售有助聯想集團精簡其架構，集中資源發展核心的個人電腦業務和手機業務。

對聯想集團截至二零零四年三月三十一日止三年及截至二零零四年九月三十日止六個月的經營業績分析

營業額

截至二零零二年三月三十一日止年度，聯想集團的營業額約達208.53億港元，主要源自IT產品及其他手持設備的銷售。聯想集團還提供其他 IT 相關服務和合同製造業務。

截至二零零三年三月三十一日止年度，聯想集團的營業額約達202.33億港元，較上年度下降約3.0%，主要由於神州數碼於二零零一年六月一日自聯想集團分拆，於聯交所主板獨立上市。若截至二零零二年三月三十一日止年度剔除神州數碼的營業額，本集團錄得營業額增長5.0%。

截至二零零三年三月三十一日止年度，聯想集團約87.1%營業額來自銷售以個人電腦為主的 IT 產品。跟上一財政年度相比，IT 產品的銷售額上升約0.8%；手持設備(主要是手機)的銷售額大幅攀升約565.5%，而 IT 服務業務和合同製造業務的營業額則減少約23.9%。

截至二零零三年三月三十一日止年度，聯想集團向其企業客戶銷售的數量上升約7.2%。雖然消費市場的銷量增加，然而消費市場存有價格競爭，致使聯想集團向消費市場銷售的金額於本財政年度內下降約7.8%。手持設備銷售所得營業額上升，主要是由於在本財政年度內

推出新手機。合同製造業務的營業額減少，主要是由於歐美電腦市場放緩及在二零零二年一月出售線路板業務所致。

截至二零零四年三月三十一日止年度，聯想集團的營業額約達231.76億港元，跟上年度相比，升幅約達14.5%。聯想集團於該年度營業額約84.9%源自 IT 產品的銷售。IT 產品的銷售額較上年度約升11.7%；手持設備的銷售額上升約42.3%；而 IT 服務業務營業額上升198.0%；合同製造業務的營業額則下降約9.3%。

聯想集團截至二零零四年三月三十一日止年度的營業額上升，是中國 IT 市場強勁復甦的直接結果，二零零三年年初雖有非典型肺炎爆發，市值總額仍增長約11.1%，另外，聯想集團的市場定位和分銷策略也發揮了作用。聯想集團採用客戶細分及產品差異化策略，已證明卓有成效。手持設備的銷售所得營業額上升，主要是由於聯想集團於該財政年度內不斷推出新型先進的手機型號。IT 服務營業額上升，主要是由於在中國，電子政務市場對電子方案和 IT 服務的需求，以及金融服務業對網絡安全產品和方案的需求均有上升。另一方面，合同製造業務仍然疲弱。因此，聯想集團於二零零三年年末出售其於主機板業務的50%權益。

截至二零零四年九月三十日止六個月，聯想集團的營業額約為115.33億港元，較上年度同期下降約0.5%。合同製造業務由二零零四年六月一日起不被合併，導致聯想集團的營業額下降。

截至二零零四年九月三十日止六個月，聯想集團約87.1%營業額來自 IT 產品銷售，其中以個人電腦為主。在此期間，個人電腦及手機產品的銷量持續增長。與上年度同期比較，企業 IT 產品業務的營業額增長約6.4%；手持設備業務的營業額則增長約31.2%。就消費 IT 產品業務而言，雖然銷量及市場份額有所增長，然而鑑於專為低端市場(鄉鎮市場)而設的產品推向市場，平均單價較低，營業額因而減少約7.7%。

毛利

截至二零零二年三月三十一日止年度，聯想集團的毛利約為27.82億港元，即毛利率約為13.3%。

聯想集團根據市場發展，遂於截至二零零三年三月三十一日止年度內加大力度改善毛利率，採取產品差異化和增值策略，將嶄新尖端的技術應用於其產品上，從而改善聯想集團的

毛利率。聯想集團的毛利率由截至二零零二年三月三十一日止年度約13.3%，上升至截至二零零三年三月三十一日止年度約14.8%。

聯想集團的毛利率由截至二零零三年三月三十一日止年度約14.8%微降至截至二零零四年三月三十一日止年度約14.6%，主要是由於中國市場的競爭激烈，對中國的 IT 產品售價構成下調壓力。截至二零零四年三月三十一日止財政年度，聯想集團的整體毛利率輕微下降，雖然如此，消費 IT 業務的毛利率乃由截至二零零三年三月三十一日止年度約13.3%上升至截至二零零四年三月三十一日止年度約13.7%。

截至二零零四年九月三十日止六個月聯想集團的毛利率由去年同期14.9%輕微下降至約14.8%。鑑於二綫個人電腦製造商之間出現非理性價格競爭，國外品牌的競爭亦漸趨激烈，聯想集團已對其產品線及市場推廣策略進行策略性的調整，開拓低端市場並發掘高增長潛力的市場，以減低市場競爭的負面影響。

財務收入

截至二零零二年三月三十一日止年度，財務收入約為0.67億港元，主要源自跟銀行和其他財務機構現金存款相關的利息收入。

截至二零零三年三月三十一日止年度，財務收入約為0.77億港元，較上年度上升約14.7%。

截至二零零四年三月三十一日止年度，財務收入約為0.93億港元，較上年度上升約20.9%。

截至二零零四年九月三十日止六個月的財務收入約為0.42億港元，較上年度同期上升約4.0%。

出售投資收益或虧損

聯想集團於截至二零零二年三月三十一日止年度出售其於線路板製造業務的55%股權，因而錄得收益約1.16億港元。連同出售其他長期投資，聯想集團截至二零零二年三月三十一日止年度錄得出售收益約1.64億港元。

截至二零零三年三月三十一日止年度，聯想集團錄得出售投資虧損淨額約0.27億港元，主要由於出售集團於聯營公司的權益，該公司主要在中國提供互聯網服務。

截至二零零四年三月三十一日止年度，聯想集團錄得出售投資收益總額約0.48億港元，當中包括聯想集團出售其於主機板製造業務的50%權益所得收益約0.12億港元，以及出售證

券投資及其他投資，另得收益約0.35億港元。董事認為，上述出售事項切合聯想集團專注發展其核心個人電腦業務的策略。

截至二零零四年九月三十日止六個月期間，因出售投資項目而錄得淨收益約1.64億港元。是項收益主要來自出售有關 IT 服務業務及線路板業務的附屬公司及聯營公司。

資產減值

截至二零零四年九月三十日止六個月，對證券投資及因收購業務而產生的商譽分別計提減值虧損約0.2億港元及約0.31億港元。

經營費用總額

截至二零零二年三月三十一日止年度，經營費用總額約達19.17億港元，當中包括分銷費用約13.91億港元、行政費用約3.64億港元及其他經營費用約1.62億港元。

截至二零零三年三月三十一日止年度經營費用總額約19.99億港元，當中包括分銷費用約13.94億港元、行政費用約3.29億港元、其他經營費用約2.61億港元及無形資產攤銷約0.15億港元。經營費用增加主要由於推廣及廣告費用上升約7.0%、其他費用上升約6.2%，以及因收購業務而產生的商譽及專利等無形資產攤銷。

截至二零零四年三月三十一日止年度，經營費用總額約達25.09億港元，當中包括分銷費用約16.87億港元、行政費用約3.43億港元、其他經營費用約4.44億港元及無形資產攤銷約0.35億港元。經營費用總額增加，主要是由於聯想集團在年內加大銷售力度及擴充員工團隊。聯想集團產生的銷售費用及員工成本總額分別上升約46.9%及約23.7%。

截至二零零四年九月三十日止六個月，經營費用總額約為12.14億港元，較上年度同期減少約1.7%。分銷費用及行政費用則分別減少約1.7%及5.8%。此乃聯想集團在期內致力控制銷售費用、推廣及廣告費用及員工成本，但仍能提升其市場份額。

經營溢利

截至二零零二年三月三十一日止年度，經營溢利約達10.97億港元，即毛利率約達5.3%。

截至二零零三年三月三十一日止年度，聯想集團錄得經營溢利約10.5億港元，較上年度下降約 4.4%。雖然面對激烈的市場競爭，跟上年度約5.3%的經營溢利相比，聯想集團截至二零零三年三月三十一日止年度的經營利潤率仍然穩定，約為5.2%。

截至二零零四年三月三十一日止年度，聯想集團錄得經營溢利約10.2億港元，較上年度同期輕微下降約2.8%。截至二零零四年三月三十一日止年度，聯想集團的經營毛利率約為4.4%，較上年度約5.2%低出約0.8%。集團於該年度的經營毛利率下降，主要是由於毛利率下降及經營費用上升而造成。

截至二零零四年九月三十日止六個月，聯想集團錄得經營溢利約6.45億港元，與截至二零零三年九月三十日止六個月約5.36億港元相比，增加約20.4%。不計算出售所得收益及資產減值，聯想集團的經營毛利率約為4.6%，與上年度同期相比維持穩定。

財務費用

截至二零零二年三月三十一日止年度，聯想集團錄得財務費用總額約0.12億港元，主要關於該財政年度內作出的銀行貸款及透支所產生的利息。

截至二零零三年三月三十一日止年度，聯想集團所產生的財務費用大幅減低至約2萬港元。財務費用減少，主要由於二零零一年六月分拆神州數碼後，減少動用銀行貸款及透支來作為聯想集團的營運資金。

截至二零零四年三月三十一日止年度，聯想集團所產生的財務費用約達300萬港元，主要為銀行貸款和透支的相關銀行利息和應付予一家非全資附屬公司少數股東的利息。

截至二零零四年九月三十日止六個月，聯想集團所承擔的財務費用約為400萬港元，以銀行貸款及透支為主。

應佔共同控制實體及聯營公司溢利／虧損

截至二零零二年三月三十一日止年度，聯想集團應佔共同控制實體溢利約800萬港元及聯營公司虧損約0.13億港元。年內，兩家共同控制實體主要從事提供互聯網服務和合同製造服務；聯營公司則主要從事軟件開發、線路板製造及提供互聯網服務。聯營公司虧損主要源於互聯網業務。

截至二零零三年三月三十一日止年度，聯想集團應佔共同控制實體虧損約0.35億港元及聯營公司溢利約0.14億港元。共同控制實體的虧損主要與互聯網服務業務有關。聯營公司溢利主要源自線路板製造業務。

截至二零零四年三月三十一日止年度，聯想集團應佔共同控制實體虧損約0.39億港元，主要與互聯網業務有關；佔聯營公司溢利約0.17億港元，主要源於線路板製造業務。

截至二零零四年九月三十日止六個月，聯想集團分佔共同控制實體的虧損約0.1億港元，分佔聯營公司的虧損約20萬港元。

稅項

聯想集團在中國享有多項所得稅優惠待遇。截至二零零二年三月三十一日止年度的稅項撥備約達0.23億港元，即實際稅率約為2.1%。

截至二零零三年三月三十一日止年度，稅項撥備約達0.26億港元，即實際稅率約為2.5%，較上年度高出約0.4%。實際稅率上升，主要是由於應佔就共同控制實體及聯營公司而計提的稅項撥備上升，約合300萬港元。在不計算共同控制實體及聯營公司業績的情況下，跟上年度相比，聯想集團的實際稅率仍然保持穩定，約為2.2%。

截至二零零四年三月三十一日止年度，聯想集團錄得稅項收入約0.2億港元。集團錄得稅項收入，主要是由於年內採納經修訂的會計實務準則第12號「所得稅」，據此確認關於暫時差異的產生和轉回的遞延稅項約0.35億港元。此外，截至二零零四年三月三十一日止年度，聯想集團業務的稅項支出約達0.14億港元。

截至二零零四年九月三十日止六個月的稅項撥備約為0.25億港元，實際稅率即約3.9%。稅項增加主要因為若干中國附屬公司不再享有免稅期，而開始進入50%減稅期，部分公司的所得稅稅率自二零零四年一月一日起由7.5%提高至10%。

少數股東權益

截至二零零二年三月三十一日止年度，聯想集團損益表錄得少數股東權益約0.13億港元，相當於少數股東應佔非全資附屬公司溢利的份額。

截至二零零三年及二零零四年三月三十一日止年度及截至二零零四年九月三十日止六個月，聯想集團的損益表計入少數股東權益分別約0.15億港元、0.38億港元及0.21億港元，主要為少數股東分佔有關年度／期間內若干非全資附屬公司應佔虧損的份額。

股東應佔溢利

截至二零零二年三月三十一日止年度，股東應佔溢利約達10.45億港元，即純利率約達5.0%。

截至二零零三年三月三十一日止年度，聯想集團錄得股東應佔溢利約10.17億港元，即純利率約為5.0%，跟上年度一樣。

截至二零零四年三月三十一日止年度，聯想集團錄得股東應佔溢利約10.53億港元，即純利率約為4.5%。聯想集團的純利率下降，主要是由於毛利率下降及經營費用上升所致。

截至二零零四年九月三十日止六個月，聯想集團的股東應佔溢利約為6.27億港元，純利率約5.4%，較去年同期約4.7%增加了約0.7%，增幅主要由於期內完成出售投資項目產生收益所致。

聯想集團截至二零零四年三月三十一日止三年及截至二零零四年九月三十日止六個月的財務狀況分析

現金流量

截至二零零二年、二零零三年及二零零四年三月三十一日止三年各年，聯想集團從其經營錄得淨流入現金分別約8.43億港元、12.1億港元及8.18億港元。截至二零零四年九月三十日止六個月，聯想集團繼續從其經營錄得強勁的淨流入現金約5.98億港元。於二零零四年九月三十日，聯想集團的現金及現金等價物結餘約為31.26億港元。

截至二零零二年、二零零三年及二零零四年三月三十一日止三年各年度以及截至二零零四年九月三十日止六個月，聯想集團就各項投資活動錄得淨流出現金分別約7.33億港元、3.6億港元、2.97億港元及0.19億港元，其中包括購置固定資產、建設新廠房、對共同控制實體及聯營公司進行策略性收購及投資。

聯想集團的現金及現金等價物結餘一直維持於健康水平，佔其於二零零二年、二零零三年及二零零四年三月三十一日以及二零零四年九月三十日的流動資產總額，分別約56.1%、53.6%、43.4%及43.8%。董事相信，充裕的現金狀況可讓聯想集團在資金管理及進行其他發展時更具彈性。

財務資源

聯想集團的營運資金主要來自業務產生的現金流量。聯想集團亦已獲得若干銀行信用額度(包括銀行貸款及透支等)以不時撥作其營運資金，從而取得更大彈性。為了籌集資金收購資產，聯想集團建議向 IBM 發行代價股份，並將作出借貸最多達5億美元。

存貨周轉天數

二零零二年三月三十一日的存貨結餘約為8.56億港元，二零零三年三月三十一日約為12.69億港元，二零零四年三月三十一日約為13.93億港元，二零零四年九月三十日則約為9.05億港元。

聯想集團的一貫政策是維持約30天的存貨。存貨周轉日數乃根據各期間的結算日的每月存貨平均期終結餘及各期間的銷售成本而定，截至二零零二年三月三十一日止年度約為25天，截至二零零三年三月三十一日止年度為23天，截至二零零四年三月三十一日止年度為25天，截至二零零四年九月三十日止六個月則約為23天。

應收賬款周轉天數

就對顧客、分銷商或渠道進行的銷售而言，信貸期一般不多於30天。二零零二年三月三十一日的應收貿易賬款及應收票據結餘總額約為6.78億港元，二零零三年三月三十一日約為9.37億港元；二零零四年三月三十一日約為17.51億港元；二零零四年九月三十日則約為23.61億港元。

應收賬款周轉天數乃根據聯想集團各期間的結算日的每月應收貿易賬款及應收票據平均期終結餘及各期間的營業額計算，截至二零零二年三月三十一日止年度約為24天，截至二零零三年三月三十一日止年度約為22天，截至二零零四年三月三十一日止年度約為28天，截至二零零四年九月三十日止六個月則約為32天。在截至二零零四年三月三十一日止三年及截至二零零四年九月三十日止六個月，應收賬款周轉天數逐步增加，主要原因是客戶更多利用六個月內到期的票據向聯想集團償付應收貿易賬款。各年年終的未償付應收票據由二零零二年三月三十一日約0.18億港元，增加至二零零四年三月三十一日約5.2億港元。

應付賬款周轉天數

二零零二年三月三十一日的應付貿易賬款及應付票據結餘總額約為13.37億港元，二零零三年三月三十一日約為18.68億港元；二零零四年三月三十一日約為25.12億港元；二零零四年九月三十日則約為27.97億港元。

供應商給予聯想集團的信貸期一般約為30天。應付賬款周轉天數乃根據聯想集團各期間的結算日的每月應付貿易賬款及應付票據平均期終結餘及各期間的銷售成本計算，截至二零

零二年、二零零三年及二零零四年三月三十一日止年度以及截至二零零四年九月三十日止六個月分別約為37天、37天、40天及44天。應付賬款周轉天數與應收賬款周轉天數的走勢大致配合乃資金管理政策。

流動資產淨額

於二零零四年九月三十日，聯想集團的流動資產淨額約為32.94億港元。流動資產計有存貨約9.05億港元、應收貿易賬款約17.15億港元、應收票據約6.46億港元、按金、預付款項及其他應收款項約7.51億港元以及現金及現金等價物約31.26億港元。流動負債計有應付貿易賬款約24.79億港元、應付票據約3.17億港元、應計費用及其他應付款項約6.88億港元、應付共同控制實體之款項約1.07億港元、應付稅項約0.17億港元、短期銀行貸款約1.25億港元及長期負債的即期部分約1.16億港元。

聯想集團於二零零二年、二零零三年及二零零四年三月三十一日以及二零零四年九月三十日的流動比率分別約為2.2倍、2.1倍、1.8倍及1.9倍。

資本結構

聯想集團的經營資金主要來自內部產生的現金流，並且不時利用貿易融資信貸額度及銀行貸款及透支撥作其營運資金。維持流動性高的資本結構是聯想集團的政策。於二零零四年九月三十日，聯想集團的借貸約有1.25億港元。與股東資金相比，聯想集團於二零零四年九月三十日的資本負債比率約為2.6%。

於二零零四年九月三十日，聯想集團可供應用的信貸額度約為40.6億港元，其中18.51億港元為貿易信用及信用證貸款額度，10.38億港元為短期及循環現金透支，11.71億港元則為外滙遠期合同。於二零零四年九月三十日，已動用的融資額約為5.6億港元，已動用的外滙合同及期權約為3.9億港元。

資本及其他承擔

於二零零四年九月三十日，聯想集團有以下各項資本承擔：(i)購置若干物業、廠房及設備約0.43億港元；(ii)經營租賃約1.57億港元；(iii)根據二零零二年十二月訂立的協議購入若干業務及資產而可能支付最多約1.56億港元，金額視乎該等業務及資產的業績及表現而定；及(iv)未償付的外滙合同及期權約3.9億港元。

或有負債

於二零零四年九月三十日，聯想集團並無任何重大或有負債。

外滙風險

聯想集團的銷售主要以人民幣結算，原材料的採購則以人民幣、美元及港元結算。聯想集團以港元編製其財務報表。外幣兑換人民幣及／或港元的滙率如有任何變動，聯想集團的業績則可能會受到重大影響。為了控制滙率風險，聯想集團的政策為訂立外幣遠期合同及期權，藉以對沖外幣風險。

員工

於二零零四年九月三十日，聯想集團共有9,206名僱員，其中9,148名受僱於中國，58名則受僱於香港及其他國家。

聯想集團與僱員之間並無任何勞資糾紛，以致對其經營造成重大不利影響。

酬金政策、購股權計劃、退休福利及培訓

聯想集團根據聯想集團及個別員工的表現實行酬金政策、獎金及購股權計劃。聯想集團同時為員工提供培訓及福利，如保險、醫療及退休福利，以維持聯想集團的競爭力。

管理層對該業務業績及財務狀況之討論及分析

下表詳載該業務截至二零零三年十二月三十一日止三年各年度及截至二零零四年六月三十日止六個月之業績，該等資料摘錄自本通函附錄一所列載該業務按美國公認會計準則編製之財務報表。

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
	(經審核)	(未經審核)	(經審核)	(經審核)	(經審核)
	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元
收入淨額：					
外部銷售	5,003	4,160	9,288	8,962	9,745
向 IBM 之銷售	214	136	278	275	333
總收入淨額	5,217	4,296	9,566	9,237	10,078
收入成本：					
外部銷售	4,492	3,668	8,327	8,066	8,815
向 IBM 之銷售	214	136	278	275	333
總收入淨額	4,706	3,804	8,605	8,341	9,148
毛利	511	492	961	896	930
開支及其他收入：					
銷售、一般及行政	511	489	1,013	1,038	1,201
研究、發展及工程	70	72	139	138	179
知識產權收入	(27)	(30)	(75)	(118)	(134)
其他(收入)及開支	1	(4)	1	(94)	(23)
總開支及其他收入	555	527	1,078	964	1,223
扣除所得稅、少數股東權益及會計原則改動前之虧損	(44)	(35)	(117)	(68)	(293)
所得稅撥備	74	51	115	86	77
少數股東權益	21	11	26	17	17
會計原則改動前之虧損淨額	(139)	(97)	(258)	(171)	(387)
會計原則改動之影響	—	—	—	—	10
虧損淨額	(139)	(97)	(258)	(171)	(397)

下表列載該業務於截至二零零三年十二月三十一日止三年各年及截至二零零四年六月三十日止六個月按產品類別呈列之收入。

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
	(經審核)	(未經審核)	(經審核)	(經審核)	(經審核)
	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元
移動(筆記本)電腦	2,922	2,166	5,029	4,601	5,167
台式電腦	1,426	1,427	2,988	3,226	3,435
螢幕及顯示屏	425	344	769	724	848
軟件	383	318	704	622	558
其他	61	41	76	64	70
總計	5,217	4,296	9,566	9,237	10,078

概覽

該業務為全球具領導地位的個人電腦供應商之一，其產品於160多個國家銷售。覆蓋美國、加拿大、南美洲及拉丁美洲之美洲區業務於截至二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月分別約佔該業務總收入淨額41.5%及38.6%；覆蓋日本、中國、南韓、澳洲、新西蘭、東南亞國家聯盟、香港及台灣之亞太地區業務於截至二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月分別約佔該業務總收入淨額30.5%及32.9%；而歐洲、中東及非洲地區之業務於截至二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月分別約佔該業務總收入淨額28.0%及28.5%。

該業務出售之個人電腦，絕大部分均以 IBM 品牌名稱推向市場。該業務於本通函附錄一所列載財政報表內所涵蓋之期間之收入，主要來自銷售台式及移動個人電腦產品。該業務之銷售集中於企業客戶，旨在向該等客戶提供業務解決方案以提高其生產力及減低成本。

該業務之台式個人電腦大部分乃外包予獨立合同製造商生產，而該業務之移動個人電腦乃部分外包予獨立合同製造商，部分由 IBM 擁有80%之中國業務單位生產。誠如董事會函件所述，IBM 擬重組中國業務單位的股權及業務，目前設想在重組完成後，IBM 將向本公司出售其於中國業務單位的全部權益。

該業務(主要為該中國業務單位)採購大量元器件，如(其中包括)液晶顯示屏、硬盤及微處理器等作生產其產品之用。合同製造商及其他原材料與元器件供應商給予之信貸期由30天至45天不等。

該業務與 IGF 簽訂安排，即客戶融資服務和分銷渠道融資服務，用作促進及推廣該業務產品之銷售，根據該安排，IGF 向該業務產品之分銷商、經銷商及其他轉售商等業務合作夥伴提供商業借貸及／或租賃融資。IGF 亦向個人電腦設備最終用戶(包括該業務之業務夥伴)提供最終用戶融資服務，包括租賃、分期借貸及其他貸款安排。客戶融資服務和分銷渠道融資服務一方面能推廣該業務產品之銷售，另一方面亦能減低個人電腦部業務之信貸風險，因為信貸風險已由 IGF 承擔。

有關分銷渠道融資服務，該業務截至二零零三年十二月三十一日止三年各年度向 IGF 支付按市場價格計算的費用分別約為0.64億美元、0.57億美元及0.63億美元，而截至二零零三年及二零零四年六月三十日止各六個月該等費用分別約為0.29億美元及0.33億美元。該等費用乃用以補償 IGF 向客戶及渠道夥伴提供融資時所承擔有關信貸風險、利息成本及行政成本。客戶融資服務和分銷渠道融資服務將於首次交割後持續，有關條款詳情(包括分銷渠道融資服務及客戶融資服務)乃列載於本通函所載董事會函件「附屬協議」一節。

截至二零零三年十二月三十一日止三年和截至二零零四年六月三十日止六個月，該業務大部分銷售乃通過客戶融資服務和分銷渠道融資服務作出安排進行。有關該業務於截至二零零三年十二月三十一日止三年和截至二零零四年六月三十日止六個月，源自 IGF 就有關產品市場推廣之借貸及租賃金額，請參閱列載於本通函附錄一該業務之財務報表附註D。而餘下之小部分銷售主要來自大型企業，送貨當天便視為應當付款，款項需於送貨日期後30至45天內支付。該業務亦不時在內部向其他 IBM 實體出售其若干應收賬款作為營運資金管理一部分。

該業務於截至二零零三年十二月三十一日止三年和截至二零零四年六月三十日止六個月，以成本價向 IBM 出售其產品。來自 IBM 之銷售額截至二零零三年十二月三十一日止三年各年度及截至二零零四年六月三十日止六個月分別約達3.33億美元、2.75億美元、2.78億美元及2.14億美元。於資產購買協議完成後，該業務將按產品的成本加上由本公司與 IBM 公平磋商後釐定的協定毛利率持續向 IBM 銷售產品。

影響該業務業績之主要因素

市場競爭

全球個人電腦市場競爭極為激烈，對個人電腦價格帶來下調的壓力。這市場的特點是高度商品化、產品可用週期短暫及價格競爭激烈。各個人電腦製造商及批發商紛紛調低其產品銷售價以爭取更高的市場佔有率。該業務之個人電腦產品銷售價亦受價格下調的壓力。為保持毛利率水平，該業務不斷集中發展產品多樣化，這樣不單能取得較高毛利率，並能為其客

戶改善生產力。該業務亦採納各種成本控制措施。在成本控制及產品多元化結合下，該業務在價格競爭激烈的市場環境仍可維持毛利率水平。

另外，IBM為推廣其品牌名稱進行持續投資，以提升更高的品牌忠誠度及知名度。

質保成本

該業務截至二零零三年十二月三十一日止三年各年度於銷售成本入賬之質保成本分別約為4.52億美元、4.3億美元及5.86億美元；而該業務截至二零零三年及二零零四年六月三十日止各六個月於銷售成本入賬之質保成本額分別為2.26億美元及3.65億美元。該業務截至二零零三年十二月三十一日止三年各年度質保成本佔收入總成本之有關百分比分別約為4.9%、5.2%及6.8%，截至二零零三年及二零零四年六月三十日止各六個月分別約為5.9%及7.8%。

截至二零零三年十二月三十一日止三年及截至二零零四年六月三十日止六個月之質保開支數額特別高昂，是由於之前期間所生產並出售的若干個人電腦產品部分元器件有問題所致。該業務已停止生產早前發現該等有問題元器件的系統。根據資產購買協議，IBM將承擔今後有關若干個人電腦型號所發現的此等元器件問題的任何質保開支，本公司將不會承擔首次交割前該業務出售及付運產品之所有質保、增效質保及維修責任。此外，IBM已同意，若確實需要超過指定目標水平的質保服務，IBM將就經擴大集團於首次交割後付運的台式電腦和移動電腦履行標準的質保責任所產生的費用，向本公司提供最多以1億美元為限的補償。

先進的技術

先進的技術乃個人電腦業成功要素之一。因此，該業務不斷為產品及技術發展進行大量投資以維持其於全球市場之領導地位。該業務截至二零零三年十二月三十一日止三年各年度及截至二零零四年六月三十日止六個月產生自研究及開發開支數額分別約為1.61億美元、1.29億美元、1.31億美元及0.66億美元。

為減低因技術發展及產品開發迅速而出現的存貨滯銷風險，該業務採納一套嚴謹的生產及存貨政策。該業務與全球生產承包商保持緊密的業務關係，確保產品於預定之付運日期前不久完成生產，故存貨周轉期的表現得以改善。有關該業務存貨水平的進一步詳情請參閱下文「存貨周轉天數」分段。

成本控制能力

該業務不斷採取各種措施以維持其毛利率並減低經營成本。主要控制措施之一為供應鏈管理，主要集中於減低存貨水平、固定成本轉化為可變成本、簡化及梳理內部營運，了解市場機會及外在風險，作出適當回應。該業務採取之行動，包括通過外包進行生產及其他經營，減低固定成本及行政成本，並提升存貨管理的靈活性。於二零零二年，該業務將生產台式個人電腦的資產大部分轉讓予一合同製造商。目前，該業務的台式個人電腦由獨立合同製造商生產。採取全球生產外包策略符合該業務之成本效益，亦能提升其盈利能力。

另外，該業務不斷加強其各種內部系統，其中包括訂貨及其他物流系統及員工培訓系統，以進一步削減其經營及行政成本。

IBM 收取的成本分配及其他開支以及該業務提供予 IBM 其他部門的服務的可轉嫁成本及費用

按列載於本通函附錄一該業務之財務報表附註A所述，該業務不斷依賴 IBM 提供大量的經營及行政支援服務，例如中央研發、法律、人力資源、薪酬總額計算、會計、信息科技服務、電訊、庫務及其他 IBM 企業及銷售支持／基礎設施成本等。IBM 採取 IBM 及該業務管理層認為適當及合理反映該業務對 IBM 提供之各種支援之使用率的方法，將適當部分的成本分配予該業務。股東務請注意，如財務報表所示，該等分配對該業務的業績有重大影響，未必能夠反映該業務若獨立運作所可能產生之開支。

該業務與 IBM 就提供多項服務亦簽訂多項合同安排，服務包括質保服務、硬件服務、信息科技服務、產品分銷、技術支持及軟件成本、員工福利及租用成本、客戶融資服務和分銷渠道融資服務、市場推廣及銷售計劃等。該等服務費用乃按預先同意之使用率或其他已經磋商之總額向該業務收取。另一方面，該業務向 IBM 其他部門提供多項服務，其成本及費用可予轉嫁，列為收入成本、銷售、一般及行政開支、研究、開發及工程開支的減少。

於首次交割後，該業務之經營將於一段時間內繼續依賴 IBM 的支持。該等支持包括客戶融資服務和分銷渠道融資服務、銷售及分銷支持、維修及質保服務、若干知識產權使用許可。股東請注意，今後使用此等 IBM 提供的支援和服務而產生的成本，將取決於本公

司與 IBM 訂立的各項附屬協議的條款，因此可能與以往數據有別。首次交割後，該業務與 IBM 進行持續關連交易條款之詳情，列載於本通函所載董事會函件「附屬協議」一節。

下表詳載截至二零零三年十二月三十一日止三年及截至二零零四年六月三十日止六個月由該業務付予 IBM 之開支淨額。

	截至六月三十日止六個月		截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零三年	二零零二年	二零零一年
	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元
收入成本	371	335	710	794	1,032
銷售、一般及行政開支	296	258	539	480	455
研究、開發及工程開支	16	16	32	27	40
其他(收入)及開支	4	(5)	—	(43)	(38)

重大會計政策

該業務之財務報表按美國公認會計準則編製。該等重大會計政策列載於本通函附錄一該業務之財務報表附註B內。該業務於財務報表呈列的業績及財政狀況，乃基於若干假設及估計。下列為該業務涉及運用假設及估計的重大會計政策概要。然而，股東應審閱該業務財務報表所載重大會計政策之所有詳情，以便對該業務於截至二零零三年十二月三十一日止三年及截至二零零四年六月三十日止六個月的財務報表，有更深入的了解。

產品質保

該業務一般為其個人電腦產品提供三年質保期。該業務按目前期間銷售額，估計將來質保索償的潛在成本及數額。目前期間產品運送的應計質保成本，即以該等估計作為記錄。該業務利用歷史質保索償資料，以及可能顯示過往成本資料可能與日後索償有異的近期趨勢。質保應計項目每季進行審議。然而，質保索償的實際數額可能與預計開支有所差異。

根據資產購買協議，本公司將不會承擔首次交割前有關及產自該業務出售及付運產品之所有質保、增效質保及維護責任。

存貨可變現淨值

該業務的存貨以平均成本值或可變現淨值兩者中較低者列值，滯銷存貨將予以撇銷。由於產品可用週期較短、價格易變等行業特性，該業務的存貨的減值風險也相對較高。產品需

求及銷售價格的變動，將對存貨可變現淨值造成重大影響。有鑒於此，該業務的政策是維持低水平存貨。

有關退休福利

該業務大部分員工已參與 IBM 定額福利退休金計劃。該業務亦通過 IBM 為員工提供退休後福利。該業務支付 IBM 該計劃的成本按若干精算評估計算，而該等評估亦按包括貼現率、計劃資產預期的長線回報及補償率增加等多項假設而進行。

廠房及設備之可用年期

該業務釐定其廠房及設備的可用年期及有關折舊費用。可能影響廠房及設備可用年期的因素包括技術發展。因此，一旦業務環境改變，可能會影響該廠房及設備的可用年期。

該業務截至二零零三年十二月三十一日止三年及截至二零零四年六月三十日止六個月的業績
經營業績分析

收入

該業務於截至二零零一年十二月三十一日止年度的收入約為100.78億美元，主要來自個人電腦(移動電腦及台式電腦)的銷售。

該業務於截至二零零二年十二月三十一日止年度的收入約為92.37億美元，比上年度減少約8.41億美元或約8.3%。收入減少，主要是由於(i)總銷量下降4%；及(ii)由於商品成本減少，加上競爭激烈，以致二零零二年的每台平均收入輕微下降。收入減少，部分原因是由於該業務逐步撤出消費個人電腦產品業務。

該業務截至二零零三年十二月三十一日止年度的收入約為95.66億美元，比上年度增加約3.29億美元或約3.6%。收入增加，主要是由於以下各項綜合所得的成果(i)該業務主力開發移動個人電腦的業務，加上發展及市場策略成效卓著，使到該業務能夠抓住移動個人電腦產品市場的增長勢頭，銷量增幅約達24%，抵銷了台式個人電腦產品收入下降的影響；及(ii)移動個人電腦(平均單價較高)銷量佔總銷量的百分比上升，由二零零二年約37%增至二零零三年約42%。然而，主要由於整體商品價格下調，以致每台平均收入下降，因而抵銷了這些利好因素帶來的部分影響。

該業務截至二零零四年六月三十日止六個月的收入約為52.17億美元，比截至二零零三年六月三十日止六個月增加約9.21億美元或約21.4%。收入增加，主要是由於移動個人電腦產量上升36%帶動，這個利好因素也抵銷了主要由於商品價格下調，以致每台平均收入下降帶來的部分影響。

毛利

聯想集團的銷售成本計算基準有別於該業務。該業務將若干項目(例如質保成本和運費)計算為收入成本的一部分，但聯想集團則將這類費用記錄為分銷、行政或其他開支。因此，聯想集團與該業務的歷史毛利率，不宜作直接比較。

該業務於截至二零零一年十二月三十一日止年度的毛利約達9.3億美元，毛利率約為9.2%。銷售成本主要包括採購自合同製造商的產品成本、產品生產成本(如原材料成本、員工及間接成本、質保成本、硬件成本、信息科技服務成本、技術支持成本及軟件成本等。

該業務的毛利率由截至二零零一年十二月三十一日止年度約9.2%，上升至截至二零零二年十二月三十一日止年度約9.7%。毛利率有所改善，是由於管理層減省成本的努力。

該業務的毛利率由截至二零零二年十二月三十一日止年度約9.7%，增加至截至二零零三年十二月三十一日止年度約10.0%。毛利率改善，是由於來自移動個人電腦的銷量百分比增加，而這些移動個人電腦的毛利率較台式個人電腦為高。由於若干產品元器件出現質量問題，導致質保成本不尋常地增加，因而抵銷了毛利上升所帶來的部分利好影響。

該業務的毛利率由截至二零零三年六月三十日止六個月約11.5%，減少至截至二零零四年六月三十日止六個月約9.8%。毛利率下降，主要由於若干產品元器件出現質量問題，導致質保成本不尋常地增加。

知識產權收入

知識產權收入乃來自該業務開發的知識產權及根據專利安排許可授權他人使用的知識產權，截至二零零一年十二月三十一日止年度的收入約為1.34億美元。截至二零零二年十二月三十一日止年度的知識產權收入約為1.18億美元，較二零零一年減少約11.9%。截至二零零三年十二月三十一日止年度的知識產權收入約為0.75億美元，比二零零二年進一步減少約36.4%。截至二零零四年六月三十日止六個月的知識產權收入約為0.27億美元，比截至二零零三年六月三十日止六個月減少約10.0%。

知識產權收入下降趨勢主要由於若干主要知識產權許可合同屆滿，沒有全部獲得新製造商合同替代，此外也因為該業務擁有的基本個人電腦專利陸續屆滿。

其他收入／開支

該業務於截至二零零一年十二月三十一日止年度錄得的其他收入淨額約為0.23億美元，主要為外滙對沖收益。於截至二零零二年十二月三十一日止年度錄得其他收入淨額約0.94億美元，主要是該業務將生產外包，向合同製造商出售若干固定資產及存貨的收益。該業務於截至二零零三年十二月三十一日止年度錄得其他開支淨額約100萬美元，主要是該業務向個人電腦合同製造商額外出售的固定資產及存貨帶來少量收益亦被多項其他開支抵銷。

該業務於截至二零零四年六月三十日止六個月錄得其他開支淨額約100萬美元。截至二零零三年六月三十日止六個月則有收益淨額約為400萬美元，主要是由於外包在墨西哥瓜達拉哈啦的生產而進一步出售若干資產所致。

銷售、一般及行政開支

截至二零零一年、二零零二年及二零零三年十二月三十一日止年度的銷售、一般及行政開支分別約為12.01億美元、10.38億美元及10.13億美元。截至二零零一年、二零零二年及二零零三年十二月三十一日止年度的銷售、一般及行政開支，包括直接廣告及宣傳開支分別約1.46億美元、1.27億美元及1.32億美元，及分銷渠道融資服務的費用分別約0.64億美元、0.57億美元及0.63億美元。

截至二零零二年十二月三十一日止年度內的銷售、一般及行政開支比二零零一年減少約13.6%。銷售、一般及行政開支佔該業務總收入淨額的百分比，由截至二零零一年十二月三十一日止年度約11.9%，遞減至截至二零零二年十二月三十一日止年度約11.2%。銷售、一般及行政開支有所減少，主要是由於該業務重組業務，藉此提升營運效率及減省成本所致。

截至二零零三年十二月三十一日止年度內的銷售、一般及行政開支比上年度減少約2.4%。銷售、一般及行政開支佔該業務總收入的百分比，由截至二零零二年十二月三十一日止年度約11.2%，進一步下降至截至二零零三年十二月三十一日止年度約10.6%。銷售、一般及行政開支有所減少，主要是由於該業務繼續重組業務所致。

截至二零零四年六月三十日止六個月的銷售、一般及行政開支約達5.11億美元(二零零三年六月三十日：4.89億美元)，比截至二零零三年六月三十日止六個月增加約4.5%。期內，銷售、一般及行政開支包括廣告及宣傳開支約0.59億美元(二零零三年六月三十日：0.69億美元)和分銷渠道融資服務的費用約0.33億美元(二零零三年六月三十日：0.29億美元)。銷售、一般及行政開支佔該業務總收入淨額的百分比，由截至二零零三年六月三十日止六個月約

11.4%，下降至截至二零零四年六月三十日止六個月約9.8%。銷售、一般及行政開支佔收入的百分比，相比截至二零零三年六月三十日止六個月有所減少，主要是由於收入表現強勁，遠遠足以抵銷IBM所分配的開支增幅。

研究、開發及工程開支

截至二零零一年十二月三十一日止年度的研究、開發及工程開支約為1.79億美元。研究、開發及工程開支主要包括開發嶄新升級產品及相關用途的科研及先進技術的應用約1.61億美元，以及產品相關工程開支約0.18億美元。

截至二零零二年十二月三十一日止年度的研究、開發及工程開支約為1.38億美元，相比截至二零零一年十二月三十一日止年度減少約22.9%，主要包括新技術應用及產品研發約1.29億美元以及產品相關工程開支約900萬美元。研究、開發及工程開支佔該業務總收入淨額的百分比，由截至二零零一年十二月三十一日止年度約1.8%，減少至截至二零零二年十二月三十一日止年度約1.5%。研究、開發及工程開支有所減少，主要是由於該業務精簡業務，包括將若干生產工序相關的部分開發活動外包予獨立合同製造商，加上外包生產工序所致。

截至二零零三年十二月三十一日止年度的研究、開發及工程開支約為1.39億美元，包括新技術應用及產品研發約1.31億美元以及產品相關工程開支約800萬美元，金額與二零零二年度大致相若。截至二零零三年十二月三十一日止年度的研究、開發及工程開支佔該業務總收入淨額的百分比，保持於約1.5%。

該業務的研發工作相對穩定。截至二零零四年六月三十日止六個月的研究、開發及工程開支約為0.7億美元(二零零三年六月三十日：0.72億美元)，包括新技術應用及產品研發約0.66億美元(二零零三年六月三十日：0.68億美元)以及產品相關工程開支約400萬美元(二零零三年六月三十日：400萬美元)。研究、開發及工程開支於截至二零零四年六月三十日止六個月佔該業務總收入淨額的百分比約為1.3%，相比截至二零零三年六月三十日止六個月則約為1.7%。研究、開發及工程百分比下降，是由於該業務的銷量大增。

經營虧損

該業務於二零零二年錄得經營虧損約0.68億美元，相比二零零一年則約為2.93億美元。二零零二年的經營虧損收窄，是由於管理層嚴緊控制成本，包括出售若干生產設施後採取將生產工序外包等措施，以及出售若干固定資產及存貨錄得收益。該業務於二零零三年錄得經營虧損約1.17億美元，相比二零零二年則約為0.68億美元。經營虧損擴大，主要由於二零零

二年錄得其他收入淨額約0.94億美元，於二零零三年卻錄得其他開支淨額約100萬美元所致。倘若不包括其他收入或開支淨額，該業務的經營業績實際上有所改善，雖然質保成本如上文「質保成本」分段所述大幅增加，但仍由二零零二年錄得虧損約1.62億美元，減少至二零零三年錄得虧損約1.16億美元。

該業務於截至二零零四年六月三十日止六個月錄得經營虧損約0.44億美元，相比截至二零零三年六月三十日止六個月則約為0.35億美元。經營虧損擴大，主要是由於質保成本水平比上個期間顯著上升所致。

該業務截至二零零三年十二月三十一日止三個年度以及截至二零零四年六月三十日止六個月的質保成本佔總收入淨額的相關百分比，分別約為4.5%、4.7%、6.1%及7.0%。該業務已停止生產早前發現裝有問題元器件的系統。至於本公司在首次交割後付運的若干個人電腦，根據資產購買協議，IBM將繼續承擔該等產品質保成本的部分責任，上限為1億美元。倘質保成本佔收入淨額的百分比回復至二零零二年的水平，則該業務的業績應可大為改善。管理層今後將會繼續專注管理就質保成本承擔的風險。

稅項

截至二零零一年、二零零二年及二零零三年十二月三十一日止年度，該業務的所得稅撥備約為0.77億美元、0.86億美元及1.15億美元。於截至二零零四年六月三十日止六個月就稅項撥備約0.74億美元，而截至二零零三年六月三十日止六個月則約為0.51億美元。

誠如下文所述，由於在若干司法管轄權區錄得稅項估值，該業務的稅務撥備主要源於美國以外有盈利地區的所得稅，包括中國、日本，澳洲和印度，以及就滙返美國的公司間專利費支付給地方國家稅局的預扣稅，但在美國則沒有錄得相對的外國稅項抵免。不同期間撥備的變動，乃由於不同司法管轄權區錄得的盈利比例的變動，以及就滙返美國的公司間專利費支付的預扣稅的變動所致。

該業務的經營業績，一向列入 IBM 的綜合美國、聯邦和州所得稅申報表或美國以外司法管轄權區稅務申報表。該業務所得稅的撥備是假設分開申報而釐定的。IBM 的全球稅務模式則基於整體業務組合而建立。因此，本通函附錄一所載該業務財務報表所呈列的該業務稅務業績，並不反映假設該業務獨立經營所能錄得的業績。

該業務必須按分開申報的基準，評估其遞延稅務資產會否變現和是否需要作出稅項估值，評估時必須排除 IBM 可動用的虧損。鑒於在美國和若干美國以外地點產生累計虧損，故已就這些司法管轄權區的遞延稅務淨資產作出稅項估值。

少數股東權益

少數股東權益乃指該業務旗下兩家非全資合營公司的少數權益股東所佔溢利，包括一家擁有51%的韓國合營公司（主要從事營銷活動業務）及一家擁有80%的中國業務單位（主要從事生產移動個人電腦部）。

韓國合營公司將會於二零零五年一月一日解散，根據資產購買協議，韓國合營公司的資產及負債將不會售予本公司。

截至二零零二年十二月三十一日止年度的少數股東權益金額，與截至二零零一年十二月三十一日止年度的金額大致相若，即約為0.17億美元。截至二零零三年十二月三十一日止年度的少數股東權益金額約為0.26億美元，較上一年度的金額增加約52.9%。少數股東權益上升，主要是由於合併了中國業務單位的移動電腦生產單位的業績，以致該業務的溢利因為移動個人電腦生產水平增加而上升。

截至二零零四年六月三十日止六個月的少數股東權益金額約為0.21億美元，比截至二零零三年六月三十日止六個月的金額攀升約90.9%。少數股東權益上升，主要是由於合併了中國業務單位的移動電腦生產單位的業績，而該業務的溢利亦因為移動個人電腦生產水平增加而持續增長。

虧損淨額

該業務於截至二零零二年十二月三十一日止年度錄得虧損淨額約1.71億美元。相比截至二零零一年十二月三十一日止年度錄得的虧損淨額約3.87億美元（未計算二零零一年更改若干會計原則對二零零一年前業務作0.1億美元額外虧損的調整），虧損淨額減少，主要是由於管理層人員控制成本所致。該業務於截至二零零三年十二月三十一日止年度錄得虧損淨額約2.58億美元。相比截至二零零二年十二月三十一日止年度錄得的虧損淨額約1.71億美元，年內的虧損淨額擴大，主要是由於其他收入減少、質保成本增加及所得稅和少數股東權益計提準備增加所致。

該業務於截至二零零四年六月三十日止六個月錄得虧損淨額約1.39億美元。相比截至二零零三年六月三十日止六個月錄得的虧損淨額約為0.97億美元，期內的虧損淨額擴大，主要是由於質保成本相比上個期間增加所致。

股東請注意，該業務以往的淨虧損狀況，乃反映該業務作為 IBM 部門的盈利能力，未必反映該業務若獨立經營所具有的盈利能力，也未必反映收購資產和承擔責任在首次交割後的情況。

對該業務截至二零零三年十二月三十一日止三年和截至二零零四年六月三十日止六個月的財政狀況的分析

現金流量

截至二零零一年十二月三十一日止年度，該業務錄得經營業務現金流出淨額約1.99億美元。截至二零零二年及二零零三年十二月三十一日止年度，該業務錄得經營業務現金流入淨額分別約2.05億美元及1.71億美元。截至二零零四年六月三十日止六個月，該業務錄得經營業務現金流出淨額約0.71億美元，相比截至二零零三年六月三十日止六個月的經營業務現金流出淨額則約為0.96億美元。該年度上半年的經營業務現金流出淨額，符合該業務銷售額的季節性波動。於二零零四年六月三十日，該業務的現金結存約為2.97億美元。

截至二零零一年、二零零二年及二零零三年十二月三十一日止三年各年度及截至二零零四年六月三十日止六個月，該業務分別動用約1.07億美元、0.86億美元、0.97億美元及0.36億美元，以採購廠房及其他物業作為該業務位於美國北卡羅來納州三角研究園區、墨西哥瓜達拉哈拉及英國格里諾克的內設施之用，以及採購持續開發新產品所需設備。

截至二零零三年十二月三十一日止三年和截至二零零四年六月三十日止六個月，在各年末或各期末時，該業務的現金結存是由中國業務單位及韓國合營公司持有。該業務於截至二零零三年十二月三十一日止三年和截至二零零四年六月三十日止六個月的業務運作和發展，皆由 IBM 提供資金，該業務所得現金(中國業務單位和韓國合營公司除外)全部經 IBM 的中央全球庫務部滙返 IBM。誠如該業務的現金流量表所示，該業務於截至二零零一年十二月三十一日止年度錄得來自 IBM 的現金流入淨額約2.91億美元，而於截至二零零二年及二零零三年十二月三十一日止年度則分別錄得向 IBM 的現金流出淨額約1.55億美元及1.13億美元。截至二零零四年六月三十日止六個月，IBM 進一步向該業務提供現金淨額約1.5億美元以作其營運所需資金。根據資產購買協議，該業務所持現金將不會轉讓予本公司。

一如上文所述，該業務的管理層一直實施多項成本控制措施，其中包括出售其製造設施及採納外包製造業務模式。截至二零零三年十二月三十一日止三年以及截至二零零四年六月三十日止六個月，該業務出售廠房及其他物業錄得現金流入，分別約200萬美元、1.63億美元、0.73億美元及500萬美元。

財務資源

該業務過去依賴來自經營業務的現金流量以及 IBM 的免息融資。截至二零零四年六月三十日，IBM 在該業務中的投資淨額約為9.73億美元。誠如本通函所載董事會函件中「資產購買協議」一節所闡釋，根據資產購買協議，公司將不需承擔該業務應付 IBM 的任何金額(即 IBM 在該業務中的投資淨額)。

待資產購買協議完成後，聯想集團計劃繼續通過多個途徑就該業務的營運及發展、履行承諾及償付該業務的負債提供資金，這些途徑包括來自經營業務所得現金、與 IGF 的多項融資安排以及其他可供動用的銀行及其他融資。

存貨周轉天數

於二零零一年十二月三十一日、二零零二年十二月三十一日、二零零三年十二月三十一日及二零零四年六月三十日，存貨結存分別為約3.22億美元、約2.16億美元、約2.35億美元及約2.79億美元。該業務實行的政策，乃視乎製成品的庫齡、原材料、在製品及製成品的剩餘淨值而計提一般存貨撥備。於二零零一年、二零零二年、二零零三年十二月三十一日及二零零四年六月三十日，該業務的滯銷及陳舊存貨撥備分別約為0.14億美元、0.27億美元、0.17億美元及0.16億美元。

存貨周轉天數是根據該業務於截至二零零三年十二月三十一日止三年和截至二零零四年六月三十日止六個月，各期間在結算日的期終存貨結餘及各期間的銷售成本計算，截至二零零一年十二月三十一日止年度的存貨周轉天數保持相對穩定，約為13天，截至二零零二年十二月三十一日止年度約為9天，截至二零零三年十二月三十一日止年度約為10天以及截至二零零四年六月三十日止六個月約為11天。手頭存貨的周轉天數較短以及存貨周轉率相應較高，反映了該業務的供應鏈管理系統全面廣泛，需要供應商及生產分包商準時付運存貨，並可在時機合適時把握外包機遇。

應收賬款周轉天數

於二零零一年十二月三十一日、二零零二年十二月三十一日、二零零三年十二月三十一日及二零零四年六月三十日，應收賬款結餘分別為約4.43億美元、約4.25億美元、約4.7億美元及3.98億美元。該業務實行的政策，是就超過一年的全部未償還應收貿易賬款計提全數準備。截至二零零三年十二月三十一日止三年各年及截至二零零四年六月三十日止六個月，該業務的應收客戶貿易賬款從未出現任何重大呆壞賬。於二零零一年、二零零二年、二零零三年十二月三十一日及於二零零四年六月三十日，該業務呆壞賬準備分別約為0.14億美元、900萬美元、700萬美元及700萬美元。

應收賬款周轉天數是根據該業務於截至二零零三年十二月三十一日止三年和截至二零零四年六月三十日止六個月內，各期間在結算日的期終應收貿易賬款結餘及各期間的營業額計算，截至二零零一年十二月三十一日止年度約為16天，截至二零零二年十二月三十一日止年度約為17天，截至二零零三年十二月三十一日止年度約為18天以及截至二零零四年六月三十日止六個月約為14天。應收賬款的周轉天數較短，部分是受惠於客戶融資服務和分銷渠道融資服務所致，據此，IGF向該業務大部分整體銷售提供客戶融資。此外，應收賬款周轉天數較短，也反映了管理層專注於沒有參與由 IGF 提供該等安排的客戶的信貸和追收款項。

應付賬款周轉天數

於二零零一年十二月三十一日、二零零二年十二月三十一日、二零零三年十二月三十一日及二零零四年六月三十日，應付賬款結餘分別為約9.56億美元、約11.68億美元、約14.57億美元及14.41億美元。

應付賬款周轉天數是根據各期間在結算日的期終應付貿易賬款結餘及各期間的銷售成本計算，該業務於截至二零零三年十二月三十一日止三年和截至二零零四年六月三十日止六個月內的應付賬款周轉天數，已由大約38天逐漸增加至56天。具體來説，截至二零零三年十二月三十一日止三年及截至二零零四年六月三十日止六個月，該業務的應付賬款周轉天數分別約為38天、51天、62天及56天。應付賬款周轉天數延長，主要是由於管理層與供應商緊密合作，盡量延長獲准的信貸期限，以及盡量減少該業務於營運資金所需投資，導致應付賬款的信貸期延長。

流動負債淨額

於二零零四年六月三十日，該業務有流動負債淨額約10.27億美元。流動資產主要包括現金約2.97億美元、應收貿易賬款約3.98億美元、存貨淨額約2.79億美元及預付費用及其他流動資產約1.92億美元。流動負債主要包括税項約0.21億美元、應付貿易賬款約14.41億美元、應計補償約0.3億美元、遞延收入約0.21億美元、應計質保費預提2.89億美元、回扣及應計退貨約1.75億美元、應付軟件專利費約1.59億美元及其他應計開支及負債約0.57億美元。

該業務一直在淨營運資金虧絀(即流動負債淨額)狀況下經營，反映了庫務管理奏效，該業務過去是運用從母公司 IBM 所得融資作為資金，也同時反映了該業務的存貨、應收貿易賬款及應付貿易賬款的管理有效率，這方面可從存貨及應收貿易賬款的周轉率，遠高於應付貿易款賬款的周轉率足以證明。

鑑於該業務錄得淨營運資金虧絀，因此可盡量減少營運資金的投資，此舉有助提高盈利能力。然而，該業務在錄得淨營運資金虧絀下經營業務的能力，乃依重客戶融資服務和分銷渠道融資服務的安排而定。客戶融資服務和分銷渠道融資服務將於首次割後繼續，為期五年。倘若客戶融資服務和分銷渠道融資服務條款有任何重大變動，或基於任何原因客戶融資服務和分銷渠道融資服務不再有效，且該業務未能按實際上相同條款另覓安排替代，則該業務將需立即取得短期融資，作為償付其流動負債所需資金，但須視乎該業務銷售的信貸期而定。

資本結構

誠如上文所述，該業務的營運及發展是從內部產生的現金流量以及由 IBM 提供的免息融資支持。此外，該業務的營運資金亦得到客戶融資服務和分銷渠道融資服務的支持。

截至二零零三年十二月三十一日止三年及截至二零零四年六月三十日止六個月，該業務並無任何銀行或其他借貸。

於二零零一年、二零零二年及二零零三年十二月三十一日，該業務的資產淨值負值分別為2.66億美元、6.28億美元及9.91億美元。於二零零四年六月三十日，該業務的資產淨值負值約為9.75億美元，其中包括非流動資產約3.68億美元（包括廠房及其他物業約3.08億美元，以及投資和雜項資產約0.6億美元）、流動負債淨額約10.27億美元及非流動負債約3.16億美元（主要包括應計質保費預提約2.29億美元及少數股東權益約0.87億美元）。

根據資產購買協議，本公司將不會收購或承擔該業務全部資產和負債。根據資產購買協議下界定的收購資產及承擔責任範圍，收購資產及承擔責任於二零零四年六月三十日的賬面總值分別約為9.35億美元及16.15億美元，淨負債6.8億美元。

該業務的資產淨值負值增加，主要是由於該業務於年度和期間內錄得虧損。

資本及其他承諾

該業務的承諾主要包括就產品提供的質保，以及購買貨品和服務相關的資本承諾。

於二零零四年六月三十日，該業務就質保計提準備而記入資產負債表的負債約為5.18億美元。該筆金額乃由該業務的管理層按過去的質保索償資料以及近期的趨勢而估計得出。

於二零零四年六月三十日，該業務也有一筆不列入資產負債表內的已訂約收購承諾約14.65億美元，該筆金額屬於(1)不可取消；(2)取消時需支付罰款，或(3)即使該業務不能接收已訂購貨品或服務，仍需支付最低付款。該等承諾直至二零零七年為止，主要有關購買硬盤。

或有負債

誠如本通函附錄一所載該業務財務報表附註L中披露，該業務牽涉多宗訴訟，一旦該業務不能成功地自行辯護及敗訴，則該業務可能招致額外訟費及／或罰款。關於或有負債的

細節，股東務須閱覽財務報表內作出的披露。根據資產購買協議，上述或有負債均無須本公司承擔。

外幣滙兑及利率風險

該業務在金融市場承擔的風險，主要與外幣滙率波動有關。該業務的銷售主要以美元計值，而該業務的銷售及開支可能會面對其他貨幣（尤其是日元及歐元）波動的風險。外幣（尤其是日元及歐元）對美元的滙率如有波動，可能會對該業務的業績造成重大影響。

此外，該業務亦需承擔銀行存款利率波動、客戶融資服務和分銷渠道融資服務及其他財務交易（例如上文所述的衍生工具運作）的風險。

過去，上述市場風險是通過 IBM 的中央風險管理及庫務部提供的衍生工具運作而對沖。交割後，經擴大集團將繼續採取必要步驟，例如對沖，以減低上述該業務可能面對的外滙和利率風險。對沖活動產生的有關盈虧，則由該業務分攤。關於該業務於截至二零零三年十二月三十一日止三年及截至二零零四年六月三十日止六個月進行的衍生工具交易產生的盈虧及開支的詳情，請參閱本通函附錄一所載該業務的財務報表之附註I。

員工

根據僱員事項協議，分佈於近60個國家的合共約9,500名僱員將轉職至經擴大集團，其中約37%駐於中國，約24%駐於美國。其他主要國家計有日本、英國、加拿大、澳洲、法國、巴西、德國及愛爾蘭。

董事從 IBM 獲悉，該業務與其僱員從未出現任何勞資糾紛，以致對該業務的營運造成重大不利影響。誠如本通函附錄一所載該業務之財務報表中附註L所披露，該業務涉及有關（其中包括）僱傭事宜之訴訟。具體而言，在二零零三年裁定 IBM 的退休金計劃違反美國若干僱傭規例。儘管 IBM 仍相信其退休金計劃的計算方法為公允及合法，並會就若干申索之裁決提出上訴，但 IBM 於二零零四年第三季就若干其他申索，原則上與原告人協定若干和解條款，造成該期間有一次性的重大支出。

根據資產購買協議，本公司將承擔於交割時尚未了結的有關該業務在若干司法管轄權區的僱員的退休金責任，於二零零四年六月三十日時估計約為0.39億美元（請參照本通函附錄四所載經擴大集團未經審核備考綜合資產負債表中附註3所披露的詳細估算基礎）。而 IBM 將會向該業務注入同等金額的現金。

酬金政策、購股權計劃、退休福利及培訓

董事從 IBM 得悉，該業務旗下大部分僱員是以固定薪金聘用，部分僱員有權取得 IBM 的酌情花紅及購股權。本公司目前正審閱該業務的酬金政策。待資產購買協議完成後，該業務的僱員將會成為本公司購股權計劃的合資格參與者，根據上市規則第十七章的規定，該項購股權計劃已獲本公司股東批准，但須受他們工作所在司法權區的規限。

誠如本通函附錄一所載該業務的經審核財務報表中披露，該業務旗下僱員參與若干定額福利退休金計劃、若干定額供款計劃及若干非退休金的退休後福利計劃，全部皆由 IBM 資助。

該業務乃視乎員工擔當的職務，給予員工各類不同培訓，例如廣泛類別的業務、銷售及技術培訓，促進技能發展。這些培訓課程是由該業務內部籌辦及提供或由 IBM 提供。

經擴大集團債項聲明

於二零零四年十月三十一日(即本通函付印前作出本債項聲明的最後實際可行日期)營業時間結束時，本集團的短期銀行貸款及信託票據貸款分別約為2.25億港元和289萬港元，貸款並無抵押，由若干附屬公司提供的一項或多項交叉擔保、本公司提供的擔保作為擔保。

除上述以外，以及除集團內公司之間負債和日常業務過程中的正常應付貿易賬款外，本集團並無任何未償還的債務證券、銀行透支和承兌負債、承諾信用證、租購承擔、按揭與押記、重大或有負債或擔保。

於二零零四年十月三十一日，除日常業務過程中的正常應付貿易賬款外，該業務並無任何未償還的債務證券、銀行透支和承兌負債、承諾信用證、租購承擔、按揭與押記、重大或有負債或擔保。

董事確認，自二零零四年十月三十一日以來，經擴大集團債項及或有負債並無任何重大逆轉。

營運資金

董事認為，考慮到經擴大集團目前內部資源和可供動用銀行融資(包括過渡貸款)後，經擴大集團擁有充足營運資金，足以應付本通函日期起最少十二個月的當前需求。

無重大不利變動

截至最後實際可行日期為止，據董事會所知，聯想集團自二零零四年三月三十一日（即本公司最近期經審核綜合財務報表的結算日）以來的財政或貿易狀況概無任何重大不利變動。

本公司的股本

本公司於最後實際可行日期的法定及已發行股本如下：

		港元
法定：		
20,000,000,000	股股份	500,000,000
已發行及繳足：		
7,474,152,108	股股份	186,853,803

所有現有股份在各方面均享有同等權益，包括獲派股息、投票權和資本回報的一切權利。

二零零二年三月二十五日，本公司採納新購股權計劃（「新計劃」），該本公司得以向合資格參與者授予購股權，作為鼓勵和吸引他們為聯想集團取得更佳業績表現的獎勵，新計劃取代本公司於一九九四年一月十八日採納的購股權計劃（「舊計劃」）。根據舊計劃授出而尚未行使的購股權仍然有效，可根據舊計劃的條款行使。於最後實際可行日期，共有可認購516,744,000股新股份的購股權尚未行使。

除前段所披露者外，於最後實際可行日期，本公司並無任何購股權、認股權證和可兑換為股份的換股權。根據資產購買協議將予發行的代價股份的數目、權利和限制，載於「董事會函件」一節。

自二零零四年三月三十一日（即本公司最近期的財政年結日）以來，本公司已發行6,058,000股股份和購回7,500,000股股份。

以下為獨立物業估值師威格斯資產評估顧問有限公司，就其於二零零四年十月三十一日之估值而編製之函件、估值概要及估值證書全文，以供收錄於集團於二零零四年十二月三十一日刊發之本通函內。

威格斯資產評估顧問有限公司
國際資產評估顧問



香港
九龍
觀塘道398號
嘉域大廈10樓

敬啟者：

吾等根據　閣下指示為聯想集團有限公司(「貴公司」)及其附屬公司(統稱為「貴集團」)向吾等展示的於適用交割後在香港特別行政區(「香港」)、中華人民共和國(「中國」)及美利堅合眾國(「美國」)、日本、加拿大、澳大利亞聯邦(「澳洲」)、印度共和國(「印度」)、新加坡共和國(「新加坡」)及大不列顛及北愛爾蘭聯合王國(「英國」)(其中中國和印度為上市規則應用指引第12項所界定的發展中國家)持有或租用或將於適用交割後向 IBM 收購(以租約轉讓或分租約或簽訂新租約、分租約或特許使用安排之方式)之物業權益進行估值。吾等確認曾視察該等物業及作出有關查詢，並取得吾等認為必要之其他資料，以向　閣下提供該等物業權益於二零零四年十月三十一日之公開市值之意見。

吾等之估值乃吾等對物業權益之公開市值意見。所謂物業權益之公開市值，就吾等所下定義而言，乃指「根據以下假設在估值日無條件完成出售某項物業權益，應該可合理取得之最高現金代價：

(a) 有自願賣家；

(b) 在估值日前有合理之期間(經考慮物業性質和市場狀況)，就有關權益進行適當之市場推廣，以及議定價格、條款和完成銷售等事宜；

(c) 於任何較早假定交換合同日期之市況、價值水平及其他情況均與估值日相同；

(d) 不考慮具有特殊興趣之潛在買家之任何追加出價；及

(e) 有關雙方皆在知情、審慎及並非強迫情況下進行交易。」

吾等對第一類物業權益（ 貴集團在中國持有的物業權益）進行估值時，兼採市場法及折舊重置成本法分別評估該等物業之土地部分以及座落該等土地上之樓宇及建築物。因此，兩項估值數字之總和相當於該等物業整體之市值。就土地部分進行估值時，吾等乃參考有關城市之標準地價及吾等於當地所得之銷售憑證。鑒於該等樓宇及建築物之性質不能以公開市值估值，因此，該等物業按其折舊重置成本基準估值。折舊重置成本法乃考慮該地區同類物業現時之建築成本，以評估該物業在重建或更新情況所涉及之成本，然後扣除該物業可為佐證之觀察狀況或老化情況（不論因物質、功能或經濟理由而引起）之累積折舊。一般而言，採用折舊重置成本法，在欠缺可資比較銷售之已知市場情況下，能為物業估值提供最可靠之指標。

第二至第四類物業（ 貴集團在香港、中國及美國租用的物業權益）並無商業價值，因為物業被禁止轉讓、短期租約或分租或缺乏可觀之租值利潤。

第五至第十二類物業（ 貴集團將在中國、印度、美國、澳洲、英國、加拿大、日本及新加坡租用，以租約轉讓、授予特許使用證、授予分租約或新租約方式取得或分租物業權益）並無商業價值，因為物業於租約轉讓及分租約轉讓完成後，被禁止轉讓、短期租約或分租或缺乏可觀之租值利潤。

吾等進行估值時乃假設擁有人將物業權益於現況下在公開市場求售，而並無憑藉遞延條款合同、售後租回、合資經營、管理協議或任何類似安排，以抬高此等物業權益之價值。

吾等已獲提供有關物業權益之業權文件摘要。然而，吾等並無查閱文件正本以核實其擁有權，或確定任何未載於交予吾等之文件摘要內之任何租賃修訂。所有文件及租賃只作參考之用。所有尺寸、量度及面積僅為大約數字。

在對第一、第三及第五類為物業權益進行估值時，吾等依賴 貴集團中國法律顧問通商律師事務所所提供之法律意見（「中國法律意見」）；而在對第六類物業權益進行估值時，吾等依賴 貴集團印度法律顧問 AZB & Partners 所提供之法律意見（「印度法律意見」）。

吾等已視察各物業之外部，並在可行情況下視察其內部。然而，吾等並無進行結構測量或視察木工或其他已覆蓋、遮蔽或未能到達之結構部分，故無法呈報物業權益之任何該等部分是否確無損壞。

吾等很大程度上依賴　貴集團所提供之資料，並已接納　貴集團就規劃批文或法定通知、地役權、年期、佔用、租用、地盤及樓面面積，以及確認　貴集團持有有效權益之物業權益等事宜所提供之意見。

吾等之估值並無考慮物業權益所欠負之任何抵押、抵押或債項，亦無考慮成交時可能產生之任何開支或稅項。除另有說明者外，吾等假設物業權益概不附帶可影響其價值之繁重產權負擔、限制及支銷。

吾等並無理由質疑　貴集團向吾等所提供之資料之真確性。　貴集團亦向吾等表示所提供之資料並無遺漏任何重大事實。吾等認為已獲提供足夠資料以達致知情的觀點。

除另有指明外，所有金額均以港元為單位。用作評估第一、第三至第十二類物業權益之滙率為於估值當日之滙率，其詳情概述如下：

國家	**貨幣**	**於二零零四年十月三十一日之滙率**
中國	人民幣	1.00港元 = 人民幣1.06元
美國	美元	1.00港元 = 0.13美元
印度	盧比	1.00港元 = 5.80盧比
加拿大	加元	1.00港元 = 0.15加元
澳洲	澳元	1.00港元 = 0.17澳元
日本	日元	1.00港元 = 13.77日元
新加坡	坡元	1.00港元 = 0.21坡元
英國	英磅	1.00港元 = 14.37英磅

隨函附奉估值概要及估值證書。

此致

香港
鰂魚涌
英皇道979號
太古坊林肯大廈23樓
聯想集團有限公司
列位董事　台照

代表
威格斯資產評估顧問有限公司
執行董事
何繼光
註冊專業測量師
MRICS, MHKIS, MSc (e-com)
謹啟

二零零四年十二月三十一日

附註：　何繼光先生 MRICS, MHKIS, MSc (e-com) 乃特許專業測量師，對香港、澳門及中國物業估值具豐富經驗。此外，何繼光對美國、加拿大、日本、印度、新加坡、澳洲及英國租賃物業估值亦具豐富經驗。

估值概要

第一類 — 貴集團在中國持有的物業權益

	物業	於二零零四年十月三十一日現況下的公開市值
1.	中國 北京市海澱區 上地信息產業基地 創業路6號	人民幣181,000,000元 (相等於171,000,000港元)
2.	中國 北京市海澱區 上地西路6號	無商業價值
3.	中國 北京市海澱區 上地創業路8號	人民幣61,300,000元 (相等於58,000,000港元)
4.	中國 北京市海澱區 上地創業中路32號樓 32-1、32-2及32-5室	人民幣19,000,000元 (相等於18,000,000港元)
5.	中國 廣東省惠陽市 秋長鎮蓮塘面村 灘頭陳坑肚地段太陽城聯想科技園	人民幣160,000,000元 (相等於151,000,000港元)
	小計：	**人民幣421,300,000元 (相等於398,000,000港元)**

第二類 — 貴集團在香港租用的物業權益

	物業	於二零零四年十月三十一日現況下的公開市值
6.	香港 鰂魚涌 英皇道979號 太古坊 林肯大廈23樓	無商業價值
7.	香港 太古城 太古城道18C號 海天花園南天閣6樓H室及 太古灣道16號 海景花園銀柏閣9樓及19樓H室	無商業價值
	小計	**無**

第三類 — 貴集團在中國租用的物業權益

物業	於二零零四年十月三十一日現況下的公開市值
8. 中國 遼寧省瀋陽市 和平區三好街63號 誠大科技大廈7樓南區	無商業價值
9. 中國 黑龍江省哈爾濱市 中山路93號保利科技大廈 308、309、310室及地庫一個泊車位	無商業價值
10. 中國 吉林省長春市 人民大街46號 長春樂府大酒店532室	無商業價值
11. 中國 山東省濟南市 泉城路17號 華能大廈8樓8810及8812室	無商業價值
12. 中國 山東省青島市 香港西路67號 青島光大國際金融中心10樓H-1室	無商業價值
13. 中國 河北省石家莊 建設南大街6號 西美財智中心17樓5、7、9及11室	無商業價值
14. 中國 山西省太原市 高新技術開發區高新街9號 瑞杰科技中心3樓307－310室	無商業價值
15. 中國 上海市 張江高科技園 松濤路696號聯想大廈全幢	無商業價值
16. 中國 江蘇省 南京市 廣州路188號 蘇寧環球大廈12樓1及8室	無商業價值

物業	於二零零四年十月三十一日現況下的公開市值
17. 中國 浙江省杭州市 西湖區杭大路15號 嘉華國際商務中心4樓506室	無商業價值
18. 中國 福建省福州市 五四路158號環球大廈25樓2501室	無商業價值
19. 中國 安徽省合肥市 淮河路303號郵電大廈9樓D室	無商業價值
20. 中國 廣東省深圳市 南山區高新科技園 南一道聯想研發中心大廈若干個單位	無商業價值
21. 中國 廣東省廣州市 天河區天河北路28號 時代廣場東817及819室	無商業價值
22. 中國 廣西省南寧市 七星路137號 廣西外經貿大廈25樓全層	無商業價值
23. 中國 湖南省長沙市 芙蓉中路二段80號 順天國際財富中心21樓2102及2103室	無商業價值
24. 中國 湖北省武漢市 武昌區徐東路 華中電力金融大廈12樓東半部	無商業價值
25. 中國 河南省鄭州市 經三路68號 平安保險大廈15樓8－11室	無商業價值
26. 中國 江西省南昌市 北京西路88號9樓907、908及910室	無商業價值
27. 中國 陝西省西安市碑林區太乙路南段1號 聯想大廈1樓、2樓及4樓 維修中心、貴賓室及倉庫	無商業價值

物業	於二零零四年十月三十一日現況下的公開市值
28. 中國 新疆維吾爾族自治區烏魯木齊市 天山區解放北路61號 鴻鑫酒店15樓1－5及10室	無商業價值
29. 中國 甘肅省蘭州市 城關區慶陽路3號 東方數碼大廈26樓B2、B3及B4室	無商業價值
30. 中國 四川省成都市 天府大道南延線 高新孵化園4號樓北樓	無商業價值
31. 中國 雲南省昆明市 人民東路6號 新華大廈8樓C、D及G室	無商業價值
32. 中國 重慶市 九龍坡科園一路 科技發展大廈D座13－8室	無商業價值
33. 中國 貴州省貴陽市南明區 中華南路45號 華坤發展大廈8樓6室	無商業價值
34. 中國 上海市 金橋出口加工區 金皖路55號第40－45幢廠房	無商業價值
35. 中國 雲南省昆明市 環城北路62號	無商業價值
36. 中國 重慶市 九龍坡 渝州路33號西亞廣場1樓	無商業價值
37. 中國 北京市宣武區 南線閣41號院底1－2號商舖	無商業價值
38. 中國 黑龍江省 哈爾濱市南崗區煙草街11號	無商業價值

物業	於二零零四年十月三十一日現況下的公開市值
39. 中國 上海市 恆業路401號	無商業價值
40. 中國 廣東省廣州市 五羊新城寺右新馬路南二街18號 廣興華大廈1樓多個單位	無商業價值
41. 中國 上海市長寧區 法華鎮路358號	無商業價值
42. 中國 上海浦東新區 楊高中路268－272號	無商業價值
43. 中國 山東省濟南市 解放路84－1號西部一幢大廈	無商業價值
44. 中國 山東省青島市 威海路262號3座中間網點2樓	無商業價值
45. 中國 山東省青島開發區 武夷山路341號 第一幢A單元1－2樓網點8號房	無商業價值
46. 中國 河南省鄭州市 農業路66號附2號	無商業價值
47. 中國 江蘇省南京市 玄武區高樓門45號1樓	無商業價值
48. 中國 遼寧省瀋陽市 瀋河區望雲寺路50號	無商業價值
49. 中國 河北省石家莊市 淡固大街 國際城商用門臉61、61－1室	無商業價值
50. 中國 浙江省杭州市 拱墅區湖墅南路241－245號 浙江廣播電視報社大樓1樓	無商業價值

物業	於二零零四年十月三十一日現況下的公開市值
51. 中國 浙江省杭州市 蕭山區城廂鎮 育才路育秀園營業房25號	無商業價值
52. 中國 浙江省湖州市 竹翠園新華路85號	無商業價值
53. 中國 山西省太原市 橋東街橋東小區G區15號樓底3/4號商舖	無商業價值
54. 中國 北京市朝陽區 西垻河南路甲一號 新天第大廈B座一樓103－104，106－107室	無商業價值
55. 中國 湖南省武漢市 武昌區珞瑜路190號(又稱珞瑜路182號)	無商業價值
56. 中國 湖南省長沙市 建湘路155號1、2樓前房及地庫一個單位	無商業價值
57. 中國 廣東省深圳市 福田區華強北路 現代之窗大廈A座10A室	無商業價值
58. 中國 四川省成都市 小天北街8號 天竺麗苑底層1樓附10－13號	無商業價值
59. 中國 福建省 廈門市火炬區 廈華電子工業城 A座6F室、C座6F室、C座3F室及1樓多個單位	無商業價值
小計	無

第四類 — 貴集團在美國租用的物業權益

物業	於二零零四年十月三十一日現況下的公開市值
60. 美國加里福尼亞州 Alameda, Fremont, No. 48401 Landing Parkway	無商業價值
小計	無

第五類 — 於適用交割後　貴集團將在中國租用的物業權益

	物業	於二零零四年十月三十一日現況下的公開市值
61.	中國 廣東省深圳市 南山區科技工業園廠區臨時庫房	無商業價值
62.	中國 廣東省深圳市 南山區科技園廠區 廠房1至2樓及夾層	無商業價值
63.	中國 廣東省深圳市 南山區科技工業園科技路2號 長城科技大樓7－12樓	無商業價值
64.	中國 廣東省深圳市 福田保稅區多個單位	無商業價值
65.	中國 上海市 淮海中路333號 瑞安廣場11樓06A室	無商業價值
66.	中國 北京市 白石橋路3號 北京友誼賓館64632室	無商業價值
	小計	**無**

第六類 — 於適用交割後　貴集團將在印度租用的物業權益

67.	印度本地治里, Ariankuppam Commune Panchayat, Edayarpalayam, R.S. No. 19/1A and 19/2A Thavalakuppam Revenue Village	無商業價值
	小計	**無**

第七類 — 於適用交割後 貴集團將在美國以租約轉讓或授予特許使用方式取得的物業權益

物業	於二零零四年十月三十一日現況下的公開市值
68. 美國北卡羅來納州達勒姆 4401 Silicon Drive, Bldg 675, 27709	無商業價值
69. 美國北卡羅來納州達勒姆 4407 Silicon Drive, Bldg 676, 28217	無商業價值
70. 美國北卡羅來納州羅利市 500 Park Offices, Bldg 660, 三角研究園區, 27709	無商業價值
71. 美國北卡羅來納州羅利市 600 Park Offices, Bldg 660, 三角研究園區, 27709	無商業價值
72. 美國北卡羅來納州羅利市 700 Park Offices, Bldg 662, 三角研究園區, 27709	無商業價值
小計	無

第八類 — 於適用交割後 貴集團將在澳洲以租約轉讓或授予分租約方式取得的物業權益

物業	於二零零四年十月三十一日現況下的公開市值
73. 澳洲昆士蘭省布里斯班 愛德華茲街288號之10－12及26樓全層	無商業價值
74. 澳洲昆士蘭省布里斯班 愛德華茲街288號之24樓	無商業價值
75. 澳洲昆士蘭省布里斯班 愛德華茲街288號之27樓	無商業價值
76. 澳洲新南威爾斯省悉尼 St. Leonards, No. 601 Pacific Highway, 之5、7、8及9樓	無商業價值
77. 澳洲新南威爾斯省悉尼 55 Coonara Avenue	無商業價值
小計	無

第九類 — 於適用交割後 貴集團將在英國以新租約或授予特許使用取得的物業權益

物業	於二零零四年十月三十一日現況下的公開市值
78. 位於英國蘇格蘭格里諾克 Spango Valley, Inverkip Road 的多幢樓宇	無商業價值
小計	無

第十類 — 於適用交割後　貴集團將在加拿大分租的物業權益

物業	於二零零四年 十月三十一日 現況下的公開市值
79. 加拿大安大略省多倫多 約克妙斯道10號之4樓400號單位、 5樓500號單位及6樓602號單位 約克妙斯道20號 6樓600單位及 央街4101號 5樓502號單位	無商業價值
80. 加拿大魁北克省蒙特利爾 1250 Boulevard René — Lévesque	無商業價值
小計	無

第十一類 — 於適用交割後　貴集團將在日本租用或分租或特許使用的物業權益

物業	於二零零四年 十月三十一日 現況下的公開市值
81. 日本252-8588神奈川縣 藤澤市桐原町1號	無商業價值
82. 日本神奈川縣大和市 Shimotsuruma, Aza-kou, 1623-14	無商業價值
83. 日本東京 都港區六本木3－2－12	無商業價值
小計	無

第十二類 — 於適用交割後　貴集團將在新加坡分租的物業權益

物業	於二零零四年 十月三十一日 現況下的公開市值
84. 新加坡 Central 1, 新加坡樟宜商務園7及9號	無商業價值
小計	無
總計	人民幣421,300,000元 (相等於398,000,000港元)

估值證書

第一類 — 貴集團在中國持有的物業權益

	物業	概況及年期	佔用詳情	於二零零四年十月三十一日現況下的公開市值
1.	中國 北京市 海澱區 上地信息 產業基地 創業路6號	該物業包括全部於二零零零年落成的一整幢6層高工業大樓及兩層地庫，附設一幢單層大樓。 該物業的佔地面積約為32,703.5平方米，總建築面積約為70,963.04平方米。 根據國有土地使用權證，該物業的土地使用權歸屬於　貴集團，由二零零三年十二月十五日至二零五一年七月三十日止，為期50年，作工業用途。	貴集團現時佔用該物業作辦公室之用。	人民幣 181,000,000元 （相等於 171,000,000港元）

附註：

1. 根據北京市國土資源和房屋管理局（甲方）與　貴集團（乙方）於二零零一年七月三十一日簽訂的國有土地使用權出讓合同（文件編號：京地出合字(2001)第355號），甲方已向乙方出讓該項佔地面積約33,175.3平方米物業的土地使用權，由二零零一年七月三十一日開始，為期50年，作工業用途，出讓金額為人民幣19,905,180元。

2. 根據二零零三年十二月十五日簽發的國有土地使用權證（文件編號：京市海港澳台國用(2003出)字第10213），該項佔地面積約32,703.5平方米物業的土地使用權歸屬於　貴集團，由二零零三年十二月十五日至二零五一年七月三十日止，為期50年，作工業用途。

3. 根據房屋所有權證（文件編號：京房權證市海港澳台字第10217號），該物業總建築面積約70,963.04平方米的樓宇部分歸屬於　貴集團。

4. 根據中國法律意見，吾等知悉該物業的業權、主要批文、牌照及文件的批授現狀如下：

文件	狀況
國有土地使用權證	有
房屋所有權證	有

5. 吾等已獲提供由　貴集團的中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

   貴集團有權於公開市場自由轉讓、出租及抵押該物業的全部及部分而無需支付任何地價及成本。

	物業	概況及年期	佔用詳情	於二零零四年十月三十一日現況下的公開市值
2.	中國 北京市 海澱區 上地西路6號	該物業包括4幢於二零零二年左右落成的4至8層高辦公大樓。 該物業的佔地面積約為54,608.5平方米，總建築面積約為96,156.2平方米。該物業樓宇部分的詳情概述於附註2。 根據國有土地使用權出讓合同，貴集團獲出讓該物業的土地使用權，由二零零四年十月十八日開始，為期50年，作工業用途。	貴集團現時佔用該物業作辦公室。	無商業價值

附註：

1. 根據北京市國土資源局（甲方）及 貴集團（乙方）於二零零四年十月十八日簽訂的國有土地使用權出讓合同（文件編號：京地出合字(2004)第1293號），甲方向乙方轉讓該項佔地面積約54,608.5平方米物業的土地使用權，由二零零四年十月十八日開始，為期50年，作工業用途，出讓金額為人民幣9,915,303元。

   根據甲方與乙方所簽訂的補充協議，由於北京市政府的政策為免繳地價，除非已繳足地價，否則無權於公開市場出租、抵押及轉讓該物業。

2. 根據建築工程施工許可證（文件編號：06（建）2002-1793號）及建設用地規劃許可證（文件編號：2002規建字0577號），該物業樓宇部分的詳情概述如下：

樓宇	建築面積 （平方米）	層數
南座	47,944.93	8層連單層地庫
北座	39,327.19	6層連單層地庫
西座	8,063.63	4層連單層地庫
東座	820.40	3層
總計	96,156.15	

3. 由於該物業並無國有土地使用權證及房屋所有權證，除非已繳足地價，否則無權於公開市場轉讓、租用及抵押該物業。吾等已將該物業列為無商業價值。

   然而，為供說明用途，假設該物業可於公開市場自由轉讓、抵押及租賃，該物業於估值日的資本值為人民幣358,000,000元（相等於338,000,000港元）。

4. 根據中國法律意見，吾等知悉該物業的業權、主要批文、牌照及文件的批授現狀如下：

文件	狀況
國有土地使用權出讓合同及補充協議	有
建築工程施工許可證	有
建設用地規劃許可證	有

5. 吾等已獲提供由　貴集團中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

由於北京市政府的政策為免繳地價，除非已繳足地價，否則無權於公開市場轉讓及租用、抵押該物業。

	物業	概況及年期	佔用詳情	於二零零四年十月三十一日現況下的公開市值
3.	中國 北京市 海澱區 上地創業路8號	該物業包括兩幢於二零零零年左右落成的4至6層高大樓6個單位。 該物業的總佔地面積約為8,311.34平方米，總建築面積約為18,889.46平方米。詳情概述於附註3及4。 貴集團獲出讓該物業的土地使用權於二零四三年六月二日屆滿，作工業用途。	貴集團現時佔用該物業作工廠及附屬辦公室之用。	人民幣 61,300,000元 （相等於 58,000,000港元）

附註：

1. 根據三份國有土地使用權證（文件編號：京市海港澳台國用(2004出)字第3170010號、3170011號及3170012號），該項總佔地面積約8,311.34平方米物業的土地使用權歸屬於 貴集團，為期50年，於二零四三年六月二日屆滿，作工業用途。

2. 根據三份房屋所有權證（文件編號：京房權證市海港澳台字第3170010號、3170011號及3170012號），該項物業內總建築面積約18,889.46平方米的樓宇部分歸屬於 貴集團。

3. 根據附註1所述的三份國有土地使用權證，該物業部分佔地的詳情概述如下：

土地	佔地面積（平方米）	文件編號
1	4,853.40	京市海港澳台國用(2004出)字第3170010號
2	3,286.37	京市海港澳台國用(2004出)字第3170011號
3	171.57	京市海港澳台國用(2004出)字第3170012號
總計	8,311.34	

4. 根據附註2所述的房屋所有權證，該物業樓宇部分的詳情概述 下：

單位	建築面積 (平方米)	檔號
1-1	8,507.12	
1-2	1,362.61	京房權證市海． ．台 字 第 3170010號
1-3	979.35	
2-1	2,317.13	
2-2	5,324.31	京房權證市海港澳台 字 第3170011號
2-3	398.94	京房權證市海港澳台 字第3170012號
總計	**18,889.46**	

5. 根據中國法律意見， 吾等知悉該物業的業權、主要批文、牌照及文件的批授現狀如下：

文件	狀況
國有土地使用權證	有
房屋所有權證	有

6. 吾等已獲提供由 貴集團的中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

貴集團有權於公開市場轉讓、抵押及出租該物業而無需支付任何地價或收購成本。

	物業	概況及年期	佔用詳情	於二零零四年十月三十一日現況下的公開市值
4.	中國 北京市 海澱區 上地創業中路 32號樓 32-1、32-2及 32-5室	該物業包括一幅土地及3幢建於其上在一九九八年左右落成的5層高大樓。 該物業的總佔地面積約為3,457.5平方米，總建築面積約為10,631.8平方米。 根據兩份國有土地使用權證，該物業的土地使用權歸屬於　貴集團，為期至二零四三年六月二日。	貴集團現時佔用該物業作工廠之用。	人民幣 19,000,000元 (相等於 18,000,000港元)

附註：

1. 根據國有土地使用權證(文件編號：市海全國用(98)字第0590001號)，該項佔地面積約3,033.4平方米物業的土地使用權歸屬於　貴集團，為期至二零四三年六月二日止，作住宅用途。

2. 根據國有土地使用權證(文件編號：京市海港澳台國用(2001出)字第0590006號)，一塊佔地面積約424.1平方米土地的土地使用權歸屬於　貴集團，為期至二零四三年六月二日止，作工業用途。

3. 根據兩份房屋所有權證(文件編號：京房權證市海港澳台字第0590006號及市海全字第0590001號)，該物業總建築面積約10,631.8平方米的樓宇部分歸屬於　貴集團。

4. 根據中國法律意見，吾等知悉該物業的業權、主要批文、牌照及文件的批授現狀如下：

文件	狀況
國有土地使用權證	有
房屋所有權證	有

5. 吾等已獲提供由　貴集團的中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

貴集團有權於公開市場自由轉讓、出租及抵押該物業而無需支付任何地價及收購成本。

	物業	概況及年期	佔用詳情	於二零零四年十月三十一日現況下的公開市值
5.	中國 廣東省 惠陽市 秋長鎮 蓮塘面村 灘頭陳坑肚地段 太陽城 聯想科技園	該物業包括一幅土地及32幢建於其上，在一九九六年至二零零零年間落成的大樓。 該物業的總佔地面積約為277,984平方米，總建築面積約為153,748.59平方米。 根據二十一份房地產權證及一份國有土地使用權證，該物業的土地使用權歸屬於　貴集團，為期50年，於二零四八年五月三十一日屆滿，作工業用途。	貴集團現時佔用該物業作工廠、貨倉及其他配套用途，並按多份租賃出租部分物業，租賃詳情概述於附註7。	人民幣160,000,000元 (相等於151,000,000港元)

附註：

1. 根據6份房地產權證(文件編號：粵房地證字第　0435507號、0435509號、0435510號、0435511號、0435512號及房編29237號)，該項佔地面積約90,757.5平方米物業的土地使用權歸屬於　貴集團，為期50年，於二零四八年五月三十一日屆滿，作工業用途。

2. 根據4份房地產權證(文件編號：粵房地證字第0435513號、0435514號、0435515號及0435516號)，該項佔地面積約115,396.5平方米物業的土地使用權歸屬於　貴集團，為期50年，於二零四八年五月三十一日屆滿，作工業用途。

3. 根據11份房地產權證(文件編號：粵房地證字第0764458號、0764459號、0764460號、0764461號、0764462號、0764463號、0764464號、0764465號、0764466號、0764467號及0764468號)，該項佔地面積約71,830平方米物業的土地使用權歸屬於　貴集團，為期50年，於二零四四年五月三十一日屆滿，作工業用途。

4. 根據國有土地使用權證(文件編號：惠陽府國用(特 95)字第13210500019號)，該項佔地面積約71,830平方米物業的土地使用權歸屬於　貴集團，由一九九四年六月一日至二零四四年五月三十一日止，為期50年，作工業用途。

5. 根據9份房屋所有權證(文件編號：粵房字第3466196號、房編註冊第22980號、22983號、22977號、22981號、22982號、22978號、22984號及22979號，9幢總建築面積約46,249.21平方米的樓宇歸屬於　貴集團。

6. 根據附註1至5所述的房地產權證及房屋所有權證，該物業樓宇部分概述如下：

樓宇	建築面積（平方米）	層數	落成年份	文件編號
微機廠房（亦稱工廠E）	24,839.51	3	二零零零年	粵房地證字第0435507號
員工宿舍A（亦稱第5號宿舍）	5,277.06	4	二零零零年	粵房地證字第0435509號
員工宿舍B（亦稱第6號宿舍）	5,277.06	4	二零零零年	粵房地證第0435510號
員工宿舍C（亦稱第7號宿舍）	5,277.06	4	二零零零年	粵房地證第0435511號
員工食堂	3,423.81	2	二零零零年	粵房地證第0435512號
公寓B	727.04	4	二零零零年	粵房地證第0435513號
公寓C2	1,198.97	4	二零零零年	粵房地證第0435514號
公寓D1	1,095.66	5	二零零零年	粵房地證第0435515號
公寓D2	1,095.66	5	二零零零年	粵房地證第0435516號
QDI 廠房（亦稱工廠F）	29,406.18	2	二零零零年	房編29237
空壓機房	208.29	1	一九九六年	粵房地證字第0764462號
廠房A（亦稱D廠房）	9,984	2	一九九六年	粵房地證第0764458號
污水池	116.88	1	一九九六年	粵房地證第0764459號
宿舍B（亦稱第4號宿舍）	4,833.44	8	一九九六年	粵房地證第0764460號
維修房	544.11	2	一九九六年	粵房地證第0764461號
污水處理房	862.1	2	一九九六年	粵房地證第0764463號
廢水桶堆	347.55	1	一九九六年	粵房地證第0764464號
廠房B（亦稱D廠房）	5,499.52	1	一九九六年	粵房地證第0764465號
宿舍A（亦稱第1號宿舍）	6,817.76	8	一九九六年	粵房地證第0764466號
酸鹼倉庫	402	1	一九九六年	粵房地證第0764467號
發電機房	204	1	一九九六年	粵房地證第0764468號
車間A	5,575.05	6	一九九六年	房編22980
車間B	5,575.05	6	一九九六年	房編22978
車間C	20,848.84	6	一九九六年	粵房字第3466196號
第3號員工宿舍	6,689.83	7	一九九六年	房編22983
第2號員工宿舍	6,657.99	8	一九九六年	房編22984
變電站	718.23	1	一九九六年	房編22977
泵站	40.32	1	一九九六年	房編22981
危險品儲存庫	51.93	1	一九九六年	房編22982
液化器儲存庫（亦稱油庫）	91.97	1	一九九六年	房編22979
保安室1號	34.39	1	一九九六年	無
保安室2號	27.33	1	一九九六年	無
總計	153,748.59			

7. 根據36份租賃協議，該物業部分受租賃所規限，租賃的詳情概述如下：

編號	物業	建築面積（平方米）	月租（人民幣）	租期
1.	員工宿舍B第6126號單位	41.44	517.1	二零零四年十一月一日至二零零五年十月三十一日
2.	員工宿舍A第5108、5109及5106號單位	124.32	1,330.2	二零零四年七月一日至二零零五年六月三十日
3.	員工宿舍A第5107號單位	41.44	443.4	二零零四年七月一日至二零零五年六月三十日
4.	QDI 廠房部分二樓	3,350	32,160	二零零四年十月一日至二零零五年九月三十日
5.	員工宿舍B第6105號單位	41.44	397.8	二零零四年一月十日至二零零五年一月九日
6.	啟步區各單位（包括微機廠房、QDI 廠房、員工宿舍A、B及C及員工食堂）	22,917.99	251,720.14	二零零四年四月一日至二零零五年三月三十一日
7.	啟步區各單位（包括微機廠房、QDI 廠房、員工宿舍A、B及C及員工食堂）	41,251.9	440,276.89	二零零三年一月一日至二零零五年十二月三十一日
8.	多功能室東北部分（員工食堂部分面積）	312.76	6,056	二零零四年一月一日至二零零四十二月三十一日
9.	第三號員工宿舍3507至3511號單位	204.25	1,950.6	二零零四年四月二十三日至二零零五年四月二十二日
10.	第3號員工宿舍3517至3524號單位	276.64	2,641.9	二零零四年六月一日至二零零四年十二月三十一日
11.	第3號員工宿舍3502至3506及3512至3516號單位	377.15	3,601.8	二零零四年五月十日至二零零五年五月九日
12.	老園區各單位	7,857.23	73,396.34	二零零四年六月一日至二零零四年十二月三十一日
13.	第3號員工宿舍3419至3424號單位	207.48	1,981.4	二零零四年六月一日至二零零四年十二月三十一日
14.	車間B六樓	938.75	9,387.5	二零零四年八月一日至二零零五年七月三十一日
15.	第3號員工宿舍一樓西翼	27.2	315.5	二零零四年九月一日至二零零五年八月三十一日
16.	宿舍B二樓各單位	262	2,476	二零零四年十月一日至二零零五年九月三十日
17.	第2號員工宿舍一樓西翼一單位	28	1,344	二零零四年十月一日至二零零五年九月三十日
18.	宿舍B一樓東翼一單位	50.92	2,444.2	二零零四年十月一日至二零零五年九月三十日
19.	宿舍B樓梯下一單位	9.75	253.5	二零零二年七月一日至二零零五年六月三十日
20.	宿舍A北翼	117	2,630.72	二零零二年七月一日至二零零五年六月三十日
21.	宿舍B一樓各單位	120.24	2,164.32	二零零四年一月一日至二零零六年十二月三十一日
22.	第3號員工宿舍3620至3624號單位	172.9	1,651.2	二零零三年十月八日至二零零四年十二月三十一日
23.	第3號員工宿舍一樓各單位	69.16	660.5	二零零三年十一月十七日至二零零四年十二月三十一日
24.	第3號員工宿舍3601至3604及3611號單位	202.9	1,937.7	二零零三年九月十九日至二零零四年十二月三十一日
25.	廢品庫及第3號員工宿舍3605至3610號單位	291.21	2,944.7	二零零三年九月九日至二零零四年十二月三十一日
26.	車間A四樓部分	145.6	1,246.3	二零零三年八月十六日至二零零四年十二月三十一日
27.	車間B三樓	938.75	8,063.9	二零零四年五月十日至二零零五年五月九日

編號	物業	建築面積（平方米）	月租（人民幣）	租期
28.	車間B六樓	973.33	8,419.05	二零零三年十二月一日至二零零四年十一月三十日
29.	車間C電梯旁一單位	27	433.35	二零零三年一月十九日至二零零六年一月十八日
30.	高工樓1441號單位及第3號員工宿舍3721及3722號單位	93.22	1,028.1	二零零三年八月十五日至二零零四年十二月三十一日
31.	微機廠房之附屬單位	120	1,440	二零零三年一月一日至二零零五年十二月三十一日
32.	第3號員工宿舍3723及3724號單位	69.16	660.5	二零零三年九月一日至二零零四年十二月三十一日
33.	第3號員工宿舍一樓東翼一單位	29.08	310.2	二零零四年六月一日至二零零五年五月三十一日
34.	宿舍B一單位	25	500	二零零四年四月十五日至二零一四年四月十四日
35.	第3號員工宿舍一樓一單位	27.2	490	二零零四年七月一日至二零零五年六月三十日
36.	車間B四樓各單位及第3號員工宿舍3501號單位	503.94	5,392.16	二零零四年四月一日至二零零五年三月三十一日
	總計	82,246.35	872,666.97	

8. 第1－5及7－36項租賃的租戶為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連；而第6項租賃的租戶則為關連方，乃　貴集團的附屬公司。

9. 根據中國法律意見，吾等知悉該物業的業權、授予主要批文、牌照及文件現狀如下：

文件	狀況
國有土地使用權證	有
房地產權證（不包括保安室1號及2號）	有
房屋所有權證（不包括保安室1號及2號）	有

10. 吾等已獲提供由　貴集團的中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

(a) 貴集團有權於公開市場自由轉讓、租賃及抵押該物業（不包括保安室1號及2號）而無需支付任何地價及收購成本。

(b) 根據　貴集團所提供之資料，在附註7所述，租賃協議的內容為有效及對訂約雙方均具法律約束力，而附註7所述租賃協議之註冊程序尚在進行中。

(c) 由於車間A、車間B及車間C的樓宇、第3號及第2號員工宿舍、變電站、泵房、危險品儲存庫及液化器儲存庫所在的土地未有相關的國有土地使用權證，故現時未能確定　貴公司是否有權佔用此等樓宇下的土地，以及應付收購成本的情況。因此，現時無法述明該土地的性質，亦因此，貴公司無權於公開市場轉讓、租賃及抵押此幅土地及其上所建樓宇。

11. 鑑於欠缺房地產權證或房屋所有權證及附註10(c)，　貴集團無權於公開市場自由轉讓、出租及抵押該物業的車間A、車間B及車間C、第3號及第2號員工宿舍、變電站、泵房、液化器儲存庫、危險品儲存庫、保安室1號及保安室2號，吾等已將該物業的上述樓宇列為無商業價值。

    然而，為供說明，假設該物業的樓宇可於公開市場自由轉讓、抵押及租賃，該物業的上述樓宇於估值日的資本值為人民幣38,400,000元（相等於36,000,000港元）。

第二類 — 貴集團在香港租用的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
6.	香港 鰂魚涌 英皇道979號 太古坊 林肯大廈 23樓	該物業包括位於一幢23層高於一九九八年落成的辦公室大廈23樓全層。 該物業的實用面積約13,962平方呎。	貴集團向一獨立第三方租用該物業，由二零零二年九月二日至二零零五年九月一日，為期三年，月租為230,910港元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值

附註：

1. 根據有關土地註冊處的記錄，上述物業的現時登記業主是租賃協議所列的出租人。

2. 業主為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
7.	香港 太古城 太古城道18C號 海天花園南天閣 6樓H室及 太古灣道16號 海景花園銀柏閣 9樓及19樓H室	該物業包括位於兩幢在一九八四年至一九八九年間落成的住宅大廈的3個住宅單位。 該物業的總建築面積約3,182平方呎。該物業的詳情概述於附註3。	貴集團向一關連方租用該物業，由二零零三年六月一日至二零零五年五月三十一日，為期兩年，月租總額為80,000港元，包括管理費、差餉及其他運作開支。 貴集團現時佔用該物業作高級職員宿舍。	無商業價值

附註：

1. 根據有關土地註冊處的記錄，上述物業的現時登記業主是出租人。

2. 業主為關連方，並為 貴集團的附屬公司。

3. 該物業的詳情概述如下：

地址	建築面積 (平方呎)	大廈樓層總數	大廈落成年份
太古城道18C號 海天花園 南天閣 6樓H室	708	26	一九八九年
太古灣道16號 海景花園 銀柏閣 9樓H室	1,237	27	一九八四年
太古灣道16號 海景花園 銀柏閣 19樓H室	1,237	27	一九八四年
總計	**3,182**		

第三類 — 貴集團在中國租用的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
8.	中國遼寧省瀋陽市和平區三好街63號誠大科技大廈7樓南區	該物業包括位於一幢於一九九九年落成的7層高大廈第7層一部分。 該物業的建築面積約780平方米。	貴集團向一獨立第三方租用該物業，由二零零四年七月一日至二零零七年七月一日，為期三年，年租為人民幣479,700元，包括管理費及其他運作開支。業主並免費提供3個位於地庫及2個位於物業後之車位予 貴集團使用。 貴集團現時佔用該物業作辦公室。	無商業價值
9.	中國黑龍江省哈爾濱市中山路93號保利科技大廈308、309、310室及地庫一個泊車位	該物業包括位於一幢於一九九五年落成的16層高大廈3樓三個單位及地庫一個泊車位。 該物業的總建築面積約416平方米。	貴集團向一獨立第三方租用該物業，其中308及309室的租期為16個月，自二零零四年三月五日至二零零五年七月四日，總租金為人民幣477,420元，而310室的租期為一年五個月，由二零零四年三月一日至二零零五年七月四日，月租人民幣1,000元，該泊車位的租期為半年，由二零零四年五月二十八日至二零零四年十一月二十七日，半年租金為人民幣2,400元，全部不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
10.	中國 吉林省 長春市 人民大街46號 長春樂府大酒店 532室	該物業包括位於一幢於一九九四年落成的10層高酒店大廈5樓一個單位。 該物業的建築面積約120平方米。	貴集團向一獨立第三方租用該物業，由二零零三年七月一日至二零零五年六月三十日，為期兩年，年租為人民幣170,000元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
11.	中國 山東省 濟南市 泉城路17號 華能大廈8樓 8810及8812室	該物業包括一幢於一九九七年落成的22層高大廈8樓兩個單位。 該物業的總建築面積約421平方米。	貴集團向一獨立第三方租用該物業，其中8810室的租期為三年，由二零零三年六月一日至二零零六年五月三十一日，年租人民幣340,545元，而8812室的租期為兩年半個月，由二零零四年五月十五日至二零零六年五月三十一日，年租人民幣120,450元，兩者均包括管理費及其他運作開支。 業主亦於租期內免費提供該物業南面一個倉庫及一條走廊給 貴集團使用，總建築面積約30平方米。 貴集團現時佔用該物業作辦公室。	無商業價值
12.	中國 山東省 青島市 香港西路67號 青島光大國際 金融中心 10樓H－1室	該物業包括位於一幢於二零零一年落成的27層高大廈10樓一個單位。 該物業的建築面積約162.372平方米。	貴集團向一獨立第三方租用該物業，由二零零三年八月一日至二零零五年七月三十一日，為期兩年，年租人民幣148,164.45元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
13.	中國 河北省 石家莊 建設南大街6號 西美財智中心 17樓5、7、9及 11室	該物業包括位於一幢於二零零二年落成的21層高大廈17樓4個單位。 該物業的建築面積約256平方米。	貴集團向一獨立第三方租用該物業，由二零零三年十一月一日至二零零五年十月三十一日，為期兩年，總租金為人民幣355,072元，包括管理費但不包括其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
14.	中國 山西省 太原市 高新技術開發區 高新街9號 瑞杰科技中心 3樓307－310室	該物業包括一幢於二零零三年落成的8層高大廈3樓的4個單位。 該物業的建築面積約392平方米。	貴集團向一獨立第三方租用該物業，由二零零四年八月九日至二零零五年八月八日，為期一年，年租人民幣143,080元，包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
15.	中國 上海市 張江高科技園 松濤路696號 聯想大廈全幢	該物業包括位於一幢於二零零二年落成的10層高大廈全幢。 該物業的總建築面積約23,820.11平方米。	貴集團向一獨立第三方租用該物業，由二零零三年三月六日至二零一三年三月五日，為期十年，年租人民幣10,259,321.37元，不包括管理費及其他運作開支，並將每三年遞增10%。 貴集團現時佔用該物業作辦公室。	無商業價值
16.	中國 江蘇省 南京市 廣州路188號 蘇寧環球大廈 12樓1及8室	該物業包括位於一幢於二零零一年落成的28層高大廈12樓的2個單位。 該物業的總建築面積約611.64平方米。	貴集團向一獨立第三方租用該物業，由二零零四年五月一日至二零零六年四月三十日，為期兩年，年租人民幣580,446.36元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
17.	中國 浙江省 杭州市 西湖區 杭大路15號 嘉華國際商務 中心4樓506室	該物業包括位於一幢於二零零三年落成的18層高大廈4樓一個單位。 該物業的建築面積約575.86平方米。	貴集團向一獨立第三方租用該物業，由二零零四年四月二十九日至二零零六年四月二十八日，為期兩年，年租人民幣756,680元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
18.	中國 福建省 福州市五四路 158號環球大廈 25樓2501室	該物業包括位於一幢於一九九九年落成的25層高大廈25樓的一個單位。 該物業的建築面積約262.36平方米。	貴集團向一獨立第三方租用該物業，由二零零四年四月一日至二零零五年四月三十日，為期一年零一個月，總租金為人民幣180,947.95元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
19.	中國 安徽省 合肥市 淮河路303號 郵電大廈 9樓D室	該物業包括位於一幢於一九九八年落成的34層高大廈9樓的一個單位。 該物業的建築面積約190平方米。	貴集團向一獨立第三方租用該物業，由二零零四年四月一日至二零零五年八月三十一日，為期十七個月，月租人民幣12,540元，包括管理費但不包括其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
20.	中國 廣東省 深圳市 南山區 高新科技園 南一道 聯想研發中心 大廈若干個單位	該物業包括位於一幢於二零零零年落成的9層高大廈的5樓若干個單位及7樓西面部分以及地庫一所實驗室。 該物業的總建築面積約5,261.6平方米。	貴集團向一關連方租用該物業，由二零零四年八月一日至二零零七年七月三十一日，為期三年，月租人民幣365,072元，不包括管理費及其他運作開支。 業主亦根據租賃協議於租期內向　貴集團免費提供位於地面的2個露天泊車及位於地庫的15個泊車位。 貴集團現時佔用該物業作辦公室。	無商業價值
21.	中國 廣東省 廣州市天河區 天河北路28號 時代廣場東 817及819室	該物業包括位於一幢於二零零零年落成的12層高大廈8樓的2個單位。 該物業的總建築面積約419.26平方米。	貴集團向一獨立第三方租用該物業，由二零零四年七月一日至二零零五年六月三十日，為期一年，月租人民幣33,540元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
22.	中國 廣西省 南寧市 七星路137號 廣西外經貿大廈 25樓全層	該物業包括位於一幢於一九九九年落成的32層高大廈25樓全層。 該物業的總建築面積約225平方米。	貴集團向一獨立第三方租用該物業，由二零零三年二月二十日至二零零四年二月十九日，為期一年，月租人民幣6,750元，包括管理費但不包括其他運作開支。該租賃已續期至二零零五年二月十九日，半年租金為人民幣40,500元。 貴集團現時佔用該物業作辦公室。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
23.	中國 湖南省 長沙市 芙蓉中路二段 80號順天國際 財富中心21樓 2102及2103室	該物業包括位於一幢於二零零二年落成的36層高大廈21樓的2個單位。 該物業的總建築面積約599.62平方米。	貴集團向一獨立第三方租用該物業，由二零零四年八月二十日至二零零五年八月二十一日，為期一年，年租人民幣328,291.95元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
24.	中國 湖北省 武漢市武昌區 徐東路華中電力 金融大廈12樓 東半部	該物業包括位於一幢於一九九八年落成的21層高大廈12樓的一部分。 該物業的總建築面積約628.47平方米。	貴集團向一獨立第三方租用該物業，由二零零四年七月一日至二零零六年六月三十日，為期兩年，月租人民幣30,166.56元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
25.	中國 河南省 鄭州市經三路 68號平安保險 大廈15樓 8－11室	該物業包括位於一幢於二零零三年落成的22層高大廈15樓的4個單位。 該物業的總建築面積約589.53平方米。	貴集團向一獨立第三方租用該物業，由二零零四年六月一日至二零零七年五月三十一日，為期三年，租金總額人民幣774,642元，不包括管理費及其他運作開支。 業主亦根據租賃協議於租期內向　貴集團免費提供位於15樓的12號室，其總建築面積約99.74平方米。 貴集團現時佔用該物業作辦公室。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
26.	中國 江西省 南昌市 北京西路88號 9樓907、908及910室	該物業包括一幢於一九九九年落成的20層高大廈9樓3個單位。 該物業的總建築面積約355平方米。	貴集團向一獨立第三方租用該物業，由二零零四年八月二十五日至二零零五年八月二十四日，為期一年，年租人民幣176,868元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
27.	中國 陝西省 西安市碑林區 太乙路南段1號 聯想大廈1樓、2樓及4樓維修中心、貴賓室及倉庫	該物業包括位於一幢於一九九八年落成的4層高大廈1、2及4樓的若干個單位。 該物業的總建築面積約4,065.43平方米。	貴集團向一獨立第三方租用該物業，由二零零四年十月一日至二零零七年九月三十日，為期三年，年租人民幣1,357,400.04元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
28.	中國 新疆維吾爾族自治區 烏魯木齊市 天山區解放北路61號鴻鑫酒店 15樓1－5及10室	該物業包括位於一幢於二零零零年落成的28層高大廈15樓的6個單位。 該物業的總建築面積約256.735平方米。	貴集團向一獨立第三方租用該物業，由二零零四年七月四日至二零零五年七月四日，為期一年，年租人民幣196,788元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
29.	中國甘肅省蘭州市城關區慶陽路3號東方數碼大廈26樓 B2、 B3及B4室	該物業包括位於一幢於二零零一年落成的30層高大廈26樓的3個單位。 該物業的總建築面積約166平方米。	貴集團向一獨立第三方租用該物業，其中B4室的租期兩年，由二零零三年七月十五日至二零零五年七月十四日，年租人民幣36,288元，而B2及B3室的租期為三年，由二零零二年七月十五日至二零零五年七月十四日，年租人民幣89,208元，兩者均包括管理費及其他運作開支(電費、電話費及網絡費用除外)。 貴集團現時佔用該物業作辦公室。	無商業價值
30.	中國四川省成都市天府大道南延線高新孵化園4號樓北樓	該物業包括位於一幢於二零零三年落成的4層高大廈全幢。 該物業的總建築面積約9,053.96平方米。	貴集團向一獨立第三方租用該物業，由二零零四年八月四日至二零零九年十一月三日，為期五年五個月，年租人民幣1,955,655.36元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
31.	中國雲南省昆明市人民東路6號新華大廈8樓C、D及G室	該物業包括位於一幢於二零零零年落成的18層高大廈8樓的3個單位。 該物業的總建築面積約267平方米。	貴集團向一獨立第三方租用該物業，由二零零三年九月一日至二零零五年八月三十一日，為期兩年，月租人民幣10,680元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
32.	中國 重慶市 九龍坡科園一路 科技發展大廈 D座13－8室	該物業包括位於一幢於一九九九年落成的18層高大廈的一個單位。 該物業的建築面積約255.79平方米。	貴集團向一獨立第三方租用該物業，由二零零三年八月一日至二零零五年六月三十日，為期二十三個月，總租金為人民幣226,502.045元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
33.	中國 貴州省 貴陽市南明區 中華南路45號 華坤發展大廈 8樓6室	該物業包括位於一幢於一九九九年落成的18層高大廈8樓的一個單位。 該物業的建築面積約254.63平方米。	貴集團向一獨立第三方租用該物業，由二零零四年八月一日至二零零五年七月三十一日，為期一年，月租人民幣12,094.9元，不包括管理費及其他運作開支。 貴集團現時佔用該物業作辦公室。	無商業價值
34.	中國 上海市 金橋出口加工區 金皖路55號 第40－45幢廠房	該物業包括位於6幢於二零零零年落成的單層廠房。 該物業的總建築面積約16,380平方米。	貴集團向一獨立第三方租用該物業，由二零零一年二月一日至二零零四年一月三十一日，為期三年，年租人民幣5,081,895元，不包括管理費及其他運作開支。該租賃已續期至二零零七年一月三十一日。 貴集團現時佔用該物業作廠房、辦公室及宿舍以及配套設施用途。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
35.	中國 雲南省 昆明市環城北路 62號	該物業包括位於一幢約於一九九六年落成的9層高大廈1樓的一個單位。 該物業的建築面積約300平方米。	貴集團向一獨立第三方租用該物業，由二零零四年十一月二十六日至二零零七年十一月二十五日，為期三年，年租人民幣120,000元。 貴集團現時佔用該物業作辦公室用途。	無商業價值
36.	中國 重慶市 九龍坡渝州路 33號西亞廣場 1樓	該物業包括位於一幢於二零零零年左右落成的單層大廈1樓的兩個單位。 該物業的建築面積約300.34平方米。	貴集團向一獨立第三方租用該物業，由二零零三年三月一日至二零零六年三月一日，為期三年，年租人民幣216,000元。 貴集團現時佔用該物業作辦公室用途。	無商業價值
37.	中國 北京市 宣武區南線閣 41號院底 1－2號商舖	該物業包括位於一幢於二零零零年左右落成的單層大廈1樓的兩個單位。 該物業的總建築面積約387平方米。	貴集團向一獨立第三方租用該物業，由二零零三年十月十日至二零零六年十月十日，為期三年，年租人民幣390,000元。 貴集團現時佔用該物業作零售用途。	無商業價值
38.	中國 黑龍江省 哈爾濱市 南崗區煙草街 11號	該物業包括位於一幢於二零零二年左右落成的3層高大廈1－3樓全層。 該物業的總建築面積約729.57平方米。	貴集團向一獨立第三方租用該物業，由二零零三年四月一日至二零零八年四月一日，為期五年，年租人民幣220,000元。 貴集團現時佔用該物業作辦公室用途。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
39.	中國 上海市 恆業路401號	該物業包括位於二零零零年左右落成的6層高大廈全幢。 該物業的總建築面積約286.47平方米。	貴集團向一獨立第三方租用該物業，由二零零三年三月二十四日至二零零八年三月二十四日，為期五年，年租人民幣180,000元。 貴集團現時佔用該物業作零售用途。	無商業價值
40.	中國 廣東省 廣州市五羊新城 寺右新馬路 南二街18號 廣興華大廈1樓 多個單位	該物業包括位於一幢於一九九四年左右落成的單層大廈1樓的若干個單位。 該物業的總建築面積約551平方米。	貴集團向一獨立第三方租用該物業，由二零零三年三月一日至二零零六年三月三十一日，為期三年，月租人民幣37,468元。 貴集團現時佔用該物業作辦公室。	無商業價值
41.	中國 上海市 長寧區法華鎮路 358號	該物業包括位於一幢於一九九九年左右落成的6層高大廈一樓及二樓部份單位。 該物業的總建築面積約396平方米。	貴集團向一獨立第三方租用該物業，為期二十六個月，由二零零三年四月一日至二零零五年五月三十一日，日租每平方米人民幣2.28元。 貴集團現時佔用該物業作辦公室。	無商業價值
42.	中國 上海浦東新區 楊高中路 268－272號	該物業包括位於一幢於二零零二年左右落成的6層高大廈的一個單位。 該物業的總建築面積約365平方米。	貴集團向一獨立第三方租用該物業，由二零零三年七月一日至二零零六年六月三十日，為期三年，月租人民幣20,000元。 貴集團現時佔用該物業作辦公室用途。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
43.	中國 山東省 濟南市解放路 84－1號西部 一幢大廈	該物業包括位於一幢於一九九七年左右落成的2層高大廈全幢。 該物業的總建築面積約204平方米。	貴集團向一獨立第三方租用該物業，由二零零四年五月二十日至二零零五年五月十九日，為期一年，租金總額人民幣139,000元。 貴集團現時佔用該物業作辦公室。	無商業價值
44.	中國 山東省 青島市威海路 262號3座 中間網點2樓	該物業包括位於一幢於一九九六年左右落成的8層高大廈的2樓全層。 該物業的總建築面積約180平方米。	貴集團向一獨立第三方租用該物業，為期兩年一個月，由二零零二年十二月一日至二零零四年十二月三十一日，年租人民幣60,000元。 貴集團現時佔用該物業作辦公室。	無商業價值
45.	中國 山東省 青島開發區 武夷山路341號 第一幢A單元 1－2樓網點 8號房	該物業包括於二零零一年左右落成的2層高大廈全幢。 該物業的總建築面積約103.64平方米。	貴集團向一獨立第三方租用該物業，由二零零四年四月一日至二零零七年三月三十一日，為期三年，月租人民幣2,350元。 貴集團現時佔用該物業作辦公室。	無商業價值
46.	中國 河南省 鄭州市農業路 66號附2號	該物業包括位於一幢於一九九九年左右落成的3層高大廈的一個單位。 該物業的總建築面積約371.64平方米。	貴集團向一獨立第三方租用該物業，由二零零三年三月五日至二零零五年三月四日，為期兩年，年租人民幣194,700元。 貴集團現時佔用該物業作辦公室用途。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
47.	中國 江蘇省 南京市玄武區 高樓門45號1樓	該物業包括位於一幢於一九九七年左右落成的8層高大廈1樓全層。 該物業的總建築面積約350平方米。	貴集團向一獨立第三方租用該物業，由二零零三年一月一日至二零零五年十二月三十一日，為期三年，年租人民幣222,000元。 貴集團現時佔用該物業作辦公室。	無商業價值
48.	中國 遼寧省 瀋陽市瀋河區 望雲寺路50號	該物業包括位於二零零一年左右落成的2層高大廈全幢。 該物業的總建築面積約343平方米。	貴集團向一獨立第三方租用該物業，由二零零四年六月一日至二零零六年六月一日，為期兩年，年租人民幣180,000元。 貴集團現時佔用該物業作辦公室及維修用途。	無商業價值
49.	中國 河北省 石家莊市 淡固大街國際城 商用門臉 61、61－1室	該物業包括位於一幢於二零零三年左右落成的2層高大廈的一個單位。 該物業的總建築面積約420平方米。	貴集團向一獨立第三方租用該物業，由二零零四年九月十五日至二零零九年九月十五日，為期五年，年租人民幣156,000元。 貴集團現時佔用該物業作辦公室及零售用途。	無商業價值
50.	中國 浙江省 杭州市拱墅區 湖墅南路 241－245號 浙江廣播電視 報社大樓1樓	該物業包括位於一幢於一九九八年左右落成的7層高大廈的1樓全層。 該物業的總建築面積約313平方米。	貴集團向一獨立第三方租用該物業，為期兩年，由二零零四年四月一日至二零零六年三月三十一日，年租人民幣345,000元。 貴集團現時佔用該物業作辦公室。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
51.	中國 浙江省 杭州市蕭山區 城廂鎮育才路 育秀園營業房 25號	該物業包括位於一幢於二零零二年左右落成的2層高大廈的一個單位。 該物業的建築面積約122.17平方米。	貴集團向一獨立第三方租用該物業，由二零零三年七月一日至二零零六年六月三十日，為期三年，年租人民幣43,000元。 貴集團現時佔用該物業作辦公室用途。	無商業價值
52.	中國 浙江省 湖州市竹翠園 新華路85號	該物業包括位於一幢於二零零二年左右落成的5層高大廈的一個單位。 該物業的建築面積約41.23平方米。	貴集團向一獨立第三方租用該物業，由二零零四年二月十八日至二零零七年二月十八日，為期三年，年租人民幣32,000元。 貴集團現時佔用該物業作辦公室用途。	無商業價值
53.	中國 山西省 太原市橋東街 橋東小區G區 15號樓底3／4號 商舖	該物業包括位於一幢於一九九九年左右落成的8層高大廈的一個單位。 該物業的建築面積約530.69平方米。	貴集團向一獨立第三方租用該物業，由二零零三年一月一日至二零零六年三月三十一日，為期三年，年租人民幣200,000元。 貴集團現時佔用該物業作辦公室及零售用途。	無商業價值
54.	中國 北京市 朝陽區 西垻河南路 甲一號 新天第大廈 B座一樓103－104，106－107室	該物業包括位於一幢於二零零二年左右落成的單層大廈1樓的4個單位。 該物業的總建築面積約314平方米。	貴集團向一獨立第三方租用該物業，其中103－104室的租期為三年，由二零零三年八月一日至二零零六年七月三十一日，年租人民幣290,000元，而106－107室的租期則為兩年八個月，由二零零三年十二月一日至二零零六年七月三十一日，年租人民幣110,000元。 貴集團現時佔用該物業作零售用途。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
55.	中國 湖南省 武漢市武昌區 珞瑜路190號 (又稱珞瑜路182號)	該物業包括位於一幢於一九九零年左右落成的3層高大廈的一個單位。 該物業的建築面積約497.83平方米。	貴集團向一獨立第三方租用該物業，由二零零三年一月一日至二零零七年四月三十日，為期四年四個月，年租人民幣155,000元。 貴集團現時佔用該物業作辦公室及零售用途。	無商業價值
56.	中國 湖南省 長沙市建湘路155號1、2樓前房及地庫一個單位	該物業包括位於一幢於一九九四年左右落成的2層高大廈地庫、1樓及2樓的若干個單位。 該物業的總建築面積約410.39平方米。	貴集團向一獨立第三方租用該物業，由二零零三年三月十一日至二零零六年三月十日，為期三年，月租人民幣17,000元。 貴集團現時佔用該物業作辦公室用途。	無商業價值
57.	中國 廣東省 深圳市福田區 華強北路 現代之窗大廈 A座10A室	該物業包括位於一幢於一九九九年左右落成的25層高大廈10樓的一個單位。 該物業的建築面積約364.28平方米。	貴集團向一獨立第三方租用該物業，由二零零三年八月十日至二零零六年八月十日，為期三年，月租人民幣17,485.44元。 貴集團現時佔用該物業作辦公室用途。	無商業價值
58.	中國 四川省 成都市小天北街8號天竺麗苑底層1樓附10－13號	該物業包括位於一幢於二零零三年左右落成的11層高大廈1樓的若干個單位。 該物業的總建築面積約421.6平方米。	貴集團向一獨立第三方租用該物業，由二零零四年五月一日至二零零七年四月三十日，為期三年，年租人民幣240,000元。 貴集團現時佔用該物業作辦公室用途。	無商業價值

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
59.	中國福建省廈門市火炬區廈華電子工業城A座6F室、C座6F室、C座3F室及1樓多個單位	該物業包括位於一幢於一九九九年左右落成的6層高大廈1樓的若干個單位。 該物業的總建築面積約23,062.53平方米。	貴集團向一關連方租用該物業，其中A座6F室、C座6F室的租期為十一個月，由二零零四年四月一日至二零零五年二月二十八日，月租人民幣63,058.2元，而C座3F室的租期則為十個月，由二零零四年五月一日至二零零五年二月二十八日，月租人民幣8,638.65元，餘下單位的租期則為一年，由二零零四年三月一日至二零零五年二月二十八日，月租人民幣221,437.32元。 貴集團現時佔用該物業作商業、工廠及維修用途。	無商業價值

附註：

1. 根據　貴集團所提供的資料，第8－19及21－58項物業的出租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。第20及59項物業的業主與　貴集團有關連，並彼等為　貴集團附屬公司。

2. 吾等已獲提供由　貴集團中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

   (a) 第16項物業按予上海浦東發展銀行。

   (b) 第8－14、16－21、23－26、28、31－32、34、39、44－45、47－49、53、55、57及59項物業主已獲取有關證書及註冊文件，彼等有權向　貴集團租出該等物業。

   (c) 第14、16、31、44、48、53及57項物業租賃已正式於有關政府部門註冊。

   (d) 根據中國法律，所有租賃協議的內容均為有效、真確及對訂約雙方均具法律約束力。

第四類 — 貴集團在美國租用的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
60.	美國 加里福尼亞州 Alameda, Fremont, No. 48401 Landing Parkway	該物業包括於二零零零年落成的一整幢單層大樓。 該物業的總建築面積約為9,740平方呎。	貴集團向一獨立第三方租用該物業，由二零零一年七月十五日至二零零六年七月十四日，為期五年，月租為21,915美元。期間月租將於第13至第24個月調整至24,350美元，第25至第36個月為26,785美元，第37至第48個月為29,220美元及第49至第60個月為31,655美元。 貴集團現時佔用該物業作辦公室。	無商業價值

附註：

1. 根據 California Land Title Association 的記錄，上述物業的現時登記擁有人是出租人。

2. 業主為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

第五類 — 於適用交割後　貴集團將在中國租用的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
61.	中國 廣東省 深圳市南山區 科技工業園廠區 臨時庫房	該物業包括於一九九八年左右落成的一幢單層大廈的一個倉庫。 該物業的建築面積約為1,740平方米。	原承租人現時向業主租用該物業，由二零零四年四月二十一日至二零零五年四月二十日，為期一年，月租為人民幣40,020元(包括管理費，但不包括其他運作開支)。 原承租人現時佔用該物業作倉庫，根據　貴集團所提供的資料，於交割後，　貴集團亦將佔用該物業作倉庫。	無商業價值

附註：

1. 根據　貴集團所提供的資料，業主及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

2. 吾等已獲提供由　貴集團中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

   (a) 業主與原承租人所訂立現有租賃協議的內容均為真確、有效，且對業主和原承租人均具法律約束力。

   (b) 根據中國法律，原承租人經業主許可，有權向第三方轉讓該物業之租約或分租租約。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
62.	中國 廣東省深圳市 南山區科技園 廠區1至2樓及 夾層	該物業包括於二零零二年左右落成的一幢4層高大樓1至2樓及夾層。 該物業的總建築面積約為22,000平方米。	原承租人現時向業主租用該物業，由二零零四年二月一日至二零零五年一月三十一日，為期一年，月租為人民幣799,922.78元，不包括管理費及其他運作開支。 原承租人現時佔用該物業作貨倉。根據　貴集團所提供的資料，於交割後，　貴集團亦將佔用該物業作貨倉。	無商業價值

附註：

1. 根據　貴集團所提供的資料，業主及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

2. 吾等已獲提供由　貴集團中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

   (a) 業主與原承租人所訂立現有租賃協議的內容均為真確、有效，且對業主和原承租人均具法律約束力。

   (b) 根據中國法律，原承租人經業主許可，有權向第三方轉讓該物業之租約或分租租約。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
63.	中國 廣東省 深圳市南山區 科技工業園 科技路 2號長城 科技大樓 7－12樓	該物業包括於二零零二年落成的一幢16層高大樓的7至12樓。 該物業的總建築面積約為8,115.58平方米。	原承租人現時向業主租用該物業，由二零零三年一月十六日至二零零五年一月十五日，為期三年，月租為人民幣486,934.8元，不包括管理費及其他運作開支。 原承租人現時佔用該物業作貨倉。根據 貴集團所提供的資料，於交割後， 貴集團亦將佔用該物業作貨倉。	無商業價值

附註：

1. 根據 貴集團所提供的資料，業主及原承租人為獨立第三方，獨立於 貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

2. 吾等已獲提供由 貴集團中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

   (a) 業主與原承租人所訂立現有租賃協議的內容均為真確、有效，且對業主和原承租人均具法律約束力。

   (b) 根據中國法律，原承租人經業主許可，有權向第三方轉讓該物業之租約或分租租約。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
64.	中國廣東省深圳市福田保稅區多個單位	該物業包括於一九九六至二零零三年間落成的數幢4至6層高大樓各單位。 該物業的總建築面積約為103,285平方米。	原承租人現時向該出租人租用該物業一部分，而原承租人按建設合同及工作聲明佔用該物業一部分。該物業的上述租賃、承建合同及工作聲明的詳情概述於附註2及3。 原承租人現時佔用該物業作工廠、貨倉、辦公室及其他配套設施，根據　貴集團所提供的資料，於交割後，貴集團亦將佔用該物業作工廠、貨倉、辦公室及其他配套設施。	無商業價值

附註：

1. 根據　貴集團所提供的資料，業主及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

2. 該物業目前受多項租賃所規限，詳情概述如下：

項目	建築物	建築面積（平方米）	租期	月租（人民幣／平方米）
1	海紅路1號	18,740	二零零二年一月十六日至二零零五年一月十五日	50
2	海紅路1號1樓第2階段、2樓一個辦公室、1樓閣樓一個辦公室、2樓ELP 實驗室及第4期	4,100	二零零三年八月三十一日至二零零五年一月十五日	50
3	廣南路3號	33,540	二零零三年九月十日至二零零六年九月九日	46
4	3樓乙區及丙區	2,030	二零零四年四月一日至二零零六年九月九日	46
	總計	58,410		

附註1：原承租人已終止租賃第2座3樓9號電梯旁一個建築面積約20平方米單位。

附註2：出租人給予第1座建築面積約620平方米單位的原承租人免租期，由二零零四年一月一日起至二零零四年十二月三十一日。

3. 該物業目前受多項承建合同及工作聲明所規限，詳情概述如下：

項目	建築物	建築面積 (平方米)	牌照年期
1.	第2座7樓的休息區	660	二零零四年一月一日至 二零零七年十二月三十一日
2.	培訓室	1,415	二零零四年一月一日至 二零零七年十二月三十一日
3.	廣南路 Wangcheng Building 一個貨倉、海紅路1號 ISH Building 及榮華路2號 ISH Building	42,800	二零零四年四月一日開始按年為基礎
	總計	**44,875**	

附註1：原承租人按承建合同佔用項目1及2。出租人建設該等樓宇供原承租人佔用，原承租人按月向出租人償還建築費用。原承租人就項目1於二零零五年一月至二零零六年十二月期間每月向出租人償還人民幣41,350元，就項目2於二零零五年一月一日至二零零七年十二月三十一日期間每月向出租人償還人民幣64,420元。原承租人可於二零零四年一月一日至二零零七年十二月三十一日期間特許佔用項目1及2。

附註2：原承租人按工作聲明佔用項目3，出租人於二零零四年四月一日起向原承租人提供固定建築面積約42,800平方米的多個單位，作貨倉之用(其中39,800平方米為固定空間及3,000平方米為非固定空間)，承租人須每月繳付儲存服務費，固定空間為每平方米人民幣42元，而非固定空間則為每平方米人民幣42元。

附註3：根據自二零零三年六月一日起生效之服務協議，原承租人按每月每平方米人民幣37.5元之服務費(包括管理費)，佔用深福保技術工業園A座三樓總建築面積約2,130.22平方米的多個貨倉。據現有資料顯示，服務協議已經終止。

4. 吾等已獲提供由 貴集團中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

(a) 業主與原承租人所訂立現有租賃協議的內容均為真確、有效，且對業主和原承租人均具法律約束力。

(b) 根據中國法律，原承租人經業主許可，可將物業出租或分租予第三方。

(c) 附註3所述建設合同和工作聲明，對業主和原承租人均有效和具有法律約束力。原承租人經業主許可，有權將建設合同和工作聲明轉讓給第三方。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
65.	中國 上海市 淮海中路333號 瑞安廣場 11樓06A室	該物業包括於一九九七年落成的一幢26層高大樓11樓一個單位。 該物業的建築面積約為73.76平方米。	原承租人現時向業主租用該物業，由二零零三年五月十六日至二零零五年五月十五日，為期兩年，月租為人民幣12,770.81元，不包括空調費用及管理費。 原承租人現時佔用該物業作辦公室；根據 貴集團所提供的資料，於交割後， 貴集團亦將佔用該物業作辦公室。	無商業價值

附註：

1. 根據 貴集團所提供的資料，業主及原承租人為獨立第三方，獨立於 貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

2. 吾等已獲提供由 貴集團中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

   (a) 業主與原承租人所訂立現有租賃協議的內容均為真確、有效，且對業主和原承租人均具法律約束力。

   (b) 根據中國法律，原承租人經業主許可，有權向第三方轉讓該物業之租約或分租租約。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
66.	中國 北京市 白石橋路3號 北京友誼賓館 64632室	該物業包括於一九五四年左右落成的一幢6層高大樓的一個單位。 該物業的建築面積約為115平方米。	原承租人現時向業主租用該物業，由二零零三年十二月十六日至二零零四年十二月十五日，為期一年，日租為人民幣632.5 元，不包括其他運作開支。 原承租人現時佔用該物業作辦公室，根據 貴集團所提供的資料，於交割後， 貴集團亦將佔用該物業作辦公室。	無商業價值

附註：

1. 根據 貴集團所提供的資料，業主及原承租人為獨立第三方，獨立於 貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

2. 吾等已獲提供由 貴集團中國法律顧問編備有關上述物業的法律意見，當中包括下列資料：

   (a) 業主與原承租人所訂立現有租賃協議的內容均為真確、有效，且對業主和原承租人均具法律約束力。

   (b) 根據中國法律，原承租人經業主許可，有權向第三方轉讓該物業之租約或分租租約。

第六類 — 於適用交割後　貴集團將在印度租用的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
67.	印度本地治里, Ariankuppam Commune Panchayat, Edayarpalayam, R.S. No. 19/1A and 19/2A Thavalakuppam Revenue Village	該物業包括於二零零三年左右落成的2層高大廈全幢及若干配套樓宇。 該物業的上蓋面積約為89,556平方呎。	分租出租人現時向業主租用該物業，由二零零三年六月一日至二零零六年五月三十一日，為期三年，月租810,000盧比。 原分租承租人現時向分租出租人租用該物業，由二零零三年八月一日至二零零六年七月三十一日，為期三年，月租2,573,072盧比，該項分租已獲業主同意。 原分租承租人現時佔用該物業作工廠、倉庫及配套設施用途。根據　貴集團所提供的資料，　貴集團於交割後亦將會佔用該物業作工廠、倉庫及配套設施用途。	無商業價值

附註：

1. 根據　貴集團所提供的資料，業主、分租出租人及原分租承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

2. 上述租約為業主與分租出租人訂立及分租出租人與原分租承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原分租承租人將向　貴集團轉讓上述租約。然而，擬訂租約協議的確切條款正由原分租承租人與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 原分租承租人將向　貴集團轉讓上述租約，所按條款及條件在重大方面跟由分租出租人與原分租承租人訂立的現行租約所述者相同。

   (b) 假設(a)項之假設適用，原分租承租人將轉讓予　貴集團的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

   (c) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

3. 吾等已獲提供由 貴集團印度法律顧問編備有關上述物業的法律意見，當中包括下列資料：

(a) 業主是上述物業的擁有人，擁有上述物業的既得法定所有權，並有十足權利和權力向分租出租人批授該租約。

(b) 業主與分租出租人訂立的租賃協議為合法、有效及具約束力，並整體上可強制執行。

(c) 分租出租人與原分租承租人訂立的分租協議並未恰當地加蓋印花及登記，雖然如此，是項分租對訂約雙方而言屬有效及具約束力。

第七類 — 於適用交割後　貴集團將在美國以租約轉讓或授予特許使用方式取得的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
68.	美國北卡羅來納州達勒姆 4401 Silicon Drive, Bldg 675, 27709	該物業包括一幢於一九八七年左右落成的4層高大廈整幢。 該物業的可租用面積約為80,000平方呎。	分租出租人向主要出租人租用該物業，由一九九七年一月一日至二零零四年十二月三十一日，為期八年。該主要租賃的詳情概述於附註4。 分租出租人現時向原分租承租人分租該物業，由二零零一年三月一日至二零零五年五月三十一日，為期五年。該分租租賃的詳情概述於附註5。 原分租承租人現時佔用該物業作辦公室、實驗室及配套設施用途。根據　貴集團所提供的資料，於交割後　貴集團亦將會佔用該物業作辦公室、實驗室及配套設施用途。	無商業價值

附註：

1. 根據 North Carolina Land Title Association 的記錄，上述物業的現時登記擁有人是主要出租人。

2. 根據　貴集團所提供的資料，主要出租人、分租出租人及原分租承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 根據　貴集團所提供的資料，待接納分租約轉讓後，　貴集團將保留權利，根據原分租承租人與　貴集團訂立的擬訂分租協議所述的條款重續該分租約。

4. 主要租賃的詳情概述如下：

租期	月租（美元） （不包括管理費及營運成本）
一九九七年一月一日至一九九七年十二月三十一日	63,333.33
一九九八年一月一日至一九九八年十二月三十一日	64,933.33
一九九九年一月一日至一九九九年十二月三十一日	66,533.33
二零零零年一月一日至二零零零年十二月三十一日	68,200
二零零一年一月一日至二零零一年十二月三十一日	69,933.33
二零零二年一月一日至二零零二年十二月三十一日	71,666.67
二零零三年一月一日至二零零三年十二月三十一日	73,466.67
二零零四年一月一日至二零零四年十二月三十一日	75,333.33

5. 分租租賃的詳情概述如下：

租期	月租（美元） （不包括管理費及營運成本）
二零零一年三月一日至二零零一年五月三十一日	99,666.67
二零零一年六月一日至二零零二年五月三十一日	101,400
二零零二年六月一日至二零零三年五月三十一日	103,133.33
二零零三年六月一日至二零零四年五月三十一日	104,933.33
二零零四年六月一日至二零零五年五月三十一日	106,800

6. 上述租約為出租人與分租出租人訂立及分租出租人與原分租承租人訂立的現行租約。根據 貴集團所提供的資料，作為收購事項的一部分，原分租承租人已向 貴集團批授接納轉讓及假設分租或特許使用上述物業的選擇權。然而，分租約轉讓建議的確切條款正由原分租承租人與 貴集團磋商。鑑於上述情況並假於本集團將同意接納分租約轉讓，吾等在為物業估值時，已採納下列假設：

(a) 原分租承租人與 貴集團間擬訂分租約協議項下擬訂立條款的主要條款，將不會在重大方面偏離現有租約的條款。

(b) 假設(a)項之假設適用，原分租承租人將轉讓予貴集團的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

(c) 倘 貴集團行使任何選擇權，延續該轉讓分租約協議，將不會產生任何可觀租值利潤。

(d) 貴集團要在一段合理時間內就分租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
69.	美國北卡羅來納州達勒姆 4407 Silicon Drive, Bldg 676, 28217	該物業包括一幢於一九八七年左右落成的四層高大廈整幢。 該物業的可租用面積約為80,000平方呎。	原承租人向出租人租用該物業，由二零零二年二月一日至二零零五年一月三十一日，為期三年。由二零零二年二月一日至二零零三年一月三十一日期間，月租為117,156.67美元；由二零零三年二月一日至二零零四年一月三十一日期間，月租為120,656.67美元；由二零零四年二月一日至二零零五年一月三十一日期間，月租則為124,261.67美元。該租賃的租期已延長兩年，將於二零零七年一月三十一日期滿，由二零零五年二月一日至二零零六年一月三十一日期間，月租為106,666.67美元；由二零零六年二月一日至二零零七年一月三十一日期間，月租為109,866.67美元。 原承租人現時佔用該物業作辦公室、實驗室及配套設施用途。根據 貴集團所提供的資料， 貴集團於交割後亦將會佔用該物業作辦公室、實驗室及配套設施用途。	無商業價值

附註：

1. 根據 North Carolina Land Title Association 的記錄，上述物業的現時登記擁有人是出租人。

2. 根據 貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於 貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 根據 貴集團所提供的資料，待接納租約轉讓後， 貴集團有權在租約所訂明續約權規限下，行使由原分租承租人與 貴集團訂立的擬訂租約協議所述的條款內任何續約權。

4. 上述租約為出租人與原承租人訂立的現行租約。根據 貴集團所提供的資料，作為收購事項的一部分，原承租人已向 貴集團批授租約或特許使用上述物業的選擇權。然而，租約轉讓建議的確切條款正由

原承租人與　貴集團磋商。有鑑於上述情況並假設　貴集團將按租賃的選擇權簽訂租約，吾等為物業估值時，已採納下列假設：

(a) 原承租人與　貴集團間租約轉讓建議項下擬訂立條款的主要條款，將不會在重大方面偏離現有租約的條款。

(b) 假設(a)項之假設適用，原承租人將轉讓予　貴集團的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

(c) 倘 貴集團行使選擇權，延續該轉讓租約協議，將不會產生任何可觀租值利潤。

(d) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
70.	美國北卡羅來納州羅利市 500 Park Offices, Bldg 660, 三角研究園區 27709	該物業包括一幢於一九八五年左右落成的3層高大廈整幢。 該物業的可租用面積約為125,743平方呎。	原承租人現時向出租人租用該物業，由二零零一年一月一日至二零零八年十二月三十一日，為期八年，年租1,915,065.9美元，不包括管理費及其他運作開支。 原承租人現時佔用該物業作辦公室、實驗室及配套設施用途。根據　貴集團所提供的資料，　貴集團於交割後亦將會佔用該物業作辦公室、實驗室及配套設施用途。	無商業價值

附註：

1. 根據 North Carolina Land Title Association 的記錄，上述物業的現時登記擁有人是出租人。

2. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 根據　貴集團所提供的資料，待接納租約轉讓後，　貴集團有權在租約所訂明續約權規限下，行使由原承租人與　貴集團訂立的租約協議所述的條款內任何續約權。

4. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人將向　貴集團批授租約或特許使用上述物業的選擇權。然而，租約轉讓建議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況並假設　貴集團將按租約選擇權簽訂租約，吾等在為物業估值時，已採納下列假設：

   (a) 原承租人與　貴集團間租約轉讓建議的主要條款，將不會在重大方面偏離現有租約的條款。

   (b) 假設(a)項之假設適用，原承租人將轉讓予　貴集團的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

   (c) 倘 貴集團行使選擇權，延續該轉讓租約協議，將不會產生任何可觀租值利潤。

   (d) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
71.	美國北卡羅來納州羅利市 600 Park Offices, Bldg 660, 三角研究園區, 27709	該物業包括一幢於一九八六年左右落成的4層高大廈整幢。 該物業的可租用面積約為129,047平方呎。	原承租人現時向出租人租用該物業，由二零零一年一月一日至二零零六年十二月三十一日，為期六年，年租1,965,385.8美元，不包括管理費及其他運作開支。 原承租人現時佔用該物業作辦公室、實驗室及配套設施用途。根據　貴集團所提供的資料，　貴集團於交割後亦將會佔用該物業作辦公室、實驗室及配套設施用途。	無商業價值

附註：

1. 根據 North Carolina Land Title Association 的記錄，上述物業的現時登記擁有人是出租人。

2. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 根據　貴集團所提供的資料，待接納租約轉讓後，　貴集團有權在租約所訂明續約權規限下，行使由原分租承租人與　貴集團訂立的租約協議所述的條款內任何續約權。

4. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人已向　貴集團批授租約或特許使用上述物業的選擇權。然而，擬訂租約轉讓的確切條款正由原承租人與　貴集團磋商。鑑於上述情況並假設　貴集團將按租約選擇權簽訂租約，吾等在為物業估值時，已採納下列假設：

    (a) 原承租人與　貴集團間租約轉讓建議的主要條款，將不會在重大方面偏離現有租約的條款。

    (b) 假設(a)項之假設適用，原承租人將轉讓予　貴集團的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

    (c) 倘 貴集團行使選擇權，延續該租約轉讓建議，將不會產生任何可觀租值利潤。

    (d) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
72.	美國 北卡羅來納州 羅利市 700 Park Offices, Bldg 662, 三角研究園區, 27709	該物業包括於一九八七年左右落成的4層高大廈全幢。 該物業的可租用面積約為120,473平方呎。	原承租人現時向出租人租用該物業，由二零零一年一月一日至二零零五年十二月三十一日，為期五年，年租1,834,803.8美元，不包括管理費及其他運作開支。 原承租人現時佔用該物業作辦公室、實驗室及配套設施用途。根據　貴集團所提供的資料，　貴集團於交割後亦將會佔用該物業作辦公室、實驗室及配套設施用途。	無商業價值

附註：

1. 根據 North Carolina Land Title Association 的記錄，上述物業的現時登記擁有人是出租人。

2. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 根據　貴集團所提供的資料，待接納租約轉讓後，　貴集團有權在租約所訂明續約權規限下，行使由原承租人與　貴集團訂立的擬定租約協議所述的條款內任何續約權。

4. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人已向　貴集團批授租約或特許使用上述物業的選擇權。然而，租約轉讓建議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況並假設　貴集團將按租約選擇權簽訂租約，吾等在為物業估值時，已採納下列假設：

   (a) 原承租人與　貴集團間租約轉讓建議的主要條款，將不會在重大方面偏離現有租約的條款。

   (b) 假設(a)項之假設適用，原承租人將轉讓予貴集團的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

   (c) 倘 貴集團行使選擇權，延續該租約轉讓建議，將不會產生任何可觀租值利潤。

   (d) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

第八類 — 於適用交割後　貴集團將在澳洲以租約轉讓或授予分租約方式取得的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
73.	澳洲昆士蘭省布里斯班愛德華茲街288號之10－12及26樓全層	該物業包括一幢於一九八零年代落成的29層高大廈的10至12樓及26樓全層。 該物業的可租用面積約為2,751平方米。	原承租人現時向出租人租用該物業，由二零零三年八月一日至二零零六年七月三十一日，為期三年，年租756,525澳元，不包括經營開支。 原承租人現時佔用該物業作辦公室及傳訊中心用途。根據　貴集團所提供的資料，　貴集團於交割後亦將會佔用該物業作辦公室及傳訊中心。	無商業價值

附註：

1. 根據昆士蘭州天然資源及礦產部的記錄，上述物業的現時登記擁有人是出租人。

2. 上述物業於一九九三年十二月六日抵押予 Australian Mutual Provident Society、Jadamal Pty Ltd，見契約備忘錄編號601546304 (L 753169B)，而該項抵押於一九九七年二月十七日轉讓予 Westpac Banking Coporation，見契約備忘錄編號701813159。

3. 上述物業於一九九七年二月十七日按予 Westpac Banking Corporation，見契約備忘錄編號701813185。

4. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

5. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人已向　貴集團批授租約或特許使用上述物業的選擇權。然而，租約轉讓建議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 原分租承租人將向　貴集團轉讓上述租約，所按條款及條件在重大方面跟由出租人與原承租人訂立的現行租約所述者相同。

   (b) 假設(a)項之假設適用，原承租人將轉讓予　貴集團的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

   (c) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
74.	澳洲昆士蘭省布里斯班愛德華茲街288號之24樓	該物業包括一幢於一九八零年代落成的29層高大廈的24樓全層。 該物業的可租用面積約為688平方米。	原承租人現時向出租人租用該物業，由二零零四年十一月一日至二零零七年十月三十一日，為期三年，年租196,080澳元，不包括經營開支及商品服務稅。 原承租人現時佔用該物業作辦公室用途，根據　貴集團所提供的資料，　貴集團於交割後亦將會佔用該物業作辦公室。	無商業價值

附註：

1. 根據昆士蘭州天然資源及礦產部的記錄，上述物業的現時登記擁有人是出租人。

2. 上述物業於一九九三年十二月六日抵押予 Australian Mutual Provident Society、Jadamal Pty Ltd，見契約備忘錄編號601546304 (L 753169B)，而該項抵押於一九九七年二月十七日轉讓予 Westpac Banking Coporation，見契約備忘錄編號701813159。

3. 上述物業於一九九七年二月十七日按予 Westpac Banking Corporation，見契約備忘錄編號701813185。

4. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

5. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人將向　貴集團批授租約或特許使用上述物業的選擇權。然而，租約轉讓建議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 原承租人將向　貴集團轉讓上述租約，所按條款及條件在重大方面跟由出租人與原承租人訂立的現行租約所述者相同。

   (b) 假設(a)項之假設適用，原承租人將轉讓予　貴集團的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

   (c) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
75.	澳洲昆士蘭省布里斯班愛德華茲街288號之27樓	該物業包括一幢於一九八零年代落成的29層高大廈的27樓全層。 該物業的可租用面積約為257平方米。	原承租人現時向出租人租用該物業，由二零零四年二月一日至二零零五年一月三十一日，為期一年，年租為每平方米275澳元，不包括商品服務稅、經營開支及管理費。 原承租人現時佔用該物業作辦公室用途。根據　貴集團所提供的資料，　貴集團於交割後亦將會佔用該物業作辦公室。	無商業價值

附註：

1. 根據昆士蘭州天然資源及礦產部的記錄，上述物業的現時登記擁有人是出租人。

2. 上述物業於一九九三年十二月六日抵押予 Australian Mutual Provident Society、Jadamal Pty Ltd，見契約備忘錄編號601546304 (L 753169B)，而該項抵押於一九九七年二月十七日轉讓予 Westpac Banking Coporation，見契約備忘錄編號701813159。

3. 上述物業於一九九七年二月十七日按予 Westpac Banking Corporation，見契約備忘錄編號701813185。

4. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

5. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人將向　貴集團轉讓上述租賃。然而，租約轉讓建議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 原承租人將向　貴集團轉讓上述租約，所按條款及條件在重大方面跟由出租人與原承租人訂立的現行租約所述者相同。

   (b) 假設(a)項之假設適用，原承租人將轉讓予　貴集團的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

   (c) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
76.	澳洲 新南威爾斯省 悉尼 St. Leonards, No. 601 Pacific Highway, 之5、7、8及9樓	該物業包括一幢於一九八八年落成的14層高大廈的5、7、8及9樓全層。 該物業的可租用淨面積約為3,642平方米。	原承租人現時向出租人租用該物業，由二零零二年二月一日至二零零九年十月三十一日，為期七年九個月，年租1,209,144澳元，不包括商品服務稅及經營開支。 原承租人現時佔用該物業作辦公室用途。根據 貴集團所提供的資料， 貴集團於交割後亦將會佔用該物業作辦公室。	無商業價值

附註：

1. 根據新南威爾斯州地政處(Department of Lands)的記錄，上述物業的現時登記擁有人是出租人。

2. 根據 貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於 貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 上述租約為出租人與原承租人訂立的現行租約。根據 貴集團所提供的資料，作為收購事項的一部分，原承租人將向 貴集團分租上述物業。然而，擬訂分租協議的確切條款正由原承租人與 貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 原承租人與 貴集團間擬定分租協議的主要條款，將不會在重大方面偏離現有租約的條款。

   (b) 假設(a)項之假設適用， 貴集團將簽訂之擬訂分租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已擬訂的分租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

   (c) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
77.	澳洲 新南威爾斯省 悉尼 55 Coonara Avenue	該物業包括一幢於一九八四年落成的2層高大廈連一層地庫全幢。 該物業的建築面積約為8,375平方米。	原承租人現時向出租人租用該物業，由一九九三年九月一日至二零零八年八月三十一日，為期十五年，年租7,990,000澳元，不包括管理費、經營開支、公共風險保險及大廈保險，而租金每年提升4%。 原承租人現時佔用該物業作辦公室。根據　貴集團所提供的資料，　貴集團於交割後亦將會佔用該物業作辦公室。	無商業價值

附註：

1. 根據新南威爾斯州地政處(Department of Lands)的記錄，上述物業的現時登記擁有人是出租人。

2. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 該物業已根據抵押備忘文件編號5957230，抵押予 Westpac Banking Corporation。

4. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人將向　貴集團分租上述物業。然而，擬定分租協議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 原承租人與　貴集團間擬定分租協議的主要條款，將不會在重大方面偏離現有租約的條款。

   (b) 假設(a)項之假設適用，　貴集團將簽訂之擬訂分租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已擬訂的分租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

   (c) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

第九類 — 於適用交割後　貴集團將在英國以新租約或授予特許使用取得的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
78.	位於英國蘇格蘭格里諾克 Spango Valley, Inverkip Road的多幢樓宇	該物業包括7幢於一九五四年至一九七八年間落成的1至3層高大廈。 根據業主所提供的資料，該物業的總建築面積約為652,868平方呎。	業主現時佔用該物業作工廠、倉庫、辦公室、實驗室及配套設施用途。 根據由　貴集團所提供的資料，　貴集團將於交割後佔用該物業作工廠、倉庫、辦公室、實驗室及配套設施用途。	無商業價值

附註：

1. 根據有關物業查冊證書的記錄，上述物業的現時登記擁有人是業主。

2. 根據　貴集團所提供的資料，業主為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 根據　貴集團所提供的資料，作為收購事項的一部分，業主已向　貴集團批授租約或特許使用上述物業的選擇權。然而，租約轉讓建議的確切條款正由業主與　貴集團磋商。鑑於上述情況並假設　貴集團將按租約選擇權簽訂租約，吾等在為物業估值時，已採納下列假設：

   (a) 業主與　貴集團間的租約轉讓建議將不會產生任何可觀租值利潤，並且受到下列限制：(i)已承讓的租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

第十類 — 於適用交割後　貴集團將在加拿大分租的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
79.	加拿大安大略省多倫多約克妙斯道10號之4樓400號單位、5樓500號單位及6樓602號單位約克妙斯道20號6樓600單位及央街4101號5樓502號單位	該物業包括3幢於一九八九年落成的7層高大廈其中的3層全層及兩個單位。 該物業的可租用面積約為101,958平方呎。	原承租人現時向出租人租用該物業，由一九九九年三月一日至二零一一年八月三十一日，為期十二年零六個月。由一九九九年三月一日至二零零一年二月二十八日期間，年租為每平方呎14加元；由二零零一年三月一日至二零零三年二月二十八日期間，年租為每平方呎15加元；由二零零三年三月一日至二零零五年二月二十八日期間，年租為每平方呎16加元；由二零零五年三月一日至二零零八年二月二十八日期間，年租為每平方呎17加元；及由二零零八年三月一日至二零一一年八月三十一日期間，年租為每平方呎18加元。 原承租人現時佔用該物業作辦公室。根據由　貴集團所提供的資料，　貴集團將於交割後佔用該物業作辦公室。	無商業價值

附註：

1. 根據 First Canadian Title 的記錄，上述物業的現時登記擁有人是出租人。

2. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人將會向　貴集團分租上述物業之部分。然而，擬定分租協議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 原承租人與　貴集團間擬定分租協議的主要條款，將不會在重大方面偏離現有租約的條款。

   (b) 假設(a)項之假設適用，　貴集團將簽訂之擬訂分租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已擬訂的分租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

(c) 貴集團要在一段合理時間內就擬訂分租約取得有關各方的同意，並無可預見的障礙。

4. 該物業已遵照一項於一九九三年十二月二十一日發出的法庭頒令，抵押備忘文件編號TB935239，抵押予 Confederation Life Insurance Company。

5. 該物業已遵照一項於一九九四年一月四日發出的法庭頒令，根據抵押備忘文件編號TB936449，抵押予 Confederation Life Insurance Company 及 Canada Trustco Mortgage Company。

6. 該物業已遵照一項於一九九四年二月十八日發出的法庭頒令，根據抵押備忘文件編號TB942431，抵押予 Confederation Life Insurance Company。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
80.	加拿大 魁北克省 蒙特利爾 1250 Boulevard René — Lévesque	該物業包括位於一幢於一九九二年左右落成的47層高大廈的全部各個單位。 該物業的可租用面積約為295,759平方呎。	原承租人現時向出租人租用該物業，由一九九一年五月一日至二零零六年四月三十日，為期十五年。由一九九一年五月一日至一九九六年四月三十日期間，年租為7,689,734.04加元；由一九九六年五月一日至二零零一年四月三十日期間，年租為9,168,528.96加元；及由二零零一年五月一日至二零零六年四月三十日期間，年租為11,830,359.96加元。 原承租人現時佔用該物業作辦公室。根據由　貴集團所提供的資料，　貴集團將於交割後佔用該物業作辦公室。	無商業價值

附註：

1. 根據 Registration Division of Montreal 註冊處的記錄，上述物業的現時登記擁有人是出租人。

2. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人將向　貴集團分租上述物業。然而，擬定分租協議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

    (a) 原承租人與　貴集團間擬訂分租協議的主要條款，將不會在重大方面偏離現有租約的條款。

    (b) 假設(a)項之假設適用，　貴集團將簽訂之分租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已擬訂的分租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

    (c) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

第十一類 — 於適用交割後　貴集團將在日本租用或分租或特許使用的物業權益

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
81.	日本252-8588 神奈川縣 藤澤市 桐原町1號	該物業包括一幢於一九六七年落成的2層高大廈整幢。 該物業的可租用實用面積約為288,560平方呎。	原承租人由二零零三年一月一日至二零零九年十二月三十一日向出租人租用該物業，為期七年。租賃之詳細資料概述於附註3。 原承租人現時佔用該物業作辦公室及實驗室。根據　貴集團所提供的資料，　貴集團將於交割後佔用該物業作辦公室及實驗室。	無商業價值

附註：

1. 根據日本有關土地管理部門的記錄，上述物業的現時登記擁有人是出租人。

2. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 租賃之詳細資料概述如下:

期間	月租 (日元)
二零零三年一月一日至二零零三年九月三十日	55,551,296
二零零三年十月一日至二零零三年十二月三十一日	43,012,779
二零零四年一月一日至二零零四年十一月三十一日	52,250,000
二零零四年十二月一日至二零零四年十二月三十一日	40,250,000
二零零五年一月一日至二零零五年十二月三十一日	51,416,667

註：二零零六年一月一日至二零零九年十二月三十一日之月租將會再作調整。

4. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人將向　貴集團分租上述物業。然而，擬定分租協議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 原承租人與　貴集團間擬定分租協議的主要條款，將不會在重大方面偏離現有租約的條款。

   (b) 假設(a)項之假設適用，　貴集團將簽訂之分租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已擬訂的分租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

   (c) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
82.	日本神奈川縣大和市 Shimotsuruma, Aza-kou, 1623-14	該物業包括位於一幢於一九八五至一九八九年間落成的6層高大廈連建於地下的1層地庫的若干單位。 該物業的建築面積約為97,468.91平方米。	原承租人現時向出租人租用該物業，由二零零四年四月一日至二零零六年三月三十一日，為期兩年，年租為3,067,000,000日元，不包括不動產稅、都市規劃稅及火險金。 原承租人現時佔用該物業作辦公室及實驗室。根據　貴集團所提供的資料，　貴集團將於交割後佔用該物業作辦公室及實驗室。	無商業價值

附註：

1. 根據日本有關土地管理部門的記錄，上述物業的現時登記擁有人是出租人。

2. 根據　貴集團所提供的資料，出租人及原承租人為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 上述租約為出租人與原承租人訂立的現行租約。根據　貴集團所提供的資料，作為收購事項的一部分，原承租人將向　貴集團分租上述物業之部分。然而，擬定分租協議的確切條款正由原承租人與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

    (a) 原承租人與　貴集團間擬定分租協議的主要條款，將不會在重大方面偏離現有租約的條款。

    (b) 假設(a)項之假設適用：　貴集團將簽訂之分租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已擬訂的分租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

    (c) 貴集團要在一段合理時間內就租約轉讓建議取得有關各方的同意，並無可預見的障礙。

	物業	概況	佔用詳情	於二零零四年十月三十一日現況下的公開市值
83.	日本東京 都港區 六本木3-2-12	該物業包括位於一幢於一九七一年落成的22層高大廈的若干單位。 根據業主資料提供，該物業的實際可使用面積約為240,000平方呎。	業主現時佔用該物業作辦公室。根據　貴集團所提供的資料，　貴集團將於交割後佔用該物業作辦公室。	無商業價值

附註：

1. 根據日本有關土地管理部門的記錄，上述物業的現時登記擁有人是業主。

2. 根據　貴集團所提供的資料，業主為獨立第三方，獨立於　貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 根據　貴集團所提供的資料，作為收購事項的一部分，業主已向　貴集團批授租約或特許使用上述物業的權利。然而，租約轉讓建議的確切條款正由業主與　貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 業主與　貴集團訂立的租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)該租約不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

第十二類 — 於適用交割後 貴集團將在新加坡分租的物業權益

	物業	概況及年期	佔用詳情	於二零零四年十月三十一日現況下的公開市值
84.	新加坡 Central 1, 新加坡 樟宜商務園 7及9號	該物業包括位於一幢於二零零一年及二零零三年落成的7層高大廈及5層高大廈的若干單位。 該物業的總建築面積約為22,510.9平方米。	原承租人向出租人租用該物業，租期於二零一四年三月三十一日屆滿，租賃之詳細資料概述於附註3。 原分租承租人現時佔用該物業作工廠、倉庫、辦公室、實驗室及配套設施用途。根據 貴集團所提供的資料， 貴集團將於交割後佔用該物業作工廠、倉庫、辦公室、實驗室及配套設施用途。	無商業價值

附註：

1. 根據新加坡土地管理局的記錄，上述物業的現時登記擁有人為出租人。

2. 根據 貴集團所提供的資料，出租人、分租出租人及原分租承租人為獨立第三方，獨立於 貴集團任何董事或彼等各自任何聯繫人，與彼等概無關連。

3. 租賃之詳細資料概述如下:

物業部分	建築面積（平方米）	租期	月租（坡元／平方米）
A18667(a)	6,689	二零零四年四月一日至二零零五年三月三十一日	25.85
A18667(b)	1,499.62	二零零五年四月一日至二零零七年三月三十一日	28
A18667(c)	1,502.28	二零零七年四月一日至二零一二年三月三十一日	33.5
		二零一二年四月一日至二零一四年三月三十一日	38.53
A18667	12,820	二零零二年二月一日至二零零五年一月三十一日	25.85
		二零零五年二月一日至二零零七年一月三十一日	28
		二零零七年二月一日至二零一二年一月三十一日	33.5
總計	**22,510.9**		

4. 上述租約為出租人與分租出租人訂立及分租出租人與原分租承租人訂立的現行租約。根據 貴集團所提供的資料，作為收購事項的一部分，原分租承租人將向 貴集團轉讓上述租約。然而，擬定分租協議所按確切條款正由原分租承租人與 貴集團磋商。鑑於上述情況，吾等在為物業估值時，已採納下列假設：

   (a) 原分租承租人與 貴集團間擬定分租協議項下擬訂立條款的主要條款，將不會在重大方面偏離現有租約的條款。

(b) 假設(a)項之假設適用， 貴集團將簽訂之擬訂分租約，將不會產生任何可觀租值利潤，並且受到下列限制：(i)已擬訂的分租約，不得再轉讓予其他第三方；(ii)不得以短期租約形式，將權益轉讓予第三方；及(iii)不得分租。

(c) 貴集團要在一段合理時間內就分租約轉讓建議取得有關各方的同意，並無可預見的障礙。

責任聲明

本通函乃遵照上市規則的規定，提供聯想集團的資料。董事對本通函所載資料的準確性，共同及個別地承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函無遺漏任何其他事實，致令其所載任何陳述產生誤導。

權益披露

董事權益

於最後實際可行日期，董事及本公司最高行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債權證中，擁有根據證券及期貨條例第XV部第7及第8分部規定須通知本公司及聯交所的權益及淡倉(包括根據該等證券及期貨條例條文被認為或被視作彼等擁有的權益及淡倉)，或根據證券及期貨條例第352條須登記於該條所述登記冊內的權益及淡倉，或根據上市規則的上市發行人董事進行證券交易標準守則規定須知會本公司及聯交所的權益及淡倉如下：

於本公司股份及相關股份中的權益

董事姓名	好／淡倉	於股份／相關股份中的權益	身份及所持股份／相關股份數量 個人權益	家族權益	信託	總權益
柳傳志先生	好倉	股份	16,010,000	976,000	—	16,986,000
	好倉	購股權	5,250,000	—	—	5,250,000
						22,236,000
曾茂朝先生	好倉	股份	8,080,000	600,000	—	8,680,000
	好倉	購股權	1,600,000	—	—	1,600,000
						10,280,000
楊元慶先生	好倉	股份	10,200,000	—	—	10,200,000
	好倉	購股權	11,250,000	—	—	11,250,000
						21,450,000
馬雪征女士	好倉	股份	15,834,000	—	7,240,000	23,074,000
	好倉	購股權	6,120,000	—	—	6,120,000
						29,194,000

附註：　上述購股權為本公司根據其購股權計劃授出之認購權。

除上述披露者外，於最後實際可行日期，董事或本公司最高行政人員或彼等的聯繫人，概無於本公司或其相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份或債權證中，

擁有根據證券及期貨條例第XV部第7及第8分部規定須知會本公司及聯交所的權益或淡倉(包括根據該等證券及期貨條例條文被認為或被視作彼等擁有的權益及淡倉),或根據證券及期貨條例第352條須登記於該條所述登記冊內的權益及淡倉,或根據上市規則的上市發行人董事進行證券交易標準守則須知會本公司及聯交所的權益及淡倉。

股東權益

於最後實際可行日期,據董事或本公司最高行政人員所知,以下人士(非為公司董事或行政總裁)擁有根據證券及期貨條例第XV部第2及3分部規定須向本公司披露的本公司股份或相關股份的權益或淡倉,或直接或間接擁有在所有情況下均有權於本公司附屬公司的股東大會上投票的已發行股本面值10%或以上權益:

(i) *於本公司股份中的權益*

		身份及所持股份數目			
名稱	好/淡倉	實益擁有人	公司權益	好/淡倉總數	百分比(附註4)
聯想控股有限公司(附註1)	好倉	2,763,570,724	1,469,311,247(附註2)	4,232,881,971	56.6%
	淡倉	95,934,000	—	95,934,000	1.3%
聯想控股有限公司職工持股會(附註3)	好倉	—	4,232,881,971	4,232,881,971	56.6%
	淡倉	—	95,934,000	95,934,000	1.3%
International Business Machines Corporation(附註5)	好倉	1,742,871,028	—	1,742,871,028	23.3%

附註:

1. 公司中文名稱「聯想控股有限公司」的英文直譯是 Legend Holdings Limited。

2. 股份由聯想控股有限公司直接擁有的一家全資附屬公司南明有限公司實益擁有。

3. 聯想控股有限公司職工持股會持有聯想控股有限公司部分權益,而聯想控股有限公司全資擁有南明有限公司,因此,聯想控股有限公司職工持股會被視為擁有聯想控股有限公司及南明有限公司所擁有的任何股份權益或淡倉。

4. 百分比數目乃按照好/淡倉總數所佔本公司最後實際可行日期股份數量之百分比計算。

5. 821,234,569股股份及921,636,459股無投票權股份的配發須視乎資產購買協議的條款及條件而定,其中包括取得股東在股東特別大會上批准,方可進行。緊隨首次交割後所佔的權益百分比,載於本通函「首次交割前後的公司結構」一節。

(ii) 於本公司附屬公司股份的權益

附屬公司名稱	股東名稱	持股百分比
深圳聯想電腦有限公司	聯想控股有限公司	20%
	深圳科技工業園總公司	10%
Legend Creat Holdings Limited	南昌科瑞集團有限公司	45%
聯想移動通信科技有限公司	廈門華僑電子股份有限公司	19.2%
廣州聯想智軟計算機科技有限公司	廣州智軟電腦系統開發有限公司	30%

除上述披露者外，據董事及本公司最高行政人員所知，於最後實際可行日期，除本公司董事或最高行政人員外，概無任何人士於公司股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部規定，須向本公司披露的權益或淡倉，或直接或間接擁有以下在所有情況下均有權於本公司附屬公司股東大會投票的已發行股本面值10%或以上權益，或有關該股本的任何購股權。

於合同或安排及競爭業務中的權益

(a) 於最後實際可行日期，董事或彼等的聯繫人，概無在聯想集團任何成員公司於二零零四年三月三十一日(即聯想集團編製其最近發表經審核綜合財務報表的結算日)以後收購或出售或租賃或擬收購或出售或租賃的任何資產中，直接或間接擁有權益。

(b) 於最後實際可行日期，董事或彼等的聯繫人，概無於由聯想集團任何成員公司訂立，對聯想集團業務而言屬重大，而且於本通函刊發日期仍然生效的任何合同或安排中，擁有重大權益。

(c) 於最後實際可行日期，董事或彼等的聯繫人，概無於任何直接或間接與聯想集團業務競爭、或可能競爭的業務(聯想集團之業務除外)中，擁有任何權益。

董事服務合同

於最後實際可行日期，董事或候任董事概無與聯想集團任何成員公司，訂立或建議訂立任何服務合同(於一年內屆滿或可於一年內終止而毋須補償(法定賠償除外)的合同除外)。

專業人士

其意見或建議經本通函列載或引述的專業人士資格如下：

名稱	資格	發表意見日期	意見或建議性質
AZB & Partners	印度合資格律師	二零零四年十二月十日	就物業估值而言經擴大集團於印度物業權益之所有權之法律意見
嘉誠亞洲有限公司	根據證券及期貨條例獲准經營第1、4、6、9類受規管活動的牌照持有人	二零零四年十二月三十一日	向獨立董事委員會及獨立股東呈交意見書
通商律師事務所	中國合資格律師	二零零四年十二月二十八日	就物業估值而言經擴大集團於中國物業權益之所有權之法律意見
紐約 PricewaterhouseCoopers LLP(在本通函附錄一中出現)	獨立註冊會計師事務所	二零零四年十二月十六日	按美國公認會計準則編製 IBM 個人電腦部之經審核美國合併財務報表
香港羅兵咸永道會計師事務所	執業會計師	二零零四年十二月三十一日	以該業務的會計政策與本公司遵照香港公認會計準則的會計政策對賬而編製的該業務未經審核合併財務資料及經擴大集團的未經審核備考財務資料
威格斯資產評估顧問有限公司	合資格物業估值師	二零零四年十二月三十一日	經擴大集團物業權益之估值報告

上述各專業人士已分別發出同意書，同意本通函刊發時，以現有形式及文義，收錄彼等各自的意見或建議及引述其名稱，且迄今並無撤回同意書。

上述專業人士概無擁有聯想集團任何成員公司的任何股權，亦無認購或提名他人認購聯想集團任何成員公司證券的權利(不論可否依法強制執行)。

以上專業人士概無於聯想集團任何成員公司於二零零四年三月三十一日(聯想集團最近期發表經審核綜合財務報表的結算日)以後收購或出售或租賃或擬收購或出售或租賃的任何資產中，直接或間接擁有權益。

重大合同

聯想集團成員公司於緊接本通函刊發日期前兩年內訂立的重大或可能重大的合同(並非於日常業務過程中訂立的合同)如下：

(a) 本公司(購買人)與IBM(出售人)於二零零四年十二月七日訂立資產購買協議；

(b) 本公司與IBM於二零零四年十二月七日訂立公司協議；

(c) 本公司與IBM於二零零四年十二月七日訂立過渡服務協議；

(d) 本公司與IBM於二零零四年十二月七日訂立策略性融資和資產處置服務協議；

(e) 本公司與IBM於二零零四年十二月七日訂立IGS服務協議；

(f) 本公司與IBM於二零零四年十二月七日訂立市場支持協議；

(g) 本公司與IBM於二零零四年十二月七日訂立內部使用購買協議；

(h) 本公司與IBM於二零零四年十二月七日訂立總分銷協議；

(i) IBM(轉讓人)與IBM一家附屬公司(承讓人)於二零零四年十二月七日訂立商標轉讓協議；

(j) IBM(特許人)、IBM一家附屬公司(持牌人)及本公司(許可承授人義務及責任之擔保人)於二零零四年十二月七日訂立商標許可協議；

(k) IBM(轉讓人)與IBM一家附屬公司(承讓人)於二零零四年十二月七日訂立專利轉讓協議；

(l) IBM、IBM 一家附屬公司及本公司於二零零四年十二月七日訂立專利交叉許可協議；及

(m) IBM 與本公司於二零零四年十二月七日訂立知識產權轉讓及許可使用協議。

訴訟

據董事所知，本公司或其任何附屬公司或該業務概無任何尚未了結或面臨威脅的重大訴訟或索償。

其他事項

(a) 本公司註冊辦事處位於香港鰂魚涌英皇道979號太古坊林肯大廈23樓。

(b) 本公司的公司秘書為陸佩芬女士，彼為英國特許秘書及行政人員公會及香港公司秘書公會之會員。

(c) 本公司的合資格會計師為黃偉光先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(d) 本公司的股份過戶登記處為雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(e) 本通函以中英文編寫。如有歧義，概以英文版本為準。

備查文件

自本通函刊發日期至二零零五年一月十六日(包括當日)期間一般營業時間內，下列文件可於本公司註冊辦事處查閱：

(a) 本公司的公司組織章程大綱及細則；

(b) 上文「重大合同」分節所指之重大合同(本公司已向聯交所申請豁免嚴格遵守上市規則附錄一B部分43(2)(b)段有關刪除該等重大合同內若干機密及商業敏感資料(包括但不限於定價、釐定基準機制、知識產權、佣金收費率及個人資料等有關資料)以供公眾查閱)；

(c) 本通函附錄一所載 IBM 個人電腦部經審核美國合併財務報表及獨立註冊會計師事務所報告；

(d) 本通函附錄二所載根據香港公認會計準則編製的 IBM 個人電腦部截至二零零四及二零零三年六月三十日止各六個月及截至二零零三年、二零零二年及二零零一年十二月三十一日止各年度未經審核合併財務資料及本公司核數師報告；

(e) 本通函附錄四所載經擴大集團未經審核備考財務資料及本公司核數師就此發表的報告；

(f) 本通函附錄六所載經擴大集團之物業估值；

(g) 全文載於本通函嘉誠亞洲函件一節的嘉誠亞洲函件；

(h) 上文「專業人士」分節所指的同意書；

(i) 本公司截至二零零三年及二零零四年三月三十一日止各財政年度的年報；及

(j) 本公司截至二零零四年九月三十日止六個月的中期報告。



Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立的有限公司)

(股份代號：992)

茲通告聯想集團有限公司(「本公司」)股東特別大會(「股東特別大會」)，謹訂於二零零五年一月二十七日(星期四)上午九時三十分，假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿B舉行，以考慮並酌情通過(不論有否修改)以下決議案為普通決議案：

普通決議案

1. **動議**：

(a) 批准本公司簽訂資產購買協議，據此，本公司同意就該業務向 IBM 收購若干資產及承擔若干負債，代價為12.5億美元(可予調整)(詳情載於本公司於二零零四年十二月三十一日刊發的通函(「本通函」)第17頁「資產購買協議」一節「代價」分節內)，由本公司以每股2.675港元之發售價以入賬列為繳足方式分別向 IBM 發行最多821,234,569股新股及不多於921,636,459股新無投票權股份(可予調整)及向 IBM 支付6.5億美元現金款項作為代價；及

(b) 批准本公司與 IBM 就資產購買協議而進行之持續關連交易，據此，IBM 於首次交割後將向經擴大集團提供(其中包括)進行該業務之廣泛過渡服務，以及本通函董事會函件「附屬協議」一節所載的年度上限(註：總分銷協議所涉交易不設任何年度上限)；及

2. **動議**批准根據資產購買協議，配發及發行不多於821,234,569股新股及921,636,459股新無投票權股份，該等無投票權股份所附的權力和特權概述如下：

i. 股份等級

除投票權外，無投票權股份在各方面均與股份享有同等權益。

ii. 投票權

無投票權股份在轉換為股份前於本公司所有股東大會上將無任何投票權。

iii. **可轉讓性**

無投票權股份受公司協議所載之凍結條文所規範，而在該凍結期屆滿時可予以轉讓。

在有關凍結限制的規限下，倘 IBM 有意向其聯營公司以外之公司轉讓其無投票權股份，作為進行是次轉讓的其中一項條件，該承讓人須於緊隨轉讓後要求本公司立即將其無投票權股份兑換為股份。

iv. **換股**

無投票權股份持有人以書面形式通知本公司後，可將其無投票權股份按一換一基準兑換為股份，惟可根據任何股份合併或拆細而作出調整。換股通知一經妥為送達，概不得撤回。

假設無投票權股份持有人並非或並不被視為一主要股東，倘該持有人於緊隨換股後即成為一主要股東(定義見上市規則)，則不得兑換無投票權股份。

倘該項兑換將削減根據上市規則計算為公眾人士的持股量至低於已發行股份25%(或根據上市規則，本公司須維持最低公眾持股量之其他百分比)，則 IBM 不得兑換任何無投票權股份。

v. **上市**

無投票權股份將不會上市。

vi. 其他

至於全體股東(包括股份持有人及無投票權股份持有人)可按其持股比例(憑藉其作為本公司股東的身份)有權參與或受惠於任何本公司之額外證券之紅利發行、資本化發行、權利或類似發行，不論該等股東會否就此支付代價或無需支付代價，根據有關發行而將會向該等無投票權股份持有人發行之任何額外證券須為無投票權股份。

無投票權股份股票上須附有該股份為「無投票權」之字樣。

承董事會命
主席
柳傳志

香港，二零零四年十二月三十一日

註冊辦事處：
香港
鰂魚涌
英皇道九七九號
太古坊
林肯大廈二十三樓

執行董事：
柳傳志先生
楊元慶先生
馬雪征女士

非執行董事：
曾茂朝先生

獨立非執行董事：
黃偉明先生
吳家瑋教授
丁利生先生

附註：

1. 凡有權出席本通告召開的股東特別大會並於會上投票之股東，均有權委任一名或多名代表代其出席及投票。受委代表毋須為本公司股東。

2. 委任代表的文件連同經簽署的授權書或其他授權文件(如有)，或經由公證人簽署證明的授權書或授權文件副本，須於股東特別大會或其任何續會舉行時間48小時前，填妥並遞交本公司之股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

3. 隨函附奉大會適用之代表委任表格。填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會或其任何續會，並於會上投票，而在此情況下，有關的代表委任表格將視作被撤回。

4. 如為聯名持有人，則任何一位該等持有人均可就該等股份親自或委派代表在股東特別大會投票，猶如其為唯一持有人，但如有多名聯名持有人親自或派代表出席股東特別大會，則只有出席並在本公司股東名冊上就該等股份排名首位的登記持有人方有權就此投票。

5. 本通告專用詞彙與本通函第1至10頁「釋義」一節所界定者具有相同涵義。

Legal & General Notices

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code : 992)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Lenovo Group Limited (the "Company") will be held on Thursday, 27 January 2005 at 9:30 a.m. at Ballroom B, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purposes of considering and, if thought fi, passing, with or without modification, the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. **THAT:**

(a) the entering into by the Company of the Asset Purchase Agreement, pursuant to which the Company agreed to acquire from IBM certain assets and assume certain liabilities in connection with the Business in consideration of US$1.25 billion, subject to certain adjustments (details of which are set out in the sub-section entitled "Consideration" under the section entitled "Asset Purchase Agreement" on page 17 of the circular issued by the Company dated 31 December 2004 (the "Circular")) to be satisfied by the issue of up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares (subject to adjustments) credited as fully paid, in each case, by the Company to IBM at the issue price of HK$2.675 each and payment by the Company of US$650 million in cash to IBM (subject to adjustments), and

(b) in connection with the Asset Purchase Agreement, the entering into of the Continuing Connected Transactions by the Company and IBM pursuant to which IBM will, among other things, provide a broad range of transition services to the Enlarged Group in conducting the Business following the Initial Closing and the annual caps thereunder (note: the transactions underlying the Master Distribution Agreement are not subject to any annual cap) set out in the section entitled "Ancillary Agreements" under the letter from the Board set out in the Circular,

be and are hereby approved; and

2. **THAT** pursuant to the Asset Purchase Agreement, the allotment and issue of up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares, the rights and privileges attached to such Non-voting Shares being summarised as follows:

i. *Ranking*

The Non-voting Shares shall rank *pari passu* in all respects with the Shares, except for voting rights.

ii. *Voting Rights*

The Non-voting Shares will not have any voting rights at all general meetings of the Company until they are converted into Shares.

iii. *Transferability*

The Non-voting Shares are subject to the lock-up provisions set out in the Company Agreement and upon the expiry of such lock-ups, the Non-voting Shares are transferable.

Subject to the relevant lock-up restrictions, if IBM proposes to transfer its Non-voting Shares other than to its affiliates, it shall be a condition for such transfer that the transferee will request the Company to convert the Non-voting Shares into Shares immediately following the transfer.

iv. *Conversion*

The Non-voting Shares are convertible, by the holder thereof giving written notice to the Company, into Shares on a one for one basis, subject to any adjustments as a result of any consolidation or sub-division of the Shares. A conversion notice, once duly served, is irrevocable.

No conversion of the Non-voting Shares shall be permitted if following such conversion the holder of the Non-voting Shares would become a substantial shareholder (as defined in the Listing Rules) of the Company immediately following such conversion, assuming the holder is not already a or deemed to be a, substantial shareholder.

IBM may not convert any Non-voting Shares if such conversion would reduce the holdings of Shares of persons who count as members of the public for the purposes of the Listing Rules falling below 25% of the total outstanding Shares (or such other percentage as is required of the Company under the Listing Rules to maintain the minimum public float).

v. *Listing*

The Non-voting Shares will not be listed.

vi. *Others*

With respect to any bonus, capitalisation, rights or similar issues of additional securities of the Company which all the shareholders, including holders of Shares and Non-voting Shares, are entitled to participate in or benefit from (by virtue of their being shareholders in the Company) in proportion to their shareholding, whether for any consideration or for no consideration payable by such shareholders, any additional securities to be issued to the holder of Non-voting Shares under such issues shall be Non-voting Shares.

The share certificates of the Non-voting Shares shall bear the legend that such shares are "non-



passing, with or without modification, the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. **THAT:**

(a) the entering into by the Company of the Asset Purchase Agreement, pursuant to which the Company agreed to acquire from IBM certain assets and assume certain liabilities in connection with the Business in consideration of US$1.25 billion, subject to certain adjustments (details of which are set out in the sub-section entitled "Consideration" under the section entitled "Asset Purchase Agreement" on page 17 of the circular issued by the Company dated 31 December 2004 (the "Circular")) to be satisfied by the issue of up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares (subject to adjustments) credited as fully paid, in each case, by the Company to IBM at the issue price of HK$2.675 each and payment by the Company of US$650 million in cash to IBM (subject to adjustments), and

(b) in connection with the Asset Purchase Agreement, the entering into of the Continuing Connected Transactions by the Company and IBM pursuant to which IBM will, among other things, provide a broad range of transition services to the Enlarged Group in conducting the Business following the Initial Closing and the annual caps thereunder (note: the transactions underlying the Master Distribution Agreement are not subject to any annual cap) set out in the section entitled "Ancillary Agreements" under the letter from the Board set out in the Circular,

be and are hereby approved; and

THAT pursuant to the Asset Purchase Agreement, the allotment and issue of up to 821,234,569 new Shares and up to 921,636,459 new Non-voting Shares, the rights and privileges attached to such Non-voting Shares being summarised as follows:

i. *Ranking*

The Non-voting Shares shall rank *pari passu* in all respects with the Shares, except for voting rights.

ii. *Voting Rights*

The Non-voting Shares will not have any voting rights at all general meetings of the Company until they are converted into Shares.

iii. *Transferability*

The Non-voting Shares are subject to the lock-up provisions set out in the Company Agreement and upon the expiry of such lock-ups, the Non-voting Shares are transferable.

Subject to the relevant lock-up restrictions, if IBM proposes to transfer its Non-voting Shares other than to its affiliates, it shall be a condition for such transfer that the transferee will request the Company to convert the Non-voting Shares into Shares immediately following the transfer.

iv. *Conversion*

The Non-voting Shares are convertible, by the holder thereof giving written notice to the Company, into Shares on a one for one basis, subject to any adjustments as a result of any consolidation or sub-division of the Shares. A conversion notice, once duly served, is irrevocable.

No conversion of the Non-voting Shares shall be permitted if following such conversion the holder of the Non-voting Shares would become a substantial shareholder (as defined in the Listing Rules) of the Company immediately following such conversion, assuming the holder is not already a or deemed to be a, substantial shareholder.

IBM may not convert any Non-voting Shares if such conversion would reduce the holdings of Shares of persons who count as members of the public for the purposes of the Listing Rules falling below 25% of the total outstanding Shares (or such other percentage as is required of the Company under the Listing Rules to maintain the minimum public float).

v. *Listing*

The Non-voting Shares will not be listed.

vi. *Others*

With respect to any bonus, capitalisation, rights or similar issues of additional securities of the Company which all the shareholders, including holders of Shares and Non-voting Shares, are entitled to participate in or benefit from (by virtue of their being shareholders in the Company) in proportion to their shareholding, whether for any consideration or for no consideration payable by such shareholders, any additional securities to be issued to the holder of Non-voting Shares under such issues shall be Non-voting Shares.

The share certificates of the Non-voting Shares shall bear the legend that such shares are "non-voting".

be and is hereby approved.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 31 December 2004

Registered office: 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

As of the date of this announcement, the Board comprises seven members, including the Executive Directors, Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng; the Non-executive Director, Mr Zeng Maochao; and the Independent Non-executive Directors, Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

Notes:

1. A member entitled to attend and vote at the EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the EGM or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders of any Share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

5. Capitalised terms used in this notice have the same meaning as is set out in the section entitled "Definitions" at pages 1 to 10 of the Circular.



Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

股東特別大會通告

茲通告聯想集團有限公司（「本公司」）股東特別大會（「股東特別大會」），謹訂於二零零五年一月二十七日（星期四）上午九時三十分，假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿B舉行，以考慮並酌情通過（不論有否修改）以下決議案為普通決議案：

普通決議案

1. **動議**：

   (a) 批准本公司簽訂資產購買協議，據此，本公司同意就該業務向 IBM 收購若干資產及承擔若干負債，代價為12.5億美元（可予調整）（詳情載於本公司於二零零四年十二月三十一日刊發的通函（「通函」）第17頁「資產購買協議」一節「代價」分節內），由本公司以每股2.675港元之發售價以入賬列為繳足方式分別向 IBM 發行最多821,234,569股新股及不多於921,636,459股新無投票權股份（可予調整）及向 IBM 支付6.5億美元現金款項作為代價；及

   (b) 批准本公司與 IBM 就資產購買協議而進行之持續關連交易，據此，IBM 於首次交割後將向經擴大集團提供（其中包括）進行該業務之廣泛過渡服務，以及本通函董事會函件「附屬協議」一節所載的年度上限（註：總分銷協議所涉交易不設任何年度上限）；及

2. **動議**批准根據資產購買協議，配發及發行不多於821,234,569股新股及921,636,459股新無投票權股份，該等無投票權股份所附的權力和特權概述如下：

   i. **股份等級**

   除投票權外，無投票權股份在各方面均與股份享有同等權益。

   ii. **投票權**

   無投票權股份在轉換為股份前於本公司所有股東大會上將無任何投票權。

   iii. **可轉讓性**

   無投票權股份受公司協議所載之凍結條文所規範，而在該凍結期屆滿時可予以轉讓。

   在有關凍結限制的規限下，倘 IBM 有意向其聯營公司以外之公司轉讓其無投票權股份，作為進行是次轉讓的其中一項條件，該承讓人須於緊隨轉讓後要求本公司立即將其無投票權股份兌換為股份。

   iv. **換股**

   無投票權股份持有人以書面形式通知本公司後，可將其無投票權股份按一換一基準兌換為股份，惟可根據任何股份合併或拆細而作出調整。換股通知一經妥為送達，概不得撤回。

   假設無投票權股份持有人並非或並不被視為一主要股東，倘該持有人於緊隨換股後即成為一主要股東（定義見上市規則），則不得兌換無投票權股份。

   倘該項兌換將削減根據上市規則計算為公眾人士的持股量至低於已發行股份25%（或根據上市規則，本公司須維持最低公眾持股量之其他百分比），則 IBM 不得兌換任何無投票權股份。

   v. **上市**

   無投票權股份將不會上市。

   vi. **其他**

   至於全體股東（包括股份持有人及無投票權股份持有人）可按其持股比例（憑藉其作為本公司股東的身份）有權參與或受惠於任何本公司之額外證券之紅利發行、資本化發行、權利或類似發行，不論該等股東會否就此支付代價或無需支付代價，根據有關發行而將會向該等無投票權股份持有人發行之任何額外證券須為無投票權股份。

   無投票權股份股票上須附有該股份為「無投票權」之字樣。

承董事會命
主席
柳傳志

香港，二零零四年十二月三十一日

註冊辦事處：香港鰂魚涌英皇道979號太古坊林肯大廈23樓

於本公告日期，執行董事包括柳傳志先生、楊元慶先生、馬雪征女士；非執行董事為曾茂朝先生；獨立非執行董事包括黃偉明先生、吳家瑋教授和丁利生先生。

附註：

1. 凡有權出席本通告召開的股東特別大會並於會上投票之股東，均有權委任一名或多名代表代其出席及投票。受委代表毋須為本公司股東。

2. 委任代表的文件連同經簽署的授權書或其他授權文件（如有），或經由公證人簽署證明的授權書或授權文件副本，須於股東特別大會或其任何續會舉行時間48小時前，填妥並遞交本公司之股份過戶登記處雅柏�san證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

3. 填妥及交回代表委任表格後，閣下仍可親身出席股東特別大會或其任何續會，並於會上投票，而在此情況下，有關的代表委任表格將視作被撤回。

4. 如為聯名持有人，則任何一位該等持有人均可就該等股份親自或委派代表在股東特別大會投票，猶如其為唯一持有人，但如有多名聯名持有人親自或派代表出席股東特別大會，則只有出席並在本公司股東名冊上就該等股份排名首位的登記持有人方有權就此投票。

5. 本通告所用詞彙與通函第1至10頁「釋義」一節所界定者具有相同涵義。



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 992)

VERY SUBSTANTIAL ACQUISITION RELATING TO THE PERSONAL COMPUTER BUSINESS OF INTERNATIONAL BUSINESS MACHINES CORPORATION AND CONTINUING CONNECTED TRANSACTIONS

Financial adviser to the Company


Goldman Sachs

Goldman Sachs (Asia) L.L.C.

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

CAZENOVE

Cazenove Asia Limited

EXTENSION OF TIME FOR PUBLICATION OF THE CIRCULAR

Reference is made to an announcement made by the Company dated 8 December 2004 and published on 9 December 2004 in respect of, inter alia, a very substantial acquisition relating to the personal computer business of IBM.

The Company has applied for a one-day extension of time for publication so that the circular can be published on 31 December 2004.

EXTENSION OF TIME FOR PUBLICATION OF THE CIRCULAR

Reference is made to an announcement made by the Company dated 8 December 2004 and published on 9 December 2004 in respect of, inter alia, a very substantial acquisition relating to the Personal Computer Business of IBM (the "**First Announcement**"). Terms defined in the First Announcement have the same meaning in this announcement.

The Company is required under Rules 14.48 and 14A.49 of the Listing Rules to arrange for the publication of a Shareholders' circular (the "**Circular**") to the Shareholders on or before the expiry of 21 days from 9 December 2004, i.e. 30 December 2004.

Due to a slight delay in the generation of certain financial information contained in Appendix I (Audited US Combined Financial Statements of the Personal Computing Division of IBM), Appendix II (Unaudited Combined Financial Information of the Personal Computing Division of IBM under Hong Kong GAAP) and Appendix IV (Unaudited Pro Forma Financial Information on the Enlarged Group) to the Circular, the Company has applied for a one-day extension of time for publication so that the Circular can be published on 31 December 2004.

As of the date of this announcement, the Board comprises seven members, including the Executive Directors, Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng; the Non-executive Director, Mr Zeng Maochao, and the Independent Non-executive Directors, Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 30 December 2004



香港聯合交易所有限公司對本公告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

有關 IBM 個人電腦業務的非常重大收購
及
持續關連交易

本公司財務顧問


Goldman Sachs

高盛（亞洲）有限責任公司

獨立董事委員會及獨立股東之獨立財務顧問

CAZENOVE

嘉誠亞洲有限公司

延期刊發通函

本公司於二零零四年十二月九日發出日期為二零零四年十二月八日的公告，內容包括有關 IBM 個人電腦業務的非常重大收購。

本公司已申請將刊發該通函限期延後一天至二零零四年十二月三十一日。

延期刊發通函

本公司於二零零四年十二月九日發出日期為二零零四年十二月八日的公告，內容包括有關 IBM 個人電腦業務的非常重大收購（「第一項公告」）。第一項公告所界定詞彙，涵義與本公告相同。

根據上市規則第14.48條及第14A.49條，本公司須安排於二零零四年十二月九日起計二十一天內（即二零零四年十二月三十日）向股東刊發股東通函（「該通函」）。

由於滙集本通函附錄一（IBM 個人電腦部的經審核美國合併財務報表）、附錄二（IBM 個人電腦部的未經審核香港會計準則合併財務資料）及附錄四（經擴大集團未經審核備考財務資料）所載若干財務資料略有耽誤，本公司已申請將刊發該通函限期延後一天至二零零四年十二月三十一日。

於本公告日期，董事會由七位成員組成，包括執行董事包括柳傳志先生、楊元慶先生、馬雪征女士；非執行董事為曾茂朝先生；獨立非執行董事包括黃偉明先生、吳家瑋教授和丁利生先生。

承董事會命
主席
柳傳志

香港，二零零四年十二月三十日



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

Stock code: 992

VERY SUBSTANTIAL ACQUISITION RELATING TO THE PERSONAL COMPUTER BUSINESS OF INTERNATIONAL BUSINESS MACHINES CORPORATION AND CONTINUING CONNECTED TRANSACTIONS

Financial Adviser to the Company



Goldman Sachs (Asia) L.L.C.

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

CAZENOVE

Cazenove Asia Limited

REVISION OF ANNUAL CAPS REGARDING CERTAIN CONTINUING CONNECTED TRANSACTIONS

Reference is made to an announcement made by the Company dated 8 December 2004 in respect of, inter alia, a very substantial acquisition relating to the Personal Computer Business of IBM and a subsequent announcement dated 10 December 2004 in respect of the Continuing Connected Transactions relating to the Ancillary Agreements entered into between the Company and IBM pursuant to the Asset Purchase Agreement.

In the announcement dated 10 December 2004, the Company set out certain "combined" annual caps in respect of the Distribution Channel Financing Services and Excess Surplus Disposition Services under the Strategic Financing and Asset Disposition Services Agreement as well as the Internal Use Purchase Agreement. Due to inadvertent mistakes made in the relevant calculation process, such annual caps are not correct. The Company would like to revise the language contained in the said announcement in respect of the annual caps in relation to the agreements described above.

The Company would also like to clarify that all references to "Excess Surplus Distribution Services" should be changed to "Excess Surplus Disposition Services".

REVISION OF ANNUAL CAPS REGARDING CERTAIN CONTINUING CONNECTED TRANSACTIONS

Reference is made to an announcement made by the Company dated 8 December 2004 in respect of, inter alia, a very substantial acquisition relating to the Personal Computer Business of IBM (the "First Announcement") and a subsequent announcement dated 10 December 2004 in respect of the Continuing Connected Transactions relating to the Ancillary Agreements entered into between the Company and IBM pursuant to the Asset Purchase Agreement (the "Second Announcement").

Terms defined in the First Announcement and the Second Announcement have the same meaning in this announcement.

Revision of certain annual caps

Strategic Financing and Asset Disposition Services Agreement

In the Second Announcement, the Company set out certain "combined" annual caps in respect of the Distribution Channel Financing Services and Excess Surplus Disposition Services under the Strategic Financing and Asset Disposition Services Agreement. Due to an inadvertent mistake made in the relevant calculation process, such annual caps are not correct. The Company would like to revise the language in respect of the annual caps in relation to the Distribution Channel Financing Services and Excess Surplus Disposition Services, as follows:

Distribution Channel Financing Services

"The Directors expect that the aggregate amount of fees payable by the Company to IBM under Distribution Channel Financing Services under the Strategic Financing and Asset Disposition Services Agreement for each of the five years following the Initial Closing will not exceed US$84 million, US$86 million, US$87 million, US$89 million and US$90 million, respectively."

Excess Surplus Disposition Services

"The Directors expect that the aggregate amount of fees payable by IBM to the Company in relation to the Excess Surplus Disposition Services under the Strategic Financing and Asset Disposition Services Agreement for each of the five years following the Initial Closing will not exceed US$58 million, US$60 million, US$61 million, US$62 million and US$63 million, respectively."

The Company would also like to clarify that all references to "Excess Surplus Distribution Services" should be changed to "Excess Surplus Disposition Services". Relevant changes will be reflected in a circular to be issued by the Company.

Internal Use Purchase Agreement

In the Second Announcement, the Company set out certain annual caps in respect of the Internal Use Purchase Agreement. Due to an inadvertent mistake made in the relevant calculation process, such annual caps are not correct. The Company would like to revise the language in respect of the annual caps in relation to the Internal Use Purchase Agreement, as follows:

"The Directors expect that the aggregate amount of fees payable under the Internal Use Purchase Agreement for each of the five years following the Initial Closing will not exceed US$500 million, US$512 million, US$520 million, US$530 million and US$541 million, respectively."

GENERAL

Cazenove Asia Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Continuing Connected Transactions. The above revised language will be set out in a circular to be issued by the Company on or around 30 December 2004, containing, among other things, details of the Ancillary Agreements and the Continuing Connected Transactions, a letter from the Independent Board Committee to the Independent Shareholders in relation to the Continuing Connected Transactions, and a letter from Cazenove Asia Limited to advise the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions, as well as a notice convening the EGM to approve the Asset Acquisition and the Continuing Connected Transactions.

As of the date of this announcement, the Executive Directors are Mr Liu Chuanzhi, Mr Yang Yuanqing, Ms Ma Xuezheng; Non-executive Director is Mr Zeng Maochao; Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei, and Mr Ting Lee Sen.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 28 December 2004



香港聯合交易所有限公司對本公告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

有關IBM個人電腦業務的
非常重大收購
及
持續關連交易

本公司財務顧問



高盛（亞洲）有限責任公司

獨立董事委員會及獨立股東之獨立財務顧問

CAZENOVE

嘉誠亞洲有限公司

就若干持續關連交易修訂年度上限

本公司於二零零四年十二月八日就IBM個人電腦業務的非常重大收購等事項作出公告，隨後於二零零四年十二月十日就有關本公司及IBM根據資產購買協議簽訂附屬協議的持續關連交易發出公告。

本公司於二零零四年十二月十日公告內，就策略性融資和資產處置服務協議下的分銷渠道融資服務和過剩產品處置服務及內部使用購買協議設定了若干「合併」年度上限。由於在相關計算過程有誤，該等年度上限不正確。本公司欲就上述協議有關的年度上限的措詞作出修訂。

本公司亦擬澄清，所有「過剩產品分銷服務」提述應更改為「過剩產品處置服務」。

就若干持續關連交易修訂年度上限

本公司於二零零四年十二月八日就IBM個人電腦業務的非常重大收購等事項作出公告（「第一項公告」），隨後於二零零四年十二月十日就有關本公司及IBM根據資產購買協議（「第二項公告」）簽訂附屬協議的持續關連交易發出公告。

第一項公告及第二項公告的界定詞彙，涵義與本公告相同。

修訂年度上限

策略性融資和資產處置服務協議

本公司於第二項公告內，就策略性融資和資產處置服務協議下的分銷渠道融資服務和過剩產品處置服務設定了若干「合併」年度上限。由於在相關計算過程有誤，該等年度上限不正確。本公司欲就分銷渠道融資服務和過剩產品處置服務有關的年度上限的措詞作出如下修訂：

分銷渠道融資服務

「董事預期，首次交割後五個年度的各年，本公司根據策略性融資和資產處置服務協議下的分銷渠道融資服務和過剩產品處置服務應付予IBM的費用總額，將分別不會超過0.84億美元、0.86億美元、0.87億美元、0.89億美元和0.90億美元。」

過剩產品處置服務

「董事預期，首次交割後五個年度的各年，IBM根據策略性融資和資產處置服務協議下的客戶融資服務應付予本公司的費用總額，將分別不會超過0.58億美元、0.60億美元、0.61億美元、0.62億美元和0.63億美元。」

本公司謹此澄清，所有「過剩產品分銷服務」提述應更改為「過剩產品處置服務」。相關的變更已反映於本公司將予刊發的通函內。

內部使用購買協議

本公司於第二項公告內，就內部使用購買協議設定若干年度上限。由於在相關計算過程有誤，該等年度上限不正確。本公司欲就分銷渠道融資服務和過剩產品處置服務有關的年度上限措詞作出如下修訂：

「董事預期，首次交割後五個年度的各年，根據內部使用購買協議應付的費用總額，將分別不會超過5億美元、5.12億美元、5.2億美元、5.3億美元和5.41億美元。」

一般事項

嘉誠亞洲有限公司已獲委任為獨立財務顧問，就持續關連交易向獨立董事委員會及獨立股東提供意見。以上文字修改將載於本公司將於二零零四年十二月三十日或相近日子發出的通函內，該通函內含（其中包括）附屬協議及持續關連交易的詳情、獨立董事委員會就持續關連交易致獨立股東的函件、嘉誠亞洲有限公司就持續關連交易向獨立董事委員會及獨立股東提供意見的函件，以召開股東特別大會以通過資產購買及持續關連交易的通告。

於本公告日期，執行董事包括柳傳志先生、楊元慶先生、馬雪征女士；非執行董事為曾茂朝先生；獨立非執行董事包括黃偉明先生、吳家瑋教授和丁利生先生。

承董事會命
主席
柳傳志

香港，二零零四年十二月二十八日

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